

MERALCO



06019147

SUPPL

FORM OF APPLICATION FOR EXEMPTION LETTER

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

November 2006

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MANILA ELECTRIC COMPANY
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (File No. 82-3237)

Ladies and Gentlemen:

We are furnishing the U. S. Securities and Exchange Commission (the "SEC") with the information set forth herein and in the exhibit hereto for filing pursuant to the requirements of exemption from Section 12(g) of the U. S. Securities Exchange Act of 1934 (the "Exchange Act") granted to Manila Electric Company (the "Company") under Rule 12g3-2(b) under the Exchange Act (the "Rule").

Set forth in Exhibit A is a list of the information the Company has made public, filed with any exchange, or distributed to security holders for the period from **November 1, 2005 to October 31, 2006**. Enclosed also is a copy of each of the reports or announcements referred to in Exhibit A. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC, or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall continue an admission for any purpose that the Issuer is subject to the Exchange Act.

With regards to the list of information the Company is required to make public, file with any exchange or distribute to security holders, there are no changes from that listed in Exhibit B which the Company furnished the SEC in November 2004.

dlw 12/13

EXHIBIT A

US SEC
File No. 82-3237

SEC FORM 17 – C
(Current Report)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC



CENTRAL RECEIVING UNIT
Received by:
2005 DEC 21 PM 2 55

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *December 16, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,306,651*
Class "B"	*402,900,741*
Total	*1,007,207,392*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached report on the attendance of Meralco Directors in Board meetings for the period covering January to December 2005.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: December 16, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

I'S SEC
12-3237



MERALCO
Ortigas Avenue, Pasig City
0300 Philippines

SECRETARY'S CERTIFICATE

I, GIL S. SAN DIEGO, a duly elected, qualified and incumbent Assistant Corporate Secretary of the Manila Electric Company (MERALCO), a corporation duly organized and existing under and by virtue of the laws of the Philippines, do hereby certify that:

Attached is the list of attendance of Meralco Directors in Board meetings for the period covering January to December 2005.

WITNESS THE SIGNATURE of the undersigned as such officer of the Company and its corporate seal hereunto affixed on this 16th day of December 2005.

GIL S. SAN DIEGO
Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this 16th day of ~~January~~ DECEMBER 2005, affiant exhibiting to me his Community Tax Certificate No. 15659021, issued at Quezon City, on January 7, 2005.



ANGELO G. MEDINA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2006
PTR NO. 2247011
ISSUED ON 01-06-05 AT PASIG CITY

Doc. No. 258;
Page No. 52;
Book No. XXIII;
Series of 2005.

2005 BOARD MEETING ATTENDANCE

	Board of Directors	1/24/2005	2/8/2005	2/28/2005	3/28/2005	4/25/2005	5/23/2005	6/27/2005	7/25/2005	8/22/2005	9/26/2005	10/24/2005	11/29/2005
1	Felipe B. Alfonso	/	/	/	/	/	/	/	/	/	/	/	/
2	Gregory L. Domingo	----	----	----	----	/	/	/	/	/	/	/	/
2	Octavio Victor R. Espiritu Jr.	----	----	----	----	x	/	/	/	/	/	/	/
3	Jesus P. Francisco	/	/	/	/	/	/	/	/	/	/	/	/
4	Winston F. Garcia	x	/	x	x	----	----	----	----	----	----	----	----
5	Manuel M. Lopez	/	/	/	/	/	/	/	/	/	/	/	x
6	Christian S. Monsod	/	/	/	/	/	x	/	/	/	/	/	/
7	Juan B. Santos	/	----	----	----	----	----	----	----	----	----	----	----
8	Washington Z. Sycip	/	x	/	/	/	x	x	/	x	/	/	/
9	Margarito B. Teves	/	x	x	/	x	/	/	----	----	----	----	----
10	Emilio A. Vicens	/	/	/	/	/	/	/	/	/	/	/	/
11	Cesar E.A. Virata	/	/	/	x	/	x	/	/	/	/	/	/
12	Francisco L. Viray	/	x	/	/	/	/	/	/	/	/	/	/

Notes:

a) Mr. Juan B. Santos resigned on February 1, 2005.
b) February 8, 2005 is a special board meeting.
c) Mr. Winston F. Garcia resigned on April 15, 2005.
c) Mr. Octavio Victor R. Espiritu Jr. elected on April 25, 2005 vice Mr. Juan B. Santos.
d) Mr. Gregory L. Domingo elected on April 25, 2005 vice Mr. Winston F. Garcia.
e) Mr. Margarito B. Teves resigned on July 15, 2005.

Legend:

/ Present

x Absent

--- Not Applicable

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
) ...237



CENTRAL RECEIVING

PSE #PO-005

'06 JAN 17 P4:32

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 17, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,301703*
Class "B"	*402,897,442*
Total	*1,007,199,145*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

11. Item Number reported: **Item 9 (Other Events)**

Please see attached copy of Press Release entitled "MERALCO BRANDS TAX ALLEGATION AS BASELESS CHARGE SAYS IT DOES NOT OWE BIR P85.3 BILLION ".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President , Assistant Corporate Secretary and Information Disclosure Officer

Date: January 17, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237



'06 JAN 19 P4:00

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 19, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,301703*
Class "B"	*402,897,442*
Total	*1,007,199,145*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

US SEC
File No. 82-3237

11. Item Number reported: **Item 9 (Other Events)**

Please see attached copy of the Company's reply to Corporate Finance Department's letter dated December 23, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: January 19, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237



MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

January 19, 2006

MS. JUSTINA F. **CALLANGAN**
Director, Corporate Finance Department
Securities & Exchange Commission
6th Floor, SEC Building, EDSA
Greenhills, Mandaluyong City

Dear Director Callangan:

We received your letter dated December 23, 2005, concerning the late filing of our sworn certification on the attendance of directors during the 2004 board meetings.

Thank you for accepting our explanation. Rest assured that we shall be compliant next time not only with this particular item but to all reportorial requirements.

Very truly yours,



GIL S. SAN DIEGO
Vice President, Assistant Corporate
Secretary & Information Disclosure Officer

adb/

TEL. No. (632) 631-2222 • (632) 16220



SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills, Mandaluyong City, Metro Manila

CORPORATION FINANCE DEPARTMENT



December 23, 2005

Atty. GIL S. SAN DIEGO
Assistant Corporate Secretary
MANILA ELECTRIC COMPANY
Lopez Building
Ortigas Avenue, Pasig City

Dear Atty. San Diego:

This refers to the company's late filing of its sworn certification on the attendance of its directors during its 2004 board meetings per its Manual on Corporate Governance.

We find no merit in its reply to our Show Cause Letter dated March 22, 2005.

Considering that this is the company's first violation of the subject requirement, the company is hereby reprimanded. It is, however, warned that henceforth, it shall take measures to fully comply with the same, otherwise, appropriate penalties shall be imposed pursuant to the Consolidated Scales of Fines ***(SEC Memorandum Circular No. 6, Series of 2005).***

Very truly yours,



JUSTINA F. CALLANGAN
Director

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
82-3237
'06 JAN 23 P4:38

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 23, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,301,703*
Class "B"	*402,897,442*
Total	*1,007,199,145*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, January 23, 2006, the Board has fixed February 28, 2006 as the record date for the determination of stockholders entitled to notice of, and to vote at the Annual Stockholders Meeting of MERALCO to be held on Tuesday, May 30, 2006, starting at 9:00 a.m., at the Meralco Theater, Lopez Building, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: January 23, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
02-4237
CENTRAL RECORDS UNIT
Received by
JAN 27 P2:03

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *January 26, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,301,703*
Class "B"	*402,897,442*
Total	*1,007,199,145*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

11. Item Number reported: *Item 9 (Other Events)*

Attached is a copy of "MERALCO's CERTIFICATION TO SEC ON THE COMPLIANCE WITH THE MANUAL OF CORPORATE GOVERNANCE OF THE COMPANY."

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: January 26, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237



CORPORATE GOVERNANCE REPORT 2005

CERTIFICATION TO SEC ON THE COMPLIANCE WITH THE MANUAL OF CORPORATE GOVERNANCE

This is to certify that MERALCO has substantially complied with the rules and principles of its Manual of Corporate Governance. It is also in the process of institutionalizing these corporate governance practices and principles as it is practicable to the subsidiaries. All subsidiaries are non-public and non-listed companies.

This certification is issued in accordance with the requirement of the Company's Manual of Corporate Governance Article V, Section 1.1, Paragraph d.



Helen T. de Guzman
18 January 2006

The Board

Composition of the Board

As of year-end of 2005, the Board of Meralco consists of four executive directors (MMLopez, JPFrancisco, CSMonsod, and FBAlfonso), five independent directors (CEAVirata, WZSycip, FLViray, OVEspiritu, and GLDomingo) and one non-executive director (EAVicens). One board seat previously held by independent director, MVTeves remains vacant to date. Mr. Teves resigned as board of director upon his appointment as Finance Secretary. Directors are subject to re-election every year in accordance with the articles and by-laws of the company.

All Directors have attended seminars on Corporate Governance, which is also prescribed under Energy Regulatory Commission Resolution No. 1; Series 2004 entitled *"Program to Promote Good Corporate Governance in Distribution Utility"*.

Board Procedures

The Board holds regular monthly meetings and special board meetings to discuss and decide on major critical issues affecting the company. Details of the Directors' attendance to Board meetings is shown in "Annex 1".

The Board has a formal agenda for each meeting which include the brief report or update by the Chairman & CEO, the report of the board committees, the President's report on operational and financial performance, and updates on regulatory developments, the presentation of plans and budgets, acquisitions and divestments and other strategic concerns. The duration of regular board meetings averaged about 2.2 hours.

There is an orientation process for new independent and non-executive Directors. This includes the ff.

- Briefing the Director on the company's board governance process by the Corporate Secretary;
- Providing the Director with a Corporate Governance binder by the compliance officer that contains copies of the company's Manual of Corporate Governance, Code of Ethics, Conflict of Interest Policy, Articles of Incorporation & By-Laws and the requirement on Disclosure of Transactions in trading Meralco shares; and
- Orientating the Director on the Company's organization and operations by company officers.

Board Committees

There are six standing Committees in the board in aid of governance: Nomination & Governance Committee, Audit & Compliance Committee, Compensation & Retirement Committee, Risk Management Committee, Finance Committee and Executive Committee. All committees have approved Charters. Each Committee has at least two independent Directors. The summary of Board Committee functions and their accomplishments are shown in "Annex 2".

The Strategic Planning Committee is the only adhoc Board committee that functioned during the year. The Strategic Planning Committee was tasked to provide oversight and strategic insights to aid management and the board in the formulation of strategic plans and enhance the strategic decision making process in the light of the on-going restructuring of the electric power industry.

The duration of meetings of Board Committees ranged from 1.2 to 2.6 hours.

Management Committee

The corporate officers of the Company is composed of the Chief Executive Officer, the President & Chief Operating Officer, the Chief Financial Officer & Comptroller, the Heads of Networks and Supply, the Treasurer, the Chief Information Officer, and eight (8) other Vice Presidents from various functional offices.

SEC
82-3237

Except for the Treasurer and four (4) of the eight (8) VPs mentioned above, all of the corporate officers constitute the Management Committee (Mancom). Mancom meets regularly, at least once a week to ensure the formulation and implementation of principal policies and directions governing the organization, management and operation of the company as well as its subsidiaries. Management has also formed other regular committees such as the Corporate Planning Committee, Purchasing Committee, HR Committee. All Company officers with the rank of Assistant Vice President up to the CEO have attended seminar on Corporate Governance and Risk Management.

Corporate Secretary

The Corporate Secretary oversees the scheduling of all board activities. Directors have been notified of the date and time of the Board meetings ahead of schedule. The agenda and related materials for the board meeting is supplied to the Director at least a day before the scheduled meeting. All meetings of the Board have been minuted and are available for inspection by any Director during office hours at the Office of the Corporate Secretary.

The Corporate Secretary's responsibility includes briefing the new Directors on the company's board governance process. He also submits to the SEC at the end of every fiscal year, a certification on the attendance of all Directors to the Board meetings.

The External Auditor

During the last annual stockholders' meeting, he stockholders have appointed SGV & Co. as the external auditor of the company. The Audit Committee in their meetings normally invites the external auditor when issues related to the audit of the company's financial statements are discussed. The external auditor also presents their annual audit plan and issues to Audit Committee.

The Engagement Partner of SGV for Meralco is Ms. Vivian Cruz-Ruiz. She has been handling Meralco as the signing partner for the last three (s) years.

SGV has not been engaged by the company to perform non-audit services during the year. This year's financial audit however was expanded to include the review of the company's compliance to the International Accounting Standards (IAS) set for implementation in 2005. In 2004, SGV was commissioned to undertake limited review involving various cut-off dates and certify the corresponding company's Net Earning Statement, which was prescribed by the creditors under the refinancing program.

Payments to SGV during the year consist of the following.

• Regular 2005 financial audit & retainer fees	P 9.5M
• Balance- 2004 financial audit	6.6
	P 16.1M

The above information is disclosed in compliance with SEC Circular No. 14, an amendment to Annex C of Rule No. 12.

The Internal Auditor

Internal audit conducts its activities guided by the International Standards for Professional Practice of Internal Auditing (ISPPIA).

The Chief Audit Executive (CAE) reports to the Audit Committee and to the Chairman & Chief Executive Officer. As a matter of practice, the CAE presents its audit reports to Management and secure its response and commitment before presenting the same report to the Audit Committee on a regular basis.

The annual audit plan of Internal Audit is presented and approved by the Audit Committee.

Supply of Information

Directors are supplied with detailed reports and other pertinent documents related to the agenda of the meeting of the Board or the committee. These materials are provided at least a day prior to the scheduled meeting date.

The agenda for regular board meetings normally consist of six to seven items. Distribution of agenda averages about 60-40. 60% of the agenda concerns matters almost on a pro-forma basis such as financial, operational and regulatory reports, Board authorization to execute financial transactions or other major contractual obligations. The remaining 40% are devoted to Board Committee reports and major policy and strategic issues.

Disclosure and Transparency

As mandated, the Office of the Corporate Secretary with the cooperation of concerned offices in the Company has completely filed all required reports to the SEC and the Philippine Stock Exchange on or before the set deadline.

The Company has designated the Chief Legal Officer as the Corporate Information Disclosure Officer for purposes of disclosing material information dealings to the SEC and PSE on a continuing basis. The Treasurer was appointed as the OIC in the absence of the Chief Disclosure Officer. There are however instances that the attention of the Corporate Secretary or the President has been called to explain or clarify certain issues quoted either from Company officers or third parties concerning issues affecting the company as they are published in the newspapers.

Investors' Rights and Protection

As a matter of policy, the Company conducts quarterly Investors' briefings participated in by the Chairman of the Board & CEO and/or the President &

Chief Operating Officer , the Chief Financial Officer and Comptroller and the Treasurer. Invited in the session are representatives of the local and institutional investors, securities brokerage firms and investment bankers. Through conference call, analysts of foreign-based institutional investors and investment banks are able to participate during the session.

In the Company, the Investor Relations Office ably supervises the investors' briefings and attends to institutional investors' needs while the Stockholders Assistance Office attends to concerns of the small investors.

For the year, investors' briefings were held on the following dates:

Date	No. of Participating Institutions
• April 8, 2005	41
• May 5, 2005	27
• August 1, 2005	31
• October 26, 2005	26

Compliance and Monitoring

The Board of Directors has appointed compliance officer who reports to the Chairman of the Board as well as to the Nomination & Governance Committee. The compliance officer apprises the Nomination and Governance Committee and the Chairman of the Board on a regular basis, their of the company's compliance to the Manual of Corporate Governance and identifies areas for improvements. The Compliance Officer also seeks from the Nomination & Governance Committee, direction and guidance on matters relating to governance improvement programs.

To date, the Compliance Officer has not been summoned to appear before the SEC on matters that need to be clarified by the SEC.

Applicability to Subsidiaries

The Company has committed to make the Manual of Corporate Governance applicable and binding on all subsidiary corporations.

To implement this, a Subsidiary Management Policy was developed *"to manage its subsidiaries with adherence, dedication and unwavering commitment to good corporate governance and practices within the bounds of the corporate powers vested upon it by the laws and its legislative franchise"*. The Board approved this on September 2005.

To date, all Board of Directors and key management officers of subsidiary corporations have attended the prescribed Corporate Governance and Risk Management seminar, which was conducted by an institution accredited by SEC.

Management has implemented a guideline setting the number of directorship a corporate officer can have in subsidiaries and affiliate companies. The objective is to ensure that the capacity of Directors to serve with diligence is not compromised. Appointment of independent Directors has been accomplished in two (2) subsidiaries. The appointment of independent directors in the rest of the subsidiaries was put on hold pending completion of the on-going rationalization and re-alignment of subsidiaries with the strategic objectives of the company.

US SEC
File No. 82-3237

"Annex 1"

MANILA ELECTRIC COMPANY

ATTENDANCE: BOARD AND COMMITTEE MEETINGS

	Regular & Special Board Meetings	Executive Committee	Nomination & Governance Committee	Audit & Compliance Committee	Compensation & Retirement Committee	Finance Committee	Risk Management Committee	Strategic Planning Committee
MEETINGS HELD	**13**	**2**	**3**	**6**	**3**	**8**	**1**	7
M. M. Lopez	12	2		6	3			
F. B. Alfonso	13	1	3	6				4
J. P. Francisco	13	2				8	1	7
OV. R. Espiritu*	8				2	5	1	
W. F. Garcia*	1		-					
C. S. Monsod	12		3			7	1	6
J. B. Santos*	1					2		
W. Z. Sycip*	9	1		6	2			
M. B. Teves*	4		-	3	1			
G. L. Domingo*	9		1			3		
E. A. Vicens	13			5		7	1	7
C. E.A. Virata*	11	1				7		
F. L. Viray*	12		3		3	3	1	
% Attendance	88	70	73	93	85	93	100	86
Ave. Meeting hours	2.2	1.4	1.3	1.5	1.2	1.5	1.8	2.6

** Independent Directors*

NOTE :

The following changes in the Board's composition took effect within the year :

- *Mr. Juan B. Santos resigned on February 1, 2005. He was replaced by Mr. Octavio Victor R. Espiritu, Jr. on April 25, 2005*
- *Mr. Winston F. Garcia resigned on April 15, 2005. He was replaced by Mr. Gregory L. Domingo on the same date.*
- *Mr. Margarito B. Teves resigned on July 15, 2005. He has no replacement to date.*

Last December 2004, the memberships in the board committees were rationalized to effect the following :

1. *A director's membership in board committees shall be limited to a maximum of three (3).*
2. *A director sitting in the Audit Committee shall not be a member of the Finance Committee or vice-versa.*

US SEC

- Confirmed the Operational Excellence Award.
- Approved changes in Total Managerial Remuneration.
- Deliberated on the Retirement Conversion Plan.
- Evaluated CEO performance and his compensation increase.

Meetings:

March 7
July 20
July 25

Finance Committee

Functions

The Finance Committee is appointed by the MERALCO Board of Directors to review the financial operations of the Company and advise, recommend the approval or action on financial matters such as on major financial policies and financing transactions, corporate plans and budgets, major contracts, acquisitions and divestitures and financing guarantees and indemnities and mortgaging of company assets. It endorses recommendations to the Board as deemed appropriate and within its delegated authority.

Accomplishments:

- Reviewed and endorsed to the Board of Directors for approval, major contracts recommended by management.
- Evaluated Phase IV Refund Procedures.
- Reviewed and endorsed management-proposed Phase IV Refund Payment Schemes for approval of the Energy Regulatory Commission (ERC).
- Provided directions on the Asset Disposal Program.
- Approved the sale of a minor subsidiary company.
- Provided directions on the financing options for Meralco.
- Reviewed and approved the updated (Short-term) Investment Policies and Guidelines.
- Reviewed and approved donation to a foundation
- Provided directions on covenants with creditors.
- Reviewed pending issues related to major supply contracts.

Meetings:

January 18
January 24
February 24
May 10
August 9
August 22
September 22
November 29

Risk Management Committee

Functions

The Risk Management Committee is appointed by the Board of Directors to ensure that the Company has an effective risk management system. It shall provide oversight over the management's activities in managing supply, credit, market, liquidity, operational, legal and other risks of the corporation. This function shall include receiving periodic information on risk exposures and risk management activities. It endorses recommendations to the Board as deemed appropriate.

Accomplishments:

- Reviewed on-going management initiatives to institutionalize Risk Management Process in the Company.
- Reviewed impact of significant risks and exposures as of August 31, 2005.
- Reviewed on-going Risk Management Assessment and Study

Meeting:

September 19

"Annex 2"

FUNCTIONS OF THE BOARD COMMITTEES & CY2005 ACCOMPLISHMENTS

Nomination & Governance Committee

Functions

The Nomination & Governance Committee is appointed by the Board of Directors of MERALCO to make recommendations to the Board on the qualified nominees for appointment as directors, improvements on board organization and procedures; mechanisms for evaluating performance of the board and management and the continuing education of the board including that for individual directors.

Accomplishments:

- Evaluated Directors' attendance in Board and Board Committee meetings.
- Screened nominees for Directors of the Board.
- Reviewed and approved revisions to the Full Business Interest Disclosure Form.
- Reviewed Benchmark Report on Corporate Governance
- Reviewed and endorsed Policy Guidelines on Board Committees.
- Provided directions on the mechanism to evaluate management performance
- Reviewed and endorsed for board approval the Subsidiary Management Policy.

Meetings:

February 28
April 15
August 16

Audit & Compliance Committee

Functions

The Audit and Compliance Committee is appointed by the MERALCO Board of Directors to provide oversight of the company's internal and external auditors, evaluate the integrity and accuracy of the financial reports, elevate to international standards the accounting and auditing processes, practices and methodologies in the company and monitor compliance with laws and regulations.

Accomplishments:

- Approved the annual Internal Audit Plan
- Reviewed Internal Audit Reports.
- Reviewed the impact to the company of International Accounting Standards (IAS) and the Philippine Financial Reporting Standards made effective in 2005.
- Reviewed 2004 and 2005 external audit issues.
- Reviewed the annual audited financial statements
- Recommended to the Board the approval of 2004 audited financial statements.
- Reviewed and acknowledged the external auditor's 2005 Audit Plan.
- Reviewed notices served by regulatory agencies relative to corporate filing of the financial statements,
- Review impact of significant pending legal and tax cases.

Meetings:

January 17
February 24
March 7
March 28
July 20
September 29

Compensation & Retirement Committee

Functions

The Compensation and Retirement Committee is appointed by the Board of Directors to establish a formal policy for developing a policy on executive compensation and fixing the remuneration packages of corporate officers and Board of Directors and either make recommendations to the Board as deemed necessary or to take approved action if within delegated authority.

Accomplishments:

- Reviewed and decided on the 2004 Meralco (Employee) Incentive Plan.
- Reviewed and confirmed results of the 2004 Performance Evaluation.

US SEC
File No. 82-3237

odisy@pse.com.ph on 01/27/2006 09:17:13 PM

To: odisy@pse.com.ph
cc:

Subject: ODiSy - Disclosure Status

Dear Sir/Madam:

We would like to inform you that as of JAN 27, 2006 01:17:13 PM today,

Reference Number: 9107
Company Name: Manila Electric Company
Disclosure Subject: Certification on compliance with Manual of Corporate Governance
Status: APPROVED

Remarks:

Should you need further assistance, please e-mail us at odisy@pse.com.ph.

This message contains confidential information and is intended only for the named addressee. If you are not the
named addressee you should not disseminate, distribute or copy this e-mail. Please notify the sender immediately
by e-mail if you have received this e-mail by mistake and delete this e-mail from your system.

E-mail transmission cannot be guaranteed to be secure or error-free as information could be intercepted, corrupted,
lost, destroyed, arrive late or incomplete, or contain viruses. The sender therefore does not accept liability for
any errors or omissions in the contents of this message, which arise as a result of e-mail transmission.

If verification is required please request a hard-copy version.

Philippine Stock Exchange, Inc.
PSE Center, One Exchange Road
Ortigas Center, Pasig City.
Philippines 1600

CORPORATE GOVERNANCE REPORT US SEC
01/26/06

The document with reference number **9107** has been uploaded.
Please Take note of this number for future reference.
You will receive an email with reference to this upload transaction.

Company Name :	Manila Electric Company
Stock Symbol :	MER
	MERB
Title/Report Name :	Other Disclosures
Filename :	sec form 17c.pdf

OK

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

JS SEC
File No. 82-3237
CENTRAL RECEIVING UNIT
'06 FEB -6 P3:32

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *February 6, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Class "A"	604,301703
Class "B"	402,897,442
Total	1,007,199,145

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

11. Item Number reported:

1. Item 5 (Legal Proceedings)

Please see attached copy of the Supreme Court decision in RE: NATIONAL ASSOCIATION OF ELECTRICITY CONSUMERS FOR REFORMS (NASECORE), represented by PETRONILO ILAGAN, FEDERATION OF VILLAGE ASSOCIATIONS (FOVA), represented by SIEGFRIEDO VELOSO, and FEDERATION OF LAS PIÑAS HOMEOWNERS ASSOCIATIONS (FOLPHA) represented by BONIFACION DAZO VS. ENERGY REGULATORY COMMISSION (ERC) and MANILA ELECTRIC COMPANY (MERALCO), G.R. No. 163935.

2. Item 9 (Other Events)

Please see attached copy of Press Release entitled MERALCO STUDY ING IMPLICATIONS OF SC DECISION ON GRAM

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: February 6, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

PS SEC
File No. ...3237



MERALCO
REFER TO: E.O. CUNA TEL NO. 631-5557

Press Release

Meralco studying implications of SC decision on GRAM

The Manila Electric Company (Meralco) said today that it is studying the implications of the recently released Decision of the Supreme Court nullifying the June 2, 2004 Order of the Energy Regulatory Commission (ERC) approving the Meralco's 2nd Generation Rate Adjustment Mechanism (GRAM).

Under the GRAM, distribution utilities as Meralco accumulated three months worth of payments to its power suppliers (NPC, IPPs). The distribution utilities then applied for recovery of these costs at the ERC, which must act on the application within 45 days. If not acted upon, the application would be deemed granted. "The utilities, in fact, advanced the payments before collecting from customers. ERC also had to confirm the costs before these were authorized for collection from customers," added Mr. Cuna.

Since the GRAM is simply a deferred cost recovery mechanism, ERC GRAM approvals can either result in an increase or a decrease in the Generation Charge of customers depending on the actual generation cost payments the utility has made. "In fact, Meralco's 1st GRAM application which was approved by ERC in an Order dated January 21, 2004 resulted in a 21.43 centavos reduction in the Generation Charge," said Mr. Cuna. It is a matter of record that Mr. Ilagan of NASECORE, the main petitioner of the case at the SC, did not question ERC's Order approving Meralco's first GRAM. "As

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail. eocuna@meralco.com.ph

US SEC
File No. 82-3237

there was also no publication of that application, will that also be similarly revoked?" queried Mr. Cuna.

"The required publication of GRAM applications may also affect NPC and other distribution utilities that have made similar applications for generation cost-recovery under the GRAM rules which did not mandate the publication," said Mr. Cuna. "In fact, ERC Chairman Albano already pointed out that the ruling will create an impact on the energy industry," Meralco's Corporate Communication's Chief continued.

The GRAM guidelines underwent public consultation prior to its promulgation. Mr. Ilagan participated in these consultations but did not raise then the publication requirement.

Meralco officials will meet with ERC very soon to discuss the various implications of the SC Decision.

******

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

I'S SEC
- 1037

CENTRAL RECEIVING UNIT
Received by:
'06 MAR 14 P3:52

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *March 13, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Class "A"	604,250,762
Class "B"	402,863,481
Total	1,007,114,243

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

US SEC
File No. 82-3237

11. Item Number reported: **Item 9 (Other Events)**

Please see attached copy of press release entitled MERALCO GENERATION CHARGE DOWN BY 8.23 CENTAVOS.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: **March 13, 2006**

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237



ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

March 13, 2006

MERALCO GENERATION CHARGE DOWN BY 8.23 CENTAVOS
Due to higher IPP dispatch

Meralco customers have been enjoying an 8.23-centavo per kWh drop in the generation charge component of their March 2006 bills. The utility company said this was a result of higher levels of dispatch of the IPPs in February. Meralco bought more than 52% of its power supply from NPC and around 48% from IPPs in February. Following the automatic adjustment mechanism approved by ERC, the generation charge in customers' bills move on a monthly basis depending on the cost of generation supplied by NPC and the IPPs the previous month.

The following represents comparative data between the purchased power costs between NPC and Meralco IPPs. It can be noted, too, that as a result of the IPPs' higher dispatch, even their associated transmission charges, on a per kWh basis also improved.

Purchased Power Cost/kWh	Jan. 2006	Feb. 2006 (used for March bills)
NPC		
Generation Cost	P4.7984	P4.8687
Transmission Cost	1.1083	1.0776
Total	5.9067	5.9463
IPPs		
Generation Cost	P4.9078	P4.6586
Transmission Cost	0.6602	0.6042
Total	5.5680	5.2628
Total		
Generation Cost	P4.8494	P4.7679
Transmission Cost	0.8996	0.8505
Total	5.7490	5.6184

For the February 2006 supply month, generation cost for NPC supplied power is higher than that of the IPPs' by 21centavos per kWh. The transmission cost of the IPP's is also lower compared to that of NPC by 47.3 centavos per kWh. Adding it together, Meralco IPP purchased

TEL. NO. (632) 631-2222 • (632) 16220

power cost is cheaper by 68.4 centavos per kWh compared to that supplied by NPC. As a result, too, of lower purchased power costs, even the March system loss charge went down slightly.

Meralco attributed the reduction in generation charge to the improved dispatch of the IPPs which translates to lower cost of generation per kWh. Records show that the supply of all three major Meralco IPPs increased translating to rate reductions ranging from 17-36 centavos per kWh. Dispatch levels reached 73% for Quezon Power and 74% for First Gas plants. Had the IPPs run at contract levels and beyond, further savings could have been enjoyed by the customers.

"We have said all along that once our IPPs are dispatched at contracted levels the cost of generation will definitely go down and this will eventually result to lower electricity bills" said Meralco VP for Corporate Communication Elpi Cuna, Jr.

****

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237



CENTRAL RECEIVING UNIT
Received by: 5

'06 MAR 27 P3:58

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *March 27, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,250,762*
Class "B"	*402,863,481*
Total	*1,007,114,243*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

US SEC
File No. 82-3237

11. Item Number reported: **Item 9 (Other Events)**

At the regular meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, March 27, 2006, Atty. Arthur R. Defensor, Jr. was elected independent director of the Company vice Margarito B. Teves who earlier resigned due to his appointment as Secretary of Finance.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: March 27, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

S SEC
. 32-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237



'05 MAR 27 P3:57

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 27, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,250,762*
Class "B"	*402,863,481*
Total	*1,007,114,243*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

US SEC
[illegible]32-3237

11. Item Number reported: **Item 9 (Other Events)**

The Board of Directors approved in its meeting today the Company's 2005 Audited Financial Statements (a printed and signed copy to follow).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



RAFAEL L. ANDRADA
First Vice President, Treasurer &
OIC, Information Disclosure Officer

Date: March 27, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237


CENTRAL RECEIVING UNIT
Received by:
'06 MAR 28 A9:41

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *March 28, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,250,762*
Class "B"	*402,863,481*
Total	*1,007,114,243*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

11. Item Number reported: **Item 9 (Other Events)**

Please see attached:

1) *Letter to Director Justina F. Callangan on the Company's 2005 Financial & Operating Results for the year ended December 31, 2005.*

2) *Invitation to a presentation on the Year End 2005 Operating Results; and Invitation to a Teleconference on the Year End 2005 Operating Results, to be held on March 30, 2006, at 2:00 p.m., at the Basement Mini Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: March 28, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

Manila Electric Company (MERALCO) has scheduled its 2005 Year End results on March 30, 2006 at 2:00 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591



YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE YEAR END 2005 OPERATING RESULTS

Thursday, March 30, 2006
2:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until March 31, 2005

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before March 29, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237



YOU ARE INVITED
TO A PRESENTATION
ON THE YEAR-END 2005 OPERATING RESULTS

Thursday, March 30, 2006
2:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before March 29, 2006. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

S SEC
..o. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

LETTER TO MS. JUSTINA F. CALLANGAN
(Corporation Finance Department)
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237



MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES



'06 MAR 28 A9:41

27 March 2006

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company for the year ended December 31, 2005.

We are furnishing you an advanced copy of the Company's year-end results as we intend to release these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-A. We shall be filing separately the complete annual reports (SEC Form 17-A) 105 days after end of the fiscal year, i.e. on or before April 15, 2006.

Thank you.

Sincerely,



RAFAEL L. ANDRADA
First Vice President & Treasurer



DANIEL D. TAGAZA
Executive Vice-President & Chief Financial Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

TEL. No. (632) 631-2222 • (632) 16220

'S SEC
). 32-3237

Manila Electric Company
2005 Consolidated Financial and Operating Results



FINANCIAL HIGHLIGHTS

I. NET INCOME (LOSS)

For the year ended December 31, 2005, the results of the Company's operations were significantly affected by two major factors:

- The consistent provisioning for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court, which amounted to P5.90 billion, and

- The effect of the transition from the Company's previous accounting policies referred to as the "previous Generally Accepted Accounting Principles (GAAP)" to the "Philippine Financial Reporting Standards (PFRS) / Philippine Accounting Standards (PAS)" on the reported financial position, financial performance and cash flows of the Company.

Prior to the transition to PFRS/PAS, the Company realized a net income of P599 million, and further excluding the provision for probable losses, net income would have been P4.43 billion.

Given the impact of the provision for probable losses and the effect of the changes in accounting policies, the Parent Company concluded the year 2005 with a net loss of P411 million, 79.7% lower than the restated net loss of P 2.03 billion in 2004.

On consolidated basis, the net loss attributable to equity holders of the parent in 2005 was P350 million, 81.4% lower than the net loss of P1.88 billion in 2004.

II. REVENUES

Revenues increased by 14.9% from P151.61 billion in 2004 to P174.27 billion in 2005 mainly attributed to the following significant changes:

- The 0.6% sales growth coupled with the increase in purchased power costs have increased the Parent Company's revenue from sale of electricity by 15.9% from P147.35 billion to P170.85 billion in 2004 and 2005, respectively.

III. EXPENSES (INCOME)

Total expenses (income) increased by 13.7% from P154.70 billion in 2004 to P175.96 billion this year.

Purchased power cost in 2005 soared by as much as 19.5% to 148.87 billion from P124.60 billion in 2004. This was primarily due to 19.8% increase in the average cost of purchased power per KWH.



Operation and maintenance expenses increased by 12.5% to P10.41 billion for the year ended December 31, 2005, compared with P9.26 billion in the same period in 2004 due primarily to net provisions for various tax assessment and legal claims, increase in contractors' services and increase in pension cost and other long-term employee benefits.

Interest and other financial expenses increased by 9.0% from P4.13 billion in 2004 to P 4.50 billion in 2005.

- The increase occurred in amortization of debt issue costs by as much as P280 million and in interest expense on loan and other payables by as much as P122 million.

Interest and other financial income increased by 247.6%, P656 million in 2004 to P 2.28 billion in 2005. Major factors for the year-on-year improvements were:

- Interest income increase by P784 million and a tax refund of P894 million was recognized. The tax refund pertains to the claim with the BIR for the taxable year 2001 as a result of the Supreme Court decision on the P0.167/KWH refund to customers. This amount granted by the BIR shall be refunded to the Company through the issuance of Tax Credit Certificate proportionate to its actual refund to customers.

- As a result of the settlement agreement between First Gas and the Gas Sellers, the "Liability arising from deferred pass-through fuel costs" as of December 31, 2005 has been reduced to P7.86 billion of which P3.74 million has been classified as a current liability in accordance with the payment terms. Consequently, the interest cost recognized by the Company was also reduced.

However, depreciation and amortization decreased by 1.2% from P4.77 billion for the year 2004, to P4.72 billion in 2005.

Also, in compliance with the PAS 39, the present value impact on customers' Phase IV refund to be paid starting 2005 to 2010 was established. For 2005, the present value impact on customers' refund was P1.73 billion. This refund should be recognized at fair value and subsequently carried at amortized cost at effective interest rate. The Company obtained the present value of the refund liability as of April 2003 (finality of Supreme Court's refund decision) and amortized the resulting discount as interest expense over the life of the liability.

Furthermore, the provision for probable losses on disallowed receivables amounted to P 231 million. This formed part of the P 843 million in QPPL transmission line fees disallowed by ERC on September 20, 2004.

On the other hand, taxes other than income tax decreased by 63.0% from P622 million for the twelve months ended December 31, 2004, to P230 million for the period ended December 31, 2005. In accordance with the EVAT Law (RA No. 9337), made effective on November 1, 2005, the Company started collecting 10% VAT on electricity consumption in lieu of the national franchise tax of 2%.

US SEC
File No. 32-3237



As a result of the foregoing, loss before income tax was incurred at the amount of P 1.69 billion in 2005.

IV. LOSS PER SHARE

Loss per common share improved by 81.4% from P1.87 last year to P0.347 this year as an offshoot of the Company's effort to minimize consolidated losses sustained in 2004 of P 1.76 billion to P207 million in 2005.

V. CAPITAL EXPENDITURES

Capital expenditures were kept within the cap of P 5.75 billion at P 5.28 billion in 2005 from P 5.42 billion in 2004. The level of capital expenditures in 2005 was affected by lower-than-expected growth in new service applications and delay in government's road widening projects. The level of spending was at the ratio of 88% is to 12% for electric capital projects and non-electric projects, respectively.

OPERATIONAL HIGHLIGHTS

I. GWH SALES and BILLING KW DEMAND

The company's energy sales met major challenges in 2005 brought mainly by successive generation rate increases and the implementation of the EVAT. Despite these factors, however, the Company managed to register a modest 0.6% growth sustained by strong commercial sales and a significant increase in One Day Power Sales (ODPS) availment by major industrial customers. This is a program launched by Meralco in cooperation with NPC in 2000, aimed at making industries more viable and productive by offering lower electricity rates on NPC's unutilized capacity to self-generating industrial customers. For the month of December 2005, a total of 29 customers availed of the ODPS Program.

The Commercial segment continued to lead the growth in energy sales, increasing by 3.6%. This growth was propelled by Retail Trade which grew by a robust 16.8% with the opening of five new SM malls (Mall of Asia, SM Valenzuela, SM Molino, SM San Lazaro and SM Sucat), and the expansion/renovation of existing malls (Robinsons Galleria, Robinsons Manila and Greenhills V-Mall). The 10.4% growth in Transport, Storage and Communications due to expanded operations of the LRT and MRT also boosted sales. Real Estate sector grew by 5.1% as the call center and business process outsourcing continued to flourish. Hotel and Restaurant energy sales also increased by 5.3% due to the inflow of Asian visitors during the Southeast Asian Games.

Industrial sales remained flat growing by a modest 0.2% as rising rates and fuel prices burdened the industrial segment. Manufacturing which comprised the majority of industrial sales grew by 0.5%. Transport Manufacturing grew by 11.8% and Electrical Machinery by 9.8%. However, the Textiles, Chemical Products and Food Manufacturing Sectors shrunk by 12.6%, 4.2% and 2.3%, respectively. Faced with successive fuel hikes last year, industries increased their availment of the ODPS Program to mitigate rising operational

US SEC
File No. 82-3237



costs. As a result, ODPS availment led by Cement Manufacturing, Electrical Machinery, and Beverage Products sectors increased by 18% over 2004, effectively offsetting what could have been a 1.1% decline in consumption.

Residential sales, on the other hand, contracted by 2.2% as NPC rate hikes, fuel price spikes, the reduction of interclass cross subsidy, and the EVAT strained household budgets. As a result, residential per capita consumption declined by 5% from 2004. Lifeline rates, however, continued to provide relief to customers consuming below 100 KWH.

Overall Billing KW Demand rose by 1.8% to 29,918 KW in 2005. This increase was mainly due to the 3.9% rise in commercial demand offsetting the 1.4% decline in demand from the industrial segment.

II. AVERAGE RETAIL RATE

The average retail rate as of the month of December 2005 rose to P7.62/KWH from P7.09/KWH in the same period in 2004. On a per customer class, the average retail rates for the month of December 2005 compared to December 2004 were:

Customer Class	December 2005 Average Rate (P/KWH)	December 2004 Average Rate (P/KWH)
Residential	8.30	7.41
Commercial	7.76	7.27
GS, Small and Medium	8.33	7.71
Large	7.48	7.09
Very Large	7.01	6.66
Industrial	6.65	6.44
Small and Medium	7.95	7.28
Large	6.93	6.57
Very Large	6.45	6.42
Extra Large	6.08	6.03
TOTAL	**7.62**	**7.09**

Generation charges increased 5% from P4.5313/KWH in December 2004 to P4.7564/KWH in the same period in 2005 mainly due to the additional increase granted to NPC in ERC's final approval of the NPC rate application and the increases in NPC's GRAM and ICERA for the year. The increase would have been more if not for the maximized NPC off-peak energy sourcing and higher dispatch of Meralco IPPs.

In two specific instances, NPC increased its rates by P 1.59/KWH in November 2004 followed by another P 0.47/KWH in May 2005. However, with the higher dispatch of Meralco IPPs, Meralco customers were shielded from the full impact of the NPC increases

US SEC
File No. 82-3237



and, on the average, only paid an additional P 1.08/KWH in November 2004 and P 0.36/KWH in May 2005.

The increase in customer billings due to the generation charge increases was tempered by the third and last tranche of TransCo's removal of the Intra-Regional Grid Cross Subsidy reducing Meralco's Transmission Charge rate by an average of around P0.06/KWH starting the month of November 2005.

Furthermore, close to an additional 10% in electricity charges were billed to customers on their energy consumption starting November 1, 2005 due to the implementation of the EVAT Law.

It is worth noting that overall energy cost increases last year were driven by rising generation costs and the implementation of the EVAT while the distribution charge of Meralco has remained unchanged since our rate unbundling in June 2003.

III. SYSTEM LOSS

A breakthrough was achieved in the area of system loss in 2005 with its reduction of 0.89 percentage points to 10.21%, the lowest level attained by the Company since 2001.

As a result, this improvement substantially diminished our unrecoverable purchased power cost (system loss above the 9.5% cap) by almost P1.00 billion last year despite the rise in the cost of purchased power per KWH and without additional budgets.

This milestone can be attributed to the implementation of the preventive and holistic System Loss Management Program starting May 2005 focused on strengthening the meter and billing process, effective pilferage-deterrence measures (i.e., the elevation of meters and the retirement of idle service facilities in identified high-loss areas), and management of the demand and capacity of the sub-transmission and distribution networks.

Furthermore, with the augmentation of regular inspection crews by operations and maintenance teams in pilferage detection efforts, the number of services inspected increased significantly. Consequently, the number of services in which irregularities were detected went up by 12.5% compared to 2004.

Related to this, in August 2005, MERALCO and the Department of Interior and Local Government (DILG) signed a Memorandum of Agreement (MOA) aimed at strengthening the campaign against electricity pilferage. The MOA was signed by Mr. Manuel M. Lopez and DILG Secretary Angelo Reyes. With the MOA, greater cooperation of local government officials to bring down system loss in their respective areas was realized.

IV. SYSTEM RELIABILITY

In 2005, system reliability, in terms of Interruption Frequency Rate (IFR) and system availability, in terms of Cumulative Interruption Time (CIT), continued to break record levels. IFR was reduced by 14.69% to 11.38 and CIT was shortened by 18.87% to 9.46 hours - a single-digit level for the first time.

US SEC
No. 82-3237



The continued improvements in Meralco's electric service were part of the benefits still being reaped from the completion of well-planned sub-transmission, substation, and distribution projects in the previous years and continuous implementation of a focused preventive and proactive electric system maintenance program.

This was supported by concerted efforts by different offices to reduce the occurrence of pre-arranged interruptions and undetermined trippings and strict compliance to standards and procedures during line construction and maintenance works.

Condition-based maintenance for line equipment and facilities focusing on the identification and minimization of potential causes of power interruptions through thermographic inspection was also emphasized last year.

Moreover, maintenance activities last year included detailed audit and frequent inspection of circuits with reliability performance problems and execution of sectionalizing schemes to isolate line troubles and minimize the extent of the areas without power.

REGULATORY UPDATES

Developments in the regulatory front are:

- Following the promulgation by the Energy Regulatory Commission (ERC) of the Distribution Wheeling Rate Guidelines (DWRG) in December 2004, the Company in January 2005 signified its intention to join the first group of distribution utilities that will undergo performance-based ratemaking (PBR). The on-going reset process will culminate in a rate filing under DWRG on August 31, 2006. Meralco will have performance-based rates starting July 2007.

- Hearings are on-going on the P0.1476/KWH rate application Meralco filed on May 31, 2005, its last filing under the Return on Rate Base (RORB) formula.

- The Company on March 11, 2005 filed with the Supreme Court (SC) a Petition for Review of the July 22, 2004 Decision of the Court of Appeals (CA) annulling and setting aside ERC's rulings on Meralco's unbundling. The case is still pending at the High Court.

- The SC in August 2005 upheld its earlier ruling which annulled and set aside ERC's grant of a provisional P0.12/KWH increase to Meralco in November 2003.

- In a Decision dated February 2, 2006 the SC nullified ERC's Order approving Meralco's second Generation Rate Adjustment Mechanism (GRAM) application and ruled as void the GRAM Rules promulgated by ERC in February 2003. According to the SC, the GRAM application should have been published and subjected to public hearings. The GRAM Rules did not require the publication of, and the conduct of hearings on, the GRAM filings. Both Meralco and ERC filed respective Motions for Reconsideration on the Decision.



- Starting November 2005, letters were sent out to customers covered by Phase IV of the refund, informing them of the amount, the options, and the requirements to be complied with for the release of the refund. This followed the Company's receipt of ERC's July 13 Order approving the amended Phase IV proposal and BIR's RMO No. 22-2005 prescribing the guidelines for the imposition of the creditable income tax on the refund of Phase IV customers. In a Decision dated December 22, 2005, the CA denied a petition seeking to annul ERC's Order approving Phase IV of the refund.

- In preparation for retail competition and open access, ERC promulgated the Distribution Service and Open Access Rules (DSOAR) and the Retail Electricity Supplier Licensing Guidelines. Other rules are currently being drafted and undergoing public consultations. Commercial operation of the Wholesale Electricity Spot Market (WESM) is expected mid-2006. Removal of intra-grid cross-subsidies in transmission charges was completed in October 2005. Full removal of inter-class cross-subsidies in the Meralco franchise has been extended to November 2006.

For further questions:
Meralco Investor Relations
Tel. Nos. (632) 16222450, (632) 6328323

US SEC
File No. 32-3237



Manila Electric Company

COMPARISON OF KILOWATT-HOUR SALES

For the years ended December 31, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	8,550.72	8,741.60	(2.2)
Commercial	9,094.54	8,776.50	3.6
Industrial	7,019.18	7,003.69	0.2
Streetlights	141.76	138.52	2.3
TOTAL	24,806.19	24,660.32	0.6

US SEC



Manila Electric Company

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2005 and 2004

(Amounts in Million Pesos)

	2005	As restated 2004	% Change
REVENUES			
Sale of electricity	170,846	147,347	15.9
Sale of real estate	1,906	2,533	(24.8)
Sale of services	922	1,295	(28.8)
Others	594	439	35.3
	174,268	151,614	14.9
EXPENSES (INCOME)			
Purchased power	148,865	124,601	19.5
Operations and maintenance	10,414	9,255	12.5
Provision for probable losses	5,901	9,824	(39.9)
Depreciation and amortization	4,715	4,773	(1.2)
Interest and other financial expenses	4,504	4,134	9.0
ICERA II revenues	(2,934)	(1,330)	120.6
Foreign exchanges losses - net	2,859	1,352	111.5
Interest and other financial income	(2,280)	(656)	247.6
Present value impact on customers' refund	1,726	-	100.0
Real estate sold	1,038	1,687	(38.5)
Cost of contracts and services	832	871	(4.5)
Provision for (recovery of) probable losses on disallowed receivables	231	(215)	207.4
Equity in net earnings of associates and joint ventures	(142)	(222)	(36.0)
Taxes other than income tax	230	622	(63.0)
	175,959	154,696	13.7
LOSS BEFORE INCOME TAX	(1,691)	(3,082)	(45.1)
Income tax benefit	1,484	1,318	12.6
NET LOSS	(207)	(1,764)	(88.3)

US SEC
File No. 82-3237



Manila Electric Company

CONSOLIDATED BALANCE SHEETS

As of December 31, 2005 and 2004

(Amounts in Million Pesos)

	2005	As restated 2004	% Change
ASSETS			
Noncurrent Assets			
Utility Plant and others	93,237	93,200	0.0
Investments in associates and joint ventures	1,730	1,846	(6.3)
Investment properties - net	4,739	4,683	1.2
Deferred pass-through fuel costs	7,857	13,031	(39.7)
Other noncurrent assets	8,951	13,706	(34.7)
Total Noncurrent Assets	116,514	126,466	(7.9)
Current Assets			
Cash and cash equivalents	14,081	4,918	186.3
Trade and other receivables	30,883	28,299	9.1
Inventories - at net realizable value	1,230	1,074	14.5
Land and development costs	347	645	(46.2)
Other current assets	1,312	1,960	(33.1)
Total Current Assets	47,853	36,896	29.7
TOTAL ASSETS	164,367	163,362	0.6

STOCKHOLDERS' EQUITY AND LIABILITIES

	2005	2004	% Change
Stockholders' Equity	38,461	35,910	7.1
Noncurrent Liabilities			
Interest-bearing loans and other borrowings - net of current portion	19,239	1,395	1,279.1
Customers' deposits	18,173	16,400	10.8
Provisions	16,997	10,313	64.8
Customers' refund	10,908	15,142	(28.0)
Deferred income tax liabilities	4,388	6,573	(33.2)
Liability arising from deferred pass-through fuel costs	4,121	13,031	(68.4)
Estimated liability for project development-net of current portion	1,515	-	100.0
Deferred gross profit	798	179	345.8
Other noncurrent liabilities	733	1,333	(45.0)
Total Noncurrent Liabilities	76,872	64,366	19.4
Current Liabilities			
Notes payable	384	442	(13.1)
Trade and other payables	39,549	32,684	21.0
Customers' refund	4,615	5,409	(14.7)
Interest-bearing loans and other borrowings - current portion	3,030	4,007	(24.4)
Interest-bearing loans and other borrowings -classified as current	-	19,822	(100.0)
Estimated liability for project development - current portion	1,218	692	76.0
Income tax payable	238	30	693.3
Total Current Liabilities	49,034	63,086	(22.3)
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	164,367	163,362	0.6

SEC
82-2237



Manila Electric Company

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31, 2005 and 2004

(Amounts in Million Pesos)

	2005	As restated 2004	% change
CASH BALANCE, BEGINNING (Jan. 1)	4,918	5,320	(7.6)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating and other income	7,091	3,953	79.4
Depreciation and amortization	4,715	4,773	(1.2)
Increase (decrease) in other assets and liabilities	11,239	5,537	103.0
Net Cash from Operations	23,045	14,263	61.6
Add : Equity issues	-	1,041	(100.0)
Short-term borrowings	-	-	
Long-term borrowings	81	5,864	(98.6)
TOTAL SOURCES OF FUNDS	23,126	21,168	9.2
Less : Short-term debt service	58	5,412	(98.9)
Long-term debt service	3,660	5,503	(32.4)
Other interest expense	3,758	2,636	42.5
Total Debt Service	7,475	13,551	(44.8)
Unrecoverable purchased power	1,054	1,998	(47.3)
Capital expenditures	5,278	5,421	(2.6)
Preferred equity redemptions	-	85	(100.0)
Cancellation of common stock	4	-	100.0
Refund to customers	152	515	(70.4)
TOTAL USES OF FUNDS	13,963	21,570	(35.3)
NET INCREASE (DECREASE) IN CASH	9,163	(402)	2,380.4
CASH BALANCE, END (Dec. 31)	14,081	4,918	186.3

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

FS SEC
File No. 82-3237

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *March 31, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,250,762*
Class "B"	*402,863,481*
Total	*1,007,114,243*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

06 MAR 31 14:21
Received by:

11. Item Number reported: **Item 9 (Other Events)**

We are submitting herewith a copy of the Company's 2005 Audited Financial Statement in relation to our disclosure of March 27, 2006, which states "THE BOARD OF DIRECTORS APPROVED IN ITS MEETING TODAY THE COMPANY'S AUDITED FINANCIAL STATEMENTS (A PRINTED AND SIGNED COPY TO FOLLOW)".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: March 31, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *March 31, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,250,762*
Class "B"	*402,863,481*
Total	*1,007,114,243*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

US SEC
File No. 82-3237

11. Item Number reported: **Item 9 (Other Events)**

Further to our disclosure dated March 31, 2006, we are submitting herewith a copy of the Company's 2005 Audited Financial Statement (Parent Company).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: March 31, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
82-3237

CENTRAL RECEIVING UNIT
Received by: 5
06 APR 25 A10:15

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *April 24, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,148,700*
Class "B"	*402,795,440*
Total	*1,006,944,140*

Amount of Debt Outstanding: *P123.02 Billion (as of November 30, 2005)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached Invitation to the Presentation and a Teleconference Presentation on the 1st Quarter 2006 Operating Results to be held on Thursday, April 27, 2006, at 3:00 p.m., at the Basement Mini Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: April 24, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237



YOU ARE INVITED TO A PRESENTATION ON THE 1st Quarter 2006 OPERATING RESULTS

Thursday, April 27, 2006
3:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before April 26, 2006. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	



MERALCO

YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 1st Quarter 2006 OPERATING RESULTS

Thursday, April 27, 2006
3:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until April 28, 2005

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before April 27, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

The document with reference number **WLIST__2006000012804** has been uploaded.
Please Take note of this number for future reference.
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Company Name :	Manila Electric Company
Stock Symbol :	MER
	MERB
Title/Report Name :	Notice of Analysts'/Investors' Briefing
Filename :	Invitation-1st quar.pdf
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No. of Pages :	5

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US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
-1237



'06 MAY 30 P1:48

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 30, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	604,088,825
Class "B"	402,755,524
Total	1,006,844,349

Amount of Debt Outstanding: *P119.23 Billion (as of March 31, 2006)*

11. Item Number reported: Item 3 and 4

Item 3. Appointment of Independent Auditors

At the annual meeting of stockholders held today, the stockholders appointed Sycip, Gorres, Velayo & Co. (SGV) as the Company's independent auditors.

Item 4. Election of the Registrant's Directors

At the said annual meeting, the following persons were elected directors to serve for the ensuing year and until the election and qualification of their successors:

1. *Mr. Felipe B. Alfonso*
2. *Mr.Arthur R. Defensor, Jr. (independent director)*
3. *Mr. Gregory L. Domingo (independent director)*
4. *Mr. Octavio Victor R. Espiritu (independent director)*
5. *Mr. Jesus P. Francisco*
6. *Mr. Manuel L. Lopez*
7. *Mr. Christian S. Monsod*
8. *Mr. Washington Z. Sycip (independent director)*
9. *Mr. Emilio A. Vicens*
10. *Mr. Cesar E. A. Virata (independent director)*
11. *Mr. Francisco L. Viray (independent director)*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: May 30, 2006

cc: Philippine Stock Exchange (PSE) - ODiSy

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
2-3237
Received by

'06 JUN 26 P3:48

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 26, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	604,009,095
Class "B"	402,702,371
Total	1,006,711,466

Amount of Debt Outstanding: *P124.51 Billion (as of April 30, 2005)*

11. Item Number reported: **Item 9 (Other Events)**

At the regular meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, June 26, 2006, Mr. Federico E. Puno was elected independent director of the Company vice Francisco L. Viray whose resignation was accepted by the Board effective today.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: June 26, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 26, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,009,095*
Class "B"	*402,702,371*
Total	*1,006,711,466*

Amount of Debt Outstanding: *P124.51 Billion (as of April 30, 2005)*

11. Item Number reported: Item 4 (Election of Registrant's Directors or Officers)

At the organizational meeting of the Board of Directors held today, June 26, 2006, the following were elected officers of the Company, each to the position indicated opposite his/her respective name:

Mr. Manuel M. Lopez	-	*Chairman and Chief Executive Officer*
Mr. Felipe B. Alfonso	-	*Vice Chairman*
Mr. Jesus P. Francisco	-	*President and Chief Operating Officer*
Justice Camilo D. Quiason	-	*Corporate Secretary*
Justice Jose C. Vitug	-	*General Counsel*
Mr. Daniel D. Tagaza	-	*Executive Vice President and Chief Financial Officer*
Mr. Ricardo V. Buencamino	-	*Senior Vice President*
Mr. Roberto R. Almazora	-	*First Vice President*
Mr. Rafael L. Andrada	-	*First Vice President, Treasurer, and OIC Information Disclosure Officer*
Ms. Leonisa C. dela Llana	-	*First Vice President*
Mr. Jaime R. Camacho	-	*Vice President and Chief Information Officer*
Mr. Elpi O. Cuna	-	*Vice President*
Ms. Helen T. de Guzman	-	*Vice President, Corporate Auditor and Compliance Officer*
Ms. Ivanna G. dela Pena	-	*Vice President*
Mr. Fortunato C. Leynes	-	*Vice President*
Ms. Rosario Q. Paragas	-	*Vice President*
Atty. Gil S. San Diego	-	*Vice President, Asst. Corporate Secretary, and Information Disclosure Officer*
Mr. Lucito L. Santos	-	*Vice President*
Mr. Ruben A. Sapitula	-	*Vice President*
Mr. Antonio R. Valera	-	*Vice President and Assistant Comptroller*
Ms. Bernadette B. Vasquez	-	*Vice President*
Mr. Manolo C. Fernando	-	*Sr. Assistant Vice President and Assistant Treasurer*
Atty. Alfonso Y. Lacap	-	*Assistant Vice President and Assistant Corporate Secretary*
Atty. Anthony V. Rosete	-	*Assistant Vice President and Assistant Corporate Secretary*

Also at the same meeting, the following persons were likewise designated members of the following Board Committees:

Executive Committee

Mr. Manuel M. Lopez	-	*Chairman*
Mr. Felipe B. Alfonos	-	*Member*
Mr. Jesus P. Francisco	-	*Member*
Mr. Washington Z. Sycip	-	*Member*
Mr. Cesar E.A. Virata	-	*Member*

<u>Compensation and Retirement Committee</u>

Mr. Octavio Victor R. Espiritu	-	Chairman
Mr. Felipe B. Alfonso	-	Member
Mr. Gregory L. Domingo	-	Member
Mr. Washington Z. Sycip	-	Member
Mr. Cesar E.A. Virata	-	Member

<u>Audit and Compliance Committee</u>

Mr. Washington Z. Sycip	-	Chaiman
Mr. Manuel M. Lopez	-	Member
Mr. Felipe B. Alfonso	-	Member
Mr. Emilio A. Vicens	-	Member
Mr. Arthur R. Defensor	-	Member

<u>Finance Committee</u>

Mr. Cesar E.A. Virata	-	Chairman
Mr. Jesus P. Francisco	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Emilio A. Vicens	-	Observer
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Federico E. Puno	-	Member

<u>Nomination and Governance Committee</u>

Mr. Felipe B. Alfonso	-	Chaiman
Mr. Christian S. Monsod	-	Member
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Federico E. Puno	-	Member
Mr. Gregory L. Domingo	-	Member
Mr. Arthur .R. Defensor	-	Member

<u>Risk Management Committee</u>

Mr. Emilio A. Vicens	-	Chairman
Mr. Jesus P. Francisco	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Federico E. Puno	-	Member
Mr. Gregory L. Domingo	-	Member
Mr. Arthur R. Defensor	-	Member

US SEC
2432-2237

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: June 26, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

**AMENDED
SEC FORM 17-C**
(Form Type)

PW-102
(S. E. C. Registration No.)

SEC Received by ... 82-3237
'06 JUN 30 P4:53

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 30, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	604,009,095
Class "B"	402,702,371
Total	1,006,711,466

Amount of Debt Outstanding: *P124.51 Billion (as of April 30, 2005)*

11. Item Number reported: Item 4 (Election of Registrant's Directors or Officers)

Further to our disclosure of June 26, 2006, below is the amended Board Committee Membership of the Company.

1. Executive Committee

Mr. Manuel M. Lopez	-	Chairman
Mr. Felipe B. Alfonos	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Washington Z. Sycip	-	Member
Mr. Cesar E.A. Virata	-	Member
Mr. Gil S. San Diego	-	Secretariat

2. Nomination and Governance Committee

Mr. Felipe B. Alfonso	-	Chaiman
Mr. Arthur .R. Defensor	-	Member
Mr. Gregory L. Domingo	-	Member
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Federico E. Puno	-	Member
Ms. Leonisa C. de la Llana	-	Secretariat

3. Audit and Compliance Committee

Mr. Washington Z. Sycip	-	Chaiman
Mr. Felipe B. Alfonso	-	Member
Mr. Arthur R. Defensor	-	Member
Mr. Manuel M. Lopez	-	Member
Mr. Emilio A. Vicens	-	Member
Helen T. de Guzman	-	Secretariat
Daniel D. Tagaza	-	Secretariat

4. Compensation and Retirement Committee

Mr. Octavio Victor R. Espiritu	-	Chairman
Mr. Felipe B. Alfonso	-	Member
Mr. Gregory L. Domingo	-	Member
Mr. Washington Z. Sycip	-	Member
Mr. Cesar E.A. Virata	-	Member
Leonisa C. de la Llana	-	Secretariat

5. Finance Committee

Mr. Cesar E.A. Virata	-	Chairman
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Federico E. Puno	-	Member
Mr. Daniel D. Tagaza	-	Ex-Officio Member
Mr. Emilio A. Vicens	-	Observer
Mr. Rafael L. Andrada	-	Secretariat

6. Risk Management Committee

Mr. Emilio A. Vicens	-	Chairman
Mr. Arthur R. Defensor	-	Member
Mr. Gregory L. Domingo	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Federico E. Puno	-	Member
Mr. Daniel D. Tagaza	-	Secretariat

SPECIAL PURPOSE COMMITTEE

7. Strategic Planning Committee

Mr. Emilio A. Vicens	-	Chairman
Mr. Felipe B. Alfonso	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Monico V. Jacob	-	Consultant
Mr. Leonisa C. de la Llana	-	Secretariat

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: June 30, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
CENTRAL RECEIVING 37
UNIT
Received by
'06 JUL 12 AM 1:39

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 11, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,009,095*
Class "B"	*402,702,371*
Total	*1,006,711,466*

Amount of Debt Outstanding: *P124.05 Billion (as of May 31, 2006)*

US SEC
File No. 82-3237

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO ASSURES ITS CUSTOMERS: ELECTRICITY RATES WIL NOT INCREASE".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



RAFAEL L. ANDRADA
First Vice President, Treasurer &
OIC, Information Disclosure Officer

Date: July 11, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237



MERALCO

Press Release

REFER TO: E.O. CUNA TEL. NO. 631-5557

Meralco assures its customers: Electricity rates will not increase

The Manila Electric Company today denied accusations of an increase in its electricity rates following newspaper reports linking Meralco's supposed negotiation for an off-take agreement with YNN-Ranhill involving the Masinloc sale.

Breaking its silence amidst speculations of an alleged onerous transaction between the power firm and YNN, Meralco countered by saying that all that has been released in the media so far are only speculative conjectures devoid of the actual truth.

"We would like to assure all concerned parties that Meralco will definitely not compromise the interest of its customers. We will not enter into any contract that will be disadvantageous to electricity consumers. As a corporate entity, we see no fault in doing whatever we can within legal means in order to help government, the electric power industry and our customers to realize a lower electricity cost. So far what we hear are mere speculations and in the process of these speculative pronouncements, Meralco's integrity is being unfairly dragged in the arena of contending interests," Meralco Vice President and Corporate Communication Head Elpi Cuna, Jr.

Cuna added that Meralco is aware of the impact the transaction has in bringing back investor interest in the power industry as a whole.

"Any supply agreement that Meralco enters into whether with **First Gas** or with our other IPPs is meant to bring down the generation component in Meralco's electricity bill. We also need to be assured that Meralco will have some sort of insurance in having additional capacity in the future, which in turn, assures consumers continuity in electric supply," said Cuna.

"We would also like to take exception to a statement of a lawmaker insinuating that our Chairman Mr. Manolo Lopez is allegedly part of an alliance with the government pushing for a supply deal with YNN-Ranhill. We would like to make it clear that whatever decision Meralco comes up with is a collective decision of the Board of Directors, and not of Mr. Lopez alone," Cuna said.

****

ortigas avenue, pasig city, philippines 0300 **tel. no.** 631-5557 • 632-8603 **fax no.** 632-8501 **e-mail** eocuna@meralco.com.ph
www.meralco.com.ph

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

CS SEC
CENTRAL RECEIVING UNIT
Received
'06 JUL 25 P4:46

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 25, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,942,287*
Class "B"	*402,657,833*
Total	*1,006,600,120*

Amount of Debt Outstanding: *P124.05 Billion (as of May 31, 2006)*

11. **Item Number reported: Item 9 (Other Events)**

Please see attached:

1) *Letter to Director Justina F. Callangan on the Company's second quarter results ended June 30, 2006 (Parent Company only).*

2) *Invitation to the Presentation and a Teleconference Presentation on the 2nd Quarter 2006 Operating Results to be held on July 28, 2006, 3:00 p.m., at the Basement Mini Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: July 25, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) has scheduled its 2006 2nd Quarter results on July 28, 2006 at 3:00 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

US SEC
File No. 82-3237



YOU ARE INVITED TO A PRESENTATION ON THE 2nd Quarter 2006 OPERATING RESULTS

Friday, July 28, 2006
3:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before July 27, 2006. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	



YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 2nd Quarter 2006 OPERATING RESULTS

Friday, July 28, 2006
3:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until July 31, 2005

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before July 27, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	



MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

25 July 2006

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company (Parent Company only) for the second quarter ended June 30, 2006.

We are furnishing you an advanced copy of the Parent Company's second quarter results as we intend to release these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-Q. We shall be filing separately the complete quarterly reports (SEC Form 17-Q) within 45 days after end of the quarter, i.e. on or before August 14, 2006.

Thank you.

Sincerely,



RAFAEL L. ANDRADA
First Vice President & Treasurer



DANIEL D. TAGAZA
Executive Vice-President & Chief Financial Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

TEL. No. (632) 631-2222 • (632) 16220

US SEC
File No. 82-3237

FINANCIAL HIGHLIGHTS

I. NET INCOME (LOSS)

The company's net income for the second quarter of 2006 was P1.12 billion, a turnaround from a net loss of P748 million in the 1st quarter of the year. However, it was 31.2% lower compared to P 1.62 billion in the same period last year. Year-to-Date (YTD) cumulative earnings for this year reached P367 million from a net loss of P583 million in the same period in 2005.

The company continued to make provisions for probable losses related to the rate unbundling case still pending with the Supreme Court (SC). Without the provisions, estimated net income for the 2nd quarter would have been P2.16 billion net of tax while YTD net income for the 1st half of the year would have been P2.34 billion.

II. REVENUES

Revenues increased to P 47.89 billion in the 2nd quarter, representing a 2.7% and 15.1% jump compared to the same period in 2005 and the 1st quarter of this year, respectively. For the six-month period, revenues increased by 7.8% to P89.51 billion.

III. EXPENSES (INCOME)

Total expenses for the 2nd quarter increased 4.7% to P46.23 billion compared to P44.16 billion for the 2nd quarter of last year. The six-month figure registered a 6.5% increase to P89.05 billion. Major components of these expenses were purchased power, operations and maintenance and depreciation.

Purchased power cost increased by 3.6% to P39.44 billion in the 2nd quarter. On the six-month period, the increase was 6.5% to P76.28 billion. The components were as follows:

- Recoverable purchased power cost - cost up to the 9.5% system loss cap - increased by 4.7% to P38.66 billion for the 2nd quarter and 6.8% to P74.53 billion for the six-month period.

- Unrecoverable purchased power cost – system loss in excess of the cap – decreased by 32.3% to P776 million this quarter. On a six-month period, this decreased by as much as 6.4% to P1.75 billion this year.

Operations and maintenance increased by 13.3% this quarter compared to the 2nd quarter of last year from P2.15 billion to P 2.43 billion. Six-month operations resulted to increase of 20.7% from P3.96 billion in 2005 to P4.78 billion in 2006.

Operating income before provision for probable losses for the second quarter of 2006 compared with the same period last year, decreased 16.3% to P5.54 billion. This was due to the higher level of operating expenses and modest increase in revenues. On a six-month period, however, this account increased 8.7% to P7.81 billion.

US SEC
File No. 82-3237

Operating income before provision for probable losses can be derived by deducting from total revenues the purchased power costs up to system loss cap, operations and maintenance, depreciation and amortization and taxes other than income tax.

IV. INCOME PER SHARE

Income per share for the 2nd quarter of the year (excluding deprecation on appraisal increase) decreased by 29.57% to P1.03 per share due to lower net income this year.

V. CAPITAL EXPENDITURES

Capital expenditures in the quarter increased by 10.08% over last year to P1.09 billion. As of June 30, 2006, total capital expenditures went up by 5.40% to P2.15 billion.

OPERATIONAL HIGHLIGHTS

I. GWH SALES and BILLING KW DEMAND

Due to inclement weather, shorter billing days, and the suspension of the One Day Power Sales (ODPS) Program, overall GWH sales contracted slightly by 0.43% to 6,501 GWH in the 2nd quarter of this year compared to the same period in 2005. However, overall GWH sales for the first half of 2006 managed to increase by 1.71 % over the same period last year.

Of the three major customer segments in the 2nd quarter of the year, it was the commercial segment which led the growth in GWH sales with a respectable 2.13% increase driven by the Retail Trade Sub-segment which grew 14.42%, followed by Transport Services and Real Estate by 12.84% and 3.45%, respectively.

Retail Trade's growth was attributable to the operations of new and existing shopping malls in the Meralco franchise. The May 21, 2006 opening of the Sy-owned SM Mall of Asia, said to be the 3rd largest shopping mall in the world, energization of SM SuperCenter on June 18, 2006, and the full operations of SM Sta. Rosa largely contributed to this sub-segment's GWH sales surge. Increased grid consumptions of NAIA Terminals 1 & 2 (due to the breakdown of their gensets) and the energization of NAIA Terminal 3, on the other hand, contributed to the rise in the consumption of Transport Services. The steady operations of call centers and other IT-related businesses continued to fuel growth in the Real Estate sub-segment.

Notwithstanding the erratic availability of the ODPS Program in the latter part of May until June 2006 brought about by low generation reserve and the opening of the Wholesale Electricity Spot Market (WESM), industrial GWH sales modestly grew by 1.23% over the same quarter last year.

Cement, Plastic Products, and Electrical Machinery Manufacturing were the main growth drivers, increasing by 23.25%, 10.18% and 4.30%, respectively. Major cement manufacturers in particular continued to avail of the ODPS Program starting in the 3rd



quarter of 2005 while the increased market demand for Plastic Products, as reported in the previous quarter, sustained its way into the first half of 2006, leading to the increased operations of plastic manufacturing companies which supplied plastic packaging requirements both locally and overseas.

Residential sales, however, pulled down overall GWH sales, declining 4.21% in the 2nd quarter of 2006. This was due to power interruptions caused by inclement weather (Typhoon Caloy) in May and energy conservation efforts in response to increasing prices of electricity and other basic commodities. Sales of the AB sub-segment (with consumption above 800KWH per month) declined by 4.9% due to its deliberate effort to reduce consumption. The Broad C (with consumption between 151-800KWH per month) and DE sub-segments (with consumption of up to 150KWH), on the other hand, grew 0.5% and 0.2%, respectively, indicating a movement of customers belonging to the higher segments to slide down the lower consumption brackets.

In the six-month period, GWH sales growth was led by the commercial segment, improving 3.94% closely followed by the industrial group at 3.21%. Sales of the residential segment, however, declined 1.74%.

Overall Billing KW Demand increased in the 2nd quarter of 2006, rising by 3.4% as the commercial sector registered a 4.76% increase in demand and the Industrial sector 2.83%. Year-to-date Billing KW Demand increased 2.8%.

II. AVERAGE RETAIL RATE

The average retail rate for June 2006 rose 10.72% to P8.36/KWH from P7.55/KWH in the same period in 2005. On a per customer class basis, the comparative figures are as follows:

Customer Class	June 2006 Average Rate (P/KWH)	June 2005 Average Rate (P/KWH)
Residential	9.03	8.09
Lifeline	5.95	5.28
Non-lifeline	9.40	8.43
Commercial	8.45	7.61
GS, Small and Medium	8.45	8.07
Large	9.12	7.43
Very Large	8.15	6.98
Industrial	7.37	6.76
Small and Medium	8.67	7.57
Large	7.53	6.93
Very Large	6.99	6.77
Extra Large	7.04	6.31
TOTAL	8.36	7.55

The increase was largely due to the implementation of the 12% VAT Rate starting February 2006. In addition, transmission charges increased as a result of the rise in TransCo's Power Delivery Service charges.

Generation charges slightly moved up 1.47% to P4.9690/KWH in June 2006 from P 4.8970/KWH in the same period in 2005 mainly due to higher NPC and IPP rates. NPC tariffs were higher due to increases in the ICERA and GRAM rates in December 2005. IPP rates, on the other hand, also increased because of a lower dispatch of 72.15% in June 2006 (due to planned and unscheduled outages of QPPL in June 2006) compared to 82.44% in June 2005.

The increase in the June 2006 bill, however, was tempered by the third and last tranche of TransCo's removal of the Intra-Regional Grid Cross Subsidy reducing Meralco's Transmission Charge rate by an average of around P0.06/KWH starting the month of November 2005.

III. SYSTEM LOSS

For the 2nd quarter of 2006, system loss improved by 1.02 percentage points to 11.35% from last year's 2nd quarter system loss of 12.37%.

The improvement was credited to the unrelenting detection and apprehension activities of our metering security organizations, the continued employment of effective pilferage-deterrence measures, and the reversal of the unfavorable mismatch between registered energy input and GWH sales in the 1st quarter.

Reinforcing these measures was the continued support of the Department of Interior and Local Government (DILG) through the signing of a Memorandum of Agreement (MOA) to strengthen the current anti-electricity pilferage campaign. This was signed by the new DILG Secretary Ronaldo Puno and Meralco Chairman Manuel Lopez on May 19, 2006. This MOA renewed the commitment of the DILG to encouraging local government cooperation to bring down system loss in their respective areas.

The performance in the 2nd quarter was more than enough to make the year-to-date system loss figure to improve by 0.37 percentage point to 11.70% from 12.04% in 2005 coming from a 0.45 percentage point deterioration in the 1st quarter.

On a 12-month moving average basis, system loss improved to 10.05% from 10.92% .

IV. SYSTEM RELIABILITY

In the 2nd quarter of 2006, system reliability, in terms of Interruption Frequency Rate (IFR) deteriorated 12.83% to 3.43 in the 2nd quarter of 2006 from 3.04 in the same period last year. Likewise, system availability, as measured by Cumulative Interruption Time (CIT), waned 70.94% to 4.53 hours in the 2nd quarter this year from 2.65 hours in the same period in 2005.

US SEC
File No. 82-3237



The decline in system reliability/availability for the 2nd quarter of 2006 can be mainly attributed to the effects of Typhoon Caloy. Aside from primary trippings, the storm also indirectly affected our system performance due to widespread supply interruptions. Prolonged circuit interruptions affected 103 circuits or 15.71% of total distribution lines.

Also, numerous maintenance activities by TransCo, mainly the replacement of rotten poles, defective hardware, and correction of hotspots on their Dasmariñas, Kalayaan and Caliraya circuits last June 8, 9, 19 and 28 affected system reliability and availability.

As of June 2006, YTD system reliability deteriorated by a slower pace at 2.17% to 5.66 for the 1st half of this year from 5.54 in the same period in 2005. Likewise, system availability deteriorated by 43.38% to 6.28 hours in the 1st half of 2006 from 4.38 hours in the same period last year.

Despite Typhoon Caloy, forced IFR (unscheduled power interruptions due to equipment failure, trees and other foreign objects touching the lines, and transient faults) improved by 4.68% to 3.46 in the 1st half of 2006 from 3.63 in the same period last year.

For further questions:
Meralco Investor Relations
Tel. Nos. (632) 16222450, (632) 6328323

COMPARISON OF KILOWATT-HOUR SALES
For the quarters ended June 30, 2006 and 2005
(In million kWh)

Customer Class	2006	2005	% Change
Residential	2,255.54	2,354.75	(4.2)
Commercial	2,410.77	2,360.49	2.1
Industrial	1,799.32	1,777.48	1.2
Streetlights	35.02	36.02	(2.8)
TOTAL	6,500.65	6,528.74	(0.4)

COMPARISON OF KILOWATT-HOUR SALES
For the six months ended June 30, 2006 and 2005
(In million kWh)

Customer Class	2006	2005	% Change
Residential	4,190.65	4,264.68	(1.7)
Commercial	4,572.60	4,399.31	3.9
Industrial	3,490.82	3,382.27	3.2
Streetlights	70.29	70.59	(0.4)
TOTAL	12,324.36	12,116.85	1.7

US SEC File No. 82-3237

PARENT COMPANY ONLY

COMPARATIVE STATEMENTS OF INCOME
For the quarters ended June 30, 2006 and 2005
(Amounts in Million Pesos)

	2006	2005	% Change
REVENUES	**47,892**	**46,615**	2.7
EXPENSES (INCOME)			
Purchased power	39,438	38,072	3.6
Operations and maintenance	2,434	2,148	13.3
Provision for probable losses	1,605	1,649	(2.7)
Depreciation and amortization	1,095	857	27.7
Interest and other financial charges - net	1,144	996	14.9
CERA II revenues	(654)	(481)	35.8
Foreign exchange losses - net	654	481	35.8
Interest and other financial income	(208)	(112)	84.7
Present value impact on customers' refund	504	432	16.8
Provision for probable losses on disallowed receivables	55	58	(4.3)
Taxes other than income tax	159	65	143.8
	46,227	**44,164**	4.7
INCOME BEFORE INCOME TAX	**1,666**	**2,451**	(32.1)
Provision for income tax	551	831	(33.7)
NET INCOME	**1,115**	**1,620**	(31.2)

COMPARATIVE STATEMENTS OF INCOME
For the six months ended June 30, 2006 and 2005
(Amounts In Million Pesos)

	2006	2005	% Change
REVENUES	**89,506**	**83,064**	7.8
EXPENSES (INCOME)			
Purchased power	76,275	71,644	6.5
Operations and maintenance	4,781	3,960	20.7
Provision for probable losses	3,031	3,060	(1.0)
Depreciation and amortization	2,158	1,993	8.3
Interest and other financial charges - net	2,222	2,043	8.7
CERA II revenues	(1,003)	(827)	21.3
Foreign exchange losses - net	1,003	827	21.3
Interest and other financial income	(510)	(200)	155.0
Present value impact on customers' refund	756	863	(12.4)
Provision for probable losses on disallowed receivables	110	118	(7.3)
Taxes other than income tax	231	148	56.4
	89,053	**83,630**	6.5
INCOME (LOSS) BEFORE INCOME TAX	**453**	**(566)**	180.0
Provision for (benefit from) income tax	(86)	17	(614.1)
NET INCOME (LOSS)	**367**	**(583)**	163.0



PARENT COMPANY ONLY

COMPARATIVE BALANCE SHEETS
As of June 30, 2006 and 2005
(Amounts in Million Pesos)

ASSETS	2006	2005	% Change
Noncurrent Assets			
Utility Plant and others-net	92,430	94,064	(1.7)
Investments in subsidiaries, associates and joint ventures	966	966	0.0
Investment properties	840	273	208.2
Deferred pass-through fuel costs	7,860	11,530	(31.8)
Other noncurrent assets	9,736	10,877	(10.5)
Total Noncurrent Assets	**111,833**	**117,709**	**(5.0)**
Current Assets			
Cash and cash equivalents	8,403	7,117	18.1
Trade and other receivables	28,442	26,871	5.8
Inventories	1,198	1,008	18.8
Other current assets	1,589	640	148.2
Total Current Assets	**39,631**	**35,636**	**11.2**
TOTAL ASSETS	**151,464**	**153,345**	(1.2)

STOCKHOLDERS' EQUITY AND LIABILITIES

	2006	2005	% Change
Stockholders' Equity	**33,044**	**32,899**	**0.4**
Noncurrent Liabilities			
Interest-bearing loans and other borrowings - net of current portion	14,207	21,109	(32.7)
Deferred income tax liabilities	2,793	6,818	(59.0)
Customers' deposits	19,005	17,356	9.5
Provisions	20,130	13,373	50.5
Customers' refund - net of current portion	12,407	13,770	(9.9)
Liability arising from deferred pass-through fuel costs - net of current portion	4,122	10,320	(60.1)
Other noncurrent liabilities	423	1,466	(71.1)
Total Noncurrent Liabilities	**73,087**	**84,212**	**(13.2)**
Current Liabilities			
Trade and other payables	34,757	24,475	42.0
Customers' refund - current portion	2,835	4,701	(39.7)
Interest-bearing loans and other borrowings - current portion	2,792	2,646	5.5
Income tax payable	1,407	1,389	1.4
Other current liabilities	3,541	3,023	
Total Current Liabilities	**45,333**	**36,233**	**25.1**
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**151,464**	**153,345**	(1.2)

PARENT COMPANY ONLY

COMPARATIVE STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the six months ended June 30, 2006 and 2005
(Amounts in Million Pesos)

	2006	2005	% Change
BALANCE, Beginning	**(1,312)**	**1,027**	(227.7)
Effect of implementation of PAS	-	(1,543)	(100.0)
	(1,312)	**(516)**	154.3
Add:			
Net Income (Loss)	367	(583)	163.0
Realized revaluation surplus	227	306	(25.8)
	(718)	(793)	(9.4)
Deduct:			
Appropriated retained earnings, beginning	200	200	-
Transfer from/(to)			
Unappropriated retained earnings	-	-	
BALANCE	(918)	(993)	(7.5)
Deduct:			
Cash dividends declared	-	-	-
Stock dividends declared	-	-	-
BALANCE, End	(918)	(993)	(7.5)

US SEC
File No. 82-3237

PARENT COMPANY ONLY

COMPARATIVE CASH FLOW STATEMENTS
For the quarters ended June 30, 2006 and 2005
(Amounts in Million Pesos)

	2006	2005	% change
CASH BALANCE, BEGINNING (Apr 1)	11,912	4,329	175.2
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating and other income	4,552	4,289	6.1
Depreciation and amortization	1,094	857	27.7
Increase (decrease) in other assets and liabilities	(1,431)	1,483	(196.5)
Net Cash from Operations	4,216	6,629	(36.4)
Add : Equity issues	-	190	(100.0)
Short-term borrowings	-	-	-
Long-term borrowings	-		-
TOTAL SOURCES OF FUNDS	4,216	6,819	(38.2)
Less : Short-term debt service	-	-	-
Long-term debt service	4,455	676	100.0
Other interest expense	1,378	1,017	35.5
Total Debt Service	5,833	1,693	244.5
Unrecoverable purchased power	776	1,147	(32.3)
Capital expenditures	1,088	989	10.1
Preferred equity redemptions	24	162	(84.9)
Refund to customers	2	40	(94.4)
TOTAL USES OF FUNDS	7,725	4,032	91.6
NET DECREASE IN CASH	(3,509)	2,788	(225.9)
CASH BALANCE, END (June 30)	8,403	7,117	18.1

COMPARATIVE CASH FLOW STATEMENTS
For the six months ended June 30, 2006 and 2005
(Amounts in Million Pesos)

	2006	2005	% change
CASH BALANCE, BEGINNING (Jan 1)	13,722	4,377	213.5
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating and other income	5,202	4,310	20.7
Depreciation and amortization	2,158	1,993	8.2
Increase (decrease) in other assets and liabilities	(1,498)	3,850	(138.9)
Net Cash from Operations	5,862	10,153	(42.3)
Add : Equity issues	-	574	(100.0)
Short-term borrowings	-	-	-
Long-term borrowings	-		-
TOTAL SOURCES OF FUNDS	5,862	10,727	(45.4)
Less : Short-term debt service	-	-	-
Long-term debt service	4,740	1,064	100.0
Other interest expense	2,501	2,566	(2.6)
Total Debt Service	7,241	3,631	99.4
Unrecoverable purchased power	1,748	1,868	(6.4)
Capital expenditures	2,146	2,036	5.4
Preferred equity redemptions	39	351	(88.9)
Refund to customers	8	102	(92.2)
TOTAL USES OF FUNDS	11,181	7,988	40.0
NET DECREASE IN CASH	(5,319)	2,740	(294.1)
CASH BALANCE, END (June 30)	8,403	7,117	18.1

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SEC
CENTRAL RECEIVING UNIT 2-3237

Received by 8
'06 AUG 14 P3:03

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 14, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,942,287*
Class "B"	*402,657,833*
Total	*1,006,600,120*

Amount of Debt Outstanding: *P124.05 Billion (as of May 31, 2006)*

US SEC
File No. 82-3237

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO EXPLAINS LOWER BILLS FOR ITS CUSTOMER".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



RAFAEL L. ANDRADA
First Vice President, Treasurer &
Information Disclosure Officer

Date: August 14, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237



MERALCO

Press Release

REFER TO: E.O. CUNA TEL. NO. 631-5557

August 14, 2006

MERALCO EXPLAINS LOWER BILLS FOR ITS CUSTOMERS

ALSO EXPLAINS ITS CUSTOMER CHOICE PROGRAM

The Manila Electric Company today reiterated its previous pronouncement that there will be reductions in the bills of its customers this month.

In a press conference today, Meralco said that as a result of the change in its sourcing of power, from NPC's Time-of-Use (TOU) rates to the Wholesale Electricity Spot Market (WESM), and the higher dispatch of its IPPs, there was a reduction in its generation charge by 79 centavos compared to last month's level. Compared with NPC's TOU rates in June 2006, the reduction was about **52** centavos.

As reflected in its billings to its customers, the generation charge decreased from P5.2177 per kwh in July to P4.4290 per kwh in August. The power service provider also said that there was a corresponding reduction in the system loss charge following the reduction in the generation charge component of its billings.

Meralco said that for residential customers consuming beyond 100 kwhs, numbering 2.5 million or around 60% of total customers, the reduction in the bills was computed at an average **74** centavos per kwh.

General Service and Small to Medium Industrial Service (IS) and Non-Industrial Service (NIS) customers registered the highest average reductions of around **95** centavos per kwh. The average reductions to Large and Very Large IS and NIS customers followed close at **89 to 93** centavos per kwh. For Extra Large customers or those with demand of at least 10 MW, the reduction was still at a substantial **85 to 89** centavos per kwh.

The impact of the above reductions in generation and system loss charges was partly muted by the removal of the mandated rate reduction *"from NPC rates"* of 30 centavos per kwh as embodied in Section 72 of the EPIRA. With the change in the sourcing arrangement from NPC's TOU to the WESM, NPC is no longer mandated to provide the discount.

Another effort of Meralco to help bring down electricity costs is through its customer choice program. It can be recalled that Meralco formally offered last March to give its large industrial and commercial customers with demand of at least 1MW the right to

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.

choose alternative sources of power. This was a gesture of support to the government's desire to move forward and provide large customers some benefits of retail competition even before all the conditions of open access are in place. President GMA accepted the offer as this will allow the industrial sector to avail of the time-of-use rates of the National Power Corporation.

The details and mechanics by which this arrangement may be implemented were drawn up by a panel composed of representatives from NPC and Meralco. The panel has finally reached an agreement on the mechanics of the program and the Memorandum of Agreement between NPC and Meralco for the supply of power was signed on August 11. This will then be submitted to ERC for approval through a joint filing between the two parties.

The customer choice program is voluntary and it is expected to benefit customers who have the capability to transfer their operations to off-peak hours when the cost of power is at its lowest. Those who opt not to avail of the program have the option to remain at the existing blended rates of Meralco.

******

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)


NTRAL RECEIVING UNIT
Received by:

'06 AUG 17 P4:51

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 17, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,904,119*
Class "B"	*402,632,387*
Total	*1,006,536,506*

Amount of Debt Outstanding: *P118.42 Billion (as of June 30, 2006)*

US SEC
File No. 82-3237

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO TO CONSULT ERC REGARDING SC's DECISION ON GRAM".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: August 17, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC



MERALCO

Press Release

REFER TO: E.O. CUNA TEL NO. 631-5557

August 17, 2006

MERALCO TO CONSULT ERC REGARDING SC'S DECISION ON GRAM

The Manila Electric Company (Meralco) said today that it will consult and await ERC's directive regarding the Supreme Court's final Decision nullifying the June 2, 2004 Order of the Energy Regulatory Commission (ERC), which approved Meralco's 2nd Generation Rate Adjustment Mechanism (GRAM).

Meralco Corporate Communication Chief Elpi Cuna said, "Our legal counsel will study the implications, consult and await ERC's directive on this latest Supreme Court Decision concerning Meralco's 2nd GRAM. We just would like to make it clear, though, that Meralco did not earn from the GRAM as it was only meant to be a cost recovery mechanism for distribution utilities like us."

It will be recalled that the GRAM was a cost recovery mechanism that power distributors like Meralco filed with the ERC for any adjustments in the generation charge. The said adjustments enabled the distribution utilities and the National Power Corporation to adjust generation charges according to fluctuations in the prices of fuel used in generation and the cost of power bought from the Independent Power Producers. Under the GRAM, distribution utilities accumulated three months worth of payments to its power suppliers. The distribution utilities then applied for recovery of these costs at the ERC, which must act on the application within 45 days.

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail cocuna@meralco.com.ph



Cuna added, "We are saddened by this recent setback brought by the SC's decision on the GRAM. It was through this very mechanism that Meralco shouldered and advanced generation cost adjustments on behalf of its customers. In fact and official records will bear us out that our first GRAM application, which was also approved by the ERC, resulted to a 21.43 reduction in the generation charge."

It is very likely that ERC will prescribe the mechanics on how it will implement the SC Order.

In the meantime, Meralco advised its customers to await further announcements coming from its end regarding the issue.

****

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237
CENTRAL RECEIVING UNIT
Received by:
'06 OCT -2 A8:33



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *September 29, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	Number of Shares of Common Stock Outstanding
Class "A"	603,860,756
Class "B"	402,603,478
Total	1,006,464,234

Amount of Debt Outstanding: *P115.93 Billion (as of August 31, 2006)*

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO PRECAUTIONARY MEASURES IN PLACE ".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: September 29, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)



MERALCO
Ortigas Avenue, Pasig City
0300 Philippines

Sept. 28, 2006

MERALCO PRECAUTIONARY MEASURES IN PLACE

Prepared to respond to Typhoon Milenyo

The Manila Electric Company (Meralco) today said in a statement that it has put in place necessary measures to mitigate the potential effects of Typhoon Milenyo. Part of these are advisories that have been issued by the power firm on potential problems that may be brought about by the typhoon along with appropriate precautionary measures.

Meralco, for instance, has consistently requested billboard owners and operators to temporarily roll their billboards up to prevent these structures from being toppled by the strong winds. Billboards that fall into electrical facilities are among the top reasons for power outages whenever there are strong typhoons.

Another major cause of power outages whenever there are typhoons are the branches of trees either touching or falling on electrical lines. Meralco has likewise repeatedly reminded the public about having their trees near electrical facilities trimmed by Meralco personnel prior to typhoons.

Meralco VP for Corporate Communication Elpi O. Cuna said, "We are expecting a typhoon that may pose hazards on lives and properties. Be rest assured, though, that we at Meralco are doing everything within our capacity to prepare our systems and people in order that we could immediately respond to power outages that may result from the typhoon. As a 24 –hour service company we are committed to respond to these types of emergency".

Cuna also urged the public to tune in to the different public service radio stations should power interruptions occur since Meralco's Call Center directly coordinates with these stations.

Concerned parties may also call the Meralco Call Center at 16211 and 632-1111 or text their concerns to (0917) 847-6908.

Cuna however said that due to the voluminous number of calls, there are instances when its Call Center is unable to immediately receive calls. He advised the public to tune in to public service radio stations for updates on the power situation.

- end -

Tel. No. (632) 631-2222 • (632) 16220

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

JS SEC
No. 32-3237

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

'06 OCT -2 AM 11:43

1. **Date of Report:** *September 29, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,860,756*
Class "B"	*402,603,478*
Total	*1,006,464,234*

Amount of Debt Outstanding: *P115.93 Billion (as of August 31, 2006)*

11. Item Number reported: **Item 9 (Other Events)**

Please see attached copy of Press Release entitled "MERALCO GIVES UPDATE ON RESTORATION WORK IN THE AFTERMATH OF TYPHOON MILENYO ".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: **September 29, 2006**

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237



ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

Meralco gives update on restoration work

in the aftermath of typhoon Milenyo

The Manila Electric Company (Meralco) said that felled trees, toppled transmission towers, fallen billboards, down poles and other debris continue to obstruct faster restoration of power in affected areas, after typhoon Milenyo hit Metro Manila and the rest of Luzon on Thursday.

A large part of Laguna and Quezon were affected by the toppled towers of Transco and downed poles and wires of Meralco. The southern part of Metro Manila was likewise affected by a leaning pole of Transco impacting on the Sucat-Araneta line near BCDA compound on C-5.

Meralco Vice President and Corporate Communication Head Elpi Cuna said, "We are appealing to local government officials, local engineering offices, barangay officials, the DPWH and MMDA to help us clear debris to speed up restoration work. We have to clear the lines of debris and other unsafe obstructions before putting back power to ensure public safety."

TEL. No. (632) 631-2222 • (632) 16220

US SEC
2.32-3237

Cuna added, "We also have received reports that some of our fallen wires are being stolen. We also request the said local officials and government agencies to help us secure these wires to ensure continuity of our work."

Meralco President and Chief Operating Officer Jesus Francisco said, "Please be assured that our personnel have been on full complement and non-stop duty to quickly restore power to your homes and businesses."

"For the meantime, we are requesting the public to please limit their calls to our Call Center to reports of fallen electrical posts and wires only. Customers don't have to report power outages in their areas since this is already being monitored and handled by Meralco personnel and linemen who are deployed in the field. We are asking for our customers' cooperation so we can quickly restore power to your area," the company official added.

Meralco's hotlines have been swamped with voluminous calls. Francisco likewise said that a total of over 40% of its circuits have been restored, through continuous operation being done by Meralco crewmen and personnel.

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

'06 ... 2 11:44

1. **Date of Report:** *September 30, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,860,756*
Class "B"	*402,603,478*
Total	*1,006,464,234*

Amount of Debt Outstanding: *P115.93 Billion (as of August 31, 2006)*

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO RESTORATION MOVING AT A DETERMINED PACE- Almost 70% of circuits in its franchise area restored ".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: **September 30, 2006**

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 32-3237



ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

MERALCO'S RESTORATION MOVING AT A DETERMINED PACE

Almost 70% of circuits in its franchise area restored

The Manila Electric Company today said that its restoration is moving at a determined pace. A total of 504 circuits (433 distribution and 71 sub-transmission) were energized representing about 70% of MERALCO's 739 circuits.

For its whole franchise area, Meralco has also already restored 66% of its distribution circuits. In the North area, all distribution circuits have been restored except for isolated cases due to down poles and other debris, which still affect its lines. Meanwhile, 62% of its distribution circuits have been restored in the Central area and 47% in the South area.

The South Area was the hardest hit. It will be recalled that a large part of Laguna and Quezon provinces were affected by the toppled towers of Transco and down poles and wires of Meralco. The southern part of Metro Manila was likewise affected by down poles and a leaning pole of Transco impacting on the Sucat-Araneta line near BCDA compound on C-5. Currently there is also unavailability of Transco lines -- Dasmarinas-Rosario, Dasmarinas-Ternate and Dasmarinas-GMA -- caused by downed Transco poles.

Fallen trees, toppled transmission towers, fallen billboards, down poles and other debris continue to obstruct faster restoration of power in affected areas after typhoon Milenyo pummeled Metro Manila and the rest of Luzon on Thursday.

But the worst damage may be attributed to the fallen billboards. Meralco Vice President and Corporate Communication Head Elpi Cuna in an earlier statement appealed

TEL. NO. (632) 631-2222 • (632) 16220

to the billboard operators especially to those whose billboards have been toppled, to immediately help remove their structures which obstruct electric lines and intrude the flow of vehicular traffic. Meralco observed that these billboards were among the major causes of power outages, and not to mention, traffic accidents and snarls.

Please help ensure the safety of motorists and pedestrians by clearing the fallen billboards to help hasten restoration work, " Cuna stressed.

Meralco also issued an appeal to local government officials, local engineering offices, barangay officials, the DPWH and MMDA to help clear debris to speed up restoration work. "An automatic safety feature of our electric system is that power can flow back only when lines are clear of debris and other unsafe obstructions ensure public safety," he said.

Cuna added, "We also continue to receive reports that some of our fallen wires are being stolen. We request the concerned local officials and government agencies to help us secure these wires to ensure continuity of our work."

Meralco President and Chief Operating Officer Jesus Francisco also assured its customers that Meralco personnel have been on full complement and non-stop duty to quickly restore power to homes and businesses.

"In the meantime, we are requesting the public to please limit their calls to our Call Center to reports of fallen electrical posts and wires only. Customers don't have to report power outages in their areas since this is already being monitored and handled by Meralco personnel and linemen who are deployed in the field. We are asking for our customers' cooperation so we can quickly restore power to your area," the company official said after voluminous calls swamped Meralco's hotlines.

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *October 13, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,860,756*
Class "B"	*402,603,478*
Total	*1,006,464,234*

Amount of Debt Outstanding: *P115.93 Billion (as of August 31, 2006)*

US SEC
File No. 82-3237

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO, OTHER DU'S DO NOT BENEFIT FROM WESM PRICE HIKES".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: October 13, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)



MERALCO
Ortigas Avenue, Pasig City
0300 Philippines

Meralco, Other DU's Do Not Benefit from WESM Price Hikes

Meralco explained today that as a distribution utility, it does not stand to benefit from any increase in the prices of the Wholesale Electricity Spot Market (WESM).

"WESM costs form part of generation charges, which are passed through to consumers," according to Meralco president and chief operating officer Jesus Francisco. "Distribution utilities (DU's) such as Meralco and electric cooperatives do not retain any portion of the generation charge." On the average, between 60 and 70 percent of an electric consumer's bill are for generation costs.

"Generation charges of distributors include only costs actually incurred by utilities and this is closely monitored by the government through the Energy Regulatory Commission (ERC)," added Mr. Francisco. "Thus, distributors do not draw any benefit from increased generation and spot market prices."

In fact, distributors are adversely affected by high generation costs. "Our experience shows that when electric rates go up, power consumption goes down," according to the Meralco president. "High power prices have a direct adverse impact on our sales and revenues so that Meralco has every incentive to ensure that its generation charge remains reasonable."

"There is also not truth to the allegation that higher WESM prices would allow higher dispatch of Meralco's IPP's, which were already well-dispatched since the WESM started," said Mr. Francisco.

Further, Mr. Francisco says that the Electric Power Industry Reform Act (EPIRA) mandates distributors "to supply electricity in the least cost manner to its captive market.

Tel. No. (632) 631-2222 • (632) 16220

US SEC
File No. 32-3237

We are always mindful of our obligation to customers to ensure that our rates include only costs necessary for providing electric service."

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

CENTRAL RECEIVING UNIT
Received by:



06 OCT 25 P3:45

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *October 23, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,820,734*
Class "B"	*402,576,796*
Total	*1,006,397,530*

Amount of Debt Outstanding: *P115. 93 Billion (as of August 31, 2006)*

11. Item Number reported: **Item 9 (Other Events)**

Please see attached:

1) *Letter to Director Justina F. Callangan on the Company's 2006 3rd Quarter results ended September 30, 2006 (Parent Company only).*

2) *Invitation to the Presentation and a Teleconference Presentation on the 3rd Quarter 2006 Operating Results to be held on October 27, 2006, 1:30 p.m., at the Pasig Room, Lighthouse, 14th Floor, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: October 23, 2006

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)



06 OCT 25 P3:45

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *October 23, 2006*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,820,734*
Class "B"	*402,576,796*
Total	*1,006,397,530*

Amount of Debt Outstanding: *P115. 93 Billion (as of August 31, 2006)*

US SEC
File No. 82-3237

11. Item Number reported: **Item 9 (Other Events)**

Please see attached:

1) *Letter to Director Justina F. Callangan on the Company's 2006 3rd Quarter results ended September 30, 2006 (Parent Company only).*

2) *Invitation to the Presentation and a Teleconference Presentation on the 3rd Quarter 2006 Operating Results to be held on October 27, 2006, 1:30 p.m., at the Pasig Room, Lighthouse, 14th Floor, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.*

SIGNATURE

Pursuant to the **requirements of the Securities Regulation Code,** the issuer has duly caused **this report to be signed on its behalf by the** undersigned hereunto duly **authorized.**

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: October 23, 2006

cc. Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

JS SEC
File No. 82-3237



MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

23 October 2006

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company (Parent Company only) for the third quarter ended September 30, 2006.

We are furnishing you an advanced copy of the Parent Company's third quarter results as we intend to release these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-Q. We shall be filing separately the complete quarterly reports (SEC Form 17-Q) within 45 days after end of the quarter, i.e. on or before November 14, 2006.

Thank you.

Sincerely,



RAFAEL L. ANDRADA
First Vice President & Treasurer



DANIEL D. TAGAZA
Executive Vice-President & Chief Financial Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

TEL. NO. (632) 631-2222 • (632) 16220

US SEC
File No. 82-3237



FINANCIAL HIGHLIGHTS

I. NET INCOME

The company realized a modest net income of P229 million for the 3rd quarter of 2006. Although it was a turnaround from a net loss of P479 million in the same period last year, compared to the 2nd quarter net income of P1.12 billion, this was a decrease of 79.5%. Year-to-date (YTD) cumulative earnings for 2006, on the other hand, reached P596 million, or a 156.1% improvement from a net loss of P1.06 billion in the same period in 2005.

In compliance to the principles of consistency and conservatism, the company continued to make provisions for probable losses related to the rate unbundling case still pending with the Supreme Court (SC). For the 3rd quarter ended September 30, 2006, total provisions was P1.59 billion while YTD provisions amounted to P4.62 billion, thereby reducing the Company's net income. Without the provisions, estimated net income for the 3rd quarter would have been P1.26 billion while YTD net income for the nine months of the year would have been P3.60 billion.

II. REVENUES

For the 3rd quarters ended September 30, 2006 and 2005, revenues grew by 1.9% year-on-year from P44.62 billion to P45.46 billion. The nine-month period likewise showed an increase in revenues by 5.7 % to P134.97 billion.

III. EXPENSES

The decrease in total expenses this quarter over the same period last year was at 0.5% from P45.50 billion to P45.28 billion. The nine-month figure registered a 4.0% increase to P134.33 billion. Major components of these expenses were purchased power, operations and maintenance and depreciation.

Purchased power cost increased by 1.5% to P40.10 billion in the 3rd quarter. In the nine-month period, the increase was 4.7% to P116.37 billion. The components were as follows:

- Recoverable purchased power cost (the cost up to the 9.5% system loss cap) - increased by 0.5% to P39.95 billion for the 3rd quarter and 4.5% to P114.46 billion for the nine-month period.

- Unrecoverable purchased power cost (system loss in excess of the cap) increased by 169.9% to P147 million this quarter. In a nine-month period, this increased by 14.4% to P1.89 billion this year.

Operations and maintenance expenses increased by 14.6% this quarter compared to the 3rd quarter of last year from P2.04 billion to P2.34 billion. Nine-month operations resulted to an increase of 18.6% from P6.0 billion in 2005 to P7.12 billion in 2006.

Operating income before provision for probable losses for the 3rd quarter of 2006 compared with the same period last year increased 1.5% from P1.97 billion to almost P2.0 billion. This was due to the higher level of operating revenues and modest increase in purchased power cost of 0.5%. The nine-month period also revealed an increase in operating income before provision for probable losses of 7.1% to P9.81 billion.

Operating income before provision for probable losses can be derived by deducting from total revenues the purchased power costs up to the system loss cap, operations and maintenance, depreciation and amortization and taxes other than income tax.

IV. INCOME PER SHARE

As a result, Income per share for the 3rd quarter of the year (excluding depreciation on appraisal increase) increased by 12.8% to P0.121.

V. CAPITAL EXPENDITURES

Capital expenditures in the quarter increased by 3.38% over last year to P1.41 billion. As of September 30, 2006, total capital expenditures went up by 4.70% to P3.25 billion.

VI. FINANCIAL IMPACT OF TYPHOON "MILENYO"

For purposes of recording transactions, significant amount of damages brought about by Typhoon Milenyo and the cost of repairs and restoration were practically being taken up in the month of October since the typhoon occurred in the last few days of September. Nevertheless, as of October 17, 2006, our records showed partial accumulated charges relating to the said calamity for the amount of P116.31 million. Of this total, about 23% was charged to operations while 73% was charged to capital expenditures specifically relating to the restoration of electric facilities.

OPERATIONAL HIGHLIGHTS

I. GWH SALES and BILLING KW DEMAND

GWH sales slightly decreased 0.3% to 6,438 GWH in the 3rd quarter of this year compared to the same period in 2005. The slight decline could be attributed to shorter billing days for the period, the effect on sales of August 21 being declared a holiday this year, relatively cooler weather, and the effects of Typhoon Milenyo. Despite this, however, YTD overall GWH sales still managed to increase by 1% over the same period last year.

The Commercial segment continued to lead GWH sales growth, increasing by 3.1%, driven by growths in Retail Trade, Transport and Storage Services together with the Real Estate sub-segment.

Retail Trade growth was fueled by the continuing expansion of malls such as the SM Mall of Asia, SM Supercenter, and SM Sta. Rosa, which opened in the 2nd quarter. The MC Mall in

US SEC
File No. 82-3237



Pasig City and Pilipinas Makro in Mandaluyong City are retail outlets that were added into the grid in the 3rd quarter. In totality, 63 major malls were operating in the franchise area with total sales of 312 GWH or 12.8% of commercial sales in the 3rd quarter this year.

Transport and Storage Services on the other hand, sustained growths with the increase in grid consumption of the NAIA terminals, while the Real Estate upswing was maintained through the steady operations of Business Process Outsourcing (BPO) offices including call centers and IT-related businesses.

The Industrial segment registered a modest growth of 0.3% in the 3rd quarter, fueled by demand for manufactured products from the Electrical Machinery, Beverage, Leather Products, and Paper Products sub-segments. With rising fuel prices during the period, self-generating companies opted to avail of lower priced grid power. This cushioned the negative impact of One Day Power Sales (ODPS) Program's suspension from June 26 to July 16, 2006, as self-generating companies opted to avail of power from the grid, resulting to a 110% increase in the native or baseline Meralco consumption of ODPS customers. With the resumption of the ODPS in the middle of July, ODPS availment bounced back to normal levels enabling the Industrial segment to end the quarter with a positive growth.

Residential sales continued to pull down overall GWH sales, declining 4.4% in the 3rd quarter of the year. This was due to cooler weather, energy conservation efforts of this segment in response to fuel price increases, and the effects of franchise-wide power interruption caused by Typhoon Milenyo.

YTD GWH sales growth was led by the commercial segment, improving 3.6%, followed by the industrial segment at 2.2%. Sales from the residential segment, however, declined by 2.7%.

Overall Billing KW Demand increased by 2.1% in the 3rd quarter of 2006 while YTD Billing KW Demand increased 2.6%.

II. AVERAGE RETAIL RATE

The average retail rate for September 2006 rose 6.3% to P7.75/KWH from P7.29/KWH in the same period in 2005. On a per customer class basis, the comparative figures were as follows:

S SEC



Customer Class	September 2005 Average Rate (P/KWH)	September 2006 Average Rate (P/KWH)
Residential	7.68	8.54
Lifeline	5.06	5.76
Non-lifeline	8.06	8.97
Commercial	7.50	7.82
GS, Small and Medium	7.97	8.48
Large	7.29	7.52
Very Large	6.85	6.98
Industrial	6.56	6.71
Small and Medium	7.51	8.08
Large	6.78	6.95
Very Large	6.51	6.54
Extra Large	6.37	5.99
TOTAL	**7.29**	**7.75**

The increase was largely due to the implementation of the 12% VAT Rate starting February 2006 and the rise in transmission costs as a result of the increase in TRANSCO's Power Delivery Service charges.

Retail rates could have been higher if not for the final Supreme Court decision on our 2nd GRAM on August 12, 2006, which among others, disallows automatic rate adjustments. In compliance with this decision, generation charges to be recovered from customers have been pegged at their August 2006 level of P4.43/kWh until new generation rates are approved by the ERC.

Generation costs increased due to an upward movement in WESM prices. Two rate applications to the ERC to update the generation charge for September and October 2006 were filed on September 26 and October 20, respectively. Generation charges could have increased already to P4.71/kWh in September and P5.73/kWh in October.

However, mitigating the impact of increased taxes and transmission charges were the higher dispatch of Meralco IPPs in the 3rd quarter and the completion of the 3-year recovery period to collect deferred PPA of P0.1002/kWh in the 2nd and 3rd quarters.

III. PURCHASED POWER COSTS

Since the commercial operations of the WESM on June 23, 2006, the dispatch levels of Meralco IPPs (First Gas- San Lorenzo, First Gas- Sta. Rita, Quezon Power) had improved considerably from an average of 73% in the supply month of June (pre-WESM) to 87% in September. This improvement in capacity factor resulted in a lower unit generation cost of these plants, from an average of P4.52/KWH in July to P4.34/KWH in September. In the 3rd quarter this year, IPP dispatch was 86.51% compared to 77.66% in the same period last year.

US SEC
File No. 82-3237



On the other hand, the unit cost of purchased power from the WESM rose to an average of P8.40/KWH in September from a low of P5.20/KWH in its 1st month of operation.

Furthermore, transmission costs of IPPs as of September 2006 continued to be lower (P0.60/KWH) than those from power sourced from WESM (P1.29/KWH). Lower generation and transmission charges combined resulted in a lower purchased power cost for the IPPs from P5.15/KWH in July to P4.94/KWH in September.

Since the commercial operation of the WESM, all generation companies had to schedule their generation or bid via the WESM to be dispatched including IPPs having bilateral contracts with Meralco.

The market dispatch mechanism prioritizing power plants with the lowest generation offers is the reason for such improvement in the Meralco IPP dispatch. The criteria for determining power supply profile for the entire Luzon grid has changed from a cost-based merit order to a bidding system where both price and volume are offered by generation participants. These IPPs bid zero to ensure dispatch since they are paid the contractual amounts regardless of the WESM clearing price.

IV. SYSTEM LOSS

For the 3rd quarter of 2006, the recorded system loss was higher by 0.93 percentage points to 9.84% from last year's 3rd quarter system loss of 8.92%.

The apparent deterioration in the 3rd Quarter 2006 system loss was mainly attributable to the increase in the consumption at the latter part of the bulk energy billing cycle, which was not reflected in the retail sales since most meters have been read by that time. Sales, however, will be captured during the next billing period. Thus, we expect a correction of the pattern by the 4th quarter.

Despite the "deterioration" in the 3rd quarter, the 12-month moving average system loss ending September 2006 still managed to improve by 0.03 percentage points to 10.29% from 10.32% in 2005.

In a related development, the signing of the Rules and Regulations Implementing the Memorandum of Agreement between MERALCO and the DILG on providing electric service, eliminating pilferage of electricity, and ensuring public safety, was jointly signed by Mr. Ricardo V. Buencamino (Senior Vice President and Head, Networks) representing MERALCO and Mr. Marius P. Corpus (DILG Undersecretary), representing the DILG, last September 8, 2006.

V. SYSTEM RELIABILITY

The course of system reliability and availability in the third quarter was charted by a single and powerful act of nature--Typhoon Milenyo-- whose maximum sustained winds of 190 kph (based on the Saffir-Simpson Tropical Cyclone Scale used by the US Navy-AF

US SEC
File No. 82-3237



Typhoon Warning Center) passed directly on Meralco's southern franchise area, including Metro Manila, on September 28, 2006.

As a result, system reliability, in terms of Interruption Frequency Rate (IFR) deteriorated by 94.06% from 2.83 times in the 3rd quarter of 2005 to 5.51 times for the same period this year. Forced into a Luzon system-wide blackout on the day Typhoon Milenyo hit the franchise area, system availability, as measured by Cumulative Interruption Time (CIT), was naturally affected, waning to 32.74 hours in the 3rd quarter from 2.69 hours in the same period last year.

On a YTD September 2006 basis, system reliability deteriorated by 33.17% from 8.38 times in 2005 to 11.16 times for the same period this year. On the other hand, system availability deteriorated by 452.85% from 7.05 hours in 2005 to 38.99 hours for the same period this year.

Meralco was, however, up to the modern challenges of restoring electric service at the soonest possible time though many of the circumstances facing it have never been equaled in experiences with previous typhoons.

With Typhoon Milenyo downing hundreds of trees, including those well-entrenched and standing below concrete pavements, as well as a multitude of billboards, around 845 crews, manned by over 2,300 personnel were immediately dispatched, including those of partner and neighboring distribution utilities, and worked round the clock to restore service (repairing over 1,700 damaged or leaning poles and over 1,400 wiredown incidents) to the now over 4.3 million customers spread in 9,337 square km of franchise area.

Despite the magnitude of the effects of the typhoon, power to 95% of all 739 Meralco circuits were restored after five days and all circuits were energized (660 distribution and 79 sub-transmission) on October 7, 2006 with only some isolated pockets still out due to local troubles.

Without Typhoon Milenyo, IFR and CIT would have been 3.78 times and 2.76 hours, respectively in the 3rd quarter of this year while YTD September 2006 figures, on the other hand, would have been 8.72 times and 6.88 hours, respectively.

On more Meralco-controlled causes, IFR and CIT attributable to pre-arranged interruptions improved by 16% and 34% respectively in the 3rd quarter.

REGULATORY UPDATES

Regulatory highlights for the 3rd quarter 2006 were:

- Last September 1, 2006, Meralco filed its first rate application under the Energy Regulatory Commission's (ERC's) performance-based regulation (PBR). Meralco is one of the three investor-owned distribution utilities to begin the shift to PBR, the others being Cagayan Electric Power and Light Company (CEPALCO) and Dagupan Electric Corporation (DECORP). The ERC is planning on releasing its final determination on Meralco's application by May 31, 2007, so that PBR-based tariffs will be in place by July 2007.

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File No. 82-3237



- Meanwhile, hearings are on-going on Meralco's 14.76-c/kWh rate petition, the company's last under the prevailing Return on Rate Base (RORB) regime. Meralco already completed the presentation and cross-examination of its witnesses last August 16, 2006.

- Last August 12, 2006, the Supreme Court denied separate motions filed by ERC and Meralco, asking for the reconsideration of a February 2006 Decision that set aside and declared void the ERC's Order on Meralco's second GRAM filing of June 2003.

  - In its rulings, the Court also said that compliance with the due process requirements of Rule 3, Sec.4e of EPIRA's Implementing Rules and Regulations (IRR) is mandatory for any change in the retail rate to end-users. Thus, last September 1, 2006, the ERC directed Meralco to submit a proposal for refunding amounts collected under the second GRAM filing that was voided by the High Court.
  - In its proposal, Meralco indicated that the amount to be refunded is about P827 million, to be returned to customers in three equal monthly installments. The company also said that, given the preparatory activities required, the earliest that the proposed refund may be implemented is January 2007.

For further questions:
Meralco Investor Relations
Tel. Nos. (632) 16222450, (632) 6328323

S SEC
No. 82-3237



COMPARISON OF KILOWATT-HOUR SALES			
For the quarters ended September 30, 2006 and 2005 (In million kWh)			
Customer Class	**2006**	**2005**	**% Change**
Residential	2,121.67	2,220.20	(4.4)
Commercial	2,444.18	2,371.56	3.1
Industrial	1,837.09	1,832.50	0.3
Streetlights	35.55	35.53	0.1
TOTAL	**6,438.49**	**6,459.79**	(0.3)

COMPARISON OF KILOWATT-HOUR SALES			
Foir the nine months ended September 30, 2006 and 2005 (In million kWh)			
Customer Class	**2006**	**2005**	**% Change**
Residential	6,312.32	6,484.87	(2.7)
Commercial	7,016.78	6,770.87	3.6
Industrial	5,327.91	5,214.78	2.2
Streetlights	105.84	106.12	(0.3)
TOTAL	**18,762.84**	**18,576.65**	1.0



COMPARATIVE STATEMENTS OF INCOME

For the quarters ended September 30, 2006 and 2005
(Amounts in Million Pesos)

	2006	2005	% Change
REVENUES	**45,463**	**44,621**	1.9
EXPENSES (INCOME)			
Purchased power	40,095	39,522	1.5
Operations and maintenance	2,342	2,044	14.6
Provision for probable losses	1,591	1,630	(2.4)
Depreciation and amortization	1,039	857	21.3
Interest and other financial charges - net	478	1,448	(67.0)
CERA II revenues	(353)	(462)	(23.5)
Foreign exchange losses - net	353	462	(23.5)
Interest and other financial income	(582)	(223)	161.0
Present value impact on customers' refund	126	144	(12.4)
Provision for probable losses on disallowed receivables	53	59	(9.1)
Taxes other than income tax	138	22	534.0
	45,279	**45,502**	**(0.5)**
INCOME BEFORE INCOME TAX	**184**	**(881)**	120.9
Provision for (benefit from) income tax	(45)	(402)	(88.7)
NET INCOME (LOSS)	**229**	**(479)**	147.8

COMPARATIVE STATEMENTS OF INCOME

For the nine months ended September 30, 2006 and 2005
(Amounts in Million Pesos)

	2006	2005	% Change
REVENUES	**134,969**	**127,685**	5.7
EXPENSES (INCOME)			
Purchased power	116,371	111,167	4.7
Operations and maintenance	7,123	6,004	18.6
Provision for probable losses	4,621	4,690	(1.5)
Depreciation and amortization	3,197	2,850	12.2
Interest and other financial charges - net	2,699	3,491	(22.7)
CERA II revenues	(1,356)	(1,289)	5.2
Foreign exchange losses - net	1,356	1,289	5.2
Interest and other financial income	(1,092)	(423)	158.1
Present value impact on customers' refund	882	1,007	(12.4)
Provision for probable losses on disallowed receivables	163	177	(7.9)
Taxes other than income tax	369	170	117.5
	134,332	**129,132**	**4.0**
INCOME (LOSS) BEFORE INCOME TAX	**636**	**(1,447)**	144.0
Provision for (benefit from) income tax	41	(385)	110.5
NET INCOME (LOSS)	**596**	**(1,061)**	156.1

SEC
No. 82-3237



COMPARATIVE BALANCE SHEETS

As of September 30, 2006 and 2005
(Amounts in Million Pesos)

ASSETS	2006	2005	% Change
Noncurrent Assets			
Utility Plant and others-net	92,283	93,918	(1.7)
Investments in subsidiaries, associates and joint ventures	1,114	966	15.3
Investment properties	839	348	140.9
Deferred pass-through fuel costs	7,521	11,133	(32.4)
Other noncurrent assets	11,148	10,582	5.4
Total Noncurrent Assets	**112,906**	**116,948**	(3.5)
Current Assets			
Cash and cash equivalents	4,658	11,258	(58.6)
Trade and other receivables	29,570	24,729	19.6
Inventories	1,278	1,226	4.2
Other current assets	6,204	604	927.5
Total Current Assets	**41,711**	**37,817**	10.3
TOTAL ASSETS	**154,617**	**154,765**	(0.1)

STOCKHOLDERS' EQUITY AND LIABILITIES	2006	2005	% Change
Stockholders' Equity	**33,273**	**32,347**	2.9
Noncurrent Liabilities			
Interest-bearing loans and other borrowings - net of current portion	10,843	20,820	(47.9)
Deferred income tax liabilities	2,107	6,163	(65.8)
Customers' deposits	18,600	17,817	4.4
Provisions	21,710	15,003	44.7
Customers' refund - net of current portion	12,785	13,389	(4.5)
Liability arising from deferred pass-through fuel costs - net of current portion	3,897	9,586	(59.3)
Other noncurrent liabilities	423	1,268	(66.6)
Total Noncurrent Liabilities	**70,366**	**84,046**	(16.3)
Current Liabilities			
Trade and other payables	37,688	26,575	41.8
Customers' refund - current portion	1,982	4,638	(57.3)
Interest-bearing loans and other borrowings - current portion	3,003	2,668	12.5
Income tax payable	1,697	1,117	51.9
Other current liabilities	6,610	3,373	
Total Current Liabilities	**50,979**	**38,372**	32.9
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**154,617**	**154,765**	(0.1)



COMPARATIVE CASH FLOW STATEMENTS

For the quarters ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% change
CASH BALANCE, BEGINNING (July 1)	8,403	7,117	18.1
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating and other income	1,033	105	880.0
Depreciation and amortization	1,039	857	21.3
Increase (decrease) in other assets and liabilities	(1,685)	4,277	(139.4)
Net Cash from Operations	387	5,239	(92.6)
Add : Equity issues	-	42	(100.0)
Short-term borrowings	-	-	-
Long-term borrowings	-		-
TOTAL SOURCES OF FUNDS	387	5,281	(92.7)
Less : Short-term debt service	-	-	-
Long-term debt service	2,751	301	100.0
Other interest expense	114	(22)	610.1
Total Debt Service	2,866	278	929.4
Unrecoverable purchased power	147	(211)	169.9
Capital expenditures	1,108	1,072	3.4
Preferred equity redemptions	10	(40)	126.3
Refund to customers	-	40	(100.0)
TOTAL USES OF FUNDS	4,131	1,139	262.6
NET DECREASE IN CASH	(3,744)	4,141	(190.4)
CASH BALANCE, END (September 30)	4,658	11,258	(58.6)

COMPARATIVE CASH FLOW STATEMENTS

For the nine months ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% change
CASH BALANCE, BEGINNING (January 1)	13,722	4,377	213.5
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating and other income	6,236	4,416	41.2
Depreciation and amortization	3,197	2,850	12.2
Increase (decrease) in other assets and liabilities	(3,183)	8,127	(139.2)
Net Cash from Operations	6,249	15,392	(59.4)
Add : Equity issues	-	616	(100.0)
Short-term borrowings	-	-	-
Long-term borrowings	-		-
TOTAL SOURCES OF FUNDS	6,249	16,008	(61.0)
Less : Short-term debt service	-	-	-
Long-term debt service	7,492	1,365	100.0
Other interest expense	2,615	2,544	2.8
Total Debt Service	10,107	3,909	158.5
Unrecoverable purchased power	1,895	1,657	14.4
Capital expenditures	3,254	3,107	4.7
Preferred equity redemptions	49	311	(84.1)
Refund to customers	8	142	(94.4)
TOTAL USES OF FUNDS	15,313	9,127	67.8
NET DECREASE IN CASH	(9,064)	6,881	(231.7)
CASH BALANCE, END (September 30)	4,658	11,258	(58.6)

US SEC
File No. 82-3237



COMPARATIVE STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the nine months ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% Change
BALANCE, Beginning	**(1,312)**	**1,027**	(227.7)
Effect of implementation of PAS	-	(1,615)	(100.0)
	(1,312)	**(587)**	**123.4**
Add:			
Net Income (Loss)	596	(1,061)	156.1
Realized revaluation surplus	334	313	6.7
	(383)	(1,336)	(71.4)
Deduct:			
Appropriated retained earnings, beginning	200	200	-
Transfer from/(to)			
Unappropriated retained earnings	-	-	
BALANCE	(583)	(1,536)	(62.1)
Deduct:			
Cash dividends declared	-	-	-
Stock dividends declared	-	-	-
BALANCE, End	**(583)**	**(1,536)**	(62.1)

US SEC
File No. 82-3237

Manila Electric Company (MERALCO) has scheduled its 2006 3rd Quarter results on October 27, 2006 at 1:30 PM. This will be held at the:

Pasig Room, Lighthouse, 14th floor,
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591



YOU ARE INVITED TO A PRESENTATION ON THE 3rd Quarter 2006 OPERATING RESULTS

Friday, October 27, 2006
1:30 PM

at the
Pasig Room, Lighthouse, 14th floor,
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before October 26, 2006. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	



YOU ARE INVITED
TO A TELECONFERENCE PRESENTATION
ON THE 3rd Quarter 2006 OPERATING RESULTS

Friday, October 27, 2006
1:30 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until October 31, 2006

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before October 26, 2006. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
82-3237

CENTRAL RECEIVING UNIT
Received by
'06 OCT 26 A9:57

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 26, 2006*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,820,734*
Class "B"	*402,576,796*
Total	*1,006,397,530*

Amount of Debt Outstanding: *P115. 93 Billion (as of August 31, 2006)*

11. Item Number reported: Item 9 (Other Events)

Relative to our disclosure of October 25, 2006, we are submitting herewith an amendment regarding (Item No. 2) the scheduled "Invitation to the Presentation and a Teleconference Presentation on the 3rd Quarter 2006 Operating Results to be held on October 27, 2006, 1:30 p.m., at the Pasig room, Lighthouse, 14th Floor, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City", which was rescheduled to October 31, 2006 , 1:30 p.m., at the Basement Mini -Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: October 26, 2006

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

SEC
File No. 82-3237



MERALCO
Ortigas Avenue, Pasig City
0300 Philippines

26 October 2006

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company (Parent Company only) for the third quarter ended September 30, 2006.

We are furnishing you an advanced copy of the Parent Company's third quarter results as we intend to release these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-Q. We shall be filing separately the complete quarterly reports (SEC Form 17-Q) within 45 days after end of the quarter, i.e. on or before November 14, 2006.

Thank you.

Sincerely,



RAFAEL L. ANDRADA
First Vice President & Treasurer



DANIEL D. TAGAZA
Executive Vice-President & Chief Financial Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

Tel. No. (632) 631-2222 • (632) 16220

US SEC
File No. 82-3237



FINANCIAL HIGHLIGHTS

I. NET INCOME

The company realized a modest net income of P229 million for the 3rd quarter of 2006. Although it was a turnaround from a net loss of P479 million in the same period last year, compared to the 2nd quarter net income of P1.12 billion, this was a decrease of 79.5%. Year-to-date (YTD) cumulative earnings for 2006, on the other hand, reached P596 million, or a 156.1% improvement from a net loss of P1.06 billion in the same period in 2005.

In compliance to the principles of consistency and conservatism, the company continued to make provisions for probable losses related to the rate unbundling case still pending with the Supreme Court (SC). For the 3rd quarter ended September 30, 2006, total provisions was P1.59 billion while YTD provisions amounted to P4.62 billion, thereby reducing the Company's net income. Without the provisions, estimated net income for the 3rd quarter would have been P1.26 billion while YTD net income for the nine months of the year would have been P3.60 billion.

II. REVENUES

For the 3rd quarters ended September 30, 2006 and 2005, revenues grew by 1.9% year-on-year from P44.62 billion to P45.46 billion. The nine-month period likewise showed an increase in revenues by 5.7 % to P134.97 billion.

III. EXPENSES

The decrease in total expenses this quarter over the same period last year was at 0.5% from P45.50 billion to P45.28 billion. The nine-month figure registered a 4.0% increase to P134.33 billion. Major components of these expenses were purchased power, operations and maintenance and depreciation.

Purchased power cost increased by 1.5% to P40.10 billion in the 3rd quarter. In the nine-month period, the increase was 4.7% to P116.37 billion. The components were as follows:

- Recoverable purchased power cost (the cost up to the 9.5% system loss cap) - increased by 0.5% to P39.95 billion for the 3rd quarter and 4.5% to P114.46 billion for the nine-month period.
- Unrecoverable purchased power cost (system loss in excess of the cap) increased by 169.9% to P147 million this quarter. In a nine-month period, this increased by 14.4% to P1.89 billion this year.

Operations and maintenance expenses increased by 14.6% this quarter compared to the 3rd quarter of last year from P2.04 billion to P2.34 billion. Nine-month operations resulted to an increase of 18.6% from P6.0 billion in 2005 to P7.12 billion in 2006.

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No. 82-3237



Operating income before provision for probable losses for the 3rd quarter of 2006 compared with the same period last year increased 1.5% from P1.97 billion to almost P2.0 billion. This was due to the higher level of operating revenues and modest increase in purchased power cost of 0.5%. The nine-month period also revealed an increase in operating income before provision for probable losses of 7.1% to P9.81 billion.

Operating income before provision for probable losses can be derived by deducting from total revenues the purchased power costs up to the system loss cap, operations and maintenance, depreciation and amortization and taxes other than income tax.

IV. INCOME PER SHARE

As a result, Income per share for the 3rd quarter of the year (excluding depreciation on appraisal increase) increased by 12.8% to P0.121.

V. CAPITAL EXPENDITURES

Capital expenditures in the quarter increased by 3.38% over last year to P1.11 billion. As of September 30, 2006, total capital expenditures went up by 4.70% to P3.25 billion.

VI. FINANCIAL IMPACT OF TYPHOON "MILENYO"

For purposes of recording transactions, significant amount of damages brought about by Typhoon Milenyo and the cost of repairs and restoration were practically being taken up in the month of October since the typhoon occurred in the last few days of September. Nevertheless, as of October 17, 2006, our records showed partial accumulated charges relating to the said calamity for the amount of P116.31 million. Of this total, about 23% was charged to operations while 73% was charged to capital expenditures specifically relating to the restoration of electric facilities.

OPERATIONAL HIGHLIGHTS

I. GWH SALES and BILLING KW DEMAND

GWH sales slightly decreased 0.3% to 6,438 GWH in the 3rd quarter of this year compared to the same period in 2005. The slight decline could be attributed to shorter billing days for the period, the effect on sales of August 21 being declared a holiday this year, relatively cooler weather, and the effects of Typhoon Milenyo. Despite this, however, YTD overall GWH sales still managed to increase by 1% over the same period last year.

The Commercial segment continued to lead GWH sales growth, increasing by 3.4%, driven by growths in Retail Trade, Transport and Storage Services together with the Real Estate sub-segment.

Retail Trade growth was fueled by the continuing expansion of malls such as the SM Mall of Asia, SM Supercenter, and SM Sta. Rosa, which opened in the 2nd quarter. The MC Mall in



Pasig City and Pilipinas Makro in Mandaluyong City are retail outlets that were added into the grid in the 3rd quarter. In totality, 63 major malls were operating in the franchise area with total sales of 312 GWH or 12.8% of commercial sales in the 3rd quarter this year.

Transport and Storage Services on the other hand, sustained growths with the increase in grid consumption of the NAIA terminals, while the Real Estate upswing was maintained through the steady operations of Business Process Outsourcing (BPO) offices including call centers and IT-related businesses.

The Industrial segment registered a modest growth of 0.3% in the 3rd quarter, fueled by demand for manufactured products from the Electrical Machinery, Beverage, Leather Products, and Paper Products sub-segments. With rising fuel prices during the period, self-generating companies opted to avail of lower priced grid power. This cushioned the negative impact of One Day Power Sales (ODPS) Program's suspension from June 26 to July 16, 2006, as self-generating companies opted to avail of power from the grid, resulting to a 110% increase in the native or baseline Meralco consumption of ODPS customers. With the resumption of the ODPS in the middle of July, ODPS availment bounced back to normal levels enabling the Industrial segment to end the quarter with a positive growth.

Residential sales continued to pull down overall GWH sales, declining 4.4% in the 3rd quarter of the year. This was due to cooler weather, energy conservation efforts of this segment in response to fuel price increases, and the effects of franchise-wide power interruption caused by Typhoon Milenyo.

YTD GWH sales growth was led by the commercial segment, improving 3.6%, followed by the industrial segment at 2.2%. Sales from the residential segment, however, declined by 2.7%.

Overall Billing KW Demand increased by 2.1% in the 3rd quarter of 2006 while YTD Billing KW Demand increased 2.6%.

II. AVERAGE RETAIL RATE

The average retail rate for September 2006 rose 6.3% to P7.75/KWH from P7.29/KWH in the same period in 2005. On a per customer class basis, the comparative figures were as follows:

US SEC
File No. 82-3237



Customer Class	September 2005 Average Rate (P/KWH)	September 2006 Average Rate (P/KWH)
Residential	7.68	8.54
Lifeline	5.06	5.76
Non-lifeline	8.06	8.97
Commercial	7.50	7.82
GS, Small and Medium	7.97	8.48
Large	7.29	7.52
Very Large	6.85	6.98
Industrial	6.56	6.71
Small and Medium	7.51	8.08
Large	6.78	6.95
Very Large	6.51	6.54
Extra Large	6.37	5.99
TOTAL	**7.29**	**7.75**

The increase was largely due to the implementation of the 12% VAT Rate starting February 2006 and the rise in transmission costs as a result of the increase in TRANSCO's Power Delivery Service charges.

Retail rates could have been higher if not for the final Supreme Court decision on our 2nd GRAM on August 12, 2006, which among others, disallows automatic rate adjustments. In compliance with this decision, generation charges to be recovered from customers have been pegged at their August 2006 level of P4.43/kWh until new generation rates are approved by the ERC.

Generation costs increased due to an upward movement in WESM prices. Two rate applications to the ERC to update the generation charge for September and October 2006 were filed on September 26 and October 20, respectively. Generation charges could have increased already to P4.71/kWh in September and P5.73/kWh in October.

However, mitigating the impact of increased taxes and transmission charges were the higher dispatch of Meralco IPPs in the 3rd quarter and the completion of the 3-year recovery period to collect deferred PPA of P0.1002/kWh in the 2nd and 3rd quarters.

III. PURCHASED POWER COSTS

Since the commercial operations of the WESM on June 23, 2006, the dispatch levels of Meralco IPPs (First Gas- San Lorenzo, First Gas- Sta. Rita, Quezon Power) had improved considerably from an average of 73% in the supply month of June (pre-WESM) to 87% in September. This improvement in capacity factor resulted in a lower unit generation cost of these plants, from an average of P4.52/KWH in July to P4.34/KWH in September. In the 3rd quarter this year, IPP dispatch was 86.51% compared to 77.66% in the same period last year.

SEC



On the other hand, the unit cost of purchased power from the WESM rose to an average of P8.40/KWH in September from a low of P5.20/KWH in its 1st month of operation.

Furthermore, transmission costs of IPPs as of September 2006 continued to be lower (P0.60/KWH) than those from power sourced from WESM (P1.29/KWH). Lower generation and transmission charges combined resulted in a lower purchased power cost for the IPPs from P5.15/KWH in July to P4.94/KWH in September.

Since the commercial operation of the WESM, all generation companies had to schedule their generation or bid via the WESM to be dispatched including IPPs having bilateral contracts with Meralco.

The market dispatch mechanism prioritizing power plants with the lowest generation offers is the reason for such improvement in the Meralco IPP dispatch. The criteria for determining power supply profile for the entire Luzon grid has changed from a cost-based merit order to a bidding system where both price and volume are offered by generation participants. These IPPs bid zero to ensure dispatch since they are paid the contractual amounts regardless of the WESM clearing price.

IV. SYSTEM LOSS

For the 3rd quarter of 2006, the recorded system loss was higher by 0.93 percentage points to 9.84% from last year's 3rd quarter system loss of 8.92%.

The apparent deterioration in the 3rd Quarter 2006 system loss was mainly attributable to the increase in the consumption at the latter part of the bulk energy billing cycle, which was not reflected in the retail sales since most meters have been read by that time. Sales, however, will be captured during the next billing period. Thus, we expect a correction of the pattern by the 4th quarter.

Despite the "deterioration" in the 3rd quarter, the 12-month moving average system loss ending September 2006 still managed to improve by 0.03 percentage points to 10.29% from 10.32% in 2005.

In a related development, the signing of the Rules and Regulations Implementing the Memorandum of Agreement between MERALCO and the DILG on providing electric service, eliminating pilferage of electricity, and ensuring public safety, was jointly signed by Mr. Ricardo V. Buencamino (Senior Vice President and Head, Networks) representing MERALCO and Mr. Marius P. Corpus (DILG Undersecretary), representing the DILG, last September 8, 2006.

V. SYSTEM RELIABILITY

The course of system reliability and availability in the third quarter was charted by a single and powerful act of nature--Typhoon Milenyo-- whose maximum sustained winds of 190 kph (based on the Saffir-Simpson Tropical Cyclone Scale used by the US Navy-AF

US SEC
File No. 82-3237



Typhoon Warning Center) passed directly on Meralco's southern franchise area, including Metro Manila, on September 28, 2006.

As a result, system reliability, in terms of Interruption Frequency Rate (IFR) deteriorated by 94.06% from 2.83 times in the 3rd quarter of 2005 to 5.51 times for the same period this year. Forced into a Luzon system-wide blackout on the day Typhoon Milenyo hit the franchise area, system availability, as measured by Cumulative Interruption Time (CIT), was naturally affected, waning to 32.74 hours in the 3rd quarter from 2.69 hours in the same period last year.

On a YTD September 2006 basis, system reliability deteriorated by 33.17% from 8.38 times in 2005 to 11.16 times for the same period this year. On the other hand, system availability deteriorated by 452.85% from 7.05 hours in 2005 to 38.99 hours for the same period this year.

Meralco was, however, up to the modern challenges of restoring electric service at the soonest possible time though many of the circumstances facing it have never been equaled in experiences with previous typhoons.

With Typhoon Milenyo downing hundreds of trees, including those well-entrenched and standing below concrete pavements, as well as a multitude of billboards, around 845 crews, manned by over 2,300 personnel were immediately dispatched, including those of partner and neighboring distribution utilities, and worked round the clock to restore service (repairing over 1,700 damaged or leaning poles and over 1,400 wiredown incidents) to the now over 4.3 million customers spread in 9,337 square km of franchise area.

Despite the magnitude of the effects of the typhoon, power to 95% of all 739 Meralco circuits were restored after five days and all circuits were energized (660 distribution and 79 sub-transmission) on October 7, 2006 with only some isolated pockets still out due to local troubles.

Without Typhoon Milenyo, IFR and CIT would have been 3.78 times and 2.76 hours, respectively in the 3rd quarter of this year while YTD September 2006 figures, on the other hand, would have been 8.72 times and 6.88 hours, respectively.

On more Meralco-controlled causes, IFR and CIT attributable to pre-arranged interruptions improved by 16% and 34% respectively in the 3rd quarter.

REGULATORY UPDATES

Regulatory highlights for the 3rd quarter 2006 were:

- Last September 1, 2006, Meralco filed its first rate application under the Energy Regulatory Commission's (ERC's) performance-based regulation (PBR). Meralco is one of the three investor-owned distribution utilities to begin the shift to PBR, the others being Cagayan Electric Power and Light Company (CEPALCO) and Dagupan Electric Corporation (DECORP). The ERC is planning on releasing its final determination on Meralco's application by May 31, 2007, so that PBR-based tariffs will be in place by July 2007.

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: . 32-3237



- Meanwhile, hearings are on-going on Meralco's 14.76-c/kWh rate petition, the company's last under the prevailing Return on Rate Base (RORB) regime. Meralco already completed the presentation and cross-examination of its witnesses last August 16, 2006.

- Last August 12, 2006, the Supreme Court denied separate motions filed by ERC and Meralco, asking for the reconsideration of a February 2006 Decision that set aside and declared void the ERC's Order on Meralco's second GRAM filing of June 2003.

    - In its rulings, the Court also said that compliance with the due process requirements of Rule 3, Sec.4e of EPIRA's Implementing Rules and Regulations (IRR) is mandatory for any change in the retail rate to end-users. Thus, last September 1, 2006, the ERC directed Meralco to submit a proposal for refunding amounts collected under the second GRAM filing that was voided by the High Court.
    - In its proposal, Meralco indicated that the amount to be refunded is about P827 million, to be returned to customers in three equal monthly installments. The company also said that, given the preparatory activities required, the earliest that the proposed refund may be implemented is January 2007.

For further questions:
Meralco Investor Relations
Tel. Nos. (632) 16222450, (632) 6328323

US SEC
File No. 82-3237



COMPARISON OF KILOWATT-HOUR SALES

For the quarters ended September 30, 2006 and 2005
(In million kWh)

Customer Class	2006	2005	% Change
Residential	2,121.67	2,220.20	(4.4)
Commercial	2,444.18	2,371.56	3.1
Industrial	1,837.09	1,832.50	0.3
Streetlights	35.55	35.53	0.1
TOTAL	6,438.49	6,459.79	(0.3)

COMPARISON OF KILOWATT-HOUR SALES

Foir the nine months ended September 30, 2006 and 2005
(In million kWh)

Customer Class	2006	2005	% Change
Residential	6,312.32	6,484.87	(2.7)
Commercial	7,016.78	6,770.87	3.6
Industrial	5,327.91	5,214.78	2.2
Streetlights	105.84	106.12	(0.3)
TOTAL	18,762.84	18,576.65	1.0

US SEC
File No. 82-3237

Manila Electric Company

3rd Quarter 2006 & 9-Months Financial and Operating Results (Parent only)



COMPARATIVE STATEMENTS OF INCOME

For the quarters ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% Change
REVENUES	45,463	44,621	1.9
EXPENSES (INCOME)			
Purchased power	40,095	39,522	1.5
Operations and maintenance	2,342	2,044	14.6
Provision for probable losses	1,591	1,630	(2.4)
Depreciation and amortization	1,039	857	21.3
Interest and other financial charges - net	478	1,448	(67.0)
CERA II revenues	(353)	(462)	(23.5)
Foreign exchange losses - net	353	462	(23.5)
Interest and other financial income	(582)	(223)	161.0
Present value impact on customers' refund	126	144	(12.4)
Provision for probable losses on disallowed receivables	53	59	(9.1)
Taxes other than income tax	138	22	534.0
	45,279	45,502	(0.5)
INCOME BEFORE INCOME TAX	184	(881)	120.9
Provision for (benefit from) income tax	(45)	(402)	(88.7)
NET INCOME (LOSS)	229	(479)	147.8

COMPARATIVE STATEMENTS OF INCOME

For the nine months ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% Change
REVENUES	134,969	127,685	5.7
EXPENSES (INCOME)			
Purchased power	116,371	111,167	4.7
Operations and maintenance	7,123	6,004	18.6
Provision for probable losses	4,621	4,690	(1.5)
Depreciation and amortization	3,197	2,850	12.2
Interest and other financial charges - net	2,699	3,491	(22.7)
CERA II revenues	(1,356)	(1,289)	5.2
Foreign exchange losses - net	1,356	1,289	5.2
Interest and other financial income	(1,092)	(423)	158.1
Present value impact on customers' refund	882	1,007	(12.4)
Provision for probable losses on disallowed receivables	163	177	(7.9)
Taxes other than income tax	369	170	117.5
	134,332	129,132	4.0
INCOME (LOSS) BEFORE INCOME TAX	636	(1,447)	144.0
Provision for (benefit from) income tax	41	(385)	110.5
NET INCOME (LOSS)	596	(1,061)	156.1

US SEC
File No. 82-3237



COMPARATIVE BALANCE SHEETS

As of September 30, 2006 and 2005
(Amounts in Million Pesos)

ASSETS	2006	2005	% Change
Noncurrent Assets			
Utility Plant and others-net	92,283	93,918	(1.7)
Investments in subsidiaries, associates and joint ventures	1,114	966	15.3
Investment properties	839	348	140.9
Deferred pass-through fuel costs	7,521	11,133	(32.4)
Other noncurrent assets	11,148	10,582	5.4
Total Noncurrent Assets	**112,906**	**116,948**	(3.5)
Current Assets			
Cash and cash equivalents	4,658	11,258	(58.6)
Trade and other receivables	29,570	24,729	19.6
Inventories	1,278	1,226	4.2
Other current assets	6,204	604	927.5
Total Current Assets	**41,711**	**37,817**	10.3
TOTAL ASSETS	154,617	154,765	(0.1)

STOCKHOLDERS' EQUITY AND LIABILITIES

	2006	2005	% Change
Stockholders' Equity	**33,273**	**32,347**	2.9
Noncurrent Liabilities			
Interest-bearing loans and other borrowings - net of current portion	10,843	20,820	(47.9)
Deferred income tax liabilities	2,107	6,163	(65.8)
Customers' deposits	18,600	17,817	4.4
Provisions	21,710	15,003	44.7
Customers' refund - net of current portion	12,785	13,389	(4.5)
Liability arising from deferred pass-through fuel costs - net of current portion	3,897	9,586	(59.3)
Other noncurrent liabilities	423	1,268	(66.6)
Total Noncurrent Liabilities	**70,366**	**84,046**	(16.3)
Current Liabilities			
Trade and other payables	37,688	26,575	41.8
Customers' refund - current portion	1,982	4,638	(57.3)
Interest-bearing loans and other borrowings - current portion	3,003	2,668	12.5
Income tax payable	1,697	1,117	51.9
Other current liabilities	6,610	3,373	
Total Current Liabilities	**50,979**	**38,372**	32.9
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	154,617	154,765	(0.1)

US SEC
File No. 82-3237

Manila Electric Company

3rd Quarter 2006 & 9-Months Financial and Operating Results (Parent only)



COMPARATIVE CASH FLOW STATEMENTS

For the quarters ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% change
CASH BALANCE, BEGINNING (July 1)	8,403	7,117	18.1
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating and other income	1,033	105	880.0
Depreciation and amortization	1,039	857	21.3
Increase (decrease) in other assets and liabilities	(1,685)	4,277	(139.4)
Net Cash from Operations	387	5,239	(92.6)
Add : Equity Issues	-	42	(100.0)
Short-term borrowings	-	-	-
Long-term borrowings	-		-
TOTAL SOURCES OF FUNDS	387	5,281	(92.7)
Less : Short-term debt service	-	-	-
Long-term debt service	2,751	301	100.0
Other interest expense	114	(22)	610.1
Total Debt Service	2,866	278	929.4
Unrecoverable purchased power	147	(211)	169.9
Capital expenditures	1,108	1,072	3.4
Preferred equity redemptions	10	(40)	126.3
Refund to customers	-	40	(100.0)
TOTAL USES OF FUNDS	4,131	1,139	262.6
NET DECREASE IN CASH	(3,744)	4,141	(190.4)
CASH BALANCE, END (September 30)	4,658	11,258	(58.6)

COMPARATIVE CASH FLOW STATEMENTS

For the nine months ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% change
CASH BALANCE, BEGINNING (January 1)	13,722	4,377	213.5
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating and other income	6,236	4,416	41.2
Depreciation and amortization	3,197	2,850	12.2
Increase (decrease) in other assets and liabilities	(3,183)	8,127	(139.2)
Net Cash from Operations	6,249	15,392	(59.4)
Add : Equity issues	-	616	(100.0)
Short-term borrowings	-	-	-
Long-term borrowings	-		-
TOTAL SOURCES OF FUNDS	6,249	16,008	(61.0)
Less : Short-term debt service	-	-	-
Long-term debt service	7,492	1,365	100.0
Other interest expense	2,615	2,544	2.8
Total Debt Service	10,107	3,909	158.5
Unrecoverable purchased power	1,895	1,657	14.4
Capital expenditures	3,254	3,107	4.7
Preferred equity redemptions	49	311	(84.1)
Refund to customers	8	142	(94.4)
TOTAL USES OF FUNDS	15,313	9,127	67.8
NET DECREASE IN CASH	(9,064)	6,881	(231.7)
CASH BALANCE, END (September 30)	4,658	11,258	(58.6)



COMPARATIVE STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the nine months ended September 30, 2006 and 2005

(Amounts in Million Pesos)

	2006	2005	% Change
BALANCE, Beginning	**(1,312)**	**1,027**	**(227.7)**
Effect of implementation of PAS	-	(1,615)	(100.0)
	(1,312)	**(587)**	123.4
Add:			
Net Income (Loss)	596	(1,061)	156.1
Realized revaluation surplus	334	313	6.7
	(383)	(1,336)	(71.4)
Deduct:			
Appropriated retained earnings, beginning	200	200	-
Transfer from/(to)			
Unappropriated retained earnings	-	-	
BALANCE	(583)	(1,536)	(62.1)
Deduct:			
Cash dividends declared	-	-	-
Stock dividends declared	-	-	-
BALANCE, End	(583)	(1,536)	(62.1)

S SEC
No. 32-3237

Manila Electric Company (MERALCO) has scheduled its 2006 3rd Quarter results on October 31, 2006 at 1:30 PM. This will be held at the:

Basement Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

US SEC
File No. 82-3237



YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 3rd Quarter 2006 OPERATING RESULTS

Tuesday, October 31, 2006
1:30 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until November 2, 2006

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before October 27, 2006. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237



YOU ARE INVITED
TO A PRESENTATION
ON THE 3rd Quarter 2006 OPERATING RESULTS

Tuesday, October 31, 2006
1:30 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before October 27, 2006. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

SEC FORM 17 – Q
(Quarterly Report)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the quarterly period ended September 30, 2005]
(Form Type)

PW-102
(S. E. C. Registration No.)

SEC
File No. 82-3237
CENTRAL RECEIVING

2005 NOV 15 PM 2 0

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended: *September 30, 2005*
2. Commission identification number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Exact name of issuer as specified in its charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of issuer's principal office: *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. Issuer's Telephone Numbers including area code: *16220*
9. Former name, former address and former fiscal year, if changed since last report: *N/A*
10. Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,368,337*
Class "B"	-	*402,941,864*
Total	-	*1,007,310,201*

Amount of Debt outstanding: *P123.01 Billion (as of August 31, 2005)*

11. Are any or all of these securities listed on a Stock Exchange?

Yes [x] No [ ]

12. If yes, the name of such Stock Exchange and the class/es of securities:

Philippine Stock Exchange *Class A and B*

13. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2005 Third Quarter Financial Statements are hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2005 Third Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

US SEC
File No. 82-3237

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer



DANIEL D. TAGAZA
Executive Vice President, Comptroller and Chief Finance Officer

Date: November 3, 2005

cc *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Three Months Ended September 30, 2005

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 56.01 pesos to the dollar at September 30, 2005, as compared to 55.90 pesos to the dollar at September 30, 2004.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission (ERC) regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately

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25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**

   Net profit margin shall be used to measure the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

   Net profit margin shall be calculated as the ratio of the Net Profits after Taxes to Sales.

	(Amounts in millions)	
	3rd Qtr '05	3rd Qtr '04
Net Profit(Loss) after taxes and minority interest	(317)	832
Sales (Revenues)	45,529	37,518
Ratio	(0.70%)	2.22%

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The Parent Company incurred a net loss for the quarter ended September 30, 2005 amounting (₱317) million, compared to a ₱832 million net income in the same period in 2004. The significant decrease was mainly due to the provision for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court.

2. Return on Assets (ROA)

Return on Assets (ROA) to measure the overall effectiveness of the distribution utility in generating profits with its available assets.

Return on Assets (ROA) shall be calculated as the ratio of Net Profits after Taxes to Average Total Capital.

	(Amounts in millions)	
	3rd Qtr'05	**3rd Qtr'04**
Net Profit(Loss) after taxes and minority interest	(317)	832
Average Total Assets	164,611	157,975
Ratio	**(0.19%)**	**0.53%**

	Sep '05	**Sep'04**	**Sep'03**
Total Assets	**172,560**	**156,662**	**159,288**
Average	**164,611**	**157,975**	

The net loss incurred by the Company for the quarter ended September 30, 2005 has made the Return on Assets decreased to (0.19%) in 2005 as against 0.53% in 2004.

Efficiency Ratio

3. Sales to Assets Ratio

	(Amounts in millions)	
	3rd Qtr'05	**3rd Qtr'04**
Sales (Revenues)	45,529	37,518
Average Total Assets	164,611	157,975
Ratio	**0.28**	**0.24**

The Sales-to-Assets Ratio shall measure the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of Sales to Average Total Assets. The

Average Total Assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficiently the assets of the distribution utility have been used.

Sales to Assets Ratio for the 3rd quarter of 2005, is slightly higher over the same period of last year, from 0.24 in 2004 to 0.28 in 2005 due mainly to increase in volume sales.

Liquidity Ratio

4. Quick Ratio

Quick Ratio shall be used to measure the safety margin for the payment of current debt of the distribution utility if there is shrinkage in the value of cash and receivables. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in millions)	
	3rd Qtr'05	3rd Qtr'04
Cash and cash equiv. + Receivables	41,708	29,564
Current Liabilities	34,972	42,954
Ratio	1.19	0.69
Summary of accounts:		
Cash and cash equivalents	11,998	5,944
Receivables-net	29,710	23,620
Total	41,708	29,564
Current Liabilities:		
Notes payable	388	5,277
Accounts payable & others	26,836	22,995
Customers' refund – current	4,638	3,269
Long-term debt – current	1,967	9,240
Income tax payable	1,143	2,173
Total	34,972	42,954

The Company's quick ratio for the quarter improved from 0.69:1 in 2004 to 1.19:1 this year, brought about by lower level of long-term debt – current portion and the refinancing of short-term loans late last year.

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Leverage Ratio

5. **Debt Ratio**

Debt ratio is used to measure the degree of indebtedness of the distribution utility and the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio shall be used as a measure of financial leverage for the distribution utility, and is calculated as the ratio of the Total Long Term Debt to Total Long-term Capital.

	(Amounts in millions)	
	3rd Qtr'05	**3rd Qtr'04**
Total Long-term Debt plus Equity	61,605	70,548
Total Long-term Capital (Equity)	38,153	49,155
Debt Ratio	**1.61**	**1.44**

The total long-term debt shall include long-term debt and the value of leases.

Long-term debt – net of current portion	21,485	12,153
Current portion of long-term debt	1,967	9,240
Total	23,452	21,393

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	38,153	49,155
Total Long-term debt plus equity	**61,605**	**70,548**

Debt ratio increased due to the refinancing of the Company's unsecured loans consummated last November 2004, from 1.44 in September 2004 to 1.61 in September 2005.

(i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the Company's financial condition and results of operations are:

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- ξ Regulated Rates and Cost Recoveries
- ξ Volume Sales
- ξ Electricity Supply
- ξ Philippine Economic Conditions
- ξ Exchange Rates
- ξ Industry Restructuring.

Regulated Rates and Cost Recoveries

The Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Company's rates are set (with the approval of the ERC) to permit it to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on its Return On Rate Base (RORB). The Company's rate structure also permits it to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's (SC) final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Company's net utility plant in service at the end of the relevant period plus one-sixth of the Company's annual operation and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of Energy Regulatory Board (ERB) and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the ERB) has approved six increases in the Company's basic rates since 1981 and the most recent increase was granted in May 2003. Historically, the Company's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%, as determined by the

ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of P0.0929 per kWh starting February 1, 2005 until January 2007.

The Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2004, the company's system loss was 1.6% over the 9.5% cap on recoverable system loss. The Company estimates that, based on its 2004 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the Company's actual system loss exceeds the cap.

Deferred PPA and Ruling on the Company's Final GRAM Filing

On May 29, 2003, the ERC issued an Order authorizing the Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kWh as deferred PPA recovery. This additional ₱ 0.0127 per kWh, together with the ₱0.0875 per kWh collection which started in the billing month of April 2003, brings to ₱0.1002 per kWh the total deferred PPA recovery that will be incorporated in the generation charge component of the customers' bills.

On September 20, 2004, ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to

₱1,342 million. Last September 2004, ERC ruled on remaining pending deferred PPA issue of QPPL's transmission line fees. Currently, the Company is collecting ₱0.1328 per kWh towards addressing any remaining liability accounts under the PPA, to wit:

Ruling on	Deferred PPA Collection
March 2003 Order	₱0.0875
Mandated rate reduction issue	0.0246
QPPL transmission line fee	0.0207
Total	**₱0.1328**

Last December 13, 2004, the Company filed its last GRAM application following the ERC's promulgation of its automatic monthly adjustment mechanism. On January 27, 2005, ERC approved the Company's application and thereby allowed to recover Deferred Accounting Adjustment totaling ₱5.1 billion from its customers over a 24-month period from February 2005 to January 2007 which is equivalent to ₱0.0929 per kWh and reflected as part of the generation charge bill component.

Volume Sales

Meralco primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is generally positively correlated with the level of economic growth of the Philippines. Meralco experienced sales volume growth at a compound annual growth rate of 3.8% from 2000 to 2004. With the 2004 GDP growth of 4.4%, the Company's sales volume in 2004 increased by 3.5% from 2003, with sales volume of 24,660 gWh in 2004 compared to 23,834 gWh in 2003. This growth was primarily due to more robust commercial and residential sales. For the five-year period from 2000 through 2004, residential and commercial sectors recorded compound annual growth rates of 3.7% and 4.5%, respectively. Growth in the industrial sector registered a compound annual growth rate of 3.2% for the same period.

Calendar-year-to date energy sales for 2005 remained flat, with the Parent Company's total kilowatt-hour sales volume reaching 18,576.6 million kWh or a mere 0.9% increase against the same period last year.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and it expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2004, the Company purchased approximately 59.2% of its requirements from NPC, up from 58.7% for the full year in 2003 and down by 64.7% for the full year in 2002. Meralco's 10-year power purchase agreement with NPC expired in December 2004. This allows the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale

Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the Company will be able to tap. However, the Company expects that it will be necessary to continue to source a substantial portion of its power from NPC and its successors.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the price of electricity. Since Meralco's franchise area has historically accounted for approximately 50% of the Philippines' GDP, the Company believes that improvement in economic growth may bring growth in demand for electricity and hence demand for Meralco's services. From 1998 through 2004, the Philippine GDP grew at a compound annual rate of approximately 4.4%, compared to 4.5% during the period from 1993 to 1997. Peak demand on the Company's system grew at a compound annual rate of 3.5% during the period from 1998 to 2004 and 8.2% during the period from 1993 to 1997.

Based on publicly available information, the company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower power prices for the Company could also help reduce current incentives to industrial users to engage in self-generation.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of September 30, 2005, approximately 83.9% of the principal amount of the Company's indebtedness, most of its capital expenditures, a substantial portion of its power purchase costs and interest expense and a small portion of the Company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from an average of ₱45.50 : US$1.00 on September 30, 2000, to ₱56.01 : US$1.00 as of September 30, 2005.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in its foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However,

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increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;

- ξ The privatization of NPC's power generating assets;
- ξ The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- ξ The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- ξ Freedom of consumers to choose electricity suppliers;
- ξ The implementation of the wholesale electricity spot market, or WESM; and
- ξ Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

Application for Time-Of-Use Rates filed with ERC

On August 10, 2005, the Parent Company filed with the Energy Regulatory Commission (ERC) the Application for the Approval of its proposed Time-Of-Use (TOU) retail rates to end-users.

As part of the pre-filing requirements, the Parent Company submitted for publication the entire Application and its annexes in a national newspaper of general circulation (Malaya, Aug. 10, 2005 issue). The application complied with the April 13, 2005 ERC decision which directed distribution utilities (DUs) to file their proposed TOU retail rates within the prescribed period. In the case of Meralco, the deadline was set within three months from effectivity of the decision, or until July 26, 2005. The Aug. 10 filing followed Meralco's request for a 15-day extension to submit the application.

In the April 13 ERC decision, the Commission directed the mandatory implementation of the TOU pricing by National Power Corporation (NPC) in all DUs in the country. In an earlier decision, the new pricing mechanism had been authorized for implementation by NPC to its customers as early as the October 2004 billing cycle but only on an optional basis. The TOU electricity pricing scheme will not boost or improve Meralco's finances as cost of generation is a complete pass-through for distribution utilities. It is a revenue neutral and will not result in any additional income for the Parent Company.

DILG, Meralco Ink Accord Vs. Pilferage

The Parent Company finds a strong ally in its drive vs. pilferage of electricity as it seals a Memorandum of Agreement (MOA) with the Department of Interior and Local Government (DILG) on August 10. The MOA attempts to

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eliminate pilferage of electricity and to facilitate the legalization of illegal service connections.

Meralco Chairman and CEO Manuel Lopez and DILG Secretary Angelo Reyes signed the agreement, where the DILG will help in the information drive against pilferage of electricity. It will also assist in the apprehension of persons involved in electricity theft. The Parent Company, for its part, will conduct an information dissemination campaign for Republic Act No. 7832 (Anti-Pilferage of Electricity and Theft of Electric Power Transmission Lines/Materials Act of 1994).

A series of seminars, workshops, consultations, briefings or consultation meetings between local government units, the Philippine National Police (PNP), Bureau of Fire Protection (BFP) and barangay officials will comprise the campaign. Meralco will also facilitate the legalization of illegal service connections.

Customer Refund

Following SC decision in 2003 alleging that the Company had overcharged customers over the period February 1994 to May 2003, Meralco was ordered to refund customers amounting to ₱30.3 billion. The refund schedule for Meralco was split into four phases, of which the first three have been completed, totaling ₱11.6 billion.

On July 2005, the Energy Regulatory Commission (ERC) approved the refund proposals for Phase IV. Phase IV is divided into two phases. Phase IVA covers small commercial and industrial customers, flat streetlights including government hospitals and metered streetlights with contracted demand lower than 40 kilowatts (kW). The approved refund period is from July 2005 to December 2006 – a duration of 18 months. Phase IVB on the other hand covers medium, large, very large and extra large commercial and industrial customers including government hospitals and metered streetlights with contracted demand of 40 kW or higher. The approved refund period under Phase IVB will be from October 2005 to December 2010 – a duration of 63 months.

The Parent Company has formally communicated with Bureau of Internal Revenue (BIR) officer-in-charge Atty. Jose Mario Bunag to facilitate the release of the Revenue Memorandum Order (RMO) that will spell out the BIR's implementing guidelines on the withholding tax for customers under Phase IV refund program. Once the Parent Company has incorporated the RMO guidelines in the refund process, it can start releasing letters to its customers in August for Phase IV-A and in September for Phase IV-B. Some pre-processing activities are necessary, but should the actual implementation be delayed, the Company assures that the refund is retroactive to July 2005 for those belonging to Phase IVA.

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On September 12, 2005, the Parent Company obtained a copy of BIR Revenue Memorandum Order (RMO) No. 22-2005. The RMO prescribes the procedures for the implementation of Revenue Regulation (RR) No. 8-2005 which imposes a creditable income tax on the refunds of Phase IV customers and assigns the Parent Company as the withholding agent of the said tax. The RMO also requires the submission of certain documentary requirements, such as the customer's Certificate of Registration (COR), for non-government customers of Meralco.

The Company will be writing Phase IV customers within October 2005 to inform them of BIR's requirements and apprise them of their refund options. Refund amount on the first month of the refund implementation will cover refunds starting July 2005. For Phase IVB active customers, the refund will be retroactive to October 2005.

Distribution Wheeling Rate Guidelines (DWRG)

ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution utilities are given the choice of when to enter, but once in, must stay with the Performance Based Rates (PBR). Last January 14, 2005, the Company wrote ERC of its intention to join Group A2, which will implement Performance Based Rates (PBR) by July 1, 2007. To comply with DWRG guidelines, on May 31, 2005, the Parent Company filed for an average rate adjustment of 14.76 centavos per kilowatthour before the ERC, 1.2 centavos higher than the 13.58-centavo per kWh increase the power firm applied for in October 2003. The 2003 application was recently withdrawn by the Parent Company at the ERC. So far, five hearings have been conducted, aside from a pre-hearing conference and a "Consumers' Hour.

Magna Carta for Residential Electricity Customers

ERC approved Magna Carta for residential customers in June 17, 2004. This took effect on July 19, 2004. Implementing Guidelines subsequently released and took effect on November 26, 2004. In consonance with the guidelines, refund of meter deposits of residential customers shall start in 2006 which is estimated at ₱1.3 billion, including accrued interest.

On the other hand, refund of service deposits is applicable only to those who have established a 3-year good payment record starting the effectivity of the Magna Carta or earliest in 2007. This is estimated at ₱2.9 billion including accrued interest.

Credit Ratings Upgrade to B- by Standard & Poors (S&P)

On February 8, 2005, S&P upgraded the Parent Company's credit rating to B- from CC. The upgrade followed the refinancing exercise completed by

Meralco in December 2004 and reflected its improving credit – the successful refinancing exercise alleviated its short-term liquidity concerns and lengthened its debt maturity profile. In light of the Parent Company's cash flow projections, a consortium of onshore banks had agreed to term out the short term debt for as long as 7 years.

The upgrade was further rationalized by S&P with reference to the Company's "dominant position as the largest electricity distributor in the Philippines" and there being "no alternative electricity suppliers in the Metro Manila region." Concurrent with the upgrade, Meralco also cured all historical defaults and technical breaches relating to its debt covenants.

Enactment of Republic Act 9337 (EVAT Law)

On October 19, 2005 Supreme Court lifted Temporary Restraining Order (TRO) against EVAT Law's implementation it issued on July 1, 2005. EVAT on power will take effect starting November 1, 2005 and will reflect on customers' bill starting December 2005. According to Revised Revenue Regulations of the BIR, the 70% cap on input VAT that may be claimed against output VAT will apply only when the input VAT exceeds the output VAT, otherwise, all input VAT may be credited against output VAT. The law initially imposes a 10% VAT rate on the power industry, but at the same time removes the two percent national franchise tax on distribution utilities. The Company emphasized that the VAT is revenue neutral and that all VAT collections will accrue to the government and is therefore only a pass-through charge.

Results of Operations

Three Months Ended September 30, 2005 compared to Three Months Ended September 30, 2004

Parent Company

I. MAJOR REVENUE STREAMS

A. GWH SALES AND BILLING KW DEMAND

The third quarter GWH sales for 2005 increased by 1.06% to 6,460 gWh compared to the same period last year, outpacing the 0.75% growth registered in the first half of the year.

The commercial segment continued to lead the growth in gWh sales, increasingly by 4.21% to 2,372 gWh in the 3rd quarter. Commercial sales was driven by the

Real Estate and Transport Services Sectors which expanded by 23.9% and 14.3% respectively over the same quarter last year.

Sales of the Real Estate Sector, which comprise office buildings housing the booming call center business heightened with the opening of new call centers and other business process outsourcing establishments over the past months.

The Transport Services Sector's growth was brought about by the continued increase in the operations of the LRT1/LRT2 and MRT. Since January this year, all coaches of the LRT1 (Taft route) have been fully air-conditioned, encouraging the increase in ridership compared to the same quarter last year. The incessant rise in oil prices was also contributory to the expansion as the public opted to use mass transport systems. In response to this and the government's call to conserve fuel, the LRT/MRT employed additional train runs to accommodate the increase in ridership. In addition, the full operation of the LRT2 (Aurora Blvd. Route) played a key factor to this sector's growth.

On the other hand, the sales of the industrial segment declined by 1.06% to 1,833 gWh. The contraction was attributed to the reduction in the number of small to medium-sized industrial customers and the economic slump by the Wood Products, Textile Industries, and the Chemical Products Manufacturing by 21.5%, 15.1%, and 11.8%, respectively. However, strong sales growths of the Basic Metal, Transport Manufacturing and Electrical Machinery Industries, which rose by 11.6%, 9.0%, and 6.8% respectively, mitigated the overall slowdown in the industrial segment. The re-opening and the upgraded furnaces of the two major smelting plants, Midland Steel and Capasco, the 13% increase in motor vehicle sales (comparing Jan-Aug 2005 to Jan-Aug 2004), and the continued robust demand in the Semicon Industry accounted for the growth of these three resilient industries, respectively.

The decline in industrial sales was also tempered by the significant rise of 11.83% in One Day Power Sales (ODPS) in this quarter where large self-generating industrial customers opted to get power from the grid at lower prices. The Cement, Electrical Machinery, and Paper Manufacturing Industries led the ODPS availments in the period, accounting for 67.8% of the total.

Residential Sales was nearly flat, dipping of 0.43% in the 3rd quarter to 2,220 gWh, although this further reduced its first half deficit of (2.4%) to (1.73%) as of the end of September 2005. Customers particularly those belonging to the DE Segment (those having an average monthly consumption of between 1-150 kWh) continued to register an increase of 7.6% in the period. On the other hand, sales from the Broad C Segment (consuming between 151-800 kWh) and AB Segments (above 800 kWh) declined. Lower humidity, coupled with higher electricity and commodity prices, contributed to the reduction in residential sales, resulting to a migration of customers from the higher segments to lower consumption brackets.

Like gWh sales, overall Billing KW Demand posted an increase in the quarter, rising by 1.88% to 12,207 KW over the 3rd quarter of 2004. The main industries driving billing kW demand were the Retail Trade in the Commercial Segment and Electrical Machinery in the Industrial Segment, which posted 7.3% and 5.1% growths, respectively.

COMPARISON OF KWH SALES
For the Quarters Ended September 30, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	2,220.19	2,229.74	(0.4)
Commercial	2,371.56	2,275.71	4.2
Industrial	1,832.51	1,852.04	(1.1)
Streetlights	35.53	34.46	3.1
Total	6,459.79	6,391.95	1.06

COMPARISON OF KWH SALES
For the Nine Months Ended September 30, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	6,484.87	6,599.32	(1.7)
Commercial	6,770.87	6,502.69	4.1
Industrial	5,214.78	5,212.91	0.0
Streetlights	106.12	103.59	2.4
Total	18,576.64	18,418.51	0.9

II. AVERAGE RETAIL RATE

The average retail rate as of the month of September 2005 rose to P7.29/kWh from ₱5.97/kWh in the same period last year. On a per customer class, the average retail rates for the month of September were:

The implementation of NPC's basic charge of ₱0.43/kWh in May 2005 as a result of the ERC's final approval of the NPC's TOU rate application and the P0.38/kWh increase in NPC's Generation Rate Adjustment (GRAM), and Incremental Currency Rate Adjustment (ICERA) in the same month contributed to this rise.
However, maximized NPC off-peak energy sourcing reduced average NPC TOU-based rates by approximately ₱0.42/kWh in the 3rd quarter compared to the previous quarter.

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Furthermore, the impact of the NPC charges was tempered by the higher dispatch of Meralco IPPs, resulting to an average Purchased Power Cost (PPC) of ₱5.18/kWh for Meralco IPPs and ₱5.85/kWh for NPC in the 3rd quarter.

The reduction in generation cost slashed Meralco's rate to residential customers by as much as 23 centavos per kWh in September.

III. SYSTEM LOSS

A reduction by almost 1 percentage point in the September 2005 12-month moving average to 10.32% from last year's 11.31% for the same period was attained as a result of the excellent performance in the 3rd quarter this year at 8.92% from last year's 3rd quarter system loss of 11.32%. This translated to a ₱751M reduction in the unrecoverable purchased power cost compared to last year's 3rd quarter figure as well as a reduction of the year-to-date unrecoverable purchased power cost to ₱1.65B from last year's ₱2.28B.

This drastic improvement was the result of the sweeping changes implemented among all organizations involved in system loss during the 2nd quarter. In general, the system loss management program could be summed up as both preventive (i.e., not just corrective) and holistic (i.e., looking at the whole value chain). Part of the changes included the institution of the Hit Rate, not only as a measure of performance but also as a measure to focus the efforts in positively reducing system loss. The increase in the Hit Rate, from 3% during the previous months to nearly 20% this 3rd quarter, clearly manifested the extent of the system loss reduction efforts. In terms of implementation, nearly 600 elevated metering centers were installed, involving almost 23,000 services in identified high loss areas.

Moreover, in August, Meralco and the Department of Interior and Local Government (DILG) signed a memorandum of agreement aimed at strengthening the campaign against pilferage of electricity. Chairman & CEO Manuel M. Lopez and DILG Secretary Angelo Reyes signed the agreement.

IV. SYSTEM RELIABILITY

In the 3rd quarter of 2005, system reliability, in terms of Interruption Frequency Rate (IFR), and system availability, as measured by Cumulative Interruption Time (CIT), continued to reach record levels, improving by 17.01% to 2.83 times and 9.99% to 2.69 hours, respectively, over the same periods last year.

The continued improvements in system reliability were part of the benefits still being reaped from the completion of well-planned electric capital projects in the past and the continuous implementation of a focused electric system maintenance program. This had been supported by concerted efforts by different offices to reduce the occurrence of pre-arranged or undetermined trippings, thermographic

scanning of circuits for detection of impending troubles, and strict compliance to standards and procedures during line construction and maintenance.

FINANCIAL HIGHLIGHTS (Parent Company)

I. OPERATING REVENUES

With the 1.06% sales growth, total operating revenues for the third quarter of 2005 heightened by 22.1% to ₱44.62B from ₱36.54B for the same period last year.

COMPARISON OF REVENUES
For the Quarters Ended September 30, 2005 and 2004
(In million Pesos)

Customer Class	This Year	Last Year	% Change
Electric Revenue:			
Residential	15,941	12,918	23.4
Commercial	16,819	13,901	21.0
Industrial	11,481	9,483	21.1
Streetlights	270	168	60.7
Total Electric	44,511	36,470	22.0
Non-electric Revenue	110	65	69.2
Total Revenue	**44,621**	**36,535**	**22.1**

II. OPERATING EXPENSES

Total operating expenses, on the other hand, rose by 25.7% from ₱34.19B to ₱42.98B due to the significant increase in purchased power costs, which soared by as much as 30.8% from ₱30.37B to ₱39.73B.

On the other hand, favorable decreases in other operating expenses are enumerated as follows:

- 9.5% decrease in operating and maintenance costs from ₱2.52B to ₱2.28B. The significant decrease was attributed to lower retirement expense, which decreased by about 55.9% from ₱607.93M last year to ₱267.98M this year.

- 14.5% decrease in depreciation and amortization from ₱1.10B to ₱943.81M. This is primarily due to the fully amortized Company's reengineering costs; and

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ξ 87.3% decrease in taxes other than income tax from ₱196.53M to ₱24.89M. Franchise taxes are no longer part of the company's revenues and operating expenses.

III. PROVISION FOR PROBABLE LOSSES

Continuously adhering to conservatism, the company has recorded provisions for probable losses related to the unbundling rate case pending with the Supreme Court. For the quarter, provisions amounted to ₱1,630 million.

IV. OTHER CHARGES

Other Charges during the quarter decreased by 42.8% from ₱1.15B last year to ₱656.68M driven by the continued success on system loss reduction resulting to the significant improvement in the unrecoverable purchased power, from an expense of ₱539.86M to a positive amount of ₱210.75M

The booking of equity in net earnings of investee is no longer shown in the separate and unconsolidated financial statements in partial compliance with IAS 27.

V. NET INCOME AND EARNINGS PER SHARE

The Parent Company continued to provide ₱1.63B for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court in the 3rd quarter. This depleted our operating income for the quarter from ₱1.64B before provisions to ₱7M, significantly affecting the bottom line that resulted to a net loss of ₱316.72M after tax, a 138.1% decrease in the bottom-line figure from last year's net income of ₱832M.

Without this provisioning, the company's net income would have been a positive ₱792M.

Earnings per common share (excluding depreciation on appraisal increase) for the 3rd quarter decreased by 128.76% from ₱0.970 last year to (₱0.279) per share due to losses incurred this year.

VI. CAPITAL EXPENDITURES

Capital expenditures for the quarter declined by 16.4% from ₱1.28 billion last year to ₱1.07 billion this year. The level of spending was at the ratio of 97% is to 3% for electric capital projects and non-electric projects respectively.

Financial Highlights - Consolidated
For the Quarters Ended September 30, 2005 and 2004

Consolidated Operating Revenues. For the quarter ended September 30, 2005, Meralco and Subsidiaries achieved consolidated operating revenues of ₱45,529 million, an increase of 21.4% over the ₱37,518 million achieved in the same period in 2004. This increase was due to the increase in Parent Company's purchased power costs and the 1.06% volume sales growth for the quarter.

Operating expenses. Consolidated operating expenses for the third quarter ended September 30, 2005, increased to ₱43,714 million, or 25.0% over the same period of last year due mainly to the significant increase in purchased power costs which soared by as much as 30.8% from ₱39.37B to ₱39.73B.

	3rd Quarter Ended September 30,		
	2005	2004	Change
	(in millions)		
Recoverable purchased power	39,733	30,365	30.9%
Operations and maintenance	2,365	2,574	(8.1%)
Depreciation and amortization	996	1,155	(13.8%)
Taxes other than income tax	27	199	(86.4%)
Cost of contracts and services	249	231	7.8%
Real estate sold	344	456	(24.6%)
Total	43,714	34,980	25.0%

Parent Company's recoverable purchased power cost for the quarter ended September 30, 2005 was ₱39,733 million, or 30.9% higher compared to ₱30,365 million in same period of last year, brought about by the increase in purchased power costs, as mentioned earlier.

Operations and maintenance expenses decreased by 8.1% to ₱2,365 million for the third quarter this year, compared with ₱2,574 million in the same period of 2004, due primarily to parent company's conscious efforts to bring down costs.

Consolidated depreciation and amortization also decreased by 13.8% from ₱1,155 million for the quarter ended September 30, 2004 to ₱996 million in the same period this year, mainly as a result of the fully amortized reengineering costs of the Parent Company.

Taxes other than income tax decreased by 86.4% from ₱199 million for the third quarter of 2004 to ₱27 million in the same period this year, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, slightly increased by 7.8% from ₱231 million for the third quarter last year compared to ₱249 million of this year's third quarter, primarily due to increased projects contracted for the quarter.

Real estate sold, also a subsidiary account, decreased by 24.6% from ₱456 million in the third quarter of 2004 to ₱344 million in the same period of 2005, also due mainly to the partial completion of some units of "Manansala" and "Joya" residential condominium. As of August 2005, "Joya" had a 78% take-up with 695 out of the 946 units sold.

Provision for probable losses. The Parent Company provided for probable losses for the quarter ended September 30, 2005 amounting to ₱1,630 million brought about by the Court of Appeals (CA) decision annulling and setting aside the ERC Decision and Order on the approval of the Parent Company's unbundled tariffs implemented in June 2003. The case was elevated to the Supreme Court and still pending as of this writing.

Operating Income After Provision for Probable Losses. As a result of the foregoing, consolidated operating income decreased by 92.7% from ₱2,538 million in the third quarter of 2004, to a mere ₱185 million, brought about by the provision for probable losses amounting to ₱1.63 billion. Said provision depleted Parent Company's operating income for the quarter from ₱1.64 billion before provisions to ₱7 million, significantly affecting the bottom-line that resulted to a net loss of ₱317 million after tax. operating income in the same period this year.

Other Income (Charges). For the third quarter ended this year, other income (charges) was ₱745 million, a decrease of approximately 41.1% over the ₱1,264 million incurred for the three months ended September 30, 2004, summarized hereunder:

	3rd Quarter Ended September 30,		
	2005	2004	Change
	(in million ₱)		
Interest and other charges – net	(910)	(741)	22.8%
Unrecoverable purchased power	211	(540)	(139.1%)
Equity in net earnings of investee companies	13	126	(89.7%)
Recovery of (provision for) probable losses on disallowed receivables	(59)	(109)	(45.9%)
Total	(745)	(1,264)	(41.1%)

Interest and other charges - net for the quarter ended September 30, 2005, increased significantly by 22.8% compared to the three months ended September 30, 2004, from ₱741 million to ₱910 million due to higher forex and financing costs.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss significantly rebounded for the third quarter of this year, a

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decrease of 139.1%, from (₱540) million last year compared to positive ₱211 million this year, driven by the continued success on system loss reduction.

Consolidated equity in net earnings of investee companies declined from ₱126 million in the third quarter of 2004 to ₱13 million for the quarter ended September 30, 2005 due mainly to the decrease in equitized earnings from subsidiaries and affiliates. Booking of equity in net earnings of investee companies is no longer shown in the separate and unconsolidated financial statements in partial compliance with IAS 27.

Recovery of (Provision for) probable losses on disallowed receivables. For the quarter ended September 30, 2005, provision for disallowed recoveries of ₱59 million was 45.9% lower than last year's ₱109 million.

Income from Ordinary Activities before Income Tax, Minority Interest and Extraordinary Loss. As a result of the foregoing, the company posted a consolidated income/(loss) from ordinary activities for the third quarter ended this year, totaling (₱560) million compared to ₱1,274 million for the same period of 2004, primarily due to the significant increase in purchased power costs and the continued provision for probable losses of the Parent Company's unbundling rate case pending in the Supreme court.

Consolidated Provision for Income Tax. Consolidated provision for income tax for the three months ended September 30, 2005, was ₱292 million, compared to (₱409) million for same quarter of 2004, or a decrease of 171.4% primarily due to decreased operating income for the quarter under review.

Consolidated Net Income Before Minority Interest. As a result of the foregoing, net income(loss) for the third quarter ended September 30, 2005, was (₱268) million, compared to a ₱865 million net income in same period of 2004.

Minority Interest increased by 48.5%, from ₱33 million in the third quarter of 2004 to ₱49 million in the same period this year.

Consolidated Net Income/(Loss). As a result of the foregoing, net loss for the third quarter ended September 30, 2005, was (₱317) million, compared to a ₱832 million net income in same period of 2004, or a 138.1% decrease. As discussed earlier, the significant decrease is attributable to the increase in purchased power costs and the provision for probable losses significantly affecting the bottom-line figure.

Capital expenditures. The Parent Company's capital expenditures for the quarter declined by 16.4% from ₱1.28 billion last year to ₱1.07 billion this year. The level of spending remains at the ratio of 97% to 3% for electric capital projects and non-electric capital projects respectively. On a consolidated basis, capital expenditures for the third quarter of 2005 was ₱1.27 billion, 30.5% lower than the third quarter of 2004 of ₱1,827 billion. The Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

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Cash dividends to preferred stockholders was not provided for the quarters under review, thereby no payment was made primarily due to the financial crisis brought about by the on-going customers' refund ordered by the Supreme Court.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the period under review increased by 128.8% from ₱0.970 for the third quarter of 2004 to (₱0.279) in the same period of 2005 due mainly to the net loss posted for the period.

Financial Highlights - Consolidated

Nine Months Ended September 30, 2005 compared to Nine Months Ended September 30, 2004

Consolidated Operating Revenues. For the nine months ended September 30, 2005, Meralco and Subsidiaries achieved consolidated operating revenues of ₱130,165 million, an increase of 20.9% over the ₱107,655 million achieved in the same period in 2004. A modest increase in energy sales was posted in the 3rd quarter of 2005, slightly better than the level registered in the 1st half of the year. This despite the continued and enhanced energy conservation program of the government and dampening effect of spiraling oil prices to the economy. In addition, Billing KW Demand, which has become a major source of distribution revenue since the June 2003 rate unbundling, rose by 1.9%, the highest in three quarters of this year.

Consolidated Operating expenses. Operating expenses for the first nine months of this year, increased to ₱121,164 million, or 21.1% over the ₱100,064 million for the same period in 2004.

	Nine Months Ended September 30,		
	2005	2004	% Change
	(amounts in millions)		
Recoverable purchased power	109,509	86,468	26.6
Operations and maintenance	6,925	7,500	(7.7)
Depreciation and amortization	2,996	3,670	(18.4)
Taxes other than income tax	175	500	(65.0)
Cost of contracts and services	635	686	(7.4)
Real estate sold	924	1,240	(25.5)
Total	121,164	100,064	21.1

The increase in consolidated operating expenses was primarily due to an increase in purchased power costs. Parent Company's recoverable purchased power cost for the first three quarters of 2005, were ₱109,509 million, or 26.6% increased over the ₱86,468 million for the same period in 2004. The increase in purchased power cost was due to the 26.8% increase in average cost purchased/ kWh purchased, from ₱4.222 in 2004 as against ₱5.359 for the nine months ended September 30, 2005.

Consolidated operation and maintenance expenses decreased by 7.7% to ₱6,925 million for the nine months ended September 30, 2005, compared with ₱7,500 million in the same period in 2004, due primarily to decrease in provision for pension fund and use of company vehicle, among others.

Consolidated depreciation and amortization also decreased by 18.4% from ₱3,670 million for the nine months ended September 30, 2004, to ₱2,996 in same period this year, mainly as a result of the fully amortized deferred charges to operation as of December 2004.

The Parent Company's account, *Taxes other than income tax* decreased by 65.0% from ₱500 million in the nine months ended September 30, 2004, to ₱175 million in the nine months ended September 30, 2005, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues.

Cost of contracts and services, a subsidiary account, decreased by 7.4% from ₱686 million in the first nine months of 2004 compared to ₱635 million of the same period this year primarily due to less contracts/projects consummated this year.

Real estate sold, also a subsidiary account, (Rockwell Land Corporation), decreased by 25.5% from ₱1,240 million in nine months ended September 30, 2004 to ₱924 million in the same period this year. As of August 2005, "Joya" had a 78% take-up with 695 out of the 946 units sold, while "Manansala" sales slightly decreased in August 2005 due to booking cancellations during the month.

Provision for probable losses. The Parent Company continued to provide ₱4,690 million (nine month period this year) for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court. This depleted our operating income for the period under review, from ₱9,001 million before provisions, to ₱4,311 million, and ultimately affecting the bottom-line figure.

Operating Income After Provision for Probable Losses. As a result of the foregoing, consolidated operating income after provision for probable losses decreased by 43.2% from ₱7,591 million in the first nine months of 2004, to ₱4,311 million in the same period of 2005.

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Other Income (Charges). During the first three quarters of 2005, other income (charges) were (₱4,451) million, an increase of slightly 7.3% over the (₱4,149) million in other income (charges) for the same period of last year.

	Nine Months Ended September 30,		
	2005	2004	% Change
	(amounts in millions)		
Interest and other charges – net	(2,659)	(1,901)	39.9
Unrecoverable purchased power	(1,657)	(2,228)	(25.6)
Equity in net earnings of investee Companies	42	308	(86.4)
Provision for probable losses on disallowed receivables	(177)	(328)	(46.0)
Total	(4,451)	(4,149)	7.3

Interest and other charges - net for the nine months ended September 30, 2005, increased by 39.9% in comparison to the nine months ended September 30, 2004, from ₱1,901 million to ₱2,659 million due to higher cost of debt.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,657 million for the nine months ended September 30, 2005, a decrease of 25.6%, over the total of ₱2,228 million for the nine months ended September 30, 2004. A reduction by almost one percentage point in the September 2005 12-month moving average to 10.32% from last year's 11.31% for the same period was attained as a result of the excellent performance in the 3rd quarter this year at 8.92% from last year's 3rd quarter system loss of 11.32%.

Consolidated equity in net earnings of investee companies likewise declined by 86.4%, from ₱308 million for the first nine months of 2004, to ₱42 million for the nine months ended September 30, 2005 mainly due to lower income of subsidiaries particularly Miescor and CIS, Inc.

Provision for probable losses on disallowed receivables. Calendar year-to-date ended September 30, 2005, the Parent Company reflected provision of ₱177 million as compared to ₱328 million of last year, mainly for Quezon Power transmission line fees.

Income from Ordinary Activities before Income Tax, Minority Interest and Extraordinary Loss. As a result of the foregoing, the company posted a consolidated loss from ordinary activities for the nine months ended September 30, 2005, totaling (₱140) million compared also to an income from ordinary activities of ₱3,442 million for the same period of 2004, primarily due to provision for probable losses brought about by the

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CA decision setting aside and annulling the ERC's tariff increase to the Parent Company implemented in June 2003.

Consolidated Provision for (Benefit from) Income Tax. Consolidated benefit from income tax for the first three quarters of 2005, was (₱43) million, compared to ₱1,100 million provision for income tax for the same period last year, or a decrease of 103.9%, primarily due to the provision of probable losses.

Consolidated Net Income (Loss) Before Minority Interest. As a result of the foregoing, net loss for the nine months ended September 30, 2005, was (₱97) million, compared to a ₱2,342 million net income for the same period last year. The significant decrease was mainly due to the provision for probable loss in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

Minority Interest increased by 55.3 percent, from ₱94 million for the first nine months of 2004 compared to ₱146 million for the same period this year.

Consolidated Net Income. As a result of the foregoing, net loss for the nine months ended September 30, 2005, was (₱243) million, compared to a ₱2,248 million net income in the same period in 2004 a significant decrease brought about by, as discussed earlier, the booking of provision for probable losses.

Capital expenditures of the Parent Company for the nine months ended September 30, 2005 was ₱3,107 million as compared to last year's ₱3,872 million. On a consolidated basis, year-to-date spending has accumulated to ₱4,186 million for 2005 as against ₱6,545 million last year. The Parent Company limited capital expenditures due to the ongoing customers' refund and budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2005	2004
	(Amounts in Millions)	
Power Distribution	₱3,107	₱3,872
Real Estate	34	41
Services	1,045	2,632
Total	₱4,186	₱6,545

Cash dividends to preferred stockholders. No payment was made for the period under review primarily due to the financial crisis brought about by the on-going customers' refund ordered by the Supreme Court.

Basic Earnings Per Common Share on Net Income excluding depreciation on appraisal increase for the nine months under review decreased by 103.7% from ₱2.677 in 2004 to ₱0.098 in 2005 due mainly to the net loss incurred for the first nine months of 2005.

Liquidity and Capital Resources

The following table shows the Company's Cash Flows on a consolidated basis as of and for the quarters ended September 30, 2005 and 2004:

	Third Quarter		Calendar Yr. To Date	
	2005	2004	2005	2004
	(Amounts in millions)			
Cash Flows				
Cash and cash equivalents, beginning	₱7,576	₱4,019	4,918	5,320
Net cash provided by operating activities	4,327	5,984	5,213	(613)
Net cash used in investing activities	230	(4,075)	2,371	5,025
Net cash provided by (used in) financing activities	(135)	16	(504)	(3,788)
Cash and cash equivalents, end	11,998	5,944	11,998	5,944

As of September 30, 2005, consolidated cash and cash equivalents increased by 101.9 percent, from ₱5,944 million in 2004 compared to ₱11,998 million as of September 30, 2005. Principal sources of cash for the quarter ended September 30, 2005 were net cash provided by operating activities amounting ₱4,327 million, ₱15 million from issuance of preferred stock and increase in customers' deposits amounting to ₱461 million. On the other hand, principal sources of cash for the quarter ended September 2004, were cash provided by operating activities amounting ₱5,984 million, proceeds from issuance of preferred stock amounting ₱395 million, and increase in customers' deposits amounting to ₱280 million.

For the nine months ended September 30, 2005, net cash provided by operating activities amounted to ₱5,213 million compared to last year's (₱613) million. Other sources of cash for the period under review, include proceeds from issuance of preferred stock, ₱616 million and increase in customers' deposits, ₱1,417 million. On the other hand, as of September 30, 2004, sources of funds were issuance of preferred shares ₱1,033 million, and also increase in customers' deposits, ₱388 million.

Operating Activities

Net cash provided by operating activities for the third quarter of 2005 amounted to ₱4,327 million, compared to ₱5,984 million of last year, or a decrease of ₱1,657 million or a decline of 27.7%, due mainly to the effect of provision for probable losses, lower depreciation and decreases in accounts payable and other current liabilities by ₱468 million. Net cash generated from operations for the quarter under review decreased by 19.1% to ₱5,911 million, compared to ₱7,308 million last year, due primarily to decline in operating income after provision of probable losses. Actual cash payments to customers' refund for the quarters ended September 30, 2005 and 2004 were ₱40 million and ₱134 million respectively.

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Investing Activities

For the third quarter of 2005, the Company's net cash used in investing activities was P230 million, an increase of P4,305 million, or 5.6%, from (P4,075) million in same period of 2004 mainly due to increase in other current liabilities, such as miscellaneous operating reserves and accrued expenses, from (P711) million last year as against P400 million this year. Capital expenditures for the quarter ended September 30, 2005 were P1,270 million and P1,827 million in same period of 2004, a decrease of 30.5%.

Calendar year to date, the Company's net cash used in investing activities was P2,371 million this year, compared to P5,025 million last year, or a decrease of P2,654 million primarily due to adjustments made on appraisal increase in utility plant in compliance with IAS implemented late last year.

Financing Activities

The Company's Net Cash Used in Financing Activities was (P135) million for the third quarter of 2005 compared to positive P16 million in same period of 2004. The decline could be attributed to the minimal proceeds from issuance of preferred stock, from P395 million last year compared to only P15 million this current year quarter.

Cash Flows from financing activities, for the nine months ended September 30, 2005 improved from net cash used in financing amounting to (P3,788) million last year to (P504) million this year, mainly due to decrease in repayments of both short-term and long-term loans. Also, proceeds from issuance of preferred stock decreased this year, from P1,033 million last year to P616 million this year, or a 40.4% decrease.

Debt Financing

Consolidated long-term debt, net of current portion, was P21,485 million as of September 30, 2005, compared to P12,153 million as of September 30, 2004. On the other hand, for the period under review, there are no payments made for short-term loans due to refinancing of Parent Company's unsecured loans consummated last November 2004.

The Company has no drawings from existing credit facilities during the period under review. Consolidated short-term debt at the end of the third quarter of 2005 amounts to P388 million, compared to P5,277 million at the end of September 30, 2004 due mainly to the Company's refinancing of unsecured short-term loans consummated late last year.

The estimated schedule of repayments of consolidated long-term debt of the Company is as follows:

Year	U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	Total Peso Equivalent
	Amount in Original Currency (in millions)					
2005	$ 7	¥ 508	€ 0.0	CHF 0.4	47	708
2006	23	1,011	0.46	0.4	186	2,023
2007	41	1,011	0.5	0.4	549	3,397
2008	42	1,011	0.5	0.4	548	3,452
2009 thereafter	159	2,022	1.5	0.8	2,189	12,229
	$272	¥5,563	€2.96	CHF 2.4	3,519	21,809

Equity Financing

The company has issued non-voting, non-convertible redeemable preferred shares to certain customers who are located more than 30 meters from an existing line or wire operated by the Company in order to finance the installation of additional facilities to connect such customers to its facilities. The preferred shares earn dividends at 10% per annum and after five years, are redeemable at the option of either the Company or the holder. As of September 30, 2005, there were 260 million preferred shares issued and outstanding in respect of which ₱2,600 million of capital had been paid to the Company.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

a. Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Company has secured the

respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Company is not in technical default as of April 5, 2005.

b. Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC and Meralco have already filed a motion for reconsideration. If ERC's May 2003 decision is not ultimately reinstated the implications for Meralco would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort

c. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the Court of Appeals. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Company.

d. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable

from the rates. The unbundled rates approved by the ERC allow the Company to recover the current franchise tax payments. The ERC is in the process of validating the same.

e. 14.76-Centavo/kWh Rate Adjustment Filed

The Parent Company filed for an average rate adjustment of 14.76 centavos per kWh before the Energy Regulatory Commission (ERC) on May 31, 2005.

In its petition, the Company said its inability to attain a reasonable RORB and generate the corresponding level of revenues have adversely affected its capability to fund required capital projects, prejudicing the integrity of its electric system. Since year 2000, the Company's proposed yearly budget for capital projects have been cut by an average of 40 percent due to financial constraints. So far, eight hearings have been conducted, aside from a pre-hearing conference and a "Consumers' Hour".

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

2005 Capital Expenditure Requirements

Electric Capital Projects: (in million pesos)		
a.	System Requirements	₱ 863
b.	Customer Allocation	2,843
c.	Miscellaneous Allocation	1,640
Non Electric Projects		43
Other Capitalized Items		361
	Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, preferred equity issues and working capital.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital

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expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The company has an approved capital expenditure budget of ₱5,750 million for the 2005. The Company has to prioritize its projects to only those deemed urgent in this year's (2005) project line up. Funding of capital expenditures will be sourced substantially from internally generated cash flow, preferred equity issues and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

Capital expenditures of the Parent Company for the third quarter decreased by 16.4% from ₱1,283 million in 2004 to ₱1,072 million in 2005. The level of spending was at the ratio of 97% to 3% for electric capital projects and non-electric projects respectively.

On a consolidated basis, capital expenditures for the third quarter this year also decreased by 30.5% from ₱1,827 million in 2004 to ₱1,270 million for the quarter ended September 30, 2005 mainly due to financial constraints brought about by the on-going customers' refund per Supreme Court decision.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers and other issues confronting the Parent Company.

(v) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

a. Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC has already filed a motion for reconsideration and the Meralco plans to also file a similar motion in the short-term. If ERC's May 2003 decision is not ultimately reinstated, the implications for the Company would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort.

b. Performance-Based Regulation (PBR)

Currently, the ERC is considering the introduction of a new framework of performance-based regulation, or PBR, to regulate distribution utilities that would replace the existing approach to rate setting based on RORB. The ERC recently promulgated PBR for the transmission sector of the Philippine electric power industry. While the ERC has yet to propose a PBR framework for the distribution sector of the electric power industry, the implementation of PBR in this sector is expected to be modeled on the PBR regime promulgated for the transmission sector.

If a PBR and rate setting framework similar to that for the transmission sector were adopted, a formula that takes into account a number of variables, including forecasted operation and maintenance expenses, while forecasted capital expenditures would be considered in determining the utility's annual depreciation in the rate formula.

The Company believes that such a PBR would permit the calculation and adjustment of tariffs more closely in line with general increases in prices and actual costs, though tariff adjustments will continue to be subject to ERC approvals.

On January 14, 2005, the ERC informed the Company of the approval of the DWRG which commenced the era of performance based regulation (PBR) for Philippine distribution utilities. ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution Utilities are given the choice of when to enter, but once in, must stay with the performance based rates (PBR). Last January 14, 2005, the Parent Company wrote ERC of its intention to join Group A2. The DWRG allow for a re-balancing of tariffs by the end of 2005 prior to the formal introduction of a PBR tariff adjustment mechanism in July 2007.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations;

As a result of (v)a above, the Parent Company provided for the potential loss of ₱9.8 billion for the year 2004 and ₱4.7 billion for the nine months ended September 30, 2005, in its income statement. The company continues to provide for probable losses until a final and executory adverse decision of the unbundling rate case pending in the Supreme Court is made.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

- *Consolidated Utility Plant and Others* at revalued amounts slightly increased from ₱89,968 million as of September 30, 2004 to ₱95,578 million in the same period this year or a 6.2% increase due to additional projects completed during the year.

- *Construction in Progress* is down by 33.4% from ₱6,076 million as of September 30, 2004 to ₱4,047 in September 30, 2005.

- *Investments at equity* also decreased from ₱3,034 million in September 2004 to ₱2,378 million in September 2005 due mainly to lower share in revaluation increment of subsidiaries and associate, restated at beginning of the year, from ₱1,167 million in 2003 to ₱989 million in 2004.

- *Land and development costs,* a subsidiary account, slightly increased, from ₱833 million as of September 30, 2004, to ₱872 million as of September 30, 2005 or a 4.7% increase.

- *Consolidated other noncurrent assets* increased from ₱23,822 million in September 30, 2004 to ₱25,724 million in September this year or up by 8.0%, mainly due to increases in Parent Company's Deferred Pass-Through Fuel Costs, from ₱8,389 million in September 2004 compared to ₱12,969 million in September 2005; and Carrying charge , from ₱37 million in September 2004 to ₱467 million in September 2005, among others.

Current Assets

	Consolidated		
	2005	2004	% Change
Cash and cash investments	11,998	5,944	101.9

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Receivables – net	29,710	23,620	25.8
Inventories	1,348	1,401	(3.8)
Other current assets	905	638	41.8
Total	43,961	31,603	39.1

- Consolidated Cash and cash equivalents significantly increased, from ₱5,944 million as of September 30, 2004 to ₱11,998 million in September 30, 2005 or 101.9% and is attributable to the lower loan repayment on long-term loans brought about by the refinancing scheme of unsecured loans and the delayed payment of customers' refund for Phase IV.

- Receivables - net increased from ₱23,620 million in September 2004 compared to ₱29,710 million in September 2005 and could be partly attributed to the Parent Company's increased electric revenues, from ₱37.5 billion last year's 3rd quarter as against ₱45.5 billion this year.

- Consolidated inventories as of September 30, 2005 slightly decreased from ₱1,401 million in September 2004 to ₱1,348 million this year, due to a slow down in capital expenditures because of cash flow constraints.

- Other current assets increased from ₱638 million in September 2004 to ₱905 million in September 2005 or 41.8% increase which is attributable to the increase in current portion of prepaid income tax, from ₱298 million in last year to ₱686 million this year as a result of refund, which the Company has effectively overpaid estimated at ₱8,902 million.

Stockholders' Equity

- Preferred stock increased from ₱2,077 million in September 2004 to ₱2,600 million in September 2005 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects. Preferred stock issuances amounted to ₱616 million as against the redemption of ₱311 million for the nine months ended September 30, 2005.

- Common stock on the other hand, was unchanged and no adjustments made for the quarter ended September 30, 2005. During the ESOP 12th Offering, 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan.

- Appraisal increase in utility plant and others decreased abruptly by 23.3% from ₱26,765 million in September 2004 to ₱20,535 million in September 2005 as a result of the Parent Company's adoption of New Statement of Financial Accounting Standards (SFAS) / International Accounting Standards (IAS) which became effective in 2004. The adoption of IAS12 resulted in the recognition of deferred tax liability on revaluation increment, thus, the change decreased the beginning

consolidated stockholders' equity by ₱9,249 million for the year ended December 31, 2004.

- Reflecting the net loss incurred in 2002 amounting to ₱27,863 million as a result of the recognition of an extraordinary loss due to the customer refund, the Company's unappropriated retained earnings (deficit) for 2002 was ₱(11,664) million. In 2003, the balance in the appropriated retained earnings of ₱12,600 million was transferred to unappropriated retained earnings to beef up the deficit. In addition, the net income earned in 2003 amounting to ₱1,267 million resulted to significant improvement in the unappropriated retained earnings amounting to ₱2,951 million. Again, for the year 2004, a consolidated net loss amounting (₱ 2,610) million was incurred due primarily to the provision for probable losses brought about by the Court of Appeals Decision annulling and setting aside the ERC Decision and Order authorizing the unbundled tariff increase for the Company. As a result, the balance of unappropriated retained earnings as of December 31, 2004 is down by 72%, from ₱2,951 million in 2003 to ₱827 million. For the nine months ended September 30, 2005, as a result of the continued provision for probable losses, unappropriated retained earnings is down by 83%, from ₱5,441 million as of September 30, 2004 to ₱926 million as of September 30, 2005.

Noncurrent Liabilities

- Customers refund - noncurrent portion represents the balance of the customers refund not yet due within one year. As of September 30, 2005 this amounted to ₱15,142 million, lower than the September 30, 2004 balance of ₱18,689 million due to the full implementation of Phases I – III customers and transfer of the amounts due within one year to the Customers refund - current account. The ERC recently approved the refund proposals for Phase IV which is divided into two phases. Phase IVA covers small commercial and industrial customers, flat streetlights including government hospitals and metered streetlights with contracted demand lower than 40 kw. Phase IVB on the other hand, covers medium, large, very large and extra large commercial and industrial customers including government government hospitals and metered streetlights with contracted demand of 40 kw or higher.

- Customers' deposits – noncurrent balance of the Company as of September 30, 2005 is ₱17,816 million, 30.6% higher compared to the September 30, 2004 figure of ₱13,644 million.

	As of September 30	
	2005	2004
	(in million pesos)	
Customers', meter and service deposits	11,223	10,419
Interest on Meter and service deposit	6,593	3,225
Total	17,816	13,644

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- Liability arising from deferred pass-through fuel costs increased from ₱8,389 million in September 30, 2004 to ₱12,969 million in September 2005 due to additional costs incurred in 2004 amounting to US$82 million compared to US$64 million in 2003.

- Deferred income tax liabilities increased by ₱5,296 million, from ₱557 million in September 2004 to ₱5,853 million as of September 30, 2005 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the Court of Appeals decision on unbundling tariff increase.

- Summary of "Provisions" account is accounted for as follows:

	As of September 30	
	2005	2004
	(in million pesos)	
Provision for probable losses	14,514	-
Customer/Meter deposit - interest	-	2,664
Provision for various tax assessments and legal claims/others	489	1,702
Total	13,373	4,366

- Long-term debt – net of current portion increased to ₱21,485 million in September 2005 from ₱12,153 in September 2004, primarily due to the Company's refinancing of unsecured loans for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million. (See Note 15 - Notes to financial statements)

- Estimated liability for project development as of September 30, 2005 amounting to ₱4,269 million is the liability of Subsidiary as agreed upon with contractors for the construction of the "Manansala" & "Joya" condominium project.

- Other noncurrent liabilities amounted to ₱4,050 million in September 30, 2005 compared to ₱1,576 million as of September 2004 or an increase of ₱2,474 million due mainly to the accrual of interest on deferred pass-through fuel cost, accrual of OMTL charges, and interest on customers' deposits.

Current Liabilities

- As of December 31, 2004, the Parent Company has no existing short-term loans due mainly to the refinancing consummated late last year. Consolidated notes payable balance amounting to ₱388 million as of September 30, 2005, is a subsidiary account compared to ₱5,277 million balance as of September 2004.

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- Accounts payable and other current liabilities increased from ₱22,995 million in June 2004 to ₱26,836 million as of September 30, 2005 or 9.1%. The big chunk goes to Parent Company's trade accounts payable, from ₱13,006 million in September 2004 to ₱14,737 million as of September 30, 2005, due to the higher level of purchased power costs brought about by increased demand and higher purchased power cost per kWh.

- With the completion of Phases I to III of the ongoing customers' refund, the current portion of the remaining phases, which is Phases IVA & IVB, as of September 30, 2005, amounts to ₱4,638 million compared to ₱3,269 million as of September 30, 2004 or an increase of 41.9%.

- Long-term debt - current portion amounted to ₱1,967 million as of September 2005 compared to ₱9,240 million as of September 30, 2004, due mainly to the refinancing of unsecured long-term debt bearing an amortizing feature and a final maturity in 2011 or for a seven-year period.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

Seasonality

The following table sets forth the Company's quarterly sales in gWh.

	2005	2004	2003
		(in gWh)	
Quarterly Sales			
First Quarter	5,588	5,590	5,470
Second Quarter	6,529	6,437	6,116
Third Quarter	6,460	6,392	6,157
Fourth Quarter		6,242	6,091
Totals	18,577	24,660	23,834

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) Interim Periods

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to contend itself with the reenacted budgeted capital expenditures for the year 2005 to approximately ₱5.75 billion. For Phases I to III of the Refund Implementation, as of September 30, 2005, 36% or ₱10.8 billion has been refunded either through application / credit to bills or outright cash refund. Phase IV, the final phase of the refund, covers commercial and industrial customers and other non-R/GS accounts. This phase covers 128,216 services which is two percent of total services qualified for the refund and accounts for 62 % of the total refundable amount of ₱18,650M. The proposed scheme for this phase was submitted to the ERC on September 3, 2004. Under the proposal, Phase IV would be implemented in two sub-phases, namely, Phase IVA and Phase IVB.

Recently, the ERC approved the Parent Company's refund proposals for Phase IV. The ERC also ordered that all government accounts falling under Phase IVB shall be classified to Phase IVA. The Parent Company obtained a copy of BIR Revenue Memorandum Order (RMO) No. 22-2005 last September 12, 2005. The Company will

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be writing Phase IV customers within October to inform them of BIR's requirements and apprise them of their refund options.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances	=	None
Repurchases	=	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

(Please see "Notes to Financial Statements" No. 15 Long Term Debt)

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. Local Tax Adjustments

A recent rate-related filing of the Parent Company was the Application for a Local Tax Adjustment Clause, dated December 16, 2004. Under the Local Government Code, local government units started to implement new local taxes and fees aside from the local franchise tax. The Parent Company is therefore seeking to recover such costs through the adoption of a recovery mechanism for local taxes.

2. System Loss Guidelines for Distribution Utilities

Another rule promulgated by the ERC in 2004 was the System Loss Guidelines for Distribution Utilities which took effect November 2004. The Guidelines segregate system losses of distribution utilities into three categories: technical, non-technical and administrative losses. Separate caps will then be established by the Commission for the segregated losses.

The ERC has directed distribution utilities to submit their applications on their proposed system loss caps and other data requirements on or before November 4, 2005.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

(See notes to Financial Statements, No. 26 Contingencies)

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the nine months ended September 30, 2005, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately P30.3B, which greatly affect the company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of September 30, 2005, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic

alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

EMVI's Financial Highlights:	Current Yr. YTD Sep '05	Previous Yr. YTD Sep'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 72	₱ 59	22
Gross Profit	29	24	21
Net Income	21	17	24
Total Assets	214	157	36
Total Liabilities	83	50	66
Total Stockholders' Equity	131	107	22

On a year-to-date basis, EMVI has accumulated net income of ₱21 million as of September 30, 2005, which is 24% higher than the net income of ₱17 million as of September 30, 2004.

Gross revenues also increased by 22% due mainly to Fiber Optics project and the recognition of revenues from Bayantel accounts as reconciliation and invoicing for some projects that were accounted for.

The increase in Total Assets pertain to equipment acquired for operational purposes and the increase in receivable due to increase in revenue.

The increase in liabilities resulted from the increase in Accounts Payable and Accrued Expenses.

The increase in net income is main reason behind the increase in Stockholders' Equity amounting to ₱21 million.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Sep'05	Previous Yr. YTD Sep'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 481	₱ 535	(10)
Gross Profit	71	83	(14)
Net Income/(Loss)	36	17	112
Total Assets	950	916	4

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Total Liabilities	735	762	(4)
Total Stockholders' Equity	215	154	40

The 10% decrease in revenues was attributed to the slow down in the following business lines such as engineering projects, telecommunications and water lines.

Gross profit also decreased as a result of lower revenues for the period under review, net income increased due to higher equity share.

Total Assets slightly increased on account of increase in investments.

The decrease in liabilities resulted from the decrease in accounts payable and notes payable.

Stockholders' Equity increased by 40% due to income achieved during the period under review.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Sep'05	Previous Yr. YTD Sep'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱1,828	₱2,014	(9)
Gross Profit	411	396	4
Net Income	213	151	41
Total Assets	12,868	10,367	24
Total Liabilities	6,607	4,407	50
Total Stockholders' Equity	6,261	5,960	5

Revenues decreased due mainly to the almost old out Residential Towers and Manansala Towers. Joya sales was still the highest revenue source, accounting for 45% of its Total Revenues, followed by the Manansala Project. By the end of August 2005, Joya had a 78% take-up with 695 out of the 946 units sold. Manansala slightly decreased in August 2005 due to booking cancellations during the month.

The improvement in gross profit and net income could be attributed to the lower cost of sales.

Assets increased by 24% as a result of the increase in Receivables, and the Joya Development Cost.

US SEC
File No. 82-3237

Total Liabilities increased due the increased Deferred Sales, from ₱1,172 million in September 2004 to ₱4,269 million in September 2005.

As a result of the 41% increase in net income for the nine months ended September 30, 2005, Stockholders' Equity slightly increased by a mere 5%.

Corporate Information Solutions, Inc. is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability.

Financial Highlights:	Current Yr. YTD Sep'05	Previous Yr. YTD Sep'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 306	₱298	3
Gross Profit	85	47	82
Net Income/(Loss)	83	40	108
Total Assets	270	412	(34)
Total Liabilities	731	910	(20)
Total Stockholders' Equity	(461)	(498)	(7)

Revenues slightly increased due mainly to the increased sales more particularly from Payment Collection Systems (PCS) and Data Center segments, from ₱298 million for the nine months of 2004 to ₱306 million in the same period of this year.

There was improvement in gross profit which could be attributed to the higher sales, particularly from "Bayad Center" which was the main source of revenues with 65% to 70% contribution to total amount.

Year-on-year decreases in liabilities include the following accounts: Short term liabilities, and Accounts Payable.

Stockholders' Equity slightly improved slightly by negative 7% compared to last quarter figure.

First Private Power Corporation was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

(See also Notes to Financial Statements Nos. 3, and 7)

US SEC
File No. 82-3237

Financial Highlights:	Current Yr. YTD Sep'05	Previous Yr. YTD Sep'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱2,140	₱2,197	(3)
Operating Income	1,446	1,283	13
Net Income	835	742	13
Total Assets	4,776	4,681	2
Total Liabilities	1,899	2,416	(21)
Total Stockholders' Equity	2,877	2,265	27

FPPC's gross revenues decreased slightly by 3% due mainly to lower demand for the period under review.

Due to lower operating expenses for the first three quarters of 2005, operating income slightly improved by 13%, from ₱1,283 million for the first nine months of 2004 to ₱1,446 million in the same period this year.

Total Assets increased by a minimal 2 percent due to increase in receivables, and cash and cash equivalents by 93% and 21% respectively.

Total liabilities also decreased by 21% mainly due to decrease in long-term liabilities – noncurrent and current portion.

Stockholders' Equity increased due mainly to lower cumulative translation adjustment booked for the first nine months this year.

MANILA ELECTRIC COMPANY
AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE
As of September 30, 2005
(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	12,249	10,959	271	115	904
Government	472	289	48	29	106
General Power					
Private	9,363	8,213	190	29	931
Government	2,347	1,670	284	95	298
Flat / Streetlights					
Private	50	23	3	3	21
Government	457	182	38	37	200
Sub-total					
Private	21,662	19,195	464	147	1,856
Government	3,276	2,141	370	161	604
Others(Subsidiaries)	0	4,933	51	45	174
Gross Trade Receivables	30,141	26,269	885	353	2,634
Less: Allow. for Doubtful Accounts	1,358				1,358
Net Trade Receivables	28,783	26,269	885	353	1,276
b) Non-Trade Receivables					
Notes Receivable	82	0	0	0	82
Others	0	0	0	0	0
Total Non-Trade	82	0	0	0	82
NET RECEIVABLES (a+b)	**28,824**	**26,269**	**885**	**353**	**1,317**

2. Accounts Receivable Description

Type of Receivable

1) Trade Receivables

	Type	Description	Days
a)	Regular General Service	Mostly residential customers	24 days
b)	General Power	Combination of commercial and industrial customers	24 days
c)	Flat / Streetlights	Mostly streetlights and hospitals	24 days
d)	Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) 30 days

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of September 30, 2005 and 2004
(With comparative figures as of December 31, 2004)
(In Million Pesos, except ratio)

	Sep 2005	Sep 2004	Audited As of Dec 2004
Preferred stock	2,600	2,077	2,295
Common stock	10,072	10,074	10,074
Capital in excess of par value	2,943	2,943	2,943
Deposits on subscriptions to Preferred stock	0	92	87
Subscriptions receivable, common	(70)	(97)	(72)
TOTAL PAID-IN CAPITAL (A)	15,545	15,089	15,327
UNAPPROPRIATED RETAINED EARNINGS (B)	926	5,441	827
RATIO (B / A)	**6.0%**	**36.1%**	**5.4%**

Note: Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

US SEC
File No. 82-3237

Manila Electric Company and Subsidiaries

Parent Company Financial Statements
For the Three Months Ended September 30, 2005 and 2004

Parent Company Financial Statements
For the Nine Months Ended September 30, 2005 and 2004

Consolidated Financial Statements
For the Nine Months Ended September 30, 2005, 2004 and
For the Year Ended December 31, 2004

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Co. Sep 2005	Consolidated Sep 2005	Consolidated & Audited Dec 2004
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 5 and 15)	**₱91,473**	**₱95,578**	₱88,378
Construction in progress (Note 6)	**3,666**	**4,047**	4,623
Investments - at equity (Note 7)	**3,451**	**2,297**	1,846
Investments - at cost (Note 8)	**81**	**81**	599
Investments in real properties (Notes 8 and 15)			3,425
Land held for future development (Notes 4 and 15)	**–**	**872**	1,068
Other noncurrent assets (Notes 9 and 23)	**25,079**	**25,724**	27,853
Total Noncurrent Assets	**123,750**	**128,599**	127,792
Current Assets			
Cash and cash equivalents (Note 10)	**11,258**	**11,998**	4,918
Receivables (Notes 9, 11, 15 and 20)	**24,530**	**29,710**	28,468
Inventories (Note 12)	**1,224**	**1,348**	1,064
Deferred income tax assets (Note 23)	**0**	**0**	0
Other current assets (Notes 13 and 23)	**596**	**905**	687
Total Current Assets	**37,608**	**43,961**	35,137
TOTAL ASSETS	**₱161,358**	**₱172,560**	₱162,929
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' Equity			
Preferred stock (Note 14)	**₱2,600**	**₱2,600**	₱2,295
Common stock (Note 14)	**10,072**	**10,072**	10,074
Capital in excess of par value (Note 14)	**2,943**	**2,943**	2,944
Subscriptions receivable - common stock (Note 14)	**(70)**	**(70)**	(72)
Deposits on subscriptions to preferred stock	**0**	**0**	87
Appraisal increase in utility plant and others (Note 5)	**20,535**	**20,535**	18,154
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	**971**	**971**	811
Share in cumulative translation adjustment (Note 7)	**(24)**	**(24)**	(25)
Unappropriated retained earnings (deficit) (Notes 7, 14 and 15)	**926**	**926**	827
Appropriated retained earnings (Note 14)	**200**	**200**	200
Total Stockholders' Equity	**38,153**	**38,153**	35,295

(Forward)

	Parent Co. Sep 2005	Consolidated Sep 2005	Consolidated & Audited Dec 2004
		(Amounts in Millions)	
Minority Interest	₱–	₱2,848	₱2,966
Noncurrent Liabilities			
Customers' refund - noncurrent portion (Note 1)	15,142	15,142	15,142
Long-term debt-net of current portion (Notes 5, 15, and 25)	19,842	21,485	21,985
Customers' deposits (Notes 17 and 18)	17,816	17,816	16,400
Liability arising from deferred fuel costs(Note 9)	12,969	12,969	13,031
Deferred income tax liabilities (Note 23)	5,853	5,853	7,920
Provisions (Notes 18 and 19)	15,003	15,003	10,313
Estimated liability for project development (Note 27)	–	4,269	692
Other noncurrent liabilities (Note 9)	3,210	4,050	2,828
Total Noncurrent Liabilities	89,835	96,587	88,311
Current Liabilities			
Notes payable (Note 16)	0	388	442
Accounts payable and other current liabilities (Notes 4, 17, 18, and 27)	25,648	26,836	26,469
Customers' refund – current portion (Note 1)	4,638	4,638	5,409
Long-term debt – current portion (Notes 5, 15 , and25)	1,967	1,967	4,007
Long-term debt classified as current (Notes 5, 15, and 25)	-	-	-
Income tax payable	1,117	1,143	30
Total Current Liabilities	33,370	34,972	36,357
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱161,358	₱172,560	₱162,929

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	3 Months Ended Sep 30		3-Months Ended Sep 30	
	2005	2004	2005	2004
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	₱44,621	₱36,535	₱45,529	₱37,518
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	39,733	30,365	39,733	30,365
Operations and maintenance (Notes 20, 22 and 24)	2,282	2,521	2,365	2,574
Depreciation and amortization (Notes 9 and 22)	944	1,104	996	1,155
Taxes other than income tax (Note 23)	25	197	27	199
Cost of contracts and services (Note 22)	–	–	249	231
Cost of real estate	–	–	344	456
	42,984	34,187	43,714	34,980
OPERATING INCOME Before Prov. For Prob Losses	1,637	2,348	1,815	2,538
Provision for Probable Losses	1,630	-	1,630	-
OPERATING INCOME (LOSS) AFTER PROVISION	7	2,348	185	2,538
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	(809)	(659)	(910)	(741)
Unrecoverable purchased power (Notes 20 and 27)	211	(540)	211	(540)
Equity in net earnings (losses) of investees (Note 7)	0	160	13	126
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	(59)	(109)	(59)	(109)
	(657)	(1,148)	(745)	(1,264)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	(650)	1,200	(560)	1,274
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	(389)	(755)	(430)	(812)
Deferred	722	387	722	403
	333	(368)	292	(409)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	(317)	832	(268)	865
MINORITY INTEREST	–	–	(49)	(33)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	(317)	832	(317)	832
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	-	–
NET INCOME (LOSS) (Note 28)	(₱317)	₱832	(₱317)	₱832
Basic Earnings (Loss) Per Common Share (Note 28)				
On income (loss) from ordinary activities				
Including depreciation on appraisal increase	(₱0.315)	₱0.829	(₱0.315)	₱0.829
Excluding depreciation on appraisal increase	(0.279)	0.970	(0.279)	0.970
On net income (loss)				
Including depreciation on appraisal increase	(0.315)	0.829	(0.315)	0.829
Excluding depreciation on appraisal increase	(0.279)	0.970	(0.279)	0.970
Diluted Earnings Per Common Share (Note 28)				
On net income (loss)				
Including depreciation on appraisal increase	(P0.315)	₱0.827	(P0.315)	₱0.827
Excluding depreciation on appraisal increase	(0.279)	0.969	(0.279)	0.969

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Nine Months Ended September 30			
	2005	2004	2005	2004
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	**₱127,685**	₱104,942	**₱130,165**	₱107,655
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	**109,509**	86,468	**109,509**	86,468
Operations and maintenance (Notes 20, 22 and 24)	**6,721**	7,385	**6,925**	7,500
Depreciation and amortization (Notes 9 and 22)	**2,840**	3,513	**2,996**	3,670
Taxes other than income tax (Note 23)	**168**	493	**175**	500
Cost of contracts and services (Note 22)	–	–	**635**	686
Cost of real estate	–	–	**924**	1,240
	119,238	97,859	**121,164**	100,064
OPERATING INCOME Before Prov'n for Prob Losses	**8,447**	7,083	**9,001**	7,591
Provision for Probable Losses	**4,690**	0	**4,690**	0
OPERATING INCOME AFTER PROVISION	3,757	7,083	4,311	7,591
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	**(2,321)**	(1,720)	**(2,659)**	(1,901)
Unrecoverable purchased power (Notes 20 and 27)	**(1,657)**	(2,229)	**(1,657)**	(2,228)
Equity in net earnings (losses) of investees (Note 7)	**0**	442	**42**	308
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	**(177)**	(329)	**(177)**	(328)
	(4,155)	(3,836)	**(4,451)**	(4,149)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	**(398)**	3,247	**(140)**	3,442
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, and 23)				
Current	**(1,812)**	(2,143)	**(1,924)**	(2,244)
Deferred	**1,967**	1,144	**1,967**	1,144
	155	(999)	**43**	(1,100)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**(243)**	2,248	**(97)**	2,342
MINORITY INTEREST	–	–	**(146)**	(94)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	**(243)**	2,248	**(243)**	2,248
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-
NET INCOME (LOSS) (Note 28)	**(₱243)**	₱2,248	**(₱243)**	₱2,248
Basic Earnings (Loss) Per Common Share (Note 28)				
On income (loss) from ordinary activities				
Including depreciation on appraisal increase	**(₱0.241)**	₱2.239	**(₱0.241)**	₱2.239
Excluding depreciation on appraisal increase	**0.098**	2.677	**0.098**	2.677
On net income (loss)				
Including depreciation on appraisal increase	**(0.241)**	2.239	**(0.241)**	2.239
Excluding depreciation on appraisal increase	**0.098**	2.677	**0.098**	2.677
Diluted Earnings Per Common Share (Note 28)				
On net income (loss)				
Including depreciation on appraisal increase	**(P0.241)**	₱2.235	**(P0.241)**	₱2.235
Excluding depreciation on appraisal increase	**0.098**	2.673	**0.098**	2.673

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Sep 2005	Sep 2004
	(Amounts in Millions)	
PREFERRED STOCK (Note 14)		
Balance at beginning of year	₱2,295	₱1,407
Issuance of shares	666	1,033
Redemption of shares	(361)	(363)
Balance, end of month	2,600	2,077
COMMON STOCK (Note 14)		
Balance at beginning of year	10,074	9,993
Subscriptions(cancelled subscriptions)	(2)	81
Balance end of month	10,072	10,074
CAPITAL IN EXCESS OF PAR VALUE		
Balance at beginning of year	2,944	2,895
Increase(Decrease) in subscription on repurchase option (Note 14)	(1)	48
Balance at end of month	2,943	2,943
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)		
Balance at beginning of year	(72)	(10)
Reclassified to (from) current receivables		(87)
Cancelled subscriptions	2	
Balance at end of month	(70)	(97)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK		
Balance at beginning of year	87	101
Additional deposits on subscriptions	579	1,024
Issuance of shares	(666)	(1,033)
Cancelled subscriptions	-	-
Balance at end of month	0	92
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)		
Balance at beginning of year	18,154	27,445
Additions/(adjustments)	2,723	(238)
Revaluation increment of disposed utility plant & others	-	-
Depreciation on appraisal increase transferred to unappropriated retained earnings	(342)	(442)
Balance at end of month	20,535	26,765
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Notes 5 and 7)		
Balance at beginning of year	811	1,455
Additions	160	240
Depreciation on share in revaluation increment transferred to un-appropriated retained earnings	-	–
Balance at end of month	971	1,695
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)		
Balance at beginning of year	(25)	(35)
Translation adjustment during the year	1	–
Balance at end of month	(24)	(35)

(Forward)

	Sep 2005	Sep 2004
	(Amounts in Millions)	
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7, 14 and 15)		
Balance at beginning of year, as previously reported	**₱827**	₱2,951
Prior period adjustments arising from customers' refund (Note 1)	**-**	-
Change in accounting for provisions and intangible assets (see Note 2)	**-**	-
Balance at beginning of year, as restated	**827**	2,951
Net income	**(243)**	2,248
Depreciation on appraisal increase in utility plant and others	**342**	442
Depreciation on share in revaluation increment of subsidiaries and an associate	**-**	–
Revaluation increment of disposed utility plant and others		
Cash dividend on preferred stock – 2% for the year 2003	**-**	-
Transfers from (to) appropriated retained earnings	**-**	(200)
Balance, end of month	**926**	5,441
APPROPRIATED RETAINED EARNINGS (Note 14)		
Balance at beginning of year	**-**	-
Transfers from (to) unappropriated retained earnings	**200**	200
Balance, end of month	**200**	200
	₱38,153	₱49,155

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2005	2004	2005	2004
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	(₱650)	₱1,200	(P560)	₱1,274
Adjustments for:				
Depreciation and amortization	944	1,104	996	1,155
Interest expense on loans	547	450	581	513
Other financial charges	32	56	32	56
Franchise tax expense	25	196	27	199
Interest expense on customers' deposits	425	299	425	299
Interest and dividend income	(202)	(148)	(205)	(152)
Provision for doubtful accounts	0	0	4	18
Equity in net (earnings) losses of investees	0	(160)	(13)	(126)
Minority interest	–	-	49	33
Other provisions	528	819	570	1,398
Provision for (recovery of) probable losses on disallowed receivables	59	109	59	109
Operating income before working capital changes	1,708	3,925	1,965	4,776
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Receivables	1,783	1,049	1,625	1,155
Inventories	(218)	(101)	(167)	(30)
Other current assets	38	(29)	31	16
Estimated liability for project development	-	-	253	(438)
Increase in:				
Accounts payable and other current liabilities	1,220	1,794	1,433	1,901
Other non-current liabilities	807	1,017	834	1,027
Customer's refund-current	(63)	(1,099)	(63)	(1,099)
Net cash generated from operations	5,275	6,556	5,911	7,308
Franchise tax paid	(1,365)	(979)	(1,365)	(979)
Interest paid	(331)	(299)	(384)	(363)
Income tax paid	0	0	0	0
Interest and dividend received	202	148	205	152
Cash flow from ordinary activities	3,781	5,426	4,367	6,118
Customers' refund paid	(40)	(134)	(40)	(134)
Net cash provided by operating activities	3,741	5,292	4,327	5,984

(Forward)

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2005	2004	2005	2004
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱1,072)**	(₱1,283)	**(₱1,270)**	(₱1,827)
Decrease (increase) in:				
Other receivables	**269**	5	**273**	6
Other non-current assets	**287**	(985)	**310**	(1,006)
Land and development costs	–	–	**49**	-
Other current liabilities	**350**	(880)	**400**	(711)
Increase(decrease) in investments and advances	**0**	61	**(10)**	107
Increase(decrease) in other property and equipment	**401**	(562)	**478**	(644)
Adjustments to utility plant	-	-	-	-
Net cash used in investing activities	**235**	(3,644)	**230**	(4,075)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	-	-	-	(1)
Long-term debt	**(301)**	(414)	**(649)**	(529)
Proceeds from:				
Notes payable	-	-	-	-
Long-term debt	-	-	-	-
Advance payment received from a customer	–	-	–	-
Increase in customers' deposits	**461**	280	**461**	280
Dividends paid on preferred stock	-	-	-	-
Proceeds from issuance of and subscriptions to:				
Preferred stock	**15**	395	**15**	395
Common stock	–	-	-	-
Redemption of preferred stock	**(10)**	(162)	**(10)**	(162)
Increase (decrease) in minority interest	–	–	**48**	33
Net cash provided by (used in) financing activities	**165**	99	**(135)**	16
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**4,141**	1,747	**4,422**	1,925
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**7,117**	3,675	**7,576**	4,019
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱11,258**	₱5,422	**11,998**	₱5,944

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Nine-Months Ended September 30			
	2005	2004	**2005**	2004
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**(₱398)**	₱3,247	**(140)**	₱3,442
Adjustments for:				
Depreciation and amortization	**2,840**	3,513	**2,996**	3,670
Interest expense on loans and financial charges	**1,501**	1,406	**1,648**	1,638
Other financial charges	**132**	214	**132**	214
Franchise tax expense	**168**	493	**175**	500
Interest expense on customers' deposits	**1,201**	450	**1,201**	450
Interest and dividend income	**(503)**	(364)	**(322)**	(401)
Provision for doubtful accounts	**0**	0	**7**	27
Equity in net (earnings) losses of investees	**0**	(442)	**(42)**	(308)
Minority interest	**–**	-	**146**	94
Other provisions	**868**	1,479	**(1,599)**	1,819
Provision for (recovery of) probable losses on disallowed receivables	**177**	328	**177**	328
Operating income before working capital changes	**5,986**	10,324	**4,379**	11,473
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Receivables	**1,279**	276	**(1,406)**	(348)
Inventories	**(375)**	(140)	**(284)**	(199)
Other current assets	**10**	15	**(218)**	(170)
Estimated liability for project development	**0**	0	**3,577**	(458)
Increase in:				
Accounts payable and other current liabilities	**1,921**	5,657	**1,480**	5,521
Other non-current liabilities/refund-non-current	**3,041**	(638)	**3,783**	(8,035)
Customer's refund - current	**(771)**	(3,650)	**(772)**	(3,650)
Net cash generated from operations	**11,091**	11,844	**10,539**	4,134
Franchise tax paid	**(3,936)**	(2,989)	**(3,936)**	(2,989)
Interest paid	**(1,343)**	(1,232)	**(1,570)**	(1,710)
Income tax paid	**0**	0	**0**	(4)
Interest and dividend received	**503**	364	**322**	401
Cash flow from ordinary activities	**6,315**	7,987	**5,355**	(164)
Customers' refund paid	**(142)**	(449)	**(142)**	(449)
Net cash provided by operating activities	**6,173**	7,538	**5,213**	(613)

(Forward)

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	Parent Company		Consolidated	
	Nine- Months Ended September 30			
	2005	2004	**2005**	2004
	(Amounts in Millions, Except Per Share Data)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱3,107)**	(₱3,872)	**(₱4,186)**	(₱6,545)
Decrease (increase) in:				
Other receivables	**202**	74	**164**	530
Other non-current assets	**2,120**	(18)	**2,129**	(1,013)
Land held for future development	–	–	**196**	140
Inc(dec) in estimated liability for project development	-	-	-	-
Increase(decrease)in investments and advances	**181**	(116)	**3,492**	3,433
Increase (decrease) in other property and equipment	**956**	294	**576**	112
Adjustments of appraisal increase in utility plant	-	-	-	8,368
Net cash used in investing activities	**352**	(3,638)	**2,371**	5,025
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**0**	(490)	**(19)**	(526)
Long-term debt	**(1,365)**	(4,236)	**(2,088)**	(4,236)
Proceeds from:				
Notes payable	**0**	0	-	-
Long-term debt	**0**	0	-	-
Advance payment received from a customer	–	-	–	-
Increase in customers' deposits	**1,417**	388	**1,417**	388
Dividends paid on preferred stock	**0**	0	-	0
Proceeds from issuance of and subscriptions to:				
Preferred stock	**616**	1,033	**616**	1,033
Common stock	**(1)**	82	**(1)**	82
Redemption of preferred stock	**(311)**	(362)	**(311)**	(362)
Increase (decrease) in minority interest	–	–	**(118)**	(167)
Net cash provided by (used in) financing activities	**356**	(3,585)	**(504)**	(3,788)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**6,881**	315	**7,080**	624
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**4,377**	5,107	**4,918**	5,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱11,258**	₱5,422	**11,998**	₱5,944

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution and supply of electricity covering 11 cities and municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,937 by the end of September 30,2005, 5,961 by the end of September 30, 2004 and 5,963 by the end of December 31, 2004. On a consolidated basis, the number of employees was 6,551 as of September 30, 2005, 6,553 as of September 30, 2004 and 6,573 by the end of 2004. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

b. Regulation and Franchise Renewal

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidate the Parent Company's 50 franchises servicing 23 cities and 88 municipalities in Metro Manila and in six surrounding provinces.

c. Unbundling Rate Case Filed with the Supreme Court (SC)

On April 14, 2000, the Parent Company filed with the ERB an application for a P0.30 per kWh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001.

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On June 17, 2002, the ERC issued an Order consolidating the Parent Company's P0.30 per kWh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedited the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of P0.17 per kWh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consists of P0.0835 per kWh increase reflecting higher generation and transmission charges and a P0.0865 per kWh increase in Parent Company-related charges (distribution, supply, and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of the March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to ERC for further proceedings. It also ordered ERC to direct the Commission of Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On February 9, 2005, the Parent Company filed with the Supreme Court a motion for a 30-day extension of the period within which to file a petition for the review of the CA decision. The ERC filed with the SC on February 11, 2005 a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on

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substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company filed a petition for review with the SC on March 11, 2005, the Parent Company has provided for these losses amounting to ₱9,824 million (its tax effect of ₱3,144 million is presented as part of "Provision for (benefit from) income tax" account in the 2004 statement of income). For the first quarter ended March 31, 2005, the Parent Company provided for probable losses amounting to P1,411 million. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case.

d. Supreme Court (SC) Decision on the ₱0.167 Refund

On April 30, 2003, the Third Division of the SC denied the "Urgent Motion for Consideration" filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kilowatt-hour for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of P1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company proposed to the ERC that the refund will be carried out in four phases, in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential, customers, who account for the Company's lower-income customers. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kilowatt-hours or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kWh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kilowatt-hours of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, which will involve refunds to commercial and industrial customers and all other customers not covered by Phases I – III, the Parent Company has submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 400 kwh. Phase IV-B will cover medium, large, very large and extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater

than or equal to 400 kWh. The Parent Company has proposed to commence Phase IV this year through fixed credit to bills over a period of 36 and 63 months, for Phases IV-A and IV-B, respectively. In addition, qualified customers under Phase IV-B will be given the option to receive a financial instrument with a liquidity feature.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006 and ordered the Parent Company to submit specific details on the implementation of Phase IV-B. However, the Parent Company was informed by the Bureau of Internal Revenue (BIR) that it will impose a withholding income tax on the refund to customers under Phase IV and will appoint the Parent Company as its withholding agent. The Parent Company, thus filed a Manifestation and Motion with the ERC last January 28, 2005, requesting for an indefinite deferment of the implementation of Phase IV-A until BIR releases the revenue regulation and to allow the Parent Company to prepare for compliance with the BIR guidelines. The Parent Company is still evaluating its implementation proposal for Phase IV-B and will submit this to ERC soon.

As of September 30, 2005, the balance of the refund for each of the four phases follows:

Phase	Balance Beginning	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱420	₱22	₱ 39	₱359
II	350	27	32	291
III	1,092	93	558	441
IV	18,689	–	–	18,689
	₱20,551	₱142	₱629	₱19,780

Based on the Parent Company's proposed scheme, customer refunds estimated to be made the following year amounting to ₱4,638 million is shown as part of current liabilities in the September 30, 2005 balance sheet.

Certain consumer groups have asked the ERC to clarify whether or not the Parent Company will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision as not requiring the Parent Company to pay interest. Furthermore, Phases I, II, III and IV-A of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount. The ERC in its Order dated January 6, 2005 ruled that there was no legal basis for the payment of interest on the refund.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation

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The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

Adoption of New Statement of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in 2004:

SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred income tax liabilities are recognized for all taxable temporary differences. The adoption of IAS 12 resulted in the recognition of deferred tax liability on revaluation increment. This resulted in an increase in net income by ₱323 million and ₱360 million in 2004, and 2003, respectively. The change also decreased the beginning consolidated stockholders' equity by ₱9,249 million, ₱8,914 million and ₱8,185 million in 2004, 2003 and 2002, respectively, due to the recognition of deferred tax liabilities on the following:

	2004	2003
	Amounts in Millions	
Appraisal increase in utility plant & others	₱8,783	₱8,365
Share in revaluation increment of Subsidiaries and an associate	466	549

SFAS 17/IAS 17, "Leases," prescribes the accounting policies and disclosures that apply to finance and operating leases. The standard requires the recognition of operating lease on a straight-line basis over the term of the lease. The effect of adopting SFAS 17/IAS 17 is not material.

New and Revised Accounting Standards Effective in 2005

New accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS) or Philippine Financial Reporting Standards

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(PFRS), will become effective in 2005. The Company will adopt the following relevant new accounting standards effective January 1, 2005:

PAS 19, "Employee Benefits," requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires companies to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. Based on actuarial valuation dated December 31, 2004 computed under PAS 19, the unfunded liability as of December 31, 2004 amounted to ₱4,617 million. Adoption of PAS 19 will result in an estimated increase in total liabilities by ₱4,617 million. The recognition of said liability may be done on either a one-time retroactive basis or over a period of five years.

PAS 21, "The Effects of Changes in Foreign Exchange Rates," will result in the elimination of the capitalization of foreign exchange losses. The Company believes that the financial statement impact of the adoption of this standard will not be material (see accounting policy on "Foreign Currency Transactions").

PAS 32, "Financial Instruments: Disclosure and Presentation," covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the company, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Accordingly, the Company's preferred shares, amounting to ₱2,382 million as of December 31, 2004, will be reclassified as debt and the dividends will be treated as interest expense. Retained earnings will be reduced by ₱149 million and ₱83 million in 2004 and 2003, respectively. Accumulated and unpaid dividends amounting to approximately ₱275 million will be reclassified to accrued interest payable.

PAS 39, "Financial Instruments: Recognition and Measurement," establishes the accounting and reporting standards for the recognition and measurement of a company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

PAS 39 prescribes the use of effective interest rate method in amortizing transaction costs related to financial instruments, including debt issue costs.

PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. A company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

The Company has formed a team to quantify the impact of adopting PAS 32 and PAS 39 and is currently reviewing its existing processes and information systems to determine the required changes in order to comply with the requirements of PAS 32 and PAS 39. The Company expects increased volatility in net earnings due to fair value accounting for financial instruments.

PAS 40, "Investment Property," prescribes the accounting treatment for investment property and related disclosure requirements. This standard permits the Company to choose either the fair value model or cost model in accounting for investment property. Fair value model requires an investment property to be measured at fair value with fair value changes recognized directly in the statements of income. Cost model requires that an investment property should be measured at depreciated cost less any accumulated impairment losses. The Company is yet to decide its preference on the models after it has completed its evaluation of the overall impact of PFRS conversion which is currently ongoing.

PFRS 2, "Share-Based Payments", requires the recognition of goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. The adoption of PFRS 2 will impact the equity-settled awards granted by the Company after November 7, 2002 that had not vested as of January 1, 2005, the date of adoption.

The main impact of PFRS 2 on the Company is the expense recognition of the employees' stock option value using a stock option-pricing model. The adoption of PFRS 2 is expected to result in a decrease in the net assets by ₱110 million. The decrease in net assets will result from the reclassification of capital stock account to deposit liability account.

The adoption of PFRS 2 will not significantly change the Company's basic and diluted earnings per share.

In addition to the standards above, the Company will adopt the following new standards on January 1, 2005:

PAS 1, "Presentation of Financial Statements", provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or non-current; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments that management has made in the process of applying the entity's accounting policies. It also requires changes in the presentation of minority interest in the balance sheets and statements of income. It also requires the liability to be classified as current at the balance sheet date even if, after the balance sheet date and before the financial statements are authorized for issue, the lender has agreed not to demand payment as a consequence of the breach. The adoption of PAS 1 would result in additional disclosures and presentation changes in the financial statements.

PAS 16, "Property, Plant and Equipment", provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. It also requires that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration, the obligation for which the Company incurs as a consequence of installing the item or of using the item during a particular period for purposes other than to produce inventories during that period. The Company has yet to determine the impact of these new requirements as quantification will require detailed evaluation of significant items of property, plant and equipment as well as determination of the existence of any constructive and/or legal obligation related to the dismantlement, removal or restoration of certain of its property, plant and equipment. In the 2005 financial statements, the financial statement impact, if any, of these new provisions will be adjusted retroactively and prior years' financial statements will be restated accordingly.

PAS 27, "Consolidated and Separate Financial Statements", reduces alternatives in accounting for investments in the separate financial statements of a parent, venturer or investor. Investments in subsidiaries will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the parent to make appropriate adjustments to the subsidiary's financial statements to conform them to the parent's accounting policies for reporting like transactions and other events in similar circumstances.

PAS 28, "Investments in Associates", reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

PAS 31, "Interests in Joint Ventures", reduces the alternatives in accounting for interests in joint ventures in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements.

When the Company adopts PAS 27, PAS 28 and PAS 31 in 2005, its investments in associates and in a joint venture will be accounted for under cost method in the parent company financial statements. Accordingly, the adoption will increase (decrease) the following accounts in the parent company financial statements:

	December 31	
	2004	2003
	Amounts in Millions	
Beginning retained earnings	**(₱859)**	(₱727)
Carrying amount of investments	**(2,132)**	(1,976)
Share in revaluation increment of subsidiaries and an associate	**(1,152)**	(1,334)
Share in cumulative translation adjustment of an associate	**(25)**	(35)
Net income	**(146)**	50

PFRS 1, "First-Time Adoption of Philippine Financial Reporting Standards", requires an entity to comply with PFRS effective at the reporting date for its first PFRS financial statements. In particular, the PFRS requires an entity to do the following in the opening PFRS balance sheet that it prepares as a starting point for its accounting under PFRS: (a) recognize all assets and liabilities whose recognition is required by PFRS; (b) not recognize items as assets and liabilities if PFRS do not permit such recognition; (c) reclassify items that it recognized under previous generally accepted accounting principles as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under PFRS; and (d) apply PFRS in measuring all recognized assets and liabilities. Any additional disclosure requirements by this standard will be presented accordingly.

The following new standards will also be adopted in 2005 but are expected to have no material impact to the Company. Required disclosures will be included in the 2005 financial statements where applicable.

PAS 2, "Inventories", reduces the alternatives for measurement of inventories. It does not permit the use of the last-in, first-out formula to measure the cost of inventories.

PAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omission or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting error.

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PAS 10, "Events After the Balance Sheet Date", provides a limited clarification on the accounting for dividends declared after the balance sheet date.

PAS 17, "Leases", provides a limited revision to clarify the classification of a lease of land and building and prohibits the expensing of initial direct costs in the financial statements of the lessors.

PAS 24, "Related Party Disclosures", provides additional guidance and clarity in the scope of the standard, the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

PAS 33, "Earnings per Share", provides additional guidance and illustrative examples on selected complex matters in the computation of earnings per share, such as the effects of contingently issuable shares; potential ordinary shares of subsidiaries, joint ventures or associates; participating equity instruments; written put options; purchased put and call options; and mandatorily convertible instruments.

PFRS 5, "Non-current Assets Held for Sale", specifies the accounting for assets held for sale and the presentation and disclosure of discontinued operations. It requires assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and the depreciation on such assets to cease. Furthermore, assets that meet the criteria to be classified as held for sale should be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the statements of income.

The Company is presently evaluating the financial statement impact of the forthcoming new standards that will be effective in 2005 and will decide on the most appropriate accounting treatment once the quantification of the various effects have been substantially completed.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			Sep'05	Sep'04	Dec2004
Meralco Energy, Inc.	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc.	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management	Philippines	Research &Development	**100**	100	100
Meralco Financial Services Corporation	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**38***	38	38
CIS	Philippines	Systems Development	**51**	51	51
Rockwell	Philippines	Real Estate	**51**	51	51

* *Ownership interest reduced to 38%. and was deconsolidated in 2004.*

Subsidiaries are consolidated from the date on which control is transferred to the Parent Company and cease to be consolidated from the date on which control is relinquished and transferred out of the Company.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation (MIESCOR), Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell). For 2003 and 2002, these also include Batangas Cogen.

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates

The Parent Company's investments in associates, entities which Parent Company owns at least 20% or has significant influence and are neither subsidiaries nor joint ventures, are accounted for under the equity method of accounting in the financial statements. They are carried in the balance sheets at cost plus post-acquisition changes in the Parent Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Parent Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

Investments in Real Properties

Investments in real properties represent land, buildings, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments

All other investments held on a long-term basis are carried at cost less any impairment in value and are included in "Investments - at cost" account in the balance sheets.

Utility Plant and Others

Utility plant and others are stated at revalued amounts less Currency Exchange Rate Adjustment (CERA) recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a firm of qualified independent appraisers.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as additional costs of utility plant and others.

A two-year lag exists in the recording of appraised values except for 2003, where the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the date of the financial statements. For practical purposes, the Parent Company has consistently adopted the lag in recording.

Additions to utility plant and others subsequent to the last appraisal date are stated at cost. Recorded appraisal increase is reduced by the amount being recovered through the CERA II Clause for Debt Service. Any increase in the utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account in the balance sheets. Any decrease is first offset against the increase on earlier valuation with respect to the same property and is thereafter charged to current operating income. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Parent Company's new base exchange rate of ₱40.081, it is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and any impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain sub-transmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, depreciation of utility plant and others is computed using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Buildings and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of utility plant and others is computed based on the double-declining balance method.

Depreciation of assets of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱75 million (included in the consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful lives and depreciation methods are reviewed periodically to ensure that the periods and methods of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress of sub-transmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Impairment of Assets

The carrying values of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized initially as a reduction of the respective appraisal increase of the impaired asset and any excess as a charge to current operations. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however, not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognized for the asset in prior years.

Land and Development Costs

Subdivided and un-subdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

US SEC
File No. 82-3237

Deferred Pass-through Fuel Costs

Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising from the restatement of deferred pass-through fuel costs are deferred as these costs will be passed on to customers upon consumption.

Debt Issuance Costs

Debt issuance costs are deferred and amortized using the straight-line method and are removed from the accounts when the loans are fully settled or restructured.

Intangible Assets

Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to a corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables

Receivables are recognized and carried at original invoice amount or face value less an allowance for any un-collectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories

Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, construction costs and borrowing costs incurred during construction. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

US SEC
File No. 82-3237

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Interest income is recognized as the interest accrues. The following specific recognition criteria must also be met before revenue is recognized:

Parent Company

Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

- Basic Charge. This charge allowed the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kWh.

- CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate, respectively.

- PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. This represents changes in the Parent Company's purchased power cost beyond the base level of ₱1.7845 per kWh incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC on December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(c), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA were the mechanisms by which the Parent Company was able to reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA were fixed until such time that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms still allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of a year are reversed or accrued.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kWh starting February 1, 2005 until January 2007.

MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the Company's construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the balance sheets.

Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues" account in the statements of income) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

CIS

- Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.
- Consultancy fees are recognized when software services are rendered.
- Sales from computer equipment and peripherals are recognized when goods are delivered.

e-MVI and MEI

- Revenue is recognized when services have been rendered.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from restatement of foreign currency denominated loans to the current exchange rate are deferred (included as part of "Other non-current assets" account in the balance sheets) and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recoverable through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

US SEC
File No. 82-3237

Retirement Costs

The Parent Company has a funded, noncontributory defined benefit retirement plan for substantially all of its permanent employees. Effective 2003, retirement costs of the Parent Company are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs of the Parent Company were actuarially determined using the entry age normal funding method. The effect of the change on the financial statements is not material.

Certain subsidiaries provide for retirement benefits based on projected unit credit method or entry age normal funding method.

Stock Ownership Plan

The Parent Company has a stock ownership plan for its management and employees to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Leases

Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of MCIT and NOLCO can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures.

US SEC
File No. 82-3237

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rate that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amounts paid to or received from counter parties under these interest rate structures are recorded as interest expense in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Mark-to-market values are presented in the related notes for disclosure purposes only.

Subsequent Events
Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Subsequent events that are not adjusting events are disclosed in the notes when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.

The real estate segment is involved in real estate development and leasing.

The services segment is involved principally of engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Segment assets and segments results for 2003 and 2002 have been restated to reflect the effect of change in policy with respect to income tax (see Note 2).

The Company operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

Business Segment Data

As of September 30, 2005 and 2004 (Unaudited) and as of Dec. 31, 2004 (audited)

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Sep-2005	Sep-2004	Dec 2004	Sep-2005	Sep-2004	Dec-2004	Sep-2005	Sep-2004	Dec-2004	Sep-2005	Sep-2004	Dec-2004	Sep-2005	Sep-2004	Dec-2004
								(Amounts in Millions)							
Revenues															
External sales	**₱127,685**	₱104,942	₱147,614	**₱1,828**	₱2,014	₱2,705	**₱652**	₱699	₱1,272				**130,165**	107,655	₱151,614
Inter-segment sales		.	23	–	–	–	**265**	260	131	**(265)**	(260)	(131)			
Total revenues	**127,685**	104,942	147,637	**1,828**	2,014	2,705	**917**	959	1,403	**(265)**	(260)	(131)	**130,165**	₱107,655	₱151,614
Results															
Segment results	**1,923**	4,527	(1,425)	**411**	396	414	**143**	112	171	–	–	53	**2,477**	5,035	(7'
Extraordinary loss															
Interest and other charges – net													**(2,659)**	(1,901)	(3,478)
Equity in net earnings of investees													**42**	308	222
Minority interest													**(146)**	(94)	(118)
Provision for (benefit from) income tax													**43**	(1,100)	1,551
Net income (loss)			(1,425)			414			171			53	**(243)**	2,248	(2,610)
Other Information															
Segment assets	**157,907**	144,012	151,072	**12,867**	10,367	10,248	**1,544**	1,600	1,433	**(1,575)**	(2,352)	(1,670)	**170,743**	153,627	161,083
Deferred income tax assets															
Investments – at equity	**3,451**	4,254								**(1,634)**	(1,219)		**1,817**	3,035	1,846
Consolidated total assets	**161,358**	148,266	151,072	**12,867**	10,367	10,248	**1,544**	1,600	1,433	**(3,209)**	(3,571)	(1,670)	**172,560**	156,662	162,929
Segment liabilities	**123,206**	99,111	111,593	**6,607**	4,407	4,177	**1,625**	1,804	4,349	**121**	(495)	(405)	**131,559**	104,827	119,714
Deferred income tax liabilities															7,920
Minority interest															
Consolidated total liabilities			111,593			4,177			1,382			(405)			127,63
Capital expenditures	**3,107**	3,872	5,319	**34**	41	40	**1,045**	2,632	62	-	-	–	**4,186**	6,545	5,421
Depreciation and amortization	**2,840**	3,513	4,454	**144**	141	186	**12**	16	33	–	–	6	**2,996**	3,670	4,679
Noncash expenses other than depreciation and amortization	**177**	328	10,241			24			51		–	–	**177**	328	10,316

US SEC
File No. 82-3237

For the Quarters Ended September 30, 2005 and 2004 (Unaudited)

	Power Distribution		Real Estate		Services		Eliminations		Consolidated	
	Sep-2005	Sep-2004	**Sep-2005**	Sep-2004	**Sep-2005**	Sep-2004	**Sep-2005**	Sep-2004	**Sep-2005**	Sep-2004
					(Amounts in Millions)					
Revenues										
External sales	**₱44,621**	₱36,535	**₱651**	₱ 742	**₱257**	₱241			**45,529**	37,518
Inter-segment sales			–	–	**94**	83	**(94)**	(83)		
Total revenues	**44,621**	36,535	**651**	742	**351**	324	**(94)**	(83)	**45,529**	₱37,518
Results										
Segment results	**158**	1,700	**134**	153	**44**	33	–	–	**336**	1,889
Extraordinary loss										
Interest and other charges – net									**(910)**	(741)
Equity in net earnings of investees									**13**	126
Minority interest									**(48)**	(33)
Provision for (benefit from) income tax									**292**	(409)
Net income (loss)									**(317)**	832
Other Information										
Segment assets	**157,907**	144,012	**12,867**	10,367	**1,544**	1,600	**(1,575)**	(2,352)	**170,743**	153,628
Deferred income tax assets										
Investments – at equity	**3,451**	4,254					**(1,634)**	(1,219)	**1,817**	3,034
Consolidated total assets	**161,358**	148,266	**12,867**	10,367	**1,544**	1,600	**(3,209)**	(3,571)	**172,560**	156,662
Segment liabilities	**123,205**	99,111	**6,607**	4,407	**1,625**	1,804	**121**	(495)	**131,559**	104,826
Deferred income tax liabilities										
Minority interest										
Consolidated total liabilities										
Capital expenditures	**1,072**	1,283	**10**	13	**189**	531	–	–	**1,271**	1,827
Depreciation and amortization	**944**	1,104	**48**	46	**4**	5	–	–	**996**	1,155
Noncash expenses other than depreciation and amortization	**59**	109						–	**59**	109

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File No. 82-3237

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2004. Rockwell expects to turnover the "Manansala" units by December 2005. In January 2004, Rockwell launched the "Joya Lofts and Towers," a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 49% market take up by year end valued at ₱2,800 million. As of December 31, 2004, construction activities only involved excavation works. Total estimated cost to complete the project amounted to ₱4,700 million. Rockwell expects to complete the "Joya Loft and Towers" by 2008.

Total cash received from pre-selling activities of "Joya Loft and Towers" amounted to ₱762 million as of December 31, 2004 and is shown as "Deposits from pre-selling of condominium units" under "Accounts payable and other current liabilities" account in the 2004 consolidated balance sheet (see Note 17). As of September 30, 2005, substructure is currently 35% constructed and is ahead of schedule.

Condensed financial information for Rockwell, before inter-company elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	Sep 2005	Sep 2004	Dec 2004
		(Amounts in Millions)	
Trade and other receivables – net	**₱4,791**	₱1,967	₱2,188
Investment in real properties – net	**2,079**	2,405	3,606
Total Assets	**12,868**	10,104	10,263
Long-term debt	**1,643**	2,431	2,366
Estimated liability for project development	**4,269**	1,172	692
Total liabilities	**6,607**	4,040	4,216
Total stockholders' equity	**6,261**	6,064	6,048
Revenues	**1,828**	2,014	2,705
Costs and expenses	**1,616**	1,854	2,466
Net income (loss)	**212**	160	239

5. Utility Plant and Others

	Parent Company		Consolidated
	Sep-2005	Sep-2004	**Dec 2004**
	(Amounts in Millions)		
At cost:			
Sub-transmission and distribution	**₱73,119**	₱66,918	**P69,584**
Others	**17,147**	16,890	**18,831**
	90,266	83,808	**88,415**
Less accumulated depreciation	**27,636**	24,861	**26,735**
	62,630	58,947	**61,680**
Appraisal increase:			
Sub-transmission and distribution	**24,801**	22,730	**22,663**
Others	**14,389**	12,894	**12,796**
	39,190	35,624	**35,459**
Less accumulated depreciation	**10,347**	8,860	**8,761**
	28,843	26,764	**26,698**
	₱91,473	₱85,711	**88,378**

A qualified independent firm of appraisers performs valuations of utility plant and others periodically, with the latest valuation as of December 31, 2002.

Substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, and ₱84,848 million as of December 31, 2003 net of accumulated depreciation) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million and reduced the Parent Company's unfunded actuarial liability by the same amount.

A Memorandum of Agreement and Deed of Assignment conveying the title and ownership of the real estate properties have been executed between the Parent Company and the MPF. The corresponding taxes due were paid to the government.

US SEC
File No. 82-3237

The movement of Parent Company's utility plant and others for the year ended September 30, 2005 follows:

	Subtransmission and Distribution	Others	Total
	(Amounts in Millions)		
Appraised values:			
Beginning	₱92,247	₱29,477	₱121,724
Additions/Appraisal increase	5,839	1,947	7,786
Disposals/retirements	(52)	(2)	(54)
Reclassification & others	(114)	114	-
Ending	97,920	31,536	129,456
Accumulated depreciation:			
Beginning	28,760	5,633	34,393
Charge for the year	2,262	578	2,840
Disposals/retirements	(52)	(2)	(54)
Other adjustments/Appraisal Inc	925	(121)	804
Ending	31,895	6,088	37,983
Net book value – Sep 30, 2005	₱66,025	₱25,448	₱91,473
Net book value – Sep 30, 2004			₱85,711

6. Construction in Progress

	Parent Company	Consolidated	Consolidated and Audited
	Sep-2005	**Sep-2005**	Dec-2004
		(Amounts in Millions)	
Beginning	**₱4,623**	**₱4,623**	₱6,188
Additions	**3,526**	**3,907**	5,319
Transfers to utility plant and others	**(4,483)**	**(4,483)**	(6,951)
Reclassification from advance payment to suppliers and others	-	-	67
Ending	**₱3,666**	**₱4,047**	₱4,623

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱81 million, ₱49 million, and ₱97 million for the nine months ended September 30, 2005, June 31, 2004, and year ended December 2004, respectively.

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File No. 82-3237

7. Investments at Equity

The Company's subsidiaries, associates, and joint venture accounted for under the equity method follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	Sep-2005	Sep-2004	**Sep-2005**	Sep-2004	Dec-2004
Subsidiaries					
Meralco Energy, Inc.	**100**	100	–	–	–
e-Meralco Ventures, Inc.	**100**	100	–	–	–
Asian Center for Energy Management	**100**	100	–	–	–
Meralco Financial Services Corporation	**100**	100	–	–	–
MIESCOR	**97**	97	–	–	–
Computer Information Solutions	**51**	51	–	–	–
Rockwell Land Corp.	**51**	51	–	–	–
Batangas Cogen*	**38**	38	–	–	55
Associates					
First Private Power Corporation and Subsidiary (FPPC)	**40**	40	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35	35	35	35
Joint Venture					
Soluziona	**50**	50	50	50	50

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	**Consolidated**	**Consolidated & Audited**
	Sep 2005	**Sep 2005**	Dec 2004
		(Amounts in Millions)	
FPPC	**₱1,504**	**₱1,504**	₱1,691
Rockwell	**1,567**	–	–
GEPMICI	**88**	**88**	88
Others	**292**	**705**	67
	₱3,451	**₱2,297**	₱1,846

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱1,187 million and ₱859 million as of December 31, 2004 and 2003, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	FPPC	GEPMICI	FPPC	GEPMICI	FPPC	GEPMICI
	Sep 2005		Sep 2004		Dec 2004	
			(Amounts in Millions)			
Current assets	**₱1,986**	**₱329**	₱1,379	₱253	₱1,648	₱114
Noncurrent assets	**2,790**	**44**	3,302	40	3,030	15
Current liabilities	**909**	**101**	903	46	1,278	40
Noncurrent liabilities	**784**	**–**	1,351	–	1,389	–
Net assets	**3,083**	**272**	2,427	247	2,011	89
Revenues	**2,140**	**323**	2,197	308	2,951	157
Costs and expenses	**1,305**	**303**	1,455	(321)	1,999	160
Net income	**835**	**20**	742	(13)	952	(3)

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	Sep 2005	Sep 2004	Dec 2004*
		(Amounts in Millions)	
Current assets	**₱86**	₱83	₱84
Noncurrent assets	**16**	8	9
Current liabilities	**(29)**	(31)	(30)
Noncurrent liabilities	**-**	-	-
Net assets	**₱73**	₱60	₱63
Revenues	**₱171**	₱108	₱151
Costs and expenses	**162**	93	133
Net income	**₱9**	₱15	₱18

* *consolidated*

8. Investments in Real Properties and at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱322 million and ₱332 million as of December 31, 2004 and 2003, respectively. No borrowing costs were capitalized starting 2001.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI with a par value of ₱1,000 per share. As of December 31, 2004, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱42 million (₱27 million in 2003 and in 2002), and ₱194 million (₱210 million in 2003 and 2002), respectively (shown as part of "Investments - at cost" account in the consolidated balance sheets).

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As discussed in Note 15(b), investments in real properties of Rockwell with a carrying value of ₱3,425 million as of December 31, 2004, serve as collateral on certain long-term debt of Rockwell.

The Company separately discloses investments in real properties and investments at cost in the balance sheets.

9. Other Non-current Assets

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2005	**Sep 2005**	Dec 2004
		(Amounts in Millions)	
Deferred pass-through fuel costs (see Note 20)	**₱12,969**	**₱12,969**	₱13,031
Deferred foreign exchange adjustments	**4,329**	**4,329**	5,993
Deferred PPA – Non current	**3,386**	**3,386**	6,000
Prepaid income tax – net of current portion	**-**	**-**	-
Intangible assets – net	**-**	**-**	-
Unamortized debt issuance costs	**729**	**729**	768
Deferred income tax	**-**	**-**	-
Input value added tax (VAT) and creditable withholding tax	**817**	**817**	1,273
Others	**2,849**	**3,494**	788
	₱25,079	**₱25,724**	₱27,853

a. Deferred pass-through fuel costs

Deferred pass-through fuel costs represents the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" - see Notes 20 and 27(a), due to the constrained dispatch imposed on them by the National Power Corporation (NPC)/National Transmission Corporation (TransCo). Both FGPC's 1,000 megawatt (MW) Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas for the years ended December 31, 2004, and 2003 for such unconsumed gas amounted to US$82 million, and US$64 million, respectively. Such unconsumed gas can be utilized over a period of 10 years up to 2014. The payment term is dependent upon the outcome of the dispute described between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation). The liability to First Gas is interest-bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest expense for the years ended December 31, 2004 and 2003 amounted to ₱366 million and ₱152 million, respectively.

A dispute has arisen between First Gas and the Gas Sellers under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers.

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File No. 82-3237

First Gas intends to vigorously pursue its dispute with Gas Sellers under the GSPA. Management of First Gas, based on the advice of its legal counsel, does not expect the resolution through arbitrations of said disputes to happen within the next two to two and a half years.

Consequently, the Parent Company's obligations to pay for unconsumed gas for 2004 and 2003 would also be deferrable until the resolution of the dispute. The liability on unconsumed gas, amounting to ₱12,969 million and ₱8,389 million as of September 30, 2005 and September 30, 2004, respectively, is presented as a non-current liability and is shown as "Liability arising from deferred pass-through fuel costs" in the balance sheets. The related liability for interest amounting to ₱984 million and ₱422 million as of September 30, 2005 and September 30, 2004 is shown as part of "Other non-current liabilities" account in the balance sheets.

The beneficiaries of the dispute are the Parent Company and the consumers who will benefit from any reduction in the cost of natural gas, as the cost of fuel is a pass-through cost. In case First Gas loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, it will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

b. Deferred PPA

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing unbilled PPAs. The Parent Company filed a MR on May 7, 2002 which the ERC denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9,269 million as of September 30, 2002, only ₱7,180 million can be billed to the customers. The difference of ₱2,089 million, which was not allowed to be recovered from customers by the ERC, pertains to anti-pilferage campaign expenses of ₱1,279 million and VAT savings in Independent Power Producers' (IPP) costs of ₱810 million which were reflected in residential customers' bills as part of the ₱0.30 per kWh mandated rate reduction (MRR) provided for in Section 72 of RA No. 9136.

The Parent Company has written-off the portion related to anti-pilferage campaign expenses of ₱1,279 million. Of this amount, ₱401 million is reflected as reduction in revenue while ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002 statement of income. Pending final resolution by ERC and the competent Court, the Parent Company provided an allowance and a provision for probable losses for the remaining portion of the disallowances by the ERC amounting to ₱810 million. In a letter dated October 30, 2002, the ERC ordered the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings in IPP costs as part

of the MRR. The Parent Company continued to absorb a portion of the 30 centavos MRR reduction pending ERC's final resolution.

Of the total approved deferred PPA in 2002, ₱1,545 million pertains to transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002. The Parent Company has provided an allowance of ₱829 million for this portion and the provision is included in "(Recovery of provision for) probable losses on disallowed receivables" account in the 2002 statement of income.

Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges. A portion of the transmission line fee charges for the year ended December 31, 2003 amounting to ₱523 million, is shown as part of "Recovery of (provision for) probable losses on disallowed receivables" account in the 2003 statement of income. The provisioning for both periods were estimated based on previous ERC Decision.

While the ERC in the same order has allowed the Parent Company to collect ₱5,635 million (₱7,180 million less ₱1,545 million) of the total deferred PPA as of 2002, the manner and schedule for the collection were not specified.

In ERC's Decision on the Parent Company's rate unbundling case dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,635 million through its rates to customers by an amount equivalent to ₱0.0875 per kWh over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kWh as deferred PPA recovery. This additional ₱0.0127 per kWh, together with the ₱0.0875 per kWh collection which started in the billing month of April 2003, brings to ₱0.1002 per kWh the total deferred PPA recovery that will be incorporated in the Generation Charge component of the customers' bills.

On December 8, 2003, the Parent Company made its first application under the GRAM covering the period May to September 2003 supply months. An amended application was filed on January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kWh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the VAT savings passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated VAT savings passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kWh to the deferred PPA component of the Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

In an Order dated September 20, 2004, ERC resolved pending issues on the recoverability

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of QPPL transmission line costs from the Parent Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of ₱843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, the Parent Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of NPC". Accordingly, the Parent Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million, was computed based on the said ERC Order.

Based on the collection period approved by the ERC, current and non-current portion of the deferred PPA is as follows:

	2004	2003
	(Amounts in Millions)	
Current [shown as part of "Notes and customers" accounts (see Note 11)]	**₱3,377**	₱2,619
Non-current – net	**6,000**	3,487
Total	**₱9,377**	₱6,106

c. CERA II

CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

d. Unamortized debt issuance costs
The movement of this account is as follows:

	Parent Sep 2005	Consolidated Sep 2005	Consolidated & Audited 2004
		(Amounts in Millions)	
Balance, beginning of year	**₱768**	₱768	₱726
Additions	**54**	54	438
Amortization	**(93)**	(93)	(149)
Write off	**0**	0	(247)
Balance, end of year	**₱729**	₱729	₱768

e. Intangible assets

Intangible assets represent mainly software cost, consultancy fees and other development expenditures related to the Parent Company's corporate-wide computerization program.

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Amortization (shown as part of "Depreciation and amortization" account in the statements of income) charged to operations amounted to ₱194 million for the six months ended June 30, 2004, and since it was fully amortized as of December 31, 2004, no charges has been made as of September 30, 2005.

10. Cash and Cash Equivalents

	Parent Company	Consolidated	Audited
	Sep 2005	**Sep 2005**	Dec 2004
		(Amounts in Millions)	
Cash on hand and in banks	**₱1,944**	**₱2,684**	₱2,690
Short-term investments	9,314	9,314	2,228
Others	-	-	-
	₱11,258	**₱11,998**	₱4,918

Cash in banks earns interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

11. Receivables

	Parent Company	Consolidated	Audited
	Sep 2005	**Sep 2005**	Dec 2004
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱11,189**	**₱11,189**	₱11,036
Unbilled	**13,831**	13,831	15,455
Trade receivables of subsidiaries	-	**5,180**	2,529
Related parties (see Note 20)	**329**	**329**	178
Others	**539**	**539**	872
	25,888	**31,068**	30,070
Less allowance for doubtful accounts	**1,358**	**1,358**	1,602
	₱24,530	**₱29,710**	₱28,468

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the succeeding months.

12. Inventories

	Parent Company	Consolidated	Audited
	Sep 2005	**Sep 2005**	Dec 2004
		(Amounts in Millions)	
At net realizable value:			
Materials and supplies	**₱1,224**	**₱1,260**	₱865
Condominium units for sale-at net realizable value	–	**88**	199
	1,224	**1,348**	1,064

13. Other Current Assets

	Parent Company	Consolidated	Audited
	Sep 2005	**Sep 2005**	Dec 2004
		(Amounts in Millions)	
Current portion of prepaid income tax (see Note 23)	**₱537**	**₱537**	₱538
Advance payments to suppliers	59	59	70
Others	-	309	79
	₱596	**₱905**	₱687

14. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Sep 2005	Sep 2004	Audited Dec 2004
		(Amounts in Millions)	
Preferred stock – 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B – 260,021,705 shares in September 2005, 207,745,182 shares in September 2004, and 229,531,445 shares in Dec 2004	**₱2,600**	₱2 ,077	**₱2,295**

	Sep 2005	Sep 2004	Audited Dec 2004
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 997,571,301 shares in September 2005, 997,530,224 shares in September 2004 and 997,571,301 shares in Dec 2004	**₱9,976**	₱9,975	₱9,976
Subscribed – 9,579,985 shares in Sep. 2005, 9,905,083 shares in Sep. 2004 and 9,779,985 shares in Dec 2004	96	99	98
	₱10,072	₱10,074	₱10,074

The Articles of Incorporation of the Parent Company was amended in a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to reflect the increase in its authorized capital stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares. The Parent Company has not yet filed the Amended Articles of Incorporation with the Securities and Exchange Commission (SEC).

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension of service or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers.

Movement of capital stock follows:

	Sep 2005	Sep 2004	Audited Dec 2004
Preferred stock:			
Balance at beginning of year	**229,531,445**	140,655,458	140,655,458
Issuance of shares	**61,573,810**	103,330,259	97,360,644
Redemption of shares	**(31,083,550)**	(36,240,535)	(8,484,657)
Balance at end of year	**260,021,705**	207,745,182	229,531,445
Common stock:			
Issued:			
Balance at beginning of year	**997,571,301**	997,473,465	997,473,465
Issuances of shares	**630,004**	0	97,836
Balance at end of year	**998,201,305**	997,473,465	997,571,301
Subscribed:			
Balance at beginning of year	**9,779,985**	1,787,996	1,787,996
Issuance of shares	**(630,004)**	-	(97,836)
Additional subscriptions	**0**	8,173,846	8,165,941
Cancelled subscriptions	**(128,146)**		(76,116)
Balance at end of year	**9,021,835**	9,961,842	9,779,985

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

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Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the annual stockholders meeting held on June 24, 2003. The Amended Articles of incorporation was filed with SEC on July 29, 2003 and was approved on August 4, 2003.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	Sep 2005	Sep 2004	Dec 2004
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**20,999,335**	12,909,510	12,909,510
Additional subscriptions		8,173,846	8,165,941
Cancellations	**(128,146)**		(76,116)
Balance at end of quarter/year	**20,871,189**	21,083,356	20,999,335
Options unexercised at end of the quarter/year	**4,128,811**	3,916,644	4,000,665

The cancellation of the ESOP subscription is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and capital in excess of par value in the statements of changes in stockholders' equity. It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

During the ESOP 12th Offering ("Centennial Offering"), 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan. The period of effectivity of this offering is from March 1, 2004 to February 28, 2009.

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c. Retained Earnings

On July 28, 2003, the BOD approved a resolution to revert the appropriated retained earnings of ₱12,600 million to un-appropriated retained earnings.

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the un-appropriated retained earnings to appropriated retained earnings for the Parent Company's self-insurance requirements.

The Company's retained earnings are restricted to the extent of the following:

i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,187 million as of December 31, 2004; and

ii. Appraisal increase in utility plant and others and share in revaluation increment of an associate totaling to ₱21,506 million as of September 30, 2005.

15. Long-term Debt

	Parent Company	Consolidated	Audited & Cons
	Sep 2005	Sep 2005	Dec 2004
		(Amounts in Millions)	
Secured	**₱21,798**	**₱23,452**	₱25,977
Unsecured	**11**	**11**	15
	21,809	**23,441**	25,992
Less current portion	**1,967**	**1,967**	4,007
	₱19,842	**₱21,474**	₱21,985
Parent Company			
US dollar term loan at an annual interest rate of 3-month LIBOR plus 5% payable in quarterly installments up to 2011	**₱9,168**	**₱9,168**	₱9,572
US dollar term loans at annual interest rates ranging from 6% to 7%, payable in semi-annual installments up to 2012	**5,852**	**5,852**	6,348
Philippine peso term loan at annual interest rates of 14.18%, 14.87% and 3-month MART plus 4% payable in quarterly installments up to 2011	**3,508**	**3,508**	3,644
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**2,758**	**2,758**	3,314
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56%, payable in equal semi-annual installments until 2010	**199**	**199**	247
US dollar availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**209**	**209**	236

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	Parent Company Sep 2005	Consolidated Sep 2005	Audited & Cons Dec 2004
CHF availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.7%, payable in equal semi-annual installments until 2010	104	104	130
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	0	0	120
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	11	11	15
Total	₱21,809	₱21,809	₱23,626
Rockwell - Secured by Rockwell Assets			
Loans from various banks	–	459	1,182
Syndicated loan payable to a local bank	–	714	714
Bilateral loan	–	470	470
Long-term commercial papers (LTCPs)	–	–	-
	–	1,643	2,366
	21,809	23,452	25,992
Less current portion	1,967	1,967	4,007
	₱19,842	₱21,485	₱21,985

* *Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*
** *Refinanced in 2004*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, and ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Parent Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Parent Company is not in technical default as of April 5, 2005.

For the years ended December 31, 2003 and 2002, the Parent Company also failed to comply with certain financial covenants required by its creditors. At that time, the Parent

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Company was not given by the concerned creditors a waiver of non-compliance. IAS requires the classification of debt in technical default as non-current account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. The Parent Company, however, continued to service the principal and interest payments at maturity dates and has not received any demand for payment nor has any of its existing creditors commenced default proceedings.

In view of the completion of the Parent Company's refinancing and the receipt of the waivers discussed above, these loans can already be classified in accordance with their scheduled maturity dates. Prior year parent company and consolidated long-term debt have also been reclassified accordingly.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2005	$ 7	¥508	€0.0	CHF0.4	₱47	₱708
2006	23	1,011	0.46	0.4	186	2,023
2007	41	1,011	0.5	0.4	549	3,397
2008	42	1,011	0.5	0.4	548	3,452
2009 thereafter	159	2,022	1.5	0.8	2,189	12,229
Total	$272	¥5,563	€2.96	CHF2.4	₱3,519	
In equivalent pesos	15,229	2,758	199	104	3,519	₱21,809

b. Rockwell

i. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 9.75% to 14.5% in 2004 and 7.49% to 12.00% in 2003. Certain parcels of land with an estimated carrying value of ₱720 million have been assigned as security for these loans. In 2004, the Company put in place a ₱782 million bridge loan with annual interest ranging from 12% to 14%. Trade receivables amounting to ₱2,184 million from the "Manansala" condominium project maturing in 2005 has been assigned as security for the said loan.

ii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 have been assigned as security for these loans (see Notes 8 and 11).

iii. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 (see Note 8).

In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/4%.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amount
	(In millions)
2005	₱1,173
2006	235
2007	235
	₱1,643

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16. Notes Payable

	Parent Company Sep 2005	Consolidated Sep 2005	Audited Dec 2004
		(Amounts in Millions)	
Parent Company - Unsecured			
	₱–	₱–	₱-

	Parent Company Sep 2005	Consolidated Sep 2005	Audited Dec 2004
		(Amounts in Millions)	
MIESCOR – Unsecured			
Philippine peso term loans with annual interest rates ranging from 7.8% to 15.2% in 2004,	–	388	423
CIS – Unsecured			
Philippine peso term loans with annual interest rates ranging from 8% to 13% in 2004,	–	-	19
	₱–	₱388	₱442

As discussed in Note 15, the Parent Company has finalized the refinancing of its short-term loans in 2004.

17. Accounts Payable and Other Current Liabilities

	Parent Company Sep 2005	Consolidated Sep 2005	Audited 2004
		(Amounts in Millions)	
Trade accounts payable (see Note 20)	₱14,737	₱15,521	₱15,829
Accrued pension	5,056	5,056	4,120
Payable to customers	1,085	1,085	1,085
Accrued taxes	829	829	827
Current portion of meter and service deposits (see Note 18)	500	500	521
Current portion of interest on meter and service deposits (see Note 18)	313	313	275
Advance payment received from pole rentals	275	275	250
Accrued interest on loans	262	262	211
Advance payment received from customers	–	–	633
Deposits from pre-selling of condominium units (see Note 4)	–	-	762
Customers' deposits	–	-	2
Accrued expenses and other liabilities	2,591	2,995	2,587
	₱25,648	₱26,836	₱26,469

a. "Trade accounts payable" account in September 2005 includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱366 million. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3 ½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. Total claims of NPC and TransCo amounted to ₱1,173 million as of December 31, 2004 and are payable in three years starting February 2005. The non-

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current portion amounting to ₱734 million is presented as part of "Other non-current liabilities" account in the September 2005 balance sheet.

b. On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/ Reconsideration on ERC Case Nos. 2001-646/ 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Parent Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱1,085 million. This estimated liability is presented as "Payable to customers" account under the "Accounts payable and other current liabilities" account in September 2005 balance sheet. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates (see Note 26a).

18. Customers' Deposits

	Parent Company	Consolidated	Audited
	Sep 2005	Sep 2005	Dec 2004
		(Amounts in Millions)	
Meter and bill deposits - net of current portion	**₱11,223**	₱11,223	₱10,449
Interests on meter and bill deposits - net of current portion	**6,593**	6,593	5,951
	₱17,356	₱17,356	₱16,400

Meter deposits cover 50% of the cost of the metering equipment while the service or bill deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceed the customer's current monthly bills, a refund of the excess can also be made.

On June 9, 2004, the ERC issued a Resolution authorizing the promulgation of the Magna Carta for Residential Electricity Consumers. This Magna Carta took effect on July 19, 2004, fifteen days after its publication in a newspaper of general circulation. Under the Magna Carta, all residential consumers shall be exempt from payment of meter deposits since private distribution utilities have incorporated the cost of these electric watthour meters in their rate base. With regard to bill deposits, the Magna Carta provides that a customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the deposit even prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service provided all bills have been paid.

Under the Magna Carta, bill deposits of residential customers shall earn interest equivalent to the interest incorporated in the calculation of the Distribution Utilities' Weighted Average Cost of Capital (WACC), otherwise, the prevailing interest rate for savings deposit as

approved by the Bangko Sentral ng Pilipinas shall apply and the same shall be credited yearly to the bills of the registered customer.

On November 11, 2004, the ERC issued the Guidelines implementing the Magna Carta. The Guidelines provided, among others, for the schedule of refund of the meter deposits, together with accrued interest, to the residential customers. In compliance with the ERC Order dated January 10, 2005, the Parent Company shall apply the 10% interest rate on meter and bill deposits, as provided for under the ERB Resolution 95-21, for the period covering September 1995 up to May 2003. On the other hand, for customers with service contracts entered during the period June 2003 up to the present, the Parent Company shall apply the rate of interest equivalent to 10%, in conformity with the implementing Guidelines of Magna Carta and the Parent Company's approved WACC.

Interests on meter and bill deposits are determined using the simple computation method. The Parent Company's external counsel is of the opinion that since there is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, then *ipso facto,* the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the Magna Carta guidelines, are shown separately as part of "Accounts payable and other current liabilities" account in the balance sheets (see Note 17).

19. Provisions

Movements during the year are as follows:

	Parent Company	Consolidated	Audited
	Sep 2005	Sep 2005	Dec 2004
		(Amounts in Millions)	
Provisions for probable losses [see Note 1(c)]			
Balance, beginning of year	**₱9,824**	₱9,824	₱–
Provisions during the qtr/year	**4,690**	4,690	9,824
Balance, end of qtr/year	**14,514**	14,514	9,824
Interest differential on meter and bill deposits (see Note 18)			
Balance, beginning of year	-	-	2,379
Provisions during the quarter/year	-	-	385
Reclassification to customers' deposits	-	–	(2,764)
Balance, end of quarter/year	-	-	-
Provision for various tax assessments and legal claims			
Balance, beginning of year	489	489	491
Provisions during the quarter/year	–	-	–
Reversals during the year (see Note 22)	-	–	(2)
Balance, end of quarter/year	489	489	489
	₱15,003	₱15,003	₱10,313

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Information on tax assessments and legal claims required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Parent Company's position in relation to these assessments and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with related parties for the nine-months ended September 30 are as follows:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGPC	Affiliate	2005	₱21,563	₱9,155	₱–	₱1,685
(see Notes 9 and 27)		2004	19,288	6,569	–	2,383
FGP Corp.	Affiliate	2005	10,171	3,814		961
(see Notes 9 and 27)		2004	9,720	1,820	–	853
MIESCOR	Subsidiary	2005	₱133	₱–	₱121	₱6
		2004	111	–	115	-
Soluziona	Joint Venture	2005	200		4	-
		2004	190	–	3	-
GEPMICI	Associate	2005	215			-
		2004	296	–	–	-
Philippine Electric Corp.	Affiliate	2005	306	–	-	-
(PHILEC)		2004	306	–	–	-
Others	Subsidiaries	2005	79	–	669	–
		2004	58	–	652	–

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

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21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers. For the nine months ended September 30, 2005 and 2004, the Parent Company's billings had the following components:

	Jan-Sep 2005	Jan-Sep 2004
	(Amounts In Millions)	
Electric revenue		
Generation charge	**87,637**	60,776
Transmission charge	**14,788**	16,409
System loss charge	**11,285**	8,225
Distribution charge	**12,426**	12,813
Supply charge	**4,243**	4,339
Metering charge	**2,147**	2,142
CERA	**1,501**	1,490
Power act reduction	**(1,020)**	(1,142)
Inter-class, lifeline subsidy and others	**(5,615)**	624
Electric revenue	**127,392**	105,676
Non-electric revenue	**293**	(734)
	₱127,685	₱104,942

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Sep 2005	Sep 2004	**Sep 2005**	Sep 2004
		(Amounts in Millions)		
Salaries, wages and employee benefits (see Note 24)	**₱3,186**	₱3,079	**₱3,325**	₱3,220
Retirement expense (see Note 24)	**1,335**	2,089	**1,335**	2,089
Contractors' services	**1,402**	1,244	**1,402**	1,245
Transportation and travel	**209**	257	**211**	257
Materials and supplies	**237**	210	**237**	212
Property insurance	**62**	9	**62**	10
Uncollectible accounts	**-**	-	**10**	42
Others	**290**	497	**343**	425
	₱6,721	₱7,385	**₱6,925**	₱7,500

Depreciation and Amortization

	Parent Company		Consolidated	
	Sep 2005	Sep 2004	**Sep 2005**	Sep 2004
	(Amounts in Millions)			
Depreciation at cost (see Note 5)	**₱2,498**	₱2,284	**₱2,654**	₱2,441
Depreciation on appraisal increase (see Note 28)	**342**	440	**342**	440
Amortization of deferred charges (see Note 9)	**-**	789	**-**	789
	₱2,840	₱3,513	**₱2,996**	₱3,670

Interest and Other Charges - Net

	Parent Company		Consolidated	
	Sep 2005	Sep 2004	**Sep 2005**	Sep 2004
	(Amounts in Millions)			
CERA II recovery	**₱1,289**	₱971	**₱1,289**	₱971
Interest and dividend income	**503**	363	**322**	401
Others	**–**	-	**-**	–
Total financial income	**1,792**	1,334	**1,611**	1,372
Interest expense and financial charges on loans (see Note 9)	**(1,623)**	(1,633)	**(1,780)**	(1,852)
CERA II realized foreign exchange loss	**(1,289)**	(971)	**(1,289)**	(971)
Interest expense on customers' deposits (see Note 18)	**(1,201)**	(450)	**(1,201)**	(450)
Others	**–**	-	**-**	-
Total financial expenses	**(4,113)**	(3,054)	**(4,270)**	(3,273)
	(₱2,321)	(₱1,720)	**(₱2,659)**	(₱1,901)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Company and Consolidated	
	Sep 2005	Sep 2004
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	**(₱374)**	(₱285)
System imbalance charges	**–**	-
Unrecovered mandated rate reduction	**–**	–
Total (Carried Forward)	**(374)**	(285)

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	Parent Company and Consolidated	
	Sep 2005	Sep 2004
	(Amounts in Millions)	
Total (Brought Forward)	(374)	(285)
Recovery of:		
Unrecovered mandated rate reduction	–	-
Estimated disallowed transmission line fee charges	197	(44)
	-	-
	(₱177)	(₱329)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2004 and 2003, the remaining prepaid income tax amounted to ₱538 million and ₱ 1,353 million, respectively. The remaining prepaid income tax in 2004 is expected to be applied the following year (see Note 13).

As of December 31, 2004, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT
		Amounts in Millions	
2002	2005	₱–	₱20
2003	2006	10	20
2004	2007	–	20
		₱10	₱60

Of the total shown in the above table, NOLCO and MCIT amounting to ₱10 million and ₱60 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.

NOLCO applied as deduction from normal taxable income amounted to ₱349 million in 2004. Expired NOLCO and MCIT amounting to ₱216 million and ₱9 million, respectively, were written off during the year.

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b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to the unbundling of charges which was implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the MPF.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). The actuarial valuation was updated to give effect to the SRSP. Additional expense recognized by the Parent Company as a result of the SRSP amounted to ₱125 million shown as part of "Operations and maintenance - Salaries, wages and employee benefits" account in the 2003 statement of income.

Based on a valuation by an independent actuary as of June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱16,402 million while the fair value of the plan assets amounted to ₱3,777 million. The unfunded present value of pension benefits amounted to ₱12,625 million. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱1,335 million and ₱2,089 million as of September 2005 and September 2004, respectively (see Note 22). Actuarial valuations are updated every three years.

Rockwell has a retirement plan covering all its permanent employees. As of December 31, 2004, the latest actuarial valuation date, the actuarial present value of benefits amounted to ₱8 million. Plan costs are allocated using the projected unit credit method. The principal assumptions used to determine pension benefits were a discount rate of 12% and a salary increase of 10%. Retirement expense charged to operations amounted to ₱2 million, and ₱3 million in 2004, and 2003 respectively.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱6 million in 2004,

and ₱1.6 million in 2003. At September 30, 2003, the latest valuation date, actuarial present value of retirement benefits amounted to ₱25 million. The fair value of plan assets amounted to ₱9 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a retirement plan covering all of its regular employees who opted to join the program. The fund is composed of the following:

ξ Retirement benefit plan - noncontributory
ξ Defined benefit plan - contributory

As of July 1, 2003, the actuarial present value of retirement benefits amounted to ₱5.8 million for retirement benefit plan and ₱10.5 million for defined benefit plan. The fair value of the plan assets amounted to ₱12.2 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually, and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,594 million and ₱2,405 million in 2004, and 2003, respectively.

25. Financial Instruments

As of December 31, 2003, the Parent Company has long-term unsecured floating rate dollar debts totaling $220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. However, in December 2004, the Parent Company refinanced the floating rate dollar debts which were hedged by the interest rate agreements.

The Parent Company has outstanding interest rate swap agreements totaling $46 million as of December 31, 2004 with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered into in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company entered into another amortizing swap agreement in 2000 with an original notional amount of $60 million which amended the fixed rate swap to a forward rate set structure and reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.34% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The Parent Company also has an amortizing swap agreement entered into in 2000 with an original notional amount of $50 million which fixed the interest rate at 6.37% for as long as the

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6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $20 million. Also in 2000, the Parent Company has an amortizing trigger interest rate swap with an original notional amount of $40 million which fixed the interest rate at 6.42% with a trigger at 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $16 million.

In 2001, the Parent Company entered into an amortizing forward rate set structure with an original notional amount of $40 million which overlays the trigger swap and reduced the fixed rate to 5.68% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to 4.88% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swap pre-terminations in February 2004 resulted to a net realized loss of $0.093 million. The gross realized gains and losses on these pre-terminated swaps were amortized until December 2004 when the respective hedged loans were refinanced.

The interest rate differential, which represents the present value of the excess of interest cost under these outstanding interest rate structures over current market interest rates amounted to ₱325 million and ₱353 million as of December 31, 2004 and 2003, respectively. Such amount were not included in the determination of net income under the current accounting practice.

26. Contingencies

a. Contingent Assets

(1) The Parent Company has a contingent asset amounting to ₱2,411 million consisting of under-recoveries for Transmission Charge of ₱1,198 million and for System Loss Charge of ₱1,213 million. These under-recoveries accumulated in the absence of an adjustment mechanisms for these two charges when the unbundled rates were implemented. While an automatic adjustment mechanism for the system loss charge was authorized by ERC for implementation starting November 2004, the ERC has not prescribed a recovery mechanism for the under-recoveries on the system loss charge that the Parent Company has incurred for prior periods. ERC released last February 24, 2005 the draft guidelines for the adjustment of transmission rates by distribution utilities prospectively. The draft guidelines, which are still for comments of distribution companies, prescribe the manner for the annual adjustment of transmission charges and the recovery/return to customers of any under/over recovery in the transmission charge. The draft guidelines, however, do not prescribe a recovery mechanism for the under-recoveries in transmission charges for the prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable

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years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents.

b. Contingent Liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the CA. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover this type of tax assessment similar to the pass-through mechanism on franchise tax which is pending hearing. The Parent Company believes that under a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (1) and (2) cannot presently be determined, and no provision for the assessments has been made in the financial statements.

(2) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the Parent Company and consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. National Power Corporation (NPC)

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱36,321 million and ₱30,413 million as of December 31, 2004 and 2003, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy off-take from NPC. In addition, NPC has billed the Parent Company interest for the unpaid billing adjustments amounting to ₱1,507 million as of April 2003. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

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The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March and June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱ 7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million only which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the estimated schedule of repayment is ₱1,350 million for 2003 and ₱3,350 million for 2004 in the attached annexes to the Settlement Agreement, these amounts have to be revised from the time the Settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedule, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement provides for, among others, the following:

> If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kWh multiplied to the shortfall between the baseline quantity and the actual Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 GWH and 13,600 GWH, respectively.
>
> If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kWh multiplied to the excess off take from NPC.
>
> NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level. Upon ERC approval of the settlement, NPC shall enter into an Amendatory Dispatch Agreement with the National Transmission Company (TransCo) which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.
>
> The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kWh (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

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In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, Transco and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs and ensure the dispatch of these IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off-takes whereas the Parent Company maintains its position of not recognizing the liability. In a submission to the ERC dated January 12, 2005, the Parent Company showed that since its actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by ERC has been reduced from ₱20,050 million to ₱14,300 million.

The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA 9136. In an Order dated January 4, 2005, ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC were unable to conclude TSC negotiations by January 31, 2005. On February 2. 2005, the Parent Company received NPC's power bill for the period December 25, 2004 to January 25, 2005 which contained a Contracted Energy

Adjustment of ₱1,200 million. The Parent Company returned the bill to NPC for correction stating that there was no basis for the said adjustment. Despite the expiration of the CSE, NPC maintains that the Parent Company is to continue with its obligation under the CSE. The Parent Company in a letter dated February 21, 2005 to the ERC, brought the matter for urgent resolution of the ERC. In an Order dated February 23, 2005, the ERC clarified that its January 4, 2005 Order was meant to direct NPC to continue supplying energy to the Parent Company at its requested levels without regard to any minimum purchase requirements set forth in the CSE which already expired on December 31, 2004. In response to NPC's request for clarification of the phrase, "requested level", the ERC, in a letter dated March 3, 2005, clarified that it meant actual energy taken by the Parent Company in the months of January and February 2005. NPC corrected the bill by reversing the adjustment of ₱1,200 million through a credit memo. NPC and the Parent Company have expected to conclude the negotiation and sign the TSC not later than June 30, 2005. Thus, recognizing the need for an interim agreement to cover the period from March – June 2005, they have negotiated for this Interim Agreement which, as of this time, is being finalized for execution.

Total purchased power from NPC amounted to ₱46,694 million and ₱36,895 million for the years ended December 31, 2004 and 2003 respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from Transco as of December 31, 2004 and 2003 amounted to ₱17,499 million, and ₱17,907 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corporation

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp.,

respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱36,364 million, and ₱32,926 million for the nine months ended September 30, 2005, and September 2004, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to

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the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

Total power purchased from QPPL amounted to ₱11,346 million, and ₱10,259 million for the nine months ended September 30, 2005, and September 30, 2004, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under this power supply agreement, the Parent Company has contracted for 108MW of power on a dispatchable basis. On February 26, 1998, the Parent Company contracted an additional 108 MW from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, First Gas Power Corporation, FGP Corporation and Quezon Power Philippines Ltd. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

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Details of purchased power follow:

	Parent Company	
	Sep 2005	Sep 2004
	(Amounts in Millions)	
NPC and TransCo	**₱60,188**	₱43,027
FGPC and FGP Corp.	**36,364**	32,926
QPPL	**11,346**	10,259
Duracom and others	**3,268**	2,485
	₱111,166	₱88,697

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Millions)*
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009 & onwards	232,477	1,100,803

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and First Gas/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and First Gas/ FGP Corp. Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company for energy delivered beyond the contracted amount but within the 90% capacity quota. The signed Amendment was submitted to the ERC for approval in March 2004. Public hearings on the Amendment have been completed and the Amendment has been submitted to the ERC for its decision.

The unrecoverable purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not

exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA 9136 empowers ERC to amend the system loss caps set by RA 7832.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Income (Loss)

	Sep 2005	Sep 2004
	(Amounts in Millions)	
Income (loss) from ordinary activities	**(₱243)**	₱2,248
Cash dividends on preferred stock	**0**	0
Earnings including depreciation on appraisal increase (a)	**(243)**	2,248
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**342**	440
Earnings excluding depreciation on appraisal increase (b)	**₱99**	₱2,688
Net income/(loss)	**(₱243)**	₱2,248
Cash dividends on preferred stock	**0**	0
Earnings including depreciation on appraisal increase (c)	**(243)**	2,248
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**342**	440
Earnings excluding depreciation on appraisal increase (d)	**₱99**	₱2,688

Shares

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	Sep 2005	Sep 2004
Weighted average common shares – beginning	**1,007,351,286**	999,261,461
Additional(Cancelled) subscriptions	–	4,719,065
Weighted average common shares - basic (e)	**1,007,351,286**	1,003,980,526
Number of shares under option	**0**	4,000,665
Weighted average number of shares that would have been issued at fair value	**0**	(2,308,753)
Adjusted weighted average common shares - diluted	**1,007,351,286**	1,005,672,438

Basic Per Share Amounts

	Sep 2005	Sep 2004
Income from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**(₱0.241)**	₱2.239
Excluding depreciation on appraisal increase (b/e)	**0.098**	2.677
Net income (loss)		
Including depreciation on appraisal increase (c/e)	**(₱0.241)**	₱2.239
Excluding depreciation on appraisal increase (d/e)	**0.098**	2.677

Diluted Per Share Amounts

	Sep 2005	Sep 2004
Income from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**(₱0.241)**	₱2.235
Excluding depreciation on appraisal increase (b/e)	**0.098**	2.673

The effect of the exercise under the Employee Stock Ownership Plan [see Note 14(b)] is anti-dilutive for the nine months ended September 30, 2005, and 2004. Accordingly, diluted EPS is the same as basic EPS.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

   Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2004 and 2003, translated at the exchange rates of ₱56.280 and ₱55.586 per US$1, ₱0.546 and ₱0.5188 per JP¥1 and ₱76.602 and ₱69.378 per €1, respectively.

	2004		2003
	Foreign Currency	**Peso**	Peso

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	Japanese Yen	Euro	US Dollar	Equivalent	Equivalent
Monetary assets	¥–	€1	$1,171	₱65,886	₱1,318
Monetary liabilities	6,069	9	617	38,747	36,788
Net	(¥6,069)	(€9)	$554	₱27,139	(₱35,470)

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR have an impact on the industry as a whole and the Parent Company in particular. RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's sub-transmission assets last November 5, 2003. This document identifies which sub-transmission assets may be transferred by Transco to qualified distribution utility companies like the Parent Company.

Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC last February 12, 2004.

The ERC, in an Order dated October 14, 2004, directed the Parent Company to reduce by 40% the level of inter-class subsidies prevailing in its unbundled charges. The Order which was implemented in the Parent Company's November 2004 billing is the first step of the inter-class subsidy removal process which will be completed in November 2005. The removal of inter-class subsidies is mandated by Section 74 of RA 9136.

In a resolution dated September 21, 2004, the ERC prescribed the timeline and the policy directions for the implementation of retail competition. According to the resolution, retail competition will start on July 1, 2006 in the Luzon Grid for end-users with an average peak demand of at least 1 MW the past 12 months prior to open access. After two years in July 2008, retail competition extends to end-users with a demand of at least 750 kw. At this stage, aggregators will be allowed to supply electricity for end-users within a contiguous area whose aggregate demand meets the 750 kw threshold. The ERC will decide on the succeeding phases of retail competition after an annual evaluation of the performance of the market. In preparation for retail competition, the ERC is in the process of drafting the rules on open access distribution service and the licensing of electricity suppliers.

The Parent Company is in the process of complying with the provisions of RA No. 9136 and the IRR.

c. The ERC in a resolution dated December 20, 2004 approved the Distribution Wheeling Rates Guidelines (DWRG). The promulgation of the guidelines is in accordance with RA 9136 which allows ERC to adopt an alternative form of internationally accepted rate setting methodology to replace the current RORB rate-setting. The DWRG is a "performance-based rate (PBR) setting" methodology which establishes the maximum distribution wheeling rates that may be charged by distribution utilities for a four-year regulatory period after which it goes through a reset process. According to the ERC's December 20, 2004 resolution, distribution utilities such as the Parent Company have the option on when to be subject to the DWRG, which can start from mid-2007 to as late as mid-2011. Distributors that opt to start in the later periods will continue to be under RORB-regulation in the interim. On January 14, 2005, the Parent Company signified to ERC its intention to enter PBR in mid-2007.

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COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the Quarterly Period Ended March 31, 2006]
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
FILE NO. 2-3237

CENTRAL RECEIVING UNIT
Received by: ____ 5
'06 MAY 19 P2:48

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *March 31, 2006*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,148,700*
Class "B"	-	*402,795,440*
Total	-	*1,006,944,140*

Amount of Debt Outstanding: *P127.35 Billion (as of February 28, 2006)*

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11. Are any or all of these Securities listed on a Stock Exchange?

Yes [x] No [ ]

If yes, the name of such Stock Exchange and the class/es of Securities:

Philippine Stock Exchange *Class A and B*

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2006 First Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2006 First Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer



DANIEL D. TAGAZA
Senior Vice President and Chief Finance Officer

Date: May 18, 2006

cc: Philippine Stock Exchange (PSE) - ODiSy

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Three Months Ended March 31, 2006

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 51.186 pesos to the dollar at March 31, 2006, as compared to 54.446 pesos to the dollar at March 31, 2005.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission (ERC) regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine Financial Reporting Standards (PFRSs).

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 25 cities and 86 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately

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25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of the Company's franchise, the terms and conditions of its services, the rates that it charges its customers, the rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**
   Net Profit margin measures the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

   Net Profit margin shall be calculated as the ratio of the Net Profits After Taxes to Sales.

	(Amounts in ₱ millions)	
	1st Qtr'06	1st Qtr '05
Net Loss Attributable to Equity Holders of the Parent Company	(657)	(2,203)
S a l e s (Revenues)	42,577	37,162
Ratio	**(1.54%)**	**(5.93%)**

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The Company incurred a net loss attributable to equity holders of the Parent Company, amounting to ₱657 million for the quarter ended March 31, 2006, 70.2% lower than the net loss of ₱2,203 million for the same period last year.

2. **Return on Assets (ROA)**
ROA measures the overall effectiveness of the distribution utility in generating profits with its available assets.

ROA shall be calculated as the ratio of net profits after taxes to average total assets.

	(Amounts in ₱ millions)	
	1st Qtr '06	1st Qtr '05
Net Loss Attributable to Equity Holders of the Parent Company	(657)	(2,203)
Average Total Assets	161,052	154,989
Ratio	**(0.41%)**	**(1.42%)**

	Mar '06	Mar '05	Mar '04
Total Assets	164,838	157,265	152,713
Average	**161,052**	**154,989**	

The smaller net loss posted by the Parent Company for the quarter ended March 31, 2006 was due mainly to the higher revenues brought about by the 4.2% increase in volume sales.

Efficiency Ratio

3. **Sales to Assets Ratio**

	(Amounts in ₱ millions)	
	1st Qtr '06	1st Qtr '05
Sales (Revenues)	42,577	37,162
Average Total Assets	161,052	154,989
Ratio	**0.26**	**0.24**

The Sales-to-Assets Ratio measures the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of sales to average total assets. The average total assets

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shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficient the assets of the distribution utility have been used.

The 4.2% sales growth coupled with the increase in purchased power costs are the main reasons behind the slight improvement of Sales to Assets Ratio.

Liquidity Ratio

4. Quick Ratio

Quick ratio measures the safety margin for the payment of current debt of the distribution utility. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in ₱ millions)	
	1st Qtr '06	1st Qtr '05
Cash + Marketable Sec. + Receivables	43,594	34,225
Current Liabilities	46,933	34,368
Ratio	**0.93**	**1.00**

Summary of accounts:		
Cash on hand and in banks	2,598	2,693
Short-term investments	10,003	2,180
Receivables - net	30,993	29,352
Total	43,594	34,225
Current Liabilities:		
Notes Payable	376	411
Trade and other payable	39,234	26,943
Customers' refund - current	4,495	4,798
Interest bearing loans - current portion	2,828	2,216
Total	46,933	34,368

The Company's quick ratio slightly decreased due mainly to increased trade and other payables, from ₱26,943 million as of March 31, 2005 compared to ₱39,234 million as of March 31, 2006.

Leverage Ratio

5. Debt Ratio

Debt ratio measures the degree of indebtedness of the distribution utility and also measures the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio measures financial leverage for the Distribution utility, and is calculated as the ratio of the total long term debt to total long-term capital.

	(Amounts in ₱ millions)	
	1st Qtr '06	**1st Qtr '05**
Total Long-term Debt plus Equity	59,597	59,269
Total Long-term Capital (Equity)	38,217	34,684
Debt Ratio	**1.56**	**1.71**

The total long-term debt shall include long-term debt and the value of leases.

Interest bearing loans - net of current portion	18,552	22,369
Interest bearing loans - current portion	2,828	2,216
Total	21,380	24,585

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	38,217	34,684
Total Long-term debt plus equity	**59,597**	**59,269**

Debt ratio slightly decreased due mainly to lower level of long-term debt brought about by the appreciation of peso vis-a-vis dollar coupled with amortizations made during the year.

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(i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the Parent Company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries
- Volume Sales
- Electricity Supply
- Philippine Economic Conditions
- Currency Exchange Rates
- Industry Restructuring

Regulated Rates and Cost Recoveries

The Parent Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Parent Company's rates are set (with the approval of the ERC) to permit the Parent Company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the Company's Return On Rate Base (RORB). The Parent Company's rate structure also permits them to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court (SC)'s final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Parent Company's net utility plant in service at the end of the relevant period plus one-sixth of the Parent Company's annual operations and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of Energy Regulatory Board (ERB) and court decisions and appeals that began in 1998. The SC's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting over-billings for the period from February 1994 through May 2003. Before the issuance of the SC's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Parent Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes into account replacement cost, the Parent Company's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly ERB) has approved six increases in the Parent Company's basic rates since 1981 and the most recent increase was granted in May 2003. Historically, the Parent Company's rate

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increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the SC stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants the Parent Company rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increase for the Parent Company approved in May 2003, the ERC has approved tariffs for the Parent Company based on the Parent Company's weighted average cost of capital (WACC) for 2000 of 15.5%, as determined by the ERC.

In accordance with the authority given to the ERC by Section 43 of EPIRA to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005. DWRG embodies a new rate-fixing scheme more commonly known as Performance-Based Ratemaking (PBR). Participating utilities shall file with the ERC a PBR rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the PBR methodology [see Note 36(b)] of the Consolidated Financial Statements.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Parent Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operations and maintenance expenses. On October 13, 2004, the ERC approved the guidelines for the automatic adjustment of generation rates and system loss rates by distribution utilities. Amendments to the guidelines were issued by the ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the Generation Rate Adjustment Mechanism (GRAM) and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

The Parent Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is

calculated as: one minus the fraction obtained by dividing the total power sold and used by the Parent Company by the total power purchased. The Parent Company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2005, the Parent Company's system loss improved over last year by 0.89% percentage points, from 11.1% in 2004 compared to 10.21% in 2005. For the first quarter of 2006, the Parent Company's system loss was higher by 0.45 percentage points at 12.09% compared to last year's first quarter of 11.65%. The apparent deterioration in the first quarter system loss figure was caused by an unfavorable mismatch between registered energy input and sales for the period.

Volume Sales

The Parent Company primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is positively correlated with the level of economic growth of the Philippines. The Parent Company experienced sales volume growth at a compound annual growth rate of 3.3% from 2001 to 2005. With the 2005 GDP growth of 5.1%, the Parent Company's sales volume in 2005 increased by 0.6% over 2004, with sales volume of 24,806 gwh in 2005 compared to 24,660 gwh in 2004. This growth was primarily due to more robust commercial and slightly on industrial sales. For the five-year period 2001 to 2005, residential and commercial sectors recorded compound annual growth rates of 1.7% and 3.9%, respectively. Growth in the industrial sector registered a compound annual growth rate of 2.0% for the same periods.

The Parent Company's first quarter energy sales for 2006 managed to grow by a respectable 4.2% to 5,824 gwh compared to the same period in 2005 with March volume sales registering its highest level in the past five years.

Electricity Supply

The Parent Company does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as National Power Corporation (NPC) and Independent Power Producers (IPPs). The Parent Company is dependent on NPC for power, although its dependence has been decreasing in recent years and the Company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2005, the Parent Company purchased approximately 53.0% of its requirements from NPC, down from 51.5% in 2004 and also lower at 49.1% in 2003. The Parent Company's 10-year power purchase agreement with NPC expired in December 2004. This allows the Parent Company to source more of its power from other sources, such as IPPs with which the Parent Company has contracted.

The year 2005 also saw the Philippine Electricity Market Corporation (PEMC) finalizing its preparations for the commercial operations of the Wholesale Electricity Spot Market (WESM), as envisioned by Section 30 of EPIRA Law. To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified

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by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the number of customers. Since the Parent Company's franchise area historically accounted for approximately 50% of the Philippines' GDP, the Parent Company believes that improvement in economic growth may bring growth in demand for electricity and hence, demand for the Parent Company's services. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 4.6%, compared to 3.7% during the years 1994 to 1998. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 5.1%, compared to 4.4% during the periods 1994 to 1998.

Total customers grew at a compound annual rate of 7.6% for the periods 1998 to 2004 and 3.6% for the periods 1999 to 2005. Luzon Grid-Derived Peak demand for the Parent Company's system grew at a compound annual rate of 2.3% during the periods 1999 to 2005 and 9.2% during the periods 1994 to 1998. Recently, the Parent Company chose to shift to the use of metered data gathered from its own metering facilities to measure peak demand in its own system. For the periods 1999 to 2005, metered peak demand grew at a compound annual rate of 4.3%.

Based on publicly available information, the Parent Company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The Parent Company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower prices for the Parent Company's power could also help reduce current incentives to industrial users to engage in self-generation.

Currency Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Parent Company's operating results and financial condition in a number of respects. While all the Parent Company's revenues are denominated in pesos, as of March 31, 2006, approximately 82.2% of the principal amount of indebtedness, most of the capital expenditures, a substantial portion of the power purchase costs and interest expense and a small portion of operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376: US$1.00 on June 30, 1997, to ₱51.125: US$1.00 as of March 31, 2006.

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Adjustments approved pursuant to the Currency Exchange Rate Adjustment (CERA) mechanism will permit the Parent Company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the Parent Company's foreign currency-denominated operation and maintenance expenses and principal payments of foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under CERA. Approval of adjustments to the Parent Company's basic distribution rates (which have been granted seven times since 1981) would be required in order to recover increased capital expenses through an increase in the Parent Company's rate base. Foreign exchange losses from increases in interest expense on foreign currency - denominated debt are reflected in the Parent Company's financial statements as interest and other financial charges.

Following a period of significant peso depreciation, the consequences to the Parent Company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operations and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the Parent Company's payment obligations or budgeted capital and other spending. The Parent Company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the Parent Company's rates and pass-through costs.

- The principal amount of, and interest expense on, the Parent Company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the Parent Company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the Parent Company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Parent Company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;

- The implementation of the WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the Parent Company's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

ERC promulgates rules on Distribution Services and Open Access Rules (DSOAR)

The ERC issued recently the rules and regulations for distribution utilities in preparation for retail competition and open access. This document supersedes the 1995 ERB resolutions No. 95-21 and 95-368 which pertain to the rules and regulations governing the operation of electric power services.

Under Article I – General Provisions of the DSOAR, it states that:

"The purpose of the DSOAR is to set forth the terms and conditions related to the provision of Connection Assets and Services, service to the Captive Market, Supplier of Last Resort service to the Contestable Market and unbundled Distribution Wheeling Service provided to the Contestable Market". The DSOAR recognizes that EPIRA created a variety of services for distribution utilities like the Parent Company, like the unbundling of bills and the forthcoming open access.

DSOAR incorporates the uniform filing requirements as the basis for establishing the distribution utilities' regulated service rates. Purchased power and transmission costs are passed-through and the distribution utilities will procure energy for distribution system losses to be paid by the Retail Electricity Supplier and end-users. The ERC conducted public consultations for DSOAR on June 16 to 17 and July 14, 2005.

The final document was published on February 2, 2006 and reported with the UP-DONAR on March 10, 2006. It is now in force.

DWRG

In accordance with the authority given to the ERC by Section 43 of EPIRA Law to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the DWRG last December 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate fixing scheme more commonly known as Performance-Based Ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance, capital and operating

expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. and Dagupan Electric Corporation. The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities must file with the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Last March 17, 2006, ERC released its Performance Scheme Framework, providing more details on the incentive scheme to be implemented under the DWRG, the ERC-promulgated PBR framework for private distribution utilities. In addition to the asset revaluation process which started last March 7, 2006 for the Parent Company, various preparations are also underway for a rate filing under PBR by August 31, 2006.

Removal of Cross-Subsidies

Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Section 74 of EPIRA Law.

Unbundling Rate Case Filed with the Supreme Court

On January 24, 2005, the Court of Appeals (CA) upheld its July 22, 2004 ruling that annulled and set aside ERC's March 20, 2003 Decision and May 30, 2003 Order on the unbundling of the Parent Company's tariffs. It remanded the case back to the ERC for further proceedings and ordered the ERC to direct the Commission on Audit (COA) to conduct an audit of the Parent Company's books, records, and accounts. The ERC-approved unbundled charges which the Parent Company implemented starting June 2003 incorporated an increase of ₱0.17 per kWh over May 2003 levels. This consists of an ₱0.0835 per kWh increase in generation and transmission charges and an ₱0.0865 per kWh hike in company-related charges. It should be noted that the Parent Company's May 2003 rate levels still included the ₱0.167 per kWh income tax component of the bundled rate which was the subject of a refund/rollback order of the SC.

The ERC filed with the SC on February 11, 2005 a petition for the High Court to set aside the CA rulings and to reinstate and affirm its Decision and Order on the Parent Company's unbundling and rate hike petition. The Parent Company also filed a Petition for Review with the SC last March 11, 2005. In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

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- There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;
- The ERC has stated in no uncertain terms that although the ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and
- Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

As of April 30, 2006, the Supreme Court has not ruled on the Parent Company's petition.

GRAM

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and IPP Costs or the GRAM. The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed with the ERC for approval. The GRAM Implementing Rules did not require publication nor the conduct of public hearings on filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kWh in accordance with the GRAM Implementing Rules.

The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the SC questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

Customer Refund

Following the SC decision in 2003 alleging that the Parent Company had overcharged customers over the periods February 1994 to May 2003, the Parent Company was ordered to refund customers ₱30.3 billion. The refund schedule for the Parent Company was split into four phases of which the first three have been completed, totaling ₱11.6 billion. Phase Four is ongoing and will involve approximately ₱18,689 million for commercial, industrial and streetlighting customers, which comprise the Parent Company's largest customers.

In an order dated December 21, 2004, the ERC denied the motions filed by GMA Network, Inc., RGMA Network, Inc. and NASECORE requesting the Commission to compel the Parent Company to pay interest on refund. On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a petition in the CA praying that the Parent Company be ordered to refund the amounts due to them plus 6% interest per annum from February 1994 to April 9, 2004 and 12% per annum from April 9, 2004 until the refund is fully paid.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that that the refund amounts do not earn interest.

Results of Operations

Three Months Ended March 31, 2006 compared to Three Months Ended March 31, 2005

Parent Company

FINANCIAL HIGHLIGHTS

I. NET INCOME (LOSS)

The company's financial performance for the first quarter ended March 31, 2006 significantly improved as net loss was trimmed down by 66.1% from ₱2.20 billion in 2005 to ₱748 million in 2006.

Had the company not provided for probable losses relating to the unbundling rate case still pending with the SC, it would have turned around its supposed net loss of ₱1.24 billion in 2005 to a net income of ₱179 million at the close of the first quarter of 2006.

II. REVENUES

On the back of the growth in electricity volume of 4.2%, revenues increased by 14.2% from ₱36.45 billion last year to ₱41.61 billion this year.

III. EXPENSES (INCOME)

Total expenses increased by 8.5% to ₱42.83 billion, caused by the rise in purchased power costs and operations and maintenance expenses by 9.7% and 29.5%, respectively, but offset by decreases in other expense items such as taxes other than income tax by 12.6%, depreciation and amortization by 6.4%, present value impact on customers' refund by 41.6% and provision for probable losses on disallowed receivables by 10.2%.

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Purchased power cost increased to ₱36.84 billion, the components of which are as follows:

> Recoverable purchased power cost - cost up to the 9.5% system loss cap - increased by 9.2% from P32.85 billion in 2005 to ₱35.87 billion in 2006.
>
> Unrecoverable purchased power cost – system loss in excess of the cap -- increased by 34.8% from ₱721 million to ₱972 million.

Operations and maintenance increased to ₱2.35 billion mainly due to additional pension provisions from ₱268 million in 2005 to ₱484 million in 2006.

The jump in revenues coupled with the modest rise in expenses resulted to an operating income before provision for probable losses of ₱1.43 billion, up by 300.3% from ₱566 million in 2005 to ₱2.27 billion in 2006. The operating income figure is not shown in the accompanying Income Statements with a new format under the Philippine Financial Reporting Standards (PFRS) and Philippine Accounting Standards (PAS) adopted by the company. Nevertheless, this amount can be derived by deducting from total revenues the purchased power costs up to system loss cap, operations and maintenance, depreciation and amortization and taxes other than income tax.

Modest improvements were also registered at the non-operating level. Present value impact on customers' refund is lower by 41.6% this year from ₱432 million in 2005 to ₱252 million this 2006. Also, interest and other financial income went up by 245.1% from ₱88 million to ₱302 million.

IV. LOSS PER SHARE

As a consequence of lower net loss level for the first quarter of 2006, Loss per common share (excluding depreoation on appraisal increase) improved by 66.1% from ₱2.183 last year to ₱0.741 this year.

V. CAPITAL EXPENDITURES

Capital expenditures for the quarter ended March 31, 2006 increased by 1% over last year from ₱1.05 billion to ₱1.06 billion. About 99% of the capital expenditures covered electric capital projects.

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File No. 82-3237

OPERATIONAL HIGHLIGHTS (Parent Company)

I. GWH SALES and BILLING KW DEMAND

COMPARISON OF KILOWATT-HOUR SALES
For the first quarter ended March 31, 2006 and 2005
(In million kWh)

Customer Class	2006	2005	% Change
Residential	1,935.11	1,909.93	1.3
Commercial	2,161.83	2,038.82	6.0
Industrial	1,691.50	1,604.79	5.4
Streetlights	35.27	34.57	2.0
TOTAL	5,823.71	5,588.12	4.2

Despite the incessant rise in the prices of fuel, electricity and basic commodities in the first quarter of 2006, GWH sales managed to grow by a respectable 4.2% to 5,824 GWH compared to the same period in 2005 with March sales registering its highest level in the past five years. Overall growth was due to the continuing increases in One Day Power Sales (ODPS), higher temperature and humidity and since Holy Week was in March last year.

The commercial segment continued to lead GWH sales growth, increasing by 6.0% for the period. The Transport Services sub-segment grew by 30.4% followed by Retail Trade at 25.1% and Real Estate at 2.8%.

Transport Services growth may be attributed to increased ridership of the LTR1 & 2 and MRT3 and the newly energized pedestrian interchange linking the three (3) mass transport systems. The full operation of 5 SM malls, which opened in the latter part of 2005 propelled the growth of the Retail Trade sub-segment. The proliferation of call centers and other IT related businesses continued to fuel growth in the Real Estate sub-segment.

Industrial sales posted an impressive 5.4% growth over the same quarter last year. Paper, Plastic Manufacturing, and Electrical Machinery were the main drivers, increasing by 30.3%, 14.5%, and 5.4%, respectively over the same period last year.

The Paper Manufacturing industry's growth was the result of increased grid power consumption from self-generating customers which availed of the ODPS. Market demand in Plastic Products led to the increased operations of plastic manufacturing companies such as San Miguel Packaging, Flexible Packaging and AR Packaging. The increase in the production of radio, television and

communication equipment and other semiconductor parts, on the other hand, contributed to the rise in the sales of the Electrical Machinery sub-segment. Cypress Manufacturing's expansion in solar cell production and Samsung Electronic's increased ODPS availment also contributed to segment growth.

Availments in the ODPS Program, which as a whole increased by 52.7% in the first quarter of 2006 compared to 2005, contributed considerably to the industrial segment's expansion.

Residential sales also reversed its decline, growing by 1.32% quarter on quarter. The DE sub-segment (consuming 1-150KWH per month) led this group's aggregate growth registering a 2% increase over last year's 1st quarter. The AB (with consumption above 800KWH per month) and Broad C sub-segments (with consumption between 151-800KWH per month) likewise grew by 0.8% and 1.1%, respectively.

Overall Billing KW Demand posted an increase in the first quarter of 2006, rising by 2.2% as the Commercial sector registered a 4.2% increase in demand, while the Industrial sector KW Demand was steady, posting a slight decline of 0.7%.

II. AVERAGE RETAIL RATE

The average retail rate as of the month of March 2006 rose to ₱8.03/KWH from ₱6.94/KWH in the same period in 2005. On a per customer class, the average retail rates for the month of March 2006 compared to March 2005 were:

Customer Class	March 2006 Average Rate (P/KWH)	March 2005 Average Rate (P/KWH)
Residential	8.74	7.23
Commercial	8.18	7.11
GS, Small and Medium	8.77	7.63
Large	7.87	6.63
Very Large	7.37	6.66
Industrial	7.00	6.35
Small and Medium	8.37	7.25
Large	7.36	6.51
Very Large	6.82	6.34
Extra Large	6.41	5.91
TOTAL	**8.03**	**6.94**

Generation charges increased 12.8% from ₱4.4007/KWH in March 2005 to ₱4.9646/KWH in the same period in 2006 mainly due to higher NPC and IPP rates. NPC rates were higher in March 2006 due to the approval of a rate increase

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in May 2005, the increases in the ICERA and GRAM rates in December 2005, and the implementation of the Time-Of-Use (TOU) Rates starting May 2005. The TOU rates are much higher during the dry season (January-June). Higher IPP rates, on the other hand, was due to the lower average dispatch of IPPs from 79.58% in March 2005 to 73.62% in March 2006.

The increase in the March 2006 bill, however, was tempered by the third and last tranche of TransCo's removal of the Intra-Regional Grid Cross Subsidy reducing Meralco's Transmission Charge rate by an average of around ₱0.06/KWH starting the month of November 2005.

The implementation of the 12% VAT Rate starting February 2006 served to hike up electricity rates as well.

III. SYSTEM LOSS

For the first quarter of 2006, system loss was higher by 0.44 percentage points at 12.09% compared to last year's first quarter figure of 11.65%. The apparent deterioration in the first quarter system loss figure was caused by an unfavorable mismatch between registered energy input and sales for the period.

While net system input (NSI) or energy delivered by NPC and IPPs to the Meralco grid in the first quarter of 2006 reflected the increasing consumption pattern associated with increasing temperatures going into the summer months, last year's NSI was made much lower with the Holy Week falling on the last week of the NSI billing month of March 2005 (as opposed to April 2006). NSI in the first quarter of 2006, thus, appeared to have increased by 4.61% to 6,649 GWH from the 6,356 GWH recorded in the same period last year.

On the other hand, since most customer meters would have been read by the end of any particular retail billing period, what is registered as sales usually does not reflect accurately the consumption pattern particularly in the latter part of any retail billing month. Thus, although first quarter of 2006 sales increased by 4.22% over the same period in 2005, it was not enough to cover the 4.61% apparent increase in NSI due to the timing of the Holy Week.

We expect a correction of this pattern in the second quarter of 2006 as the full effects of these extraneous factors are reflected in the input and output figures and, consequently, in system loss.

Nevertheless, system loss on a 12-month moving average improved to 10.33% in the first quarter of 2006 from 10.70% in the same period last year.

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IV. SYSTEM RELIABILITY

In the first quarter of 2006, system reliability, in terms of Interruption Frequency Rate (IFR) improved by 10.84% from 2.49 times in the first quarter of 2005 to a record low of 2.22 times for the same period this year. In spite of this, system availability, as measured by Cumulative Interruption Time (CIT), slightly deteriorated by 1.22% to 1.74 hours in the first quarter of 2006 from 1.72 hours in the same period last year.

Although considerable improvements were made on Meralco-controlled causes, these were offset by an increase in outages of NPC-owned generating/IPP plants and transmission facilities in January and March 2006.

The sustained upturn in Meralco's electric service reliability was attributed to the company's continued preventive and corrective maintenance programs, close adherence to standards during line construction and maintenance, plus the expected benefits gained from well-planned electric capital projects completed over the past years. With fewer resources due to budget constraints, efforts were streamlined towards managing frequently interrupted circuits and those serving critical loads. Reliability-centered activities like thermo-graphic inspections, line clearing, and tree pruning were intensified.

On the other hand, the lowered system availability was traced to supply-related troubles, largely brought about by outages of various generating plants resulting in automatic load dropping (ALD). The number of interruptions due to ALD increased by 65.79%, from 0.38 times in the first quarter of 2005 to 0.63 times in the same period this year. In addition, numerous TransCo maintenance activities, mainly the replacement of rotten poles on Dasmariñas circuits, a large chunk of which were done last January 4, 19 and March 14, 2006, accounted for 13.46% of our CIT.

REGULATORY UPDATES

Developments in the regulatory front are:

- The Supreme Court (SC), in a March 15, 2006 resolution, affirmed the December 2005 Court of Appeals (CA) Decision which denied GMA Network's claim for immediate payment and the payment of interest on the SC-mandated refund. The CA's December 2005 Decision also denied GMA Network's petition to annul ERC's approval of Phase IV of the refund process.

- As of March 31, 2006, out of the 5.1 million refunds for residential and general service customers, the Parent Company had already processed 4.44 million refunds for customers with active and terminated contracts (Phase I, II and III) with an equivalent amount of ₱10.55 billion. In November 2005, the Parent Company started sending refund notices to commercial and industrial customers covered by Phase IV to inform them of their refund amount, refund options, and

requirements to claim the refund. As of March 2006, the refund claims of 4,251 (around 5% of total qualified) customers had been processed, with an equivalent amount of ₱2.4B.

- After the filing of respective Motions for Reconsideration by Meralco and ERC on the February 2 SC Decision nullifying ERC's approval of Meralco's 2nd GRAM and declaring as void the GRAM rules, the Private Electric Power Operators Association, Inc. (PEPOA – a group of privately-held distribution utilities) and the Phil. Independent Power Producers Association (PIPPA) filed last March 9 and 27, respectively, separate motions at the SC seeking that they be allowed to intervene in the case.

- Hearings on the proposed Settlement Agreement between Meralco and NPC were concluded in October 2005. NPC and Meralco jointly manifested on January 20 that the net settlement amount went down from an initial estimate of ₱20.05 billion to ₱14.3 billion, reflecting Meralco's purchases in excess of baseline quantities stipulated by the Settlement Agreement.

- Hearings on Meralco's ₱0.1476/KWH rate application at the ERC have been deferred until such time that an ocular sampling inspection of Meralco assets has been completed. The actual inspection was done from May 8 –12, 2006 and hearings are expected to resume again on May 18, 2006.

- Last March 17, ERC released its Performance Scheme Framework, providing more details on the incentive scheme to be implemented under the Distribution Wheeling Rate Guidelines (DWRG), the ERC-promulgated Performance-Based Ratemaking (PBR) framework for private distribution utilities. In addition to the asset revaluation process which started last March 7 for Meralco, various preparations are also underway for a rate filing under PBR by August 31. Meralco will be under PBR starting July 2007.

Consolidated

Revenues. Consolidated revenues for the quarter ended March 31, 2006 amounted to ₱42,577 million or a growth of 14.6% compared to ₱37,162 million in previous year. The increase was driven primarily by a 4.2% increase in sales volume coupled with the increase in purchased power costs by the Parent Company's revenue from sale of electricity by 14.1% from ₱36,386 million to ₱41,515 million in the first quarter of 2005 and 2006, respectively.

Expenses. Total expenses increased by 8.7%, from ₱40,112 million in the first three months of 2005 compared to ₱43,607 million this year due mainly to increases in purchased power, operations and maintenance and interest and other financial expenses among others.

	1st Quarter Ended March 31		
	2006	2005	% Change
	(in million pesos)		
Purchased power	36,837	33,572	9.7
Operations and maintenance	2,386	1,862	28.1
Provision for probable losses	1,426	1,411	1.1
Depreciation and amortization	1,109	1,188	(6.6)
Interest and other financial expenses	1,104	968	14.0
CERA II revenues	(349)	(345)	1.2
Foreign exchange losses	349	345	1.2
Interest and other financial income	(277)	(88)	214.8
Present value impact on customers' refund	252	432	(41.7)
Real estate sold	455	244	86.5
Cost of contracts and services	227	195	16.4
Provision for probable losses on disallowed receivables	54	61	(11.5)
Equity in net earnings of associates	(41)	182	(122.5)
Taxes other than income tax	75	85	(11.8)
Total	43,607	40,112	8.7

Purchased power. The Parent Company's total purchased power cost from Napocor and IPPs slightly increased to 9.7% for the first quarter of 2006 compared to the same period last year mainly due to increases in generation and transmission costs from ₱5.28 per kWh for the first three months of last year to ₱5.54 per kWh this year.

Operations and maintenance expenses increased by 28.1% to ₱2,386 million for the quarter ended March 31, 2006, compared with ₱1,862 million in the same period in 2005, due primarily to increase in materials and supplies, transportation expenses and computer consumables.

Provision for probable losses. The Parent Company provided losses for the first quarter of 2006 amounting to ₱1,426 million almost the same level compared to last year's provision of ₱1,411 million.

Depreciation and amortization slightly decreased by 6.6% from ₱1,188 million for the quarter ended March 31, 2005, to ₱1,109 million in the same period in 2006, mainly as a result of the effect of implementation of PAS.

Interest and other financial expenses increased by 14.0% from ₱968 million in the first three months of 2005 to ₱1,104 million in 2006 due to higher financing costs.

CERA II revenues are presented in the statements of operations in compliance with Philippine Accounting Standards (PAS) 21, "*The Effects of Changes in Foreign Exchange Rates*". Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations

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with a corresponding credit (debit) to CERA Revenues. For the first three months of 2006, CERA II revenues slightly increased by 1.2% from ₱345 million in 2005 compared to ₱349 million in 2006.

Foreign exchange losses – net. Foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the deferred foreign exchange loss account. CERA II revenues do not have any effect on retained earnings and net loss. As a result, foreign exchange losses - net also increased by 1.2%, from ₱345 million for the quarter ended March 31, 2005 to ₱349 million for the quarter ended March 31, 2006.

Interest and other financial income. For the quarter ended March 31, 2006, interest and other financial income increased by 214.8%, from ₱88 million for the first three months of 2005 to ₱277 million for the first quarter of this year mainly due to increase in interest income.

Present value impact on customers' refund. In compliance with PAS 39, the present value impact on customers' Phase IV refund to be paid starting 2005 to 2010 was established. For the quarter ended March 31, 2006, the present value impact on customers' refund was ₱252 million compared to ₱432 million in the same period last year. This refund should be recognized at fair value and subsequently carried at amortized cost using effective interest rate method. The Parent Company obtained the present value of the customers' refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability.

Real estate sold, an account of subsidiary Rockwell Land Corporation, increased by 86.5% from ₱244 million in the first quarter of 2005 to ₱455 million in the same period of this year due mainly to the intensified marketing campaigns particularly on Manansala and Joya, both residential condominium projects in 2004. Of the 618 Manansala units completed by October 2005, 603 units or 98% were reported sold by December 2005. As for Joya, project completion percentage increased from 1.9% in 2004 to 18% in December 2005. In December 2005, 772 units have been sold accounting for 82% of the 946 total units available.

Cost of contracts and services, also a subsidiary account, increased by 16.4% from ₱195 million in the first three months of 2005 compared to ₱227 million of this year's first three months primarily due to increase in construction contracts.

Provisions for probable losses on disallowed receivables amounted to ₱54 million for the quarter ended March 31, 2006. This refers to Quezon Power Philippines Ltd. (QPPL) transmission line fees disallowed by the ERC.

Equity in net earnings of associates and joint venture decreased by 122.5%, from ₱182 million for the quarter ended March 31, 2005 to (₱41) million for the quarter ended

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March 31, 2006, due mainly to the decrease in equitized earnings from various subsidiaries.

Taxes other than income tax slightly decreased by 11.8% from ₱85 million as of March 31, 2005 to ₱75 million in the same period this year, due to increase in realty tax and tax on capital gain on stocks.

Loss before income tax was ₱1,030 million for the quarter ended March 31, 2006 compared to ₱2,950 million in the same period last year or a 65.1% decrease.

Income tax benefit on a consolidated basis for the quarter ended March 31, 2006 was ₱415 million, a decrease of 47.3% from ₱787 million income tax benefit as of March 31, 2005.

Consolidated net loss for the quarter ended March 31, 2006 was significantly affected by the consistent provisioning for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court, which amounted to ₱1,426 million.

On consolidated basis, the net loss attributable to equity holders of the Parent Company were ₱657 million and ₱2,203 million for the quarters ended March 31, 2006 and 2005 respectively.

Consolidated capital expenditures for the quarter ended March 31, 2006 was ₱1,214 million, slightly higher by 3.9%, compared to the same period of last year's level of ₱1,168 million. About 99% of the capital expenditures for the quarter covered electric capital projects.

Cash dividends were not paid out to preferred stockholders for the second consecutive year primarily due the financial crisis brought about by the rate refund ordered by the SC in 2003.

Unappropriated retained earnings improved by 111.3% from the deficit of ₱1,783 million for the first three months in 2005 to a positive retained earnings of ₱202 million for the first quarter of this year due to a lower net loss incurred this year.

Basic Loss per share excluding depreciation on appraisal increase for the first quarter of 2006 decreased by 70.2% from (₱2.183) for the quarter ended March 31, 2005 to (₱0.651) for the period under review due mainly to the net loss posted for the first quarter.

Liquidity and Capital Resources

The following table shows the Company's cash flows on a consolidated basis as of and for the quarters ended March 31, 2006 and 2005:

	First Quarter		
	2006	**2005**	**% Inc(Dec)**

	(in millions)		
Cash Flows			
Cash and cash equivalents, beginning	₱14,081	₱4,918	186.3
Net cash provided by operating activities.......................................	(2,913)	(4,160)	(30.0)
Net cash used in investing activities .	1,519	4,215	(64.0)
Net cash provided by (used in) financing activities	(86)	(100)	(14.0)
Cash and cash equivalents, end............	12,601	4,873	158.6

As of March 31, 2006, consolidated cash and cash equivalents increased by 158.6 percent, from ₱4,873 million as of March 31, 2005 to ₱12,601 million this year. Principal sources of cash for the first quarter of this year was net cash provided by investing activities amounting to ₱1,519 million. In addition, the increase in customers' deposit amounting ₱356 million contributed to the increase in cash. These funds were used primarily for capital expenditures and payments for short-term and long-term debt and interest amounting to ₱8 million, ₱378 million and ₱481 million, respectively.

Operating Activities

Net cash used in operating activities for the first three months of 2006 amounted to (₱2,913) million, a decrease of ₱1,247 million or 30.0% from (₱4,160) million last year, mainly due to higher provision for probable loss amounting ₱1,426 million compared to ₱1,411 million last year. In addition, increase in trade and other receivables (₱670) million, coupled by the decrease in trade and other payables (₱3,421) million, contributed to the decrease in net cash provided by operating activities. Actual cash payments to customers' refund for the quarters ended March 31, 2006 and 2005 were ₱6 million and ₱44 million, respectively.

Investing Activities

For the first quarter of 2006, the Company's net cash provided by investing activities was ₱1,519 million, which was due mainly to the decrease in other noncurrent assets and other receivables amounting to ₱482 million and ₱560 million, respectively. Additions to utility plant and others amounted to ₱1,214 million, and ₱1,168 million for the quarters ended March 31, 2006 and 2005, respectively, a slight increase of 3.9%.

Financing Activities

The Company used net cash of ₱86 million for financing activities in first three months of 2006 compared to ₱100 million in the same period of 2005. The Parent Company refinanced its unsecured loans last November 2004, thereby stretching amortization of long-term loans and providing improved cash flow. Principal repayments totaled ₱386 million in 2006 compared to ₱493 million in 2005.

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Debt Financing

Consolidated interest-bearing loans and other borrowings - net of current portion, was P18,552 million as of March 31, 2006, compared to P22,369 million as of March 31, 2005. For the period under review, the payments of notes payable were the account of subsidiaries and the Parent Company has no outstanding balance of notes payable. The Company has no drawings from existing credit facilities during the period under review. Consolidated short-term debt as of the end of first quarter of 2006 amounts to P376 million, compared to P411 million as at the end of March 31, 2005.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	Peso Equivalent
	(in millions)					
2006	$18.04	¥1,011.47	€0.54	CHF 0.44	140.31	
2007	40.89	1,011.47	0.54	0.44	549.91	
2008	42.23	1,011.47	0.54	0.44	548.12	
2009	51.75	1,011.47	0.54	0.44	729.74	
2010 thereafter	108.00	1,011.47	0.54	0.44	1,457.39	
	$260.91	¥5,057.35	€2.70	CHF 2.20	3,425.47	
Equivalent Peso	P13,339.03	P2,203.68	P167.31	P86.06	P3,425.47	P19,221.55

Equity Financing

Upon the adoption of PAS 32, "Financial Instruments: Disclosure and Presentation"; the Parent Company's preferred shares were reclassified as debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERC, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Parent Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Parent Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities. As of March 31, 2006, there were 257 million preferred shares issued and outstanding in respect of which P2,571 million of capital had been paid to the Company.

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(ii) Any event that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

a. Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

On November 12, 2004, the Parent Company signed an agreement with domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2005, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005. Consequently, the Parent Company is not in technical default as of April 30, 2006.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱ 0.30 per kWh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kWh rate increase petition (ERC Case No. 2001-646)

with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kWh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kWh increase reflecting higher generation and transmission charges and ₱0.0865 per kWh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On March 11, 2005, the Parent Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC

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which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱ 9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of April 30, 2006, the SC has not ruled on the Parent Company's petition.

c. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

d. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (d) and (e) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

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(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described.

2006 Capital Expenditure Requirements

Electric Capital Projects:	(in Million Pesos)
a. System Requirements	₱1,094
b. Customer Allocation	2,427
c. Miscellaneous Allocation	1,896
Total Electric Capital Projects	5,417
Non Electric Projects	92
Other Capitalized Items	371
Total Capex	**₱5,880**

To date, the Company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, and working capital.

The Parent Company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The Parent Company has an approved capital expenditure budget of ₱5,880 million for the year 2006. Due to financial constraints brought about by the refund issue, the budgeted amount could be trimmed down further to ₱5 billion. The Parent Company has to prioritize its projects to only those deemed urgent in 2006 project line up. Funding of capital expenditures will be sourced substantially from internally generated cash flow, and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,880 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, to give priority to correction of normal deficiencies in the system, to stretch loading limits of our facilities and to initiate practical and cost-effective projects to correct system deficiencies.

(v) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

a. Unbundling Rate Case Filed with the Supreme Court

(Refer to previous discussion in Section (ii)b)

b. Performance-Based Regulation

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 36(b)].

ERC released last January 10, 2005 the DWRG, which was approved last December 20, 2004. Private distribution utilities are given the choice of when to enter, but once in, must stay with the performance-based rates. Last January 14, 2005, the Parent Company wrote ERC of its intention to join the first entrants into PBR. Under the DWRG, the Parent Company will make a rate filing by August 31, 2006 and after a period of public hearings and regulatory evaluation, will be under PBR by July 2007.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations.

As a result of (ii)b and (v)a above, the Parent Company provided for probable losses amounting to ₱5,901 million in 2005, ₱9,824 million in 2004, and ₱1,426 million for the quarter ended March 31, 2006 in its statements of operations.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements.

US SEC
File No. 82-3237

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

ξ *Consolidated utility plant and others* at revalued amounts increased from ₱90,567 million to ₱93,863 million or a mere 3.6% due to additional projects completed during the quarter and the transition adjustments brought about by PAS 16 "Property, Plant and Equipment". Transfers from construction in progress during the period under review was ₱1,805 million compared to ₱947 million for the same period of last year.

ξ Due to the limited resources, covenant on capital expenditures, and the ongoing customers' refund of the Parent Company, *Construction in progress* decreased by 43.0% from ₱5,255 million in the first quarter of 2005 to ₱2,995 million as at March 31, 2006. Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of sub-transmission and distribution facilities.

ξ *Investments in associates and joint venture* increased from ₱1,706 million in as of March 31, 2005 to ₱3,089 million as of March 2006 due mainly to due to transition adjustments.

ξ *Investment properties - net* include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. The carrying value of said properties amounting to ₱3,898 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell Land Corp. Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties. Investment properties grew by 137.9% to ₱1,684 million as of March 31, 2006 from ₱708 million due mainly to the construction and development costs incurred for "The Power Plant" and condominium units.

ξ *Deferred pass-through fuel costs* decreased from ₱11,612 million as of March 31, 2005 to ₱7,714 million as of March 31, 2006, or 33.6% decreased due to the settlement agreements signed between First Gas and Gas Sellers which would take effect upon satisfaction of certain conditions among others, securing the Parent Company' consent. Under the terms of the settlement agreements, the total claim of US$231million was reduced to $148 million effective October 1, 2005. As a result of the settlement agreement, the liability arising from deferred pass through fuel costs has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has been classified as a current liability.

ξ *Other non-current assets* decreased from ₱10,960 million in March 31, 2005 to ₱8,581 million in March 31, 2006 or 21.7% decline, mainly due to decreases in Deferred Purchased Power Adjustment – noncurrent portion, from ₱6,702 million in March 31, 2005 to ₱2,923 million in March 31, 2006, and Deferred Foreign

Exchange Adjustments, from ₱4,976 million in March 31, 2005 to ₱2,191 million as of March 31, 2006, among others.

Current Assets

- *Cash and Cash Equivalents* increased, from ₱4,873 million as of March 31, 2005 to ₱12,601 million in March 31, 2006 or 158.6% and is attributable to the decreased amortization of loans brought about by refinancing and the improved collection of receivables, among others. Average collection period for the three months ended March 31, 2006 was 24 days.

- *Trade Receivables – Parent Company* also increased, from ₱25,525 million in March 31, 2005 to ₱26,511 million in March 31, 2006, or 3.9% increase, due primarily to 14.6% increase in revenues brought about by increases in volume sales and purchased power cost. On the other hand, *Trade Receivables – Subsidiaries* decreased by 0.9% due to lower revenues. *Allowance for Doubtful Accounts* declined by 61.7% from ₱1,500 million in March 31, 2005 compared to only ₱575 million for the quarter under review.

	2006	2005	%Change
Trade receivables – Parent Company	₱26,511	₱25,525	3.9
Trade receivables – subsidiaries	4,277	4,314	(0.9)
Others	780	1,013	(23.0)
Allowance for doubtful accounts	(575)	(1,500)	(61.7)
Trade and other receivables – net	**₱30,993**	**₱29,352**	**5.6**

- *Inventories – at net realizable value* slightly decreased by 12.2% to ₱1,164 million as of March 31, 2006, mainly due to slow down in capital expenditures brought about by cash flow constraints.

- Creditable withholding taxes, tax certificates, advance payments to suppliers and others comprises the account "*Other Current Assets*". The 137.5% increase from ₱907 million in March 31, 2005 to ₱2,154 million as of March 31, 2006, is attributable to the ₱1,158 million increase in prepaid withholding tax for the period under review.

Stockholders' Equity

- *Preferred Stock.* The Parent Company adopted PAS 32 "Financial Instruments: Disclosure and Presentation" in 2005 wherein preferred shares were reclassified to debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. Breakdown of preferred stock reclassified to debt follows:

	2006	2005
Non-current portion	₱1,896	₱474
Current portion	674	172
Total	₱2,570	₱646

- *Common Stock* has no major movement in the first quarter of this year. During the ESOP 12th Offering, 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Employee Stock Ownership Plan (Plan). The grant date is December 31, 2003 and vesting date is February 28, 2007.

- *Unrealized fair value gains on available-for-sale investments* pertain to the unrealized fair value gains on the Company's investments in shares of stocks and country club shares.

- *Appraisal increase in utility plant and others* showed major movement from ₱17,935 million as of March 31, 2005 to ₱20,830 million as of March 31, 2006 as a result of the adoption of the deemed cost method of valuation in compliance with the new accounting standard on property, plant and equipment.

- Reflecting the Net Loss incurred in 2005 (as restated, attributable to equity holders of the Parent Company) amounting to ₱350 million as a result of the transition adjustments in compliance with the adoption of PFRS, the Company's consolidated *Unappropriated retained earnings (deficit)* for the year 2005 was ₱430 million. Year-on-year, the unapproriated retained earnings (deficit) as of March 31, 2006 was ₱202 million compared to (₱1,783) deficit last year.

Noncurrent Liabilities

- Interest-bearing loans and other borrowings – net of current portion decreased to ₱18,552 million as of March 31, 2006 from ₱22,369 million as of March 31, 2005, due to payments of certain portion of long-term debt and the appreciation of pesos vis-à-vis the dollar. Average Peso/Dollar exchange rate year-on-year was ₱51.65 for 2006 compared to ₱54.90 for 2005.

- *Customers' Deposits* (net of current portion) of the Parent Company as of March 31, 2006 was ₱18,529 million, 10.2% higher compared to the March 31, 2005 amount of ₱16,817 million. Increased number of customers attributed to the increment, from 4,236,553 as of March 31, 2005 to 4,328,146 as of March 31, 2006.

	2006	2005	% Change
	(in million pesos)		
Meter and bill deposits	₱11,709	₱10,684	9.6
Interests on meter and bill deposits	6,820	6,133	11.2
Total	18,529	16,817	10.2

ξ Summary of account *"Provisions"* is accounted for as follows:

	2006	2005	% Change
	(in million pesos)		
Provision for probable losses, beginning	15,725	9,824	60.1
Provisions during the year	1,426	1,411	1.1
Provision for various tax assessments & claims	1,271	523	143.2
Total	18,422	11,758	56.7

The Parent Company provided for probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004 and the tax effect thereof amounting ₱2,065 million in 2005 and ₱3,144 million in 2004 and are presented as part of income tax benefit account. For the quarter ended March 31, 2006, the Parent Company provided for probable losses amounting to ₱1,426 million compared to ₱1,411 million as of March 31, 2005. Such amount represents management's best estimate of probable loss in the event of a final and executory adverse decision on the unbundling case. As of April 30, 2006, the SC has not ruled on the Parent Company's petition.

ξ Customers refund- net of current portion represents the balance of the customers refund due more than one year. As of March 31, 2006 this amounted to ₱11,263 million, lower than the March 31, 2005 balance of ₱14,083 million due to the full implementation of Phases I – III and transfer of the amounts due within one year to the current portion.

ξ Deferred income tax liabilities decreased by ₱3,718 million, from ₱7,410 million as of March 31, 2005 to ₱3,692 million as of March 31,2006 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the CA decision on unbundling tariff increase.

ξ Liability arising from deferred pass-through fuel costs decreased from ₱10,678 million as of March 31, 2005 to ₱3,978 million as of March 31, 2006 or 62.7% decline as a result of the settlement agreement signed on March 22, 2006 between First Gas and the Gas Sellers. Under the terms of the settlement agreements, the total claim of US$231 million was reduced to US$148 million effective October 1, 2005, less a recognized credit on January 31, 2006 amounting to US$13 million.

ξ Estimated liability for project development – noncurent, a liability account of Rockwell Land Corporation (a subsidiary) amounting to ₱4,031 million, refers to the liability related to the construction of the Manansala and Joya condominium projects.

ξ Other Noncurrent Liabilities amounted to ₱1,221 million as of March 31, 2006 compared to ₱1,693 million as of March 31, 2005 or a decrease of ₱472 million due mainly to the decrease in deferred pass-through fuel costs as a result of the settlement agreements wherein the interest cost recognized by the Parent Company as of

December 31, 2005 had been reduced to ₱883 million because of the reduction in the liability.

Current Liabilities

- For the years ended December 31, 2005, 2004, and for the quarter ended March 31, 2006, the Parent Company had no outstanding short-term loans. *Consolidated notes payable* balance amounting to ₱376 million as of March 31, 2006 pertains to notes payable of subsidiaries.

- *Trade and other payables* increased from ₱27,071 million as of March 31, 2005 to ₱39,124 million as of March 31, 2006, or 44.5% increase. This was due mainly to the increase in accrued expenses, from ₱9,787 million in March 31, 2005 to ₱17,734 million in March 31, 2006 brought about by pension provision, from ₱4,525 million as of March 31, 2005 to ₱9,853 million as of March 31, 2006.

- *Customers' refund – current* pertains to the ongoing Phase IV refund. As of March 31, 2006, this amounted to ₱4,495 million compared to ₱4,798 million as of March 31, 2005 or a decrease of 6.3%.

- *Interest bearing loans and other borrowings - current portion* amounted to ₱2,828 million as of March 31, 2006 or a decrease of 27.6% from ₱2,216 million as of March 31, 2005 due to payments of certain portion of long-term debt during the quarter under review.

- *Income tax payable* on a consolidated basis, increased from (₱128) million as of March 31, 2005 to ₱110 million as of March 31, 2006. The Parent Company reported a higher taxable income for the quarter ended March 31, 2006 due to higher non-deductible expenses such as provision for probable losses and provision for retirement expense.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

a. Seasonality

The following table sets forth the Company's quarterly sales in gWh.

	2006	2005	2004
		(in gWh)	
Quarterly Sales			
First Quarter	5,824	5,588	5,589
Second Quarter		6,529	6,437
Third Quarter		6,460	6,392
Fourth Quarter		6,229	6,242
Totals	5,824	24,806	24,660

The Parent Company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Parent Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Parent Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Parent Company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) Interim Periods

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to May 2003 amounting to ₱30.3 billion will greatly affect our cash flows, and the Parent Company has no recourse but to contend itself with the reenacted budgeted capital expenditures for the year 2006 to approximately ₱5.88 billion.

As of March 31, 2006, out of the 5.1 million refunds for residential and general service customers, the Parent Company had already processed 4.44 million refunds for

customers with active and terminated contracts (Phases I, II and III) with an equivalent amount of ₱10.55 billion. In November 2005, the Parent Company started sending refund notices to commercial and industrial customers covered by Phase IV to inform them of their refund amount, refund options, and requirements to claim the refund. As of March 31, 2006, the refund claims of 4,251 (around 5% of total qualified) customers had been processed, with an equivalent refund amount of ₱2.4 billion.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances	=	None
Repurchases	=	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

(Please see "Notes to Financial Statements" No. 20 Interest-Bearing Loans and Other Borrowings)

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. Local Tax Adjustments

A recent rate-related filing of the Parent Company was the Application for a Local Tax Adjustment Clause, dated December 16, 2004. Under the Local Government Code, local government units started to implement new local taxes and fees aside from the local franchise tax. The Parent Company is therefore seeking to recover such costs through the adoption of a recovery mechanism for local taxes. As of this date, the ERC has not yet ruled on the Parent Company's petition.

2. System Loss Guidelines for Distribution Utilities

Another rule promulgated by the ERC in 2004 was the System Loss Guidelines for Distribution Utilities which took effect November 2004. The Guidelines segregate system losses of distribution utilities into three categories: technical, non-technical and administrative losses. Separate caps will then be established by the Commission for the segregated losses.

The ERC has directed distribution utilities to submit their applications on their proposed system loss caps and other data requirements on or before October 31, 2006.

US SEC
File No. 82-3237

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

a. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings.

b. Unbundling Rate Case Filed with the SC

(See Note No. 33 of the Notes to Financial Statements)

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the three months ended March 31, 2006, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "Distribution Rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3 billion, which greatly affect the Company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the cost method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method.

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of March 31, 2006, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

Financial Highlights:	Current Yr. YTD Mar '06	Previous Yr. YTD Mar'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 31	₱ 20	55
Gross Profit	21	13	62
Net Income	8	6	33
Total Assets	254	194	31
Total Liabilities	107	76	41
Total Stockholders' Equity	147	118	25

On a year-to-date basis, eMVI has accumulated net income of ₱8 million as of March 31, 2006, which is 33% higher than the net income of ₱6 million as of March 31, 2005.

Gross revenues also increased by 55% due mainly to Fiber Optics project and higher demand on other related services (e.g. ethernet, coloc, leased lines, etc).

The increase in Total Assets pertain to equipment acquired for operational purposes and the increase in receivable due to increase in revenue.

The increase in liabilities resulted from the increase in Accounts Payable and Accrued Expenses.

The increase in net income is main reason behind the increase in Stockholders' Equity amounting to ₱8 million.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Mar'06	Previous Yr. YTD Mar'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 307	₱ 295	4
Gross Profit	40	49	(18)
Net Income (Loss)	14	(3)	467
Total Assets	945	895	6
Total Liabilities	685	691	(1)
Total Stockholders' Equity	260	204	27

The 4% increase in revenues was attributed to the improved demand in the following business lines such as engineering projects, telecommunications and water lines.

Gross profit likewise increased as a result of slightly higher revenues for the period under review, net income increased due to higher equity share.

Total Assets slightly increased on account of increase in receivables.

The decrease in liabilities resulted from the decrease in accounts payable and notes payable.

Stockholders' Equity increased by 27% due to income achieved during the period under review.

Rockwell Land Corporation is a joint venture among Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Mar'06	Previous Yr. YTD Mar'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱748	₱516	45
Gross Profit	293	272	8
Net Income	70	50	40
Total Assets	12,083	12,265	(1)
Total Liabilities	5,686	6,167	(8)
Total Stockholders' Equity	6,397	6,098	5

For the quarter ended March 31, 2006, "Joya Lofts and Tower" sales was still the highest revenue source, accounting for 76% of its Total Revenues, followed by Retail Operation at 16%, and Cinema at 4%. As of March 31, 2006, number of units sold for "Manansala Towers" was 602 out of 618, while "Joya Lofts and Tower", 824 units out of 946.

The improvement in gross profit and net income could be attributed to improved revenues and lower operating expenses respectively.

Total Assets slightly decreased by 1% due mainly to improved collection of receivables, and lower development cost.

Total Liabilities amounted to ₱5,686 million as of March 31, 2006 or a slight decrease of 8% from ₱6,167 million due to payments of certain portion of loans.

As a result of the 40% increase in net income for the three months ended March 31, 2006, Stockholders' Equity slightly increased by a mere 5%.

Corporate Information Solutions, Inc. (CIS) is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability. In the last quarter of 2005, CIS sold its Solutions Center and Data Center (DC) business segments to Soluziona Phils. Currently, CIS' business line has been confined to its payment collection service known as the "Bayad Center."

Financial Highlights:	Current Yr. YTD Mar'06	Previous Yr. YTD Mar'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 69	₱ 99	(30)
Gross Profit	29	48	(40)
Net Income	15	32	(53)
Total Assets	365	249	47
Total Liabilities	732	767	(5)
Total Capital Deficiency	(366)	(518)	(29)

US SEC
File No. 82-3237

Revenues decreased to P69 million as of March 31, 2006 from P99 million as of March 31, 2005 mainly because its 1Q06 revenues pertain only to the Bayad Center segment, after its core businesses (SC & DC) were sold to Soluziona Phils. in 2005.

As a result of lower revenues, gross profit also declined by 40%, from ₱48 million last year to ₱29 million for the period under review.

Year-on-year, decreases in liabilities include the following accounts: Accounts Payable, and other current liabilities.

Stockholders' Equity slightly improved slightly by negative 29% compared to last quarter figure.

First Private Power Corporation was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

Financial Highlights:	Current Yr. YTD Mar'06	Previous Yr. YTD Mar'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱672	₱698	(4)
Operating Income	425	462	(8)
Net Income	370	230	61
Total Assets	5,084	4,522	12
Total Liabilities	1,731	2,236	(23)
Total Stockholders' Equity	3,353	2,286	47

FPPC's gross revenues slightly decreased by 4% due mainly to lower demand for the period under review.

Due to slight increase in operating expenses for the first quarter of 2006, operating income declined by 8%, from ₱462 million for the first three months of 2005 to ₱425 million in the same period this year.

Total assets increased by a minimal 12% due to increase in property plant and equipment, and other asset.

Total liabilities also decreased by 23% mainly due to decrease in long-term liabilities – noncurrent and current portion.

Stockholders' Equity increased due mainly to lower cumulative translation adjustment booked for the first three months this year.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY

1. **AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE**

As of March 31, 2006

(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	12,532	11,071	303	112	1,046
Government	491	263	59	18	151
General Power					
Private	10,496	9,245	256	90	905
Government	2,337	1,599	242	61	435
Flat / Streetlights					
Private	55	24	4	2	25
Government	560	212	49	41	258
Sub-total					
Private	23,083	20,340	563	204	1,976
Government	3,388	2,074	350	120	844
Others (Subsidiaries)	4,276	3,740	80	115	341
Gross Trade Receivables	30,747	26,154	993	439	3,161
Less: Allow. for Doubtful Accounts	575				575
Net Trade Receivables	30,172	26,154	993	439	2,586
b) Non-Trade Receivables					
Notes Receivable	41	0	0	0	41
Others	0	0	0	0	0
Total Non-Trade	41	0	0	0	41
NET RECEIVABLES (a+b)	**30,213**	**26,154**	**993**	**439**	**2,627**

US SEC
File No. 82-3237

2. Accounts Receivable Description

Type of Receivable

Trade Receivables

	Type	Description	Days
a)	Regular General Service	Mostly residential customers	24 days
b)	General Power	Combination of commercial and industrial customers	24 days
c)	Flat / Streetlights	Mostly streetlights and hospitals	24 days
d)	Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 days**

"sec march 2006 md&a first quarter 2006"/ my doc c

Manila Electric Company and Subsidiaries

Parent Company Financial Statements
For the Three Months Ended March 31, 2006 and 2005

Consolidated Financial Statements
For the Three Months Ended March 31, 2006, 2005 and
For the Year Ended December 31, 2005

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Co.	Consolidated	Consolidated
			& Audited
	Mar 2006	Mar 2006	Dec 2005
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 9, 10 and 20)	₱89,377	₱93,863	₱89,438
Construction in progress (Note 10)	2,995	2,995	3,799
Investments in associates & joint venture (Note 11)	966	3,089	1,730
Investment properties – net (Notes 12 and 20)	841	1,684	4,739
Deferred pass-through fuel costs (Notes 13 & 26)	7,714	7,714	7,857
Other noncurrent assets (Notes 13, 31 and 34)	7,849	8,581	8,920
Total Noncurrent Assets	109,742	117,926	116,483
Current Assets			
Cash and cash equivalents (Note 14 & 31)	11,912	12,601	14,081
Trade & other receivables - net (Notes 13, 15, 26 and 31)	26,792	30,993	30,883
Inventories- at net realizable value (Note 16)	1,143	1,164	1,230
Land and development costs (Note 8)	0	0	347
Other current assets (Notes 17 and 32)	1,549	2,154	1,312
Total Current Assets	41,396	46,912	47,853
TOTAL ASSETS	₱151,138	₱164,838	₱164,336
STOCKHOLDERS' EQUITY AND LIABILITIES			
Equity Attributable to Equity Holders of the Parent			
Common stock (Note 18)	₱9,985	₱9,985	₱9,985
Capital in excess of par value	2,918	2,918	2,918
Employee share-based payment plan (Note 19)	56	56	56
Unrealized fair value gains on available-for-sale investments (Notes 4 & 13)	37	0	26
Appraisal increase in utility plant and others (Notes 9 and 18)	20,830	20,830	21,123
Share in revaluation increment of an associate (Notes 11 and 18)	0	971	636
Share in cumulative translation adjustment of an associate (Note 11)	0	12	1
Unappropriated retained earnings (deficit) (Notes 4, and 18)	(2,120)	202	430
Appropriated retained earnings (Note 18)	200	200	200
	31,906	35,174	35,375
Minority Interest	0	3,043	3,086
Stockholders' Equity	31,906	38,217	38,461

(Forward)

US SEC
File No. 82-3237

	Parent Co.	Consolidated	Consolidated & Audited
	March 2006	Mar 2006	Dec 2005
		(Amounts in Millions)	
Noncurrent Liabilities			
Interest-bearing loans & other borrowings – net of current portion (Notes 9,20,31 and 36)	17,841	18,552	19,239
Customers' deposits – net of current portion (Notes 21, 25, and 31)	18,529	18,529	18,173
Provisions (Notes 2,22,28 and 33)	18,422	18,422	16,997
Customers' refund-net of current portion (Notes 2©, 4, 23 and 31)	11,263	11,263	11,736
Deferred income tax liabilities (Note 32)	3,692	3,692	4,388
Liability arising from deferred pass-through fuel costs– net of current portion (Notes 13 & 26)	3,978	3,978	4,121
Estimated liability for project development –net of current portion	–	4,031	1,515
Deferred gross profit	0	0	798
Other noncurrent liabilities (Notes 13 and 25)	423	1,221	733
Total Noncurrent Liabilities	74,148	79,688	77,700
Current Liabilities			
Notes payable (Note 16)	0	376	384
Trade and other payables (Notes 13, 20, 21, 25, 26, 29 and 31)	37,681	39,124	39,518
Customers' refund–current portion (Notes 2c, 4, 23 and 31)	4,495	4,495	3,787
Interest bearing loans & other borrowings– current portion (Notes 9, 20, 30, 31 & 36)	2,828	2,828	3,030
Estimated liability for project development – current portion	-	-	1,218
Income tax payable	80	110	238
Total Current Liabilities	45,084	46,933	48,175
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱151,138	₱164,838	₱164,336

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	3 Months Ended Mar 31		3-Months Ended Mar 31	
	2006	2005	2006	2005
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)				
Sale of electricity	**₱41,515**	₱36,386	**₱41,515**	₱36,386
Sale of real estate	**-**	-	**748**	516
Sale of services	**-**	-	**215**	197
Others	**99**	63	**99**	63
	41,614	36,449	**42,577**	37,162
EXPENSES (INCOME)				
Purchased power (Notes 20 and 27)	**36,837**	33,572	**36,837**	33,572
Operations and maintenance (Notes 20, 22 and 24)	**2,347**	1,812	**2,386**	1,862
Provision for probable losses	**1,426**	1,411	**1,426**	1,411
Depreciation and amortization (Notes 9 and 22)	**1,063**	1,136	**1,109**	1,188
Interest & other financial charges - net	**1,078**	1,047	**1,104**	968
CERA II revenues	**(349)**	(345)	**(349)**	(345)
Foreign exchange losses - net	**349**	345	**349**	345
Interest and other financial income	**(302)**	(88)	**(277)**	(88)
Present value impact on customers' refund	**252**	432	**252**	432
Prov'n. for probable losses on disallowed receivables	**54**	61	**55**	61
Taxes other than income tax (Note 23)	**72**	83	**74**	85
Equity in net earnings of associates & joint venture	**0**	0	**(41)**	182
Cost of contracts and services (Note 22)	**–**	–	**227**	195
Cost of real estate	**–**	–	**455**	244
	42,827	39,466	**43,607**	40,112
LOSS BEFORE INCOME TAX	**1,213**	3,017	**1,030**	2,950
INCOME TAX BENEFIT	**(465)**	(814)	**(415)**	(787)
NET LOSS (Note 28)	**₱748**	₱2,203	**₱615**	₱2,163
Attributable to:				
Equity holders of the parent (Note 35)			**₱657**	₱2,203
Minority interests			**(42)**	(40)
			P615	P2,163
Loss Per Share (Note 35)	**₱0.741**	₱2.183	**₱0.651**	₱2.183

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Attributable to Equity Holders of the Parent											
	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative *Translation* Adjustment of an Associate	*Unappropriated* Retained Earnings	*Appropriated* Retained Earnings	Total	Minority Interest	Total Stockholders' Equity
									(*Amounts in Millions*)			
At December 31, 2005, as previously reported	₱9,985	₱2,918	₱56	₱26	₱21,123	₱636	₱1	₱430	₱200	₱35,375	₱3,086	₱38,461
Effect of adoption of IFRS (Note 4)	-	-	-	–	-	–	–	290	–	290	-	290
At December 31, 2005, as restated	9,985	2,918	56	26	21,123	636	1	720	200	35,665	3,086	38,751
Effect of adoption of PAS 32 and 39 (Note 4)	–	–	–	-	–	–	–	-	–	-	(85)	(85)
At January 1, 2005, as restated	9,985	2,918	56	26	21,123	636	1	720	200	35,665	3,001	38,666
Depreciation on appraisal increase transferred to unappropriated retained earnings	–	–	–	–	(139)	–	–	139	–	–	–	–
Additions in share in revaluation increment of associate	–	–	–	–	–	335	–		–	335	–	335
Revaluation increment of disposed utility plant & other	–	–	–	–	(154)	–	–	–	–	(154)	–	(154)
Translation adjustment during the year	–	–	–	–	–	–	11	–	–	11	–	11
Unrealized fair value loss on available-for-sale investments	–	–	–	(26)	–	–	–	–	–	(26)	–	(26)
Total income and expense for the year recognized directly in equity	–	–	–	-	-	335	11	139	–	166	–	166
Net loss	–	–	–	–	–	–	–	(657)	–	(657)	42	(615)
Total income and expense for the year	–	–	–	-	-	335	11	(518)	–	(491)	42	(449)
Share-based payment	–	–	-	–	–	–	–	–	–	-	–	-
Cancelled subscriptions	-	–	–	–	–	–	–	–	–	-	–	-
At March 31, 2006	₱9,985	₱2,918	₱56	₱-	₱20,830	₱971	₱12	₱202	₱200	₱35,174	₱3,043	₱38,217

See accompanying Notes to Consolidated Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in Millions)	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total Stockholders' Equity
At December 31, 2005, as previously reported	₱9,985	₱2,918	₱56	₱37	₱20,968	₱-	₱-	(₱1,511)	₱200	₱32,653
Effect of adoption of IFRS (Note 4)	-	-	-	-	-	-	-	-	-	-
At December 31, 2005, as restated	9,985	2,918	56	37	20,968	-	-	(1,511)	200	32,653
Effect of adoption of PAS 32 and 39 (Note 4)	-	-	-	-	1	-	-	-	-	1
At January 1, 2005, as restated	9,985	2,918	56	37	20.969	-	-	(1,511)	200	32,654
Depreciation on appraisal increase transferred to unappropriated retained earnings	-	-	-	-	(139)	-	-	139	-	-
Additions in share in revaluation increment of associate	-	-	-	-	-	-	-		-	-
Revaluation increment of disposed utility plant & other	-	-	-	-	-	-	-	-	-	-
Translation adjustment during the period	-	-	-	-	-	-	-	-	-	-
Unrealized fair value loss on available-for-sale investments	-	-	-		-	-	-	-	-	-
Total income and expense for the year recognized directly in equity	-	-	-	-	(139)	-	-	139	-	-
Net loss	-	-	-	-	-	-	-	(748)	-	(748)
Total income and expense for the year	-	-	-	-	(139)	-	-	(609)	-	(748)
Share-based payment	-	-	-	-	-	-	-	-	-	-
Cancelled subscriptions	-	-	-	-	-	-	-	-	-	-
At March 31, 2006	₱9,985	₱2,918	₱56	₱37	₱20,830	₱-	₱-	(₱2,120)	₱200	₱31,906

See accompanying Notes to Consolidated Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended March 31			
	2006	2005	**2006**	2005
		(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**(₱1,213)**	(₱3,017)	**(₱1,030)**	(₱2,950)
Adjustments for:				
Provisions	**1,426**	1,411	**1,426**	1,411
Depreciation and amortization	**1,063**	1,136	**1,109**	1,188
Taxes other than income tax	**72**	83	**74**	85
Interest expense on loans and other financial charges	**644**	468	**670**	468
Present value impact on customers' refund	**252**	432	**252**	432
Interest expense on customers' deposits	**658**	742	**658**	742
Interest and dividend income	**(275)**	(242)	**(277)**	(88)
Disallowed recoveries – net	**55**	61	**55**	61
Equity in net earnings of associates & joint venture	**0**	0	**(41)**	182
Others	**(2,735)**	(2,130)	**(1,200)**	(1,256)
Operating income before working capital changes	**(53)**	(1,056)	**1,696**	275
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Trade and other receivables	**1,887**	916	**(670)**	(920)
Inventories	**(27)**	(244)	**413**	(261)
Other current assets	**(1,124)**	(24)	**(843)**	(220)
Increase(decrease) in:				
Trade and other payables	**(2,413)**	(2,639)	**(3,421)**	(2,859)
Other non-current liabilities	**(5,444)**	(412)	**418**	(200)
Customers' refund – non-current	**(472)**	(1,058)	**(472)**	(1,058)
Estimated liability for project development	**-**	-	**2,517**	2,712
Net cash generated from operations	**(7,646)**	(4,517)	**(362)**	(2,531)
Franchise tax paid	**(2,341)**	(1,316)	**(2,341)**	(1,316)
Interest paid	**(464)**	(357)	**(481)**	(357)
Income tax paid	**0**	0	**0**	0
Interest and dividend received	**275**	242	**277**	88
Cash flow from ordinary activities	**(10,176)**	(5,948)	**(2,907)**	(4,116)
Customers' refund paid	**(6)**	(44)	**(6)**	(44)
Net cash used in operating activities	**(10,182)**	(5,992)	**(2,913)**	(4,160)

(Forward)

US SEC
File No. 82-3237

	Parent Company		Consolidated	
	Three Months Ended March 31			
	2006	2005	2006	2005
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱1,057)**	(₱1,047)	**(₱1,214)**	(₱1,168)
Decrease (increase) in:				
Other receivables	**288**	79	**560**	37
Other noncurrent assets	**4,289**	5,301	**482**	5,280
Other current liabilities	**2,265**	734	**2,246**	339
Increase(decrease) in investments and advances	**1,725**	637	**(1,359)**	359
Increase(decrease) in other property and equipment	**804**	(91)	**804**	(632)
Net cash provided by investing activities	**8,314**	5,613	**1,519**	4,215
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**-**	-	**(8)**	(31)
Long-term debt	**(284)**	(288)	**(378)**	(462)
Increase in customers' deposits	**356**	417	**356**	417
Proceeds from issuance of and subscriptions to:				
Preferred stock	**-**	390	**-**	390
Redemption of preferred stock	**(14)**	(188)	**(14)**	(188)
Increase (decrease) in minority interest	**–**	–	**(42)**	(226)
Net cash provided by (used in) financing activities	**58**	331	**(86)**	(100)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(1,810)**	(48)	**(1,480)**	(45)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**13,722**	4,377	**14,081**	4,918
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱11,912**	₱4,329	**12,601**	₱4,873

See accompanying Notes to Financial Statements.

US SEC
File No. 82-4237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering 25 cities and 86 municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City.

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors (BOD) on April 24, 2006.

b. Regulation and Franchise Renewal

Prior to the enactment in 2001 of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," [see Note 36(b)], the Parent Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidated the Parent Company's 50 franchises servicing 25 cities and 86 municipalities in Metro Manila and in six surrounding provinces.

2. Rate Cases

a. GRAM Case

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs or the Generation Rate Adjustment Mechanism (GRAM). The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed at the ERC for approval. The GRAM Implementing Rules did not require publication of, nor the conduct of public hearings on, filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kwh in accordance with the GRAM Implementing Rules.

The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the Supreme Court (SC) questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

No provisioning has been made in this case since the SC did not order the refund of the generation charge collections under the GRAM. In addition, generation costs for the period covered by the GRAM have all been confirmed for recovery from customers. If recovery is not allowed through the GRAM, it will be recovered through some other methods that the ERC may allow.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kwh increase reflecting higher generation and transmission charges and ₱0.0865 per kwh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On March 11, 2005, the Parent Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of March 27, 2006, the SC has not ruled on the Parent Company's petition.

c. SC Decision on the ₱0.167 Refund

On January 28, 1994, the ERB granted the Parent Company a provisional rate relief of ₱0.184 per kWh in ERB Case No. 93-118. However, on February 16, 1998, the ERB rendered its decision disallowing income tax as an operating expense over the protestation of the Parent Company on the ground that this was not only the existing practice but also sanctioned by the ERB in other cases. The Parent Company appealed to the CA which reversed the decision of the ERB in the February 26, 1999 decision of the said appellate court. In February 2000, the oppositors to the rate relief elevated the case to the SC. In turn, the SC reversed the CA decision on November 15, 2002 and ordered the Parent Company to refund to its customers ₱0.167 per kWh starting with the Parent Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The Parent Company filed a Motion for Reconsideration but the SC denied it with finality on April 30, 2003. The loss arising from the SC decision amounted to ₱30,055 million, which represents the amount of refund to its customers of ₱0.167 per kWh for billing cycles from February 1994 to April 30, 2003.

US SEC
File No. 82-3237

The ERC approved the release of the refund in four phases. The last phase, Phase IV, is ongoing.

In connection with the above refund, GMA Network, Inc. and RGMA Network, Inc. joined the NASECORE in requesting the ERC to compel the Parent Company to pay interest. But in an Order dated December 21, 2004, the ERC denied their motions on the grounds that: i) the SC's judgment on the refund did not provide for payment of interest; and that ii) it had long become final and executory and can no longer be altered or amended.

On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a Petition in the CA praying that the Parent Company be ordered to immediately refund the amounts due to them plus legal interest of 6% per annum from February 1994 to April 9, 2004 when the Decision of the SC became final and executory and 12% per annum from April 9, 2004 until fully paid. Citing jurisprudence on the matter, they argued that prior to April 9, 2004, there was no loan or forbearance of money to speak of yet and so the legal interest is fixed by law at 6% per annum. When the SC's Decision became final and executory, the rate of legal interest is raised to 12% per annum as the obligation is equivalent to a forbearance of credit. The Parent Company opposed the petition. GMA Network, Inc. and RGMA Network, Inc. filed their motion for reconsideration of the CA Resolution.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that the refund amounts do not earn interest.

d. Rate Increase Application dated October 10, 2003

On October 10, 2003, the Parent Company filed an application with the ERC seeking to adjust the Parent Company's rate by an average of ₱0.1358 per kWh based on (a) an independent appraisal of the Parent Company's 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Parent Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in the Parent Company-related charges of ₱0.12 per kWh, effective January 2004. On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, and the submission of respective memoranda by the parties thereafter, the SC on June 15, 2004 laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the IRR of RA No. 9136, particularly the publication and comment requirements. Both the ERC and the Parent Company seasonably filed their separate MRs of the June 15, 2004 decision of the SC.

US SEC
File No. 82-3237

On April 27, 2005, the Parent Company filed with the ERC a motion to withdraw the ₱0.1358 per kWh rate application. While the ERC granted the Parent Company's motion to withdraw, it decided to pursue its MR at the SC. The Court, on August 9, 2005, denied with finality ERC's MR.

e. Rate Increase Application dated May 31, 2005

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 36(b)].

As of March 31, 2006, hearing on the Petition is still ongoing.

---

3. **Basis of Preparation**

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines as set forth in Philippine Financial Reporting Standards (PFRSs). PFRSs include standards named PFRSs and Philippine Accounting Standards (PASs), including interpretations issued by the Philippine Accounting Standards Council. These are the first consolidated financial statements prepared in accordance with PFRSs.

The Parent Company and its subsidiaries (collectively referred to as "the Company") prepared its consolidated financial statements until December 31, 2004 in accordance with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing its consolidated financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to both years presented except for PAS 32 and 39. An explanation of how the transition to PFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The accompanying consolidated financial statements have been prepared on the historical cost basis, except for utility plant and others and investment properties which are carried at deemed costs (see Note 5), and except for derivative financial instruments and available-for-sale investments that are measured at fair value.

The consolidated financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRSs, and rounded to the nearest millions except when otherwise indicated.

4. Changes in Accounting Policies

The adoption of PFRS resulted in certain changes to the Company's previous accounting policies (referred to as "previous GAAP").

The changes in accounting policies resulted from adoption of the following new PASs and PFRSs which became effective for annual reporting period beginning January 1, 2005.:

PFRS 1, "First-time Adoption of Philipine Financial Reporting Standards";

PFRS 2, "Share-Based Payments";

PAS 2, "Inventories";

PAS 16, "Property, Plant and Equipment";

PAS 19, "Employee Benefits";

PAS 21, "The Effects of Changes in Foreign Exchange Rates";

PAS 32, "Financial Instruments: Disclosure and Presentation";

PAS 39, "Financial Instruments: Recognition and Measurement"; and

PAS 40, "Investment Property".

The comparative figures for the 2004 consolidated financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments, from January 1, 2005 and adopted the "deemed cost" approach for utility plant and others and investment properties.

Standards Not Yet Effective
The Company did not opt for the early adopt the following standards and amendments that have been approved but are not yet effective:

Amendments to PAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures – The revised disclosures from the amendments will be included in the Company's financial statements when the amendments are adopted in 2006.

PFRS 6, Exploration for and Evaluation of Mineral Resources – This standard does not apply to the activities of the Company.

PFRS 7, Financial Instruments - Disclosures – The revised disclosures on financial instruments provided by this standard will be included in the Company's financial statements when the standard is adopted in 2007.

Reconciliation of Net Loss Without PFRS Adjustments
As previously discussed, the Company adopted new PFRSs effective January 1, 2005. Had the Company prepared its 2005 consolidated financial statements in accordance with previous GAAP

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(excluding PFRSs effective January 1, 2005), the Company would have reported a net income of ₱479 million in 2005. A reconciliation of the net income (loss) is as follows:

	Amounts in Millions
Net loss under PFRS	(₱350)
Financial instruments	1,616
Employee benefits	(777)
Property, plant and equipment	(36)
Share-based payments	26
Net income under previous GAAP	₱479

5. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the consolidated financial statements of the Company are as follows:

Basis of Consolidation
The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31, 2005.

	Country of Incorporation	Principal Activities	Percentage of Ownership
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	100
Asian Center for Energy Management (ACEM)*	Philippines	Research & Development	100
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	97
Corporate Information Solutions, Inc. (CIS)	Philippines	Systems Development	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	51

** For dissolution*

The financial statements of the subsidiaries are prepared for the same reporting year as the Parent Company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognized in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date that such control ceases.

Investments in Associates
The Company's investments in associates (entities over which the Company has significant influence and are neither subsidiaries nor joint ventures) are accounted for under the equity method of accounting in the consolidated financial statements. They are carried in the

consolidated balance sheets at cost plus post-acquisition changes in the Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting in the consolidated financial statements. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The financial statements of the joint venture are prepared for the same reporting year as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Company contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Company purchases assets from the joint venture, the Company does not recognize its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

Utility Plant and Others

Utility plant and others are stated at "deemed" cost (see Note 4), excluding the costs of day-to-day servicing less accumulated depreciation and any impairment loss. Such cost includes the cost of replacing part of such plant and equipment when that cost is incurred if the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful life of the assets. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

An item of utility plant and others is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations in the year the asset is derecognized.

Upon the disposal of an item of utility plant and others, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount.

The asset's residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial yearend.

When each major inspection is performed, its cost is recognized in the carrying amount of the utility plant and others as a replacement if the recognition criteria are satisfied.

Construction in Progress

Construction in progress of sub-transmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Impairment of Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash- generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of operations in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Investment Properties

Investment properties of the Parent Company are stated at "deemed" cost (see Note 4), including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

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Investment properties of Rockwell represent land, building, structures and improvements of the mall (the "Power Plant") and are stated at cost. These are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the consolidated statement of operations in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale. These transfers are recorded using the carrying amount of the investment property at the date of the change in use.

Deferred Pass-through Fuel Costs

Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year. In 2005, such amount was reduced as a result of the resolution of the dispute described in Note 13.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and in banks and short term investments with an original maturity of three months or less.

Receivables

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Inventories

Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost and net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs incurred during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Land and Development Costs

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost and net realizable value less allowance for probable losses. Expenditures for development are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net

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realizable value is the estimated selling price in the ordinary course of business less estimated costs to complete and sell.

Financial Assets (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Assets at Fair Value through Profit or Loss. Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term or upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the consolidated statements of operations.

Held-to-Maturity Investments. Non-derivative financial assets that are quoted in the market with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

Loans and Receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-Sale Financial Assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. Available-for-sale assets are carried at fair value in the consolidated balance sheets. Changes in the fair value of such assets are accounted for in stockholders' equity.

Derivative Financial Instruments

Derivative financial instruments (including bifurcated embedded derivatives) are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the current year.

Impairment of Financial Assets (Effective January 1, 2005)

The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost. If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of operations, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost. If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-Sale Financial Assets. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of operations. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

De-recognition of Financial Assets and Liabilities (Effective January 1, 2005)

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Financial Assets. A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is de-recognized when:

the rights to receive cash flows from the asset have expired;

the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial Liabilities. A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Interest-Bearing Loans and Other Borrowings

Long-term debt is initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net income or loss when the liabilities are de-recognized as well as through the amortization process.

Debt issuance costs are deferred and amortized using the effective interest method and are removed from the accounts when the loans are fully settled or restructured.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Pension and Other Post-Employment Benefits

The Company, except for MIESCOR, has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The Company also provides additional

File No. 02-1625

post-employment benefits upon retirement. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans. MIESCOR has a defined contribution retirement plan.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and any actuarial gains not recognized reduced by past service cost and actuarial losses not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Share-Based Payment Transactions

The Parent Company has a stock purchase plan for its employees and retirees to purchase fixed number of shares of stock at a stated price. When the grants vest, the capital stock transactions are recorded at the fair value of the awards on grant date as described below. The terms of the plan include, among others, a three-year holding period of the purchased shares and cancellation of the purchase prior to full payment of the purchase price.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes Option Pricing Model. In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Parent Company's best estimate of the number of equity instruments that will ultimately vest. The consolidated statement of operations charge or credit for a period represents the movement in cumulative expense recognized for the relevant period.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding awards is reflected as additional share dilution in the computation of loss per share (see Note 35).

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Parent Company

Sale of electricity. Revenues are recognized upon supply of power to the customers.

The UFR on the rate unbundling released by the ERC on October 30, 2001 specified the following bill components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA I and II and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. National and Local Franchise Taxes and Universal Charges, which are billed and collected merely on behalf of the national and local government and the ERC, respectively, do not form part of the Parent Company's revenues.

On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The levels of the Generation Charge and the CERA were fixed by the ERC in the unbundling decision until such time that that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly filing by the utilities, resulting in a lag between the time the costs are incurred and when they may be recovered.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates (AGRA) by Distribution Utilities. The AGRA guidelines were amended in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kWh starting February 1, 2005 until January 2007.

The approval by the ERC of the second GRAM covering the period from November 2003 to January 2004 was opposed by NASECORE in a Petition filed before the SC. The SC ruled against the ERC and the Parent Company in a Decision dated February 2, 2006. The SC declared the approval of the second GRAM as invalid because the jurisdictional requirements under the Implementing Rules of EPIRA were not complied with and the GRAM Implementing Rules was not published by the ERC. The Parent Company and the ERC, through the Office of Solicitor General, filed last February 20, 2006, respective motions for reconsideration of the SC's February 2, 2006 Decision. The SC decision did not order the

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refund of what has been collected. Since generation cost is a pass-through cost that was already advanced by the Parent Company, its legal counsels opined that such cost could be recovered under another duly approved recovery mechanism, i.e., AGRA, with the ERC's consent.

With the enactment of RA No. 9337, the ERC issued on November 7, 2005 Resolution No. 20, Series of 2005 which prescribed the Guidelines for Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Power Industry. RA No. 9337 removes the 2% national franchise tax but imposes a VAT on generation, transmission, distribution, and supply of electricity. Similar to the local franchise tax, the VAT is a separate item in the customers' bills. The 10% VAT is imposed on electricity consumptions starting November 1, 2005. The VAT rate was increased to 12% beginning February 1, 2006.

Interest Income. Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends. Revenue is recognized when the Company's right to receive the payment is established.

Rental Income. Rental income (shown as part of "Revenues - Others " account in the consolidated statements of operations) arising from investment properties and poles is accounted for on a straight-line basis over the lease terms on ongoing leases.

Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the consolidated balance sheets.

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Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues - Others" account in the consolidated statements of operations) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar (shown as part of "Revenues - Others" account in the consolidated statements of operations) is recognized upon receipt of cash from the customer.

MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

CIS

Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.

Consultancy fees are recognized when software services are rendered.

Sales from computer equipment and peripherals are recognized when goods are delivered.

e-MVI and MEI

Revenue is recognized when services have been rendered.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. In accordance with ERB Case No. 87-330 (ICERA II under the unbundled rate structure), foreign exchange losses arising from the restatement of foreign currency-denominated loans of the Parent Company, from the base rate to the current exchange rate, are recoverable through corresponding adjustments in the customers' bills. In view of this automatic reimbursement mechanism, the Parent Company recognizes a Deferred CERA (included as part of "Other non-current assets" account in the consolidated balance sheets) with a corresponding credit (debit) to CERA revenues for the unrealized foreign exchange gain (loss) which have not been billed to the customers.

Taxes

Current Tax. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Deferred Tax. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of MCIT and NOLCO can be utilized except:

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to

allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of operations.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Derivative Financial Instruments and Hedging

The Parent Company uses derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Subsequent Events

Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Subsequent events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

6. Significant Accounting Judgments and Estimates

Judgments

In the process of applying the Company's accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

US SEC

Contingencies. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings (see Note 33).

Outstanding provisions to cover pending claims and tax assessments against the Company which the Company may be liable amounted to ₱16,997 million and ₱10,313 million as of December 31, 2005 and 2004, respectively (see Note 22).

Operating Lease Commitments. The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated Useful Lives. The useful life of each of the assets included in the Company's utility plant and others account and investment properties is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any utility plant and others would increase the recorded operating expenses and decrease the carrying value utility plant and others.

Utility plant and others amounted to ₱93,863 million and ₱90,567 million as of March 31, 2006 and 2005, respectively (see Note 9).

Investment properties amounted to ₱1,684 million and ₱708 million as of March 31, 2006 and 2005, respectively (see Note 12).

Allowance for Doubtful Accounts. The allowance for doubtful accounts is estimated using two methods. The total of the amounts calculated using the two methods determine the total allowance to be maintained as of the reporting period.

The first method is a collective assessment of all accounts except those of the General Power (GP) government accounts. In a collective assessment, the Company groups the receivables according to the credit risk profile of their customers and provide allowance based on historical loss experience. Full allowance is provided for accounts more than 90 days old.

Second, a separate assessment method is performed for the GP government accounts. These accounts are separated from the collective assessment since government accounts have exhibited unique collection characteristics. GP accounts comprise the bulk of government accounts balance. For these

accounts, a combination of individual and collective assessment is used to determine the provision amount. All terminated accounts are fully provided and for the active accounts, partial allowance is provided based on estimate of collectibility.

The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Consolidated provision for doubtful accounts amounted to ₱575 million and P1,500 million as of March 31, 2006 and 2005, respectively. Consolidated trade and other receivables, net of allowance for doubtful accounts, amounted to ₱30,993 million and ₱29,352 million as of March 31, 2006 and 2005, respectively (see Note 15).

Allowance for Inventory Obsolescence. The allowance for obsolescence relating to inventories consists of collective and specific provisions. A collective provision is established as a certain percentage based on the age and movement of stocks. The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

No provision was made for the quarter ended March 31, 2006 and 2005, respectively. Materials and supplies, net of allowance for obsolescence, amounted to ₱1,163 million and ₱1,325 million as of March 31, 2006 and 2005, respectively (see Note 16).

Deferred Income Tax Assets. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Management believes that sufficient taxable profit will be generated to allow all or part of the deferred income tax assets to be utilized.

Impairment of Assets. PFRS require that an impairment review be performed when certain impairment indicators are present. Determining the fair value of assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets.

While it is believed that the assumptions used in the estimation of fair values reflected in the consolidated financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable values and any resulting impairment loss could have a material adverse impact on the results of operations.

Consolidated non-current assets that are subjected to impairment testing when impairment indicators are present are as follows:

	Mar 2006	Mar 2005
	(Amounts in Millions)	
Utility plant and others – net	**₱93,863**	₱90,567
Investment properties – net	**1,684**	708
Deferred pass-through fuel costs	**7,714**	11,612
Deferred foreign exchanges loss (CERA II)	**2,191**	4,976

No impairment losses were recognized for the first quarter of 2006 and 2005.

Financial Assets and Liabilities. PFRS requires that certain financial assets and liabilities be carried at fair value, which requires the use of accounting judgment and estimates. While significant components of fair value measurement are determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the timing and amount of changes in fair value would differ with the valuation methodology used. Any change in the fair value of these financial assets and liabilities would directly affect net income or loss and equity.

Fair value of financial assets and liabilities are as follows (see Note 31):

	2005	2004
	(Amounts in Millions)	
Financial assets	**₱44,796**	₱33,268
Financial liabilities	**99,512**	99,827

Fair value of derivatives or other financial instruments. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

Revenue Recognition. The Company's revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

Revenue of the Parent Company is billed under different cycles with different cycle cut-off dates while revenue is taken up in the accounts based on calendar month. The recognition of unbilled revenues for billing cycles that have earlier than month-end cut-off dates requires the use of estimates.

The difference between the amount initially recognized and actual settlement or actual billing is taken up in the accounts upon reconciliation or in the next period. Management believes that such use of estimates will not result in material adjustments in future periods.

Real estate sales, where Rockwell has material obligations under the sales contract to provide improvements after the subject properties are sold, are accounted for under the percentage-of-completion method. The percentage of completion is based on the estimates and reports of the contractors and project consultants. Management also believes that such use of estimates will not result in material adjustments in future periods.

Pension Cost and Benefits. The determination of the obligation and cost for pension and other retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 29 and include among others, discount rate, expected return on plan assets and rate of compensation increase. In accordance with PFRS, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While it is believed that the Company's assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's pension and other retirement obligations.

Accrued pension amounted to ₱9,853 million and ₱4,525 million as of March 31, 2006 and 2005, respectively (see Note 25).

Unrecognized actuarial gains (losses) amounted to (₱286) million and ₱74 million as of December 31, 2005 and 2004, respectively (see Note 29).

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates on government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 29.

7. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.

The real estate segment is involved in real estate development and leasing.

The services segment is involved principally in engineering, construction and consulting services, and e-transaction services.

Segment revenues, segment expenses and segment results include transfers among business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in the consolidation.

The Company operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Mar-2006	Mar-2005	Dec 2005	Mar-2006	Mar-2005	Dec-2005	Mar-2006	Mar-2005	Dec-2006	Mar-2006	Mar-2005	Dec-2005	Mar-2006	Mar-2005	Dec-2005
							(Amounts in Millions)								
Revenues															
External sales	₱41,614	₱36,449	₱171,244	₱748	₱ 516	₱2,102	₱215	₱198	₱922				42,577	37,162	₱174,268
Inter-segment sales			171	–	–	–	83	85	404	(83)	(85)	(575)			
Total revenues	41,614	36,449	171,415	748	516	2,102	298	283	1,326	(83)	(85)	(₱575)	42,577	₱37,162	₱174,268
Results															
Segment results	(186)	(1,673)	1,678	157	119	288	37	51	120	–	–	-	8	(1,502))	2,086
Extraordinary loss															
Interest and other charges – net													(1,079)	(876)	(3,950)
Equity in net earnings of investees													41	15	142
Minority interest													(42)	(40)	(143)
Provision for (benefit from) income tax													415	695	1,515
Net income (loss)	(186)	(1,673)	1,678	157	119	288	37	51	120			-	(657)	(1,709)	(350)
Other Information															
Segment assets	150,072	147,103	153,099	12,083	12,265	11,285	1,687	1,393	1,696	(2,092)	(1,928)	(3,474)	161,749	158,833	162,606
Deferred income tax assets															
Investments – at equity	4,334	3,638								(1,246)	(1,632)		3,089	2,005	1,730
Consolidated total assets	154,406	150,741	153,099	12,083	12,265	11,285	1,687	1,393	1,696	(3,338)	(3,560)	(3,474)	164,838	160,838	164,336
Segment liabilities	115,539	116,964	115,453	5,687	6,168	4,962	1,621	1,586	1,299	162	(7,618)	(227)	123,009	117,099	121,487
Deferred income tax liabilities													3,693	7,222	4,388
Minority interest															
Consolidated total liabilities	115,539	116,964	115,453	5,687	6,168	4,962	1,621	1,586	1,299	162	(7,618)	(227)	126,702	124,321	125,875
Capital expenditures	1,057	1,047	5,191	34	11	34	123	110	53	–	–	–	1,214	1,168	5,278
Depreciation and amortization	1,063	1,136	4,559	43	48	232	3	4	50	–	–	4	1,109	1,188	4,845
Noncash expenses other than depreciation and amortization	55	61	10,794			15			21		–	–	55	61	10,830

8. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. Land held for future development represents 32,959 square meters of land ready for development.

Development costs include allocated cost of the land and construction costs incurred related to "Joya Lofts and Towers" (Joya) and unsold "Manansala" condominium projects in 2004 (see discussion below).

In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2005. The "Manansala" was completed in December 2005.

In January 2004, Rockwell launched the "Joya", a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 82% market take up at ₱ 5,100 million as of December 31, 2005. As of December 31, 2005, the construction activity is in the superstructure phase. Total estimated cost to complete the project amounted to ₱4,600 million. Rockwell expects to complete the "Joya" by 2008. Total cash received from pre-selling activities of "Joya" amounted to ₱762 million as of December 31, 2004.

Condensed financial information for Rockwell, before inter-company elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	Mar 2006	Mar 2005
	(Amounts in Millions)	
Current assets	**₱4,753**	₱4,803
Non-current assets	**7,331**	7,462
Current liabilities	**(1,656)**	(2,763)
Non-current liabilities	**(4,031)**	(3,404)
Net assets	**₱6,397**	₱6,098
Revenues	**₱748**	₱516
Costs and expenses	**678**	466
Net income	**₱70**	₱50

IS SEC

9. *Utility Plant and Others*

The movements of Parent Company's utility plant and others for the quarter ended March 31, 2006 follows:

	Subtransmission and Distribution	Others	Total
Cost:			
Beginning	₱99,264	₱29,670	₱128,934
Transfers from CIP	1,418	387	1,805
Disposals/retirements	0	(4)	(4)
Reclassification & others	(176)	351	175
Ending	100,506	30,404	130,910
Accumulated depreciation:			
Beginning as restated	32,451	7,840	40,291
Charge for the year	799	286	1,085
Disposals/retirements	0	(4)	(4)
Reclassification and others	228	(67)	161
Ending	33,478	8,055	41,533
Net book value – March 31, 2006	₱67,028	₱22,349	₱89,377
Net book value – March 31, 2005	₱63,144	₱23,268	₱86,412

Depreciation of utility plant and others is computed using the straight-line meth od (except for certain sub-transmission and distribution assets which uses straight-line functional group method) over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Sub-transmission and distribution	10-35 years, depending on the significant parts involved
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	10 years
Buildings and improvements	40 years
Others	20 years

Depreciation of assets of the subsidiaries is computed using the straight-line method over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

Substantially all of the utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligation and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders (see Note 20).

10. Construction in Progress

	Parent Company	Consolidated	Consolidated and Audited
	Mar-2006	**Mar-2006**	Dec-2005
		(Amounts in Millions)	
Beginning	**₱3,799**	**₱3,799**	₱4,623
Additions	**1,001**	**1,001**	5,191
Transfers to utility plant and others	**(1,805)**	**(1,805)**	(5,872)
Reclassification from advance payment to suppliers and others	-	-	(143)
Ending	**₱2,995**	**₱2,995**	₱3,799

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of sub-transmission and distribution facilities. Borrowing costs capitalized amounted to ₱28 million and ₱43 million for the quarters ended March 31, 2006 and 2005, respectively.

Average capitalization rates for the first quarters in 2006 and 2005 were 10.19% and 10.69%, respectively.

11. Investments in Associates and Joint Venture

Investments in the following associates and joint venture are accounted for under the equity method:

	Country of Incorporation	Principal Activities	Percentage of Ownership
Associates:			
First Private Power Corporation	Philippines	Power Generation	40

US SEC
File No. 82-3237

	Country of Incorporation	Principal Activities	Percentage of Ownership
and Subsidiary (FPPC)			
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	38
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	Philippines	Sale of metering products and services	35
Joint Venture:			
Soluziona	Philippines	Management and information technology consultancy	50

The details and movements of investments in associates and joint venture follow:

	2005	2004
	(Amounts in Millions)	
Acquisition costs	₱648	₱648
Accumulated equity in net earnings:		
Balance at beginning of year	412	334
Equity in net earnings for the year	142	222
Depreciation on share in revaluation increment	175	178
Dividends declared	(284)	(322)
Balance at end of year	445	412
Share in revaluation increment of an associate:		
Balance at beginning of year	811	989
Depreciation on share in revaluation increment	(175)	(178)
Balance at end of year	636	811
Share in cumulative translation adjustment of an associate:		
Balance at beginning of year	(25)	(35)
Additions during the year	26	10
Balance at end of year	1	(25)
	₱1,730	₱1,846

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	Consolidated	Consolidated & Audited
	Mar 2006	Mar 2006	Dec 2005
		(Amounts in Millions)	
FPPC	₱640	₱1,552	₱1,552
Rockwell	142	396	-
e-MVI	75	75	-
Miescor	67	492	-
Others	42	574	178
	₱966	₱3,089	₱1,730

US SEC
File No. 82-3237

Condensed financial information for FPPC (before the adjustment to reflect the revaluation on property, plant and equipment) and GEPMICI follow:

	FPPC	**GEPMICI**	FPPC	GEPMICI	FPPC	GEPMICI
	Mar 2006		Mar 2005		Dec 2005	
			(Amounts in Millions)			
Current assets	**₱1,809**	**₱336**	₱1,488	₱ 293	₱1,774	₱117
Noncurrent assets	**3,275**	**36**	3,034	[illegible]	2,671	13
Current liabilities	**955**	**87**	1,032	96	1,200	33
Noncurrent liabilities	**776**	**–**	1,204	–	610	–
Net assets	**3,353**	**285**	2,286	255	2,635	97
Revenues	**672**	**33**	698	31	1,942	50
Costs and expenses	**425**	**25**	462	27	1,204	41
Net income	**370**	**8**	230	4	738	9

The aggregate amounts of the Parent Company's proportionate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona follows:

	Mar 2006	Mar 2005	Dec 2005*
		(Amounts in Millions)	
Current assets	**₱122**	₱74	₱114
Noncurrent assets	**68**	13	67
Current liabilities	**(117)**	(21)	(114)
Noncurrent liabilities	**-**	-	-
Net assets	**₱73**	₱66	₱67
Revenues	**₱59**	₱39	₱249
Costs and expenses	**55**	37	235
Net income	**₱4**	₱2	₱14

* *consolidated*

12. Investment Properties

Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties. Generally, charges for leases to related parties are made at market rates.

Due to absence of an active market, the fair values of the investment properties of the Parent Company are not readily available. However, management believes that the fair values are not lower than the carrying values of the investment properties as of December 31, 2005.

Investment properties of Rockwell (at cost) include the accumulated costs incurred for the development and construction of the mall, "The Power Plant". Unamortized borrowing costs (net of depreciation) capitalized as part of investment properties amounted to ₱312 million and ₱322 million as of December 31, 2005 and 2004, respectively. No borrowing costs were capitalized starting 2001.

As discussed in Note 20(a), investment properties of Rockwell with a carrying value of ₱3,000 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell.

The aggregate fair value of Rockwell's investment properties amounted to ₱4.3 billion as of December 31, 2005.

Rockwell's investment properties were valued by independent professionally qualified appraisers. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and knowledgeable, willing seller in an arm's length transaction at the date of valuation.

The value of the property was arrived at through the use of both Cost Approach and the Income Approach.

The Cost Approach is a process of estimating the reproduction cost, new or replacement cost, new, of the improvements, considering the prevailing market prices for material, labor, construction's overhead, profit and other charges, less allowance for physical depreciation and obsolescence. The value of the land is then added to arrive at an indication of the value of the property.

The Income Approach considers the resulting net income of the lease business operations of the mall including the parking fees and then capitalized in accordance with commensurate return on investment plus due allowance rate for depreciation to indicate the value of which the property can be duly offered under open market conditions.

In valuing the land, records of sales and offerings of similar lands were analyzed, and comparisons were made of such factors as location, size, shape, characteristics of the lot, and present and prospective use.

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File No. 82-3237

Duly noting the disparity of value indication, a weighted ratio correlation is applied, wherein the Income Approach to value is given dominant preference over that of the Cost Approach. The Cost Approach in this case cannot be entirely discarded since almost all of the depreciable assets are relatively brand new.

13. Deferred Pass-Through Fuel Costs and Other Noncurrent Assets

Deferred Pass-Through Fuel Costs

Deferred pass-through fuel costs represents the billed amounts for the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers (IPPs), First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" - see Notes 26and 34c), due to the First Gas plant's dispatch below their stipulated capacity factors. As of December 31, 2005, First Gas has billed the Parent Company for a total of US$231 million, representing unconsumed gas for the years 2002-2004. Such unconsumed gas can be utilized over a period of 10 years up to 2014 and the Parent Company expects that the First Gas plants will be dispatched sufficiently to utilize the unconsumed gas within the prescribed 10-year period. Further, First Gas, in a letter dated January 20, 2006, informed the Parent Company that there is no unconsumed gas for the year 2005. This liability for unconsumed gas amounting to ₱ 13,031 million, equivalent to the original amounts billed by First Gas, as of December 31, 2004 was presented as a non-current liability in the "Liability arising from deferred pass-through fuel costs" account in the 2004 consolidated balance sheet. Further, the Parent Company computed interest cost on this liability starting February 2003 equivalent to USD LIBOR plus 1%. Total interest expense for the year ended December 31, 2004 amounted to ₱364 million and is shown as part of "Interest and other financial expenses" account in the 2004 parent company statement of operations (see Note 28). The related liability for interest amounting to ₱518 million as of December 31, 2004 is shown as part of "Other non-current liabilities" account in the 2004 consolidated balance sheet.

The Parent Company's obligations to pay for unconsumed gas were deferred until the resolution of the dispute between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. On March 22, 2006, First Gas and the Gas Sellers signed settlement agreements to take effect upon satisfaction of certain conditions precedent, including among others, securing the Parent Company's consent. The Parent Company is currently reviewing the consent documents. Payment obligations of First Gas under the settlement agreements are passed on to the Parent Company in accordance with its power purchase agreements with First Gas.

Under the terms of the settlement agreements, the total claim of US$231 million is reduced to $148 million effective October 1, 2005, less a recognized credit on January 31, 2006 of US$13 million corresponding to gas consumption in excess of take-or-pay quantities for 2005. Further, the Parent Company shall pay interest on the reduced amount equivalent to 1 month USD LIBOR + 2% from the time these amounts were originally due until the effectivity of the settlement agreements. The liabilities shall be settled through quarterly payments starting in 2006 until 2009. Interest under the settlement agreements will be 3 months USD LIBOR + 4% starting October 1, 2005.

US SEC
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As a result of the settlement agreement, the "Liability arising from deferred pass-through fuel costs" has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has been classified as a current liability in accordance with the payment terms. On the other hand, the interest cost recognized by Company as of December 31, 2005 has been reduced to ₱ 883 million because of the reduction in the liability. This remaining liability corresponding to accrued interest is now based on the terms of the settlement agreements and is shown as part of "Trade and other payables" account in the 2005 consolidated balance sheet.

Total interest expense for the year ended March 31, 2006 amounted to ₱26 million and is shown as part of "Interest and other financial expenses" account in the March 2006 consolidated statement of operations (see Note 28).

The non-current portion of the liability for unconsumed gas amounting to ₱3,978 million and ₱10,678 million as of March 31, 2006 and 2005, respectively, is shown as "Liability arising from deferred pass-through fuel costs" while the current portion amounting to ₱3,736 million as of March 31, 2006 is shown as part of "Trade and other payables" account in the consolidated balance sheets.

Other Noncurrent Assets

	Parent Company	Consolidated	Consolidated & Audited
	Mar 2006	Mar 2006	Dec 2005
		(Amounts in Millions)	
Deferred foreign exchange loss (CERA II)	**₱2,191**	₱2,191	₱3,145
Noncurrent trade receivables of Rockwell-net of present value effect of P456M in 2005	**0**	0	2,947
Deferred purchased power cost – net of current portion	**2,923**	2,923	1,385
Receivable from BIR – net of current portion	**577**	577	577
Available-for-sale investments (see Note 31)	**122**	122	294
Deferred system loss charge	**1,094**	1,094	0
Others	**942**	1,674	572
	₱7,849	₱8,581	₱8,920

a. Deferred CERA II

Deferred CERA II represents deferred foreign exchange losses that are billable to customers upon settlement of the principal amount of the foreign currency denominated debt.

b. Deferred purchased power cost

Deferred purchased power cost represents purchased power costs incurred by the Parent Company which is amortized over collection periods approved by the ERC. Based on these

collection periods, current and non-current portion of the deferred purchased power cost is as follows:

	Consolidated and audited	
	Dec 2005	Dec 2004
	(Amounts in Millions)	
Current [shown as part of "Unbilled trade receivables" account (see Note 15)	**₱3,282**	₱3,377
Noncurrent – net	**1,385**	6,000
Total	**₱4,667**	₱9,377

Purchased power costs being charged by Quezon Power Philippines Ltd (QPPL) include transmission line fee charges in connection with the Parent Company's transmission line agreement with QPPL. Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges pending ERC resolution of such disallowance. In an Order dated September 20, 2004, the ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Parent Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of P843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, in 2004, the Parent Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of National Power Corporation (NPC)". Accordingly, the Parent Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million and for the year ended December 31, 2005 amounting to ₱231 million, was computed based on the said ERC Order.

Deferred purchased power cost billings in 2005 include the three-year amortization of ₱0.0875 per kwh starting April 2003 as approved by the ERC in its Decision on the Parent Company's rate unbundling case dated March 20, 2003 (ERC Case Nos. 2001-646 and 2001-900). This will be completed by March 2006. Also included is the amortization of the allowed portion of QPPL's transmission line fee amounting to ₱0.0207 per kwh. This is broken down into an amortization of ₱0.0127 per kwh which will be completed by May 2006 (May 29, 2003 Order on ERC Case No. 2001-383) and ₱0.0080 per kwh, to be completed by October 2006 (Sept. 20, 2004 Order on ERC Case Nos. 2001-383, 2001-646 and 2001-900). The accumulated VAT savings passed on as part of the mandated rate reduction for residential customers is being amortized over a 3-year period at ₱0.0246 per kwh per month (January 21 and June 2, 2004 Orders in ERC Case Nos. 2004-20 and 2004-112). The amortization will be completed by January 2007. Also included under deferred purchased power cost is the remaining amount for collection under the final GRAM Deferred Accounting Adjustment (DAA) approved by ERC on January 25, 2005 under ERC Case No. 2004-466 in the amount of ₱2,852 million. The amortization period for the

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final GRAM DAA will also be completed in January 2007.

c. Available-for-sale investments

Available-for-sale investments mainly consist of investment in Rockwell Leisure Club, Inc. (RLCI) amounting to ₱122 million in March 31, 2006 and March 2005, respectively.

14. Cash and Cash Equivalents

	Parent Company	Consolidated	Consolidated and Audited
	Mar 2006	**Mar 2006**	Dec 2005
		(Amounts in Millions)	
Cash on hand and in banks	**₱1,909**	**₱2,598**	₱3,315
Short-term investments	**10,003**	**10,003**	10,766
Others	-	-	-
	₱11,912	**₱12,601**	₱14,081

Cash in banks earn interest at floating rates based on daily bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Parent Company, and earn interest at the respective short-term investment rates. The fair values of cash and cash equivalents are ₱11,912 million , ₱12,601, and ₱14,081 million as of March 31, 2006 (Parent), March 31, 2006 (Consolidated) and December 31, 2005 (Consolidated), respectively.

15. Trade and Other Receivables

	Parent Company	Consolidated	Audited
	Mar 2006	**Mar 2006**	Dec 2005
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱12,656**	**₱12,656**	₱12,578
Unbilled	**13,855**	13,855	16,432
Trade receivables of subsidiaries – current portion (net of present value effect of P269 million in 2005)		**4,201**	1,228
Others (see Note 26)	**856**	**856**	1,340
	27,367	**31,568**	31,578
Less allowance for doubtful accounts	**575**	**575**	695
	₱26,792	**₱30,993**	₱30,883

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Trade receivables are non-interest bearing. Trade receivables of the Parent Company are generally due ten days after presentation of bill.

Unbilled receivables represent purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months.

16. Inventories

	Parent Company	Consolidated	Audited
	Mar 2006	**Mar 2006**	Dec 2005
		(Amounts in Millions)	
At net realizable value:			
Materials and supplies	**₱1,143**	**₱1,143**	₱1,135
Condominium units for sale	–	**21**	95
	1,143	**1,164**	1,230

17. Other Current Assets

	Parent Company	Consolidated	Audited
	Mar 2006	**Mar 2006**	Dec 2005
		(Amounts in Millions)	
Creditable withholding taxes	**₱1,158**	**₱1,158**	₱620
Tax credit certificates [(see Note 32 (a)]	**0**	**0**	317
Advance payments to suppliers	55	55	80
Others	336	941	295
	₱1,549	**₱2,154**	₱1,312

18. Stockholders' Equity

a. Capital Stock

	Mar 2006	Mar 2005	Audited Dec 2005
		(Amounts in Millions)	
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 998,529,142 shares in Mar 2006, 1,005,251,286 shares in Mar 2005 and 998,529,142 shares in Dec	**₱9,985**	₱10,052	₱9,985

2005			
Subscribed –	**0**	0	0
	₱9,985	₱10,052	₱9,985

Movement of common stock follows:

Common stock:	**Mar 2006**	Mar 2005	Audited Dec 2005
Issued:			
Balance at beginning of year	**998,529,142**	997,571,301	997,571,301
Issuances of shares	**0**	0	957,841
Balance at end of year	**998,529,142**	997,571,301	998,529,142
Subscribed:			
Balance at beginning of year	-	7,679,985	1,285,199
Issuance of shares		-	(957,841)
Additional subscriptions		-	-
Cancelled subscriptions			(327,358)
Balance at end of year	-	7,679,985	0

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Share Ownership Schemes

The Parent Company has a stock purchase plan under which awards to subscribe for the Parent Company's shares have been granted to employees and retirees (see Note 19).

b. Appraisal Increase in Utility Plant and Others and Share in Revaluation Increment of an Associate

Prior to adoption of PFRS, the asset revaluation reserve was used to record increases in the fair value of land and buildings and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in equity. The reserve could only be used to pay dividends in limited circumstances. Upon adoption of PFRS, no increases in the reserve are expected as the Company opted to value its utility plant and others using the deemed cost. This reserve is reduced by the amount of depreciation on appraisal increase charged to operations and upon the disposal of an item of utility plant and others.

c. Retained Earnings

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On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the unappropriated retained earnings to appropriated retained earnings for the Company's self-insurance requirements.

The Company's unappropriated retained earnings are restricted to the extent of the following:

i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

ii. Appraisal increase in utility plant and others and share in revaluation increment of subsidiaries and an associate totaling to ₱20,830 million, ₱18,664 million, and ₱ 21,759 million as of March 31, 2006, March 31, 2005 and December 31, 2005, respectively.

19. Share-Based Payment Plan

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and option to cancel of the purchase prior to full payment of the purchase price.

During the ESOP 12th Offering ("Centennial Offering"), 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Plan. The grant date is December 31, 2003 and vesting date is February 28, 2007.

The following table illustrates the movements in number of shares subscribed for the ESOP 12th offering:

	Dec 2005	Dec 2004
Outstanding at the beginning of the year	**8,442,630**	8,494,786
Cancelled during the year	**(149,608)**	(46,570)
Redeemed during the year	**(10,380)**	(5,586)
Outstanding at the end of the year	**8,282,642**	8,442,630

It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

The fair value of equity-settled share options granted is estimated as at the date of grant using the Black-Scholes Option Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model:

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Dividend yield (%)	0
Historical volatility (%)	50
Risk-free interest rate (%)	10.275
Expected life of option (years)	3.16
Weighted average share price on grant date (₱)	18.70

The expected life of the awards is based on the vesting period. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.

20. Interest-Bearing Loans and Borrowings

	Parent **Mar 2006**	Consolidated Mar 2006	Audited Dec 2005
Current:			
Long-term debt - current portion (a)	**₱2,153**	₱2,153	₱2,341
Preferred stock (c)	**675**	675	689
Long-term debt - classified as current (a)	**0**	0	0
	2,828	2,828	₱3,030
Noncurrent:			
Long-term debt - net of current portion (a)	**₱17,068**	₱17,779	₱18,568
Less unamortized debt issuance costs (b)	**1,123**	1,123	1,225
	15,945	16,656	17,343
Preferred stock (c)	**1,896**	1,896	1,896
	₱17,841	₱18,552	₱19,239

a. Long-term debt consists of:

	Parent Co. **Mar 2006**	Consolidated Mar 2006	Audited Dec 2005
Secured	**19,212**	₱19,923	₱20,899
Unsecured	**9**	9	10
	19,221	19,932	20,909
Less current portion	**2,153**	2,153	2,341
	17,068	₱17,779	₱18,568

	Interest Rate %	Maturity	Parent Mar 2006	Consolidated Mar 2006	Consolidated Audited Dec 2005
Parent Company					
US dollar term loan payable in quarterly installments	3 month LIBOR plus 5%	2011	**₱8,151**	₱8,151	₱8,578
US dollar term loans payable in semi-annual installments	6-9%	2012	**5,022**	5,022	5,346
Philippine peso term loan payable in quarterly installments	14.18%, 14.87% and 3-month MART plus 4%	2011	**3,416**	3,416	3,462
Japanese yen term loans payable in semi-annual installments	5.5% and 5.7%	2010	**2,203**	2,203	2,277
Euro availment under the Master Credit Agreement payable in equal semi-annual installments	5.56%	2010	**167**	167	169
US dollar availment under the Master Credit Agreement payable in semi-annual installments	6-month LIBOR plus 0.65%,	2009	**167**	167	173
CHF availment under the Master Credit Agreement payable in equal semi-annual installments	6-month LIBOR plus 0.7%	2010	**86**	86	88
Philippine peso loans payable to government entities payable in quarterly installments	3.5%	2011	**9**	9	10
			19,221	19,221	20,103
Rockwell - Secured by Rockwell Assets					
Bilateral loan	MART1 plus 2.2%	2007		411	470
Loans from various banks	8.9% - 14.5%	2009		300	336
					806
			19,221	19,932	20,909
Less current portion			**2,153**	2,153	2,341
			₱17,068	₱17,779	₱18,568

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Philippine peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured.

For the years ended December 31, 2005 and 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year

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2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005.

PAS 1, which is effective in 2005, requires the classification of debt in technical default as noncurrent account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. While the aforementioned waivers for the year 2005 were obtained within the prescribed period under PAS, the 2004 waivers were obtained after balance sheet date and therefore, the Parent Company's long-term debt amounting to ₱19,822 million is classified as current liabilities in 2004.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2006	$18.04	¥1,011.47	€0.54	CHF0.44	₱140.31	
2007	40.89	1,011.47	0.54	0.44	549.91	
2008	42.23	1,011.47	0.54	0.44	548.12	
2009	51.75	1,011.47	0.54	0.44	729.74	
2010 thereafter	108.00	1,011.47	0.54	0.44	1,457.39	
Total	$260.91	¥5,057.35	€2.70	CHF2.20	₱3,425.47	
In equivalent pesos	₱13,339.03	₱2,203.68	₱167.31	₱86.06	₱3,425.47	₱ 19,221.55

Rockwell

LTCPs and Bilateral Loan. The LTCPs are payable in 12 equal quarterly payments commencing at the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over Rockwell's investments in the "Power Plant" with a carrying value of ₱3,898 million (see Note 12) as of December 31, 2005.

Loans from Various Banks. Loans from various local banks are loans with maturity of up May 2009 which have annual interest rates ranging from 8.94% to 14.5% in 2005 and 9.75% to 14.50% in 2004. Certain parcels of land with an estimated carrying value of ₱ 720.0 million have been assigned as security for these loans. Trade receivables amounting to ₱1.5 billion from the "Manansala" condominium project maturing in 2005 have been assigned as security for the said loan.

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In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/5%.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amounts in Millions
2006	₱351
2007	285
2008	50
2009	25
	₱711

b. Amortization of debt issuance costs amounting to ₱75 million, ₱113 million, and ₱427 million in March 31, 2006, March 31, 2005 and December 31, 2005, respectively, is presented as part of "Interest and other financial expenses" in the consolidated statements of operations (see Note 28).

c. Redeemable, nonconvertible preferred shares

Preferred stock, with a par value of ₱10, is nonparticipating, nonconvertible and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stock is non-voting, except in those cases expressly provided by law. Preferred stockholders are entitled to cumulative preferential dividends not exceeding 20% a year, payable as such interval as may be determined by the BOD. As provided for in the Articles of Incorporation of the Company, redeemed shares are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Company, which was approved by the ERB, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities.

As of December 31, 2005, cumulative dividends on preferred stock that have not been declared or paid since the second quarter of 2003 amounted to approximately ₱629 million (shown as part of "Trade and other payables" account in the consolidated balance sheets, see Note 25).

Movement of preferred stock follows:

	Number of Shares	
	Mar 2006	Dec 2005
Balance at beginning of year	**258,518,751**	229,531,445
Issuance of shares	**0**	34,723,898
Redemption of shares	**(1,439,407)**	(5,736,592)
Balance at end of year	**257,079,344**	258,518,751

21. Customers' Deposits

	Parent Mar 2006	Consolidated Mar 2006	Audited Dec 2005
		(Amounts in millions)	
Meter and bill deposits - net of current portion	**₱11,709**	₱11,709	₱11,460
Interests on meter and bill deposits - net of current portion	**6,820**	6,820	6,713
	18,529	₱18,529	₱18,173

Prior to the effectivity of the Magna Carta for Residential Electricity Consumers issued on June 17, 2004, the Guidelines to Implement Articles 7, 8, 14 and 28 of the Magna Carta for Residential Electricity Consumers issued on October 27, 2004 and the Distribution Services and Open Access Rules (DSOAR) issued on January 18, 2006, meter deposits cover 50% of the cost of the metering equipment. Upon effectivity of the Magna Carta and DSOAR, residential and non-residential customers are now exempt from the payment of meter deposits. In case of loss and/or damage to the electric meter due to the fault of the customer, the latter shall bear the full replacement cost of the meter. For residential customers, the meter deposit, including accrued interest, will be refunded in accordance with the schedule as set in said Guidelines Implementing Articles 7, 8, 14 and 28 of the Magna Carta. For non-residential customers, the DSOAR requires the Parent Company and the other distribution utilities (DUs) to submit a proposal to the ERC on the methodology and timeline for the refund of all existing meter deposits within ninety (90) days following its effectivity.

On the other hand, both the Magna Carta and DSOAR provide that residential and non-residential customers, respectively, must pay or submit a bill deposit to guarantee payment of bills equivalent to their estimated monthly billing. The amount of deposit shall be adjusted after one year to approximate the actual average monthly bills. A customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the bill deposit prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service, provided all bills have been paid.

With regard to the interest rate on customer deposits, the Implementing Guidelines of the Magna Carta for Residential Customers provide that the interest rate on meter deposits shall be at 6% for contracts of service entered into prior to the effectivity of the ERB Resolution No. 95-21 issued on August 3, 1995, and 10% thereafter. The said implementing guideline is silent on interest rate on bill deposit prior to the effectivity of the ERB Resolution No. 95-21,

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however, the Parent Company's legal counsel opined that the same interest rate of 6% should apply as such rate was agreed upon in the service contract. Pursuant to the Magna Carta, when the Weighted Average Cost of Capital (WACC) becomes applicable, the rate of interest on bill deposit shall be equivalent to the interest incorporated in WACC, or the prevailing interest rate on savings deposit as approved by the Bangko Sentral ng Pilipinas (BSP). In the case of non-residential customers, however, the DSOAR provides that the Parent Company shall pay interest on bill deposits at the rate equivalent to the prevailing interest rate for savings deposit as approved by the BSP.

Interests on meter and bill deposits are determined using the simple computation method. There is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, consequently, the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter. This is supported by the opinion of the Parent Company's external legal counsel.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the relevant ERC guidelines, are shown separately as part of "Trade and other payables" account in the consolidated balance sheets (see Note 25).

22. Provisions

Movements during the year are as follows:

	Parent Mar 2006	Consolidated Mar 2006	Audited Dec 2005
	(Amounts in millions)		
Provisions for probable losses [see Note 2(b)]			
Balance, beginning of year	**₱15,725**	₱15,725	₱9,824
Provisions during the year	**1,426**	1,426	5,901
Balance, end of year	**17,151**	17,151	15,725
Provision for various tax assessments and claims against the Parent Company			
Balance, beginning of year	**1,272**	1,272	489
Provisions during the year (see Note 28)		0	783
Reversals during the year (see Note 28)	**(1)**	(1)	-
Balance, end of year	**1,271**	1,271	1,272
	₱18,422	₱18,422	₱16,997

Information on tax assessments and legal claims required by PAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Company's position in relation to these assessments and claims.

23. Customers' Refund

This account refers to the refund discussed in Notes 2(C) and 4(F) and consists of:

	Parent & Consolidated Mar 2006	Consolidated & Audited Dec 2005
	(Amounts in Millions)	
Noncurrent portion:		
Gross refund amount	**₱11,263**	₱14,458
Less: Present value effect	**-**	2,722
	11,263	11,736
Current portion -		
Gross refund amount	**4,495**	5,299
Less: Present value effect	**-**	1,512
	4,495	3,787
	₱15,758	₱15,523

As discussed in Note 4, PAS 39 requires financial liabilities to be recognized initially at its fair value and subsequently carried at amortized cost at effective interest rates. Accordingly, the present value effect on refund liability was recorded to comply with PAS 39. The Parent Company will continue to pay the full refund (originally ₱30,055 million, of which ₱10,298 million has been paid as of December 31, 2005) based on the SC decision dated April 30, 2003 wherein it did not provide for the payment of interest [see Note 2(c)].

The Parent Company implemented the refund in four phases in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential customers, who account for the Parent Company's lower income accounts. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kWh or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kWh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kWh of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, involving refunds to commercial and industrial customers and all other customers not covered by Phases I - III, the Parent Company submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kw, flat streetlights and all government accounts. Phase IV-B will cover medium to extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kw.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006. The Parent Company further submitted to the ERC specific details on the

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File No. 82-3237

implementation of Phase IV-B, which approved such proposal on June 29, 2005. However, Revenue Regulation 8-2005 issued by the BIR in February 2005 stated that the refunds to Phase IV customers are income payments subject to creditable withholding tax. The creditable withholding tax is withheld on the gross amount of the refund at the following rates: 25% for customers with active contracts and 32% for customers with terminated contracts. The ERC allowed the Parent Company to defer the implementation of the refunds for Phase IV until BIR released its implementing guidelines and prepare for compliance with such guidelines.

The BIR implementing guidelines on the imposition of creditable withholding tax on the Phase IV refund was released in August 2005. The Parent Company had to re-adjust its existing refund system and procedures to comply with the guidelines of BIR, and therefore the actual implementation of the refund only commenced in the 4th quarter of 2005. Customers are required to submit complete documents to the Parent Company prior to the latter's release of their refund either through checks or monthly credit to bill. Once the customer is able to comply with the requirements, he/she will receive the refunds due him/her from the original start dates as approved by the ERC.

The ERC-approved amended refund schemes are as follows:

Customer	Customer Options	Refund Term
Phase IV-A Active	6 checks, or Fixed credit to bills with option to receive cash	In equal amounts July 2005 to December 2006 Checks that are post-dated shall mature every quarter
Phase IV-A Terminated	One check	November 2006
Phase IV-B Active	21 checks or Fixed credit to bills with option to receive cash	In equal amounts October 2005 to December 2010 Checks that are post-dated shall mature every quarter
Phase IV-B Terminated	21 checks, or 1 check	Same as Phase IV-B Active, or June 2008

The Parent Company is currently implementing Phase IV in accordance with the ERC-approved scheme.

As of March 31, 2006, the balance of the refund for each of the four phases follows:

Phase	Beginning Balance	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱365	₱1	₱0	₱364
II	308	1	0	307
III	395	3	0	392
IV	18,689	–	–	18,689
	₱19,757	₱5	₱0	₱19,752

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Based on the Parent Company's proposed scheme, customer refunds estimated to be made the following year amounting to ₱5,299 million (inclusive of the present value effect) is shown as part of current liabilities in the 2005 consolidated balance sheet.

24. Notes Payable

	Parent & Consolidated Mar 2006	Consolidated & Audited Dec 2005
	(Amounts in Millions)	
MIESCOR – Unsecured		
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2005 and 8% to 15% in 2004	**₱376**	₱384
	₱376	₱384

25. Trade and Other Payables

	Parent Co. Mar 2006	Consolidated Mar 2006	Consolidated & Audited Dec 2005
		(Amounts in millions)	
Trade accounts payable (see Note 26)	**₱14,439**	₱15,442	₱17,303
Accrued pension and other post-employment benefits (see Note 29)	**9,853**	9,853	9,515
Current portion of liability arising from deferred pass-through fuel costs (see Note 13)	**3,736**	3,736	3,736
Payable to customers	**1,085**	1,085	1,085
Accrued interest on liability arising from deferred pass-through fuel costs (see Note 13)	**978**	978	883
Accrued taxes	**(464)**	(441)	842
Accrued interest on preferred stock (see Note 20)	**760**	760	629
Current portion of meter and service deposits (see Note 21)	**509**	509	502
Output VAT	**1,816**	1,816	486
Current portion of interest on meter and service deposits (see Note 21)	**326**	326	326
Customers' deposits	**168**	168	214
Advance payment received from pole rentals	**70**	70	167
Accrued interest on loans	**198**	198	128
Deposits from pre-selling of condominium units	**–**	–	-

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Accrued expenses and other liabilities [see Note 20(c)]	**4,207**	4,624	3,702
	₱37,681	₱39,124	₱39,518

The following are the terms and conditions of the above financial liabilities:

Trade payables are noninterest-bearing and are normally settled on 60-day terms. Other payables are noninterest-bearing and have an average term of six months.

Interest payable is normally settled quarterly throughout the financial year.

Trade Accounts Payable
This account includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱293 million and ₱373 million in March 2006 and March 2005, respectively. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. The noncurrent portion amounting to ₱423 million and ₱997 million in March 2006 and March 2005, respectively, is presented as part of "Other noncurrent liabilities" account in the consolidated balance sheets.

The claims of NPC and Transco are interest-bearing at 6% and 8.58%, respectively. Total interest expense for the year ended December 31, 2005 amounted to ₱128 million and is shown as part of "Interest and other financial expenses" account in the consolidated statements of operations.

Payable to Customers
On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/Reconsideration on ERC Case Nos. 2001-646 and 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱1,085 million. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates [see Note 33(a)].

26. Related Party Transactions

The following table provides the total amount of transactions, which have been entered into by the Company with related parties for the relevant financial year:

Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
				(Amounts in Millions)		
FGPC	Affiliate	Mar 2006	₱8,301	₱6,008	₱–	₱2,064
(see Notes 13 and 34)		Mar 2005	7,899	9,043	–	2,332

Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
				(Amounts in Millions)		
FGP Corp.	Affiliate	Mar 2006	4,292	1,706	–	1,018
(see Notes 13 and 34)		Mar 2005	3,494	2,569		1.151
Soluziona	Joint Venture	Mar 2006	55	–	–	9
		Mar 2005	60	–	-	-
GEPMICI	Associate	Mar 2006	59	–	–	26
		Mar 2005	134	–	–	–
Philippine Electric	Affiliate	Mar 2006	135	–	–	5
Corp. (PHILEC)		Mar 2005	55	–	–	-
Others	Subsidiaries	Mar 2006	77	–	–	–
		Mar 2005	68	–	-	–

FGPC, FGP Corp., and PHILEC are subsidiaries of First Phil. Holdings Corporation (FPHC), a shareholder.

The revenues and purchases from related parties are made at normal market prices. Outstanding balances at the year-end are unsecured, interest free [except those relating to deferred pass-through fuel costs (see Note 13)] and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Revenues. In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Purchases. Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). Purchases from related parties amounted to ₱12,919 million and ₱11,709 million for the first quarter of 2006 and 2005, respectively.

For the quarters ended March 31, 2006 and 2005, the Company has not made any significant provision for doubtful accounts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

27. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers effective June 2003. For the quarters ended March 31, 2006 and 2005, the Parent Company's billings had the following components (before intercompany elimination):

	Mar 2006	Mar 2005
	(Amounts in Millions)	

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Generation charge	**₱28,727**	₱25,928
Transmission charge	**4,298**	4,558
System loss charge	**3,627**	3,311
Distribution charge	**3,830**	3,717
Supply charge	**1,287**	1,267
Metering charge	**657**	647
CERA	**133**	128
Power act reduction	**(333)**	(365)
Inter-class, lifeline subsidy and others	**(711)**	(2,805)
Total electric revenues	**41,515**	36,386
Reversal of transmission loss recovery charges	**–**	-
	₱41,515	₱36,386

On September 28, 2005, the ERC issued the Guidelines for the Adjustment of Transmission Rates by Distribution Utilities. The Guidelines prescribe a prospective annual adjustment of transmission charges to reflect changes in the cost of transmission and ancillary services. The guidelines did not address current and accumulated over or under recoveries in the collection of the transmission charge. The ERC also approved on November 23, 2005, the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the System Loss Rate by Distribution Utilities. Following this guideline, the Parent Company implemented the recovery of ₱284 million in unbilled system loss charges starting with the February 2006 billing month. The recovery is being implemented over a period of 17 months or until such time that the amount has been collected.

On July 8, 2005, the ERC promulgated the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the Lifeline Rates by Distribution Utilities. While the guidelines preserve the percentage discounts for lifeline users, it provides distribution utilities the mechanism to adjust the lifeline subsidy rate to non-lifeline users to ensure that the grant of lifeline subsidies is revenue-neutral for the distribution utility. On August 3, 2005, the ERC also promulgated the Guidelines for the "True-Up" Mechanism of the Over or Under Recovery in the Implementation of Inter-Class Subsidy Removal by Distribution Utilities. This is to ensure that any over or under recovery is returned or collected from customers as the case may be. Implementation of this mechanism is deferred until the implementation of the final step of inter-class subsidy removal in November 2006.

28. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Mar 2006	Mar 2005	**Mar 2006**	Mar 2005
		(Amounts in Millions)		
Salaries, wages and employee benefits	**₱1,045**	₱1,024	**₱1,083**	₱1,060
Retirement expense (see Note 24)	**484**	268	**484**	268
Contractors' services	**297**	315	**297**	315
Transportation and travel	**69**	45	**69**	45
Materials and supplies	**79**	70	**79**	70

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	Parent Company		Consolidated	
	Mar 2006	Mar 2005	**Mar 2006**	Mar 2005
Property insurance	**12**	20	**12**	20
Uncollectible accounts	**-**	-	**1**	1
Others	**361**	70	**361**	83
	₱2,347	₱1,812	**₱2,386**	₱1,862

Salaries, wages and employee benefits

	Parent Company		Consolidated	
	Mar 2006	Mar 2005	**Mar 2006**	Mar 2005
			(Amounts in Millions)	
Salaries, and wages	**₱1,009**	₱957	**₱1,047**	₱993
Expense of share-based payments	**-**	-	**-**	-
Post employment benefits other than pensions	**-**	-	**-**	-
Uncollectible accounts	**-**	-	**-**	-
Others	**36**	67	**36**	67
	₱1,045	₱1,024	**₱1,083**	₱1,060

Interest and other financial expenses

	Parent Company		Consolidated	
	Mar 2006	Mar 2005	**Mar 2006**	Mar 2005
			(Amounts in Millions)	
Interest expense & financial charges on loans	**571**	522	571	522
Interest expense on customers' deposits (see Note 18)	406	310	**406**	310
Amortization of debt expense	75	113	**75**	113
Others	**26**	102	**52**	23
	₱1,078	₱1,047	**₱1,104**	₱968

Interest and other financial income

	Parent Company		Consolidated	
	Mar 2006	Mar 2005	**Mar 2006**	Mar 2005
			(Amounts in Millions)	
Interest income	**₱207**	₱81	**₱207**	₱81
Tax refund	**-**	-	**-**	-
Dividend income and others	95	7	**70**	7
	₱302	₱88	**₱277**	₱88

Foreign exchange losses - net

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This account includes foreign exchange gains and losses arising from monetary assets and liabilities other than foreign currency-denominated long-term debt. Foreign exchange loss related to CERA II amounted to ₱349 million in March 2006 and ₱345 million in March 2005.

Provision for (recovery of) probable losses on disallowed receivables (see Note 13)

	Mar 2006	Mar 2005
	(Amounts in Millions)	
Provisions for estimated disallowed transmission line fee charges	**₱54**	₱61
Recovery of estimated disallowed transmission line fee charges	–	-
	₱54	₱61

29. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

The Parent Company also provides certain additional post-employment benefits upon retirement.

The following table summarizes the components of net benefit expense recognized in the statement of operations and the funded status and amounts recognized in the consolidated balance sheets for the respective plans.

Changes in the present value of the defined benefit obligation are as follows:

	Consolidated Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Opening defined benefit obligation	**₱11,845**	₱10,765
Interest cost	**1,421**	1,292
Current service cost	**434**	406
Benefits paid	**(849)**	(790)
Actuarial losses (gains) on obligation	–	172
Closing defined benefit obligation	**₱12,851**	₱11,845

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Change in the fair value of plan assets are as follows:

	Consolidated Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Opening fair value of plan assets	**₱3,494**	₱3,540
Actual return	**(81)**	136
Contributions by employer	**500**	608
Benefits paid	**(849)**	(790)
Fair value of plan assets, December 31	**₱3,064**	₱3,494

The Parent Company expects to contribute ₱500 million to its defined benefit pension plan in 2006.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	Retirement Plan (Consolidated)	
	2005	2004
	(Percentage)	
Equity and debt securities	**73**	78
Real properties	**24**	19
Receivables	**2**	1
Cash	**1**	2
	100	100

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

The principal assumptions used in determining pension and post-employment medical benefit obligations for the Parent Company's plans are shown below:

	2005	2004
	(Percentage)	
Discount rate	**12.00**	12.00
Expected rate of return on assets	**8.00**	9.11
Future salary increases (range)	**7.00 - 8.50**	7.00 - 8.00

Amounts for the 2005 and 2004 are as follows:

	Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Defined benefit obligation	**₱12,851**	₱11,845
Plan assets	**(3,064)**	(3,494)
Surplus (deficit)	**(9,787)**	(8,351)
Experience adjustments on plan liabilities	**–**	172

Rockwell has an unfunded, noncontributory defined benefit pension plan covering all regular and permanent employees.

Rockwell has also agreed to provide certain additional long-term employee benefits to all of its employees upon retirement. These benefits are unfunded.

The following tables below summarize the components of Rockwell's net benefit expense recognized in the statements of operations and funded status:

Net benefit expense:

	Pension Plans	
	2005	2004
Current service cost	**₱2**	₱2
Interest cost	**2**	2
Actuarial loss(gain)	**–**	–
Net benefit expense	**₱4**	₱4

Changes in the present value of obligation:

	Pension Plans	
	2005	2004
Benefit obligation at beginning of year	**₱15**	₱16
Current service cost	**2**	2
Interest cost	**2**	2
Actuarial gain	**–**	(5)
Benefit obligation at end of year	**₱19**	₱15
Funded status	**₱19**	₱15
Unrecognized net actuarial gain	**2**	2
Accrued benefit cost	**₱21**	₱17

The rates used to determine pension and other long-term employee benefit obligations as of December 31, 2005 and 2004 are as follows:

	2005	2004
	(Percentage)	
Discount rate	**13.38**	11.35
Rate of increase in compensation	**10.00**	10.00

MIESCOR has a defined contribution benefit plan.

On a consolidated basis, pension costs and other long-term employee benefits amounted to ₱1,581 million in 2005 and ₱1,405 million in 2004.

30. Financial Risk Management Objectives and Policies

The Company's principal financial instruments, other than derivatives, comprise bank loans and overdraft, debentures, and cash and short-term investments. The main purpose of these financial instruments is to raise finance for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Parent Company also enters into derivative transactions, principally interest rate swaps. The purpose is to manage the interest rate risks arising from its sources of finance.

The main risks arising from the Parent Company's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk, commodity price risk and credit risk. The related policies for managing each of these risks are summarized below.

Cash Flow Interest Rate Risk

The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's long-term debt obligations.

The Parent Company's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Parent Company also enters into interest rate swaps, in which the Parent Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designed to minimize the Parent Company's exposure to interest rate risk in debt obligations. At December 31, 2005, approximately 23% of the Parent Company's borrowings are at a fixed rate of interest.

Rockwell's policy is to source loans with fixed interest rates whenever it's available.

The following table sets out the amount (exclusive of debt issuance costs), by maturity, of the Company's financial instruments that are exposed to interest rate risk:

2005 Fixed Rate	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
				(Amounts in Millions)			
Bank loans:							
Parent Company	604	834	834	948	948	458	4,626

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Rockwell	–	48	–	150	–	–	198

2005 Floating Rate	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
				(Amounts in Millions)			
Bank loans:							
Parent Company	1,291	2,394	2,464	3,036	2,734	3558	15,477
Rockwell	186	422	–	–	–	–	608

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial liabilities classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Company that are not included in the above tables are noninterest-bearing or have no fixed or determinable maturity.

Foreign Currency Risk
The Parent Company's exposure to foreign currency risk is somewhat mitigated by the CERA [see Note 13(b)].

As a result of significant marketing operations in the United States, Rockwell's balance sheet can be affected significantly by movements in the US$/Euro exchange rates. It is Rockwell's policy to limit its US$-denominated sales contracts just to match the US$-denominated component of its construction costs.

Commodity Price Risk
The Parent Company's exposure to price risk is minimal. The cost of fuel is part of the Parent Company's generation cost that is recoverable from the customers through the Parent Company's generation charge.

Being in the property development business, Rockwell is exposed to fluctuations in prices of major construction materials such as cement and steel. As a policy, Rockwell manages its construction costs by entering into fixed price contracts as well as direct procurement of materials and by doing value engineering, whenever possible.

Credit Risk
The Company trades only with recognized, creditworthy third parties. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets and certain derivative instruments, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Company.

Liquidity Risk

US SEC

The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of available instruments.

31. Financial Instruments

Fair Values

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.

	Carrying Amount	Fair Value
	2005	**2005**
	(Amounts in Millions)	
Financial Assets:		
Cash and cash equivalents	**₱14,081**	**₱14,081**
Trade and other receivables	**30,883**	**30,421**
Available-for-sale investments	**294**	**294**
Total Financial Assets	**₱45,258**	**₱44,796**
Financial Liabilities:		
Trade and other payables	**₱39,518**	**₱39,518**
Interest-bearing loans and other borrowings*:		
Floating rate borrowings	**15,144**	**16,503**
Fixed rate borrowings	**4,540**	**5,157**
Preferred stocks	**1,896**	**1,896**
Interest rate swap	–	–
Estimated liability for project development	**2,733**	**2,742**
Customers' deposits	**18,173**	**18,173**
Customers' refund	**15,523**	**15,523**
Total Financial Liabilities	**₱97,527**	**₱99,512**

**Inclusive of debt issuance costs*

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents, and trade and other payables: Due to the short-term nature of transactions, the fair values of these instruments approximate the carrying amount as of balance sheet date.

Trade and other receivables and estimated liability for project development. The fair values of long-term trade and other receivables have been calculated by discounting the expected future cash flows at prevailing MART 1 rate plus a spread.

Available-for-sale investments: The fair values were determined by reference to market bid quotes as of balance sheet date.

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Interest-bearing loans and other borrowings: The fair values were computed by discounting the expected future cash flows using the prevailing LIBOR, MART1, EURIBOR and JIBOR rates, as applicable.

Interest rate swap: The fair values were determined as the present value of estimated future cash flows as confirmed by counterparty bank.

Derivative Instruments
As of December 31, 2005, the Company has no outstanding freestanding derivative contracts. The net realized gain (loss) that was recognized in profit or loss for 2005 amounted to ₱41 million.

As of December 31, 2004, the Parent Company has outstanding interest rate swap agreements totaling $46 million with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company has bifurcated embedded currency forwards noted in various purchases and service agreements denominated in US$, Euro and various currencies. These agreements represent only around 1% of the Parent Company's trade payables. As of December 31, 2005, the US$ agreements amounted to $7 million while the US$ and Euro-denominated agreements were $4 million and EUR1.5 million, respectively, as of January 2005.

The net unrealized gains recognized in profit or loss as of December 31, 2005 for outstanding embedded derivatives amounted to ₱12 million. Net realized loss from embedded derivatives that matured in 2005 amounted to ₱6 million.

32. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 2(c), the Parent Company has effectively overpaid income taxes estimated at ₱8,972 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. For this reason, the Parent Company exercised its right to amend its income tax returns for the years 1999 and 2002 to reflect the correct amount of income tax which was well within the three (3) year reglementary period to amend. As of December 31, 2002, total overpayment of income tax resulting from the amendment of 1999 and 2002 income tax returns amounted to ₱1,621 million. Such overpayment was fully utilized as of December 31, 2005.

On November 27, 2003, the Parent Company filed a Claim for Income Tax Refund with the BIR pertaining to taxable years 1994 to 1998, 2000 and 2001 amounting to ₱7,107

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million. Pursuant to such, various Letters of Authority were issued by the BIR during the year 2004 to effect examination of books and validate the propriety of claim. The audit was finally concluded in 2005 wherein the BIR established that the refundable amount is ₱ 6,690 million but denied the same on ground of prescription of claim except the claim amount of ₱894 million for the year 2001 which was recognized by the BIR as having been filed on time. The BIR will refund this to the Parent Company through issuance of Tax Credit Certificate (TCC) proportionate to its actual refund to utility customers. Such refund is shown as part of "Interest and other financial income" account in the 2005 consolidated statement of operations (see Note 28). Based on actual refund as of July 2005, TCC amounting to ₱317 million was issued on October 5, 2005. Unissued TCCs as of December 31, 2005 amounted to ₱577 million (see Note 13).

Pending audit by the BIR and to avoid the setting in of prescription to file claim in the Court of Tax Appeals (CTA), the Parent Company filed a Petition in the CTA assailing the denial by the BIR of its tax refund claim in the same amount of ₱7,107 million. The Parent Company amended the petition to reflect the audited refundable amount of ₱6,690 million less the ₱894 million the BIR granted for the year 2001. The Solicitor General filed the answer for the BIR. The case is pending proceeding in the CTA.

On February 3, 2006, the Parent Company filed a letter-request with BIR seeking a ruling or confirmation that the refund of rollback rates by the Parent Company to its customers as a consequence of the decision of the Supreme Court, are deductible from gross income as ordinary and necessary business expenses under Section 34(A)(1) of the Tax Code of 1997. In the event that the ruling is favorable to the Parent Company, it will perforce withdraw the petition filed with the CTA corresponding to the amounts that will be allowed as business expense deduction..

The major components of income tax benefit for the years ended December 31, 2005 and 2004 are:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Current income tax -		
Current income tax charge	**₱2,727**	₱1,186
Deferred income tax:		
Relating to origination and reversal of temporary differences	**(3,552)**	(2,504)
Change in tax rate	**(690)**	–
Income tax benefit reported in the consolidated statement of operations	**(₱1,515)**	(₱1,318)

Deferred Income Tax

Deferred income tax as of December 31 relates to the following:

	2005	2004 (As restated -

	see Note 4)	
	(Amounts in Millions)	
Deferred tax liabilities:		
Appraisal increase in utility plant and others	**₱9,077**	₱9,950
Depreciation method differential	**3,011**	3,243
Present value of customers' refund	**1,482**	–
Liability related to CERA (see Note 13)	**1,101**	1,918
Capitalized duties, taxes and interest deducted in advance	**892**	969
Capitalized interest	**812**	845
Net book value of capitalized/realized foreign exchange loss	**217**	245
Excess of effective interest rate amortization over straight-line amortization of debt issue costs	**191**	–
Others	**446**	162
Total (Carried Forward)	**17,229**	17,332

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	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Total (Brought Forward)	**₱17,229**	₱17,332
Deferred income tax assets:		
Provisions [see Note 2(b)]	**5,949**	3,300
Unfunded pension cost and unamortized past service cost	**3,290**	3,081
CERA (see Note 13)	**1,101**	1,918
Unrealized foreign exchange loss due to change in base rate	**927**	848
Decrement of fixed assets	**406**	341
Accrued liability on interest on deferred pass-through fuel cost	**309**	166
Allowance for probable disallowances of receivables	**296**	196
Allowance for doubtful accounts	**229**	496
Allowance for inventory obsolescence	**83**	73
Others	**251**	340
	12,841	10,759
	₱4,388	₱6,573

As of December 31, 2005 and 2004, there was no recognized deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Parent Company's subsidiaries, associate and joint venture, as:

the Parent Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;

the Parent Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date; and

the joint venture of the Parent Company cannot distribute its profits until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date.

The temporary differences associated with investments in subsidiaries, associates and joint venture, for which deferred tax liability has not been recognized amounted to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

There are no income tax consequences attaching to the payment of dividends by Company to its shareholders.

A reconciliation between the provision for income tax computed at statutory income tax rate using tax rates of 32% for period starting from January 1 to October 31 and 35% for period starting from November 1 to December 31 in 2005 and 32% in 2004, and provision for income tax as shown in the consolidated statements of operations is as follows:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Income tax computed at statutory tax rate	**(₱560)**	(₱986)
Income tax effects of:		
Change in tax rates	**(690)**	–
Nontaxable income	**(290)**	–
Nondeductible interest expense	**187**	71
Interest income subjected to a lower final tax rate	**(181)**	(149)
Equity in net earnings of investees	**(46)**	(71)
Others	**65**	(183)
	(₱1,515)	(₱1,318)

As of December 31, 2005, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	NOLCO	MCIT
		(Amounts in Millions)	
2003	2006	₱10	₱20
2004	2007	59	20
		₱69	₱40

Of the total shown in the above table, NOLCO and MCIT amounting to ₱69 million and ₱6 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.

NOLCO applied as deduction from normal taxable income amounted to ₱3 million in 2005. Expired NOLCO and MCIT amounting to ₱19 million and ₱5 million, respectively, were written off during the year.

On May 24, 2005, the President has signed into law RA No. 9337 amending certain provisions of the NIRC of 1997, as amended, which took effect on July 1, 2005, introducing the following changes:

i. RCIT rate for domestic corporations and resident and non-resident foreign corporations is increased to 35% (from 32%) beginning November 1, 2005 and the rate will be reduced to 30% beginning January 1, 2009. RCIT rate shall be applied on the amount computed by multiplying the number of months covered by the new

rate within the fiscal year by the taxable income of the corporation for the period, divided by 12 months.

ii. Power of the President upon the recommendation of the Secretary of Finance to increase the rate of value added tax (VAT) to 12% (from 10%), after any of the following conditions has been satisfied:

VAT collection as a percentage of gross domestic product (GDP) of the previous year exceeds two and four-fifth percent (2 4/5%); or

National government deficit as a percentage of GDP of the previous year exceeds one and one-half percent (1 1/2%).

On January 31, 2006, a Revenue Memorandum Circular No. 7-2006 was issued approving the recommendation of the Secretary of Finance to increase VAT to 12% (from 10%) effective February 1, 2006.

iii. Input VAT on capital goods should be spread evenly over the useful life or 60 months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds ₱1.0 million.

iv. Input VAT credit in every quarter shall not exceed 70% of the output VAT.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

In accordance with RA No. 9337, the Parent Company no longer collects the national franchise tax of 2% on electricity consumptions starting November 1, 2005. The same law prescribes the collection of VAT on electricity generation, transmission, distribution, and supply. Implementation of the VAT on customers' bills is in accordance with ERC Resolution No. 20, Series of 2005 which prescribes the Guidelines Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Electric Power Industry.

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33. Contingencies

a. Contingent assets

a. As of December 31, 2005, the Parent Company has a contingent asset amounting to ₱ 4,122 million consisting of under-recoveries for Transmission Charge of ₱3,316 million and for System Loss Charge of ₱806 million. These under-recoveries accumulated in the absence of an adjustment mechanism for these two charges when the unbundled rates were implemented.

While an automatic adjustment mechanism for the system loss charge was authorized by the ERC for implementation starting November 2004, the guidelines prescribing a recovery mechanism for the under-recoveries on the system loss charge for prior periods promulgated by the ERC on November 23, 2005 became effective only on January 12, 2005.

Based on these guidelines, the Parent Company can already start recovery of ₱284 million in unbilled system loss charges. Implementation of the recovery is through a ₱ 0.0084 per kWh adjustment to the system loss charge for all consumptions starting with the Parent Company's February 2006 billing and to continue until the amount is fully collected.

While the Guidelines on the Adjustment of Transmission Rates by Distribution Utilities were already promulgated last September 28, 2005, the said guidelines do not prescribe a recovery mechanism for the under-recoveries in transmission charges for prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,107 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents. The BIR examination resulted to net income tax refund of ₱6,690 million subject to a resolution of the issue on prescription which is being heard by the CTA. The BIR allowed the Parent Company an income tax refund for the year 2001 of ₱894 million. The Parent Company amended its Petition in the CTA to use the recoverable amount established by the BIR.

b. Contingent liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now on appeal with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse

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decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover this type of tax assessment similar to the pass-through mechanism on franchise taxes. The first and only hearing on the application was conducted on May 23, 2005. The case is still pending approval by the ERC. The Parent Company believes that under a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome (1) and (2) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(3) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Parent Company's financial position and results of operations.

34. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

Settlement Agreement

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to the ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly billing adjustment based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the billing adjustment and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱42,157 million as of December 31, 2005 and 2004. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy off-take from NPC. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amounts as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills nor did it set up a corresponding receivable from its customers.

Meanwhile, on March 24, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱9,787 million for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

Following a mediation process undertaken between March to June 2003, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,515 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003 plus the quantity it intends to buy until December 31, 2004 with the IPPs being dispatched at contract levels. This amount is subject to adjustment from the date of signing based on the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly-connected customers located in the Parent Company's existing franchise areas, totaling ₱7,465 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement

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Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs, thereby ensuring the dispatch of the Parent Company's IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

In a joint compliance to the ERC dated January 20, 2006, the Parent Company and the NPC showed that since the Parent Company's actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by the ERC has been reduced from ₱20,050 million to ₱14,320 million.

Hearings on the joint application have already been completed and the case is now for resolution by the ERC.

Transition Supply Contracts

The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA No. 9136. In an Order dated January 4, 2005, the ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC/Power Sector & Liabilities Management Corporation (PSALM) engaged in numerous negotiations for the TSC in 2005, but failed to reach a mutually acceptable agreement. Because of the impasse in the TSC negotiations, the ERC issued a Decision on November 7, 2005 promulgating an Economic Dispatch Protocol that will govern the dispatch of all generating units in the Luzon Grid (i.e., covering NPC's plants and IPPs and the Parent Company's IPPs) during the TSC period. In the Decision, the ERC gave the parties until December 9, 2005 to submit a TSC. This deadline was extended to January 20, 2006 in a subsequent Order by the ERC dated December 15, 2005.

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Following a Motion for Extension of Time filed by NPC/PSALM on January 20, 2006, the ERC granted an additional 90 days for the parties to file their duly executed TSC with the ERC. It also directed the parties, as well as TransCo, to "maintain the status quo with regard to any service that they are rendering in order to prevent any power service interruptions that may be related to the issues being resolved..." On February 9, 2006, NPC/PSALM filed a Motion for Reconsideration of the ERC's Order dated December 15, 2005, specifically pertaining to the term of the contract, firm volume commitments on the part of the Parent Company, the imposition of minimum/premium charges, and re-dispatch procedures. It also asked the ERC to hold in abeyance the 90 day extension granted pending the resolution of the issues. The Parent Company filed its comments on NPC's Motion for Reconsideration on March 16. 2006.

Total purchased power from NPC amounted to ₱16,441 million and ₱12,804 million for the quarters ended March 31, 2006 and 2005, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo for the three months ended March 31, 2006 and 2005 amounted to ₱3,740 million and ₱4,373 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with IPPs, FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

In compliance with Section 33 of EPIRA which mandates distribution utilities seeking to recover their stranded costs to mitigate their potential stranded costs by making "reasonable best efforts" to reduce the costs of their existing contracts with IPPs, the Parent Company took the steps in renegotiating its contracts with QPPL, FGPC, and FGP Corp. To make the contract review process transparent and to ensure that the renegotiations were done at arm's length, the Parent Company's Board of Directors created a three-man Independent Review Committee composed of Messrs. Margarito Teves, Carlos Dominguez and Emilio Vicens.

On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity factor level. The signed Amendment was submitted to the ERC for approval on March 12, 2004. Public hearings have been completed and the Amendment has been submitted to the ERC for its decision.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱12,593 million and ₱11,393 million for the three months ended March 31, 2006 and 2005, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with

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the siting, design and construction, operation and maintenance of, the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. These negotiations led to the filing of an amendment to the contract (Amendment No. 3) at the ERC. However, due to certain concerns raised by the ERC, this petition was withdrawn by the Parent Company on March 4, 2003.

Despite the withdrawn filing in 2003, the Parent Company continues to hold negotiations with QPPL on the amendment of the contract and the settlement of the transmission line issue.

The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to the ERC for approval.

Total power purchased from QPPL amounted to ₱3,968 million (including transmission line costs of ₱471 million) and ₱3,795 million (including transmission line costs of ₱477 million) for the quarters ended March 31, 2006 and 2005, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Parent Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate ("blended rate") took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Parent Company. On November 22, 2004, the ERC permanently approved the blended rate for Duracom but advised the Parent Company and Duracom to

renegotiate the pricing scheme, taking into consideration Duracom's true cost as an embedded generator.

Pursuant to the ERC's directive in its November 22, 2004 Decision, the Parent Company filed an application for the amendment and interim extension of the contract with Duracom on January 17, 2006. The amended contract seeks to change the basis for Duracom's rate from the weighted average of the Parent Company's purchased power cost from NPC, QPPL, FGPC and FGP Corp., to NPC's Time-of-Use (TOU) Rates. The contract extension is only up to December 25, 2006 or until the Parent Company and Duracom have agreed to a sign a new contract altogether, whichever comes first. The TOU-based rates are intended to provide rate relief to Duracom, which, being an oil-fired power plant, has been severely affected by the worldwide increases in the price of oil. The only hearing on the case was held last February 16, 2006 and the application is now submitted for decision of the Commission.

Details of purchased power follow:

	1st Qtr 2006	1st Qtr.. 2005
	(Amounts in Millions)	
NPC	**₱16,441**	₱12,804
FGPC and FGP Corp.	**12,593**	11,393
Transco	**3,740**	4,374
QPPL	**3,968**	3,795
Duracom and others	**95**	1,206
	₱36,837	₱33,572

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009	14,297	67,797
2010 & onwards	218,180	1,033,006

** Based on MEQ rates*

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA No. 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA No. 9136

empowers ERC to amend the system loss caps set by RA No. 7832. In an Order dated November 16, 2005, the ERC moved the filing of the proposed caps to April 30, 2006.

f. Operating Lease Commitments

Rockwell has entered into commercial property leases on its investment property portfolio. These non-cancellable leases have remaining terms of between one and two years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Rockwell has existing lease agreements for its condominium units held for lease ranging from one to two years, renewable upon mutually acceptable terms. Total lease revenue amounted to ₱1 million in 2005 and ₱10 million in 2004.

g. Capital Commitments

Rockwell entered into a contract in relation to the construction of the "Manansala" condominium project for superstructure works with SKI and FPBB. The contract amounted to a fixed fee of ₱1,700 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and was completed in December 2005. Total payments made to SKI and FPBB amounted to ₱1,600 million as of December 31, 2005.

Rockwell entered into a contract with A.B. Ison Pilot Construction and Trading Corporation for the bulk excavation work of the "Joya" condominium project. The contract sum for the work amounted to ₱29 million, inclusive of all local and national taxes, overhead, and cost of labor and materials and all costs necessary for the proper execution of the work. Excavation work started in August 2004 and was completed in February 2005.

In 2005, Rockwell entered into a contract with Hilmarc's Construction Corporation for the substructure works of the "Joya" condominium project at a fixed sum of ₱2,562 million, inclusive of all pertinent local and national taxes, cost of labor and materials, overhead, and all costs necessary for the proper execution of the work. Substructure works started in March 2005 and is expected to be completed in June 2008.

35. Loss Per Share

Loss per share is calculated by dividing the net loss for the period attributable to common shareholders net loss for the period less dividends on preferred shares by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted loss per share, the net loss attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion

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of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

	Mar 2006	Mar 2005
	(Amounts in Millions Except Shares and Per Share Data)	
Net loss attributable to equity holders of the Parent (a)	**(₱748)**	(₱2,203)
Shares:		
Weighted average common shares - beginning	**1,009,136,567**	1,009,043,198
Additional (cancelled) subscriptions (see Note 20)	**0**	0
Weighted average common shares - basic (b)	**1,009,136,567**	1,008,891,057
Number of shares under option (see Note 20)	**0**	4,152,806
Weighted average number of shares that would have been issued at fair value	**0**	(3,907,296)
Adjusted weighted average common shares - diluted (c)	**1,009,136,567**	1,009,288,708
Per Share Amounts:		
Basic loss per share (a/b)	**(₱0.741)**	(₱2.183)
Diluted loss per share (a/c)	**(₱0.741)**	(₱2.183)

The effect of the exercise under the Employee Stock Ownership Plan (see Note 19) is anti-dilutive for the years ended December 31, 2005 and 2004. Accordingly, diluted EPS is the same as basic EPS.

36. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

   Presented below are the Parent Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2005 and 2004, translated to peso at the following exchange rates:

	2005	2004
US Dollar	**53.0900**	56.2800
Japanese Yen	**0.4503**	0.5460
Euro	**62.8207**	76.6019
Swiss Francs	**40.3000**	49.6488

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2005						
	Foreign Currency				Equivalent	Equivaler
	US Dollar	Japanese Yen	Euro	Swiss Francs		
			(Amounts in Millions)			
Monetary assets	$336	¥–	€–	CHF–	₱17,880	₱14,828
Monetary liabilities	645	5,057	3	2	36,791	38,747
Net	$309	¥5,057	€3	CHF2	₱18,911	₱23,919

b. RA No. 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The IRR were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Parent Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kWh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its sub-transmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

Following the enactment of EPIRA in June 2001, the implementation of its various provisions continued in 2005.

Distribution Wheeling Rate Guidelines. In accordance with the authority given to the ERC by Sec. 43 of EPIRA to "adopt alternative forms of internationally-accepted rate-setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate-fixing scheme more commonly known as performance-based ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance and capital and operating expenditures. The

DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. (CEPALCO) and Dagupan Electric Corporation (DECORP).

The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities shall file to the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Wholesale Electricity Spot Market. The year 2005 also saw the Philippine Electricity Market Corporation, or PEMCO, finalizing its preparations for the commercial operations of the wholesale electricity spot market, or WESM, as envisioned by Sec. 30 of EPIRA.

To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures. For its governance structure, the PEMC Board is selecting members to the committees that will assist it in overseeing the operation of the WESM. These committees include the Market Surveillance Committee, Dispute Resolution Administrator, Rules Change Committee, Technical Committee, and the PEM Auditor.

Presently, the PEMC and the DOE are seeking regulatory approval of key market rules, particularly, the market's price determination methodology (PDM), the setting of market fees, and the administered price.

Preparations for Retail Competition. The ERC has been laying down the framework for the eventual introduction of retail competition and open access, in accordance with Sec. 31 of EPIRA. The framework, known as the "seven pillars", is a set of regulations that are intended to encourage and govern competition in the retail supply market.

Of the seven, three have been promulgated, the Business Separation Guidelines (September 2003), the Retail Electricity Supplier Licensing Guidelines (July 2005), and the Distribution Service and Open Access Rules (January 2006). Currently, the ERC is soliciting comments on a draft Code of Conduct for Retail Market Participants and the proposed Supplier of Last Resort (SoLR), Guidelines, the draft Manual of Uniform Business Practices, and a revised Competition Rules and Complaints Procedures.

The ERC also announced that it would be conducting public consultations on a possible revision of its timeline for implementing retail competition. In an earlier Resolution (dated September 2004), the ERC set the commencement of retail competition in Luzon Grid for July 1, 2006.

Removal of Cross-Subsidies. Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 Order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Sec. 74 of EPIRA.

Transfer of TransCo's Subtransmission Assets to Distribution Utilities. Early last 2005, negotiations between the Parent Company and TransCo on the transfer of the latter's sub-transmission assets (STAs), as provided for by Sec. 8 of EPIRA, stalled following a disagreement regarding the classification of TransCo's Dasmariñas-Rosario facilities, which serve both the Parent Company and the Cavite Economic Zone. The matter was brought before the ERC, which ruled in November 7, 2005 that the said facilities are sub-transmission assets and not transmission facilities.

Following the ERC's ruling, last November 22, 2005, the Parent Company wrote TransCo to indicate the Parent Company 's desire to resume negotiations for the purchase of TransCo's STAs in the Parent Company's franchise area. Negotiations are currently ongoing.

US SEC
File No. 82-3237
SEC PHIL CENTRAL RECEIVING UNIT
Received by:
'06 AUG 16 P2:43

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *June 30, 2006*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*603,942,287*
Class "B"	-	*402,657,833*
Total	-	*1,006,600,120*

Amount of Debt Outstanding: *P124.05 Billion (as of May 31, 2006)*

11. **Are any or all of these Securities listed on a Stock Exchange?**

Yes [x] No [ ]

If yes, the name of such Stock Exchange and the class/es of Securities:

Philippine Stock Exchange *Class A and B*

12. **Indicate by check mark whether the registrant:**

(a) **has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports):**

Yes [x] No [ ]

(b) **has been subject to such filing requirements for the past ninety (90) days:**

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2006 Second Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2006 Second Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

US SEC
- 237

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer



DANIEL D. TAGAZA
Executive Vice President and
Chief Financial Officer

Date: August 16, 2006

cc: Philippine Stock Exchange (PSE) - ODiSy

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Three Months Ended June 30, 2006

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 53.177 pesos to the dollar at June 30, 2006, as compared to 55.268 pesos to the dollar at June 30, 2005.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission (ERC) regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine Financial Reporting Standards (PFRSs).

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 25 cities and 86 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately

25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of the Company's franchise, the terms and conditions of its services, the rates that it charges its customers, the rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**
   Net Profit margin measures the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

   Net Profit margin shall be calculated as the ratio of the Net Profits After Taxes to Sales.

	(Amounts in ₱ millions)	
	2ndQtr'06	2ndQtr '05
Net Income Attributable to Equity Holders of the Parent Company	1,504	1,735
S a l e s (Revenues)	48,881	47,473
Ratio	**3.08%**	**3.65%**

US SEC
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The Company incurred a net income attributable to equity holders of the Parent Company, amounting to ₱1,504 million for the quarter ended June 30, 2006, 13.3% lower than the net income of ₱1,735 million for the same period last year.

2. **Return on Assets (ROA)**
ROA measures the overall effectiveness of the distribution utility in generating profits with its available assets.

ROA shall be calculated as the ratio of net profits after taxes to average total assets.

	(Amounts in ₱ millions)	
	2ndQtr '06	2ndQtr '05
Net Income Attributable to Equity Holders of the Parent Company	1,504	1,735
Average Total Assets	165,269	159,650
Ratio	**0.91%**	**1.09%**

	Jun '06	Jun '05	Jun '04
Total Assets	164,739	165,798	153,501
Average	**165,269**	**159,650**	

The net income posted by the Parent Company for the quarter ended June 30, 2006 was 31.2% lower compared to ₱1,620 million in the same period last year, due mainly to increased expenses, from ₱44,164 million last year to ₱46,227 this year or a 4.7% increase.

Efficiency Ratio

3. **Sales to Assets Ratio**

	(Amounts in ₱ millions)	
	2ndQtr '06	2ndQtr '05
Sales (Revenues)	48,881	47,473
Average Total Assets	165,269	159,650
Ratio	**0.30**	**0.30**

The Sales-to-Assets Ratio measures the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be

calculated as the ratio of sales to average total assets. The average total assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficient the assets of the distribution utility have been used.

The (0.4%) sales growth coupled with the increase in purchased power costs of the Parent Company, are the main reasons behind the flat Sales to Assets Ratio.

Liquidity Ratio

4. Quick Ratio

Quick ratio measures the safety margin for the payment of current debt of the distribution utility. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in ₱ millions)	
	2nd Qtr '06	**2nd Qtr '05**
Cash + Marketable Sec. + Receivables	42,387	39,473
Current Liabilities	46,933	36,162
Ratio	**0.90**	**1.09**

Summary of accounts:		
Cash on hand and in banks	4,564	2,250
Short-term investments	4,596	5,326
Receivables - net	33,227	31,897
Total	42,387	39,473

Current Liabilities:		
Notes Payable	340	395
Trade and other payable	40,294	28,420
Customers' refund - current	2,835	4,701
Interest bearing loans - current portion	2,793	2,646
Total	46,933	36,162

The Company's quick ratio slightly decreased due mainly to increased trade and other payables, from ₱28,420 million as of June 30, 2005, compared to ₱40,294 million as of June 30, 2006.

Leverage Ratio

5. **Debt Ratio**

Debt ratio measures the degree of indebtedness of the distribution utility and also measures the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio measures financial leverage for the Distribution utility, and is calculated as the ratio of the total long term debt to total long-term capital.

	(Amounts in ₱ millions)	
	2ndQtr '06	**2ndQtr '05**
Total Long-term Debt plus Equity	57,043	62,930
--		
Total Long-term Capital (Equity)	39,118	37,184
Debt Ratio	**1.46**	**1.69**

The total long-term debt shall include long-term debt and the value of leases.

Interest bearing loans - net of current portion	15,132	23,100
Interest bearing loans - current portion	2,793	2,646
Total	17,925	25,746

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	39,118	37,184
Total Long-term debt plus equity	**57,043**	**62,930**

Debt ratio abruptly improved due mainly to Parent Company's prepayment of long-term debt to ADB amounting to ₱4,008 million.

US SEC
File No. 82-3237

(i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the Parent Company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries
- Volume Sales
- Electricity Supply
- Philippine Economic Conditions
- Currency Exchange Rates
- Industry Restructuring

Regulated Rates and Cost Recoveries

The Parent Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Parent Company's rates are set (with the approval of the ERC) to permit the Parent Company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the Company's Return On Rate Base (RORB). The Parent Company's rate structure also permits them to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court (SC)'s final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Parent Company's net utility plant in service at the end of the relevant period plus one-sixth of the Parent Company's annual operations and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of Energy Regulatory Board (ERB) and court decisions and appeals that began in 1998. The SC's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting over-billings for the period from February 1994 through May 2003. Before the issuance of the SC's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Parent Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes into account replacement cost, the Parent Company's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly ERB) has approved six increases in the Parent Company's basic rates since 1981 and the

most recent increase was granted in May 2003. Historically, the Parent Company's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the SC stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants the Parent Company rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increase for the Parent Company approved in May 2003, the ERC has approved tariffs for the Parent Company based on the Parent Company's weighted average cost of capital (WACC) for 2000 of 15.5%, as determined by the ERC.

In accordance with the authority given to the ERC by Section 43 of EPIRA to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005. DWRG embodies a new rate-fixing scheme more commonly known as Performance-Based Ratemaking (PBR). Participating utilities shall file with the ERC a PBR rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the PBR methodology [see Note 36(b)] of the Consolidated Financial Statements.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Parent Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operations and maintenance expenses. On October 13, 2004, the ERC approved the guidelines for the automatic adjustment of generation rates and system loss rates by distribution utilities. Amendments to the guidelines were issued by the ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the Generation Rate Adjustment Mechanism (GRAM) and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

The Parent Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing the total power sold and used

by the Parent Company by the total power purchased. The Parent Company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2005, the Parent Company's system loss improved over last year by 0.89% percentage points, from 11.1% in 2004 compared to 10.21% in 2005. For the 2nd quarter of 2006, the Parent Company's system loss improved by 1.02 percentage points to 11.35% from last year's 2nd quarter system loss of 12.37%. The improvement was credited to the unrelenting detection and apprehension activities of the Parent Company's metering security organizations, the continued employment of effective pilferage-deterrence measures, and the reversal of the unfavorable mismatch between registered energy input and GWH sales in the 1st quarter.

Volume Sales

The Parent Company primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is positively correlated with the level of economic growth of the Philippines. The Parent Company experienced sales volume growth at a compound annual growth rate of 3.3% from 2001 to 2005. With the 2005 GDP growth of 5.1%, the Parent Company's sales volume in 2005 increased by 0.6% over 2004, with sales volume of 24,806 gwh in 2005 compared to 24,660 gwh in 2004. This growth was primarily due to more robust commercial and slightly on industrial sales. For the five-year period 2001 to 2005, residential and commercial sectors recorded compound annual growth rates of 1.7% and 3.9%, respectively. Growth in the industrial sector registered a compound annual growth rate of 2.0% for the same periods.

The Parent Company's first half energy sales for 2006 managed to grow by a minimal 1.7% to 12,324 gwh compared to the same period in 2005 with March volume sales registering its highest level in the past five years.

Electricity Supply

The Parent Company does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as National Power Corporation (NPC) and Independent Power Producers (IPPs). The Parent Company is dependent on NPC for power, although its dependence has been decreasing in recent years and the Company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2005, the Parent Company purchased approximately 53.0% of its requirements from NPC, down from 51.5% in 2004 and also lower at 49.1% in 2003. The Parent Company's 10-year power purchase agreement with NPC expired in December 2004. This allows the Parent Company to source more of its power from other sources, such as IPPs with which the Parent Company has contracted.

The year 2005 also saw the Philippine Electricity Market Corporation (PEMC) finalizing its preparations for the commercial operations of the Wholesale Electricity Spot Market (WESM), as envisioned by Section 30 of EPIRA Law. To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified

US SEC
82-3237

by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the number of customers. Since the Parent Company's franchise area historically accounted for approximately 50% of the Philippines' GDP, the Parent Company believes that improvement in economic growth may bring growth in demand for electricity and hence, demand for the Parent Company's services. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 4.6%, compared to 3.7% during the years 1994 to 1998. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 5.1%, compared to 4.4% during the periods 1994 to 1998.

Total customers grew at a compound annual rate of 7.6% for the periods 1998 to 2004 and 3.6% for the periods 1999 to 2005. Luzon Grid-Derived Peak demand for the Parent Company's system grew at a compound annual rate of 2.3% during the periods 1999 to 2005 and 9.2% during the periods 1994 to 1998. Recently, the Parent Company chose to shift to the use of metered data gathered from its own metering facilities to measure peak demand in its own system. For the periods 1999 to 2005, metered peak demand grew at a compound annual rate of 4.3%.

Based on publicly available information, the Parent Company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The Parent Company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower prices for the Parent Company's power could also help reduce current incentives to industrial users to engage in self-generation.

Currency Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Parent Company's operating results and financial condition in a number of respects. While all the Parent Company's revenues are denominated in pesos, as of March 31, 2006, approximately 82.2% of the principal amount of indebtedness, most of the capital expenditures, a substantial portion of the power purchase costs and interest expense and a small portion of operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376: US$1.00 on June 30, 1997, to ₱53.11: US$1.00 as of June 30, 2006.

US SEC
. . . 1. 32-3237

Adjustments approved pursuant to the Currency Exchange Rate Adjustment (CERA) mechanism will permit the Parent Company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the Parent Company's foreign currency-denominated operation and maintenance expenses and principal payments of foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under CERA. Approval of adjustments to the Parent Company's basic distribution rates (which have been granted seven times since 1981) would be required in order to recover increased capital expenses through an increase in the Parent Company's rate base. Foreign exchange losses from increases in interest expense on foreign currency - denominated debt are reflected in the Parent Company's financial statements as interest and other financial charges.

Following a period of significant peso depreciation, the consequences to the Parent Company could also include the following:

ξ In peso terms, the amounts payable for debt service, capital and operations and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the Parent Company's payment obligations or budgeted capital and other spending. The Parent Company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the Parent Company's rates and pass-through costs.

ξ The principal amount of, and interest expense on, the Parent Company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the Parent Company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the Parent Company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Parent Company in its business. These restructuring measures include:

ξ The deregulation of, and introduction of competition in, power generation and supply activities and pricing;

ξ The privatization of NPC's power generating assets;

ξ The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;

ξ The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;

ξ Freedom of consumers to choose electricity suppliers;

- The implementation of the WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the Parent Company's customers and franchise territory have borne net subsidies for other customers and regions.

US SEC
File No. 82-3237

Recent Developments

ERC promulgates rules on Distribution Services and Open Access Rules (DSOAR)

The ERC issued recently the rules and regulations for distribution utilities in preparation for retail competition and open access. This document supersedes the 1995 ERB resolutions No. 95-21 and 95-368 which pertain to the rules and regulations governing the operation of electric power services.

Under Article I – General Provisions of the DSOAR, it states that:

"The purpose of the DSOAR is to set forth the terms and conditions related to the provision of Connection Assets and Services, service to the Captive Market, Supplier of Last Resort service to the Contestable Market and unbundled Distribution Wheeling Service provided to the Contestable Market". The DSOAR recognizes that EPIRA created a variety of services for distribution utilities like the Parent Company, like the unbundling of bills and the forthcoming open access.

DSOAR incorporates the uniform filing requirements as the basis for establishing the distribution utilities' regulated service rates. Purchased power and transmission costs are passed-through and the distribution utilities will procure energy for distribution system losses to be paid by the Retail Electricity Supplier and end-users. The ERC conducted public consultations for DSOAR on June 16 to 17 and July 14, 2005.

The final document was published on February 2, 2006 and reported with the UP-DONAR on March 10, 2006. It is now in force.

DWRG

In accordance with the authority given to the ERC by Section 43 of EPIRA Law to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the DWRG last December 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate fixing scheme more commonly known as Performance-Based Ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance, capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. and Dagupan Electric Corporation. The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public

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comments last September 30, 2005. Participating utilities must file with the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Last March 17, 2006, ERC released its Performance Scheme Framework, providing more details on the incentive scheme to be implemented under the DWRG, the ERC-promulgated PBR framework for private distribution utilities. In addition to the asset revaluation process which started last March 7, 2006 for the Parent Company, various preparations are also underway for a rate filing under PBR by August 31, 2006.

Removal of Cross-Subsidies

Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Section 74 of EPIRA Law.

Unbundling Rate Case Filed with the Supreme Court

On January 24, 2005, the Court of Appeals (CA) upheld its July 22, 2004 ruling that annulled and set aside ERC's March 20, 2003 Decision and May 30, 2003 Order on the unbundling of the Parent Company's tariffs. It remanded the case back to the ERC for further proceedings and ordered the ERC to direct the Commission on Audit (COA) to conduct an audit of the Parent Company's books, records, and accounts. The ERC-approved unbundled charges which the Parent Company implemented starting June 2003 incorporated an increase of ₱0.17 per kWh over May 2003 levels. This consists of an ₱0.0835 per kWh increase in generation and transmission charges and an ₱0.0865 per kWh hike in company-related charges. It should be noted that the Parent Company's May 2003 rate levels still included the ₱0.167 per kWh income tax component of the bundled rate which was the subject of a refund/rollback order of the SC.

The ERC filed with the SC on February 11, 2005 a petition for the High Court to set aside the CA rulings and to reinstate and affirm its Decision and Order on the Parent Company's unbundling and rate hike petition. The Parent Company also filed a Petition for Review with the SC last March 11, 2005. In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

- There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;
- The ERC has stated in no uncertain terms that although the ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's

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exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

- Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

As of July 31, 2006, the Supreme Court has not ruled on the Parent Company's petition.

GRAM

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and IPP Costs or the GRAM. The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed with the ERC for approval. The GRAM Implementing Rules did not require publication nor the conduct of public hearings on filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kWh in accordance with the GRAM Implementing Rules.

The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the SC questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

Customer Refund

Following the SC decision in 2003 alleging that the Parent Company had overcharged customers over the periods February 1994 to May 2003, the Parent Company was ordered to refund customers ₱30.3 billion. The refund schedule for the Parent Company was split into four phases of which the first three have been completed, totaling ₱11.6 billion. Phase Four is ongoing and will involve approximately ₱18,689 million for commercial, industrial and streetlighting customers, which comprise the Parent Company's largest customers.

In an order dated December 21, 2004, the ERC denied the motions filed by GMA Network, Inc., RGMA Network, Inc. and NASECORE requesting the Commission to compel the Parent Company to pay interest on refund. On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a petition in the CA praying that the Parent Company be ordered to refund the amounts due to them plus 6% interest per

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annum from February 1994 to April 9, 2004 and 12% per annum from April 9, 2004 until the refund is fully paid.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that that the refund amounts do not earn interest.

Results of Operations

Three Months Ended June 30, 2006 compared to Three Months Ended June 30, 2005

Parent Company

FINANCIAL HIGHLIGHTS

I. NET INCOME (LOSS)

The company's net income for the second quarter of 2006 was ₱1.12 billion, a turnaround from a net loss of ₱748 million in the 1st quarter of the year. However, it was 31.2% lower compared to ₱1.62 billion in the same period last year. Year-to-date (YTD) cumulative earnings for this year reached ₱367 million from a net loss of ₱583 million in the same period in 2005.

The company continued to make provisions for probable losses related to the rate unbundling case still pending with the Supreme Court (SC). Without the provisions, estimated net income for the 2nd quarter would have been ₱2.16 billion net of tax while YTD net income for the 1st half of the year would have been ₱2.34 billion.

II. REVENUES

Revenues increased to ₱47.89 billion in the 2nd quarter, representing a 2.7% and 15.1% jump compared to the same period in 2005 and the 1st quarter of this year, respectively. For the six-month period, revenues increased by 7.8% to ₱89.51 billion.

III. EXPENSES (INCOME)

Total expenses for the 2nd quarter increased by 4.7% to ₱46.23 billion, compared to P44.16 billion for the 2nd quarter of last year. The six-month figure registered a 6.5% increase to ₱89.05 billion. Major components of these expenses were purchased power, operations and maintenance and depreciation.

Purchased power cost increased by 3.6% to ₱39.44 billion in the 2nd quarter. On the six-month period, the increase was 6.5% to ₱76.28 billion. The components were as follows:

Recoverable purchased power cost - cost up to the 9.5% system loss cap - increased by 4.7% to P38.66 billion for the 2nd quarter and 6.8% to ₱74.53 billion for the six-month period.

Unrecoverable purchased power cost – system loss in excess of the cap - decreased by 32.3% to ₱776 million this quarter. On a six-month period, this decreased by as much as 6.4% to ₱1.75 billion this year.

Operations and maintenance increased by 13.3% this quarter compared to the 2nd quarter of last year from ₱2.15 billion to ₱2.43 billion. Six-month operations resulted to increase of 20.7% from P3.96 billion in 2005 to ₱4.78 billion in 2006.

Operating income before provision for probable loses for the second quarter of 2006 compared with the same period last year, decreased 16.3% to ₱5.54 billion. This was due to the higher level of operating expenses and modest increase in revenues. On a six-month period, however, this account increased 8.7% to ₱7.81 billion.

Operating income before provision for probable losses can be derived by deducting from total revenues the purchased power costs up to system loss cap, operations and maintenance, depreciation and amortization and taxes other than income tax.

IV. LOSS PER SHARE

Income per share for the 2nd quarter of the year (excluding depreciation on appraisal increase) decreased by 29.57% to ₱1.03 per share due to lower net income this year.

V. CAPITAL EXPENDITURES

Capital expenditures in the quarter increased by 10.08% over last year to ₱1.09 billion. As of June 30, 2006, total capital expenditures went up by 5.40% to ₱2.15 billion.

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OPERATIONAL HIGHLIGHTS (Parent Company)

I. GWH SALES and BILLING KW DEMAND

Due to inclement weather, shorter billing days, and the suspension of the One Day Power Sales (ODPS) Program, overall GWH sales contracted slightly by 0.43% to 6,501 GWH in the 2nd quarter of this year compared to the same period in 2005. However, overall GWH sales for the first half of 2006 managed to increase by 1.71% over the same period last year.

Of the three major customer segments in the 2nd quarter of the year, it was the commercial segment which led the growth in GWH sales with a respectable 2.13% increase driven by the Retail Trade Sub-segment which grew 14.42%, followed by Transport Services and Real Estate by 12.84% and 3.45%, respectively.

Retail Trade's growth was attributable to the operations of new and existing shopping malls in the Meralco franchise. The May 21, 2006 opening of the Sy-owned SM Mall of Asia, said to be the 3rd largest shopping mall in the world, energization of SM SuperCenter on June 18, 2006, and the full operations of SM Sta. Rosa largely contributed to this sub-segment's GWH sales surge. Increased grid consumptions of NAIA Terminals 1 and 2 (due to the breakdown of their gensets) and the energization of NAIA Terminal 3, on the other hand, contributed to the rise in the consumption of Transport Services. The steady operations of call centers and other IT-related businesses continued to fuel growth in the Real Estate sub-segment.

Notwithstanding the erratic availability of the ODPS Program in the latter part of May until June 2006 brought by low generation reserve and the opening of the Wholesale Electricity Spot Market (WESM), industrial; GWH sales modestly grew by 1.23% over the same quarter last year.

Cement, Plastic Products, and Electrical Machinery Manufacturing were the main growth drivers, increasing by 23.25%, 10.18% and 4.30%, respectively. Major cement manufacturers in particular continued to avail of the ODPS Program starting in the 3rd quarter of 2005 while the increased market demand for Plastic Products, as reported in the previous quarter, sustained its way into the first half of 2006, leading to the increased operations of plastic manufacturing companies which supplied plastic packaging requirements both locally and overseas.

Residential sales, however, pulled down overall GWH sales, declining 4.21% in the 2nd quarter of 2006. This was due to power interruptions caused by inclement weather (Typhoon Caloy) in May and energy conservation efforts in response to increasing prices of electricity and other basic commodities. Sales of the AB sub-segment (with consumption above 800KWH per month) declined by 4.9% due to its deliberate effort to reduce consumption. The Broad C (with consumption between 151-800KWH per month) and DE sub-segments (with consumption of

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up to 150KWH), on the other hand, grew 0.5% and 0.2%, respectively, indicating a movement of customers belonging to the higher segments to slide down the lower consumption brackets.

In the six-month period, GWH sales growth was led by the commercial segment, improving 3.94% closely followed by the industrial group at 3.21%. Sales of the residential segment, however, declined 1.74%.

Overall Billing KW Demand increased in the 2nd quarter of 2006, rising by 3.4% as the commercial sector registered a 4.76% increase in demand and the Industrial sector 2.83%. Year-to-date Billing KW Demand increased 2.8%.

II. AVERAGE RETAIL RATE

The average retail rate for June 2006 rose 10.72% to ₱8.36/KWH from ₱7.55/KWH in the same period in 2005. On a per customer class basis, the comparative figures are as follows:

Customer Class	June 2006 Average Rate (P/KWH)	June 2005 Average Rate (P/KWH)
Residential	9.03	8.09
Lifeline	5.95	5.28
Non-lifeline	9.40	8.43
Commercial	8.45	7.61
GS, Small and Medium	8.45	8.07
Large	9.12	7.43
Very Large	8.15	6.98
Industrial	7.37	6.76
Small and Medium	8.67	7.57
Large	7.53	6.93
Very Large	6.99	6.77
Extra Large	7.04	6.31
T O T A L	**8.36**	**7.55**

The increase was largely due to the implementation of the 12% VAT Rate starting February 2006. In addition, transmission charges increased as a result of the rise in TransCo's Power Delivery Service charges.

Generation charges slightly moved up 1.47% to ₱4.9690/KWH in June 2005 from ₱4.8970/KWH in the same period in 2005 mainly due to higher NPC and IPP rates. NPC tariffs were higher due to increases in the ICERA and GRAM rates in December 2005. IPP rates, on the other hand, also increased because of a lower

dispatch of 72.15% in June 2006 (due to planned and unscheduled outages of QPPL in June 2006) compared to 82.44% in June 2005.

The increase in the June 2006 bill, however, was tempered by the third and last tranche of TransCo's removal of the Intra-Regional Grid Cross Subsidy reducing Meralco's Transmission Charge rate by an average of around ₱0.06/KWH starting the month of November 2005.

III. SYSTEM LOSS

For the second quarter of 2006, system loss improved by 1.02 percentage points to 11.35% from last year's 2nd quarter system loss of 12.37%.

The improvement was credited to the unrelenting detection and apprehension activities of our metering security organizations, the continued employment of effective pilferage-deterrence measures, and the reversal of the unfavorable mismatch between registered energy input and GWH sales in the 1st quarter.

Reinforcing these measures was the continued support of the Department of Interior and Local Government (DILG) through the signing of a Memorandum of Agreement (MOA) to strengthen the current anti-electricity pilferage campaign. This was signed by the new DILG Secretary Ronaldo Puno and Meralco Chairman Manuel M. Lopez on May 19, 2006. This MOA renewed the commitment of the DILG to encouraging local government cooperation to bring down system loss in their respective areas.

The performance in the 2nd quarter was more than enough to make the year-to-date system loss figure to improve by 0.37 percentage point to 11.70% from 12.04% in 2005 coming from 1 0.45 percentage point deterioration in the 1st quarter.

On a 12-month moving average basis, system loss improved to 10.05% from 10.92%.

IV. SYSTEM RELIABILITY

In the 2nd quarter of 2006, system reliability, in terms of Interruption Frequency Rate (IFR) deteriorated 12.83% to 3.43 in the 2nd quarter of 2006 from 3.04 in the same period last year. Likewise, system availability, as measured by Cumulative Interruption Time (CIT), waned 70.94% to 4.53 hours in the 2nd quarter this year from 2.65 hours in the same period in 2005.

The decline in system reliability/availability for the 2nd quarter of 2006 can be mainly attributed to the effects of Typhoon Caloy. Aside from primary trippings, the storm also indirectly affected our system performance due to widespread

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supply interruptions. Prolonged circuit interruptions affected 103 circuits or 15.71% of total distribution lines.

Also, numerous maintenance activities by Transco, mainly the replacement of rotten poles, defective hardware, and correction of hotspots on their Dasmarinas, Kalayaan and Caliraya circuits last June 8, 9, 19 and 28 affected system reliability and availability.

As of June 2006, YTD system reliability deteriorated by a slower pace at 2.17% to 5.66 for the 1st half of this year from 5.54 in the same period in 2005. Likewise, system availability deteriorated by 43.38% to 6.28 hours in the 1st half of 2006 from 4.38 hours in the same period last year.

Despite Typhoon Caloy, forced IFR (unscheduled power interruptions due to equipment failure, trees and other foreign objects touching the lines, and transient faults) improved by 4.68% to 3.46 in the 1st half of 2006 from 3.63 in the same period last year.

REGULATORY UPDATES

Developments in the regulatory front are:

ξ The Supreme Court (SC), in a March 15, 2006 resolution, affirmed the December 2005 Court of Appeals (CA) Decision which denied GMA Network's claim for immediate payment and the payment of interest on the SC-mandated refund. The CA's December 2005 Decision also denied GMA Network's petition to annul ERC's approval of Phase IV of the refund process.

ξ As of June 30, 2006, out of the 5.1 million refunds for residential and general service customers, the Parent Company had already processed 4.44 million refunds for customers with active and terminated contracts (Phase I, II and III) with an equivalent amount of ₱10.55 billion. In November 2005, the Parent Company started sending refund notices to commercial and industrial customers covered by Phase IV to inform them of their refund amount, refund options, and requirements to claim the refund. As of June 30, 2006, the refund claims of 4,556 (around 6% of total qualified) customers had been processed, with an equivalent amount of ₱2.4B.

ξ After the filing of respective Motions for Reconsideration by Meralco and ERC on the February 2 SC Decision nullifying ERC's approval of Meralco's 2nd GRAM and declaring as void the GRAM rules, the Private Electric Power Operators Association, Inc. (PEPOA – a group of privately-held distribution utilities) and the Phil. Independent Power Producers Association (PIPPA) filed last March 9 and 27, respectively, separate motions at the SC seeking that they be allowed to intervene in the case.

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- ξ Hearings on the proposed Settlement Agreement between Meralco and NPC were concluded in October 2005. NPC and Meralco jointly manifested on January 20 that the net settlement amount went down from an initial estimate of ₱20.05 billion to ₱14.3 billion, reflecting Meralco's purchases in excess of baseline quantities stipulated by the Settlement Agreement.

- ξ Hearings on Meralco's ₱0.1476/KWH rate application at the ERC have been deferred until such time that an ocular sampling inspection of Meralco assets has been completed. The actual inspection was done from May 8 –12, 2006 and hearings are expected to resume again on August 16 and 17, 2006. Active oppositors/intervenors include: NASECORE, Federation of Village Associations (FOVA), Atty. Baldonado and Engr. R. Mallillin.

- ξ Last March 17, ERC released its Performance Scheme Framework, providing more details on the incentive scheme to be implemented under the Distribution Wheeling Rate Guidelines (DWRG), the ERC-promulgated Performance-Based Ratemaking (PBR) framework for private distribution utilities. In addition to the asset revaluation process which started last March 7 for Meralco, various preparations are also underway for a rate filing under PBR by August 31, 2006. PBR-based tariffs will be implemented starting July 2007.

Consolidated

Revenues. Consolidated revenues for the quarter ended June 30, 2006 amounted to ₱48,881 million or a growth of slightly 3.0% compared to ₱47,473 million in previous year. The increase was driven primarily by the increase in purchased power costs and the Parent Company's revenue from sale of electricity by 2.9% from ₱46,495 million to ₱47,855 million in the second quarter of 2005 and 2006, respectively.

Expenses. Total expenses increased by 4.2%, from ₱44,920 million in the first six months of 2005 compared to ₱46,805 million this year due mainly to increases in purchased power, operations and maintenance and interest and other financial expenses among others.

	2nd Quarter Ended June 30		
	2006	2005	% Change
	(in million pesos)		
Purchased power	39,438	38,072	3.6
Operations and maintenance	2,474	2,220	11.4
Provision for probable losses	1,605	1,649	(2.7)
Depreciation and amortization	1,140	908	25.6
Interest and other financial expenses	1,180	1,477	(20.1)
CERA II revenues	(654)	(481)	36.0
Foreign exchange losses	654	481	36.0
Interest and other financial income	(244)	(423)	(42.3)
Present value impact on customers' refund	504	324	55.6
Real estate sold	475	336	41.4

Cost of contracts and services	200	191	4.7
Provision for probable losses on disallowed receivables	55	58	(5.2)
Equity in net earnings of associates	(183)	40	(557.5)
Taxes other than income tax	161	68	136.8
Total	46,805	44,920	4.2

Purchased power. The Parent Company's total purchased power cost from Napocor and IPPs slightly increased to 3.6% for the second quarter of 2006 compared to the same period last year mainly due to increases in generation and transmission costs from ₱5.315 per kWh for the first six months of last year to ₱5.586 per kWh this year.

Operations and maintenance expenses increased by 11.4% to ₱2,474 million for the quarter ended June 30, 2006, compared with ₱2,220 million in the same period in 2005, due primarily to increase in materials and supplies, transportation expenses and computer consumables.

Provision for probable losses. The Parent Company provided losses for the second quarter of 2006 amounting to ₱1,605 million almost the same level compared to last year's provision of ₱1,649 million.

Depreciation and amortization increased by 25.6% from ₱908 million for the quarter ended June 30, 2005, to ₱1,140 million in the same period in 2006, mainly as a result of the continued upgrading of electric distribution system. In addition, the increase also reflected depreciation expenses related to various utility plant equipment and others placed in service.

Interest and other financial expenses decreased by 20.1% from ₱1,477 million for the quarter ended June 30, 2005 to ₱1,180 million in 2006 due to principal prepayment of long-term loan for the month of June.

CERA II revenues are presented in the statements of operations in compliance with Philippine Accounting Standards (PAS) 21, *"The Effects of Changes in Foreign Exchange Rates"*. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations with a corresponding credit (debit) to CERA Revenues. For the second quarter under review, CERA II revenues increased by 36.0% from ₱481 million in 2005 compared to ₱654 million in 2006.

Foreign exchange losses – net. Foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the deferred foreign exchange loss account. CERA II revenues do not have any effect on retained earnings and net loss. As a result, foreign exchange losses - net also increased

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by 36.0%, from ₱481 million for the quarter ended June 30, 2005 to ₱654 million for the quarter ended June 30, 2006.

Interest and other financial income. For the quarter ended June 30, 2006, interest and other financial income decreased by 42.3%, from ₱423 million last year to ₱244 million this year mainly due to lower interest income.

Present value impact on customers' refund. In compliance with PAS 39, the present value impact on customers' Phase IV refund to be paid starting 2005 to 2010 was established. For the quarter ended June 30, 2006, the present value impact on customers' refund was ₱504 million compared to ₱324 million in the same period last year. This refund should be recognized at fair value and subsequently carried at amortized cost using effective interest rate method. The Parent Company obtained the present value of the customers' refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability.

Real estate sold, an account of subsidiary Rockwell Land Corporation, increased by 41.4% from ₱336 million in the second quarter of 2005 to ₱475 million in the same period of this year due mainly to the intensified marketing campaigns particularly on Manansala and Joya, both residential condominium projects in 2004. Of the 618 Manansala units completed by October 2005, 602 units or 97% were reported sold as of June 30, 2006. As for Joya, project completion percentage increased from 1.9% in 2004 to 35% as of June 30, 2006. In December 2005, 772 units have been sold accounting for 82% of the 946 total units available.

Cost of contracts and services, also a subsidiary account, increased by 4.7% from ₱191 million for the second quarter of last year compared to ₱200 million this year primarily due to increase in construction contracts.

Provisions for probable losses on disallowed receivables amounted to ₱55 million for the quarter ended June 30, 2006 as against ₱58 million for the same quarter last year. This refers to Quezon Power Philippines Ltd. (QPPL) transmission line fees disallowed by the ERC.

Equity in net earnings of associates and joint venture decreased by 557.5%, from ₱40 million for the quarter ended June 30, 2005 to (₱183) million for the quarter ended June 30, 2006, due mainly to the decrease in equitized earnings from various subsidiaries.

Taxes other than income tax increased by 136.8% from ₱68 million for the 2nd quarter last year to ₱161 million in the same period this year, due to increase in realty tax and others.

Income before income tax was ₱2,076 million for the quarter ended June 30, 2006 compared to ₱2,553 million in the same period last year or a 18.7% decrease.

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Provision for Income tax on a consolidated basis for the quarter ended June 30, 2006 was ₱635 million, a decrease of 27.4% from ₱875 million income tax provision for the quarter ended June 30, 2005.

Consolidated net income for the 2nd quarter of this year was significantly affected by the consistent provisioning for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court, which amounted to ₱1,605 million.

On consolidated basis, the net loss attributable to equity holders of the Parent Company were ₱1,504 million and ₱1,735 million for the quarters ended June 30, 2006 and 2005 respectively.

Consolidated capital expenditures for the quarter ended June 30, 2006 was ₱1,245 million, a decrease of 33.2%, compared to the same period of last year's level of ₱1,863 million. About 99% of the capital expenditures for the quarter covered electric capital projects.

Cash dividends were not paid out to preferred stockholders for the third consecutive year primarily due the financial crisis brought about by the rate refund ordered by the SC in 2003.

Unappropriated retained earnings improved by 962.5% from the deficit of ₱160 million for the first half in 2005 to a positive retained earnings of ₱1,380 million for the period under review due to increased revenues year-on-year and improved sales volume.

Basic Loss per share excluding depreciation on appraisal increase for the second quarter of 2006 decreased by 13.4% from ₱1.72 for the quarter ended June 30, 2005 to ₱1.49 for the period under review due mainly to slight increased in operating expenses.

Financial Highlights - Consolidated

Six Months Ended June 30, 2006 compared to Six Months Ended June 30, 2005

Consolidated Operating Revenues. For the six months ended June 30, 2005, Meralco and Subsidiaries achieved consolidated operating revenues of ₱91,458 million, an increase of 8.1% over the ₱84,636 million achieved in the same period in 2005. This increase was driven primarily by a 1.7% increase in sales volume by the Parent Company coupled with the increase in purchased power costs.

Consolidated Operating expenses. Operating expenses for the first half of June 30, 2006, increased to ₱90,412 million, or 6.3% over the ₱85,033 million for the same period in 2005.

Six Months Ended June 30		
2006	2005	% Change
(in million pesos)		

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Purchased power	76,275	71,644	6.5
Operations and maintenance	4,859	4,082	19.0
Provision for probable losses	3,031	3,060	(0.9)
Depreciation and amortization	2,249	2,097	7.2
Interest and other financial expenses	2,284	2,445	(6.6)
CERA II revenues	(1,002)	(827)	21.2
Foreign exchange losses	1,002	827	21.2
Interest and other financial income	(521)	(510)	2.2
Present value impact on customers' refund	756	756	0.0
Real estate sold	930	579	60.6
Cost of contracts and services	427	386	10.6
Provision for probable losses on disallowed receivables	110	119	(7.6)
Equity in net earnings of associates	(224)	222	(200.9)
Taxes other than income tax	236	153	54.2
Total	90,412	85,033	6.3

The increase in consolidated operating expenses was primarily due to an increase in purchased power costs. Parent Company's recoverable purchased power cost for the first two quarters of 2006, was ₱74,527 million, or 6.8% increased over the ₱69,776 million in purchased power cost for the same period in 2005. The increase in purchased power cost was due to the 5.1% increase in average cost purchased/ kWh purchased, from ₱5.315 in 2005 as against ₱5.586 for the six months ended June 30, 2006.

Operations and maintenance expenses increased by 19.0% to ₱4,859 million for the six months ended June 30, 2006, compared with ₱4,082 million in the same period in 2005, due primarily to increase in materials and supplies, transportation expenses and computer consumables.

Provision for probable losses. The Parent Company provided losses for the first half of 2006 amounting to ₱3,031 million almost the same level compared to last year's provision of ₱3,060 million. The Parent Company continued to provide for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court.

Depreciation and amortization increased by 7.2% from ₱2,097 million for the six months ended June 30, 2005, to ₱2,249 million in the same period this year, mainly as a result of the continued upgrading of electric distribution system. In addition, the increase also reflected depreciation expenses related to various utility plant equipment and others placed in service.

Interest and other financial expenses decreased by 6.6% from ₱2,445 million for the six months ended June 30, 2005 to ₱2,284 million in 2006 due to principal prepayment of long-term loan for the month of June.

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File No. 3 2- 3 1 9 7

CERA II revenues are presented in the statements of operations in compliance with Philippine Accounting Standards (PAS) 21, *"The Effects of Changes in Foreign Exchange Rates"*. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations with a corresponding credit (debit) to CERA Revenues. For the period under review, CERA II revenues increased by 21.2% from ₱827 million in 2005 compared to ₱1,002 million in 2006.

Foreign exchange losses – net. Foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the deferred foreign exchange loss account. CERA II revenues do not have any effect on retained earnings and net loss. As a result, foreign exchange losses - net also increased by 21.2%, from ₱827 million for the six months ended June 30, 2005 to ₱1,002 million for the six months ended June 30, 2006.

Interest and other financial income. For the first two quarters of 2006, interest and other financial income increased by 2.2%, from ₱510 million last year to ₱521 million this year mainly due to lower interest income.

Present value impact on customers' refund. In compliance with PAS 39, the present value impact on customers' Phase IV refund to be paid starting 2005 to 2010 was established. Year-on-year, the present value impact on customers' refund was ₱756 million, the same amount compared to last year. This refund should be recognized at fair value and subsequently carried at amortized cost using effective interest rate method. The Parent Company obtained the present value of the customers' refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability.

Real estate sold, an account of subsidiary Rockwell Land Corporation, increased by 60.6%, from ₱579 million for the first two quarters of 2005 to ₱930 million in the same period of this year due mainly to the intensified marketing campaigns particularly on Manansala and Joya, both residential condominium projects in 2004. Of the 618 Manansala units completed by October 2005, 602 units or 97% were reported sold as of June 30, 2006. As for Joya, project completion percentage increased from 1.9% in 2004 to 35% as of June 30, 2006. In December 2005, 772 units have been sold accounting for 82% of the 946 total units available.

Cost of contracts and services, also a subsidiary account, increased by 10.6% from ₱386 million for the first half of last year compared to ₱427 million this year primarily due to increase in construction contracts.

Provisions for probable losses on disallowed receivables amounted to ₱110 million for the six months ended June 30, 2006 as against ₱119 million for the same period last year, or a decrease of 7.6%. This refers to Quezon Power Philippines Ltd. (QPPL) transmission line fees disallowed by the ERC.

US SEC
File No. 82-3237

Equity in net earnings of associates and joint venture decreased by 200.9%, from ₱222 million for the six months ended June 30, 2005 to (₱224) million for the six months ended June 30, 2006, due mainly to the improved earnings from various subsidiaries.

Taxes other than income tax increased by 54.2% from ₱153 million for the first half of last year to ₱236 million in the same period this year, due to increase in realty tax and others.

Income(Loss) before income tax was ₱1,046 million for the six months ended June 30, 2006 compared to (₱397) million in the same period last year or a 363.5% decrease.

Provision for(Benefit from) Income tax on a consolidated basis for the first half of the current year was ₱220 million, compared to a (₱88) million income tax benefit for the same period of last year.

Consolidated net income(loss) for the first two quarters of this year was significantly affected by the consistent provisioning for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court.

On consolidated basis, the net loss attributable to equity holders of the Parent Company were ₱722 million and (₱583) million for the six months ended June 30, 2006 and 2005 respectively.

Consolidated capital expenditures for the six months ended June 30, 2006 was ₱2,450 million, a decrease of 19.1%, compared to the same period of last year's level of ₱3,030 million. About 99% of the capital expenditures for the first half of the year covered electric capital projects.

Cash dividends were not paid out to preferred stockholders for the third consecutive year primarily due the financial crisis brought about by the rate refund ordered by the SC in 2003.

Basic Loss per share excluding depreciation on appraisal increase year-on-year improved by 159.5% from (₱0.578) last year ₱0.922 this year.

Liquidity and Capital Resources

The following table shows the Company's cash flows on a consolidated basis as of and for the quarters ended June 30, 2006 and 2005:

	Second Quarter			Calendar Yr. To Date		
	2006	2005	% Inc(Dec)	2006	2005	% Inc(Dec)
	(in millions)			(in millions)		
Cash Flows						

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File No. 82-3237

Cash and cash equivalents, beginning	₱12,601	₱4,873	158.6	₱14,081	₱4,918	186.3
Net cash provided by operating activities	4,461	4,426	0.8	(1,682)	(3,273)	(48.6)
Net cash used in investing activities	(3,861)	(1,429)	170.2	723	6,249	(88.4)
Net cash provided by (used in) financing activities	(4,041)	(294)	1,274.5	(3,962)	(318)	1,145.9
Cash and cash equivalents, end	9,160	7,576	20.9	9,160	7,576	20.9

As of June 30, 2006, consolidated cash and cash equivalents increased by 20.9 percent, from ₱7,576 million as of June 30, 2005 to ₱9,160 million this year. Principal sources of cash for the second quarter of this year was net cash provided by operating activities amounting to ₱4,461 million. In addition, the increase in customers' deposit amounting ₱476 million contributed to the increase in cash. These funds were used primarily for capital expenditures and payments for short-term and long-term debt and interest amounting to ₱8 million, ₱4,461 million and ₱525 million, respectively.

For the six months ended June 30, 2006, net cash provided by operating activities amounted to (₱1,682) million compared to last year's (₱3,273) million. Other sources of cash for the period under review, include increase in customers' deposits, ₱832 million, increase in investments and advances ₱1,875 million and decrease in current liabilities ₱660 million. On the other hand, as of June 30, 2005, sources of funds were increase in investments and advances, ₱4,048 million and also increase in customers' deposits amounting to ₱956 million.

Operating Activities

Net cash used in operating activities for the 2nd quarter of 2006 amounted to ₱4,461 million, an almost flat increase of ₱35 million or 0.8% from ₱4,426 million last year, mainly due to higher provision for depreciation from ₱908 million last year compared to ₱1,140 million this year. In addition, increase in other current assets ₱94 million, coupled by an increase in trade and other payables ₱44 million, contributed to the increase in net cash provided by operating activities. Actual cash payments to customers' refund for the quarters ended June 30, 2006 and 2005 were ₱2 million and ₱40 million, respectively. Year-on-year, actual cash payments made to customers' refund were ₱8 million for 2006, and ₱102 million for 2005.

Investing Activities

For the second quarter of 2006, the Company's net cash provided by investing activities was (₱3,861) million, which was due mainly to the increase in other noncurrent assets and other current liabilities amounting to (₱2,084) million and (₱1,586) million, respectively. Additions to utility plant and others amounted to ₱1,245 million, and ₱1,863 million for the quarters ended June 30, 2006 and 2005, respectively.

Calendar year to date, the Company's net cash provided by investing activities were ₱723 million this year, compared to ₱6,249 million last year, or a decrease of

₱5,526 million primarily due to lower investments and advances, from ₱4,048 last year to ₱1,875 million this year.

Financing Activities

The net cash used in financing activities for the period under review increased due to prepayment of Parent Company's long-term debt amounting to ₱4,008 million. As a result, net cash used increased by 1,274.5% for the 2nd quarter of 2006, from ₱294 million last year to ₱4,041 million this year. Principal repayments totaled ₱4,461 million for the 2nd quarter this year compared to ₱877 million last year. Year-on-year, total principal payments made this year totaled ₱5,210 million compared to last year's ₱1,064 million mainly due to as discussed above, prepayment of long-term loan amounting to ₱4,008 million.

Debt Financing

Consolidated interest-bearing loans and other borrowings - net of current portion, was ₱15,132 million as of June 30, 2006, compared to ₱23,100 million as of June 30, 2005. For the period under review, the payments of notes payable were the account of subsidiaries and the Parent Company has no outstanding balance of notes payable. The Company has no drawings from existing credit facilities during the period under review. Consolidated short-term debt as of the end of second quarter of 2006 amounts to ₱340 million, compared to ₱395 million as at the end of June 30, 2005.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

Year	Amount in Original Currency					Total Peso Equivalent
	U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	
	(in millions)					
2006	$7.29	¥ 505.73	€0.27	CHF 0.22	94.71	
2007	31.90	1,011.47	0.54	0.44	549.91	
2008	32.32	1,011.47	0.54	0.44	548.12	
2009	40.82	1,011.47	0.54	0.44	729.74	
2010 thereafter	68.02	1,011.47	0.54	0.44	1,457.39	
	$180.35	¥4,551.61	€2.42	CHF 1.96	3,380.21	
Equivalent Peso	₱9,578	₱2,098	₱163	₱84	₱3,380	₱15,303

Equity Financing

Upon the adoption of PAS 32, "Financial Instruments: Disclosure and Presentation", the Parent Company's preferred shares were reclassified as debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. In cases where a service application would require extension or new distribution facilities, the "Terms and

Conditions of Service" of the Parent Company, which was approved by the ERC, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Parent Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Parent Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities. As of June 30, 2006, there were 254 million preferred shares issued and outstanding in respect of which P2,547 million of capital had been paid to the Company.

(ii) Any event that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

a. Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

On November 12, 2004, the Parent Company signed an agreement with domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2005, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005. Consequently, the Parent Company is not in technical default as of April 30, 2006.

US SEC
File No 82-3237

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱ 0.30 per kWh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kWh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kWh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kWh increase reflecting higher generation and transmission charges and ₱0.0865 per kWh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On March 11, 2005, the Parent Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

US SEC
File No. 82-3237

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱ 9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. For the six months ended June 30, 2006, total provision was ₱3,031 million compared to ₱3,060 million for the six months ended June 30, 2005. As of July 30, 2006, the SC has not ruled on the Parent Company's petition.

c. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

d. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

US SEC
File No 02-3237

The final outcome of (d) and (e) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described.

2006 Capital Expenditure Requirements

Electric Capital Projects:	(in Million Pesos)
a. System Requirements	₱1,094
b. Customer Allocation	2,427
c. Miscellaneous Allocation	1,896
Total Electric Capital Projects	5,417
Non Electric Projects	92
Other Capitalized Items	371
Total Capex	**₱5,880**

To date, the Company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, and working capital.

The Parent Company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The Parent Company has an approved capital expenditure budget of ₱5,880 million for the year 2006. Due to financial constraints brought about by the refund issue, the budgeted amount could be trimmed down further to ₱5 billion. The Parent Company has to prioritize its projects to only those deemed urgent in 2006 project line up. Funding of capital expenditures will be sourced substantially from internally

generated cash flow, and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,880 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, to give priority to correction of normal deficiencies in the system, to stretch loading limits of our facilities and to initiate practical and cost-effective projects to correct system deficiencies.

(v) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

a. Unbundling Rate Case Filed with the Supreme Court

- (Refer to previous discussion in Section (ii)b)

b. Performance-Based Regulation

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 36(b)].

ERC released last January 10, 2005 the DWRG, which was approved last December 20, 2004. Private distribution utilities are given the choice of when to enter, but once in, must stay with the performance-based rates. Last January 14, 2005, the Parent Company wrote ERC of its intention to join the first entrants into PBR. Under the DWRG, the Parent Company will make a rate filing by August 31, 2006 and after a period of public hearings and regulatory evaluation, will be under PBR by July 2007.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations.

As a result of (ii)b and (v)a above, the Parent Company provided for probable losses amounting to ₱9,824 million in 2004, ₱5,901 million in 2005, and ₱3,031 million for the six months ended June 30, 2006 in its statements of operations.

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File No. 82-3237

(vii) **The causes for any material changes from period to period in one or more line items of the registrant's financial statements.**

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

	As of June 30		
	2006	2005	%Change
Utility plant and others	₱94,770	₱94,119	0.7
Construction in progress	2,096	4,525	(53.7)
Investments in associates & joint venture	1,382	1,288	7.3
Investment properties –net	3,212	1,193	169.2
Deferred pass-through fuel costs	7,860	11,530	(31.8)
Other noncurrent assets	10,519	11,545	(8.9)
Total	119,839	124,200	(3.5)

ξ *Consolidated utility plant and others* at revalued amounts increased from ₱94,119 million to ₱94,770 million or a mere 0.7% due to additional projects completed during the period under review and the transition adjustments brought about by PAS 16 "Property, Plant and Equipment". Transfers from construction in progress during the period under review was ₱3,802 million compared to ₱4,730 million for the same period of last year.

ξ Due to the limited resources, covenant on capital expenditures, and the ongoing customers' refund of the Parent Company, *Construction in progress* decreased by 53.7% from ₱4,525 million as of June 30, 2005 to ₱2,096 million as at June 30, 2006. Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of sub-transmission and distribution facilities.

ξ *Investments in associates and joint venture* increased from ₱1,288 million in as of June 30, 2005 to ₱1,382 million as of June 30, 2006 due mainly to due to transition adjustments.

ξ *Investment properties - net* include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. The carrying value of said properties amounting to ₱3,898 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell Land Corp. Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties. Investment properties grew by 169.2% to ₱3,212 million as of June 30, 2006 from ₱1,193 million due mainly to the construction and development costs incurred for "The Power Plant" and condominium units.

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File No. 82-3237

- *Deferred pass-through fuel costs* decreased from ₱11,530 million as of June 30, 2005 to ₱7,860 million as of June 30, 2006, or 31.8% decreased due to the settlement agreements signed between First Gas and Gas Sellers which would take effect upon satisfaction of certain conditions among others, securing the Parent Company' consent. Under the terms of the settlement agreements, the total claim of US$231million was reduced to $148 million effective October 1, 2005. As a result of the settlement agreement, the liability arising from deferred pass through fuel costs has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has been classified as a current liability.

- *Other non-current assets* decreased from ₱11,545 million in June 30, 2005 to ₱10,519 million in June 30, 2006 or 8.9% decline, mainly due to decreases in Deferred Foreign Exchange Adjustments, from ₱4,773 million in June 30, 2005 to ₱2,074 million in June 30, 2006, and Deferred Purchased Power Adjustment - noncurrent, from ₱5,480 million in June 30, 2005 to ₱3,447 million as of June 30, 2006, among others.

Current Assets

	As of June 30		
	2006	2005	%Change
Cash and cash equivalents	₱9,160	₱7,576	20.9
Trade & other receivables	32,227	31,897	1.0
Inventories – at net realizable value	1,230	1,183	4.0
Other current assets	2,283	942	142.4
Total	44,900	41,598	7.9

- *Cash and Cash Equivalents* increased, from ₱7,576 million as of June 30, 2005 to ₱9,160 million in June 30, 2006 or 20.9% and is attributable to the decreased amortization of loans brought about by refinancing and the improved collection of receivables, among others. Average collection period for the six months ended June 30, 2006 was 24 days compared to last year's 21 days.

- *Trade Receivables – net (Parent Company)* also increased, from ₱25,734 million in June 30, 2005 to ₱27,655 million in June 30, 2006, or 7.5% increase, due primarily to 7.8% increase in revenues brought about by increases in volume sales and purchased power cost. On the other hand, *Trade Receivables – Subsidiaries* decreased by 20.1% due to lower revenues. *Allowance for Doubtful Accounts* declined by 61.3% from ₱1,416 million in June 30, 2005 compared to only ₱548 million as of June 30, 2006.

- *Inventories – at net realizable value* slightly increased by 4.0% to ₱1,230 million as of June 30, 2006, mainly due to slow down in capital expenditures brought about by cash flow constraints.

- Creditable withholding taxes, tax certificates, advance payments to suppliers and others comprises the account "*Other Current Assets*". The 142.4% increase from

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₱942 million in June 30, 2005 to ₱2,283 million as of June 30, 2006, is attributable to the ₱1,196 million increase in prepaid withholding tax for the period under review.

Stockholders' Equity

- *Preferred Stock.* The Parent Company adopted PAS 32 "Financial Instruments: Disclosure and Presentation" in 2005 wherein preferred shares were reclassified to debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. Breakdown of preferred stock reclassified to debt follows:

	2006	2005
Non-current portion	₱1,875	₱1,867
Current portion	672	678
Total	₱2,547	₱2,545

- *Common Stock* has no major movement for the period under review. During the ESOP 12th Offering, 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Employee Stock Ownership Plan (Plan). The grant date is December 31, 2003 and vesting date is February 28, 2007.

- *Unrealized fair value gains on available-for-sale investments* pertain to the unrealized fair value gains on the Company's investments in shares of stocks and country club shares.

- *Appraisal increase in utility plant and others* slightly decreased from ₱20,693 million as of June 30, 2005 to ₱20,742 million as of June 30, 2006 mainly due to the transfer of depreciation on appraisal increase to unappropriated retained earnings amounting to ₱228 million.

- The Company incurred a net loss in 2005 (as restated, attributable to equity holders of the Parent Company) amounting to ₱350 million as a result of the transition adjustments in compliance with the adoption of PFRS, the Company's consolidated *Unappropriated retained earnings (deficit)* for the year 2005 was ₱430 million. Year-on-year, the unapproriated retained earnings (deficit) as of June 30, 2006 was ₱1,380 million compared to (₱160) deficit as of June 30, 2005.

Noncurrent Liabilities

- Interest-bearing loans and other borrowings – net of current portion decreased to ₱15,132 million as of June 30, 2006 from ₱23,100 million as of June 30, 2005, due to prepayment of Parent Company's long-term debt amounting to ₱4,008 million.

- *Customers' Deposits* (net of current portion) of the Parent Company as of June 30, 2006 was ₱19,005 million, 9.5% higher compared to the June 30, 2005 amount of ₱17,356 million. Increased number of customers attributed to the increment, from 4,265,655 as of June 30, 2005 to 4,346,531 as of June 30, 2006.

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File No. 82-3237

	2006	2005	% Change
	(in million pesos)		
Meter and bill deposits	₱12,009	₱10,976	9.4
Interests on meter and bill deposits	6,996	6,380	9.7
Total	19,005	17,356	9.5

ξ Summary of account *"Provisions"* is accounted for as follows:

	2006	2005	% Change
	(in million pesos)		
Provision for probable losses, beginning	15,725	9,824	60.1
Provisions during the year	3,031	3,060	(0.9)
Provision for various tax assessments & claims	1,374	489	181.0
T o t a l	20,130	13,373	50.5

The Parent Company provided for probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004 and the tax effect thereof amounting ₱2,065 million in 2005 and ₱3,144 million in 2004 and are presented as part of income tax benefit account. For the six months ended June 30, 2006, the Parent Company provided for probable losses amounting to ₱3,031 million compared to ₱3,060 million as of June 30, 2005. Such amount represents management's best estimate of probable loss in the event of a final and executory adverse decision on the unbundling case. As of July 30, 2006, the SC has not ruled on the Parent Company's petition.

ξ Customers refund- net of current portion represents the balance of the customers refund due more than one year. As of June 31, 2006 this amounted to ₱12,407 million, lower than the June 30, 2005 balance of ₱13,771 million due to the full implementation of Phases I – III and partly on Phase IV, and transfer of the amounts due within one year to the current portion.

ξ Deferred income tax liabilities decreased by ₱4,024 million, from ₱6,818 million as of June 30, 2005 to ₱2,794 million as of June 30,2006 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the CA decision on unbundling tariff increase.

ξ Liability arising from deferred pass-through fuel costs decreased from ₱10,320 million as of June 30, 2005 to ₱4,122 million as of March 31, 2006 or 60.1% decline as a result of the settlement agreement signed on March 22, 2006 between First Gas and the Gas Sellers. Under the terms of the settlement agreements, the total claim of US$231 million was reduced to US$148 million effective October 1, 2005, less a recognized credit on January 31, 2006 amounting to US$13 million.

- ξ Estimated liability for project development – noncurent, a liability account of Rockwell Land Corporation (a subsidiary) amounting to ₱3,091 million, refers to the liability related to the construction of the Manansala and Joya condominium projects.

- ξ Other Noncurrent Liabilities amounted to ₱1,244 million as of June 30, 2006 compared to ₱2,280 million as of June 30, 2005 or a decrease of ₱1,036million due mainly to the decrease in deferred pass-through fuel costs as a result of the settlement agreements wherein the interest cost recognized by the Parent Company as of December 31, 2005 had been reduced to ₱883 million because of the reduction in the liability.

Current Liabilities

- ξ For the years ended December 31, 2005, 2004, and for the six months ended June 30, 2006, the Parent Company had no outstanding short-term loans. *Consolidated notes payable* balance amounting to ₱340 million as of June 30, 2006 pertains to notes payable of subsidiaries.

- ξ *Trade and other payables* increased from ₱28,420 million as of June 30, 2005 to ₱40,294 million as of June 30, 2006, or 41.8% increase. This was due mainly to the increase in accrued expenses, from ₱10,243 million in June 30, 2005 to ₱17,219 million in June 30, 2006 brought about by pension provision, from ₱3,917 million as of June 30, 2005 to ₱10,209 million as of June 30, 2006.

- ξ *Customers' refund – current* pertains to the ongoing Phase IV refund. As of June 30, 2006, this amounted to ₱2,835 million compared to ₱4,701 million as of June 30, 2005 or a decrease of 39.7%. As of June 30, 2006, actual refunds processed for Phase IV was 24% of total amount or 6% of total services.

- ξ *Interest bearing loans and other borrowings - current portion* amounted to ₱2,793 million as of June 30, 2006 or a decrease of 5.5% from ₱2,646 million as of June 30, 2005 due to payments of certain portion of long-term debt during the period under review.

- ξ *Income tax payable* on a consolidated basis, slightly increased from ₱1,418 million as of June 30, 2005 to ₱1,435 million as of June 30, 2006. The Parent Company reported a higher taxable income for the six months ended June 30, 2006 due to higher non-deductible expenses such as provision for probable losses and provision for retirement expense.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

a. Seasonality

The following table sets forth the Company's quarterly sales in gWh.

US SEC
File No. 82-3237

	2006	2005	2004
		(in gWh)	
Quarterly Sales			
First Quarter	5,824	5,588	5,589
Second Quarter	6,500	6,529	6,437
Third Quarter		6,460	6,392
Fourth Quarter	____	6,229	6,242
Totals	12,324	24,806	24,660

The Parent Company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Parent Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Parent Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Parent Company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) Interim Periods

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

US SEC
File No. 82-3237

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to May 2003 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to contend itself with the reenacted budgeted capital expenditures for the year 2006 to approximately ₱5.88 billion.

As of June 30, 2006, out of the 5.1 million refunds for residential and general service customers, the Parent Company had already processed 4.44 million refunds for customers with active and terminated contracts (Phases I, II and III) with an equivalent amount of ₱10.55 billion. In November 2005, the Parent Company started sending refund notices to commercial and industrial customers covered by Phase IV to inform them of their refund amount, refund options, and requirements to claim the refund. As of June 30, 2006, the refund claims of 4,556 (around 6% of total qualified) customers had been processed, with an equivalent refund amount of ₱2.4 billion.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances	=	None
Repurchases	=	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

(Please see "Notes to Financial Statements" No. 20 Interest-Bearing Loans and Other Borrowings)

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. Local Tax Adjustments

A recent rate-related filing of the Parent Company was the Application for a Local Tax Adjustment Clause, dated December 16, 2004. Under the Local Government Code, local government units started to implement new local taxes and fees aside from the local franchise tax. The Parent Company is therefore seeking to recover such costs through the adoption of a recovery mechanism for local taxes. As of this date, the ERC has not yet ruled on the Parent Company's petition.

2. System Loss Guidelines for Distribution Utilities

Another rule promulgated by the ERC in 2004 was the System Loss Guidelines for Distribution Utilities which took effect November 2004. The Guidelines segregate system losses of distribution utilities into three categories: technical, non-technical and administrative losses. Separate caps will then be established by the Commission for the segregated losses.

The ERC has directed distribution utilities to submit their applications on their proposed system loss caps and other data requirements on or before October 31, 2006.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

a. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings.

b. Unbundling Rate Case Filed with the SC

(See Note No. 33 of the Notes to Financial Statements)

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the six months ended June 30, 2006, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "Distribution Rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3 billion, which greatly affect the Company's financials.

US SEC
File No. 82-3237

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the cost method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method.

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of June 30, 2006, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

Financial Highlights:	Current Yr. YTD Jun '06	Previous Yr. YTD Jun'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 67	₱ 44	52
Gross Profit	44	29	52
Net Income	19	12	58
Total Assets	275	201	37
Total Liabilities	116	78	49
Total Stockholders' Equity	159	123	29

On a year-to-date basis, eMVI has accumulated net income of ₱19 million as of June 30, 2006, which is 58% higher than the net income of ₱12 million as of June 30, 2005.

Gross revenues also increased by 52% due mainly to Fiber Optics project and higher demand on other related services (e.g. ethernet, coloc, leased lines, etc).

The increase in Total Assets pertains to equipment acquired for operational purposes and the increase in cash due to increase in revenue.

The increase in liabilities resulted from the increase in Accounts Payable and Accrued Expenses.

The increase in net income is main reason behind the increase in Stockholders' Equity amounting to ₱7 million.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Jun'06	Previous Yr. YTD Jun'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 520	₱ 481	8
Gross Profit	70	71	(1)
Net Income (Loss)	9	(6)	150
Total Assets	931	950	(2)
Total Liabilities	660	735	(10)
Total Stockholders' Equity	271	215	26

The 8% increase in revenues was attributed to the improved demand in the following business lines such as engineering projects, telecommunications and water lines.

Year-on-year gross profit slightly decreased as a result of higher cost of contracts from ₱410 million last year compared to ₱451 million this year.

Total Assets slightly increased on account of increase in receivables.

The decrease in liabilities resulted from the decrease in accounts payable and notes payable.

Stockholders' Equity increased by 26% due to income achieved during the period under review.

Rockwell Land Corporation is a joint venture among Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD	Previous Yr. YTD	Percent

US SEC
File No. 82-3237

	Jun'06	Jun'05	Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱1,533	₱1,176	30
Gross Profit	603	597	1
Net Income	180	136	32
Total Assets	12,024	12,676	(5)
Total Liabilities	5,578	6,492	(14)
Total Stockholders' Equity	6,447	6,184	4

For the six months ended June 30, 2006, "Joya Lofts and Tower" sales was still the highest revenue source, accounting for 77% of its Total Revenues, followed by Retail Operation at 16%, and Cinema at 5%. As of June 30, 2006, number of units sold for "Manansala Towers" was 602 out of 618, while "Joya Lofts and Tower", 854 units out of 946.

The improvement in gross profit and net income could be attributed to improved revenues and lower operating expenses respectively.

Total Assets slightly decreased by 5% due mainly to improved collection of receivables, and lower development cost.

Total Liabilities amounted to ₱5,578 million as of June 30, 2006 or a slight decrease of 14% from ₱6,492 million due to payments of certain portion of loans.

As a result of the 30% increase in net income for the six months ended June 30, 2006, Stockholders' Equity slightly increased by a mere 4%.

Corporate Information Solutions, Inc. (CIS) carries three separate business lines, namely: Solutions Center Services, Data Center Services and Collection Services more popularly known as "Bayad Center." In the fourth quarter of 2005, CIS sold its two business lines – solutions center and data center – to Soluziona Philippines, a Meralco affiliate, providing total service in business transformation and information technology. Currently, CIS' business line has been confined to its payment collection service known as the "Bayad Center."

Financial Highlights:	Current Yr. YTD Jun'06	Previous Yr. YTD Jun'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 137	₱199	(31)
Gross Profit	59	90	(34)
Net Income	32	57	(44)
Total Assets	346	260	33
Total Liabilities	695	747	(7)
Total Capital Deficiency	(349)	(487)	(28)

Revenues decreased to ₱137 million as of June 30, 2006 from ₱199 million as of June 30, 2005 mainly because its revenues pertain only to the Bayad Center segment, after its core businesses (SC & DC) were sold to Soluziona Phils. in 2005.

As a result of lower revenues, gross profit also declined by 34%, from ₱90 million last year to ₱59 million for the period under review.

Year-on-year, decreases in liabilities include the following accounts: Accounts Payable, and other current liabilities.

Stockholders' Equity slightly improved slightly by negative 28% compared to last quarter figure.

First Private Power Corporation was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

Financial Highlights:	Current Yr. YTD June'06	Previous Yr. YTD June'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱1,343	₱1,415	(5)
Operating Income	861	941	(9)
Net Income	538	561	(4)
Total Assets	5,247	4,596	14
Total Liabilities	1,590	1,815	(12)
Total Stockholders' Equity	3,567	2,781	28

FPPC's gross revenues slightly decreased by 5% due mainly to lower demand for the period under review.

Due to slight increase in operating expenses for the first two quarters of 2006, operating income declined by 9%, from ₱941 million for the first six months of 2005 to ₱861 million this year.

Total assets increased by a minimal 14% due to increase in property plant and equipment, and other asset.

Total liabilities also decreased by 12% mainly due to decrease in long-term liabilities – noncurrent and current portion.

Stockholders' Equity increased due mainly to lower cumulative translation adjustment booked for the six months period this year.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY

1. AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE

As of June 30, 2006

(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	14,333	12,659	362	154	1,158
Government	525	277	48	35	165
General Power					
Private	10,258	9,227	168	63	800
Government	2,556	1,789	264	115	388
Flat / Streetlights					
Private	56	22	3	2	29
Government	434	186	48	19	181
Sub-total					
Private	24,647	21,908	533	219	1,987
Government	3,515	2,252	360	169	734
Others (Subsidiaries)	3,768	3,422	42	34	270
Gross Trade Receivables	31,930	27,582	935	422	2,991
Less: Allow. for Doubtful Accounts	548				548
Net Trade Receivables	31,382	27,582	935	422	2,443
b) Non-Trade Receivables					
Notes Receivable	41	0	0	0	41
Others	0	0	0	0	0
Total Non-Trade	41	0	0	0	41
NET RECEIVABLES (a+b)	**31,423**	**27,582**	**935**	**422**	**2,484**

US SEC
File No. 82-3237

2. Accounts Receivable Description

Type of Receivable

Trade Receivables

a)	Regular General Service	Mostly residential customers	24 days
b)	General Power	Combination of commercial and industrial customers	24 days
c)	Flat / Streetlights	Mostly streetlights and hospitals	24 days
d)	Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30.days**

"sec june 2006 md&a second quarter 2006"/ my doc c

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended June 30, 2006 and 2005

Parent Company Financial Statements
For the Six Months Ended June 30, 2006 and 2005

Consolidated Financial Statements
For the Six Months Ended June 30, 2006, 2005 and
For the Year Ended December 31, 2005

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Co.	Consolidated	Consolidated
	Jun 2006	Jun 2006	& Audited Dec 2005
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 9, 10 and 20)	₱90,334	₱94,770	₱89,438
Construction in progress (Note 10)	2,096	2,096	3,799
Investments in associates & joint venture (Note 11)	966	1,382	1,730
Investment properties – net (Notes 12 and 20)	840	3,212	4,739
Deferred pass-through fuel costs (Notes 13 & 26)	7,860	7,860	7,857
Other noncurrent assets (Notes 13, 31 and 34)	9,737	10,519	8,920
Total Noncurrent Assets	111,833	119,839	116,483
Current Assets			
Cash and cash equivalents (Note 14 & 31)	8,403	9,160	14,081
Trade & other receivables - net (Notes 13, 15, 26 and 31)	28,441	32,227	30,883
Inventories- at net realizable value (Note 16)	1,198	1,230	1,230
Land and development costs (Note 8)	0	0	347
Other current assets (Notes 17 and 32)	1,589	2,283	1,312
Total Current Assets	39,631	44,900	47,853
TOTAL ASSETS	₱151,464	₱164,739	₱164,336
STOCKHOLDERS' EQUITY AND LIABILITIES			
Equity Attributable to Equity Holders of the Parent			
Common stock (Note 18)	₱9,986	₱9,985	₱9,985
Capital in excess of par value	2,918	2,918	2,918
Employee share-based payment plan (Note 19)	79	79	56
Unrealized fair value gains on available-for-sale investments (Notes 4 & 13)	37	0	26
Appraisal increase in utility plant and others (Notes 9 and 18)	20,742	20,742	21,123
Share in revaluation increment of an associate (Notes 11 and 18)	0	791	636
Share in cumulative translation adjustment of an associate (Note 11)	0	27	1
Unappropriated retained earnings (deficit) (Notes 4, and 18)	(918)	1,380	430
Appropriated retained earnings (Note 18)	200	200	200
	33,044	36,122	35,375
Minority Interest	0	2,996	3,086
Stockholders' Equity	33,044	39,118	38,461

(Forward)

US SEC
File No. 82-3237

	Parent Co.	Consolidated	Consolidated & Audited
	Jun 2006	Jun 2006	Dec 2005
		(Amounts in Millions)	
Noncurrent Liabilities			
Interest-bearing loans & other borrowings – net of current portion (Notes 9,20,31 and 36)	14,207	15,132	19,239
Customers' deposits – net of current portion (Notes 21, 25, and 31)	19,005	19,005	18,173
Provisions (Notes 2,22,28 and 33)	20,130	20,130	16,997
Customers' refund-net of current portion (Notes 2©, 4, 23 and 31)	12,407	12,407	11,736
Deferred income tax liabilities (Note 32)	2,793	2,793	4,388
Liability arising from deferred pass-through fuel costs– net of current portion (Notes 13 & 26)	4,122	4,122	4,121
Estimated liability for project development –net of current portion	–	3,091	1,515
Deferred gross profit	0	0	798
Other noncurrent liabilities (Notes 13 and 25)	423	1,244	733
Total Noncurrent Liabilities	73,087	77,924	77,700
Current Liabilities			
Notes payable (Note 16)	0	340	384
Trade and other payables (Notes 13, 20, 21, 25, 26, 29 and 31)	38,298	40,294	39,518
Customers' refund–current portion (Notes 2c, 4, 23 and 31)	2,835	2,835	3,787
Interest bearing loans & other borrowings– current portion (Notes 9, 20, 30, 31 & 36)	2,793	2,793	3,030
Estimated liability for project development – current portion	-	-	1,218
Income tax payable	1,407	1,435	238
Total Current Liabilities	45,333	47,697	48,175
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱151,464	₱164,739	₱164,336

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	3 Months Ended Jun 30		3-Months Ended Jun 30	
	2006	2005	**2006**	2005
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)				
Sale of electricity	**₱47,855**	₱46,495	**₱47,855**	₱46,495
Sale of real estate	-	-	**785**	661
Sale of services	-	-	**204**	196
Others	**37**	120	**37**	121
	47,892	46,615	**48,881**	47,473
EXPENSES (INCOME)				
Purchased power (Notes 20 and 27)	**39,438**	38,072	**39,438**	38,072
Operations and maintenance (Notes 20, 22 and 24)	**2,434**	2,148	**2,474**	2,220
Provision for probable losses	**1,605**	1,649	**1,605**	1,649
Depreciation and amortization (Notes 9 and 22)	**1,095**	857	**1,140**	908
Interest & other financial charges - net	**1,144**	996	**1,180**	1,477
CERA II revenues	**(654)**	(481)	**(654)**	(481)
Foreign exchange losses - net	**654**	481	**654**	481
Interest and other financial income	**(208)**	(112)	**(244)**	(423)
Present value impact on customers' refund	**504**	431	**504**	324
Prov'n. for probable losses on disallowed receivables	**55**	58	**55**	58
Taxes other than income tax (Note 23)	**159**	65	**161**	68
Equity in net earnings of associates & joint venture	**0**	0	**(183)**	40
Cost of contracts and services (Note 22)	–	–	**200**	191
Cost of real estate	–	–	**475**	336
	46,226	44,164	**46,805**	44,920
INCOME (LOSS) BEFORE INCOME TAX	**1,666**	2,451	**2,076**	2,553
PROVISION FOR INCOME TAX	**551**	831	**635**	875
NET INCOME (Note 28)	**₱1,115**	₱1,620	**₱1,441**	₱1,678
Attributable to:				
Equity holders of the parent (Note 35)			**₱1,504**	₱1,735
Minority interests			**(63)**	(57)
			P1,441	P1,678
Earnings Per Share (Note 35)	**₱1.03**	₱1.46	**₱1.49**	₱1..72

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	6- Months Ended Jun 30		6-Months Ended Jun 30	
	2006	2005	2006	2005
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)				
Sale of electricity	₱89,370	₱82,881	₱89,370	₱82,881
Sale of real estate	-	-	1,533	1,177
Sale of services	-	-	419	395
Others	136	183	136	183
	89,506	83,064	91,458	84,636
EXPENSES (INCOME)				
Purchased power (Notes 20 and 27)	76,275	71,644	76,275	71,644
Operations and maintenance (Notes 20, 22 and 24)	4,781	3,960	4,859	4,082
Provision for probable losses	3,031	3,060	3,031	3,060
Depreciation and amortization (Notes 9 and 22)	2,157	1,993	2,249	2,097
Interest & other financial charges - net	2,222	2,043	2,284	2,445
CERA II revenues	(1,003)	(827)	(1,002)	(827)
Foreign exchange losses - net	1,003	827	1,002	827
Interest and other financial income	(510)	(200)	(521)	(510)
Present value impact on customers' refund	756	863	756	756
Prov'n. for probable losses on disallowed receivables	110	119	110	119
Taxes other than income tax (Note 23)	231	148	236	153
Equity in net earnings of associates & joint venture	0	0	(224)	222
Cost of contracts and services (Note 22)	–	–	427	386
Cost of real estate	–	–	930	579
	89,053	83,630	90,412	85,033
INCOME(LOSS) BEFORE INCOME TAX	453	(566)	1,046	(397)
PROVISION FOR (BENEFIT FROM) INCOME TAX	86	(17)	220	(88)
NET INCOME (LOSS) (Note 28)	₱367	(₱583)	₱826	(₱485)
Attributable to:				
Equity holders of the parent (Note 35)			₱930	(₱583)
Minority interests			(104)	(98)
			P826	(P485)
Loss Per Share (Note 35)	₱0.741	-₱2.183	₱0.922	(₱0.578)

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Attributable to Equity Holders of the Parent											
	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total	Minority Interest	Total Stockholders' Equity
	(Amounts in Millions)											
At December 31, 2005, as previously reported	₱9,985	₱2,918	₱56	₱26	₱21,123	₱636	₱1	₱430	₱200	₱35,375	₱3,086	₱38,461
Effect of adoption of IFRS (Note 4)	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2005, as restated	9,985	2,918	56	26	21,123	636	1	430	200	35,375	3,086	38,461
Effect of adoption of PAS 32 and 39 (Note 4)	-	-	-	-	-	-	-	2	-	2	(194)	(192)
At January 1, 2006, as restated	9,985	2,918	56	26	21,123	636	1	432	200	35,377	2,892	38,269
Depreciation on appraisal increase transferred to unappropriated retained earnings	-	-	-	-	(228)	-	-	228	-	-	-	-
Additions in share in revaluation increment of associate	-	-	-	-	-	155	-	(155)	-	-	-	-
Revaluation increment of disposed utility plant & other	-	-	-	-	(153)	-	-	153	-	-	-	-
Translation adjustment during the year	-	-	-	-	-	-	26	-	-	26	-	26
Unrealized fair value loss on available-for-sale investments	-	-	-	(26)	-	-	-	-	-	(26)	-	(26)
Total income and expense for the year recognized directly in equity	-	-	-	(26)	(381)	155	26	226	-	-	-	-
Net Income(Loss)	-	-	-	-	-	-	-	722	-	722	104	826
Total income and expense for the year	-	-	-	(26)	(381)	155	26	948	-	722	104	826
Share-based payment	-	-	23	-	-	-	-	-	-	23	-	23
Cancelled subscriptions	-	-	-	-	-	-	-	-	-	-	-	-
At June 30, 2006	₱9,985	₱2,918	₱79	₱-	₱20,742	₱791	₱27	₱1,380	₱200	₱36,122	₱2,996	₱39,118

See accompanying Notes to Consolidated Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Attributable to Equity Holders of the Parent											
	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total	Minority Interest	Total Stockholders' Equity
	(Amounts in Millions)											
At January 31, 2005, as previously reported	₱9,989	₱2,918	₱29	₱31	₱21,142	₱811	(₱25)	₱95	₱200	₱35,190	₱2,943	₱38,133
Effect of adoption of IFRS (Note 4)	–	–	–	–	–	–	–	–	–	–	–	–
At January 31, 2005, as restated	9,989	2,918	29	31	21,142	811	(25)	95	200	35,190	2,943	38,133
Effect of adoption of PAS 32 and 39 (Note 4)	–	35	–	(3)	(143)	(155)	20	22	–	(224)	(241)	(465)
At January 1, 2005, as restated	9,989	2,953	29	28	20,999	656	(5)	117	200	34,966	2,702	37,668
Depreciation on appraisal increase transferred to unappropriated retained earnings	–	–	–	–	(306)	–	–	306	–	–	–	–
Additions in share in revaluation increment of associate	–	–	–	–	–		–	–	–	–	–	–
Revaluation increment of disposed utility plant & other	–	–	–	–		–	–		–	–	–	–
Translation adjustment during the year	–	–	–	–	–	–	–	–	–	–	–	–
Unrealized fair value loss on available-for-sale investments	–	–	–	–	–	–	–	–	–	–	–	–
Total income and expense for the year recognized directly in equity	–	–	–	–	(306)	–	–	306	–	–	–	–
Net Income(Loss)	–	–	–	–	–	–	–	(583)	–	(583)	98	(485)
Total income and expense for the year	–	–	–	–	(306)		–	(277)	–	(583)	98	(485)
Share-based payment	–	–	–	–	–	–	–	–	–	–	–	–
Cancelled subscriptions	–	–	–	–	–	–	–	–	–	–	–	–
At June 30, 2005	₱9,989	₱2,953	₱29	₱28	₱20,693	₱656	(₱5)	(₱160)	₱200	₱34,383	₱2,800	₱37,183

See accompanying Notes to Consolidated Financial Statements.

US SEC File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in Millions)	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total Stockholders' Equity
At December 31, 2005, as previously reported	₱9,985	₱2,918	₱56	₱37	₱20,968	₱-	₱-	(₱1,511)	₱200	₱32,653
Effect of adoption of IFRS (Note 4)	-	-	-	-	2	-	-	(1)	-	1
At December 31, 2005, as restated	9,985	2,918	56	37	20,970	-	-	(1,512)	200	32,654
Effect of adoption of PAS 32 and 39 (Note 4)	-	-	-	-	-	-	-	-	-	
At January 1, 2006, as restated	9,985	2,918	56	37	20,970	-	-	(1,512)	200	32,654
Depreciation on appraisal increase transferred to unappropriated retained earnings	-	-	-	-	(228)	-	-	228	-	-
Additions in share in revaluation increment of associate	-	-	-	-	-	-	-		-	-
Revaluation increment of disposed utility plant & other	-	-	-	-	-	-	-	-	-	-
Translation adjustment during the period	-	-	-	-	-	-	-	-	-	-
Unrealized fair value loss on available-for-sale investments	-	-	23		-	-	-	-	-	23
Total income and expense for the year recognized directly in equity	-	-	23	-	(228)	-	-	228	-	23
Net loss	-	-	-	-	-	-	-	367	-	367
Total income and expense for the year.	-	-	23	-	(228)	-	-	595	-	390
Share-based payment	-	-	-	-	-	-	-	-	-	-
Cancelled subscriptions	-	-	-	-	-	-	-	-	-	-
At June 30, 2006	₱9,985	₱2,918	₱79	₱37	₱20,742	₱-	₱-	(₱917)	₱200	₱33,044

See accompanying Notes to Consolidated Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in Millions)	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total Stockholders' Equity
At January 1, 2005, as previously reported										
Effect of adoption of IFRS (Note 4)	₱9,989	₱2,918	₱29	₱37	₱20,983	₱-	₱-	(₱1,606)	₱200	₱32,550
At January 31, 2005, as restated	-	-	-	-	-	-	-	-	-	-
Effect of adoption of PAS 32 and 39 (Note 4)	9,989	2,918	29	37	20,983	-	-	(1,606)	200	32,550
At January 1, 2005, as restated	-	35	-	(9)	16	-	-	890		932
Depreciation on appraisal increase transferred to unappropriated retained earnings	9,989	2,953	29	28	20.999	-	-	(716)	200	33,482
Additions in share in revaluation increment of associate	-	-	-	-	(306)	-	-	306	-	-
Revaluation increment of disposed utility plant & other	-	-	-	-	-	-	-		-	-
Translation adjustment during the period	-	-	-	-	-	-	-	-	-	-
Unrealized fair value loss on available-for-sale investments	-	-	-	-	-	-	-	-	-	-
Total income and expense for the year recognized directly in equity	-	-	-		-	-	-	-	-	
Net loss	-	-		-	(306)	-	-	306	-	-
Total income and expense for the year	-	-	-	-	-	-	-	(583)	-	(583)
Share-based payment	-	-	-	-	(306)	-	-	(277)	-	(583)
Cancelled subscriptions	-	-	-	-	-	-	-	-	-	-
At June 30, 2005	-	-	-	-	-	-	-	-	-	-
	₱9,989	₱2,953	₱29	₱28	₱20,693	₱-	₱-	(₱993)	₱200	₱32,899

See accompanying Notes to Consolidated Financial Statements.

US SEC
File No. 82-3237

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended June 30			
	2006	2005	**2006**	2005
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**₱1,666**	₱2,451	**₱2,076**	₱2,553
Adjustments for:				
Provisions	**1,605**	1,649	**1,605**	1,649
Depreciation and amortization	**1,094**	857	**1,140**	908
Taxes other than income tax	**159**	65	**161**	68
Interest expense on loans and other financial charges	**823**	604	**327**	611
Present value impact on customers' refund	**504**	431	**504**	324
Interest expense on customers' deposits	**853**	866	**853**	866
Interest and dividend income	**(208)**	(112)	**(244)**	(423)
Disallowed recoveries – net	**55**	58	**55**	58
Equity in net earnings of associates & joint venture	**0**	0	**(183)**	40
Others	**(2,736)**	(4,689)	**(572)**	(188)
Operating income before working capital changes	**3,815**	2,180	**5,722**	6,466
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Trade and other receivables	**(1,719)**	(1,708)	**(1,210)**	(2,400)
Inventories	**(55)**	85	**(67)**	142
Other current assets	**(39)**	(10)	**(129)**	(35)
Increase(decrease) in:				
Trade and other payables	**2,273**	2,501	**2,421**	2,377
Other non-current liabilities	**954**	751	**(755)**	(950)
Customers' refund – non-current	**1,144**	(313)	**1,144**	(312)
Estimated liability for project development	**-**	-	**(940)**	612
Net cash generated from operations	**6,373**	3,486	**6,186**	5,900
Franchise tax paid	**(1,170)**	(1,255)	**(1,170)**	(1,255)
Interest paid	**(525)**	(602)	**(525)**	(602)
Income tax paid	**(272)**	0	**(272)**	0
Interest and dividend received	**208**	112	**244**	423
Cash flow from ordinary activities	**4,614**	1,741	**4,463**	4,466
Customers' refund paid	**(2)**	(40)	**(2)**	(40)
Net cash used in operating activities	**4,612**	1,701	**4,461**	4,426

(Forward)

	Parent Company		Consolidated	
	Three Months Ended June 30			
	2006	2005	2006	2005
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	(₱1,088)	(₱989)	(₱1,245)	(₱1,863)
Decrease (increase) in:				
Other receivables	69	(146)	(24)	(146)
Other noncurrent assets	(2,033)	(509)	(2,084)	(503)
Other current liabilities	(1,990)	385	(1,586)	421
Increase(decrease) in investments and advances	1	1,838	179	(68)
Increase(decrease) in other property and equipment	899	646	899	730
Net cash provided by investing activities	(4,142)	1,225	(3,861)	(1,429)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	-	-	(8)	(16)
Long-term debt	(4,455)	(676)	(4,461)	(877)
Increase in customers' deposits	476	538	476	539
Proceeds from issuance of and subscriptions to:				
Preferred stock	-	-	-	
Redemption of preferred stock	-	-		
Increase (decrease) in minority interest	–	–	(48)	60
Net cash provided by (used in) financing activities	(3,979)	(138)	(4,041)	(294)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,509)	2,788	(3,441)	2,703
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,912	4,329	12,601	4,873
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱8,403	₱7,117	9,160	₱7,576

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Six Months Ended June 30			
	2006	2005	**2006**	2005
		(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**₱453**	(₱566)	**₱1,046**	(₱397)
Adjustments for:				
Provisions	**3,031**	3,060	**3,031**	3,060
Depreciation and amortization	**2,157**	1,993	**2,249**	2,097
Taxes other than income tax	**231**	148	**236**	153
Interest expense on loans and other financial charges	**1,467**	1,299	**773**	837
Present value impact on customers' refund	**756**	863	**756**	756
Interest expense on customers' deposits	**1,511**	1,608	**1,511**	1,608
Interest and dividend income	**(510)**	(452)	**(521)**	(510)
Disallowed recoveries – net	**110**	119	**110**	119
Equity in net earnings of associates & joint venture	**0**	252	**(224)**	222
Others	**(3,812)**	(992)	**(3,008)**	(4,311)
Operating income before working capital changes	**5,394**	7,332	**5,959**	3,634
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Trade and other receivables	**710**	(793)	**(1,880)**	(5,849)
Inventories	**(82)**	(159)	**346**	(109)
Land and development costs	**0**	0	**0**	645
Other current assets	**(1,163)**	607	**(971)**	1,018
Increase(decrease) in:				
Trade and other payables	**3**	(2,818)	**(858)**	(2,804)
Other non-current liabilities	**2,290**	(549)	**(1,593)**	(9)
Estimated liability for project development	**-**	-	**1,576**	3,324
Net cash generated from operations	**7,152**	3,620	**2,579**	(150)
Franchise tax paid	**(3,512)**	(2,572)	**(3,512)**	(2,572)
Interest paid	**(990)**	(959)	**(990)**	(959)
Income tax paid	**(272)**	0	**(272)**	0
Interest and dividend received	**510**	452	**521**	510
Cash flow from ordinary activities	**2,888**	541	**(1,674)**	(3,171)
Customers' refund paid	**(8)**	(102)	**(8)**	(102)
Net cash used in operating activities	**2,880**	439	**(1,682)**	(3,273)

(Forward)

US SEC
File No. 82-3237

	Parent Company		Consolidated	
	Six Months Ended June 30			
	2006	2005	2006	2005
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱2,146)**	(₱2,036)	**(₱2,450)**	(₱3,030)
Decrease (increase) in:				
Other receivables	**150**	(19)	**536**	2,251
Other noncurrent assets	**(4,276)**	3,390	**(1,601)**	3,662
Other current liabilities	**275**	(53)	**660**	(780)
Increase(decrease) in investments and advances	**2**	572	**1,875**	4,048
Increase(decrease) in other property and equipment	**1,704**	556	**1,703**	98
Net cash provided by investing activities	**(4,291)**	2,410	**723**	6,249
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**-**	-	**(83)**	(47)
Long-term debt	**(4,740)**	(1,064)	**(5,210)**	(1,064)
Increase in customers' deposits	**832**	955	**832**	956
Proceeds from long-term debt			**589**	-
Increase (decrease) in minority interest	**–**	–	**(90)**	(163)
Net cash provided by (used in) financing activities	**(3,908)**	(109)	**(3,962)**	(318)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(5,319)**	2,740	**(4,921)**	2,658
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**13,722**	4,377	**14,081**	4,918
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱8,403**	₱7,117	**9,160**	₱7,576

See accompanying Notes to Financial Statements.

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering 25 cities and 86 municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City.

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors (BOD) on April 24, 2006.

b. Regulation and Franchise Renewal

Prior to the enactment in 2001 of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," [see Note 36(b)], the Parent Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidated the Parent Company's 50 franchises servicing 25 cities and 86 municipalities in Metro Manila and in six surrounding provinces.

2. Rate Cases

a. GRAM Case

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs or the Generation Rate Adjustment Mechanism (GRAM). The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed at the ERC for approval. The GRAM Implementing Rules did not require publication of, nor the conduct of public hearings on, filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kWh in accordance with the GRAM Implementing Rules.

The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the Supreme Court (SC) questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

No provisioning has been made in this case since the SC did not order the refund of the generation charge collections under the GRAM. In addition, generation costs for the period covered by the GRAM have all been confirmed for recovery from customers. If recovery is not allowed through the GRAM, it will be recovered through some other methods that the ERC may allow.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱0.30 per kWh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kWh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kWh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kWh increase reflecting higher generation and transmission charges and ₱ 0.0865 per kWh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

US SEC
File No. 82-3237

On March 11, 2005, the Parent Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of March 27, 2006, the SC has not ruled on the Parent Company's petition.

c. SC Decision on the ₱0.167 Refund

On January 28, 1994, the ERB granted the Parent Company a provisional rate relief of ₱0.184 per kWh in ERB Case No. 93-118. However, on February 16, 1998, the ERB rendered its decision disallowing income tax as an operating expense over the protestation of the Parent Company on the ground that this was not only the existing practice but also sanctioned by the ERB in other cases. The Parent Company appealed to the CA which reversed the decision of the ERB in the February 26, 1999 decision of the said appellate court. In February 2000, the oppositors to the rate relief elevated the case to the SC. In turn, the SC reversed the CA decision on November 15, 2002 and ordered the Parent Company to refund to its customers ₱0.167 per kWh starting with the Parent Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The Parent Company filed a Motion for Reconsideration but the SC denied it with finality on April 30, 2003. The loss arising from the SC decision amounted to ₱30,055 million, which represents the amount of refund to its customers of ₱0.167 per kWh for billing cycles from February 1994 to April 30, 2003.

US ...
File No. 82-323...

The ERC approved the release of the refund in four phases. The last phase, Phase IV, is ongoing.

In connection with the above refund, GMA Network, Inc. and RGMA Network, Inc. joined the NASECORE in requesting the ERC to compel the Parent Company to pay interest. But in an Order dated December 21, 2004, the ERC denied their motions on the grounds that: i) the SC's judgment on the refund did not provide for payment of interest; and that ii) it had long become final and executory and can no longer be altered or amended.

On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a Petition in the CA praying that the Parent Company be ordered to immediately refund the amounts due to them plus legal interest of 6% per annum from February 1994 to April 9, 2004 when the Decision of the SC became final and executory and 12% per annum from April 9, 2004 until fully paid. Citing jurisprudence on the matter, they argued that prior to April 9, 2004, there was no loan or forbearance of money to speak of yet and so the legal interest is fixed by law at 6% per annum. When the SC's Decision became final and executory, the rate of legal interest is raised to 12% per annum as the obligation is equivalent to a forbearance of credit. The Parent Company opposed the petition. GMA Network, Inc. and RGMA Network, Inc. filed their motion for reconsideration of the CA Resolution.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that the refund amounts do not earn interest.

d. Rate Increase Application dated October 10, 2003

On October 10, 2003, the Parent Company filed an application with the ERC seeking to adjust the Parent Company's rate by an average of ₱0.1358 per kWh based on (a) an independent appraisal of the Parent Company's 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Parent Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in the Parent Company-related charges of ₱0.12 per kWh, effective January 2004. On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, and the submission of respective memoranda by the parties thereafter, the SC on June 15, 2004 laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the IRR of RA No. 9136, particularly the publication and comment requirements. Both the ERC and the Parent Company seasonably filed their separate MRs of the June 15, 2004 decision of the SC.

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On April 27, 2005, the Parent Company filed with the ERC a motion to withdraw the ₱0.1358 per kWh rate application. While the ERC granted the Parent Company's motion to withdraw, it decided to pursue its MR at the SC. The Court, on August 9, 2005, denied with finality ERC's MR.

e. Rate Increase Application dated May 31, 2005

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱ 56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 36(b)].

As of July 31, 2006, hearing on the Petition is still ongoing with the continuation of the cross-examination of the Parent Company's final witness. Next hearing has been set for August 16 and 17, 2006.

3. Basis of Preparation

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines as set forth in Philippine Financial Reporting Standards (PFRSs). PFRSs include standards named PFRSs and Philippine Accounting Standards (PASs), including interpretations issued by the Philippine Accounting Standards Council. These are the first consolidated financial statements prepared in accordance with PFRSs.

The Parent Company and its subsidiaries (collectively referred to as "the Company") prepared its consolidated financial statements until December 31, 2004 in accordance with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing its consolidated financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to both years presented except for PAS 32 and 39. An explanation of how the transition to PFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The accompanying consolidated financial statements have been prepared on the historical cost basis, except for utility plant and others and investment properties which are carried at deemed costs (see Note 5), and except for derivative financial instruments and available-for-sale investments that are measured at fair value.

The consolidated financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRSs, and rounded to the nearest millions except when otherwise indicated.

4. Changes in Accounting Policies

The adoption of PFRS resulted in certain changes to the Company's previous accounting policies (referred to as "previous GAAP").

The changes in accounting policies resulted from adoption of the following new PASs and PFRSs which became effective for annual reporting period beginning January 1, 2005.:

PFRS 1, "First-time Adoption of Philipine Financial Reporting Standards";

PFRS 2, "Share-Based Payments";

PAS 2, "Inventories";

PAS 16, "Property, Plant and Equipment";

PAS 19, "Employee Benefits";

PAS 21, "The Effects of Changes in Foreign Exchange Rates";

PAS 32, "Financial Instruments: Disclosure and Presentation";

PAS 39, "Financial Instruments: Recognition and Measurement"; and

PAS 40, "Investment Property".

The comparative figures for the 2004 consolidated financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments, from January 1, 2005 and adopted the "deemed cost" approach for utility plant and others and investment properties.

Standards Not Yet Effective
The Company did not opt for the early adopt the following standards and amendments that have been approved but are not yet effective:

Amendments to PAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures – The revised disclosures from the amendments will be included in the Company's financial statements when the amendments are adopted in 2006.

PFRS 6, Exploration for and Evaluation of Mineral Resources – This standard does not apply to the activities of the Company.

PFRS 7, Financial Instruments - Disclosures – The revised disclosures on financial instruments provided by this standard will be included in the Company's financial statements when the standard is adopted in 2007.

Reconciliation of Net Loss Without PFRS Adjustments
As previously discussed, the Company adopted new PFRSs effective January 1, 2005. Had the Company prepared its 2005 consolidated financial statements in accordance with previous GAAP (excluding PFRSs

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effective January 1, 2005), the Company would have reported a net income of ₱479 million in 2005. A reconciliation of the net income (loss) is as follows:

	Amounts in Millions
Net loss under PFRS	(₱350)
Financial instruments	1,616
Employee benefits	(777)
Property, plant and equipment	(36)
Share-based payments	26
Net income under previous GAAP	₱479

5. **Summary of Significant Accounting Policies**

The principal accounting policies adopted in preparing the consolidated financial statements of the Company are as follows:

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31, 2005.

	Country of Incorporation	Principal Activities	Percentage of Ownership
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	100
Asian Center for Energy Management (ACEM)*	Philippines	Research & Development	100
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	97
Corporate Information Solutions, Inc. (CIS)	Philippines	Systems Development	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	51

** For dissolution*

The financial statements of the subsidiaries are prepared for the same reporting year as the Parent Company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognized in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date that such control ceases.

Investments in Associates

The Company's investments in associates (entities over which the Company has significant influence and are neither subsidiaries nor joint ventures) are accounted for under the equity method of accounting in the consolidated financial statements. They are carried in the consolidated balance sheets at cost plus post-

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acquisition changes in the Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting in the consolidated financial statements. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The financial statements of the joint venture are prepared for the same reporting year as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Company contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Company purchases assets from the joint venture, the Company does not recognize its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

Utility Plant and Others
Utility plant and others are stated at "deemed" cost (see Note 4), excluding the costs of day-to-day servicing less accumulated depreciation and any impairment loss. Such cost includes the cost of replacing part of such plant and equipment when that cost is incurred if the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful life of the assets. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

An item of utility plant and others is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations in the year the asset is derecognized.

Upon the disposal of an item of utility plant and others, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount.

The asset's residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial yearend.

When each major inspection is performed, its cost is recognized in the carrying amount of the utility plant and others as a replacement if the recognition criteria are satisfied.

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Construction in Progress
Construction in progress of sub-transmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Impairment of Assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash- generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of operations in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Investment Properties
Investment properties of the Parent Company are stated at "deemed" cost (see Note 4), including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties of Rockwell represent land, building, structures and improvements of the mall (the "Power Plant") and are stated at cost. These are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost

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is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the consolidated statement of operations in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale. These transfers are recorded using the carrying amount of the investment property at the date of the change in use.

Deferred Pass-through Fuel Costs

Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year. In 2005, such amount was reduced as a result of the resolution of the dispute described in Note 13.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and in banks and short term investments with an original maturity of three months or less.

Receivables

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Inventories

Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost and net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs incurred during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Land and Development Costs

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost and net realizable value less allowance for probable losses. Expenditures for development are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to complete and sell.

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Financial Assets (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Assets at Fair Value through Profit or Loss. Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term or upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the consolidated statements of operations.

Held-to-Maturity Investments. Non-derivative financial assets that are quoted in the market with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

Loans and Receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-Sale Financial Assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. Available-for-sale assets are carried at fair value in the consolidated balance sheets. Changes in the fair value of such assets are accounted for in stockholders' equity.

Derivative Financial Instruments
Derivative financial instruments (including bifurcated embedded derivatives) are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair

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value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the current year.

Impairment of Financial Assets (Effective January 1, 2005)
The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost. If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of operations, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost. If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-Sale Financial Assets. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of operations. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

De-recognition of Financial Assets and Liabilities (Effective January 1, 2005)
Financial Assets. A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is de-recognized when:

the rights to receive cash flows from the asset have expired;

the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

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the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial Liabilities. A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Interest-Bearing Loans and Other Borrowings

Long-term debt is initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net income or loss when the liabilities are de-recognized as well as through the amortization process.

Debt issuance costs are deferred and amortized using the effective interest method and are removed from the accounts when the loans are fully settled or restructured.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Pension and Other Post-Employment Benefits

The Company, except for MIESCOR, has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The Company also provides additional post-employment benefits upon retirement. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans. MIESCOR has a defined contribution retirement plan.

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The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and any actuarial gains not recognized reduced by past service cost and actuarial losses not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Share-Based Payment Transactions

The Parent Company has a stock purchase plan for its employees and retirees to purchase fixed number of shares of stock at a stated price. When the grants vest, the capital stock transactions are recorded at the fair value of the awards on grant date as described below. The terms of the plan include, among others, a three-year holding period of the purchased shares and cancellation of the purchase prior to full payment of the purchase price.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes Option Pricing Model. In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Parent Company's best estimate of the number of equity instruments that will ultimately vest. The consolidated statement of operations charge or credit for a period represents the movement in cumulative expense recognized for the relevant period.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding awards is reflected as additional share dilution in the computation of loss per share (see Note 35).

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Parent Company

Sale of electricity. Revenues are recognized upon supply of power to the customers.

The UFR on the rate unbundling released by the ERC on October 30, 2001 specified the following bill components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA I and II and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. National and Local Franchise

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Taxes and Universal Charges, which are billed and collected merely on behalf of the national and local government and the ERC, respectively, do not form part of the Parent Company's revenues.

On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The levels of the Generation Charge and the CERA were fixed by the ERC in the unbundling decision until such time that that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly filing by the utilities, resulting in a lag between the time the costs are incurred and when they may be recovered.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates (AGRA) by Distribution Utilities. The AGRA guidelines were amended in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kWh starting February 1, 2005 until January 2007.

The approval by the ERC of the second GRAM covering the period from November 2003 to January 2004 was opposed by NASECORE in a Petition filed before the SC. The SC ruled against the ERC and the Parent Company in a Decision dated February 2, 2006. The SC declared the approval of the second GRAM as invalid because the jurisdictional requirements under the Implementing Rules of EPIRA were not complied with and the GRAM Implementing Rules was not published by the ERC. The Parent Company and the ERC, through the Office of Solicitor General, filed last February 20, 2006, respective motions for reconsideration of the SC's February 2, 2006 Decision. The SC decision did not order the refund of what has been collected. Since generation cost is a pass-through cost that was already advanced by the Parent Company, its legal counsels opined that such cost could be recovered under another duly approved recovery mechanism, i.e., AGRA, with the ERC's consent.

With the enactment of RA No. 9337, the ERC issued on November 7, 2005 Resolution No. 20, Series of 2005 which prescribed the Guidelines for Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Power Industry. RA No. 9337 removes the 2% national franchise tax but imposes a VAT on generation, transmission, distribution, and supply of electricity. Similar to the local franchise tax, the VAT is a separate item in the customers' bills. The 10% VAT is imposed on electricity consumptions starting November 1, 2005. The VAT rate was increased to 12% beginning February 1, 2006.

Interest Income. Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends. Revenue is recognized when the Company's right to receive the payment is established.

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Rental Income. Rental income (shown as part of "Revenues - Others " account in the consolidated statements of operations) arising from investment properties and poles is accounted for on a straight-line basis over the lease terms on ongoing leases.

Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the consolidated balance sheets.

Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues - Others" account in the consolidated statements of operations) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar (shown as part of "Revenues - Others" account in the consolidated statements of operations) is recognized upon receipt of cash from the customer.

MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

CIS

Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.

Consultancy fees are recognized when software services are rendered.

Sales from computer equipment and peripherals are recognized when goods are delivered.

e-MVI and MEI

Revenue is recognized when services have been rendered.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. In accordance with ERB Case No. 87-330 (ICERA II under the unbundled rate structure), foreign exchange losses arising from the restatement of foreign currency-denominated loans of the Parent Company, from the base rate to the current exchange rate, are recoverable through corresponding adjustments in the customers' bills. In view of this automatic reimbursement mechanism, the Parent Company recognizes a Deferred CERA (included as part of "Other non-current assets" account in the consolidated balance sheets) with a corresponding credit (debit) to CERA revenues for the unrealized foreign exchange gain (loss) which have not been billed to the customers.

Taxes

Current Tax. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Deferred Tax. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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File No. 82-3237

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of MCIT and NOLCO can be utilized except:

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of operations.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Derivative Financial Instruments and Hedging

The Parent Company uses derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Subsequent Events
Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Subsequent events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

6. Significant Accounting Judgments and Estimates

Judgments
In the process of applying the Company's accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Contingencies. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings (see Note 33).

Outstanding provisions to cover pending claims and tax assessments against the Company which the Company may be liable amounted to ₱20,130 million and ₱13,373 million as of June 30, 2006 and 2005, respectively (see Note 22).

Operating Lease Commitments. The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Estimation Uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated Useful Lives. The useful life of each of the assets included in the Company's utility plant and others account and investment properties is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any utility plant and others would increase the recorded operating expenses and decrease the carrying value utility plant and others.

Utility plant and others on a consolidated basis amounted to ₱94,770 million and ₱94,119 million as of June 30, 2006 and 2005, respectively (see Note 9).

Investment properties amounted to ₱3,212 million and ₱1,193 million as of June 30, 2006 and 2005, respectively (see Note 12).

US SEC
File No. 82-3237

Allowance for Doubtful Accounts. The allowance for doubtful accounts is estimated using two methods. The total of the amounts calculated using the two methods determine the total allowance to be maintained as of the reporting period.

The first method is a collective assessment of all accounts except those of the General Power (GP) government accounts. In a collective assessment, the Company groups the receivables according to the credit risk profile of their customers and provide allowance based on historical loss experience. Full allowance is provided for accounts more than 90 days old.

Second, a separate assessment method is performed for the GP government accounts. These accounts are separated from the collective assessment since government accounts have exhibited unique collection characteristics. GP accounts comprise the bulk of government accounts balance. For these accounts, a combination of individual and collective assessment is used to determine the provision amount. All terminated accounts are fully provided and for the active accounts, partial allowance is provided based on estimate of collectibility.

The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Consolidated provision for doubtful accounts amounted to ₱548 million and ₱1,416 million as of June 30, 2006 and 2005, respectively. Consolidated trade and other receivables, net of allowance for doubtful accounts, amounted to ₱32,227 million and ₱31,897 million as of June 30, 2006 and 2005, respectively (see Note 15).

Allowance for Inventory Obsolescence. The allowance for obsolescence relating to inventories consists of collective and specific provisions. A collective provision is established as a certain percentage based on the age and movement of stocks. The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

No provision was made for the six months ended June 30, 2006 and 2005, respectively. Materials and supplies, net of allowance for obsolescence, amounted to ₱1,230 million and ₱1,183 million as of June 30, 2006 and 2005, respectively (see Note 16).

Deferred Income Tax Assets. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Management believes that sufficient taxable profit will be generated to allow all or part of the deferred income tax assets to be utilized.

Impairment of Assets. PFRS require that an impairment review be performed when certain impairment indicators are present. Determining the fair value of assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets.

While it is believed that the assumptions used in the estimation of fair values reflected in the consolidated financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable values and any resulting impairment loss could have a material adverse impact on the results of operations.

Consolidated non-current assets that are subjected to impairment testing when impairment indicators are present are as follows:

US SEC
File No. 82-3237

	Jun 2006	Jun 2005
	(Amounts in Millions)	
Utility plant and others – net	**₱94,770**	₱94,119
Investment properties – net	**3,212**	1,193
Deferred pass-through fuel costs	**7,860**	11,530
Deferred foreign exchanges loss (CERA II)	**2,074**	4,773

No impairment losses were recognized for the second quarter of 2006 and 2005.

Financial Assets and Liabilities. PFRS requires that certain financial assets and liabilities be carried at fair value, which requires the use of accounting judgment and estimates. While significant components of fair value measurement are determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the timing and amount of changes in fair value would differ with the valuation methodology used. Any change in the fair value of these financial assets and liabilities would directly affect net income or loss and equity.

Fair value of financial assets and liabilities are as follows (see Note 31):

	2005	2004
	(Amounts in Millions)	
Financial assets	**₱44,796**	₱33,268
Financial liabilities	**99,512**	99,827

Fair value of derivatives or other financial instruments. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

Revenue Recognition. The Company's revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

Revenue of the Parent Company is billed under different cycles with different cycle cut-off dates while revenue is taken up in the accounts based on calendar month. The recognition of unbilled revenues for billing cycles that have earlier than month-end cut-off dates requires the use of estimates.

The difference between the amount initially recognized and actual settlement or actual billing is taken up in the accounts upon reconciliation or in the next period. Management believes that such use of estimates will not result in material adjustments in future periods.

Real estate sales, where Rockwell has material obligations under the sales contract to provide improvements after the subject properties are sold, are accounted for under the percentage-of-completion method. The percentage of completion is based on the estimates and reports of the contractors and project consultants. Management also believes that such use of estimates will not result in material adjustments in future periods.

Pension Cost and Benefits. The determination of the obligation and cost for pension and other retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 29 and include among others, discount rate, expected return on plan

assets and rate of compensation increase. In accordance with PFRS, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While it is believed that the Company's assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's pension and other retirement obligations.

Accrued pension amounted to ₱10,209 million and ₱3,917 million as of June 30, 2006 and 2005, respectively (see Note 25).

Unrecognized actuarial gains (losses) amounted to (₱286) million and ₱74 million as of December 31, 2005 and 2004, respectively (see Note 29).

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates on government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 29.

7. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.

The real estate segment is involved in real estate development and leasing.

The services segment is involved principally in engineering, construction and consulting services, and e-transaction services.

Segment revenues, segment expenses and segment results include transfers among business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in the consolidation.

The Company operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

US SEC
File No. 82-3237

Business Segment Data

As of June 30, 2006 and 2005 (Unaudited) and as of December 31, 2005 (audited)

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Jun-2006	Jun-2005	Dec 2005	Jun-2006	Jun-2005	Dec-2005	Jun-2006	Jun-2005	Dec-2006	Jun-2006	Jun-2005	Dec-2005	Jun-2006	Jun-2005	Dec-2005
								(Amounts in Millions)							
ıues															
ıal sales	₱89,506	₱83,064	₱171,244	₱1,533	₱ 1,177	₱2,102	₱419	₱395	₱922				91,458	84,636	₱174,268
segment sales			171	–	–	–	169	173	404	(169)	(173)	(575)			
ıtal revenues	89,506	83,064	171,415	1,533	1,177	2,102	588	568	1,326	(169)	(173)	(₱575)	91,458	₱84,636	₱174,268
ts															
ent results	2,920	2,140	1,678	330	276	288	91	99	120	–	–	-	3,341	2,516	2,086
ordinary loss															
st and other															
arges – net													(2,519)	(2,691)	(3,950
y in net earnings of															
vestees													224	(222)	142
ity interest													(104)	(98)	(143
sion for (benefit															
m) income tax													(220)	(88)	1,515
ıcome (loss)	2,920	2,140	1,678	330	276	288	91	99	120			-	722	(583)	(350
Information															
ent assets	150,467	152,379	153,099	12,024	12,676	11,285	1,651	1,423	1,696	(784)	(1,499)	(3,474)	163,357	164,979	162,606
red income tax															
sets															
ments – at equity	4,044	2,452								(2,662)	(1,633)		1,382	819	1,730
lidated total assets	154,511	154,831	153,099	12,024	12,676	11,285	1,651	1,423	1,696	(3,446)	(3,132)	(3,474)	164,739	165,798	164,336
ent liabilities	115,596	120,446	115,453	5,577	6,492	4,962	1,537	1,567	1,299	118	(6,709)	(227)	122,828	121,795	121,487
red income tax															
bilities													2,793	6,818	4,388
ity interest															
lidated total															
bilities	115,596	120,446	115,453	5,577	6,492	4,962	1,537	1,567	1,299	118	(6,709)	(227)	125,621	128,613	125,875
l expenditures	2,146	2,036	5,191	37	24	34	267	970	53	–	–	–	2,450	3,030	5,278
ciation and															
ıortization	2,158	1,993	4,559	86	96	232	5	8	50	–	–	4	2,249	2,097	4,845
ash expenses															
ıer than															
preciation and															
ıortization	110	118	10,794								–	–	110	118	10,830

For the Quarters Ended June 30, 2006 and 2005 (Unaudited)

For the Quarters Ended June 30, 2006 and 2005 (Unaudited)

	Power Distribution		Real Estate		Services		Eliminations		Consolidated	
	Jun-2006	Jun-2005	**Jun-2006**	Jun-2005	**Jun-2006**	Jun-2005	**Jun-2006**	Jun-2005	**Jun-2006**	Jun-2005
					(Amounts in Millions)					
Revenues										
External sales	**₱47,892**	₱46,616	**₱785**	₱ 660	**₱204**	₱196			**48,881**	47,472
Inter-segment sales			**–**	–	**86**	87	**(86)**	(87)		
Total revenues	**47,892**	46,616	**785**	660	**290**	283	**(86)**	(87)	**48,881**	₱47,472
Results										
Segment results	**3,106**	3,766	**173**	158	**54**	48	**–**	–	**3,333**	3,972
Extraordinary loss										
Interest and other charges – net									**(1,440)**	(1,379)
Equity in net earnings of investees									**183**	(40)
Minority interest									**(63)**	(57)
Provision for (benefit from) income tax									**(635)**	(875)
Net income (loss)									**1,378**	1,621
Other Information										
Segment assets	**150,467**	152,378	**12,024**	12,676	**1,651**	1,424	**(784)**	(1,499)	**163,357**	164,979
Deferred income tax assets										
Investments – at equity	**4,044**	2,452					**(2,662)**	(1,633)	**1,382**	819
Consolidated total assets	**154,511**	154,830	**12,024**	12,676	**1,651**	1,424	**(3,446)**	(3,132)	**164,739**	165,798
Segment liabilities	**115,596**	120,446	**5,577**	6,492	**1,537**	1,567	**118**	(6,709)	**122,828**	121,795
Deferred income tax liabilities									**2,793**	6,818
Minority interest										
Consolidated total liabilities	**115,596**	120,446	**5,577**	6,492	**1,537**	1,567	**118**	(6,709)	**125,621**	128,613
Capital expenditures	**1,089**	989	**12**	13	**144**	861	**–**	–	**1,245**	1,863
Depreciation and amortization	**1,094**	1,041	**43**	48	**3**	3	**–**	–	**1,140**	1,092
Noncash expenses other than depreciation and amortization	**55**	58						–	**55**	58

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FILE NO. 82-3237

8. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. Land held for future development represents 32,959 square meters of land ready for development.

Development costs include allocated cost of the land and construction costs incurred related to "Joya Lofts and Towers" (Joya) and unsold "Manansala" condominium projects in 2004 (see discussion below).

In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2005. The "Manansala" was completed in December 2005.

In January 2004, Rockwell launched the "Joya", a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 82% market take up at ₱ 5,100 million as of December 31, 2005. As of December 31, 2005, the construction activity is in the superstructure phase. Total estimated cost to complete the project amounted to ₱4,600 million. Rockwell expects to complete the "Joya" by 2008. Total cash received from pre-selling activities of "Joya" amounted to ₱762 million as of December 31, 2004.

Condensed financial information for Rockwell, before inter-company elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	Jun 2006	Jun 2005
	(Amounts in Millions)	
Current assets	**₱4,453**	₱5,193
Non-current assets	**7,571**	7,483
Current liabilities	**(1,561)**	(485)
Non-current liabilities	**(4,016)**	(6,007)
Net assets	**₱6,447**	₱6,184
Revenues	**₱1,533**	₱1,176
Costs and expenses	**1,353**	1,040
Net income	**₱180**	₱136

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File No. 82-3237

9. Utility Plant and Others

The movements of Parent Company's utility plant and others for the quarter ended June 30, 2006 follows:

	Sub-transmission and Distribution	Others	Total
Cost:			
Beginning	₱99,264	₱29,670	₱128,934
Transfers from CIP	3,265	537	3,802
Disposals/retirements	(1,068)	(4)	(1,072)
Reclassification & others	(128)	351	223
Ending	101,333	30,554	131,887
Accumulated depreciation:			
Beginning as restated	32,451	7,840	40,291
Charge for the year	1,620	582	2,202
Disposals/retirements	(1,067)	(4)	(1,071)
Reclassification and others	197	(66)	131
Ending	33,201	8,352	41,553
Net book value – June 30, 2006	₱68,132	₱22,202	₱90,334
Net book value – June 30, 2005	₱66,512	₱23,484	₱89,996

Depreciation of utility plant and others is computed using the straight-line method (except for certain sub-transmission and distribution assets which uses straight-line functional group method) over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Sub-transmission and distribution	10-35 years, depending on the significant parts involved
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	10 years
Buildings and improvements	40 years
Others	20 years

Depreciation of assets of the subsidiaries is computed using the straight-line method over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

Substantially all of the utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligation and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders (see Note 20).

10. Construction in Progress

	Parent Company	Consolidated	Consolidated & Audited
	Jun-2006	**Jun-2006**	Dec-2005
		(Amounts in Millions)	
Beginning	**₱3,799**	**₱3,799**	₱4,623
Additions	**2,098**	**2,098**	5,191
Transfers to utility plant and others	**(3,802)**	**(3,802)**	(5,872)
Reclassification from advance payment to suppliers and others	-	-	(143)
Ending	**₱2,096**	**₱2,096**	₱3,799

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of sub-transmission and distribution facilities. Borrowing costs capitalized amounted to ₱53 million and ₱81 million for the six-months ended June 30, 2006 and 2005, respectively.

Average capitalization rates for the first six months in 2006 and 2005 were 10.19% and 10.69%, respectively.

11. Investments in Associates and Joint Venture

Investments in the following associates and joint venture are accounted for under the equity method:

	Country of Incorporation	Principal Activities	Percentage of Ownership
Associates:			
First Private Power Corporation and Subsidiary (FPPC)	Philippines	Power Generation	40
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	38

US SEC
File No. 82-3237

	Country of Incorporation	Principal Activities	Percentage of Ownership
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	Philippines	Sale of metering products and services	35
Joint Venture:			
Soluziona	Philippines	Management and information technology consultancy	50

The details and movements of investments in associates and joint venture follow:

	2005	2004
	(Amounts in Millions)	
Acquisition costs	₱648	₱648
Accumulated equity in net earnings:		
Balance at beginning of year	412	334
Equity in net earnings for the year	142	222
Depreciation on share in revaluation increment	175	178
Dividends declared	(284)	(322)
Balance at end of year	445	412
Share in revaluation increment of an associate:		
Balance at beginning of year	811	989
Depreciation on share in revaluation increment	(175)	(178)
Balance at end of year	636	811
Share in cumulative translation adjustment of an associate:		
Balance at beginning of year	(25)	(35)
Additions during the year	26	10
Balance at end of year	1	(25)
	₱1,730	₱1,846

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2006	Jun 2006	Dec 2005
		(Amounts in Millions)	
FPPC	₱640	₱640	₱1,552
Rockwell	142	142	-
e-MVI	75	75	-
Miescor	67	67	-
Others	42	458	178
	₱966	₱1,382	₱1,730

Condensed financial information for FPPC (before the adjustment to reflect the revaluation on property, plant and equipment) and GEPMICI follow:

US SEC
File ... 2-3237

	FPPC	GEPMICI	FPPC	GEPMICI	FPPC	GEPMICI
	Jun 2006		Jun 2005		Dec 2005	
			(Amounts in Millions)			
Current assets	**₱2,028**	**₱323**	₱1,640	₱ 348	₱1,774	₱117
Noncurrent assets	**3,219**	**33**	1,992	55	2,671	13
Current liabilities	**896**	**69**	888	140	1,200	33
Noncurrent liabilities	**433**	**–**	927	–	610	–
Net assets	**3,918**	**287**	1,817	263	2,635	97
Revenues	**1,343**	**60**	1,415	227	1,942	50
Costs and expenses	**805**	**50**	854	216	1,204	41
Net income	**538**	**10**	561	11	738	9

The aggregate amounts of the Parent Company's proportionate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona follows:

	Jun 2006	Jun 2005	Dec 2005*
		(Amounts in Millions)	
Current assets	**₱122**	₱81	₱114
Noncurrent assets	**68**	16	67
Current liabilities	**(113)**	(27)	(114)
Noncurrent liabilities	**-**	-	-
Net assets	**₱77**	₱70	₱67
Revenues	**₱118**	₱105	₱249
Costs and expenses	**111**	99	235
Net income	**₱7**	₱6	₱14

* *consolidated*

US SEC
File No. 82-3237

12. Investment Properties

Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties. Generally, charges for leases to related parties are made at market rates.

Due to absence of an active market, the fair values of the investment properties of the Parent Company are not readily available. However, management believes that the fair values are not lower than the carrying values of the investment properties as of December 31, 2005.

Investment properties of Rockwell (at cost) include the accumulated costs incurred for the development and construction of the mall, "The Power Plant". Unamortized borrowing costs (net of depreciation) capitalized as part of investment properties amounted to ₱312 million and ₱322 million as of December 31, 2005 and 2004, respectively. No borrowing costs were capitalized starting 2001.

As discussed in Note 20(a), investment properties of Rockwell with a carrying value of ₱3,000 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell.

The aggregate fair value of Rockwell's investment properties amounted to ₱4.3 billion as of December 31, 2005.

Rockwell's investment properties were valued by independent professionally qualified appraisers. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and knowledgeable, willing seller in an arm's length transaction at the date of valuation.

The value of the property was arrived at through the use of both Cost Approach and the Income Approach.

The Cost Approach is a process of estimating the reproduction cost, new or replacement cost, new, of the improvements, considering the prevailing market prices for material, labor, construction's overhead, profit and other charges, less allowance for physical depreciation and obsolescence. The value of the land is then added to arrive at an indication of the value of the property.

The Income Approach considers the resulting net income of the lease business operations of the mall including the parking fees and then capitalized in accordance with commensurate return on investment plus due allowance rate for depreciation to indicate the value of which the property can be duly offered under open market conditions.

In valuing the land, records of sales and offerings of similar lands were analyzed, and comparisons were made of such factors as location, size, shape, characteristics of the lot, and present and prospective use.

Duly noting the disparity of value indication, a weighted ratio correlation is applied, wherein the Income Approach to value is given dominant preference over that of the Cost Approach. The Cost

US SEC
File No. 82-3237

Approach in this case cannot be entirely discarded since almost all of the depreciable assets are relatively brand new.

13. Deferred Pass-Through Fuel Costs and Other Noncurrent Assets

Deferred Pass-Through Fuel Costs

Deferred pass-through fuel costs represents the billed amounts for the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers (IPPs), First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" - see Notes 26and 34c), due to the First Gas plant's dispatch below their stipulated capacity factors. As of December 31, 2005, First Gas has billed the Parent Company for a total of US$231 million, representing unconsumed gas for the years 2002-2004. Such unconsumed gas can be utilized over a period of 10 years up to 2014 and the Parent Company expects that the First Gas plants will be dispatched sufficiently to utilize the unconsumed gas within the prescribed 10-year period. Further, First Gas, in a letter dated January 20, 2006, informed the Parent Company that there is no unconsumed gas for the year 2005. This liability for unconsumed gas amounting to ₱13,031 million, equivalent to the original amounts billed by First Gas, as of December 31, 2004 was presented as a non-current liability in the "Liability arising from deferred pass-through fuel costs" account in the 2004 consolidated balance sheet. Further, the Parent Company computed interest cost on this liability starting February 2003 equivalent to USD LIBOR plus 1%. Total interest expense for the year ended December 31, 2004 amounted to ₱364 million and is shown as part of "Interest and other financial expenses" account in the 2004 parent company statement of operations (see Note 28). The related liability for interest amounting to ₱518 million as of December 31, 2004 is shown as part of "Other non-current liabilities" account in the 2004 consolidated balance sheet.

The Parent Company's obligations to pay for unconsumed gas were deferred until the resolution of the dispute between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. On March 22, 2006, First Gas and the Gas Sellers signed settlement agreements to take effect upon satisfaction of certain conditions precedent, including among others, securing the Parent Company's consent. The Parent Company is currently reviewing the consent documents. Payment obligations of First Gas under the settlement agreements are passed on to the Parent Company in accordance with its power purchase agreements with First Gas.

Under the terms of the settlement agreements, the total claim of US$231 million is reduced to $148 million effective October 1, 2005, less a recognized credit on January 31, 2006 of US$13 million corresponding to gas consumption in excess of take-or-pay quantities for 2005. Further, the Parent Company shall pay interest on the reduced amount equivalent to 1 month USD LIBOR + 2% from the time these amounts were originally due until the effectivity of the settlement agreements. The liabilities shall be settled through quarterly payments starting in 2006 until 2009. Interest under the settlement agreements will be 3 months USD LIBOR + 4% starting October 1, 2005.

As a result of the settlement agreement, the "Liability arising from deferred pass-through fuel costs" has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has

been classified as a current liability in accordance with the payment terms. On the other hand, the interest cost recognized by Company as of December 31, 2005 has been reduced to ₱883 million because of the reduction in the liability. This remaining liability corresponding to accrued interest is now based on the terms of the settlement agreements and is shown as part of "Trade and other payables" account in the 2005 consolidated balance sheet.

Total interest expense for the year ended June 30, 2006 amounted to ₱74 million and is shown as part of "Interest and other financial expenses" account in the June 2006 consolidated statement of operations (see Note 28).

The non-current portion of the liability for unconsumed gas amounting to ₱4,122 million and ₱10,320 million as of June 30, 2006 and 2005, respectively, is shown as "Liability arising from deferred pass-through fuel costs" while the current portion amounting to ₱2,143 million as of June 30, 2006 is shown as part of "Trade and other payables" account in the consolidated balance sheets.

Other Noncurrent Assets

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2006	Jun 2006	Dec 2005
		(Amounts in Millions)	
Deferred foreign exchange loss (CERA II)	**₱2,074**	₱2,074	₱3,145
Noncurrent trade receivables of Rockwell-net of present value effect of P456M in 2005	**0**	0	2,947
Deferred purchased power cost – net of current portion	**3,447**	3,447	1,385
Receivable from BIR – net of current portion	**577**	577	577
Available-for-sale investments (see Note 31)	**69**	69	294
Pass-through VAT Payable	**717**	717	0
Others	**2,853**	3,635	572
	₱9,737	₱10,519	₱8,920

a. Deferred CERA II

Deferred CERA II represents deferred foreign exchange losses that are billable to customers upon settlement of the principal amount of the foreign currency denominated debt.

b. Deferred purchased power cost

Deferred purchased power cost represents purchased power costs incurred by the Parent Company which is amortized over collection periods approved by the ERC. Based on these collection periods, current and non-current portion of the deferred purchased power cost is as follows:

	Consolidated and audited	
	Dec 2005	Dec 2004
	(Amounts in Millions)	
Current [shown as part of "Unbilled trade receivables" account (see Note 15)	**₱3,282**	₱3,377
Noncurrent – net	**1,385**	6,000
Total	**₱4,667**	₱9,377

Purchased power costs being charged by Quezon Power Philippines Ltd (QPPL) include transmission line fee charges in connection with the Parent Company's transmission line agreement with QPPL. Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges pending ERC resolution of such disallowance. In an Order dated September 20, 2004, the ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Parent Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of P843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, in 2004, the Parent Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of National Power Corporation (NPC)". Accordingly, the Parent Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million and for the year ended December 31, 2005 amounting to ₱231 million, was computed based on the said ERC Order.

Deferred purchased power cost billings in 2005 include the three-year amortization of ₱0.0875 per kwh starting April 2003 as approved by the ERC in its Decision on the Parent Company's rate unbundling case dated March 20, 2003 (ERC Case Nos. 2001-646 and 2001-900). This will be completed by March 2006. Also included is the amortization of the allowed portion of QPPL's transmission line fee amounting to ₱0.0207 per kwh. This is broken down into an amortization of ₱0.0127 per kwh which will be completed by May 2006 (May 29, 2003 Order on ERC Case No. 2001-383) and ₱0.0080 per kwh, to be completed by October 2006 (Sept. 20, 2004 Order on ERC Case Nos. 2001-383, 2001-646 and 2001-900). The accumulated VAT savings passed on as part of the mandated rate reduction for residential customers is being amortized over a 3-year period at ₱0.0246 per kwh per month (January 21 and June 2, 2004 Orders in ERC Case Nos. 2004-20 and 2004-112). The amortization will be completed by January 2007. Also included under deferred purchased power cost is the remaining amount for collection under the final GRAM Deferred Accounting Adjustment (DAA) approved by ERC on January 25, 2005 under ERC Case No. 2004-466 in the amount of ₱2,852 million. The amortization period for the final GRAM DAA will also be completed in January 2007.

c. Available-for-sale investments

15 S...
Fl.a ... 82-3237

Available-for-sale investments mainly consist of investment in Rockwell Leisure Club, Inc. (RLCI) amounting to ₱69 million in June 30, 2006 and June 30, 2005, respectively.

14. Cash and Cash Equivalents

	Parent Company	Consolidated	Consolidated and Audited
	Jun 2006	**Jun 2006**	Dec 2005
		(Amounts in Millions)	
Cash on hand and in banks	**₱3,807**	**₱4,564**	₱3,315
Short-term investments	4,596	4,596	10,766
Others	-	-	-
	₱8,403	**₱9,160**	₱14,081

Cash in banks earn interest at floating rates based on daily bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Parent Company, and earn interest at the respective short-term investment rates. The fair values of cash and cash equivalents are ₱8,403 million , ₱9,160, and ₱ 14,081 million as of June 30, 2006 (Parent), June 30, 2006 (Consolidated) and December 31, 2005 (Consolidated), respectively.

15. Trade and Other Receivables

	Parent Company	Consolidated	Audited
	Jun 2006	**Jun 2006**	Dec 2005
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱15,197**	**₱15,197**	₱12,578
Unbilled	**13,006**	13,006	16,432
Trade receivables of subsidiaries – current portion (net of present value effect of P269 million in 2005)		**3,786**	1,228
Others (see Note 26)	**786**	**786**	1,340
	28,989	**32,775**	31,578
Less allowance for doubtful accounts	**548**	**548**	695
	₱28,441	**₱32,227**	₱30,883

Trade receivables are non-interest bearing. Trade receivables of the Parent Company are generally due ten days after presentation of bill.

Unbilled receivables represent purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months.

US SEC
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16. Inventories

	Parent Company	Consolidated	Audited
	Jun 2006	**Jun 2006**	Dec 2005
		(Amounts in Millions)	
At net realizable value:			
Materials and supplies	**₱1,198**	**₱1,218**	₱1,135
Condominium units for sale	–	12	95
	1,198	**1,230**	1,230

17. Other Current Assets

	Parent Company	Consolidated	Audited
	Jun 2006	**Jun 2006**	Dec 2005
		(Amounts in Millions)	
Creditable withholding taxes	**₱1,196**	**₱1,196**	₱620
Tax credit certificates [(see Note 32 (a)]	**0**	**0**	317
Advance payments to suppliers	**55**	**55**	80
Others	**338**	**1,032**	295
	₱1,589	**₱2,283**	₱1,312

18. Stockholders' Equity

a. Capital Stock

	Jun 2006	Jun 2005	Audited Dec 2005
		(Amounts in Millions)	
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 998,529,142 shares in Jun 2006, 1,005,251,286 shares in Jun 2005 and 998,529,142 shares in Dec 2005	**₱9,985**	₱10,046	₱9,985
Subscribed –	**0**	0	0
	₱9,985	₱10,046	₱9,985

Movement of common stock follows:

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File No. 82-3237

Common stock:	Jun 2006	Jun 2005	Audited Dec 2005
Issued:			
Balance at beginning of year	**998,529,142**	997,571,301	997,571,301
Issuances of shares	**0**		957,841
Balance at end of year	**998,529,142**	997,571,301	998,529,142
Subscribed:			
Balance at beginning of year	-	1,285,199	1,285,199
Issuance of shares		5,702,300	(957,841)
Additional subscriptions		-	-
Cancelled subscriptions			(327,358)
Balance at end of year	-	6,987,499	0

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Share Ownership Schemes

The Parent Company has a stock purchase plan under which awards to subscribe for the Parent Company's shares have been granted to employees and retirees (see Note 19).

b. Appraisal Increase in Utility Plant and Others and Share in Revaluation Increment of an Associate

Prior to adoption of PFRS, the asset revaluation reserve was used to record increases in the fair value of land and buildings and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in equity. The reserve could only be used to pay dividends in limited circumstances. Upon adoption of PFRS, no increases in the reserve are expected as the Company opted to value its utility plant and others using the deemed cost. This reserve is reduced by the amount of depreciation on appraisal increase charged to operations and upon the disposal of an item of utility plant and others.

c. Retained Earnings

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the unappropriated retained earnings to appropriated retained earnings for the Company's self-insurance requirements.

The Company's unappropriated retained earnings are restricted to the extent of the following:

i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

ii. Appraisal increase in utility plant and others and share in revaluation increment of subsidiaries and an associate totaling to ₱20,830 million, ₱18,664 million, and ₱ 21,759 million as of June 30, 2006, June 30, 2005 and December 31, 2005, respectively.

19. Share-Based Payment Plan

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and option to cancel of the purchase prior to full payment of the purchase price.

During the ESOP 12th Offering ("Centennial Offering"), 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Plan. The grant date is December 31, 2003 and vesting date is February 28, 2007.

The following table illustrates the movements in number of shares subscribed for the ESOP 12th offering:

	Dec 2005	Dec 2004
Outstanding at the beginning of the year	**8,442,630**	8,494,786
Cancelled during the year	**(149,608)**	(46,570)
Redeemed during the year	**(10,380)**	(5,586)
Outstanding at the end of the year	**8,282,642**	8,442,630

It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

The fair value of equity-settled share options granted is estimated as at the date of grant using the Black-Scholes Option Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model:

Dividend yield (%)	0
Historical volatility (%)	50
Risk-free interest rate (%)	10.275
Expected life of option (years)	3.16
Weighted average share price on grant date (₱)	18.70

The expected life of the awards is based on the vesting period. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.

20. Interest-Bearing Loans and Borrowings

	Parent Jun 2006	Consolidated Jun 2006	Audited Dec 2005
Current:			
Long-term debt - current portion (a)	**₱2,121**	₱2,121	₱2,341
Preferred stock (c)	**672**	672	689
Long-term debt - classified as current (a)	**0**	0	0
	2,793	2,793	₱3,030
Noncurrent:			
Long-term debt - net of current portion (a)	**₱13,182**	₱14,107	₱18,568
Less unamortized debt issuance costs (b)	**850**	850	1,225
	12,332	13,257	17,343
Preferred stock (c)	**1,875**	1,875	1,896
	₱14,207	₱15,132	₱19,239

a. Long-term debt consists of:

	Parent **Jun 2006**	Consolidated Jun 2006	Audited Dec 2005
Secured	**15,295**	₱16,220	₱20,899
Unsecured	**8**	8	10
	15,303	16,228	20,909
Less current portion	**2,121**	2,121	2,341
	13,182	₱14,107	₱18,568

US SEC

	Interest Rate %	Maturity	Parent Jun 2006	Consolidated Jun 2006	Consolidated Audited Dec 2005
Parent Company					
US dollar term loan payable in quarterly installments	3 month LIBOR plus 5%	2011	**₱8,354**	₱8,354	₱8,578
US dollar term loans payable in semi-annual installments	6-9%	2012	**1,076**	1,076	5,346
Philippine peso term loan payable in quarterly installments	14.18%, 14.87% and 3-month MART plus 4%	2011	**3,371**	3,371	3,462
Japanese yen term loans payable in semi-annual installments	5.5% and 5.7%	2010	**2,098**	2,098	2,277
Euro availment under the Master Credit Agreement payable in equal semi-annual installments	5.56%	2010	**163**	163	169
US dollar availment under the Master Credit Agreement payable in semi-annual installments	6-month LIBOR plus 0.65%,	2009	**149**	149	173
CHF availment under the Master Credit Agreement payable in equal semi-annual installments	6-month LIBOR plus 0.7%	2010	**84**	84	88
Philippine peso loans payable to government entities payable in quarterly installments	3.5%	2011	**8**	8	10
			15,303	15,303	20,103
Rockwell - Secured by Rockwell Assets					
Bilateral loan	MART1 plus 2.2%	2007			470
Loans from various banks	8.9% - 14.5%	2009		925	336
					806
			15,303	16,228	20,909
Less current portion			**2,121**	2,153	2,341
			₱13,182	₱17,779	₱18,568

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Philippine peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured.

For the years ended December 31, 2005 and 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a

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File No. 82-3237

temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005.

PAS 1, which is effective in 2005, requires the classification of debt in technical default as noncurrent account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. While the aforementioned waivers for the year 2005 were obtained within the prescribed period under PAS, the 2004 waivers were obtained after balance sheet date and therefore, the Parent Company's long-term debt amounting to ₱19,822 million is classified as current liabilities in 2004.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2006	$7.29	¥505.73	€0.27	CHF0.22	₱94.71	
2007	31.90	1,011.47	0.54	0.44	549.91	
2008	32.32	1,011.47	0.54	0.44	548.12	
2009	40.82	1,011.47	0.54	0.44	729.74	
2010 thereafter	68.02	1,011.47	0.54	0.44	1,457.39	
Total	$180.35	¥4,551.61	€2.42	CHF1.96	₱3,380.21	
In equivalent pesos (in millions)	₱9,578	₱2,098	₱163	₱84	₱3,380	₱15,303

Rockwell

LTCPs and Bilateral Loan. The LTCPs are payable in 12 equal quarterly payments commencing at the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over Rockwell's investments in the "Power Plant" with a carrying value of ₱3,898 million (see Note 12) as of December 31, 2005.

Loans from Various Banks. Loans from various local banks are loans with maturity of up May 2009 which have annual interest rates ranging from 8.94% to 14.5% in 2005 and 9.75% to 14.50% in 2004. Certain parcels of land with an estimated carrying value of ₱720.0 million have been assigned as security for these loans. Trade receivables amounting to ₱1.5 billion from the "Manansala" condominium project maturing in 2005 have been assigned as security for the said loan.

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File No. 82-3237

In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/5%.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amounts in Millions
2006	₱364
2007	205
2008	318
2009	38
	₱925

b. Amortization of debt issuance costs amounting to ₱364 million, ₱218 million, and ₱427 million in June 30, 2006, June 30, 2005 and December 31, 2005, respectively, is presented as part of "Interest and other financial expenses" in the consolidated statements of operations (see Note 28).

c. Redeemable, nonconvertible preferred shares

Preferred stock, with a par value of ₱10, is nonparticipating, nonconvertible and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stock is non-voting, except in those cases expressly provided by law. Preferred stockholders are entitled to cumulative preferential dividends not exceeding 20% a year, payable as such interval as may be determined by the BOD. As provided for in the Articles of Incorporation of the Company, redeemed shares are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Company, which was approved by the ERB, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities.

As of December 31, 2005, cumulative dividends on preferred stock that have not been declared or paid since the second quarter of 2003 amounted to approximately ₱629 million (shown as part of "Trade and other payables" account in the consolidated balance sheets, see Note 25).

Movement of preferred stock follows:

	Number of Shares	
	Jun 2006	Dec 2005
Balance at beginning of year	**258,518,751**	229,531,445
Issuance of shares	**0**	34,723,898
Redemption of shares	**(3,886,730)**	(5,736,592)
Balance at end of year	**254,632,021**	258,518,751

21. Customers' Deposits

	Parent Jun 2006	Consolidated Jun 2006	Audited Dec 2005
		(Amounts in millions)	
Meter and bill deposits - net of current portion	**₱12,008**	₱12,008	₱11,460
Interests on meter and bill deposits - net of current portion	6,997	6,997	6,713
	19,005	₱19,005	₱18,173

Prior to the effectivity of the Magna Carta for Residential Electricity Consumers issued on June 17, 2004, the Guidelines to Implement Articles 7, 8, 14 and 28 of the Magna Carta for Residential Electricity Consumers issued on October 27, 2004 and the Distribution Services and Open Access Rules (DSOAR) issued on January 18, 2006, meter deposits cover 50% of the cost of the metering equipment. Upon effectivity of the Magna Carta and DSOAR, residential and non-residential customers are now exempt from the payment of meter deposits. In case of loss and/or damage to the electric meter due to the fault of the customer, the latter shall bear the full replacement cost of the meter. For residential customers, the meter deposit, including accrued interest, will be refunded in accordance with the schedule as set in said Guidelines Implementing Articles 7, 8, 14 and 28 of the Magna Carta. For non-residential customers, the DSOAR requires the Parent Company and the other distribution utilities (DUs) to submit a proposal to the ERC on the methodology and timeline for the refund of all existing meter deposits within ninety (90) days following its effectivity.

On the other hand, both the Magna Carta and DSOAR provide that residential and non-residential customers, respectively, must pay or submit a bill deposit to guarantee payment of bills equivalent to their estimated monthly billing. The amount of deposit shall be adjusted after one year to approximate the actual average monthly bills. A customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the bill deposit prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service, provided all bills have been paid.

With regard to the interest rate on customer deposits, the Implementing Guidelines of the Magna Carta for Residential Customers provide that the interest rate on meter deposits shall be at 6% for contracts of service entered into prior to the effectivity of the ERB Resolution No. 95-21 issued on August 3, 1995, and 10% thereafter. The said implementing guideline is silent on interest rate on bill deposit prior to the effectivity of the ERB Resolution No. 95-21, however, the Parent

Company's legal counsel opined that the same interest rate of 6% should apply as such rate was agreed upon in the service contract. Pursuant to the Magna Carta, when the Weighted Average Cost of Capital (WACC) becomes applicable, the rate of interest on bill deposit shall be equivalent to the interest incorporated in WACC, or the prevailing interest rate on savings deposit as approved by the Bangko Sentral ng Pilipinas (BSP). In the case of non-residential customers, however, the DSOAR provides that the Parent Company shall pay interest on bill deposits at the rate equivalent to the prevailing interest rate for savings deposit as approved by the BSP.

Interests on meter and bill deposits are determined using the simple computation method. There is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, consequently, the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter. This is supported by the opinion of the Parent Company's external legal counsel.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the relevant ERC guidelines, are shown separately as part of "Trade and other payables" account in the consolidated balance sheets (see Note 25).

22. Provisions

Movements during the year are as follows:

	Parent Jun 2006	Consolidated Jun 2006	Audited Dec 2005
	(Amounts in millions)		
Provisions for probable losses [see Note 2(b)]			
Balance, beginning of year	**₱15,725**	₱15,725	₱9,824
Provisions during the year	**3,031**	3,031	5,901
Balance, end of year	**18,756**	18,756	15,725
Provision for various tax assessments and claims against the Parent Company			
Balance, beginning of year	**1,272**	1,272	489
Provisions during the year (see Note 28)	**102**	102	783
Reversals during the year (see Note 28)			-
Balance, end of year	**1,374**	1,374	1,272
	₱20,130	₱20,130	₱16,997

Information on tax assessments and legal claims required by PAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Company's position in relation to these assessments and claims.

23. Customers' Refund

This account refers to the refund discussed in Notes 2(C) and 4(F) and consists of:

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File No. 82-3?37

	Parent & Consolidated Jun 2006	Consolidated & Audited Dec 2005
	(Amounts in Millions)	
Noncurrent portion:		
Gross refund amount	**₱12,407**	₱14,458
Less: Present value effect	**-**	2,722
	12,407	11,736
Current portion -		
Gross refund amount	**2,835**	5,299
Less: Present value effect	**-**	1,512
	2,835	3,787
	₱15,242	₱15,523

As discussed in Note 4, PAS 39 requires financial liabilities to be recognized initially at its fair value and subsequently carried at amortized cost at effective interest rates. Accordingly, the present value effect on refund liability was recorded to comply with PAS 39. The Parent Company will continue to pay the full refund (originally ₱30,055 million, of which ₱10,298 million has been paid as of December 31, 2005) based on the SC decision dated April 30, 2003 wherein it did not provide for the payment of interest [see Note 2(c)].

The Parent Company implemented the refund in four phases in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and; mainly residential customers, who account for the Parent Company's lower income accounts. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kWh or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kWh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kWh of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, involving refunds to commercial and industrial customers and all other customers not covered by Phases I - III, the Parent Company submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kw, flat streetlights and all government accounts. Phase IV-B will cover medium to extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kw.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006. The Parent Company further submitted to the ERC specific details on the implementation of Phase IV-B, which approved such proposal on June 29, 2005. However,

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File No. 82-3237

Revenue Regulation 8-2005 issued by the BIR in February 2005 stated that the refunds to Phase IV customers are income payments subject to creditable withholding tax. The creditable withholding tax is withheld on the gross amount of the refund at the following rates: 25% for customers with active contracts and 32% for customers with terminated contracts. The ERC allowed the Parent Company to defer the implementation of the refunds for Phase IV until BIR released its implementing guidelines and prepare for compliance with such guidelines.

The BIR implementing guidelines on the imposition of creditable withholding tax on the Phase IV refund was released in August 2005. The Parent Company had to re-adjust its existing refund system and procedures to comply with the guidelines of BIR, and therefore the actual implementation of the refund only commenced in the 4th quarter of 2005. Customers are required to submit complete documents to the Parent Company prior to the latter's release of their refund either through checks or monthly credit to bill. Once the customer is able to comply with the requirements, he/she will receive the refunds due him/her from the original start dates as approved by the ERC.

The ERC-approved amended refund schemes are as follows:

Customer	Customer Options	Refund Term
Phase IV-A Active	6 checks, or Fixed credit to bills with option to receive cash	In equal amounts July 2005 to December 2006 Checks that are post-dated shall mature every quarter
Phase IV-A Terminated	One check	November 2006
Phase IV-B Active	21 checks or Fixed credit to bills with option to receive cash	In equal amounts October 2005 to December 2010 Checks that are post-dated shall mature every quarter
Phase IV-B Terminated	21 checks, or 1 check	Same as Phase IV-B Active, or June 2008

The Parent Company is currently implementing Phase IV in accordance with the ERC-approved scheme.

As of June 30, 2006, the balance of the refund for each of the four phases follows:

Phase	Beginning Balance	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱365	₱1	₱0	₱364
II	308	1	0	307
III	395	-	8	387
IV	18,689	–	4,505	14,184
	₱19,757	₱2	₱4,513	₱15,242

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File No. 82-3431

Based on the Parent Company's proposed scheme, customer refunds estimated to be made the following year amounting to ₱5,299 million (inclusive of the present value effect) is shown as part of current liabilities in the 2005 consolidated balance sheet.

24. Notes Payable

	Consolidated Jun 2006	Consolidated & Audited Dec 2005
	(Amounts in Millions)	
MIESCOR – Unsecured		
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2005 and 8% to 15% in 2004	**₱340**	₱384
	₱340	₱384

25. Trade and Other Payables

	Parent Co. Jun 2006	Consolidated Jun 2006	Consolidated & Audited Dec 2005
		(Amounts in millions)	
Trade accounts payable (see Note 26)	**₱17,565**	₱18,713	₱17,303
Accrued pension and other post-employment benefits (see Note 29)	**10,209**	10,209	9,515
Current portion of liability arising from deferred pass-through fuel costs (see Note 13)	**2,143**	2,143	3,736
Payable to customers	**1,085**	1,085	1,085
Accrued interest on liability arising from deferred pass-through fuel costs (see Note 13)	**978**	978	883
Accrued taxes	**474**	474	842
Accrued interest on preferred stock (see Note 20)	**845**	845	629
Current portion of meter and service deposits (see Note 21)	**500**	500	502
Output VAT	**1,296**	1,296	486
Current portion of interest on meter and service deposits (see Note 21)	**336**	336	326
Customers' deposits	**168**	168	214
Advance payment received from pole rentals	**209**	209	167
Accrued interest on loans	**95**	95	128
Deposits from pre-selling of condominium units	**–**	–	-

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File No. 82-3237

Accrued expenses and other liabilities [see Note 20(c)]	**2,395**	3,243	3,702
	₱38,298	₱40,294	₱39,518

The following are the terms and conditions of the above financial liabilities:

Trade payables are noninterest-bearing and are normally settled on 60-day terms. Other payables are noninterest-bearing and have an average term of six months.

Interest payable is normally settled quarterly throughout the financial year.

Trade Accounts Payable
This account includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱195 million and ₱275 million in June 2006 and June 2005, respectively. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. The noncurrent portion amounting to ₱423 million and ₱997 million in June 2006 and June 2005, respectively, is presented as part of "Other noncurrent liabilities" account in the consolidated balance sheets.

The claims of NPC and Transco are interest-bearing at 6% and 8.58%, respectively. Total interest expense for the year ended December 31, 2005 amounted to ₱128 million and is shown as part of "Interest and other financial expenses" account in the consolidated statements of operations.

Payable to Customers
On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/Reconsideration on ERC Case Nos. 2001-646 and 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱ 1,085 million. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates [see Note 33(a)].

26. Related Party Transactions

The following table provides the total amount of transactions, which have been entered into by the Company with related parties for the relevant financial year:

Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
				(Amounts in Millions)		
FGPC	Affiliate	Jun 2006	₱8,301	₱6,008	₱–	₱2,064
(see Notes 13 and 34)		Jun 2005	15,992	8,961	–	1,685
FGP Corp.	Affiliate	Jun 2006	4,292	1,852	–	1,018

US SEC

Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
				(Amounts in Millions)		
(see Notes 13 and 34)		Jun 2005	7,359	2,569		961
Soluziona	Joint Venture	Jun 2006	66	–	–	10
		Jun 2005	53	–	-	-
GEPMICI	Associate	Jun 2006	56	–	–	26
		Jun 2005	94	–	–	25
Philippine Electric Corp. (PHILEC)	Affiliate	Jun 2006	109	–	–	-
		Jun 2005	123	–	–	-
Others	Subsidiaries	Jun 2006	18	–	–	–
		Jun 2005	27	–	-	–

FGPC, FGP Corp., and PHILEC are subsidiaries of First Phil. Holdings Corporation (FPHC), a shareholder.

The revenues and purchases from related parties are made at normal market prices. Outstanding balances at the year-end are unsecured, interest free [except those relating to deferred pass-through fuel costs (see Note 13)] and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Revenues. In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Purchases. Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). Purchases from related parties amounted to ₱12,919 million and ₱11,709 million for the six months ended June 30, 2006 and 2005, respectively.

For the first two quarters of 2006 and 2005, the Parent Company has not made any significant provision for doubtful accounts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

27. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers effective June 2003. For the six months ended June 30, 2006 and 2005, the Parent Company's billings had the following components (before intercompany elimination):

	Jun 2006	Jun 2005
	(Amounts in Millions)	
Generation charge	**₱60,939**	₱56,288

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File No. 82-3237

Transmission charge	9,514	9,721
System loss charge	7,800	7,264
Distribution charge	8,285	8,263
Supply charge	2,757	2,792
Metering charge	1,400	1,413
CERA	981	986
Power act reduction	(689)	(578)
Inter-class, lifeline subsidy and others	(1,481)	(3,085)
Total electric revenues	89,506	83,064
Reversal of transmission loss recovery charges	–	-
	₱89,506	₱83,064

On September 28, 2005, the ERC issued the Guidelines for the Adjustment of Transmission Rates by Distribution Utilities. The Guidelines prescribe a prospective annual adjustment of transmission charges to reflect changes in the cost of transmission and ancillary services. The guidelines did not address current and accumulated over or under recoveries in the collection of the transmission charge. The ERC also approved on November 23, 2005, the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the System Loss Rate by Distribution Utilities. Following this guideline, the Parent Company implemented the recovery of ₱284 million in unbilled system loss charges starting with the February 2006 billing month. The recovery is being implemented over a period of 17 months or until such time that the amount has been collected.

On July 8, 2005, the ERC promulgated the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the Lifeline Rates by Distribution Utilities. While the guidelines preserve the percentage discounts for lifeline users, it provides distribution utilities the mechanism to adjust the lifeline subsidy rate to non-lifeline users to ensure that the grant of lifeline subsidies is revenue-neutral for the distribution utility. On August 3, 2005, the ERC also promulgated the Guidelines for the "True-Up" Mechanism of the Over or Under Recovery in the Implementation of Inter-Class Subsidy Removal by Distribution Utilities. This is to ensure that any over or under recovery is returned or collected from customers as the case may be. Implementation of this mechanism is deferred until the implementation of the final step of inter-class subsidy removal in November 2006.

28. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Jun 2006	Jun 2005	**Jun 2006**	Jun 2005
			(Amounts in Millions)	
Salaries, wages and employee benefits	**₱2,185**	₱2,130	**₱2,221**	₱2,168
Retirement expense (see Note 24)	**965**	493	**965**	493
Contractors' services	**745**	874	**745**	874
Transportation and travel	**131**	118	**133**	120
Materials and supplies	**158**	155	**159**	156
Property insurance	**31**	39	**31**	39

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File No. 72-3237

	Parent Company		Consolidated	
	Jun 2006	Jun 2005	**Jun 2006**	Jun 2005
Uncollectible accounts	-	-	1	1
Others	566	151	604	231
	₱4,781	₱3,960	₱4,859	₱4,082

Salaries, wages and employee benefits

	Parent Company		Consolidated	
	Jun 2006	Jun 2005	**Jun 2006**	Jun 2005
		(Amounts in Millions)		
Salaries, and wages	₱2,097	₱1,995	₱2,125	₱2,027
Expense of share-based payments	-	-	-	-
Post employment benefits other than pensions	-	-	-	-
Uncollectible accounts	-	-	-	-
Others	88	135	96	141
	₱2,185	₱2,130	₱2,221	₱2,168

Interest and other financial expenses

	Parent Company		Consolidated	
	Jun 2006	Jun 2005	**Jun 2006**	Jun 2005
		(Amounts in Millions)		
Interest expense & financial charges on loans	1,156	1,162	1,156	1,162
Interest expense on customers' deposits (see Note 18)	1,511	1,608	1,511	1,608
Amortization of debt expense	364	218	364	218
Others	(809)	(945)	(747)	(543)
	₱2,222	₱2,043	₱2,284	₱2,445

Interest and other financial income

	Parent Company		Consolidated	
	Jun 2006	Jun 2005	**Jun 2006**	Jun 2005
		(Amounts in Millions)		
Interest income	₱493	₱447	₱493	₱447
Tax refund	-	-	-	-
Dividend income and others	17	(247)	28	63
	₱510	₱200	₱521	₱510

Foreign exchange losses - net

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File No. 82-3237

This account includes foreign exchange gains and losses arising from monetary assets and liabilities other than foreign currency-denominated long-term debt. Foreign exchange loss related to CERA II amounted to ₱1,003 million in June 2006 and ₱827 million in June 2005.

Provision for (recovery of) probable losses on disallowed receivables (see Note 13)

	Jun 2006	Jun 2005
	(Amounts in Millions)	
Provisions for estimated disallowed transmission line fee charges	**₱110**	₱119
Recovery of estimated disallowed transmission line fee charges	–	-
	₱110	₱119

29. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

The Parent Company also provides certain additional post-employment benefits upon retirement.

The following table summarizes the components of net benefit expense recognized in the statement of operations and the funded status and amounts recognized in the consolidated balance sheets for the respective plans.

Changes in the present value of the defined benefit obligation are as follows:

	Consolidated Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Opening defined benefit obligation	**₱11,845**	₱10,765
Interest cost	**1,421**	1,292
Current service cost	**434**	406
Benefits paid	**(849)**	(790)
Actuarial losses (gains) on obligation	–	172
Closing defined benefit obligation	**₱12,851**	₱11,845

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Change in the fair value of plan assets are as follows:

	Consolidated Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Opening fair value of plan assets	**₱3,494**	₱3,540
Actual return	**(81)**	136
Contributions by employer	**500**	608
Benefits paid	**(849)**	(790)
Fair value of plan assets, December 31	**₱3,064**	₱3,494

The Parent Company expects to contribute ₱500 million to its defined benefit pension plan in 2006.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	Retirement Plan (Consolidated)	
	2005	2004
	(Percentage)	
Equity and debt securities	**73**	78
Real properties	**24**	19
Receivables	**2**	1
Cash	**1**	2
	100	100

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

The principal assumptions used in determining pension and post-employment medical benefit obligations for the Parent Company's plans are shown below:

	2005	2004
	(Percentage)	
Discount rate	**12.00**	12.00
Expected rate of return on assets	**8.00**	9.11
Future salary increases (range)	**7.00 - 8.50**	7.00 - 8.00

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Amounts for the 2005 and 2004 are as follows:

	Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Defined benefit obligation	**₱12,851**	₱11,845
Plan assets	**(3,064)**	(3,494)
Surplus (deficit)	**(9,787)**	(8,351)
Experience adjustments on plan liabilities	–	172

Rockwell has an unfunded, noncontributory defined benefit pension plan covering all regular and permanent employees.

Rockwell has also agreed to provide certain additional long-term employee benefits to all of its employees upon retirement. These benefits are unfunded.

The following tables below summarize the components of Rockwell's net benefit expense recognized in the statements of operations and funded status:

Net benefit expense:

	Pension Plans	
	2005	2004
Current service cost	**₱2**	₱2
Interest cost	**2**	2
Actuarial loss(gain)	–	–
Net benefit expense	**₱4**	₱4

Changes in the present value of obligation:

	Pension Plans	
	2005	2004
Benefit obligation at beginning of year	**₱15**	₱16
Current service cost	**2**	2
Interest cost	**2**	2
Actuarial gain	–	(5)
Benefit obligation at end of year	**₱19**	₱15
Funded status	**₱19**	₱15
Unrecognized net actuarial gain	2	2
Accrued benefit cost	**₱21**	₱17

The rates used to determine pension and other long-term employee benefit obligations as of December 31, 2005 and 2004 are as follows:

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File No 82-[illegible]

	2005	2004
	(Percentage)	
Discount rate	**13.38**	11.35
Rate of increase in compensation	**10.00**	10.00

MIESCOR has a defined contribution benefit plan.

On a consolidated basis, pension costs and other long-term employee benefits amounted to ₱1,581 million in 2005 and ₱1,405 million in 2004.

30. Financial Risk Management Objectives and Policies

The Company's principal financial instruments, other than derivatives, comprise bank loans and overdraft, debentures, and cash and short-term investments. The main purpose of these financial instruments is to raise finance for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Parent Company also enters into derivative transactions, principally interest rate swaps. The purpose is to manage the interest rate risks arising from its sources of finance.

The main risks arising from the Parent Company's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk, commodity price risk and credit risk. The related policies for managing each of these risks are summarized below.

Cash Flow Interest Rate Risk
The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's long-term debt obligations.

The Parent Company's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Parent Company also enters into interest rate swaps, in which the Parent Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designed to minimize the Parent Company's exposure to interest rate risk in debt obligations. At December 31, 2005, approximately 23% of the Parent Company's borrowings are at a fixed rate of interest.

Rockwell's policy is to source loans with fixed interest rates whenever it's available.

The following table sets out the amount (exclusive of debt issuance costs), by maturity, of the Company's financial instruments that are exposed to interest rate risk:

2005 Fixed Rate	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
				(Amounts in Millions)			
Bank loans:							
Parent Company	604	834	834	948	948	458	4,626

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File No. 82-3237

Rockwell	–	48	–	150	–	–	198

2005 Floating Rate	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
Bank loans:				*(Amounts in Millions)*			
Parent Company	1,291	2,394	2,464	3,036	2,734	3558	15,477
Rockwell	186	422	–	–	–	–	608

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial liabilities classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Company that are not included in the above tables are noninterest-bearing or have no fixed or determinable maturity.

Foreign Currency Risk

The Parent Company's exposure to foreign currency risk is somewhat mitigated by the CERA [see Note 13(b)].

As a result of significant marketing operations in the United States, Rockwell's balance sheet can be affected significantly by movements in the US$/Euro exchange rates. It is Rockwell's policy to limit its US$-denominated sales contracts just to match the US$-denominated component of its construction costs.

Commodity Price Risk

The Parent Company's exposure to price risk is minimal. The cost of fuel is part of the Parent Company's generation cost that is recoverable from the customers through the Parent Company's generation charge.

Being in the property development business, Rockwell is exposed to fluctuations in prices of major construction materials such as cement and steel. As a policy, Rockwell manages its construction costs by entering into fixed price contracts as well as direct procurement of materials and by doing value engineering, whenever possible.

Credit Risk

The Company trades only with recognized, creditworthy third parties. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets and certain derivative instruments, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Company.

Liquidity Risk

The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of available instruments.

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31. Financial Instruments

Fair Values

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.

	Carrying Amount	Fair Value
	2005	2005
	(Amounts in Millions)	
Financial Assets:		
Cash and cash equivalents	₱14,081	₱14,081
Trade and other receivables	30,883	30,421
Available-for-sale investments	294	294
Total Financial Assets	₱45,258	₱44,796
Financial Liabilities:		
Trade and other payables	₱39,518	₱39,518
Interest-bearing loans and other borrowings*:		
Floating rate borrowings	15,144	16,503
Fixed rate borrowings	4,540	5,157
Preferred stocks	1,896	1,896
Interest rate swap	–	–
Estimated liability for project development	2,733	2,742
Customers' deposits	18,173	18,173
Customers' refund	15,523	15,523
Total Financial Liabilities	₱97,527	₱99,512

**Inclusive of debt issuance costs*

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents, and trade and other payables: Due to the short-term nature of transactions, the fair values of these instruments approximate the carrying amount as of balance sheet date.

Trade and other receivables and estimated liability for project development. The fair values of long-term trade and other receivables have been calculated by discounting the expected future cash flows at prevailing MART 1 rate plus a spread.

Available-for-sale investments: The fair values were determined by reference to market bid quotes as of balance sheet date.

Interest-bearing loans and other borrowings: The fair values were computed by discounting the expected future cash flows using the prevailing LIBOR, MART1, EURIBOR and JIBOR rates, as applicable.

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Interest rate swap: The fair values were determined as the present value of estimated future cash flows as confirmed by counter-party bank.

Derivative Instruments
As of December 31, 2005, the Company has no outstanding freestanding derivative contracts. The net realized gain (loss) that was recognized in profit or loss for 2005 amounted to ₱41 million.

As of December 31, 2004, the Parent Company has outstanding interest rate swap agreements totaling $46 million with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company has bifurcated embedded currency forwards noted in various purchases and service agreements denominated in US$, Euro and various currencies. These agreements represent only around 1% of the Parent Company's trade payables. As of December 31, 2005, the US$ agreements amounted to $7 million while the US$ and Euro-denominated agreements were $4 million and EUR1.5 million, respectively, as of January 2005.

The net unrealized gains recognized in profit or loss as of December 31, 2005 for outstanding embedded derivatives amounted to ₱12 million. Net realized loss from embedded derivatives that matured in 2005 amounted to ₱6 million.

32. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 2(c), the Parent Company has effectively overpaid income taxes estimated at ₱8,972 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. For this reason, the Parent Company exercised its right to amend its income tax returns for the years 1999 and 2002 to reflect the correct amount of income tax which was well within the three (3) year reglementary period to amend. As of December 31, 2002, total overpayment of income tax resulting from the amendment of 1999 and 2002 income tax returns amounted to ₱1,621 million. Such overpayment was fully utilized as of December 31, 2005.

On November 27, 2003, the Parent Company filed a Claim for Income Tax Refund with the BIR pertaining to taxable years 1994 to 1998, 2000 and 2001 amounting to ₱7,107 million. Pursuant to such, various Letters of Authority were issued by the BIR during the year 2004 to effect examination of books and validate the propriety of claim. The audit was finally concluded in 2005 wherein the BIR established that the refundable amount is ₱6,690 million but denied the same on ground of prescription of claim except the claim amount of ₱894 million for the year 2001 which was recognized by the BIR as having been filed on time. The

BIR will refund this to the Parent Company through issuance of Tax Credit Certificate (TCC) proportionate to its actual refund to utility customers. Such refund is shown as part of "Interest and other financial income" account in the 2005 consolidated statement of operations (see Note 28). Based on actual refund as of July 2005, TCC amounting to ₱317 million was issued on October 5, 2005. Unissued TCCs as of December 31, 2005 amounted to ₱577 million (see Note 13).

Pending audit by the BIR and to avoid the setting in of prescription to file claim in the Court of Tax Appeals (CTA), the Parent Company filed a Petition in the CTA assailing the denial by the BIR of its tax refund claim in the same amount of ₱7,107 million. The Parent Company amended the petition to reflect the audited refundable amount of ₱6,690 million less the ₱894 million the BIR granted for the year 2001. The Solicitor General filed the answer for the BIR. The case is pending proceeding in the CTA.

On February 3, 2006, the Parent Company filed a letter-request with BIR seeking a ruling or confirmation that the refund of rollback rates by the Parent Company to its customers as a consequence of the decision of the Supreme Court, are deductible from gross income as ordinary and necessary business expenses under Section 34(A)(1) of the Tax Code of 1997. In the event that the ruling is favorable to the Parent Company, it will perforce withdraw the petition filed with the CTA corresponding to the amounts that will be allowed as business expense deduction..

The major components of income tax benefit for the years ended December 31, 2005 and 2004 are:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Current income tax -		
Current income tax charge	**₱2,727**	₱1,186
Deferred income tax:		
Relating to origination and reversal of temporary differences	**(3,552)**	(2,504)
Change in tax rate	**(690)**	-
Income tax benefit reported in the consolidated statement of operations	**(₱1,515)**	(₱1,318)

Deferred Income Tax

Deferred income tax as of December 31 relates to the following:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Deferred tax liabilities:		
Appraisal increase in utility plant and others	**₱9,077**	₱9,950

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Depreciation method differential	**3,011**	3,243
Present value of customers' refund	**1,482**	–
Liability related to CERA (see Note 13)	**1,101**	1,918
Capitalized duties, taxes and interest deducted in advance	**892**	969
Capitalized interest	**812**	845
Net book value of capitalized/realized foreign exchange loss	**217**	245
Excess of effective interest rate amortization over straight-line amortization of debt issue costs	**191**	–
Others	**446**	162
Total (Carried Forward)	**17,229**	17,332

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Total (Brought Forward)	**₱17,229**	₱17,332
Deferred income tax assets:		
Provisions [see Note 2(b)]	**5,949**	3,300
Unfunded pension cost and unamortized past service cost	**3,290**	3,081
CERA (see Note 13)	**1,101**	1,918
Unrealized foreign exchange loss due to change in base rate	**927**	848
Decrement of fixed assets	**406**	341
Accrued liability on interest on deferred pass-through fuel cost	**309**	166
Allowance for probable disallowances of receivables	**296**	196
Allowance for doubtful accounts	**229**	496
Allowance for inventory obsolescence	**83**	73
Others	**251**	340
	12,841	10,759
	₱4,388	₱6,573

As of December 31, 2005 and 2004, there was no recognized deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Parent Company's subsidiaries, associate and joint venture, as:

the Parent Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;

the Parent Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date; and

the joint venture of the Parent Company cannot distribute its profits until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date.

The temporary differences associated with investments in subsidiaries, associates and joint venture, for which deferred tax liability has not been recognized amounted to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

There are no income tax consequences attaching to the payment of dividends by Company to its shareholders.

A reconciliation between the provision for income tax computed at statutory income tax rate using tax rates of 32% for period starting from January 1 to October 31 and 35% for period starting from November 1 to December 31 in 2005 and 32% in 2004, and provision for income tax as shown in the consolidated statements of operations is as follows:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Income tax computed at statutory tax rate	**(₱560)**	(₱986)
Income tax effects of:		
Change in tax rates	**(690)**	–
Nontaxable income	**(290)**	–
Nondeductible interest expense	**187**	71
Interest income subjected to a lower final tax rate	**(181)**	(149)
Equity in net earnings of investees	**(46)**	(71)
Others	**65**	(183)
	(₱1,515)	(₱1,318)

As of December 31, 2005, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	NOLCO	MCIT
		(Amounts in Millions)	
2003	2006	₱10	₱20
2004	2007	59	20
		₱69	₱40

Of the total shown in the above table, NOLCO and MCIT amounting to ₱69 million and ₱6 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.

NOLCO applied as deduction from normal taxable income amounted to ₱3 million in 2005. Expired NOLCO and MCIT amounting to ₱19 million and ₱5 million, respectively, were written off during the year.

On May 24, 2005, the President has signed into law RA No. 9337 amending certain provisions of the NIRC of 1997, as amended, which took effect on July 1, 2005, introducing the following changes:

i. RCIT rate for domestic corporations and resident and non-resident foreign corporations is increased to 35% (from 32%) beginning November 1, 2005 and the rate will be reduced to 30% beginning January 1, 2009. RCIT rate shall be applied on the amount computed by multiplying the number of months covered by the new rate within the

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fiscal year by the taxable income of the corporation for the period, divided by 12 months.

ii. Power of the President upon the recommendation of the Secretary of Finance to increase the rate of value added tax (VAT) to 12% (from 10%), after any of the following conditions has been satisfied:

VAT collection as a percentage of gross domestic product (GDP) of the previous year exceeds two and four-fifth percent (2 4/5%); or

National government deficit as a percentage of GDP of the previous year exceeds one and one-half percent (1 1/2%).

On January 31, 2006, a Revenue Memorandum Circular No. 7-2006 was issued approving the recommendation of the Secretary of Finance to increase VAT to 12% (from 10%) effective February 1, 2006.

iii. Input VAT on capital goods should be spread evenly over the useful life or 60 months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds ₱1.0 million.

iv. Input VAT credit in every quarter shall not exceed 70% of the output VAT.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

In accordance with RA No. 9337, the Parent Company no longer collects the national franchise tax of 2% on electricity consumptions starting November 1, 2005. The same law prescribes the collection of VAT on electricity generation, transmission, distribution, and supply. Implementation of the VAT on customers' bills is in accordance with ERC Resolution No. 20, Series of 2005 which prescribes the Guidelines Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Electric Power Industry.

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33. Contingencies

a. Contingent assets

a. As of December 31, 2005, the Parent Company has a contingent asset amounting to ₱ 4,122 million consisting of under-recoveries for Transmission Charge of ₱3,316 million and for System Loss Charge of ₱806 million. These under-recoveries accumulated in the absence of an adjustment mechanism for these two charges when the unbundled rates were implemented.

While an automatic adjustment mechanism for the system loss charge was authorized by the ERC for implementation starting November 2004, the guidelines prescribing a recovery mechanism for the under-recoveries on the system loss charge for prior periods promulgated by the ERC on November 23, 2005 became effective only on January 12, 2005.

Based on these guidelines, the Parent Company can already start recovery of ₱284 million in unbilled system loss charges. Implementation of the recovery is through a ₱0.0084 per kWh adjustment to the system loss charge for all consumptions starting with the Parent Company's February 2006 billing and to continue until the amount is fully collected.

While the Guidelines on the Adjustment of Transmission Rates by Distribution Utilities were already promulgated last September 28, 2005, the said guidelines do not prescribe a recovery mechanism for the under-recoveries in transmission charges for prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,107 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents. The BIR examination resulted to net income tax refund of ₱6,690 million subject to a resolution of the issue on prescription which is being heard by the CTA. The BIR allowed the Parent Company an income tax refund for the year 2001 of ₱894 million. The Parent Company amended its Petition in the CTA to use the recoverable amount established by the BIR.

b. Contingent liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now on appeal with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

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To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover this type of tax assessment similar to the pass-through mechanism on franchise taxes. The first and only hearing on the application was conducted on May 23, 2005. The case is still pending approval by the ERC. The Parent Company believes that under a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome (1) and (2) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(3) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Parent Company's financial position and results of operations.

34. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

Settlement Agreement

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to the ERC for approval

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Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly billing adjustment based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the billing adjustment and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱42,157 million as of December 31, 2005 and 2004. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy off-take from NPC. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amounts as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills nor did it set up a corresponding receivable from its customers.

Meanwhile, on March 24, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱9,787 million for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

Following a mediation process undertaken between March to June 2003, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,515 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003 plus the quantity it intends to buy until December 31, 2004 with the IPPs being dispatched at contract levels. This amount is subject to adjustment from the date of signing based on the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly-connected customers located in the Parent Company's existing franchise areas, totaling ₱7,465 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated

schedule of its IPPs, thereby ensuring the dispatch of the Parent Company's IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

In a joint compliance to the ERC dated January 20, 2006, the Parent Company and the NPC showed that since the Parent Company's actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by the ERC has been reduced from ₱20,050 million to ₱14,320 million.

Hearings on the joint application have already been completed and the case is now for resolution by the ERC.

Transition Supply Contracts

The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA No. 9136. In an Order dated January 4, 2005, the ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC/Power Sector & Liabilities Management Corporation (PSALM) engaged in numerous negotiations for the TSC in 2005, but failed to reach a mutually acceptable agreement. Because of the impasse in the TSC negotiations, the ERC issued a Decision on November 7, 2005 promulgating an Economic Dispatch Protocol that will govern the dispatch of all generating units in the Luzon Grid (i.e., covering NPC's plants and IPPs and the Parent Company's IPPs) during the TSC period. In the Decision, the ERC gave the parties until December 9, 2005 to submit a TSC. This deadline was extended to January 20, 2006 in a subsequent Order by the ERC dated December 15, 2005.

Following a Motion for Extension of Time filed by NPC/PSALM on January 20, 2006, the ERC granted an additional 90 days for the parties to file their duly executed TSC with the ERC. It also directed the parties, as well as TransCo, to "maintain the status quo with regard to any service that they are rendering in order to prevent any power service interruptions that may be related to the issues being resolved..." On February 9, 2006, NPC/PSALM filed a Motion for Reconsideration of the ERC's Order dated December 15, 2005, specifically pertaining to the term of the contract, firm volume commitments on the part of the Parent

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Company, the imposition of minimum/premium charges, and re-dispatch procedures. It also asked the ERC to hold in abeyance the 90 day extension granted pending the resolution of the issues. The Parent Company filed its comments on NPC's Motion for Reconsideration on March 16. 2006.

Total purchased power from NPC amounted to ₱33,615 million and ₱31,648 million for the six months ended June 30, 2006 and 2005, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo for the first half of 2006 and 2005 amounted to ₱7,564 million and ₱8,873 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with IPPs, FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

In compliance with Section 33 of EPIRA which mandates distribution utilities seeking to recover their stranded costs to mitigate their potential stranded costs by making "reasonable best efforts" to reduce the costs of their existing contracts with IPPs, the Parent Company took the steps in renegotiating its contracts with QPPL, FGPC, and FGP Corp. To make the contract review process transparent and to ensure that the renegotiations were done at arm's length, the Parent Company's Board of Directors created a three-man Independent Review Committee composed of Messrs. Margarito Teves, Carlos Dominguez and Emilio Vicens.

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On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity factor level. The signed Amendment was submitted to the ERC for approval on March 12, 2004. Public hearings have been completed and the Amendment has been submitted to the ERC for its decision.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱16,954 million and ₱8,579 million for the six months ended June 30, 2006 and 2005, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of, the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is

obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. These negotiations led to the filing of an amendment to the contract (Amendment No. 3) at the ERC. However, due to certain concerns raised by the ERC, this petition was withdrawn by the Parent Company on March 4, 2003.

Despite the withdrawn filing in 2003, the Parent Company continues to hold negotiations with QPPL on the amendment of the contract and the settlement of the transmission line issue.

The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to the ERC for approval.

Total power purchased from QPPL amounted to ₱8,143 million and ₱6,927 million for the six months ended June 30, 2006 and 2005, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Parent Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate ("blended rate") took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Parent Company. On November 22, 2004, the ERC permanently approved the blended rate for Duracom but advised the Parent Company and Duracom to renegotiate the pricing scheme, taking into consideration Duracom's true cost as an embedded generator.

Pursuant to the ERC's directive in its November 22, 2004 Decision, the Parent Company filed an application for the amendment and interim extension of the contract with Duracom on January 17, 2006. The amended contract seeks to change the basis for Duracom's rate from the weighted average of the Parent Company's purchased power cost from NPC, QPPL, FGPC and FGP Corp., to NPC's Time-of-Use (TOU) Rates. The contract extension is only up to December 25, 2006 or until the Parent Company and Duracom have agreed to a sign a new contract altogether, whichever comes first. The TOU-based rates are intended to provide rate relief to Duracom, which, being an oil-fired power plant, has been severely affected by the worldwide increases in the price of oil. The only hearing on the case was held last February 16, 2006 and the application is now submitted for decision of the Commission.

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Details of purchased power follow:

	1st Half 2006	1st Half 2005
	(Amounts in Millions)	
NPC	**₱33,615**	₱29,344
FGPC and FGP Corp.	**25,533**	24,365
Transco	**7,564**	8,875
QPPL	**8,143**	6,927
Duracom and others	**1,420**	2,133
	₱76,275	₱71,644

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009	14,297	67,797
2010 & onwards	218,180	1,033,006

** Based on MEQ rates*

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA No. 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA No. 9136 empowers ERC to amend the system loss caps set by RA No. 7832. In an Order dated November 16, 2005, the ERC moved the filing of the proposed caps to April 30, 2006.

f. Operating Lease Commitments

Rockwell has entered into commercial property leases on its investment property portfolio. These non-cancellable leases have remaining terms of between one and two years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Rockwell has existing lease agreements for its condominium units held for lease ranging from one to two years, renewable upon mutually acceptable terms. Total lease revenue amounted to ₱1 million in 2005 and ₱10 million in 2004.

g. Capital Commitments

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Rockwell entered into a contract in relation to the construction of the "Manansala" condominium project for superstructure works with SKI and FPBB. The contract amounted to a fixed fee of ₱1,700 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and was completed in December 2005. Total payments made to SKI and FPBB amounted to ₱1,600 million as of December 31, 2005.

Rockwell entered into a contract with A.B. Ison Pilot Construction and Trading Corporation for the bulk excavation work of the "Joya" condominium project. The contract sum for the work amounted to ₱29 million, inclusive of all local and national taxes, overhead, and cost of labor and materials and all costs necessary for the proper execution of the work. Excavation work started in August 2004 and was completed in February 2005.

In 2005, Rockwell entered into a contract with Hilmarc's Construction Corporation for the substructure works of the "Joya" condominium project at a fixed sum of ₱2,562 million, inclusive of all pertinent local and national taxes, cost of labor and materials, overhead, and all costs necessary for the proper execution of the work. Substructure works started in March 2005 and is expected to be completed in June 2008.

35. Earnings(Loss) Per Share

Loss per share is calculated by dividing the net loss for the period attributable to common shareholders net loss for the period less dividends on preferred shares by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted loss per share, the net loss attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

	Jun 2006	Jun 2005
	(Amounts in Millions Except Shares and Per Share Data)	
Net loss attributable to equity holders of the Parent (a)	**₱930**	(₱583)
Shares:		
Weighted average common shares - beginning	**1,009,136,567**	1,009,043,198
Additional (cancelled) subscriptions (see Note 20)	**0**	0
Weighted average common shares - basic (b)	**1,009,136,567**	1,008,891,057
Number of shares under option (see Note 20)	**0**	4,152,806
Weighted average number of shares that would	**0**	(3,907,296)

	Jun 2006	Jun 2005
have been issued at fair value		
Adjusted weighted average common shares - diluted (c)	**1,009,136,567**	1,009,288,708
Per Share Amounts:		
Basic loss per share (a/b)	**₱0.922**	(₱0.578)
Diluted loss per share (a/c)	**₱0.922**	(₱0.578)

The effect of the exercise under the Employee Stock Ownership Plan (see Note 19) is anti-dilutive for the years ended December 31, 2005 and 2004. Accordingly, diluted EPS is the same as basic EPS.

36. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

   Presented below are the Parent Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2005 and 2004, translated to peso at the following exchange rates:

	2005	2004
US Dollar	**53.0900**	56.2800
Japanese Yen	**0.4503**	0.5460
Euro	**62.8207**	76.6019
Swiss Francs	**40.3000**	49.6488

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2005						
	Foreign Currency				Equivalent	Equivaler
	US Dollar	Japanese Yen	Euro	Swiss Francs		
	(Amounts in Millions)					
Monetary assets	$336	¥–	€–	CHF–	₱17,880	₱14,828
Monetary liabilities	645	5,057	3	2	36,791	38,747
Net	$309	¥5,057	€3	CHF2	₱18,911	₱23,919

b. RA No. 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The IRR were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Parent Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kWh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its sub-transmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

Following the enactment of EPIRA in June 2001, the implementation of its various provisions continued in 2005.

Distribution Wheeling Rate Guidelines. In accordance with the authority given to the ERC by Sec. 43 of EPIRA to "adopt alternative forms of internationally-accepted rate-setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate-fixing scheme more commonly known as performance-based ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance and capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

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Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. (CEPALCO) and Dagupan Electric Corporation (DECORP).

The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities shall file to the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Wholesale Electricity Spot Market. The year 2005 also saw the Philippine Electricity Market Corporation, or PEMCO, finalizing its preparations for the commercial operations of the wholesale electricity spot market, or WESM, as envisioned by Sec. 30 of EPIRA.

To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures. For its governance structure, the PEMC Board is selecting members to the committees that will assist it in overseeing the operation of the WESM. These committees include the Market Surveillance Committee, Dispute Resolution Administrator, Rules Change Committee, Technical Committee, and the PEM Auditor.

Presently, the PEMC and the DOE are seeking regulatory approval of key market rules, particularly, the market's price determination methodology (PDM), the setting of market fees, and the administered price.

The WESM was launched last June 23, 2006 and is now fast gaining acknowledgment from various sectors. Energy Secretary Raphael P. M. Lotilla signed Department of Energy Circular 2006-06-0008 on June 23 that officially started the commercial operations of the energy market for the entire Luzon Grid. This early, WESM is posing potentially good results, with power requirements sold at a lower cost compared to the prices of other power producers. For the period covering from June 26, 2006 to July 23, 2006, the Parent Company has taken 47% of its supply from the spot market.

WESM	47%
First Gas	39%
Quezon Power	12%
Duracom	2%

Preparations for Retail Competition. The ERC has been laying down the framework for the eventual introduction of retail competition and open access, in accordance with Sec. 31 of EPIRA. The framework, known as the "seven pillars", is a set of regulations that are intended to encourage and govern competition in the retail supply market.

Of the seven, three have been promulgated, the Business Separation Guidelines (September 2003), the Retail Electricity Supplier Licensing Guidelines (July 2005), and the Distribution Service and Open Access Rules (January 2006). Currently, the ERC is soliciting comments on a draft Code of Conduct for Retail Market Participants and the proposed

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Supplier of Last Resort (SoLR), Guidelines, the draft Manual of Uniform Business Practices, and a revised Competition Rules and Complaints Procedures.

The ERC also announced that it would be conducting public consultations on a possible revision of its timeline for implementing retail competition. In an earlier Resolution (dated September 2004), the ERC set the commencement of retail competition in Luzon Grid for July 1, 2006.

Removal of Cross-Subsidies. Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 Order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Sec. 74 of EPIRA.

Transfer of TransCo's Subtransmission Assets to Distribution Utilities. Early last 2005, negotiations between the Parent Company and TransCo on the transfer of the latter's sub-transmission assets (STAs), as provided for by Sec. 8 of EPIRA, stalled following a disagreement regarding the classification of TransCo's Dasmariñas-Rosario facilities, which serve both the Parent Company and the Cavite Economic Zone. The matter was brought before the ERC, which ruled in November 7, 2005 that the said facilities are sub-transmission assets and not transmission facilities.

Following the ERC's ruling, last November 22, 2005, the Parent Company wrote TransCo to indicate the Parent Company 's desire to resume negotiations for the purchase of TransCo's STAs in the Parent Company's franchise area. Negotiations are currently ongoing.

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COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the Quarterly Period Ended September 30, 2006]
(Form Type)

PW-102
(S. E. C. Registration No.)

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File No. 82-3237



SECURITIES AND EXCHANGE COMMISSION

'06 NOV 13 A9:17

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** September *30, 2006*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*603,820,734*
Class "B"	-	*402,576,796*
Total	-	*1,006,397,530*

Amount of Debt Outstanding: *P115.93 Billion (as of August 31, 2006)*

11. **Are any or all of these Securities listed on a Stock Exchange?**

    Yes [x] No [ ]

    If yes, the name of such Stock Exchange and the class/es of Securities:

    Philippine Stock Exchange *Class A and B*

12. **Indicate by check mark whether the registrant:**

    (a) **has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports):**

    Yes [x] No [ ]

    (b) **has been subject to such filing requirements for the past ninety (90) days:**

    Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2006 Third Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2006 Third Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President/Assistant
Corporate Secretary and
Information Disclosure Officer



DANIEL D. LAGAZA
Executive Vice President and
Chief Financial Officer

Date: November 13, 2006

cc: Philippine Stock Exchange (PSE) - ODiSy

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Three Months Ended September 30, 2006

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 50.352 pesos to the dollar at September 30, 2006, as compared to 56.134 pesos to the dollar at September 30, 2005.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission (ERC) regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine Financial Reporting Standards (PFRSs).

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 25 cities and 86 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately

25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of the Company's franchise, the terms and conditions of its services, the rates that it charges its customers, the rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**

   Net Profit margin measures the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

   Net Profit margin shall be calculated as the ratio of the Net Profits After Taxes to Sales.

	(Amounts in ₱ millions)	
	3rdQtr'06	**3rdQtr '05**
Net Income(Loss) Attributable to Equity Holders of the Parent Company	516	(479)
S a l e s (Revenues)	46,412	45,529
Ratio	**1.11%**	**(1.05%)**

The Company incurred a net income attributable to equity holders of the Parent Company, amounting to ₱516 million for the quarter ended September 30, 2006, 207.7% higher than the net loss of ₱479 million for the same period last year.

2. Return on Assets (ROA)

ROA measures the overall effectiveness of the distribution utility in generating profits with its available assets.

ROA shall be calculated as the ratio of net profits after taxes to average total assets.

	(Amounts in ₱ millions)	
	3rdQtr '06	**3rdQtr '05**
Net Income Attributable to Equity Holders of the Parent Company	516	(479)
Average Total Assets	168,026	162,557
Ratio	**0.31%**	**(0.29%)**

	Sep'06	Sep '05	Sep '04
Total Assets	167,600	168,452	156,662
Average	**168,026**	**162,557**	

The net income posted by the Parent Company for the quarter ended September 30, 2006 was 207.7% higher compared to net loss amounting to ₱479 million in the same period last year, due mainly to lower expenses, from ₱46,320 million last year to ₱45,908 this year.

Efficiency Ratio

3. Sales to Assets Ratio

	(Amounts in ₱ millions)	
	3rdQtr '06	**3rdQtr '05**
Sales (Revenues)	46,412	45,529
Average Total Assets	168,026	162,557
Ratio	**0.28**	**0.28**

The Sales-to-Assets Ratio measures the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be

calculated as the ratio of sales to average total assets. The average total assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficient the assets of the distribution utility have been used.

The 1% sales growth coupled with the increase in purchased power costs of the Parent Company, are the main reasons behind the year-on-year flat Sales to Assets Ratio.

Liquidity Ratio

4. Quick Ratio

Quick ratio measures the safety margin for the payment of current debt of the distribution utility. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in ₱ millions)	
	3rd Qtr '06	**3rd Qtr '05**
Cash + Marketable Sec. + Receivables	38,341	41,908
Current Liabilities	53,688	39,973
Ratio	**0.71**	**1.05**

Summary of accounts:		
Cash on hand and in banks	2,947	2,684
Short-term investments	2,299	9,314
Receivables - net	33,095	29,910
Total	38,341	41,908
Current Liabilities:		
Notes Payable	305	388
Trade and other payable	48,398	32,279
Customers' refund - current	1,982	4,638
Interest bearing loans - current portion	3,003	2,668
Total	53,688	39,973

The Company's quick ratio decreased due mainly to increased trade and other payables, from ₱32,279 million as of September 30, 2005 compared to ₱48,398 million as of September 30, 2006.

Leverage Ratio

5. Debt Ratio

Debt ratio measures the degree of indebtedness of the distribution utility and also measures the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio measures financial leverage for the Distribution utility, and is calculated as the ratio of the total long term debt to total long-term capital.

	(Amounts in ₱ millions)	
	3rdQtr '06	**3rdQtr '05**
Total Long-term Debt plus Equity	54,322	62,812
--	--------	---------
Total Long-term Capital (Equity)	39,666	37,681
Debt Ratio	**1.37**	**1.67**

The total long-term debt shall include long-term debt and the value of leases.

Interest bearing loans - net of current portion	11,653	22,463
Interest bearing loans - current portion	3,003	2,668
Total	14,656	25,131

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	39,666	37,681
Total Long-term debt plus equity	**54,322**	**62,812**

Debt ratio abruptly improved due mainly to Parent Company's prepayment of long-term debt to ADB amounting to ₱4,008 million.

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(i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the Parent Company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries
- Volume Sales
- Electricity Supply
- Philippine Economic Conditions
- Currency Exchange Rates
- Industry Restructuring

Regulated Rates and Cost Recoveries

The Parent Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Parent Company's rates are set (with the approval of the ERC) to permit the Parent Company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the Company's Return On Rate Base (RORB). The Parent Company's rate structure also permits them to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court (SC)'s final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Parent Company's net utility plant in service at the end of the relevant period plus one-sixth of the Parent Company's annual operations and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of Energy Regulatory Board (ERB) and court decisions and appeals that began in 1998. The SC's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting over-billings for the period from February 1994 through May 2003. Before the issuance of the SC's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Parent Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes into account replacement cost, the Parent Company's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly ERB) has approved six increases in the Parent Company's basic rates since 1981 and the

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most recent increase was granted in May 2003. Historically, the Parent Company's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the SC stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants the Parent Company rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increase for the Parent Company approved in May 2003, the ERC has approved tariffs for the Parent Company based on the Parent Company's weighted average cost of capital (WACC) for 2000 of 15.5%, as determined by the ERC.

In accordance with the authority given to the ERC by Section 43 of EPIRA to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005. DWRG embodies a new rate-fixing scheme more commonly known as Performance-Based Ratemaking (PBR). Participating utilities shall file with the ERC a PBR rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the PBR methodology [see Note 36(b)] of the Consolidated Financial Statements.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Parent Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operations and maintenance expenses. On October 13, 2004, the ERC approved the guidelines for the automatic adjustment of generation rates and system loss rates by distribution utilities. Amendments to the guidelines were issued by the ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the Generation Rate Adjustment Mechanism (GRAM) and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

The Parent Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing the total power sold and used

by the Parent Company by the total power purchased. The Parent Company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2005, the Parent Company's system loss improved over last year by 0.89% percentage points, from 11.1% in 2004 compared to 10.21% in 2005. For the 3rd quarter of 2006, the recorded system loss was higher by 0.93 percentage points to 9.84% from last year's 3rd quarter system loss of 8.92%. The apparent deterioration in the 3rd quarter 2006 system loss was mainly attributable to the increase in the consumption at the latter part of the bulk energy billing cycle, which was not reflected in the retail sales since most meters have been read by that time. Sales, however, will be captured during the next billing period. Thus, we expect a correction of the pattern by the 4th quarter.

Volume Sales

The Parent Company primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is positively correlated with the level of economic growth of the Philippines. The Parent Company experienced sales volume growth at a compound annual growth rate of 3.3% from 2001 to 2005. With the 2005 GDP growth of 5.1%, the Parent Company's sales volume in 2005 increased by 0.6% over 2004, with sales volume of 24,806 gwh in 2005 compared to 24,660 gwh in 2004. This growth was primarily due to more robust commercial and slightly on industrial sales. For the five-year period 2001 to 2005, residential and commercial sectors recorded compound annual growth rates of 1.7% and 3.9%, respectively. Growth in the industrial sector registered a compound annual growth rate of 2.0% for the same periods.

GWH sales slightly decreased 0.3% to 6,438 gWh in the 3rd quarter of this year compared to the same period in 2005. The slight decline could be attributed to shorter billing days for the period, the effect on sales of August 21 being declared a holiday this year, relatively cooler weather, and the effects of Typhoon "Milenyo". Despite this, however, year-to-date overall gWh sales still managed to increase by 1% over the same period last year.

Year-on-year, the Parent Company's energy sales for 2006 managed to grow by a flat 1.0% to 18,763 gWh compared to the same period in 2005 with March volume sales registering its highest level in the past five years.

Electricity Supply

The Parent Company does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as National Power Corporation (NPC) and Independent Power Producers (IPPs). The Parent Company is dependent on NPC for power, although its dependence has been decreasing in recent years and the Company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2005, the Parent Company purchased approximately 53.0% of its requirements from NPC, down from 51.5% in 2004 and also lower at 49.1% in 2003. The Parent Company's 10-year power purchase agreement with NPC expired in December 2004. This allows the Parent Company to

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source more of its power from other sources, such as IPPs with which the Parent Company has contracted.

The year 2005 also saw the Philippine Electricity Market Corporation (PEMC) finalizing its preparations for the commercial operations of the Wholesale Electricity Spot Market (WESM), as envisioned by Section 30 of EPIRA Law. To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures.

The Philippine WESM, where electricity is traded in real time as a commodity in the spot market, began commercial operations on June 23, 2006. The role of WESM in the overall energy market reform agenda is to create a fair, transparent and reliable trading environment that will attract investments and encourage healthy competition. The WESM is open to all generating companies, distribution utilities, suppliers, bulk consumers/end-users and other similar entities authorized by the ERC.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the number of customers. Since the Parent Company's franchise area historically accounted for approximately 50% of the Philippines' GDP, the Parent Company believes that improvement in economic growth may bring growth in demand for electricity and hence, demand for the Parent Company's services. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 4.6%, compared to 3.7% during the years 1994 to 1998. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 5.1%, compared to 4.4% during the periods 1994 to 1998.

Total customers grew at a compound annual rate of 7.6% for the periods 1998 to 2004 and 3.6% for the periods 1999 to 2005. Luzon Grid-Derived Peak demand for the Parent Company's system grew at a compound annual rate of 2.3% during the periods 1999 to 2005 and 9.2% during the periods 1994 to 1998. Recently, the Parent Company chose to shift to the use of metered data gathered from its own metering facilities to measure peak demand in its own system. For the periods 1999 to 2005, metered peak demand grew at a compound annual rate of 4.3%.

Based on publicly available information, the Parent Company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The Parent Company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower prices for the Parent Company's power could also help reduce current incentives to industrial users to engage in self-generation.

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Currency Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Parent Company's operating results and financial condition in a number of respects. While all the Parent Company's revenues are denominated in pesos, as of September 30, 2006, approximately 77.6% of the principal amount of indebtedness, most of the capital expenditures, a substantial portion of the power purchase costs and interest expense and a small portion of operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from an average of ₱26.376: US$1.00 on June 30, 1997, to ₱50.352: US$1.00 as of September 30, 2006.

Adjustments approved pursuant to the Currency Exchange Rate Adjustment (CERA) mechanism will permit the Parent Company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the Parent Company's foreign currency-denominated operation and maintenance expenses and principal payments of foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under CERA. Approval of adjustments to the Parent Company's basic distribution rates (which have been granted seven times since 1981) would be required in order to recover increased capital expenses through an increase in the Parent Company's rate base. Foreign exchange losses from increases in interest expense on foreign currency - denominated debt are reflected in the Parent Company's financial statements as interest and other financial charges.

Following a period of significant peso depreciation, the consequences to the Parent Company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operations and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the Parent Company's payment obligations or budgeted capital and other spending. The Parent Company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the Parent Company's rates and pass-through costs.

- The principal amount of, and interest expense on, the Parent Company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the Parent Company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the Parent Company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Parent Company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the Parent Company's customers and franchise territory have borne net subsidies for other customers and regions.

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Recent Developments

ERC promulgates rules on Distribution Services and Open Access Rules (DSOAR)

The ERC issued recently the rules and regulations for distribution utilities in preparation for retail competition and open access. This document supersedes the 1995 ERB resolutions No. 95-21 and 95-368 which pertain to the rules and regulations governing the operation of electric power services.

Under Article I – General Provisions of the DSOAR, it states that:

"The purpose of the DSOAR is to set forth the terms and conditions related to the provision of Connection Assets and Services, service to the Captive Market, Supplier of Last Resort service to the Contestable Market and unbundled Distribution Wheeling Service provided to the Contestable Market". The DSOAR recognizes that EPIRA created a variety of services for distribution utilities like the Parent Company, like the unbundling of bills and the forthcoming open access.

DSOAR incorporates the uniform filing requirements as the basis for establishing the distribution utilities' regulated service rates. Purchased power and transmission costs are passed-through and the distribution utilities will procure energy for distribution system losses to be paid by the Retail Electricity Supplier and end-users. The ERC conducted public consultations for DSOAR on June 16 to 17 and July 14, 2005.

The final document was published on February 2, 2006 and reported with the UP-DONAR on March 10, 2006. It is now in force.

DWRG

In accordance with the authority given to the ERC by Section 43 of EPIRA Law to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the DWRG last December 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate fixing scheme more commonly known as Performance-Based Ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance, capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. and Dagupan Electric Corporation. The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities must file with the ERC a rate

application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Last March 17, 2006, ERC released its Performance Scheme Framework, providing more details on the incentive scheme to be implemented under the DWRG, the ERC-promulgated PBR framework for private distribution utilities. In addition to the asset revaluation process which started last March 7, 2006 for the Parent Company, various preparations are also underway for a rate filing under PBR.

Last September 1, 2006, Meralco filed its first rate application under the Energy Regulatory Commission's (ERC's) performance-based regulation (PBR). Meralco is one of the three investor-owned distribution utilities to begin the shift to PBR, the others being Cagayan Electric Power and Light Company (CEPALCO) and Dagupan Electric Corporation (DECORP). The ERC is planning on releasing its final determination on Meralco's application by May 31, 2007, so that PBR-based tariffs will be in place by July 2007.

Removal of Cross-Subsidies

Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Section 74 of EPIRA Law.

Unbundling Rate Case Filed with the Supreme Court

On January 24, 2005, the Court of Appeals (CA) upheld its July 22, 2004 ruling that annulled and set aside ERC's March 20, 2003 Decision and May 30, 2003 Order on the unbundling of the Parent Company's tariffs. It remanded the case back to the ERC for further proceedings and ordered the ERC to direct the Commission on Audit (COA) to conduct an audit of the Parent Company's books, records, and accounts. The ERC-approved unbundled charges which the Parent Company implemented starting June 2003 incorporated an increase of ₱0.17 per kWh over May 2003 levels. This consists of an ₱0.0835 per kWh increase in generation and transmission charges and an ₱0.0865 per kWh hike in company-related charges. It should be noted that the Parent Company's May 2003 rate levels still included the ₱0.167 per kWh income tax component of the bundled rate which was the subject of a refund/rollback order of the SC.

The ERC filed with the SC on February 11, 2005 a petition for the High Court to set aside the CA rulings and to reinstate and affirm its Decision and Order on the Parent Company's unbundling and rate hike petition. The Parent Company also filed a Petition for Review with the SC last March 11, 2005. In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

- There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;
- The ERC has stated in no uncertain terms that although the ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and
- Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

As of October 27, 2006, the Supreme Court has not ruled on the Parent Company's petition.

GRAM

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and IPP Costs or the GRAM. The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed with the ERC for approval. The GRAM Implementing Rules did not require publication nor the conduct of public hearings on filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kWh in accordance with the GRAM Implementing Rules.

The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the SC questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

On September 1, 2006, the ERC ordered Meralco to stop collecting from its consumers adjustments in its generation charge authorized under an automatic mechanism in ERC Case NO. 2004-112. This is in accordance with the August 16, 2006 resolution of the Supreme Court which invalidated and declared void the June 2, 2004 order of ERC. The Supreme Court voided the implementation of the GRAM as the latter did not pass through public hearings. On September 11, 2006, the Parent Company has committed to refund its customers for the disallowed GRAM related charges starting in January 2007.

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Customer Refund

Following the SC decision in 2003 alleging that the Parent Company had overcharged customers over the periods February 1994 to May 2003, the Parent Company was ordered to refund customers ₱30.3 billion. The refund schedule for the Parent Company was split into four phases of which the first three have been completed, totaling ₱11.6 billion. Phase Four is ongoing and will involve approximately ₱18,689 million for commercial, industrial and streetlighting customers, which comprise the Parent Company's largest customers.

In an order dated December 21, 2004, the ERC denied the motions filed by GMA Network, Inc., RGMA Network, Inc. and NASECORE requesting the Commission to compel the Parent Company to pay interest on refund. On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a petition in the CA praying that the Parent Company be ordered to refund the amounts due to them plus 6% interest per annum from February 1994 to April 9, 2004 and 12% per annum from April 9, 2004 until the refund is fully paid.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that that the refund amounts do not earn interest.

Results of Operations

Three Months Ended September 30, 2006 compared to Three Months Ended September 30, 2005

Parent Company

I. NET INCOME (LOSS)

The company realized a modest net income of ₱229 million for the 3rd quarter of 2006. Although it was a turnaround from a net loss of ₱479 million in the same period last year, compared to the 2nd quarter net income of ₱1,115 million, this was a decrease of 79.5%. Year-to-date (YTD) cumulative earnings for 2006, on the other hand, reached ₱596 million, or a 156.1% improvement from a net loss of ₱1,061 million in the same period in 2005.

In compliance to the principles of consistency and conservatism, the company continued to make provisions for probable losses related to the rate unbundling case still pending with the Supreme Court (SC). For the 3rd quarter ended September 30, 2006, total provisions was ₱1,591 million while YTD provisions amounted to ₱4,621 million, thereby reducing the Company's net income. Without the provisions, estimated net income for the 3rd quarter would have been P1.26 billion net of tax while YTD net income for the nine months of the year would have been ₱3.60 billion.

II. REVENUES

For the 3rd quarters ended September 30, 2006 and 2005, revenues grew by 1.9% year-on-year from ₱44,621 million to ₱45,463 million. The nine-month period, on the other hand, also showed an increase in revenues by as much as 5.7 % to ₱134,969 million.

III. EXPENSES (INCOME)

The decrease in total expenses this quarter over the same period last year was at 0.5% from ₱45,502 million to ₱45,279 million. The nine-month figure registered a 4.0% increase to ₱134,332 million. Major components of these expenses were purchased power, operations and maintenance and depreciation.

Purchased power cost increased by 1.5% to ₱40,095 million in the 3rd quarter. On the nine-month period, the increase was 4.7% to ₱116,371 million. The components were as follows:

> Recoverable purchased power cost (the cost up to the 9.5% system loss cap) - increased by 0.5% to ₱39,948 million for the 3rd quarter and 4.5% to ₱114,475 million for the nine-month period.
>
> Unrecoverable purchased power cost (system loss in excess of the cap) increased by 169.9% to ₱147 million this quarter. In a nine-month period, this increased by 14.4% to ₱1,895 million this year.

Operations and maintenance expenses increased by 14.6% this quarter compared to the 3rd quarter of last year from ₱2,044 million to ₱2,342 million. Nine-month operations resulted to an increase of 18.6% from ₱6,004 million in 2005 to P7,123 million in 2006.

Operating income before provision for probable losses for the 3rd quarter of 2006 compared with the same period last year increased 1.5% from ₱1,966 million to ₱1,996 million. This was due to the higher level of operating revenues and modest increase in purchased power cost of 0.5%. The nine-month period also revealed an increase in operating income before provision for probable losses of 7.1% to ₱9,805 million.

Operating income before provision for probable losses can be derived by deducting from total revenues the purchased power costs up to system loss cap, operations and maintenance, depreciation and amortization and taxes other than income tax.

IV. INCOME PER SHARE

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As a result, Income per share for the 3rd quarter of the year (excluding depreciation on appraisal increase) increased by 12.8% to ₱0.121.

V. CAPITAL EXPENDITURES

Capital expenditures in the quarter increased by 3.38% over last year to ₱1,072 million. As of September 30, 2006, total capital expenditures went up by 4.70% to ₱3,253 million.

VI. FINANCIAL IMPACT OF TYPHOON "MILENYO"

For purposes of recording transactions, significant amount of damages brought about by typhoon "Milenyo" and cost of repairs and restoration were practically being taken up in the month of October since the typhoon occurred in the last few days of September. Nevertheless, as of October 17, 2006, our records showed partial accumulated charges relating to the said calamity for the amount of ₱116.31 million. Of this total, about 27% was charged to operations while 73% was charged to capital expenditures specifically relating to restoration of electric facilities.

OPERATIONAL HIGHLIGHTS (Parent Company)

I. GWH SALES and BILLING KW DEMAND

GWH sales slightly decreased 0.3% to 6,438 GWH in the 3rd quarter of this year compared to the same period in 2005. The slight decline could be attributed to shorter billing days for the period, the effect on sales of August 21 being declared a holiday this year, relatively cooler weather, and the effects of Typhoon Milenyo. Despite this, however, YTD overall GWH sales still managed to increase by 1% over the same period last year.

The Commercial segment continued to lead GWH sales growth, increasing by 3.1%, driven by growths in Retail Trade, Transport and Storage Services together with the Real Estate sub-segment.

Retail Trade growth was fueled by the continuing expansion of malls such as the SM Mall of Asia, SM Supercenter, and SM Sta. Rosa, which opened in the 2nd quarter. The MC Mall in Pasig City and Pilipinas Makro in Mandaluyong City are retail outlets that were added into the grid in the third quarter. In totality, 63 major malls were operating in the franchise area with total sales of 312 GWH or 12.8% of commercial sales in the third quarter this year.

Transport and Storage Services on the other hand, sustained growths with the increase in grid consumption of the NAIA terminals, while the Real Estate upswing was maintained through the steady operations of Business Process Outsourcing (BPO) offices including call centers and IT-related businesses.

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The Industrial segment registered a modest growth of 0.3% in the 3rd quarter, fueled by demand for manufactured products from the Electrical Machinery, Beverage, Leather Products, and Paper Products sub-segments. With rising fuel prices during the period, self-generating companies opted to avail of lower priced grid power. This cushioned the negative impact of One Day Power Sales (ODPS) Program's suspension from June 26 to July 16, 2006, as self-generating companies opted to avail of power from the grid, resulting to a 110% increase in the native or baseline Meralco consumption of ODPS customers. With the resumption of the ODPS in the middle of July, ODPS availment bounced back to normal levels enabling the Industrial segment to end the quarter with a positive growth.

Residential sales continued to pull down overall gWh sales, declining 4.4% in the 3rd quarter of the year. This was due to cooler weather, energy conservation efforts of this segment in response to fuel price increases, and the effects of franchise-wide power interruption caused by Typhoon Milenyo.

Year-to-date gWh sales growth was led by the commercial segment, improving 3.6%, followed by the industrial segment at 2.2%. Sales from the residential segment, however, declined by 2.7%.

Overall Billing KW Demand increased by 2.1% in the third quarter of 2006 while year-to-date Billing KW Demand increased 2.6%.

II. AVERAGE RETAIL RATE

The average retail rate for September 2006 rose 6.3% to ₱7.75/KWH from ₱7.29/KWH in the same period in 2005. On a per customer class basis, the comparative figures are as follows:

Customer Class	September 2005 Average Rate (P/KWH)	September 2006 Average Rate (P/KWH)
Residential	7.68	8.54
Lifeline	5.06	5.76
Non-lifeline	8.06	8.97
Commercial	7.50	7.82
GS, Small and Medium	7.97	8.48
Large	7.29	7.52
Very Large	6.85	6.98
Industrial	6.56	6.71
Small and Medium	7.51	8.08
Large	6.78	6.95
Very Large	6.51	6.54
Extra Large	6.37	5.99
TOTAL	**7.29**	**7.75**

The increase was largely due to the implementation of the 12% VAT Rate starting February 2006 and the rise in transmission costs as a result of the increase in TRANSCO's Power Delivery Service charges.

Retail rates could have been higher if not for the final Supreme Court decision on our 2nd GRAM on August 12, 2006, which among others, disallows automatic rate adjustments. In compliance with this decision, generation charges to be recovered from customers have been pegged at their August 2006 level of ₱4.43/kWh until new generation rates are approved by the ERC.

Generation costs increased due to an upward movement in WESM prices. Two rate applications to the ERC to update the generation charge for September and October 2006 were filed on September 26 and October 20, respectively. Generation charges could have increased already to ₱4.71/kWh in September and ₱5.73/kWh in October.

However, mitigating the impact of increased taxes and transmission charges were the higher dispatch of Meralco IPPs in the third quarter and the completion of the 3-year recovery period to collect deferred PPA of ₱0.1002/kWh in the 2nd and 3rd quarters.

III. PURCHASED POWER COSTS

Since the commercial operations of the WESM on June 23, 2006, the dispatch levels of Meralco IPPs (First Gas- San Lorenzo, First Gas- Sta. Rita, Quezon

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Power) had improved considerably from an average of 73% in the supply month of June (pre-WESM) to 87% in September. This improvement in capacity factor resulted in a lower unit generation cost of these plants, from an average of P4.52/KWH in July to ₱4.34/KWH in September. In the 3rd quarter this year, IPP dispatch was 86.51% compared to 77.66% in the same period last year.

On the other hand, the unit cost of purchased power from the WESM rose to an average of ₱8.40/KWH in September from a low of ₱5.20/KWH in its 1st month of operation.

Furthermore, transmission costs of IPPs as of September 2006 continued to be lower (₱0.60/KWH) than those from power sourced from WESM (₱1.29/KWH). Lower generation and transmission charges combined resulted in a lower purchased power cost for the IPPs from ₱5.15/KWH in July to P4.94/KWH in September.

Since the commercial operation of the WESM, all generation companies had to schedule their generation or bid via the WESM to be dispatched including IPPs having bilateral contracts with Meralco.

The market dispatch mechanism prioritizing power plants with the lowest generation offers is the reason for such improvement in the Meralco IPP dispatch. The criteria for determining power supply profile for the entire Luzon grid has changed from a cost-based merit order to a bidding system where both price and volume are offered by generation participants. These IPPs bid zero to ensure dispatch since they are paid the contractual amounts regardless of the WESM clearing price.

IV. SYSTEM LOSS

For the 3rd quarter of 2006, the recorded system loss was higher by 0.93 percentage points to 9.84% from last year's 3rd quarter system loss of 8.92%.

The apparent deterioration in the 3rd Quarter 2006 system loss was mainly attributable to the increase in the consumption at the latter part of the bulk energy billing cycle, which was not reflected in the retail sales since most meters have been read by that time. Sales, however, will be captured during the next billing period. Thus, we expect a correction of the pattern by the 4th quarter.

Despite the "deterioration" in the 3rd quarter, the 12-month moving average system loss ending September 2006 still managed to improve by 0.03 percentage points to 10.29% from 10.32% in 2005.

In a related development, the signing of the Rules and Regulations Implementing the Memorandum of Agreement between MERALCO and the DILG on providing electric service, eliminating pilferage of electricity, and ensuring public safety,

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was jointly signed by Mr. Ricardo V. Buencamino (Senior Vice President and Head, Networks) representing MERALCO and Mr. Marius P. Corpus (DILG Undersecretary), representing the DILG, last September 8, 2006.

V. SYSTEM RELIABILITY

The course of system reliability and availability in the third quarter was charted by a single and powerful act of nature--Typhoon Milenyo-- whose maximum sustained winds of 190 kph (based on the Saffir-Simpson Tropical Cyclone Scale used by the US Navy-AF Typhoon Warning Center) passed directly on Meralco's southern franchise area, including Metro Manila, on September 28, 2006.

As a result, system reliability, in terms of Interruption Frequency Rate (IFR) deteriorated by 94.06% from 2.83 times in the 3rd quarter of 2005 to 5.51 times for the same period this year. Forced into a Luzon system-wide blackout on the day Typhoon Milenyo hit the franchise area, system availability, as measured by Cumulative Interruption Time (CIT), was naturally affected, waning to 32.74 hours in the 3rd quarter from 2.69 hours in the same period last year.

On a YTD September 2006 basis, system reliability deteriorated by 33.17% from 8.38 times in 2005 to 11.16 times for the same period this year. On the other hand, system availability deteriorated by 452.85% from 7.05 hours in 2005 to 38.99 hours for the same period this year.

Meralco was, however, up to the modern challenges of restoring electric service at the soonest possible time though many of the circumstances facing it have never been equaled in experiences with previous typhoons.

With Typhoon Milenyo downing hundreds of trees, including those well-entrenched and standing below concrete pavements, as well as a multitude of billboards, around 845 crews, manned by over 2,300 personnel were immediately dispatched, including those of partner and neighboring distribution utilities, and worked round the clock to restore service (repairing over 1,700 damaged or leaning poles and over 1,400 wiredown incidents) to the now over 4.3 million customers spread in 9,337 square km of franchise area.

Despite the magnitude of the effects of the typhoon, power to 95% of all 739 Meralco circuits were restored after five days and all circuits were energized (660 distribution and 79 sub-transmission) on October 7, 2006 with only some isolated pockets still out due to local troubles.

Without Typhoon Milenyo, IFR and CIT would have been 3.78 times and 2.76 hours, respectively in the 3rd quarter of this year while YTD September 2006 figures, on the other hand, would have been 8.72 times and 6.88 hours, respectively.

On more Meralco-controlled causes, IFR and CIT attributable to pre-arranged interruptions improved by 16% and 34% respectively in the 3rd quarter.

REGULATORY UPDATES

Regulatory highlights for the 3rd quarter 2006 were:

- Last September 1, 2006, Meralco filed its first rate application under the Energy Regulatory Commission's (ERC's) performance-based regulation (PBR). Meralco is one of the three investor-owned distribution utilities to begin the shift to PBR, the others being Cagayan Electric Power and Light Company (CEPALCO) and Dagupan Electric Corporation (DECORP). The ERC is planning on releasing its final determination on Meralco's application by May 31, 2007, so that PBR-based tariffs will be in place by July 2007.

- Meanwhile, hearings are on-going on Meralco's 14.76-c/kWh rate petition, the company's last under the prevailing Return on Rate Base (RORB) regime. Meralco already completed the presentation and cross-examination of its witnesses last August 16, 2006.

- Last August 12, 2006, the Supreme Court denied separate motions filed by ERC and Meralco, asking for the reconsideration of a February 2006 Decision that set aside and declared void the ERC's Order on Meralco's second GRAM filing of June 2003.

    - In its rulings, the Court also said that compliance with the due process requirements of Rule 3, Sec.4e of EPIRA's Implementing Rules and Regulations (IRR) is mandatory for any change in the retail rate to end-users. Thus, last September 1, 2006, the ERC directed Meralco to submit a proposal for refunding amounts collected under the second GRAM filing that was voided by the High Court.

    - In its proposal, Meralco indicated that the amount to be refunded is about P827 million, to be returned to customers in three equal monthly installments. The company also said that, given the preparatory activities required, the earliest that the proposed refund may be implemented is January 2007.

COMPARISON OF KILOWATT-HOUR SALES

For the quarters ended September 30, 2006 and 2005
(In million kWh)

Customer Class	2006	2005	% Change
Residential	2,121.67	2,220.20	(4.4)
Commercial	2,444.18	2,371.56	3.1
Industrial	1,837.09	1,832.50	0.3
Streetlights	35.55	35.53	0.1
TOTAL	6,438.49	6,459.79	(0.3)

COMPARISON OF KILOWATT-HOUR SALES

Foir the nine months ended September 30, 2006 and 2005
(In million kWh)

Customer Class	2006	2005	% Change
Residential	6,312.32	6,484.87	(2.7)
Commercial	7,016.78	6,770.87	3.6
Industrial	5,327.91	5,214.78	2.2
Streetlights	105.84	106.12	(0.3)
TOTAL	18,762.84	18,576.65	1.0

JS SEC
File No 82-...

Consolidated

Revenues. Consolidated revenues for the quarter ended September 30, 2006 amounted to ₱46,412 million or a growth of slightly 2.0% compared to ₱45,529 million in previous year. The increase was driven primarily by the increase in purchased power costs and the Parent Company's revenue from sale of electricity by 2.0% from ₱44,511 million in 2005 to ₱45,396 million in the third quarter of 2006.

Expenses. Total expenses slightly decreased by 0.9%, from ₱46,320 million in the first nine months of 2005 compared to ₱45,908 million this year due mainly to increases in purchased power, operations and maintenance and interest and other financial expenses among others.

	3rd Quarter Ended September 30		
	2006	2005	% Change
	(in million pesos)		
Purchased power	40,095	39,522	1.4
Operations and maintenance	2,369	2,126	11.4
Provision for probable losses	1,591	1,630	(2.4)
Depreciation and amortization	1,087	909	19.6
Interest and other financial expenses	525	1,383	(62.0)
CERA II revenues	(353)	(462)	(23.6)
Foreign exchange losses	353	462	(23.6)
Interest and other financial income	(608)	87	(798.9)
Present value impact on customers' refund	126	251	(49.8)
Real estate sold	456	345	32.2
Cost of contracts and services	199	249	(20.1)
Provision for probable losses on disallowed receivables	53	59	(10.2)
Equity in net earnings of associates	(126)	(265)	(52.5)
Taxes other than income tax	141	24	487.5
Total	45,908	46,320	(0.9)

Purchased power. The Parent Company's total purchased power cost from Napocor and IPPs slightly increased to 1.4% for the third quarter of 2006 compared to the same period last year mainly due to increases in generation and transmission costs from ₱5.359 per kWh for the first nine months of last year to ₱5.575 per kWh this year.

Operations and maintenance expenses increased by 11.4% to ₱2,369 million for the quarter ended September 30, 2006, compared with ₱2,126 million in the same period in 2005, due primarily to increase in materials and supplies, transportation expenses and computer consumables.

Provision for probable losses. The Parent Company provided losses for the third quarter of 2006 amounting to ₱1,591 million a decrease of 2.4% compared to last year's ₱1,630 million.

Depreciation and amortization increased by 19.6% from ₱909 million for the quarter ended September 30, 2005, to ₱1,087 million in the same period in 2006, mainly as a result of the continued upgrading of electric distribution system. In addition, the increase also reflected depreciation expenses related to various utility plant equipment and others placed in service.

Interest and other financial expenses decreased by 62.0% from ₱1,383 million for the quarter ended September 30, 2005 to ₱525 million in 2006 due to principal prepayment of long-term loan. In July, 2006, the Parent Company reversed excess interest accrued on Customer Deposits amounting to ₱889 million. This pertains to the 10% provision for interest on customer deposit that should have been accrued at 6% only. Consequently, the interest and other financial charges went down by 67% from ₱1.45 billion in the 3rd quarter of 2005 to ₱478 million this quarter.

CERA II revenues are presented in the statements of operations in compliance with Philippine Accounting Standards (PAS) 21, *"The Effects of Changes in Foreign Exchange Rates"*. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations with a corresponding credit (debit) to CERA Revenues. For the third quarter under review, CERA II revenues decreased by 23.6% from ₱462 million in 2005 compared to ₱353 million in 2006.

Foreign exchange losses – net. Foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the deferred foreign exchange loss account. CERA II revenues do not have any effect on retained earnings and net loss. As a result, foreign exchange losses - net also decreased by 23.6%, from ₱462 million for the quarter ended September 30, 2005 to ₱353 million for the quarter ended September 30, 2006.

Interest and other financial income. For the quarter ended September 30, 2006, interest and other financial income increased by 798.9%, from positive ₱87 million last year to ₱608 million this year mainly due to higher level of income from subsidiaries and affiliates.

Parent Company's interest and other financial income for the quarter of 2006 went up by 161% over the same period last year. For the nine month period, this increased by 158.1%. Increase was mainly due to cash dividends realized from investment in subsidiaries, associates and joint ventures as follows:

	(in million pesos)
GEPMICI	₱ 25
First Private Power Corp	227
Rockwell Land Corp.	128
Soluziona	10
e-Meralco Ventures, Inc.	2
Total	392

US SEC
File No. 82-3237

Present value impact on customers' refund. In compliance with PAS 39, the present value impact on customers' Phase IV refund to be paid starting 2005 to 2010 was established. For the quarter ended September 30, 2006, the present value impact on customers' refund was ₱126 million compared to ₱251 million in the same period last year. This refund should be recognized at fair value and subsequently carried at amortized cost using effective interest rate method. The Parent Company obtained the present value of the customers' refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability.

Real estate sold, an account of subsidiary Rockwell Land Corporation, increased by 32.2% from ₱345 million in the third quarter of 2005 to ₱456 million in the same period of this year due mainly to the intensified marketing campaigns particularly on Manansala and Joya, both residential condominium projects in 2004. Of the 618 Manansala units completed by October 2005, 605 units or 98% were reported sold as of September 30, 2006. As for Joya, project completion percentage increased from 1.9% in 2004 to 44% as of September 30, 2006. As of September 30, 2006, 878 units have been sold accounting for 93% of the 946 total units available.

Cost of contracts and services, also a subsidiary account, decreased by 20.1% from ₱249 million for the third quarter of last year compared to ₱199 million this year primarily due to increase in construction contracts.

Provisions for probable losses on disallowed receivables amounted to ₱53 million for the quarter ended September 30, 2006 as against ₱59 million for the same quarter last year. This refers to Quezon Power Philippines Ltd. (QPPL) transmission line fees disallowed by the ERC.

Equity in net earnings of associates and joint venture decreased by 52.5%, from ₱265 million for the quarter ended September 30, 2005 to ₱126 million for the quarter ended September 30, 2006, due mainly to the decrease in equitized earnings from various subsidiaries.

Taxes other than income tax increased by 487.5% from ₱24 million for the 3rd quarter last year to ₱141 million in the same period this year, due to increase in realty tax and others.

Income(Loss) before income tax was ₱504 million for the quarter ended September 30, 2006 compared to (₱791) million in the same period last year or a turnaround of 163.7%.

Provision for(benefit from) Income tax on a consolidated basis for the quarter ended September 30, 2006 was ₱19 million, a decrease of 105.3% from a benefit from income tax of (₱361) million for the quarter ended September 30, 2005.

US S...
File No. 12-37...

Consolidated net income for the 3rd quarter of this year was significantly affected by the consistent provisioning for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court, which amounted to ₱1,591 million.

On consolidated basis, the net income(loss) attributable to equity holders of the Parent Company were ₱516 million and (₱479) million for the quarters ended September 30, 2006 and 2005 respectively.

Consolidated capital expenditures for the quarter ended September 30, 2006 was ₱1,293 million, an increase of 11.9%, compared to the same period of last year's level of ₱1,155 million. About 99% of the capital expenditures for the quarter covered electric capital projects.

Cash dividends were not paid out to preferred stockholders for the third consecutive year primarily due the financial crisis brought about by the rate refund ordered by the SC in 2003.

Unappropriated retained earnings improved by 537.9% from the deficit of ₱443 million as of September 30, 2005 to a positive retained earnings of ₱1,940 million for the period under review due to increased revenues year-on-year and improved sales volume.

Basic Earnings(Loss) per share for the third quarter of 2006 also improved by 207.6% from (₱0.475) for the quarter ended September 30, 2005 to ₱0.511 for the period under review due mainly to increase in net income.

Financial Highlights - Consolidated

Nine Months Ended September 30, 2006 compared to Nine Months Ended September 30, 2005

Consolidated Operating Revenues. For the nine months ended September 30, 2006, Meralco and Subsidiaries achieved consolidated operating revenues of ₱137,870 million, an increase of 5.9% over the ₱130,165 million achieved in the same period in 2005. This increase was driven primarily by a 1.0% increase in sales volume by the Parent Company coupled with the increase in purchased power costs.

Consolidated Operating expenses. Operating expenses for the nine months ended September 30, 2006, increased to ₱136,320 million, or 3.8% over the ₱131,353 million for the same period in 2005.

	Nine Months Ended September 30		
	2006	2005	% Change
	(in million pesos)		
Purchased power	116,371	111,166	4.7
Operations and maintenance	7,228	6,208	16.4
Provision for probable losses	4,621	4,690	(1.5)

Depreciation and amortization	3,336	3,005	11.0
Interest and other financial expenses	2,809	3,828	(26.6)
CERA II revenues	(1,356)	(1,289)	5.2
Foreign exchange losses	1,356	1,289	5.2
Interest and other financial income	(1,129)	(423)	166.9
Present value impact on customers' refund	882	1,007	(12.4)
Real estate sold	1,386	924	50.0
Cost of contracts and services	626	636	(1.4)
Provision for probable losses on disallowed receivables	163	177	(7.9)
Equity in net earnings of associates	(350)	(42)	733.3
Taxes other than income tax	377	177	113.0
Total	136,320	131,353	3.8

The increase in consolidated operating expenses was primarily due to an increase in purchased power costs. Parent Company's recoverable purchased power cost for the nine months ended September 30, 2006, was ₱114,475 million, or 4.5% increased over the ₱109,509 million in purchased power cost for the same period in 2005. The increase in purchased power cost was due to the 4.0% increase in average cost purchased/ kWh purchased, from ₱5.359 in 2005 as against ₱5.575 for the nine months ended September 30, 2006.

Operations and maintenance expenses increased by 16.4% to ₱7,228 million for the nine months ended September 30, 2006, compared with ₱6,208 million in the same period in 2005, due primarily to increase in materials and supplies, transportation expenses and computer consumables.

Provision for probable losses. The Parent Company provided losses for the nine months ended September 30, 2006 amounting to ₱4,621 million almost the same level compared to last year's provision of ₱4,690 million, a slight decrease of 1.5%. The Parent Company continued to provide for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court.

Depreciation and amortization increased by 11.0% from ₱3,005 million for the nine months ended September 30, 2005, to ₱3,336 million in the same period this year, mainly as a result of the continued upgrading of electric distribution system. In addition, the increase also reflected depreciation expenses related to various utility plant equipment and others placed in service.

Interest and other financial charges-net decreased by 26.6% from ₱3,828 million for the nine months ended September 30, 2005 to ₱2,809 million in 2006 due to principal prepayment of long-term loan for the month of June.

In July, 2006, the Parent Company reversed excess interest accrued on Customer Deposits amounting to ₱889 million. This pertains to the 10% provision for interest on customer deposit that should have been accrued at 6% only. Consequently, the interest

US SEC
File No. 82-3237

and other financial charges went down by 67% from ₱1.45 billion in the 3rd quarter of 2005 to ₱478 million this quarter.

CERA II revenues are presented in the statements of operations in compliance with Philippine Accounting Standards (PAS) 21, *"The Effects of Changes in Foreign Exchange Rates"*. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations with a corresponding credit (debit) to CERA Revenues. For the period under review, CERA II revenues increased by 5.2% from ₱1,289 million in 2005 compared to ₱1,356 million in 2006.

Foreign exchange losses – net. Foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the deferred foreign exchange loss account. CERA II revenues do not have any effect on retained earnings and net loss. As a result, foreign exchange losses - net also increased by 5.2%, from ₱1,289 million for the nine months ended September 30, 2005 to ₱1,356 million for the nine months ended September 30, 2006.

Interest and other financial income. For the nine months ended September 30, 2006, interest and other financial income increased by 166.9%, from ₱423 million last year to ₱1,129 million this year mainly due to higher interest income.

Parent Company's interest and other financial income for the quarter of 2006 went up by 161% over the same period last year. For the nine month period, this increased by 158.1%. Increase was mainly due to cash dividends realized from investment in subsidiaries, associates and joint ventures as follows:

	(in million pesos)
GEPMICI	₱ 25
First Private Power Corp	227
Rockwell Land Corp.	128
Soluziona	10
e-Meralco Ventures, Inc.	2
Total	392

Present value impact on customers' refund. In compliance with PAS 39, the present value impact on customers' Phase IV refund to be paid starting 2005 to 2010 was established. Year-on-year, the present value impact on customers' refund was ₱882 million this year, lower by 12.4% compared to this year's ₱1,289 million. This refund should be recognized at fair value and subsequently carried at amortized cost using effective interest rate method. The Parent Company obtained the present value of the customers' refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability.

US SEC

Real estate sold, an account of subsidiary Rockwell Land Corporation, increased by 50.0%, from ₱924 million for the nine months ended September 30, 2006 to ₱1,386 million in the same period of this year due mainly to the intensified marketing campaigns particularly on Manansala and Joya, both residential condominium projects in 2004. Of the 618 Manansala units completed by October 2005, 605 units or 98% were reported sold as of September 30, 2006. As for Joya, project completion percentage increased from 1.9% in 2004 to 44% as of September 30, 2006. As of September 30, 2006, 878 units have been sold accounting for 93% of the 946 total units available.

Cost of contracts and services, also a subsidiary account, slightly decreased by 1.4% from ₱635 million for the nine months period of last year compared to ₱626 million this year primarily due to increase in construction contracts.

Provisions for probable losses on disallowed receivables amounted to ₱163 million for the nine months ended September 30, 2006 as against ₱177 million for the same period last year, or a decrease of 7.9%. This refers to Quezon Power Philippines Ltd. (QPPL) transmission line fees disallowed by the ERC.

Equity in net earnings of associates and joint venture increased by 733.3%, from ₱42 million for the nine months ended September 30, 2005 to ₱350 million for the nine months ended September 30, 2006, due mainly to the improved earnings from various subsidiaries.

Taxes other than income tax increased by 113.0% from ₱177 million last year to ₱377 million in the same period this year, due to increase in realty tax and others.

Income(Loss) before income tax was ₱1,550 million for the nine months ended September 30, 2006 compared to (₱1,188) million in the same period last year or a turnaround positive outlook of 230.5% increase.

Provision for(Benefit from) Income tax on a consolidated basis for the nine months ended September 30, 2006 was ₱239 million, compared to a (₱273) million income tax benefit for the same period of last year.

Consolidated net income(loss) year-on-year of 2006 was significantly affected by the consistent provisioning for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court.

On consolidated basis, the net income(loss) attributable to equity holders of the Parent Company were ₱1,446 million and (₱1,061) million for the nine months ended September 30, 2006 and 2005 respectively.

Consolidated capital expenditures for the nine months ended September 30, 2006 was ₱3,743 million, a decrease of 10.6%, compared to the same period of last year's level of ₱4,186 million. About 99% of the capital expenditures for the nine months this year covered electric capital projects.

Cash dividends were not paid out to preferred stockholders for the third consecutive year primarily due the financial crisis brought about by the rate refund ordered by the SC in 2003.

Basic Earnings(Loss) per share year-on-year improved by 236.3% from (₱1.051) last year to ₱1.433 this year.

Liquidity and Capital Resources

The following table shows the Company's cash flows on a consolidated basis as of and for the quarters ended September 30, 2006 and 2005:

	Third Quarter			Calendar Yr. To Date		
	2006	2005	% Inc(Dec)	2006	2005	% Inc(Dec)
	(in millions)			(in millions)		
Cash Flows						
Cash and cash equivalents, beginning	₱9,160	₱7,576	20.9	₱14,081	₱4,918	186.3
Net cash (used) provided by operating activities	(386)	4,545	(108.5)	(2,235)	3,171	(170.5)
Net cash used in investing activities	(432)	(324)	33.3	(45)	4,026	(101.1)
Net cash provided by (used in) financing activities	(3,096)	201	1,640.3	(6,555)	(117)	5,602.6
Cash and cash equivalents, end	5,246	11,998	(56.3)	5,246	11,998	(56.3)

As of September 30, 2006, consolidated cash and cash equivalents decreased by 56.3 percent, from ₱11,998 million as of September 30, 2005 to ₱5,246 million this year. Net cash used in operating activities for the third quarter of this year amounting to ₱386 million was due mainly to higher level of other current assets amounting to ₱4,683 million. In addition, the increase in long-term debt repayments also contributed to the lower cash and cash equivalents, end, for the period under review.

For the nine months ended September 30, 2006, net cash (used in) provided by operating activities amounted to (₱2,235) million compared to last year's ₱3,171 million. These could be attributed to increases in Trade and other receivables, ₱1,956 million, Other Current Assets ₱5,654 million and the decrease in Other Non-current liabilities ₱2,505 million. On the other hand, net cash used in financing activities for the period under review amounting to ₱6,555 million for 2006 compared to last year's ₱117 million, mainly due to prepayment of long term debt last June of this year.

Operating Activities

Net cash used in operating activities for the 3rd quarter of 2006 amounted to ₱386 million, compared to last year's net cash provided by operating activities amounting to ₱4,545 million. Various changes in operating assets and liabilities accounted to the decline, particularly increases in other current assets ₱4,683 million, trade and other receivables, ₱76 million and inventories, ₱83 million among others. On the other hand, net cash provided by operating activities for the quarter ended September 30, 2005,

US SEC
File No. 82-3237

amounted to ₱4,545 million, due to decrease in trade and other receivables, ₱1,714 million, and increase in trade and other payables, ₱1,977 million.

Year-on-year, net cash generated from operations for the year 2006 was lower by 37.2%, from ₱8,169 million last year to ₱3,036 million due mainly, as mentioned above, the increase in trade and other receivables, other current assets and decrease in other non-current liabilities.

Investing Activities

For the third quarter of 2006, the Company's net cash used in investing activities was (₱432) million, slightly higher by ₱108 million compared to last year's (₱324) million. Additions to utility plant and others amounted to ₱1,293 million, and ₱1,155 million for the quarters ended September 30, 2006 and 2005, respectively.

Calendar year to date, the Company's net cash provided by (used in) investing activities were (₱45) million this year, compared to ₱4,026 million last year, or a decrease of ₱4,071 million primarily due to lower investments and advances, from ₱3,012 last year to ₱1,602 million this year and the increase in other noncurrent assets amounting to ₱2,960 million this year compared to last year's decrease amounting to ₱2,479 million.

Financing Activities

The net cash used in financing activities for the quarter ended September 30, 2006, increased due to repayment of Parent Company's long-term debt amounting to ₱2,751 million compared to last year's ₱301 million. As a result, net cash used increased by 1,640.3% for the 3rd quarter of 2006, from net cash provided by financing activities amounting to ₱201 million last year to net cash used in financing activities amounting to ₱3,096 million this year. Year-on-year, total principal payments made this year totaled ₱7,576 million compared to last year's ₱1,419 million mainly due to as discussed above, prepayment of long-term loan amounting to ₱4,008 million last June of this year.

Debt Financing

Consolidated interest-bearing loans and other borrowings - net of current portion, was ₱11,653 million as of September 30, 2006, compared to ₱22,463 million as of September 30, 2005. For the period under review, the payments of notes payable were the account of subsidiaries, and the Parent Company has no outstanding balance of notes payable. The Company has no drawings from existing credit facilities during the period under review. Consolidated short-term debt as of the end of third quarter of 2006 amounts to ₱305 million, compared to ₱388 million as at the end of September 30, 2005.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

Year	U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	Total Peso Equivalent
				Amount in Original Currency		
			(in millions)			
2006	$2.59	¥ 505.73	€0.27	CHF 0.22	45.55	
2007	31.90	1,011.47	0.54	0.44	549.91	
2008	32.32	1,011.47	0.54	0.44	548.12	
2009	40.82	1,011.47	0.54	0.44	729.74	
2010 thereafter	32.74	1,011.47	0.54	0.44	802.25	
	$140.37	¥4,551.61	€2.42	CHF 1.96	2,675.57	
Equivalent Peso	₱7,048	₱1,938	₱154	₱78	₱2,676	₱11,894

Equity Financing

Upon the adoption of PAS 32, "Financial Instruments: Disclosure and Presentation", the Parent Company's preferred shares were reclassified as debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERC, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Parent Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Parent Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities. As of September 30, 2006, there were 254 million preferred shares issued and outstanding in respect of which ₱2,536 million of capital had been paid to the Company.

(ii) Any event that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

a. Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

US SEC
File No. 82-3237

On November 12, 2004, the Parent Company signed an agreement with domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2005, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005. Consequently, the Parent Company is not in technical default as of September 30, 2006.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱ 0.30 per kWh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kWh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kWh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kWh increase reflecting higher generation and transmission charges and ₱0.0865 per kWh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It

also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On March 11, 2005, the Parent Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱ 9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. For the nine months ended September 30, 2006, total provision was ₱4,621 million compared to ₱4,690 million for the nine months ended September 30, 2005. As of October 31, 2006, the SC has not ruled on the Parent Company's petition.

c. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the SC because of the

CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

d. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (d) and (e) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described.

2006 Capital Expenditure Requirements

Electric Capital Projects:	(in Million Pesos)
a. System Requirements	₱1,094
b. Customer Allocation	2,427
c. Miscellaneous Allocation	1,896
Total Electric Capital Projects	5,417
Non Electric Projects	92
Other Capitalized Items	371
Total Capex	**₱5,880**

To date, the Company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, and working capital.

The Parent Company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital

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expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The Parent Company has an approved capital expenditure budget of ₱5,880 million for the year 2006. Due to financial constraints brought about by the refund issue, the budgeted amount could be trimmed down further to ₱5 billion. The Parent Company has to prioritize its projects to only those deemed urgent in 2006 project line up. Funding of capital expenditures will be sourced substantially from internally generated cash flow, and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,880 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, to give priority to correction of normal deficiencies in the system, to stretch loading limits of our facilities and to initiate practical and cost-effective projects to correct system deficiencies.

(v) **Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.**

a. **Unbundling Rate Case Filed with the Supreme Court**

(Refer to previous discussion in Section (ii)b).

b. **Performance-Based Regulation**

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 36(b)].

ERC released last January 10, 2005 the DWRG, which was approved last December 20, 2004. Private distribution utilities are given the choice of when to enter,

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but once in, must stay with the performance-based rates. Last January 14, 2005, the Parent Company wrote ERC of its intention to join the first entrants into PBR. Under the DWRG, the Parent Company will make a rate filing by August 31, 2006 and after a period of public hearings and regulatory evaluation, will be under PBR by July 2007.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations.

As a result of (ii)b and (v)a above, the Parent Company provided for probable losses amounting to ₱9,824 million in 2004, ₱5,901 million in 2005, and ₱4,621 million for the nine months ended September 30, 2006 in its statements of operations.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements.

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

	As of September 30		
	2006	**2005**	**%Change**
Utility plant and others	₱94,250	₱94,357	(0.1)
Construction in progress	2,461	4,047	(39.2)
Investments in associates & joint venture	1,652	1,817	(9.1)
Investment properties –net	3,215	1,700	89.1
Deferred pass-through fuel costs	7,521	11,133	(32.4)
Other noncurrent assets	11,881	11,227	5.8
Total	120,980	124,281	(2.7)

- *Consolidated utility plant and others* at revalued amounts decreased from ₱94,357 million to ₱94,250 million or a mere 0.1% due to retirements/adjustments made during the period under review and the transition adjustments brought about by PAS 16 "Property, Plant and Equipment". Transfers from construction in progress during the period under review was ₱4,416 million compared to ₱7,786 million for the same period of last year.

- Due to the limited resources, covenant on capital expenditures, and the ongoing customers' refund of the Parent Company, *Construction in progress* decreased by 39.2% from ₱4,047 million as of September 30, 2005 to ₱2,461 million as at September 30, 2006. Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of sub-transmission and distribution facilities.

- *Investments in associates and joint venture* decreased from ₱1,817 million in as of September 30, 2005 to ₱1,652 million as of September 30, 2006 due mainly to due to transition adjustments.

- *Investment properties - net* include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. The carrying value of said properties amounting to ₱3,898 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell Land Corp. Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties. Investment properties grew by 89.1% to ₱3,215 million as of September 30, 2006 from ₱1,700 million due mainly to the construction and development costs incurred for "The Power Plant" and condominium units.

- *Deferred pass-through fuel costs* decreased from ₱11,133 million as of September 30, 2005 to ₱7,521 million as of September 30, 2006, or 32.4% decreased due to the settlement agreements signed between First Gas and Gas Sellers which would take effect upon satisfaction of certain conditions among others, securing the Parent Company' consent. Under the terms of the settlement agreements, the total claim of US$231million was reduced to $148 million effective October 1, 2005. As a result of the settlement agreement, the liability arising from deferred pass through fuel costs has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has been classified as a current liability.

- *Other non-current assets* increased from ₱11,227 million in September 30, 2005 to ₱11,881 million in September 30, 2006 or 5.8% increased, mainly due to increases in Pass Through VAT Payable, from (₱784) million in September 30, 2005 to ₱670 million in September 30, 2006, and Deferred Debits – AP Electric, from ₱920 million last year to ₱4,120 million this year, among others.

Current Assets

	As of September 30		
	2006	**2005**	**%Change**
Cash and cash equivalents	₱5,246	₱11,998	(56.3)
Trade & other receivables	33,095	29,910	10.6
Inventories – at net realizable value	1,313	1,350	(2.7)
Other current assets	6,966	913	663.0
Total	46,620	44,171	5.5

- *Cash and Cash Equivalents* decreased, from ₱11,998 million as of September 30, 2005 to ₱5,246 million in September 30, 2006 or (56.3%) and is attributable to the prepayment of long-term loans last June of this year.

- *Trade Receivables – net (Parent Company)* also increased, from ₱29,910 million in September 30, 2005 to ₱33,095 million in September 30, 2006, or 10.6% increase, due primarily to 5.9% increase in revenues brought about by increases in volume sales and purchased power cost. *Allowance for Doubtful Accounts* declined by 55.2%

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from ₱1,358 million in September 30, 2005 compared to only ₱608 million as of September 30, 2006.

- *Inventories – at net realizable value* slightly decreased by 2.7% to ₱1,313 million as of September 30, 2006, mainly due to slow down in capital expenditures brought about by cash flow constraints.

- Advance payments to suppliers and prepaid withholding tax comprises the account "*Other Current Assets*". The 663.0% increase from ₱913 million in September 30, 2005 to ₱6,966 million as of September 30, 2006, is attributable mainly to the ₱1,057 million increase in prepaid withholding tax and the advanced payments to WESM amounting to ₱4,786 million.

Stockholders' Equity

- *Preferred Stock.* The Parent Company adopted PAS 32 "Financial Instruments: Disclosure and Presentation" in 2005 wherein preferred shares were reclassified to debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. Breakdown of preferred stock reclassified to debt follows:

	2006	2005
Non-current portion	₱1,866	₱1,932
Current portion	670	702
Total	₱2,536	₱2,634

- *Common Stock* has no major movement for the period under review. During the ESOP 12th Offering, 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Employee Stock Ownership Plan (Plan). The grant date is December 31, 2003 and vesting date is February 28, 2007.

- *Unrealized fair value gains on available-for-sale investments* pertain to the unrealized fair value gains on the Company's investments in shares of stocks and country club shares.

- *Appraisal increase in utility plant and others* slightly decreased from ₱21,086 million as of September 30, 2005 to ₱20,790 million as of September 30, 2006 mainly due to the transfer of depreciation on appraisal increase to un-appropriated retained earnings amounting to ₱333 million.

- The Company incurred a net loss in 2005 (as restated, attributable to equity holders of the Parent Company) amounting to ₱350 million as a result of the transition adjustments in compliance with the adoption of PFRS, the Company's consolidated *Unappropriated retained earnings (deficit)* for the year 2005 was ₱430 million. Year-on-year, the unapproriated retained earnings (deficit) as of September 30, 2006 was ₱1,940 million compared to (₱443) deficit as of September 30, 2005.

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Noncurrent Liabilities

- Interest-bearing loans and other borrowings – net of current portion decreased to ₱11,653 million as of September 30, 2006 from ₱22,463 million as of September 30, 2005, due to prepayment of Parent Company's long-term debt amounting to ₱4,008 million last June 2006.

- *Customers' Deposits* (net of current portion) of the Parent Company as of September 30, 2006 was ₱18,600 million, 4.4% higher compared to the September 30, 2005 amount of ₱17,817 million. Increased number of customers attributed to the increment, from 4,289,976 as of September 30, 2005 to 4,360,016 as of September 30, 2006.

	2006	2005	% Change
	(in million pesos)		
Meter and bill deposits	₱12,310	₱11,223	9.7
Interests on meter and bill deposits	6,290	6,594	(4.6)
Total	18,600	17,817	4.4

In July, 2006, the Parent Company reversed excess interest accrued on Customer Deposits amounting to ₱889 million. This pertains to the 10% provision for interest on customer deposit that should have been accrued at 6% only. Consequently, the interest and other financial charges went down by 67% from ₱1.45 billion in the 3rd quarter of 2005 to ₱478 million this quarter.

- Summary of account *"Provisions"* is accounted for as follows:

	2006	2005	% Change
	(in million pesos)		
Provision for probable losses, beginning	15,725	9,824	60.1
Provisions during the year	4,621	4,690	(1.5)
Provision for various tax assessments & claims	1,364	489	179.0
T o t a l	21,710	15,003	44.7

The Parent Company provided for probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004 and the tax effect thereof amounting ₱2,065 million in 2005 and ₱3,144 million in 2004 and are presented as part of income tax benefit account. For the nine months ended September 30, 2006, the Parent Company provided for probable losses amounting to ₱4,621 million compared to ₱4,690 million as of September 30, 2005. Such amount represents management's best estimate of probable loss in the event of a final and executory adverse decision on the unbundling case. As of October 27, 2006, the SC has not ruled on the Parent Company's petition.

- Customers refund- net of current portion represents the balance of the customers refund due more than one year. As of September 31, 2006 this amounted to ₱12,785 million, lower than the September 30, 2005 balance of ₱13,389 million due to the full implementation of Phases I – III and partly on Phase IV, and transfer of the amounts due within one year to the current portion.

- Deferred income tax liabilities decreased by ₱4,055 million, from ₱6,163 million as of September 30, 2005 to ₱2,108 million as of September 30,2006 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the CA decision on unbundling tariff increase.

- Liability arising from deferred pass-through fuel costs decreased from ₱9,586 million as of September 30, 2005 to ₱3,897 million as of September 31, 2006 or 59.3% decline as a result of the settlement agreement signed on March 22, 2006 between First Gas and the Gas Sellers. Under the terms of the settlement agreements, the total claim of US$231 million was reduced to US$148 million effective October 1, 2005, less a recognized credit on January 31, 2006 amounting to US$13 million.

- Estimated liability for project development – noncurent, a liability account of Rockwell Land Corporation (a subsidiary) amounting to ₱2,598 million, refers to the liability related to the construction of the Manansala and Joya condominium projects.

- Other Noncurrent Liabilities amounted to ₱895 million as of September 30, 2006 compared to ₱2,108 million as of September 30, 2005 or a decrease of ₱1,213 million due mainly to the decrease in deferred pass-through fuel costs as a result of the settlement agreements wherein the interest cost recognized by the Parent Company as of December 31, 2005 had been reduced to ₱883 million because of the reduction in the liability.

Current Liabilities

- For the years ended December 31, 2005, 2004, and for the nine months ended September 30, 2006, the Parent Company had no outstanding short-term loans. *Consolidated notes payable* balance amounting to ₱305 million as of September 30, 2006 pertains to notes payable of subsidiaries.

- *Trade and other payables* increased from ₱31,136 million as of September 30, 2005 to ₱46,664 million as of September 30, 2006, or 49.9% increase. This was due mainly to the increase in accrued expenses, from ₱11,232 million in September 30, 2005 to ₱17,273 million in September 30, 2006 brought about by particularly pension provision, from ₱6,328 million as of September 30, 2005 to ₱10,239 million as of September 30, 2006.

- *Customers' refund – current* pertains to the ongoing Phase IV refund. As of September 30, 2006, this amounted to ₱1,982 million compared to ₱4,638 million as of September 30, 2005 or a decrease of 57.3%.

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- *Interest bearing loans and other borrowings - current portion* amounted to ₱3,003 million as of September 30, 2006 or an increase of 12.6% from ₱2,668 million as of September 30, 2005 due to transfers from portion of long-term debt – noncurrent during the period under review.

- *Income tax payable* on a consolidated basis, increased from ₱1,143 million as of September 30, 2005 to ₱1,734 million as of September 30, 2006. The Parent Company reported a higher taxable income for the nine months ended September 30, 2006 due to higher non-deductible expenses such as provision for probable losses and provision for retirement expense.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

a. Seasonality

The following table sets forth the Company's quarterly sales in gWh.

	2006	2005	2004
		(in gWh)	
Quarterly Sales			
First Quarter	5,824	5,588	5,589
Second Quarter	6,501	6,529	6,437
Third Quarter	6,438	6,460	6,392
Fourth Quarter	____	6,229	6,242
Totals	18,763	24,806	24,660

The Parent Company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Parent Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Parent Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Parent Company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not

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be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) Interim Periods

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to May 2003 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to contend itself with the reenacted budgeted capital expenditures for the year 2006 to approximately ₱5.88 billion.

As of September 30, 2006, out of the 5.1 million refunds for residential and general service customers, the Parent Company had already processed 4.44 million refunds for customers with active and terminated contracts (Phases I, II and III) with an equivalent amount of ₱10.55 billion. In November 2005, the Parent Company started sending refund notices to commercial and industrial customers covered by Phase IV to inform them of their refund amount, refund options, and requirements to claim the refund. As of September 30, 2006, the refund claims of 4,556 (around 6% of total qualified) customers had been processed, with an equivalent refund amount of ₱2.4 billion.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances	=	None
Repurchases	=	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

(Please see "Notes to Financial Statements" No. 20 Interest-Bearing Loans and Other Borrowings)

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. **Local Tax Adjustments**

A recent rate-related filing of the Parent Company was the Application for a Local Tax Adjustment Clause, dated December 16, 2004. Under the Local Government Code, local government units started to implement new local taxes and fees aside from the local franchise tax. The Parent Company is therefore seeking to recover such costs through the adoption of a recovery mechanism for local taxes. As of this date, the ERC has not yet ruled on the Parent Company's petition.

2. **System Loss Guidelines for Distribution Utilities**

Another rule promulgated by the ERC in 2004 was the System Loss Guidelines for Distribution Utilities which took effect November 2004. The Guidelines segregate system losses of distribution utilities into three categories: technical, non-technical and administrative losses. Separate caps will then be established by the Commission for the segregated losses.

The ERC has directed distribution utilities to submit their applications on their proposed system loss caps and other data requirements on or before October 31, 2006.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

a. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however,

that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings.

b. Unbundling Rate Case Filed with the SC

(See Note No. 33 of the Notes to Financial Statements)

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the nine months ended September 30, 2006, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "Distribution Rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds- amounting to approximately ₱30.3 billion, which greatly affect the Company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the cost method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method.

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of September 30, 2006, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

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Financial Highlights:

	Current Yr. YTD Sep'06	Previous Yr. YTD Sep'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 109	₱ 72	52
Gross Profit	48	29	66
Net Income	30	21	43
Total Assets	314	214	47
Total Liabilities	148	83	78
Total Stockholders' Equity	166	131	27

On a year-to-date basis, eMVI has accumulated net income of ₱30 million as of September 30, 2006, which is 43% higher than the net income of ₱21 million as of September 30, 2005.

Gross revenues also increased by 52% due mainly to Fiber Optics project and higher demand on other related services (e.g. ethernet, coloc, leased lines, etc).

The increase in Total Assets pertains to equipment acquired for operational purposes and the increase in cash due to increase in revenue.

The increase in liabilities resulted from the increase in Accounts Payable and Accrued Expenses.

The increase in net income is main reason behind the increase in Stockholders' Equity amounting to ₱35 million.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:

	Current Yr. YTD Sep'06	Previous Yr. YTD Sep'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 520	₱ 481	8
Gross Profit	23	71	(68)
Net Income (Loss)	9	36	75
Total Assets	889	950	(6)
Total Liabilities	638	735	(13)
Total Stockholders' Equity	251	215	17

The 8% increase in revenues was attributed to the improved demand in the following business lines such as engineering projects, telecommunications and water lines.

Year-on-year gross profit slightly decreased as a result of higher cost of contracts from ₱410 million last year compared to ₱451 million this year.

Total Assets slightly decreased on account of increase in receivables.

The decrease in liabilities resulted from the decrease in accounts payable and notes payable.

Stockholders' Equity increased by 17% due to income achieved during the period under review.

Rockwell Land Corporation is a joint venture among Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Sep'06	Previous Yr. YTD Sep'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱2,296	₱1,828	26
Gross Profit	506	411	23
Net Income	277	213	30
Total Assets	11,607	12,868	(10)
Total Liabilities	5,317	6,607	(20)
Total Stockholders' Equity	6,290	6,261	0.5

For the nine months ended September 30, 2006, "Joya Lofts and Tower" sales was still the highest revenue source, accounting for 76% of its Total Revenues, followed by Retail Operation at 16%, and Cinema at 5%. As of September 30, 2006, number of units sold for "Manansala Towers" was 605 out of 618, while "Joya Lofts and Tower", 878 units out of 946.

The improvement in gross profit and net income could be attributed to improved revenues and lower operating expenses respectively.

Total Assets decreased by 10% due mainly to improved collection of receivables, and lower development cost.

Total Liabilities amounted to ₱5,317 million as of September 30, 2006 or a decrease of 20% from ₱6,607 million due to payments of certain portion of loans.

As a result of the 30% increase in net income for the nine months ended September 30, 2006, Stockholders' Equity slightly increased by a mere 0.5%.

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Corporate Information Solutions, Inc. (CIS) carries three separate business lines, namely: Solutions Center Services, Data Center Services and Collection Services more popularly known as "Bayad Center." In the fourth quarter of 2005, CIS sold its two business lines – solutions center and data center – to Soluziona Philippines, a Meralco affiliate, providing total service in business transformation and information technology. Currently, CIS' business line has been confined to its payment collection service known as the "Bayad Center."

Financial Highlights:	Current Yr. YTD Sep'06	Previous Yr. YTD Sep'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 206	₱306	(33)
Gross Profit	60	85	(29)
Net Income	48	83	(42)
Total Assets	386	270	43
Total Liabilities	719	731	(2)
Total Capital Deficiency	(333)	(461)	(28)

Revenues decreased to ₱206 million as of September 30, 2006 from ₱306 million as of September 30, 2005 mainly because its revenues pertain only to the Bayad Center segment, after its core businesses (SC & DC) were sold to Soluziona Phils. in 2005.

As a result of lower revenues, gross profit also declined by 29%, from ₱85 million last year to ₱60 million for the period under review.

Year-on-year, decreases in liabilities include the following accounts: Accounts Payable, and other current liabilities.

Stockholders' Equity improved slightly by negative 28% compared to last quarter figure of last year.

First Private Power Corporation was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

Financial Highlights:	Current Yr. YTD Sep'06	Previous Yr. YTD Sep'05	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱2,033	₱2,140	(5)
Operating Income	1,336	1,446	(8)
Net Income	841	835	1
Total Assets	4,594	4,776	(4)

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Total Liabilities	1,406	1,899	(26)
Total Stockholders' Equity	3,188	2,877	11

FPPC's gross revenues slightly decreased by 5% due mainly to lower demand for the period under review.

Due to slight increase in operating expenses for the first three quarters of 2006, operating income declined by 8%, from ₱1,446 million for the first nine months of 2005 to ₱1,336 million this year.

Total assets decreased by a minimal 4% due to decrease in property plant and equipment, and other asset.

Total liabilities also decreased by 26% mainly due to decrease in long-term liabilities – noncurrent and current portion brought about by appreciation of peso vis-à-vis dollar.

Stockholders' Equity increased due mainly to lower cumulative translation adjustment booked for the nine months period this year.

MANILA ELECTRIC COMPANY

1. AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE

As of September 30, 2006

(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	14,226	12,387	365	183	1,291
Government	584	315	58	42	169
General Power					
Private	10,653	9,482	289	89	793
Government	2,517	1,649	268	134	466
Flat / Streetlights					
Private	68	30	4	2	32
Government	510	243	45	32	190
Sub-total					
Private	24,947	21,899	658	274	2,116
Government	3,611	2,207	371	208	825
Others (Subsidiaries)	3,508	3,239	29	28	212
Gross Trade Receivables	32,066	27,345	1,058	510	3,153
Less: Allow. for Doubtful Accounts	608				608
Net Trade Receivables	31,458	27,345	1,058	510	2,545
b) Non-Trade Receivables					
Notes Receivable	41	0	0	0	41
Others	0	0	0	0	0
Total Non-Trade	41	0	0	0	41
NET RECEIVABLES (a+b)	**31,499**	**27,345**	**1,058**	**510**	**2,586**

US SEC
File No. 82-3237

2. Accounts Receivable Description

Type of Receivable

Trade Receivables

a)	Regular General Service	Mostly residential customers	24 days
b)	General Power	Combination of commercial and industrial customers	24 days
c)	Flat / Streetlights	Mostly streetlights and hospitals	24 days
d)	Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) 30 days

"secsep 2006 md&a third quarter 2006"/ my doc c

US SEC
File No. 82-[illegible]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended September 30, 2006 and 2005

Parent Company Financial Statements
For the Nine Months Ended September 30, 2006 and 2005

Consolidated Financial Statements
For the Nine Months Ended September 30, 2006, 2005 and
For the Year Ended December 31, 2005

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Co. Sep 2006	Consolidated Sep 2006	Consolidated & Audited Dec 2005
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 9, 10 and 20)	₱89,822	₱94,250	₱89,438
Construction in progress (Note 10)	2,461	2,461	3,799
Investments in associates & joint venture (Note 11)	1,114	1,652	1,730
Investment properties – net (Notes 12 and 20)	840	3,215	4,739
Deferred pass-through fuel costs (Notes 13 & 26)	7,521	7,521	7,857
Other noncurrent assets (Notes 13, 31 and 34)	11,148	11,881	8,920
Total Noncurrent Assets	112,906	120,980	116,483
Current Assets			
Cash and cash equivalents (Note 14 & 31)	4,658	5,246	14,081
Trade & other receivables - net (Notes 13, 15, 26 and 31)	29,570	33,095	30,883
Inventories- at net realizable value (Note 16)	1,278	1,313	1,230
Land and development costs (Note 8)	0	0	347
Other current assets (Notes 17 and 32)	6,205	6,966	1,312
Total Current Assets	41,711	46,620	47,853
TOTAL ASSETS	₱154,617	₱167,600	₱164,336
STOCKHOLDERS' EQUITY AND LIABILITIES			
Equity Attributable to Equity Holders of the Parent			
Common stock (Note 18)	₱9,985	₱9,985	₱9,985
Capital in excess of par value	2,918	2,918	2,918
Employee share-based payment plan (Note 19)	79	79	56
Unrealized fair value gains on available-for-sale investments (Notes 4 & 13)	37	0	26
Appraisal increase in utility plant and others (Notes 9 and 18)	20,636	20,790	21,123
Share in revaluation increment of an associate (Notes 11 and 18)	0	636	636
Share in cumulative translation adjustment of an associate (Note 11)	0	27	1
Unappropriated retained earnings (deficit) (Notes 4, and 18)	(583)	1,940	430
Appropriated retained earnings (Note 18)	200	200	200
	33,272	36,575	35,375
Minority Interest	0	3,091	3,086
Stockholders' Equity	33,272	39,666	38,461

(Forward)

US SEC
File No. 82-3237

	Parent Co.	Consolidated	Consolidated & Audited
	Sep 2006	Sep 2006	Dec 2005
		(Amounts in Millions)	
Noncurrent Liabilities			
Interest-bearing loans & other borrowings – net of current portion (Notes 9,20,31 and 36)	10,843	11,653	19,239
Customers' deposits – net of current portion (Notes 21, 25, and 31)	18,600	18,600	18,173
Provisions (Notes 2,22,28 and 33)	21,710	21,710	16,997
Customers' refund-net of current portion (Notes 2©, 4, 23 and 31)	12,785	12,785	11,736
Deferred income tax liabilities (Note 32)	2,108	2,108	4,388
Liability arising from deferred pass-through fuel costs– net of current portion (Notes 13 & 26)	3,897	3,897	4,121
Estimated liability for project development –net of current portion	–	2,598	1,515
Deferred gross profit	0	0	798
Other noncurrent liabilities (Notes 13 and 25)	423	895	733
Total Noncurrent Liabilities	70,366	74,246	77,700
Current Liabilities			
Notes payable (Note 16)	0	305	384
Trade and other payables (Notes 13, 20, 21, 25, 26, 29 and 31)	44,298	46,664	39,518
Customers' refund–current portion (Notes 2c, 4, 23 and 31)	1,982	1,982	3,787
Interest bearing loans & other borrowings– current portion (Notes 9, 20, 30, 31 & 36)	3,003	3,003	3,030
Estimated liability for project development – current portion	-	-	1,218
Income tax payable	1,696	1,734	238
Total Current Liabilities	50,979	53,688	48,175
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**₱154,617**	**₱167,600**	**₱164,336**

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	3 Months Ended Sep 30		3-Months Ended Sep 30	
	2006	2005	**2006**	2005
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)				
Sale of electricity	**₱45,396**	₱44,511	**₱45,396**	₱44,511
Sale of real estate	-	-	**763**	651
Sale of services	-	-	**186**	257
Others	67	110	**67**	110
	45,463	44,621	**46,412**	45,529
EXPENSES (INCOME)				
Purchased power (Notes 20 and 27)	**40,095**	39,522	**40,095**	39,522
Operations and maintenance (Notes 20, 22 and 24)	**2,342**	2,044	**2,369**	2,126
Provision for probable losses	**1,591**	1,630	**1,591**	1,630
Depreciation and amortization (Notes 9 and 22)	**1,039**	856	**1,087**	909
Interest & other financial charges - net	**477**	1,448	**525**	1,383
CERA II revenues	**(353)**	(462)	**(353)**	(462)
Foreign exchange losses - net	**353**	462	**353**	462
Interest and other financial income	**(582)**	(223)	**(608)**	87
Present value impact on customers' refund	**126**	144	**126**	251
Prov'n. for probable losses on disallowed receivables	**53**	59	**53**	59
Taxes other than income tax (Note 23)	**138**	22	**141**	24
Equity in net earnings of associates & joint venture	**0**	0	**(126)**	(265)
Cost of contracts and services (Note 22)	–	–	**199**	249
Cost of real estate	–	–	**456**	345
	45,279	45,502	**45,908**	46,320
INCOME (LOSS) BEFORE INCOME TAX	184	(881)	**504**	(791)
PROVISION FOR (BENEFIT FROM) INCOME TAX	(45)	(402)	**19**	(361)
NET INCOME (LOSS) (Note 28)	**₱229**	(₱479)	**₱485**	(₱430)
Attributable to:				
Equity holders of the parent (Note 35)			**₱516**	(₱479)
Minority interests			**(31)**	(49)
			₱485	(₱430)
Earnings (Loss) Per Share (Note 35)	**₱0.227**	(₱0.475)	**₱0.511**	(₱0.475)

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	9- Months Ended Sep 30		9-Months Ended Sep 30	
	2006	2005	**2006**	2005
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)				
Sale of electricity	**₱134,766**	₱127,392	**₱134,766**	₱127,392
Sale of real estate	-	-	**2,297**	1,828
Sale of services	-	-	**604**	652
Others	**203**	293	**203**	293
	134,969	127,685	**137,870**	130,165
EXPENSES (INCOME)				
Purchased power (Notes 20 and 27)	**116,371**	111,166	**116,371**	111,166
Operations and maintenance (Notes 20, 22 and 24)	**7,123**	6,004	**7,228**	6,208
Provision for probable losses	**4,621**	4,690	**4,621**	4,690
Depreciation and amortization (Notes 9 and 22)	**3,197**	2,850	**3,336**	3,005
Interest & other financial charges - net	**2,699**	3,491	**2,809**	3,828
CERA II revenues	**(1,356)**	(1,289)	**(1,356)**	(1,289)
Foreign exchange losses - net	**1,356**	1,289	**1,356**	1,289
Interest and other financial income	**(1,093)**	(423)	**(1,129)**	(423)
Present value impact on customers' refund	**882**	1,007	**882**	1,007
Prov'n. for probable losses on disallowed receivables	**163**	177	**163**	177
Taxes other than income tax (Note 23)	**369**	170	**377**	177
Equity in net earnings of associates & joint venture	**0**	0	**(350)**	(42)
Cost of contracts and services (Note 22)	–	–	**626**	636
Cost of real estate	–	–	**1,386**	924
	134,332	129,132	**136,320**	131,353
INCOME(LOSS) BEFORE INCOME TAX	**637**	(1,447)	**1,550**	(1,188)
PROVISION FOR (BENEFIT FROM) INCOME TAX	**41**	(386)	**239**	(273)
NET INCOME (LOSS) (Note 28)	**₱596**	(₱1,061)	**₱1,311**	(₱915)
Attributable to:				
Equity holders of the parent (Note 35)			**₱1,446**	(₱1,061)
Minority interests			**(135)**	(146)
			₱1,311	(₱915)
Earnings(Loss) Per Share (Note 35)	**₱0.591**	(₱1.051)	**₱1.433**	(₱1.051)

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Attributable to Equity Holders of the Parent											
	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total	Minority Interest	Total Stockholders' Equity
									(Amounts in Millions)			
At December 31, 2005, as previously reported	₱9,985	₱2,918	₱56	₱26	₱21,123	₱636	₱1	₱430	₱200	₱35,375	₱3,086	₱38,461
Effect of adoption of IFRS (Note 4)	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2005, as restated	9,985	2,918	56	26	21,123	636	1	430	200	35,375	3,086	38,461
Effect of adoption of PAS 32 and 39 (Note 4)	-	-	-	-	-	-	-	(269)	-	(269)	(130)	(399)
At January 1, 2006, as restated	9,985	2,918	56	26	21,123	636	1	161	200	35,106	2,956	38,062
Depreciation on appraisal increase transferred to unappropriated retained earnings	-	-	-	-	(333)	-	-	333	-	-	-	-
Additions in share in revaluation increment of associate	-	-	-	-	-	-	-	-	-	-	-	-
Revaluation increment of disposed utility plant & other	-	-	-	-	-	-	-	-	-	-	-	-
Translation adjustment during the year	-	-	-	-	-	-	26	-	-	26	-	26
Unrealized fair value loss on available-for-sale investments	-	-	-	(26)	-	-	-	-	-	(26)	-	(26)
Total income and expense for the year recognized directly in equity	-	-	-	(26)	(333)	-	26	333	-	-	-	-
Net Income(Loss)	-	-	-	-	-	-	-	1,446	-	1,446	135	1,581
Total income and expense for the year	-	-	-	(26)	(333)	-	26	1,779	-	1,446	135	1,581
Share-based payment	-	-	23	-	-	-	-	-	-	23	-	23
Cancelled subscriptions	-	-	-	-	-	-	-	-	-	-	-	-
At September 30, 2006	₱9,985	₱2,918	₱79	₱-	₱20,790	₱636	₱27	₱1,940	₱200	₱36,575	₱3,091	₱39,666

See accompanying Notes to Consolidated Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in Millions)	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total Stockholders' Equity
At December 31, 2005, as previously reported	₱9,985	₱2,918	₱56	₱37	₱20,968	₱-	₱-	(₱1,511)	₱200	₱32,653
Effect of adoption of IFRS (Note 4)	-	-	-	–	1	–	–	(1)	–	0
At December 31, 2005, as restated	9,985	2,918	56	37	20,969	-	-	(1,512)	200	32,653
Effect of adoption of PAS 32 and 39 (Note 4)	–	–	–	-	-	–	–	-	–	
At January 1, 2006, as restated	9,985	2,918	56	37	20.969	-	-	(1,512)	200	32,653
Depreciation on appraisal increase transferred to unappropriated retained earnings	–	–	–	–	(333)	–	–	333	–	–
Additions in share in revaluation increment of associate	–	–	–	–	–	–	–		–	-
Revaluation increment of disposed utility plant & other	–	–	–	–	-	–	–	–	–	-
Translation adjustment during the period	–	–	–	–	–	–	-	–	–	-
Unrealized fair value loss on available-for-sale investments	–	–	23		–	–	–	–	–	23
Total income and expense for the year recognized directly in equity	–	–	23	-	(333)	-	-	333	–	23
Net Income (Loss)	–	–	–	–	–	–	–	596	–	596
Total income and expense for the year	–	–	23	-	(333)	-	-	929	–	619
Share-based payment	–	–	-	–	–	–	–	–	–	-
Cancelled subscriptions	-	–	–	–	–	–	–	–	–	-
At September 30, 2006	**₱9,985**	**₱2,918**	**₱79**	**₱37**	**₱20,636**	**₱-**	**₱-**	**(₱583)**	**₱200**	**₱33,272**

See accompanying Notes to Consolidated Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Attributable to Equity Holders of the Parent											
	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total	Minority Interest	Total Stockholders' Equity
	(Amounts in Millions)											
At January 31, 2005, as previously reported	₱9,989	₱2,918	₱29	₱31	₱21,142	₱811	(₱25)	₱95	₱200	₱35,190	₱2,943	₱38,133
Effect of adoption of IFRS (Note 4)	-	-	-	-	-	-	-	-	-	-	-	-
At January 31, 2005, as restated	9,989	2,918	29	31	21,142	811	(25)	95	200	35,190	2,943	38,133
Effect of adoption of PAS 32 and 39 (Note 4)	-	38	-	(8)	-	160	52	210	-	452	(241)	211
At January 1, 2005, as restated	9,989	2,956	29	23	21,142	971	27	305	200	35,642	2,702	38,344
Depreciation on appraisal increase transferred to unappropriated retained earnings	-	-	-	-	(313)	-	-	313	-	-	-	-
Additions in share in revaluation increment of associate	-	-	-	-	-		-	-	-	-	-	-
Change in tax rate	-	-	-	-	257	-	-		-	257	-	257
Translation adjustment during the year	-	-	-	-	-	-	-	-	-	-	-	-
Unrealized fair value loss on available-for-sale investments	-	-	-	(5)	-	-	-	-	-	(5)	-	(5)
Total income and expense for the year recognized directly in equity	-	-	-	-	(56)	-	-	313	-	252	-	252
Net Income (Loss)	-	-	-	-	-	-	-	(1,061)	-	(1,061)	146	(915)
Total income and expense for the year	-	-	-	-	(56)		-	(748)	-	(809)	146	(663)
Share-based payment	-	-	-	-	-	-	-	-	-	-	-	-
Cancelled subscriptions	-	-	-	-	-	-	-	-	-	-	-	-
At September 30, 2005	**₱9,989**	**₱2,956**	**₱29**	**₱18**	**₱21,086**	**₱971**	**₱27**	**(₱443)**	**₱200**	**₱34,833**	**₱2,848**	**₱37,681**

See accompanying Notes to Consolidated Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Capital in Excess of Par	Employee Share-based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings	Appropriated Retained Earnings	Total Stockholders Equity
(Amounts in Millions)										
At January 1, 2005, as previously reported	₱9,989	₱2,918	₱29	₱37	₱20,983	₱-	₱-	(₱1,606)	₱200	₱32,550
Effect of adoption of IFRS (Note 4)	-	-	-	–	-	–	–	-	–	-
At January 31, 2005, as restated	9,989	2,918	29	37	20,983	-	-	(1,606)	200	32,550
Effect of adoption of PAS 32 and 39 (Note 4)	–	38	–	-	(16)	–	–	818		840
At January 1, 2005, as restated	9,989	2,956	29	37	20.967		-	(788)	200	33,390
Depreciation on appraisal increase transferred to unappropriated retained earnings	–	–	–	–	(313)	–	–	313	–	–
Additions in share in revaluation increment of associate	–	–	–	–	–	-	–	–	–	–
Revaluation increment of disposed utility plant & other	–	–	–	–	-	–	–	–	–	-
Translation adjustment during the period	–	–	–	–	–	–	-	–	–	-
Unrealized fair value loss on available-for-sale investments	–	–	-		–	–	–	–	–	
Total income and expense for the year recognized directly in equity	–	–		-	(313)	-	-	313	–	-
Net Income (Loss)	–	–	–	–	–	–	–	(1,061)	–	(1,061)
Total income and expense for the year	–	–	-	-	(313)	-	-	(748)	–	(1,061)
Share-based payment	–	–	18	–	–	–	–	–	–	18
Cancelled subscriptions	-	–	–	–	–	–	–	–	–	-
At September 30, 2005	**₱9,989**	**₱2,956**	**₱47**	**₱37**	**₱20,654**	**₱-**	**₱-**	**(₱1,536)**	**₱200**	**₱32,347**

See accompanying Notes to Consolidated Financial Statements.

US SEC
File No. 82-3237

File No. 82-[illegible]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2006	2005	**2006**	2005
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**₱229**	(₱479)	**₱504**	(₱791)
Adjustments for:				
Provisions	**1,591**	1,630	**1,591**	1,630
Depreciation and amortization	**1,039**	856	**1,086**	909
Taxes other than income tax	**138**	22	**141**	24
Interest expense on loans and other financial charges	**719**	716	**640**	507
Present value impact on customers' refund	**126**	144	**126**	251
Interest expense on customers' deposits	**(115)**	876	**(115)**	876
Interest and dividend income	**(582)**	(223)	**(608)**	87
Disallowed recoveries – net	**53**	59	**53**	59
Equity in net earnings of associates & joint venture	**0**	0	**(126)**	(265)
Others	**(716)**	(1,734)	**(533)**	(361)
Operating income before working capital changes	**2,482**	1,867	**2,759**	2,926
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Trade and other receivables	**(337)**	1,872	**(76)**	1,714
Inventories	**(80)**	(218)	**(83)**	(167)
Other current assets	**(4,616)**	36	**(4,683)**	29
Increase(decrease) in:				
Trade and other payables	**2,931**	2,100	**2,502**	1,977
Other non-current liabilities	**483**	(677)	**698**	(311)
Estimated liability for project development	**-**	-	**(493)**	253
Net cash generated from operations	**873**	4,980	**624**	6,421
Franchise tax paid	**(1,389)**	(1,365)	**(1,389)**	(1,365)
Interest paid	**(229)**	(384)	**(229)**	(384)
Income tax paid	**0**	0	**0**	0
Interest and dividend received	**582**	223	**608**	(87)
Cash flow from ordinary activities	**(173)**	3,454	**(386)**	4,585
Customers' refund paid	**0**	(40)	**0**	(40)
Net cash used in operating activities	**(173)**	3,414	**(386)**	4,545

(Forward)

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2006	2005	2006	2005
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱1,108)**	(₱1,072)	**(₱1,293)**	(₱1,155)
Decrease (increase) in:				
Other receivables	**(791)**	269	**(792)**	273
Other noncurrent assets	**(1,073)**	692	**(1,023)**	715
Other current liabilities	**3,069**	350	**3,314**	401
Increase(decrease) in investments and advances	**(148)**	(75)	**(273)**	(1,036)
Increase(decrease) in other property and equipment	**(365)**	402	**(365)**	478
Net cash provided by investing activities	**(416)**	566	**(432)**	(324)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	-	-	**(35)**	(7)
Long-term debt	**(2,751)**	(301)	**(2,751)**	(301)
Increase in customers' deposits	**(405)**	462	**(405)**	461
Redemption of preferred stock	-	-	–	-
Increase (decrease) in minority interest	–	–	**95**	48
Net cash provided by (used in) financing activities	**(3,156)**	161	**(3,096)**	201
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(3,745)**	4,141	**(3,914)**	4,422
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**8,403**	7,117	**9,160**	7,576
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱4,658**	₱11,258	**₱5,246**	₱11,998

See accompanying Notes to Financial Statements.

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File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Nine Months Ended September 30			
	2006	2005	2006	2005
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	₱637	(₱1,447)	₱1,550	(₱1,188)
Adjustments for:				
Provisions	4,621	4,690	4,621	4,690
Depreciation and amortization	3,197	2,850	3,336	3,005
Taxes other than income tax	369	170	377	177
Interest expense on loans and other financial charges	2,184	2,015	1,413	1,345
Present value impact on customers' refund	882	1,007	882	1,007
Interest expense on customers' deposits	1,396	2,483	1,396	2,483
Interest and dividend income	(1,093)	(423)	(1,129)	(423)
Disallowed recoveries – net	163	177	163	177
Equity in net earnings of associates & joint venture	(392)	306	(350)	(42)
Others	(4,098)	(2,381)	(5,121)	(9)
Operating income before working capital changes	7,866	9,447	7,138	11,222
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Trade and other receivables	373	1,079	(1,956)	(4,135)
Inventories	(162)	(377)	263	(276)
Land and development costs	0	0	0	645
Other current assets	(5,780)	643	(5,654)	1,047
Increase(decrease) in:				
Trade and other payables	2,717	(1,398)	4,667	(56)
Other non-current liabilities	3,328	1,355	(2,505)	(3,855)
Estimated liability for project development	-	-	1,083	3,577
Net cash generated from operations	8,342	10,749	3,036	8,169
Franchise tax paid	(4,901)	(3,936)	(4,901)	(3,936)
Interest paid	(1,219)	(1,343)	(1,219)	(1,343)
Income tax paid	(272)	0	(272)	0
Interest and dividend received	1,093	423	1,129	423
Cash flow from ordinary activities	3,043	5,893	(2,227)	3,313
Customers' refund paid	(8)	(142)	(8)	(142)
Net cash used in operating activities	3,035	5,751	(2,235)	3,171

(Forward)

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	Parent Company		Consolidated	
	Nine Months Ended September 30			
	2006	2005	**2006**	2005
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱3,254)**	(₱3,107)	**(₱3,743)**	(₱4,186)
Decrease (increase) in:				
Other receivables	**(641)**	250	**(256)**	2,524
Other noncurrent assets	**(5,685)**	2,184	**(2,960)**	2,479
Other current liabilities	**3,344**	297	**3,974**	(379)
Increase(decrease) in investments and advances	**(146)**	497	**1,602**	3,012
Increase(decrease) in other property and equipment	**1,338**	957	**1,338**	576
Net cash provided by investing activities	**(5,044)**	1,078	**(45)**	4,026
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**-**	-	**(83)**	(54)
Long-term debt	**(7,482)**	(1,365)	**(7,493)**	(1,365)
Increase in customers' deposits	**427**	1,417	**427**	1,417
Proceeds from long-term debt			**589**	-
Increase (decrease) in minority interest	**–**	–	**5**	(115)
Net cash provided by (used in) financing activities	**(7,055)**	52	**(6,555)**	(117)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(9,064)**	6,881	**(8,835)**	7,080
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**13,722**	4,377	**14,081**	4,918
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱4,658**	₱11,258	**5,246**	₱11,998

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering 25 cities and 86 municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City.

b. Regulation and Franchise Renewal

Prior to the enactment in 2001 of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," [see Note 36(b)], the Parent Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidated the Parent Company's 50 franchises servicing 25 cities and 86 municipalities in Metro Manila and in six surrounding provinces.

2. Rate Cases

a. GRAM Case

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs or the Generation Rate Adjustment Mechanism (GRAM). The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed at the ERC for approval. The GRAM Implementing Rules did not require publication of, nor the conduct of public hearings on, filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kWh in accordance with the GRAM Implementing Rules.

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The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the Supreme Court (SC) questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

No provisioning has been made in this case since the SC did not order the refund of the generation charge collections under the GRAM. In addition, generation costs for the period covered by the GRAM have all been confirmed for recovery from customers. If recovery is not allowed through the GRAM, it will be recovered through some other methods that the ERC may allow.

On September 1, 2006, the ERC ordered Meralco to stop collecting from its consumers adjustments in its generation charge authorized under an automatic mechanism in ERC Case No. 2004-1 12. This is in accordance with the August 16, 2006 resolution of the Supreme Court which invalidated and declared void the June 2, 2004 order of ERC. The SC voided the implementation of the GRAM as the latter did not pass through public hearings. On September 11, 2006, Meralco has committed to refund its customers for the disallowed GRAM related charges starting in January 2007.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱0.30 per kWh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kWh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kWh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kWh increase reflecting higher generation and transmission charges and ₱ 0.0865 per kWh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent

Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On March 11, 2005, the Parent Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of September 30, 2006, the SC has not ruled on the Parent Company's petition.

c. SC Decision on the ₱0.167 Refund

On January 28, 1994, the ERB granted the Parent Company a provisional rate relief of ₱0.184 per kWh in ERB Case No. 93-118. However, on February 16, 1998, the ERB rendered its decision disallowing income tax as an operating expense over the protestation of the Parent Company on the ground that this was not only the existing practice but also sanctioned by the ERB in other cases. The Parent Company appealed to the CA which reversed the decision of the ERB in the February 26, 1999 decision of the said appellate court. In February 2000, the oppositors to the rate relief elevated the case to the SC. In turn, the SC reversed the CA decision on November 15, 2002 and ordered the Parent Company to refund to its customers ₱0.167 per kWh starting with the Parent Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The Parent Company filed a Motion for Reconsideration but the SC denied it with finality on April 30, 2003. The loss arising from the SC decision amounted to ₱30,055 million, which represents the amount of refund to its customers of ₱0.167 per kWh for billing cycles from February 1994 to April 30, 2003.

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The ERC approved the release of the refund in four phases. The last phase, Phase IV, is ongoing.

In connection with the above refund, GMA Network, Inc. and RGMA Network, Inc. joined the NASECORE in requesting the ERC to compel the Parent Company to pay interest. But in an Order dated December 21, 2004, the ERC denied their motions on the grounds that: i) the SC's judgment on the refund did not provide for payment of interest; and that ii) it had long become final and executory and can no longer be altered or amended.

On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a Petition in the CA praying that the Parent Company be ordered to immediately refund the amounts due to them plus legal interest of 6% per annum from February 1994 to April 9, 2004 when the Decision of the SC became final and executory and 12% per annum from April 9, 2004 until fully paid. Citing jurisprudence on the matter, they argued that prior to April 9, 2004, there was no loan or forbearance of money to speak of yet and so the legal interest is fixed by law at 6% per annum. When the SC's Decision became final and executory, the rate of legal interest is raised to 12% per annum as the obligation is equivalent to a forbearance of credit. The Parent Company opposed the petition. GMA Network, Inc. and RGMA Network, Inc. filed their motion for reconsideration of the CA Resolution.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that the refund amounts do not earn interest.

d. Rate Increase Application dated October 10, 2003

On October 10, 2003, the Parent Company filed an application with the ERC seeking to adjust the Parent Company's rate by an average of ₱0.1358 per kWh based on (a) an independent appraisal of the Parent Company's 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Parent Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in the Parent Company-related charges of ₱0.12 per kWh, effective January 2004. On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, and the submission of respective memoranda by the parties thereafter, the SC on June 15, 2004 laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the IRR of RA No. 9136, particularly the publication and comment requirements. Both the ERC and the Parent Company seasonably filed their separate MRs of the June 15, 2004 decision of the SC.

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On April 27, 2005, the Parent Company filed with the ERC a motion to withdraw the ₱0.1358 per kWh rate application. While the ERC granted the Parent Company's motion to withdraw, it decided to pursue its MR at the SC. The Court, on August 9, 2005, denied with finality ERC's MR.

e. Rate Increase Application dated May 31, 2005

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kWh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱ 56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 36(b)].

As of October 31, 2006, hearing on the Petition is still ongoing with the continuation of the cross-examination of the Parent Company's final witness. Next hearing has been set for August 16 and 17, 2006.

3. Basis of Preparation

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines as set forth in Philippine Financial Reporting Standards (PFRSs). PFRSs include standards named PFRSs and Philippine Accounting Standards (PASs), including interpretations issued by the Philippine Accounting Standards Council. These are the first consolidated financial statements prepared in accordance with PFRSs.

The Parent Company and its subsidiaries (collectively referred to as "the Company") prepared its consolidated financial statements until December 31, 2004 in accordance with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing its consolidated financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to both years presented except for PAS 32 and 39. An explanation of how the transition to PFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The accompanying consolidated financial statements have been prepared on the historical cost basis, except for utility plant and others and investment properties which are carried at deemed costs (see Note 5), and except for derivative financial instruments and available-for-sale investments that are measured at fair value.

The consolidated financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRSs, and rounded to the nearest millions except when otherwise indicated.

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4. Changes in Accounting Policies

The adoption of PFRS resulted in certain changes to the Company's previous accounting policies (referred to as "previous GAAP").

The changes in accounting policies resulted from adoption of the following new PASs and PFRSs which became effective for annual reporting period beginning January 1, 2005.:

PFRS 1, "First-time Adoption of Philipine Financial Reporting Standards";

PFRS 2, "Share-Based Payments";

PAS 2, "Inventories";

PAS 16, "Property, Plant and Equipment";

PAS 19, "Employee Benefits";

PAS 21, "The Effects of Changes in Foreign Exchange Rates";

PAS 32, "Financial Instruments: Disclosure and Presentation";

PAS 39, "Financial Instruments: Recognition and Measurement"; and

PAS 40, "Investment Property".

The comparative figures for the 2004 consolidated financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments, from January 1, 2005 and adopted the "deemed cost" approach for utility plant and others and investment properties.

Standards Not Yet Effective

The Company did not opt for the early adopt the following standards and amendments that have been approved but are not yet effective:

Amendments to PAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures – The revised disclosures from the amendments will be included in the Company's financial statements when the amendments are adopted in 2006.

PFRS 6, Exploration for and Evaluation of Mineral Resources – This standard does not apply to the activities of the Company.

PFRS 7, Financial Instruments - Disclosures – The revised disclosures on financial instruments provided by this standard will be included in the Company's financial statements when the standard is adopted in 2007.

Reconciliation of Net Loss Without PFRS Adjustments

As previously discussed, the Company adopted new PFRSs effective January 1, 2005. Had the Company prepared its 2005 consolidated financial statements in accordance with previous GAAP (excluding PFRSs

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effective January 1, 2005), the Company would have reported a net income of ₱479 million in 2005. A reconciliation of the net income (loss) is as follows:

	Amounts in Millions
Net loss under PFRS	(₱350)
Financial instruments	1,616
Employee benefits	(777)
Property, plant and equipment	(36)
Share-based payments	26
Net income under previous GAAP	₱479

5. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the consolidated financial statements of the Company are as follows:

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31, 2005.

	Country of Incorporation	Principal Activities	Percentage of Ownership
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	100
Asian Center for Energy Management (ACEM)*	Philippines	Research & Development	100
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	97
Corporate Information Solutions, Inc. (CIS)	Philippines	Systems Development	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	51

** For dissolution*

The financial statements of the subsidiaries are prepared for the same reporting year as the Parent Company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognized in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date that such control ceases.

Investments in Associates

The Company's investments in associates (entities over which the Company has significant influence and are neither subsidiaries nor joint ventures) are accounted for under the equity method of accounting in the consolidated financial statements. They are carried in the consolidated balance sheets at cost plus post-

acquisition changes in the Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting in the consolidated financial statements. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The financial statements of the joint venture are prepared for the same reporting year as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Company contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Company purchases assets from the joint venture, the Company does not recognize its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

Utility Plant and Others

Utility plant and others are stated at "deemed" cost (see Note 4), excluding the costs of day-to-day servicing less accumulated depreciation and any impairment loss. Such cost includes the cost of replacing part of such plant and equipment when that cost is incurred if the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful life of the assets. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

An item of utility plant and others is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations in the year the asset is derecognized.

Upon the disposal of an item of utility plant and others, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount.

The asset's residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial yearend.

When each major inspection is performed, its cost is recognized in the carrying amount of the utility plant and others as a replacement if the recognition criteria are satisfied.

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Construction in Progress

Construction in progress of sub-transmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Impairment of Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash- generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of operations in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Investment Properties

Investment properties of the Parent Company are stated at "deemed" cost (see Note 4), including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties of Rockwell represent land, building, structures and improvements of the mall (the "Power Plant") and are stated at cost. These are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost

is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the consolidated statement of operations in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale. These transfers are recorded using the carrying amount of the investment property at the date of the change in use.

Deferred Pass-through Fuel Costs

Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year. In 2005, such amount was reduced as a result of the resolution of the dispute described in Note 13.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and in banks and short term investments with an original maturity of three months or less.

Receivables

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Inventories

Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost and net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs incurred during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Land and Development Costs

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost and net realizable value less allowance for probable losses. Expenditures for development are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to complete and sell.

Financial Assets (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Assets at Fair Value through Profit or Loss. Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term or upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the consolidated statements of operations.

Held-to-Maturity Investments. Non-derivative financial assets that are quoted in the market with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

Loans and Receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-Sale Financial Assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. Available-for-sale assets are carried at fair value in the consolidated balance sheets. Changes in the fair value of such assets are accounted for in stockholders' equity.

Derivative Financial Instruments
Derivative financial instruments (including bifurcated embedded derivatives) are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair

US SEC
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value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the current year.

Impairment of Financial Assets (Effective January 1, 2005)

The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost. If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of operations, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost. If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-Sale Financial Assets. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of operations. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

De-recognition of Financial Assets and Liabilities (Effective January 1, 2005)

Financial Assets. A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is de-recognized when:

the rights to receive cash flows from the asset have expired;

the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial Liabilities. A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Interest-Bearing Loans and Other Borrowings

Long-term debt is initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net income or loss when the liabilities are de-recognized as well as through the amortization process.

Debt issuance costs are deferred and amortized using the effective interest method and are removed from the accounts when the loans are fully settled or restructured.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Pension and Other Post-Employment Benefits

The Company, except for MIESCOR, has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The Company also provides additional post-employment benefits upon retirement. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans. MIESCOR has a defined contribution retirement plan.

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The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and any actuarial gains not recognized reduced by past service cost and actuarial losses not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Share-Based Payment Transactions

The Parent Company has a stock purchase plan for its employees and retirees to purchase fixed number of shares of stock at a stated price. When the grants vest, the capital stock transactions are recorded at the fair value of the awards on grant date as described below. The terms of the plan include, among others, a three-year holding period of the purchased shares and cancellation of the purchase prior to full payment of the purchase price.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes Option Pricing Model. In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Parent Company's best estimate of the number of equity instruments that will ultimately vest. The consolidated statement of operations charge or credit for a period represents the movement in cumulative expense recognized for the relevant period.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding awards is reflected as additional share dilution in the computation of loss per share (see Note 35).

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Parent Company

Sale of electricity. Revenues are recognized upon supply of power to the customers.

The UFR on the rate unbundling released by the ERC on October 30, 2001 specified the following bill components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA I and II and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. National and Local Franchise

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Taxes and Universal Charges, which are billed and collected merely on behalf of the national and local government and the ERC, respectively, do not form part of the Parent Company's revenues.

On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The levels of the Generation Charge and the CERA were fixed by the ERC in the unbundling decision until such time that that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly filing by the utilities, resulting in a lag between the time the costs are incurred and when they may be recovered.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates (AGRA) by Distribution Utilities. The AGRA guidelines were amended in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kWh starting February 1, 2005 until January 2007.

The approval by the ERC of the second GRAM covering the period from November 2003 to January 2004 was opposed by NASECORE in a Petition filed before the SC. The SC ruled against the ERC and the Parent Company in a Decision dated February 2, 2006. The SC declared the approval of the second GRAM as invalid because the jurisdictional requirements under the Implementing Rules of EPIRA were not complied with and the GRAM Implementing Rules was not published by the ERC. The Parent Company and the ERC, through the Office of Solicitor General, filed last February 20, 2006, respective motions for reconsideration of the SC's February 2, 2006 Decision. The SC decision did not order the refund of what has been collected. Since generation cost is a pass-through cost that was already advanced by the Parent Company, its legal counsels opined that such cost could be recovered under another duly approved recovery mechanism, i.e., AGRA, with the ERC's consent.

With the enactment of RA No. 9337, the ERC issued on November 7, 2005 Resolution No. 20, Series of 2005 which prescribed the Guidelines for Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Power Industry. RA No. 9337 removes the 2% national franchise tax but imposes a VAT on generation, transmission, distribution, and supply of electricity. Similar to the local franchise tax, the VAT is a separate item in the customers' bills. The 10% VAT is imposed on electricity consumptions starting November 1, 2005. The VAT rate was increased to 12% beginning February 1, 2006.

Interest Income. Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends. Revenue is recognized when the Company's right to receive the payment is established.

Rental Income. Rental income (shown as part of "Revenues - Others " account in the consolidated statements of operations) arising from investment properties and poles is accounted for on a straight-line basis over the lease terms on ongoing leases.

Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the consolidated balance sheets.

Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues - Others" account in the consolidated statements of operations) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar (shown as part of "Revenues - Others" account in the consolidated statements of operations) is recognized upon receipt of cash from the customer.

MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

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Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

CIS

Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.

Consultancy fees are recognized when software services are rendered.

Sales from computer equipment and peripherals are recognized when goods are delivered.

ė-MVI and MEI

Revenue is recognized when services have been rendered.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. In accordance with ERB Case No. 87-330 (ICERA II under the unbundled rate structure), foreign exchange losses arising from the restatement of foreign currency-denominated loans of the Parent Company, from the base rate to the current exchange rate, are recoverable through corresponding adjustments in the customers' bills. In view of this automatic reimbursement mechanism, the Parent Company recognizes a Deferred CERA (included as part of "Other non-current assets" account in the consolidated balance sheets) with a corresponding credit (debit) to CERA revenues for the unrealized foreign exchange gain (loss) which have not been billed to the customers.

Taxes
Current Tax. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Deferred Tax. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

US ... File No 82-5...

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of MCIT and NOLCO can be utilized except:

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of operations.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Derivative Financial Instruments and Hedging

The Parent Company uses derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Subsequent Events

Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Subsequent events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

6. Significant Accounting Judgments and Estimates

Judgments

In the process of applying the Company's accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Contingencies. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings (see Note 33).

Outstanding provisions to cover pending claims and tax assessments against the Company which the Company may be liable amounted to ₱21,710 million and ₱15,003 million as of September 30, 2006 and 2005, respectively (see Note 22).

Operating Lease Commitments. The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated Useful Lives. The useful life of each of the assets included in the Company's utility plant and others account and investment properties is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any utility plant and others would increase the recorded operating expenses and decrease the carrying value utility plant and others.

Utility plant and others on a consolidated basis amounted to ₱94,250 million and ₱94,357 million as of September 30, 2006 and 2005, respectively (see Note 9).

Investment properties amounted to ₱3,215 million and ₱1,700 million as of September 30, 2006 and 2005, respectively (see Note 12).

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Allowance for Doubtful Accounts. The allowance for doubtful accounts is estimated using two methods. The total of the amounts calculated using the two methods determine the total allowance to be maintained as of the reporting period.

The first method is a collective assessment of all accounts except those of the General Power (GP) government accounts. In a collective assessment, the Company groups the receivables according to the credit risk profile of their customers and provide allowance based on historical loss experience. Full allowance is provided for accounts more than 90 days old.

Second, a separate assessment method is performed for the GP government accounts. These accounts are separated from the collective assessment since government accounts have exhibited unique collection characteristics. GP accounts comprise the bulk of government accounts balance. For these accounts, a combination of individual and collective assessment is used to determine the provision amount. All terminated accounts are fully provided and for the active accounts, partial allowance is provided based on estimate of collectibility.

The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Consolidated provision for doubtful accounts amounted to ₱608 million and ₱1,358 million as of September 30, 2006 and 2005, respectively. Consolidated trade and other receivables, net of allowance for doubtful accounts, amounted to ₱33,095 million and ₱29,910 million as of September 30, 2006 and 2005, respectively (see Note 15).

Allowance for Inventory Obsolescence. The allowance for obsolescence relating to inventories consists of collective and specific provisions. A collective provision is established as a certain percentage based on the age and movement of stocks. The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

No provision was made for the nine months ended September 30, 2006 and 2005, respectively. Materials and supplies, net of allowance for obsolescence, amounted to ₱1,313 million and ₱1,350 million as of September 30, 2006 and 2005, respectively (see Note 16).

Deferred Income Tax Assets. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Management believes that sufficient taxable profit will be generated to allow all or part of the deferred income tax assets to be utilized.

Impairment of Assets. PFRS require that an impairment review be performed when certain impairment indicators are present. Determining the fair value of assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets.

While it is believed that the assumptions used in the estimation of fair values reflected in the consolidated financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable values and any resulting impairment loss could have a material adverse impact on the results of operations.

Consolidated non-current assets that are subjected to impairment testing when impairment indicators are present are as follows:

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	Sep 2006	Sep 2005
	(Amounts in Millions)	
Utility plant and others – net	**₱94,250**	₱94,357
Investment properties – net	**3,215**	1,700
Deferred pass-through fuel costs	**7,521**	11,133
Deferred foreign exchanges loss (CERA II)	**1,062**	4,329

No impairment losses were recognized for the third quarter of 2006 and 2005.

Financial Assets and Liabilities. PFRS requires that certain financial assets and liabilities be carried at fair value, which requires the use of accounting judgment and estimates. While significant components of fair value measurement are determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the timing and amount of changes in fair value would differ with the valuation methodology used. Any change in the fair value of these financial assets and liabilities would directly affect net income or loss and equity.

Fair value of financial assets and liabilities are as follows (see Note 31):

	2005	2004
	(Amounts in Millions)	
Financial assets	**₱44,796**	₱33,268
Financial liabilities	**99,512**	99,827

Fair value of derivatives or other financial instruments. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

Revenue Recognition. The Company's revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

Revenue of the Parent Company is billed under different cycles with different cycle cut-off dates while revenue is taken up in the accounts based on calendar month. The recognition of unbilled revenues for billing cycles that have earlier than month-end cut-off dates requires the use of estimates.

The difference between the amount initially recognized and actual settlement or actual billing is taken up in the accounts upon reconciliation or in the next period. Management believes that such use of estimates will not result in material adjustments in future periods.

Real estate sales, where Rockwell has material obligations under the sales contract to provide improvements after the subject properties are sold, are accounted for under the percentage-of-completion method. The percentage of completion is based on the estimates and reports of the contractors and project consultants. Management also believes that such use of estimates will not result in material adjustments in future periods.

Pension Cost and Benefits. The determination of the obligation and cost for pension and other retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts.

Those assumptions are described in Note 29 and include among others, discount rate, expected return on plan assets and rate of compensation increase. In accordance with PFRS, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While it is believed that the Company's assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's pension and other retirement obligations.

Accrued pension amounted to ₱10,239 million and ₱6,328 million as of September 30, 2006 and 2005, respectively (see Note 25).

Unrecognized actuarial gains (losses) amounted to (₱286) million and ₱74 million as of December 31, 2005 and 2004, respectively (see Note 29).

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates on government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 29.

7. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.

The real estate segment is involved in real estate development and leasing.

The services segment is involved principally in engineering, construction and consulting services, and e-transaction services.

Segment revenues, segment expenses and segment results include transfers among business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in the consolidation.

The Company operates and generates revenues only in the Philippines (i.e., one geographical location).

Thus, geographical segment information is not presented.

Business Segment Data

For the Nine Months Ended September 30, 2006 and 2005 (Unaudited) and as of December 31, 2005 (audited)

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Sep-2006	Sep-2005	Dec 2005	Sep-2006	Sep-2005	Dec-2005	Sep-2006	Sep-2005	Dec-2006	Sep-2006	Sep-2005	Dec-2005	Sep-2006	Sep-2005	Dec-2005
								(Amounts in Millions)							
Revenues															
External sales	₱134,969	₱127,685	₱171,244	₱2,297	₱ 1,828	₱2,102	₱604	₱652	₱922				137,870	130,165	₱174,268
Inter-segment sales			171	–	–	–	252	265	404	(252)	(265)	(575)			
Total revenues	134,969	127,685	171,415	2,297	1,828	2,102	856	917	1,326	(252)	(265)	(₱575)	137,870	₱130,165	₱174,268
Results															
Segment results			1,678							–	–	-	3,762	3,182	2,086
Extraordinary loss															
Interest and other charges – net													(2,562)	(4,412)	(3,950
Equity in net earnings of investees													350	42	142
Minority interest													(135)	(146)	(143
Provision for (benefit from) income tax													(239)	273	1,515
Net income (loss)			1,678			288			120		-	-	1,176	(1,061)	(350
Other Information															
Segment assets	153,472	153,799	153,099	11,606	12,868	11,285	1,684	1,544	1,696	(814)	(1,549)	(3,474)	165,948	166,662	162,606
Deferred income tax assets															
Investments – at equity	4,417	3,451								(2,766)	(1,634)		1,651	1,817	1,730
Consolidated total assets	157,889	157,250	153,099	11,606	12,868	11,285	1,684	1,544	1,696	(3,580)	(3,183)	(3,474)	167,599	168,479	164,336
Segment liabilities	119,206	122,417	115,453	5,314	6,607	4,962	1,566	1,625	1,299	(260)	(6,034)	(227)	125,826	124,615	121,487
Deferred income tax liabilities													2,107	6,163	4,388
Minority interest															
Consolidated total liabilities	119,206	122,417	115,453	5,314	6,607	4,962	1,566	1,625	1,299	(260)	(6,034)	(227)	127,933	130,778	125,875
Capital expenditures	3,254	3,107	5,191	59	34	34	430	1,045	53	–	–	–	3,743	4,186	5,278
Depreciation and amortization	3,197	2,840	4,559	131	144	232	8	12	50	–	–	4	3,336	2,996	4,845
Non-cash expenses other than depreciation and amortization	163	177	10,794			15			21		–	–	163	177	10,830

US SEC
File No. 82-3237

For the Quarters Ended September 30, 2006 and 2005 (Unaudited)

	Power Distribution		Real Estate		Services		Eliminations		Consolidated	
	Sep-2006	Sep-2005	Sep-2006	Sep-2005	Sep-2006	Sep-2005	Sep-2006	Sep-2005	Sep-2006	Sep-2005
					(Amounts in Millions)					
Revenues										
External sales	₱45,463	₱44,621	₱763	₱ 651	₱184	₱258			46,410	45,530
Inter-segment sales			–	–	85	92	(85)	(92)		
Total revenues	45,463	44,621	763	651	269	350	(85)	(92)	46,410	₱45,530
Results										
Segment results										
Extraordinary loss							–	–	421	666
Interest and other charges – net										
Equity in net earnings of investees									(43)	(1,721)
Minority interest									126	264
Provision for (benefit from) income tax									(31)	(49)
Net income (loss)									(19)	361
Other Information									454	(479)
Segment assets	153,472	153,799	11,606	12,868	1,684	1,544	(814)	(1,549)	165,948	166,662
Deferred income tax assets										
Investments – at equity	4,417	3,451								
Consolidated total assets	157,889	157,250	11,606	12,868	1,684	1,544	(2,766)	(1,661)	1,651	1,790
Segment liabilities	119,206	122,417	5,314	6,607	1,566	1,625	(3,580)	(3,210)	167,599	168,452
Deferred income tax liabilities							(260)	(6,034)	125,826	124,615
Minority interest									2,107	6,163
Consolidated total liabilities	119,206	122,417	5,314	6,607	1,566	1,625	(260)	(6,034)	127,933	130,778
Capital expenditures	1,108	1,072	22	9	163	74	–	–	1,293	1,155
Depreciation and amortization	1,039	847	44	48	3	4	–	–	1,086	899
Noncash expenses other than depreciation and amortization	53	59					–		53	59

File No. 82

US SEC
File No. 82-3237

8. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. Land held for future development represents 32,959 square meters of land ready for development.

Development costs include allocated cost of the land and construction costs incurred related to "Joya Lofts and Towers" (Joya) and unsold "Manansala" condominium projects in 2004 (see discussion below).

In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2005. The "Manansala" was completed in December 2005.

In January 2004, Rockwell launched the "Joya", a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 82% market take up at ₱ 5,100 million as of December 31, 2005. As of December 31, 2005, the construction activity is in the superstructure phase. Total estimated cost to complete the project amounted to ₱4,600 million. Rockwell expects to complete the "Joya" by 2008. Total cash received from pre-selling activities of "Joya" amounted to ₱762 million as of December 31, 2004.

Condensed financial information for Rockwell, before inter-company elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	Sep 2006	Sep 2005
	(Amounts in Millions)	
Current assets	**₱4,086**	₱5,535
Non-current assets	**7,521**	7,333
Current liabilities	**(1,649)**	(695)
Non-current liabilities	**(3,666)**	(5,912)
Net assets	**₱6,292**	₱6,261
Revenues	**₱2,297**	₱1,827
Costs and expenses	**2,021**	1,614
Net income	**₱276**	₱213

9. Utility Plant and Others

The movements of Parent Company's utility plant and others for the quarter ended September 30, 2006 follows:

	Sub-transmission and Distribution	Others	Total
Cost:			
Beginning	₱99,264	₱29,670	₱128,934
Transfers from CIP	3,785	632	4,417
Disposals/retirements	(1,068)	(133)	(1,201)
Reclassification & others	(174)	389	215
Ending	101,807	30,558	132,365
Accumulated depreciation:			
Beginning as restated	32,451	7,840	40,291
Charge for the year	2,418	845	3,263
Disposals/retirements	(1,067)	(122)	(1,189)
Reclassification and others	214	(39)	175
Ending	34,016	8,524	42,540
Net book value–September 30,2006	₱67,791	₱22,034	₱89,825
Net book value–September 30,2005	₱66,025	₱25,448	₱91,473

Depreciation of utility plant and others is computed using the straight-line method (except for certain sub-transmission and distribution assets which uses straight-line functional group method) over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Sub-transmission and distribution	10-35 years, depending on the significant parts involved
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	10 years
Buildings and improvements	40 years
Others	20 years

Depreciation of assets of the subsidiaries is computed using the straight-line method over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

Substantially all of the utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligation and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders (see Note 20).

10. Construction in Progress

	Parent Company	Consolidated	Consolidated & Audited
	Sep-2006	**Sep-2006**	Dec-2005
		(Amounts in Millions)	
Beginning	**₱3,799**	**₱3,799**	₱4,623
Additions	**3,078**	**3,078**	5,191
Transfers to utility plant and others	**(4,416)**	**(4,416)**	(5,872)
Reclassification from advance payment to suppliers and others	**-**	**-**	(143)
Ending	**₱2,461**	**₱2,461**	₱3,799

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of sub-transmission and distribution facilities. Borrowing costs capitalized amounted to ₱83 million and ₱103 million for the nine-months ended September 30, 2006 and 2005, respectively.

Average capitalization rates for the nine months ended September 30, 2006 and 2005 were 10.19% and 10.69%, respectively.

11. Investments in Associates and Joint Venture

Investments in the following associates and joint venture are accounted for under the equity method:

	Country of Incorporation	Principal Activities	Percentage of Ownership
Associates:			
First Private Power Corporation and Subsidiary (FPPC)	Philippines	Power Generation	40
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	38

US SEC
File No. 82-3237

	Country of Incorporation	Principal Activities	Percentage of Ownership
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	Philippines	Sale of metering products and services	35
Joint Venture:			
Soluziona	Philippines	Management and information technology consultancy	50

The details and movements of investments in associates and joint venture follow:

	2005	2004
	(Amounts in Millions)	
Acquisition costs	₱648	₱648
Accumulated equity in net earnings:		
Balance at beginning of year	412	334
Equity in net earnings for the year	142	222
Depreciation on share in revaluation increment	175	178
Dividends declared	(284)	(322)
Balance at end of year	445	412
Share in revaluation increment of an associate:		
Balance at beginning of year	811	989
Depreciation on share in revaluation increment	(175)	(178)
Balance at end of year	636	811
Share in cumulative translation adjustment of an associate:		
Balance at beginning of year	(25)	(35)
Additions during the year	26	10
Balance at end of year	1	(25)
	₱1,730	₱1,846

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2006	Sep 2006	Dec 2005
		(Amounts in Millions)	
FPPC	₱640	₱640	₱1,552
Rockwell	142	142	-
e-MVI	75	75	-
Miescor	67	67	-
Others	190	727	178
	₱1,114	₱1,651	₱1,730

Condensed financial information for FPPC (before the adjustment to reflect the revaluation on property, plant and equipment) and GEPMICI follow:

	FPPC	GEPMICI	FPPC	GEPMICI	FPPC	GEPMICI
	Sep 2006		Sep 2005		Dec 2005	
			(Amounts in Millions)			
Current assets	₱1,656	₱275	₱1,986	₱ 329	₱1,774	₱117
Noncurrent assets	2,938	33	2,790	44	2,671	13
Current liabilities	832	100	909	101	1,200	33
Noncurrent liabilities	347	–	784	–	610	–
Net assets	3,415	208	3,083	272	2,635	97
Revenues	2,033	78	2,140	323	1,942	50
Costs and expenses	1,192	74	1,305	303	1,204	41
Net income	841	4	835	20	738	9

The aggregate amounts of the Parent Company's proportionate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona follows:

	Sep 2006	Sep 2005	Dec 2005*
		(Amounts in Millions)	
Current assets	₱120	₱86	₱114
Noncurrent assets	56	16	67
Current liabilities	(95)	(29)	(114)
Noncurrent liabilities	-	-	-
Net assets	₱81	₱73	₱67
Revenues	₱183	₱171	₱249
Costs and expenses	171	162	235
Net income	₱12	₱9	₱14

* *consolidated*

US SEC
File No. 82-3237

12. Investment Properties

Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties. Generally, charges for leases to related parties are made at market rates.

Due to absence of an active market, the fair values of the investment properties of the Parent Company are not readily available. However, management believes that the fair values are not lower than the carrying values of the investment properties as of December 31, 2005.

Investment properties of Rockwell (at cost) include the accumulated costs incurred for the development and construction of the mall, "The Power Plant". Unamortized borrowing costs (net of depreciation) capitalized as part of investment properties amounted to ₱312 million and ₱322 million as of December 31, 2005 and 2004, respectively. No borrowing costs were capitalized starting 2001.

As discussed in Note 20(a), investment properties of Rockwell with a carrying value of ₱3,000 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell.

The aggregate fair value of Rockwell's investment properties amounted to ₱4.3 billion as of December 31, 2005.

Rockwell's investment properties were valued by independent professionally qualified appraisers. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and knowledgeable, willing seller in an arm's length transaction at the date of valuation.

The value of the property was arrived at through the use of both Cost Approach and the Income Approach.

The Cost Approach is a process of estimating the reproduction cost, new or replacement cost, new, of the improvements, considering the prevailing market prices for material, labor, construction's overhead, profit and other charges, less allowance for physical depreciation and obsolescence. The value of the land is then added to arrive at an indication of the value of the property.

The Income Approach considers the resulting net income of the lease business operations of the mall including the parking fees and then capitalized in accordance with commensurate return on investment plus due allowance rate for depreciation to indicate the value of which the property can be duly offered under open market conditions.

In valuing the land, records of sales and offerings of similar lands were analyzed, and comparisons were made of such factors as location, size, shape, characteristics of the lot, and present and prospective use.

Duly noting the disparity of value indication, a weighted ratio correlation is applied, wherein the Income Approach to value is given dominant preference over that of the Cost Approach. The Cost

File No. 82-...

Approach in this case cannot be entirely discarded since almost all of the depreciable assets are relatively brand new.

13. Deferred Pass-Through Fuel Costs and Other Noncurrent Assets

Deferred Pass-Through Fuel Costs

Deferred pass-through fuel costs represents the billed amounts for the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers (IPPs), First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" - see Notes 26and 34c), due to the First Gas plant's dispatch below their stipulated capacity factors. As of December 31, 2005, First Gas has billed the Parent Company for a total of US$231 million, representing unconsumed gas for the years 2002-2004. Such unconsumed gas can be utilized over a period of 10 years up to 2014 and the Parent Company expects that the First Gas plants will be dispatched sufficiently to utilize the unconsumed gas within the prescribed 10-year period. Further, First Gas, in a letter dated January 20, 2006, informed the Parent Company that there is no unconsumed gas for the year 2005. This liability for unconsumed gas amounting to ₱13,031 million, equivalent to the original amounts billed by First Gas, as of December 31, 2004 was presented as a non-current liability in the "Liability arising from deferred pass-through fuel costs" account in the 2004 consolidated balance sheet. Further; the Parent Company computed interest cost on this liability starting February 2003 equivalent to USD LIBOR plus 1%. Total interest expense for the year ended December 31, 2004 amounted to ₱364 million and is shown as part of "Interest and other financial expenses" account in the 2004 parent company statement of operations (see Note 28). The related liability for interest amounting to ₱518 million as of December 31, 2004 is shown as part of "Other non-current liabilities" account in the 2004 consolidated balance sheet.

The Parent Company's obligations to pay for unconsumed gas were deferred until the resolution of the dispute between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. On March 22, 2006, First Gas and the Gas Sellers signed settlement agreements to take effect upon satisfaction of certain conditions precedent, including among others, securing the Parent Company's consent. The Parent Company is currently reviewing the consent documents. Payment obligations of First Gas under the settlement agreements are passed on to the Parent Company in accordance with its power purchase agreements with First Gas.

Under the terms of the settlement agreements, the total claim of US$231 million is reduced to $148 million effective October 1, 2005, less a recognized credit on January 31, 2006 of US$13 million corresponding to gas consumption in excess of take-or-pay quantities for 2005. Further, the Parent Company shall pay interest on the reduced amount equivalent to 1 month USD LIBOR + 2% from the time these amounts were originally due until the effectivity of the settlement agreements. The liabilities shall be settled through quarterly payments starting in 2006 until 2009. Interest under the settlement agreements will be 3 months USD LIBOR + 4% starting October 1, 2005.

As a result of the settlement agreement, the "Liability arising from deferred pass-through fuel costs" has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has

been classified as a current liability in accordance with the payment terms. On the other hand, the interest cost recognized by Company as of December 31, 2005 has been reduced to ₱883 million because of the reduction in the liability. This remaining liability corresponding to accrued interest is now based on the terms of the settlement agreements and is shown as part of "Trade and other payables" account in the 2005 consolidated balance sheet.

Total interest expense for the calendar-year to-date ended September 30, 2006 amounted to ₱113 million and is shown as part of "Interest and other financial expenses" account in the September 2006 consolidated statement of operations (see Note 28).

The non-current portion of the liability for unconsumed gas amounting to ₱3,897 million and ₱9,586 million as of September 30, 2006 and 2005, respectively, is shown as "Liability arising from deferred pass-through fuel costs" while the current portion amounting to ₱1,520 million as of September 30, 2006 is shown as part of "Trade and other payables" account in the consolidated balance sheets.

Other Noncurrent Assets

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2006	Sep 2006	Dec 2005
		(Amounts in Millions)	
Deferred foreign exchange loss (CERA II)	**₱1,062**	₱1,062	₱3,145
Noncurrent trade receivables of Rockwell-net of present value effect of P456M in 2005	**0**	0	2,947
Deferred purchased power cost – net of current portion	**4,452**	4,452	1,385
Receivable from BIR – net of current portion	**577**	577	577
Available-for-sale investments (see Note 31)	**69**	76	294
Pass-through VAT Payable	**660**	660	0
Others	**4,328**	5,054	572
	₱11,148	₱11,881	₱8,920

a. Deferred CERA II

Deferred CERA II represents deferred foreign exchange losses that are billable to customers upon settlement of the principal amount of the foreign currency denominated debt.

b. Deferred purchased power cost

Deferred purchased power cost represents purchased power costs incurred by the Parent Company which is amortized over collection periods approved by the ERC. Based on these collection periods, current and non-current portion of the deferred purchased power cost is as follows:

	Consolidated and audited	
	Dec 2005	Dec 2004
	(Amounts in Millions)	
Current [shown as part of "Unbilled trade receivables" account (see Note 15)	**₱3,282**	₱3,377
Noncurrent – net	**1,385**	6,000
Total	**₱4,667**	₱9,377

Purchased power costs being charged by Quezon Power Philippines Ltd (QPPL) include transmission line fee charges in connection with the Parent Company's transmission line agreement with QPPL. Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges pending ERC resolution of such disallowance. In an Order dated September 20, 2004, the ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Parent Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of P843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, in 2004, the Parent Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of National Power Corporation (NPC)". Accordingly, the Parent Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million and for the year ended December 31, 2005 amounting to ₱231 million, was computed based on the said ERC Order.

Deferred purchased power cost billings in 2005 include the three-year amortization of ₱0.0875 per kwh starting April 2003 as approved by the ERC in its Decision on the Parent Company's rate unbundling case dated March 20, 2003 (ERC Case Nos. 2001-646 and 2001-900). This will be completed by March 2006. Also included is the amortization of the allowed portion of QPPL's transmission line fee amounting to ₱0.0207 per kwh. This is broken down into an amortization of ₱0.0127 per kwh which will be completed by May 2006 (May 29, 2003 Order on ERC Case No. 2001-383) and ₱0.0080 per kwh, to be completed by October 2006 (Sept. 20, 2004 Order on ERC Case Nos. 2001-383, 2001-646 and 2001-900). The accumulated VAT savings passed on as part of the mandated rate reduction for residential customers is being amortized over a 3-year period at ₱0.0246 per kwh per month (January 21 and June 2, 2004 Orders in ERC Case Nos. 2004-20 and 2004-112). The amortization will be completed by January 2007. Also included under deferred purchased power cost is the remaining amount for collection under the final GRAM Deferred Accounting Adjustment (DAA) approved by ERC on January 25, 2005 under ERC Case No. 2004-466 in the amount of ₱2,852 million. The amortization period for the final GRAM DAA will also be completed in January 2007.

c. Available-for-sale investments

US SEC
File No. 82-[illegible]

Available-for-sale investments mainly consist of investment in Rockwell Leisure Club, Inc. (RLCI) amounting to ₱69 million and ₱76 million in September 30, 2006 and September 30, 2005, respectively.

14. Cash and Cash Equivalents

	Parent Company	Consolidated	Consolidated and Audited
	Sep 2006	Sep 2006	Dec 2005
		(Amounts in Millions)	
Cash on hand and in banks	₱2,299	₱2,887	₱3,315
Short-term investments	2,359	2,359	10,766
Others	-	-	-
	₱4,658	₱5,246	₱14,081

Cash in banks earn interest at floating rates based on daily bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Parent Company, and earn interest at the respective short-term investment rates. The fair values of cash and cash equivalents are ₱4,658 million, ₱5,246, and ₱ 14,081million as of September 30, 2006 (Parent), September 30, 2006 (Consolidated) and December 31, 2005 (Consolidated), respectively.

15. Trade and Other Receivables

	Parent Company	Consolidated	Audited
	Sep 2006	Sep 2006	Dec 2005
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	₱15,762	₱15,762	₱12,578
Unbilled	12,838	12,838	16,432
Trade receivables of subsidiaries – current portion (net of present value effect of P269 million in 2005)		3,525	1,228
Others (see Note 26)	1,578	1,578	1,340
	30,178	33,703	31,578
Less allowance for doubtful accounts	608	608	695
	₱29,570	₱33,095	₱30,883

Trade receivables are non-interest bearing. Trade receivables of the Parent Company are generally due ten days after presentation of bill.

Unbilled receivables represent purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months.

16. Inventories

	Parent Company	Consolidated	Audited
	Sep 2006	**Sep 2006**	Dec 2005
		(Amounts in Millions)	
At net realizable value:			
Materials and supplies	**₱1,278**	**₱1,305**	₱1,135
Condominium units for sale	–	**8**	95
	1,278	**1,313**	1,230

17. Other Current Assets

	Parent Company	Consolidated	Audited
	Sep 2006	**Sep 2006**	Dec 2005
		(Amounts in Millions)	
Creditable withholding taxes	**₱1,057**	**₱1,057**	₱620
Tax credit certificates [(see Note 32 (a)]	**0**	**0**	317
Advance payments to suppliers	**21**	**21**	80
Advanced payments - WESM	4,786	4,786	-
Others	**341**	**1,102**	295
	₱6,205	**₱6,966**	₱1,312

18. Stockholders' Equity

a. Capital Stock

	Sep 2006	Sep 2005	Audited Dec 2005
		(Amounts in Millions)	
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 998,529,142 shares in Sep 2006, 998,529,142 shares in Sep 2005 and 998,529,142 shares in Dec 2005	**₱9,985**	₱9,985	₱9,985
Subscribed –	**0**	0	0

US SEC
File No. 82-3237

	₱9,985	₱9,985	₱9,985

Movement of common stock follows:

Common stock:	Sep 2006	Sep 2005	Audited Dec 2005
Issued:			
Balance at beginning of year	**998,529,142**	998,529,142	997,571,301
Issuances of shares	**0**		957,841
Balance at end of year	**998,529,142**	998,528,142	998,529,142
Subscribed:			
Balance at beginning of year	-	1,285,199	1,285,199
Issuance of shares		(957,841)	(957,841)
Additional subscriptions		-	-
Cancelled subscriptions		(327,358)	(327,358)
Balance at end of year	-	0	0

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Share Ownership Schemes

The Parent Company has a stock purchase plan under which awards to subscribe for the Parent Company's shares have been granted to employees and retirees (see Note 19).

b. Appraisal Increase in Utility Plant and Others and Share in Revaluation Increment of an Associate

Prior to adoption of PFRS, the asset revaluation reserve was used to record increases in the fair value of land and buildings and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in equity. The reserve could only be used to pay dividends in limited circumstances. Upon adoption of PFRS, no increases in the reserve are expected as the Company opted to value its utility plant and others using the deemed cost. This reserve is reduced by the amount of depreciation on appraisal increase charged to operations and upon the disposal of an item of utility plant and others.

c. Retained Earnings

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the unappropriated retained earnings to appropriated retained earnings for the Company's self-insurance requirements.

The Company's unappropriated retained earnings are restricted to the extent of the following:

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i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

ii. Appraisal increase in utility plant and others and share in revaluation increment of subsidiaries and an associate totaling to ₱20,636 million, ₱21,426 million, and ₱ 21,759 million as of September 30, 2006, September 30, 2005 and December 31, 2005, respectively.

19. Share-Based Payment Plan

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two.to three-year holding period of the purchased shares and option to cancel of the purchase prior to full payment of the purchase price.

During the ESOP 12th Offering ("Centennial Offering"), 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Plan. The grant date is December 31, 2003 and vesting date is February 28, 2007.

The following table illustrates the movements in number of shares subscribed for the ESOP 12th offering:

	Dec 2005	Dec 2004
Outstanding at the beginning of the year	8,442,630	8,494,786
Cancelled during the year	(149,608)	(46,570)
Redeemed during the year	(10,380)	(5,586)
Outstanding at the end of the year	8,282,642	8,442,630

It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

The fair value of equity-settled share options granted is estimated as at the date of grant using the Black-Scholes Option Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model:

Dividend yield (%)	0
Historical volatility (%)	50
Risk-free interest rate (%)	10.275
Expected life of option (years)	3.16
Weighted average share price on grant date (₱)	18.70

The expected life of the awards is based on the vesting period. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.

20. Interest-Bearing Loans and Borrowings

	Parent Sep 2006	Consolidated Sep 2006	Audited Dec 2005
Current:			
Long-term debt - current portion (a)	₱2,333	₱2,333	₱2,341
Preferred stock (c)	670	670	689
Long-term debt - classified as current (a)	0	0	0
	3,003	3,003	₱3,030
Noncurrent:			
Long-term debt - net of current portion (a)	₱9,561	₱10,371	₱18,568
Less unamortized debt issuance costs (b)	583	583	1,225
	8,978	9,788	17,343
Preferred stock (c)	1,865	1,865	1,896
	₱10,843	₱11,653	₱19,239

a. Long-term debt consists of:

	Parent Sep 2006	Consolidated Sep 2006	Audited Dec 2005
Secured	11,887	₱12,697	₱20,899
Unsecured	7	7	10
	11,894	12,704	20,909
Less current portion	2,333	2,333	2,341
	9,561	₱10,371	₱18,568

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File No. 82-3237

	Interest Rate %	Maturity	Parent Sep 2006	Consolidated Sep 2006	Consolidated Audited Dec 2005
Parent Company					
US dollar term loan payable in quarterly installments	3 month LIBOR plus 5%	2011	₱6,020	₱6,020	₱8,578
US dollar term loans payable in semi-annual installments	6-9%	2012	888	888	5,346
Philippine peso term loan payable in quarterly installments	14.18%, 14.87% and 3-month MART plus 4%	2011	2,653	2,653	3,462
Japanese yen term loans payable in semi-annual installments	5.5% and 5.7%	2010	1,952	1,952	2,277
Euro availment under the Master Credit Agreement payable in equal semi-annual installments	5.56%	2010	154	154	169
US dollar availment under the Master Credit Agreement payable in semi-annual installments	6-month LIBOR plus 0.65%,	2009	141	141	173
CHF availment under the Master Credit Agreement payable in equal semi-annual installments	6-month LIBOR plus 0.7%	2010	79	79	88
Philippine peso loans payable to government entities payable in quarterly installments	3.5%	2011	7	7	10
			11,894	11,894	20,103
Rockwell - Secured by Rockwell Assets					
Bilateral loan	MART1 plus 2.2%	2007		470	470
Loans from various banks	8.9% - 14.5%	2009		340	336
					806
			11,894	12,704	20,909
Less current portion			2,333	2,333	2,341
			₱9,561	₱10,371	₱18,568

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Philippine peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured.

For the years ended December 31, 2005 and 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a

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temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005.

PAS 1, which is effective in 2005, requires the classification of debt in technical default as non-current account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. While the aforementioned waivers for the year 2005 were obtained within the prescribed period under PAS, the 2004 waivers were obtained after balance sheet date and therefore, the Parent Company's long-term debt amounting to ₱19,822 million is classified as current liabilities in 2004.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2006	$2.59	¥505.73	€0.27	CHF0.22	₱45.55	
2007	31.90	1,011.47	0.54	0.44	549.91	
2008	32.32	1,011.47	0.54	0.44	548.12	
2009	40.82	1,011.47	0.54	0.44	729.74	
2010 thereafter	32.74	1,011.47	0.54	0.44	801.25	
Total	$140.37	¥4,551.61	€2.42	CHF1.96	₱2,674.57	
In equivalent pesos (in millions)	₱7,048	₱1,938	₱154	₱79	₱2,675	₱11,894

Rockwell

LTCPs and Bilateral Loan. The LTCPs are payable in 12 equal quarterly payments commencing at the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over Rockwell's investments in the "Power Plant" with a carrying value of ₱3,898 million (see Note 12) as of December 31, 2005.

Loans from Various Banks. Loans from various local banks are loans with maturity of up May 2009 which have annual interest rates ranging from 8.94% to 14.5% in 2005 and 9.75% to 14.50% in 2004. Certain parcels of land with an estimated carrying value of ₱720.0 million have been assigned as security for these loans. Trade receivables amounting to ₱1.5 billion from the "Manansala" condominium project maturing in 2005 have been assigned as security for the said loan.

In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/5%.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amounts in Millions
2006	₱364
2007	205
2008	318
2009	38
	₱925

b. Amortization of debt issuance costs amounting to ₱645 million, ₱323 million, and ₱427 million in September 30, 2006, September 30, 2005 and December 31, 2005, respectively, is presented as part of "Interest and other financial expenses" in the consolidated statements of operations (see Note 28).

c. Redeemable, nonconvertible preferred shares

Preferred stock, with a par value of ₱10, is nonparticipating, nonconvertible and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stock is non-voting, except in those cases expressly provided by law. Preferred stockholders are entitled to cumulative preferential dividends not exceeding 20% a year, payable as such interval as may be determined by the BOD. As provided for in the Articles of Incorporation of the Company, redeemed shares are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Company, which was approved by the ERB, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities.

As of September 30, 2006, cumulative dividends on preferred stock that have not been declared or paid since the second quarter of 2003 amounted to approximately ₱909 million (shown as part of "Trade and other payables" account in the consolidated balance sheets, see Note 25).

Movement of preferred stock follows:

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File No. 82-3237

	Number of Shares	
	Sep 2006	Dec 2005
Balance at beginning of year	**258,518,751**	229,531,445
Issuance of shares	**0**	34,723,898
Redemption of shares	**(4,933,930)**	(5,736,592)
Balance at end of year	**253,584,821**	258,518,751

21. Customers' Deposits

	Parent Sep 2006	Consolidated Sep 2006	Audited Dec 2005
		(Amounts in millions)	
Meter and bill deposits - net of current portion	**₱12,309**	₱12,309	₱11,460
Interests on meter and bill deposits - net of current portion	**6,291**	6,291	6,713
	18,600	₱18,600	₱18,173

Prior to the effectivity of the Magna Carta for Residential Electricity Consumers issued on June 17, 2004, the Guidelines to Implement Articles 7, 8, 14 and 28 of the Magna Carta for Residential Electricity Consumers issued on October 27, 2004 and the Distribution Services and Open Access Rules (DSOAR) issued on January 18, 2006, meter deposits cover 50% of the cost of the metering equipment. Upon effectivity of the Magna Carta and DSOAR, residential and non-residential customers are now exempt from the payment of meter deposits. In case of loss and/or damage to the electric meter due to the fault of the customer, the latter shall bear the full replacement cost of the meter. For residential customers, the meter deposit, including accrued interest, will be refunded in accordance with the schedule as set in said Guidelines Implementing Articles 7, 8, 14 and 28 of the Magna Carta. For non-residential customers, the DSOAR requires the Parent Company and the other distribution utilities (DUs) to submit a proposal to the ERC on the methodology and timeline for the refund of all existing meter deposits within ninety (90) days following its effectivity.

On the other hand, both the Magna Carta and DSOAR provide that residential and non-residential customers, respectively, must pay or submit a bill deposit to guarantee payment of bills equivalent to their estimated monthly billing. The amount of deposit shall be adjusted after one year to approximate the actual average monthly bills. A customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the bill deposit prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service, provided all bills have been paid.

With regard to the interest rate on customer deposits, the Implementing Guidelines of the Magna Carta for Residential Customers provide that the interest rate on meter deposits shall be at 6% for contracts of service entered into prior to the effectivity of the ERB Resolution No. 95-21 issued on August 3, 1995, and 10% thereafter. The said implementing guideline is silent on interest rate on bill deposit prior to the effectivity of the ERB Resolution No. 95-21, however, the Parent

Company's legal counsel opined that the same interest rate of 6% should apply as such rate was agreed upon in the service contract. Pursuant to the Magna Carta, when the Weighted Average Cost of Capital (WACC) becomes applicable, the rate of interest on bill deposit shall be equivalent to the interest incorporated in WACC, or the prevailing interest rate on savings deposit as approved by the Bangko Sentral ng Pilipinas (BSP). In the case of non-residential customers, however, the DSOAR provides that the Parent Company shall pay interest on bill deposits at the rate equivalent to the prevailing interest rate for savings deposit as approved by the BSP.

Interests on meter and bill deposits are determined using the simple computation method. There is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, consequently, the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter. This is supported by the opinion of the Parent Company's external legal counsel.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the relevant ERC guidelines, are shown separately as part of "Trade and other payables" account in the consolidated balance sheets (see Note 25).

22. Provisions

Movements during the year are as follows:

	Parent Sep 2006	Consolidated Sep 2006	Audited Dec 2005
	(Amounts in millions)		
Provisions for probable losses [see Note 2(b)]			
Balance, beginning of year	**₱15,725**	₱15,725	₱9,824
Provisions during the year	**4,621**	4,621	5,901
Balance, end of year	**20,346**	20,346	15,725
Provision for various tax assessments and claims against the Parent Company			
Balance, beginning of year	**1,272**	1,272	489
Provisions during the year (see Note 28)	**92**	92	783
Reversals during the year (see Note 28)			-
Balance, end of year	**1,364**	1,364	1,272
	₱21,710	₱21,710	₱16,997

Information on tax assessments and legal claims required by PAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Company's position in relation to these assessments and claims.

23. Customers' Refund

This account refers to the refund discussed in Notes 2(C) and 4(F) and consists of:

	Parent & Consolidated Sep 2006	Consolidated & Audited Dec 2005
	(Amounts in Millions)	
Noncurrent portion:		
Gross refund amount	**₱12,785**	₱14,458
Less: Present value effect	**-**	2,722
	12,785	11,736
Current portion -		
Gross refund amount	**1,982**	5,299
Less: Present value effect	**-**	1,512
	1,982	3,787
	₱14,767	₱15,523

As discussed in Note 4, PAS 39 requires financial liabilities to be recognized initially at its fair value and subsequently carried at amortized cost at effective interest rates. Accordingly, the present value effect on refund liability was recorded to comply with PAS 39. The Parent Company will continue to pay the full refund (originally ₱30,055 million, of which ₱10,298 million has been paid as of December 31, 2005) based on the SC decision dated April 30, 2003 wherein it did not provide for the payment of interest [see Note 2(c)].

The Parent Company implemented the refund in four phases in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential customers, who account for the Parent Company's lower income accounts. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kWh or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kWh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kWh of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, involving refunds to commercial and industrial customers and all other customers not covered by Phases I - III, the Parent Company submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kw, flat streetlights and all government accounts. Phase IV-B will cover medium to extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kw.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006. The Parent Company further submitted to the ERC specific details on the implementation of Phase IV-B, which approved such proposal on June 29, 2005. However,

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Revenue Regulation 8-2005 issued by the BIR in February 2005 stated that the refunds to Phase IV customers are income payments subject to creditable withholding tax. The creditable withholding tax is withheld on the gross amount of the refund at the following rates: 25% for customers with active contracts and 32% for customers with terminated contracts. The ERC allowed the Parent Company to defer the implementation of the refunds for Phase IV until BIR released its implementing guidelines and prepare for compliance with such guidelines.

The BIR implementing guidelines on the imposition of creditable withholding tax on the Phase IV refund was released in August 2005. The Parent Company had to re-adjust its existing refund system and procedures to comply with the guidelines of BIR, and therefore the actual implementation of the refund only commenced in the 4th quarter of 2005. Customers are required to submit complete documents to the Parent Company prior to the latter's release of their refund either through checks or monthly credit to bill. Once the customer is able to comply with the requirements, he/she will receive the refunds due him/her from the original start dates as approved by the ERC.

The ERC-approved amended refund schemes are as follows:

Customer	Customer Options	Refund Term
Phase IV-A Active	6 checks, or Fixed credit to bills with option to receive cash	In equal amounts July 2005 to December 2006 Checks that are post-dated shall mature every quarter
Phase IV-A Terminated	One check	November 2006
Phase IV-B Active	21 checks or Fixed credit to bills with option to receive cash	In equal amounts October 2005 to December 2010 Checks that are post-dated shall mature every quarter
Phase IV-B Terminated	21 checks, or 1 check	Same as Phase IV-B Active, or June 2008

The Parent Company is currently implementing Phase IV in accordance with the ERC-approved scheme.

As of September 30, 2006, the balance of the refund for each of the four phases follows:

Phase	Beginning Balance	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱365	₱1	₱0	₱364
II	308	1	0	307
III	395	-	8	387
IV	18,689	6	4,974	13,709
	₱19,757	₱8	₱4,982	₱14,767

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Based on the Parent Company's proposed scheme, customer refunds estimated to be made the following year amounting to ₱5,299 million (inclusive of the present value effect) is shown as part of current liabilities in the 2005 consolidated balance sheet.

24. Notes Payable

	Consolidated Sep 2006	Consolidated & Audited Dec 2005
	(Amounts in Millions)	
MIESCOR – Unsecured		
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2005 and 8% to 15% in 2004	**₱305**	₱384
	₱305	₱384

25. Trade and Other Payables

	Parent Co. Sep 2006	Consolidated Sep 2006	Consolidated & Audited Dec 2005
		(Amounts in millions)	
Trade accounts payable (see Note 26)	**₱20,438**	₱21,715	₱17,303
Accrued pension and other post-employment benefits (see Note 29)	**10,239**	10,239	9,515
Current portion of liability arising from deferred pass-through fuel costs (see Note 13)	**1,520**	1,520	3,736
Payable to customers	**1,085**	1,085	1,085
Accrued interest on liability arising from deferred pass-through fuel costs (see Note 13)	**2**	2	883
Accrued taxes	**669**	669	842
Accrued interest on preferred stock (see Note 20)	**909**	909	629
Current portion of meter and service deposits (see Note 21)	**69**	69	502
Output VAT	**1,744**	1,744	486
Current portion of interest on meter and service deposits (see Note 21)	**336**	336	326
Customers' deposits	**400**	400	214
Advance payment received from pole rentals	**173**	173	167
Accrued interest on loans	**93**	93	128
Deposits from pre-selling of condominium units	**–**	–	-

Accrued expenses and other liabilities [see Note 20(c)]	**6,621**	7,452	3,702
	₱44,298	₱46,406	₱39,518

The following are the terms and conditions of the above financial liabilities:

Trade payables are noninterest-bearing and are normally settled on 60-day terms. Other payables are noninterest-bearing and have an average term of six months.

Interest payable is normally settled quarterly throughout the financial year.

Trade Accounts Payable

This account includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱98 million and ₱366 million in September 2006 and September 2005, respectively. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. The non-current portion amounting to ₱423 million and ₱ 734 million in September 2006 and September 2005, respectively, is presented as part of "Other non-current liabilities" account in the consolidated balance sheets. The claims of NPC and Transco are interest-bearing at 6% and 8.58%, respectively.

Payable to Customers

On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/Reconsideration on ERC Case Nos. 2001-646 and 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱ 1,085 million. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates [see Note 33(a)].

26. Related Party Transactions

The following table provides the total amount of transactions, which have been entered into by the Company with related parties for the relevant financial year:

Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
			(Amounts in Millions)			
FGPC	Affiliate	Sep 2006	₱26,655	₱6,008	₱–	₱2,064
(see Notes 13 and 34)		Sep 2005	21,563	9,155	–	1,685
FGP Corp.	Affiliate	Sep 2006	13,575	1,852	–	1,018
(see Notes 13 and 34)		Sep 2005	10,171	3,814		961
Soluziona	Joint Venture	Sep 2006	59	–	4	17
		Sep 2005	88	–	4	-

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Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
				(Amounts in Millions)		
GEPMICI	Associate	Sep 2006	33	–	–	13
		Sep 2005	78	–	–	
Philippine Electric Corp. (PHILEC)	Affiliate	Sep 2006	99	–	–	14
		Sep 2005	124	–	–	
Others	Subsidiaries	Sep 2006	24	–	250	–
		Sep 2005	27	–	248	–

FGPC, FGP Corp., and PHILEC are subsidiaries of First Phil. Holdings Corporation (FPHC), a shareholder.

The revenues and purchases from related parties are made at normal market prices. Outstanding balances at the year-end are unsecured, interest free [except those relating to deferred pass-through fuel costs (see Note 13)] and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Revenues. In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Purchases. Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). Purchases from related parties amounted to ₱132,919 million and ₱36,415 million for the nine months ended September 30, 2006 and 2005, respectively.

For the nine months ended September 30, 2006 and 2005, the Parent Company has not made any significant provision for doubtful accounts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

27. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers effective June 2003. For the nine months ended September 30, 2006 and 2005, the Parent Company's billings had the following components (before inter-company elimination):

	Sep 2006	Sep 2005
	(Amounts in Millions)	
Generation charge	**₱91,216**	₱87,637
Transmission charge	**15,433**	14,788
System loss charge	**11,827**	11,285

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Distribution charge	**12,470**	12,426
Supply charge	**4,156**	4,243
Metering charge	**2,109**	2,147
CERA	**1,482**	1,500
Power act reduction	**(739)**	(1,020)
Inter-class, lifeline subsidy and others	**(3,188)**	(5,614)
Total electric revenues	**134,766**	127,392
Other revenues (non-electric)	**203**	293
	₱134,969	₱127,685

On September 28, 2005, the ERC issued the Guidelines for the Adjustment of Transmission Rates by Distribution Utilities. The Guidelines prescribe a prospective annual adjustment of transmission charges to reflect changes in the cost of transmission and ancillary services. The guidelines did not address current and accumulated over or under recoveries in the collection of the transmission charge. The ERC also approved on November 23, 2005, the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the System Loss Rate by Distribution Utilities. Following this guideline, the Parent Company implemented the recovery of ₱284 million in unbilled system loss charges starting with the February 2006 billing month. The recovery is being implemented over a period of 17 months or until such time that the amount has been collected.

On July 8, 2005, the ERC promulgated the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the Lifeline Rates by Distribution Utilities. While the guidelines preserve the percentage discounts for lifeline users, it provides distribution utilities the mechanism to adjust the lifeline subsidy rate to non-lifeline users to ensure that the grant of lifeline subsidies is revenue-neutral for the distribution utility. On August 3, 2005, the ERC also promulgated the Guidelines for the "True-Up" Mechanism of the Over or Under Recovery in the Implementation of Inter-Class Subsidy Removal by Distribution Utilities. This is to ensure that any over or under recovery is returned or collected from customers as the case may be. Implementation of this mechanism is deferred until the implementation of the final step of inter-class subsidy removal in November 2006.

28. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Sep 2006	Sep 2005	**Sep 2006**	Sep 2005
		(Amounts in Millions)		
Salaries, wages and employee benefits	**₱3,341**	₱3,207	**₱3,379**	₱3,247
Retirement expense (see Note 24)	**1,246**	473	**1,246**	473
Contractors' services	**1,284**	1,402	**1,284**	1,402
Transportation and travel	**211**	209	**212**	210
Materials and supplies	**247**	237	**247**	237
Property insurance	**50**	62	**51**	51
Uncollectible accounts	**-**	-	**1**	1
Others	**744**	414	**808**	587

	Parent Company		Consolidated	
	Sep 2006	Sep 2005	**Sep 2006**	Sep 2005
	₱7,123	₱6,004	**₱7,228**	₱6,208

Salaries, wages and employee benefits

	Parent Company		Consolidated	
	Sep 2006	Sep 2005	**Sep 2006**	Sep 2005
		(Amounts in Millions)		
Salaries, and wages	**₱3,198**	₱3,011	**₱3,236**	₱3,051
Expense of share-based payments	-	-	-	-
Post employment benefits other than pensions	-	-	-	-
Uncollectible accounts	-	-	-	-
Others	143	196	143	196
	₱3,341	₱3,207	**₱3,379**	₱3,247

Interest and other financial expenses

	Parent Company		Consolidated	
	Sep 2006	Sep 2005	**Sep 2006**	Sep 2005
		(Amounts in Millions)		
Interest expense & financial charges on loans	**1,509**	1,662	**1,587**	1,829
Interest expense on customers' deposits (see Note 18)	1,396	2,483	**1,396**	2,483
Amortization of debt expense	645	323	**645**	323
Others	**(851)**	(977)	**(819)**	(807)
	₱2,699	₱3,491	**₱2,809**	₱3,828

Interest and other financial income

	Parent Company		Consolidated	
	Sep 2006	Sep 2005	**Sep 2006**	Sep 2005
		(Amounts in Millions)		
Interest income	**₱684**	₱720	**₱684**	₱720
Tax refund	-	-	-	-
Dividend income and others	409	(297)	445	(297)
	₱1,093	₱423	**₱1,129**	₱423

Foreign exchange losses - net

This account includes foreign exchange gains and losses arising from monetary assets and liabilities other than foreign currency-denominated long-term debt. Foreign exchange loss related

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to CERA II amounted to ₱1,356 million in September 2006 and ₱1,289 million in September 2005.

Provision for (recovery of) probable losses on disallowed receivables (see Note 13)

	Sep 2006	Sep 2005
	(Amounts in Millions)	
Provisions for estimated disallowed transmission line fee charges	**₱163**	₱177
Recovery of estimated disallowed transmission line fee charges	**–**	-
	₱163	₱177

29. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

The Parent Company also provides certain additional post-employment benefits upon retirement.

The following table summarizes the components of net benefit expense recognized in the statement of operations and the funded status and amounts recognized in the consolidated balance sheets for the respective plans.

Changes in the present value of the defined benefit obligation are as follows:

	Consolidated Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Opening defined benefit obligation	**₱11,845**	₱10,765
Interest cost	**1,421**	1,292
Current service cost	**434**	406
Benefits paid	**(849)**	(790)
Actuarial losses (gains) on obligation	**–**	172
Closing defined benefit obligation	**₱12,851**	₱11,845

Change in the fair value of plan assets are as follows:

	Consolidated Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Opening fair value of plan assets	**₱3,494**	₱3,540
Actual return	**(81)**	136
Contributions by employer	**500**	608
Benefits paid	**(849)**	(790)
Fair value of plan assets, December 31	**₱3,064**	₱3,494

The Parent Company expects to contribute ₱500 million to its defined benefit pension plan in 2006.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	Retirement Plan (Consolidated)	
	2005	2004
	(Percentage)	
Equity and debt securities	73	78
Real properties	24	19
Receivables	2	1
Cash	1	2
	100	100

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

The principal assumptions used in determining pension and post-employment medical benefit obligations for the Parent Company's plans are shown below:

	2005	2004
	(Percentage)	
Discount rate	**12.00**	12.00
Expected rate of return on assets	**8.00**	9.11
Future salary increases (range)	**7.00 - 8.50**	7.00 - 8.00

Amounts for the 2005 and 2004 are as follows:

	Retirement Plan	
	2005	2004
	(Amounts in Millions)	
Defined benefit obligation	**₱12,851**	₱11,845
Plan assets	**(3,064)**	(3,494)
Surplus (deficit)	**(9,787)**	(8,351)
Experience adjustments on plan liabilities	**–**	172

Rockwell has an unfunded, noncontributory defined benefit pension plan covering all regular and permanent employees.

Rockwell has also agreed to provide certain additional long-term employee benefits to all of its employees upon retirement. These benefits are unfunded.

The following tables below summarize the components of Rockwell's net benefit expense recognized in the statements of operations and funded status:

Net benefit expense:

	Pension Plans	
	2005	2004
Current service cost	**₱2**	₱2
Interest cost	**2**	2
Actuarial loss(gain)	**–**	–
Net benefit expense	**₱4**	₱4

Changes in the present value of obligation:

	Pension Plans	
	2005	2004
Benefit obligation at beginning of year	**₱15**	₱16
Current service cost	**2**	2
Interest cost	**2**	2
Actuarial gain	**–**	(5)
Benefit obligation at end of year	**₱19**	₱15
Funded status	**₱19**	₱15
Unrecognized net actuarial gain	**2**	2
Accrued benefit cost	**₱21**	₱17

The rates used to determine pension and other long-term employee benefit obligations as of December 31, 2005 and 2004 are as follows:

	2005	2004
	(Percentage)	
Discount rate	**13.38**	11.35
Rate of increase in compensation	**10.00**	10.00

MIESCOR has a defined contribution benefit plan.

On a consolidated basis, pension costs and other long-term employee benefits amounted to ₱1,581 million in 2005 and ₱1,405 million in 2004.

30. Financial Risk Management Objectives and Policies

The Company's principal financial instruments, other than derivatives, comprise bank loans and overdraft, debentures, and cash and short-term investments. The main purpose of these financial instruments is to raise finance for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Parent Company also enters into derivative transactions, principally interest rate swaps. The purpose is to manage the interest rate risks arising from its sources of finance.

The main risks arising from the Parent Company's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk, commodity price risk and credit risk. The related policies for managing each of these risks are summarized below.

Cash Flow Interest Rate Risk
The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's long-term debt obligations.

The Parent Company's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Parent Company also enters into interest rate swaps, in which the Parent Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designed to minimize the Parent Company's exposure to interest rate risk in debt obligations. At December 31, 2005, approximately 23% of the Parent Company's borrowings are at a fixed rate of interest.

Rockwell's policy is to source loans with fixed interest rates whenever it's available.

The following table sets out the amount (exclusive of debt issuance costs), by maturity, of the Company's financial instruments that are exposed to interest rate risk:

2005 Fixed Rate	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
Bank loans:				*(Amounts in Millions)*			
Parent Company	604	834	834	948	948	458	4,626

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Rockwell	–	48	–	150	–	–	198

2005 Floating Rate	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
				(Amounts in Millions)			
Bank loans:							
Parent Company	1,291	2,394	2,464	3,036	2,734	3558	15,477
Rockwell	186	422	–	–	–	–	608

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial liabilities classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Company that are not included in the above tables are non-interest-bearing or have no fixed or determinable maturity.

Foreign Currency Risk
The Parent Company's exposure to foreign currency risk is somewhat mitigated by the CERA [see Note 13(b)].

As a result of significant marketing operations in the United States, Rockwell's balance sheet can be affected significantly by movements in the US$/Euro exchange rates. It is Rockwell's policy to limit its US$-denominated sales contracts just to match the US$-denominated component of its construction costs.

Commodity Price Risk
The Parent Company's exposure to price risk is minimal. The cost of fuel is part of the Parent Company's generation cost that is recoverable from the customers through the Parent Company's generation charge.

Being in the property development business, Rockwell is exposed to fluctuations in prices of major construction materials such as cement and steel. As a policy, Rockwell manages its construction costs by entering into fixed price contracts as well as direct procurement of materials and by doing value engineering, whenever possible.

Credit Risk
The Company trades only with recognized, creditworthy third parties. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets and certain derivative instruments, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Company.

Liquidity Risk
The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of available instruments.

31. Financial Instruments

Fair Values

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.

	Carrying Amount 2005	Fair Value 2005
	(Amounts in Millions)	
Financial Assets:		
Cash and cash equivalents	₱14,081	₱14,081
Trade and other receivables	30,883	30,421
Available-for-sale investments	294	294
Total Financial Assets	₱45,258	₱44,796
Financial Liabilities:		
Trade and other payables	₱39,518	₱39,518
Interest-bearing loans and other borrowings*:		
Floating rate borrowings	15,144	16,503
Fixed rate borrowings	4,540	5,157
Preferred stocks	1,896	1,896
Interest rate swap	–	–
Estimated liability for project development	2,733	2,742
Customers' deposits	18,173	18,173
Customers' refund	15,523	15,523
Total Financial Liabilities	₱97,527	₱99,512

**Inclusive of debt issuance costs*

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents, and trade and other payables: Due to the short-term nature of transactions, the fair values of these instruments approximate the carrying amount as of balance sheet date.

Trade and other receivables and estimated liability for project development. The fair values of long-term trade and other receivables have been calculated by discounting the expected future cash flows at prevailing MART 1 rate plus a spread.

Available-for-sale investments: The fair values were determined by reference to market bid quotes as of balance sheet date.

Interest-bearing loans and other borrowings: The fair values were computed by discounting the expected future cash flows using the prevailing LIBOR, MART1, EURIBOR and JIBOR rates, as applicable.

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Interest rate swap: The fair values were determined as the present value of estimated future cash flows as confirmed by counter-party bank.

Derivative Instruments
As of December 31, 2005, the Company has no outstanding freestanding derivative contracts. The net realized gain (loss) that was recognized in profit or loss for 2005 amounted to ₱41 million.

As of December 31, 2004, the Parent Company has outstanding interest rate swap agreements totaling $46 million with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company has bifurcated embedded currency forwards noted in various purchases and service agreements denominated in US$, Euro and various currencies. These agreements represent only around 1% of the Parent Company's trade payables. As of December 31, 2005, the US$ agreements amounted to $7 million while the US$ and Euro-denominated agreements were $4 million and EUR1.5 million, respectively, as of January 2005.

The net unrealized gains recognized in profit or loss as of December 31, 2005 for outstanding embedded derivatives amounted to ₱12 million. Net realized loss from embedded derivatives that matured in 2005 amounted to ₱6 million.

32. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 2(c), the Parent Company has effectively overpaid income taxes estimated at ₱8,972 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. For this reason, the Parent Company exercised its right to amend its income tax returns for the years 1999 and 2002 to reflect the correct amount of income tax which was well within the three (3) year reglementary period to amend. As of December 31, 2002, total overpayment of income tax resulting from the amendment of 1999 and 2002 income tax returns amounted to ₱1,621 million. Such overpayment was fully utilized as of December 31, 2005.

On November 27, 2003, the Parent Company filed a Claim for Income Tax Refund with the BIR pertaining to taxable years 1994 to 1998, 2000 and 2001 amounting to ₱7,107 million. Pursuant to such, various Letters of Authority were issued by the BIR during the year 2004 to effect examination of books and validate the propriety of claim. The audit was finally concluded in 2005 wherein the BIR established that the refundable amount is ₱6,690 million but denied the same on ground of prescription of claim except the claim amount of ₱894 million for the year 2001 which was recognized by the BIR as having been filed on time. The

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BIR will refund this to the Parent Company through issuance of Tax Credit Certificate (TCC) proportionate to its actual refund to utility customers. Such refund is shown as part of "Interest and other financial income" account in the 2005 consolidated statement of operations (see Note 28). Based on actual refund as of July 2005, TCC amounting to ₱317 million was issued on October 5, 2005. Unissued TCCs as of December 31, 2005 amounted to ₱577 million (see Note 13).

Pending audit by the BIR and to avoid the setting in of prescription to file claim in the Court of Tax Appeals (CTA), the Parent Company filed a Petition in the CTA assailing the denial by the BIR of its tax refund claim in the same amount of ₱7,107 million. The Parent Company amended the petition to reflect the audited refundable amount of ₱6,690 million less the ₱894 million the BIR granted for the year 2001. The Solicitor General filed the answer for the BIR. The case is pending proceeding in the CTA.

On February 3, 2006, the Parent Company filed a letter-request with BIR seeking a ruling or confirmation that the refund of rollback rates by the Parent Company to its customers as a consequence of the decision of the Supreme Court, are deductible from gross income as ordinary and necessary business expenses under Section 34(A)(1) of the Tax Code of 1997. In the event that the ruling is favorable to the Parent Company, it will perforce withdraw the petition filed with the CTA corresponding to the amounts that will be allowed as business expense deduction..

The major components of income tax benefit for the years ended December 31, 2005 and 2004 are:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Current income tax -		
Current income tax charge	**₱2,727**	₱1,186
Deferred income tax:		
Relating to origination and reversal of temporary differences	**(3,552)**	(2,504)
Change in tax rate	**(690)**	–
Income tax benefit reported in the consolidated statement of operations	**(₱1,515)**	(₱1,318)

Deferred Income Tax

Deferred income tax as of December 31 relates to the following:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Deferred tax liabilities:		
Appraisal increase in utility plant and others	**₱9,077**	₱9,950

Depreciation method differential	**3,011**	3,243
Present value of customers' refund	**1,482**	–
Liability related to CERA (see Note 13)	**1,101**	1,918
Capitalized duties, taxes and interest deducted in advance	**892**	969
Capitalized interest	**812**	845
Net book value of capitalized/realized foreign exchange loss	**217**	245
Excess of effective interest rate amortization over straight-line amortization of debt issue costs	**191**	–
Others	**446**	162
Total (Carried Forward)	**17,229**	17,332

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	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Total (Brought Forward)	**₱17,229**	₱17,332
Deferred income tax assets:		
Provisions [see Note 2(b)]	**5,949**	3,300
Unfunded pension cost and unamortized past service cost	**3,290**	3,081
CERA (see Note 13)	**1,101**	1,918
Unrealized foreign exchange loss due to change in base rate	**927**	848
Decrement of fixed assets	**406**	341
Accrued liability on interest on deferred pass-through fuel cost	**309**	166
Allowance for probable disallowances of receivables	**296**	196
Allowance for doubtful accounts	**229**	496
Allowance for inventory obsolescence	**83**	73
Others	**251**	340
	12,841	10,759
	₱4,388	₱6,573

As of December 31, 2005 and 2004, there was no recognized deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Parent Company's subsidiaries, associate and joint venture, as:

the Parent Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;

the Parent Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date; and

the joint venture of the Parent Company cannot distribute its profits until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date.

The temporary differences associated with investments in subsidiaries, associates and joint venture, for which deferred tax liability has not been recognized amounted to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

There are no income tax consequences attaching to the payment of dividends by Company to its shareholders.

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02-3237

A reconciliation between the provision for income tax computed at statutory income tax rate using tax rates of 32% for period starting from January 1 to October 31 and 35% for period starting from November 1 to December 31 in 2005 and 32% in 2004, and provision for income tax as shown in the consolidated statements of operations is as follows:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Income tax computed at statutory tax rate	(₱560)	(₱986)
Income tax effects of:		
Change in tax rates	(690)	–
Nontaxable income	(290)	–
Nondeductible interest expense	187	71
Interest income subjected to a lower final tax rate	(181)	(149)
Equity in net earnings of investees	(46)	(71)
Others	65	(183)
	(₱1,515)	(₱1,318)

As of December 31, 2005, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	NOLCO	MCIT
		(Amounts in Millions)	
2003	2006	₱10	₱20
2004	2007	59	20
		₱69	₱40

Of the total shown in the above table, NOLCO and MCIT amounting to ₱69 million and ₱6 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.

NOLCO applied as deduction from normal taxable income amounted to ₱3 million in 2005. Expired NOLCO and MCIT amounting to ₱19 million and ₱5 million, respectively, were written off during the year.

On May 24, 2005, the President has signed into law RA No. 9337 amending certain provisions of the NIRC of 1997, as amended, which took effect on July 1, 2005, introducing the following changes:

i. RCIT rate for domestic corporations and resident and non-resident foreign corporations is increased to 35% (from 32%) beginning November 1, 2005 and the rate will be reduced to 30% beginning January 1, 2009. RCIT rate shall be applied on the amount computed by multiplying the number of months covered by the new rate within the

fiscal year by the taxable income of the corporation for the period, divided by 12 months.

ii. Power of the President upon the recommendation of the Secretary of Finance to increase the rate of value added tax (VAT) to 12% (from 10%), after any of the following conditions has been satisfied:

VAT collection as a percentage of gross domestic product (GDP) of the previous year exceeds two and four-fifth percent (2 4/5%); or

National government deficit as a percentage of GDP of the previous year exceeds one and one-half percent (1 1/2%).

On January 31, 2006, a Revenue Memorandum Circular No. 7-2006 was issued approving the recommendation of the Secretary of Finance to increase VAT to 12% (from 10%) effective February 1, 2006.

iii. Input VAT on capital goods should be spread evenly over the useful life or 60 months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds ₱1.0 million.

iv. Input VAT credit in every quarter shall not exceed 70% of the output VAT.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

In accordance with RA No. 9337, the Parent Company no longer collects the national franchise tax of 2% on electricity consumptions starting November 1, 2005. The same law prescribes the collection of VAT on electricity generation, transmission, distribution, and supply. Implementation of the VAT on customers' bills is in accordance with ERC Resolution No. 20, Series of 2005 which prescribes the Guidelines Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Electric Power Industry.

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33. Contingencies

a. Contingent assets

a. As of December 31, 2005, the Parent Company has a contingent asset amounting to ₱ 4,122 million consisting of under-recoveries for Transmission Charge of ₱3,316 million and for System Loss Charge of ₱806 million. These under-recoveries accumulated in the absence of an adjustment mechanism for these two charges when the unbundled rates were implemented.

While an automatic adjustment mechanism for the system loss charge was authorized by the ERC for implementation starting November 2004, the guidelines prescribing a recovery mechanism for the under-recoveries on the system loss charge for prior periods promulgated by the ERC on November 23, 2005 became effective only on January 12, 2005.

Based on these guidelines, the Parent Company can already start recovery of ₱284 million in unbilled system loss charges. Implementation of the recovery is through a ₱0.0084 per kWh adjustment to the system loss charge for all consumptions starting with the Parent Company's February 2006 billing and to continue until the amount is fully collected.

While the Guidelines on the Adjustment of Transmission Rates by Distribution Utilities were already promulgated last September 28, 2005, the said guidelines do not prescribe a recovery mechanism for the under-recoveries in transmission charges for prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,107 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents. The BIR examination resulted to net income tax refund of ₱6,690 million subject to a resolution of the issue on prescription which is being heard by the CTA. The BIR allowed the Parent Company an income tax refund for the year 2001 of ₱894 million. The Parent Company amended its Petition in the CTA to use the recoverable amount established by the BIR.

b. Contingent liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now on appeal with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover this type of tax assessment similar to the pass-through mechanism on franchise taxes. The first and only hearing on the application was conducted on May 23, 2005. The case is still pending approval by the ERC. The Parent Company believes that under a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome (1) and (2) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(3) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Parent Company's financial position and results of operations.

34. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

Settlement Agreement

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to the ERC for approval

Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly billing adjustment based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the billing adjustment and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱42,157 million as of December 31, 2005 and 2004. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy off-take from NPC. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amounts as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills nor did it set up a corresponding receivable from its customers.

Meanwhile, on March 24, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱9,787 million for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

Following a mediation process undertaken between March to June 2003, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,515 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003 plus the quantity it intends to buy until December 31, 2004 with the IPPs being dispatched at contract levels. This amount is subject to adjustment from the date of signing based on the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly-connected customers located in the Parent Company's existing franchise areas, totaling ₱7,465 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated

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schedule of its IPPs, thereby ensuring the dispatch of the Parent Company's IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

In a joint compliance to the ERC dated January 20, 2006, the Parent Company and the NPC showed that since the Parent Company's actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by the ERC has been reduced from ₱20,050 million to ₱14,320 million.

Hearings on the joint application have already been completed and the case is now for resolution by the ERC.

Transition Supply Contracts
The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA No. 9136. In an Order dated January 4, 2005, the ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC/Power Sector & Liabilities Management Corporation (PSALM) engaged in numerous negotiations for the TSC in 2005, but failed to reach a mutually acceptable agreement. Because of the impasse in the TSC negotiations, the ERC issued a Decision on November 7, 2005 promulgating an Economic Dispatch Protocol that will govern the dispatch of all generating units in the Luzon Grid (i.e., covering NPC's plants and IPPs and the Parent Company's IPPs) during the TSC period. In the Decision, the ERC gave the parties until December 9, 2005 to submit a TSC. This deadline was extended to January 20, 2006 in a subsequent Order by the ERC dated December 15, 2005.

Following a Motion for Extension of Time filed by NPC/PSALM on January 20, 2006, the ERC granted an additional 90 days for the parties to file their duly executed TSC with the ERC. It also directed the parties, as well as TransCo, to "maintain the status quo with regard to any service that they are rendering in order to prevent any power service interruptions that may be related to the issues being resolved..." On February 9, 2006, NPC/PSALM filed a Motion for Reconsideration of the ERC's Order dated December 15, 2005, specifically pertaining to the term of the contract, firm volume commitments on the part of the Parent

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Company, the imposition of minimum/premium charges, and re-dispatch procedures. It also asked the ERC to hold in abeyance the 90 day extension granted pending the resolution of the issues. The Parent Company filed its comments on NPC's Motion for Reconsideration on March 16. 2006.

Total purchased power from NPC amounted to ₱52,751 million and ₱60,188 million for the nine months ended September 30, 2006 and 2005, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. WESM

Total billings sourced from WESM which started operations only this third quarter of the year, amounted to ₱9,193 million.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with IPPs, FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

In compliance with Section 33 of EPIRA which mandates distribution utilities seeking to recover their stranded costs to mitigate their potential stranded costs by making "reasonable best efforts" to reduce the costs of their existing contracts with IPPs, the Parent Company took the steps in renegotiating its contracts with QPPL, FGPC, and FGP Corp. To make the contract review process transparent and to ensure that the renegotiations were done at arm's length, the Parent Company's Board of Directors created a three-man Independent Review Committee composed of Messrs. Margarito Teves, Carlos Dominguez and Emilio Vicens.

On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value

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include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity factor level. The signed Amendment was submitted to the ERC for approval on March 12, 2004. Public hearings have been completed and the Amendment has been submitted to the ERC for its decision.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱40,230 million and ₱36,364 million for the nine months ended September 30, 2006 and 2005, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of, the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

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In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. These negotiations led to the filing of an amendment to the contract (Amendment No. 3) at the ERC. However, due to certain concerns raised by the ERC, this petition was withdrawn by the Parent Company on March 4, 2003.

Despite the withdrawn filing in 2003, the Parent Company continues to hold negotiations with QPPL on the amendment of the contract and the settlement of the transmission line issue.

The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to the ERC for approval.

Total power purchased from QPPL amounted to ₱12,048 million and ₱11,346 million for the nine months ended September 30, 2006 and 2005, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Parent Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate ("blended rate") took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Parent Company. On November 22, 2004, the ERC permanently approved the blended rate for Duracom but advised the Parent Company and Duracom to renegotiate the pricing scheme, taking into consideration Duracom's true cost as an embedded generator.

Pursuant to the ERC's directive in its November 22, 2004 Decision, the Parent Company filed an application for the amendment and interim extension of the contract with Duracom on January 17, 2006. The amended contract seeks to change the basis for Duracom's rate from the weighted average of the Parent Company's purchased power cost from NPC, QPPL, FGPC and FGP Corp., to NPC's Time-of-Use (TOU) Rates. The contract extension is only up to December 25, 2006 or until the Parent Company and Duracom have agreed to a sign a new contract altogether, whichever comes first. The TOU-based rates are intended to provide rate relief to Duracom, which, being an oil-fired power plant, has been severely affected by the worldwide increases in the price of oil. The only hearing on the case was held last February 16, 2006 and the application is now submitted for decision of the Commission.

Details of purchased power follow:

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	Nine mos. ended Sep 2006	Nine mos. Ended Sep 2005
	(Amounts in Millions)	
NPC	**₱52,751**	₱60,187
FGPC and FGP Corp.	**40,230**	36,364
WESM	**9,193**	-
QPPL	**12,048**	11,346
Duracom and others	**2,149**	3,269
	₱116,371	₱111,166

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009	14,297	67,797
2010 & onwards	218,180	1,033,006

** Based on MEQ rates*

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA No. 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA No. 9136 empowers ERC to amend the system loss caps set by RA No. 7832. In an Order dated November 16, 2005, the ERC moved the filing of the proposed caps to April 30, 2006.

f. Operating Lease Commitments

Rockwell has entered into commercial property leases on its investment property portfolio. These non-cancellable leases have remaining terms of between one and two years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Rockwell has existing lease agreements for its condominium units held for lease ranging from one to two years, renewable upon mutually acceptable terms. Total lease revenue amounted to ₱1 million in 2005 and ₱10 million in 2004.

g. Capital Commitments

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Rockwell entered into a contract in relation to the construction of the "Manansala" condominium project for superstructure works with SKI and FPBB. The contract amounted to a fixed fee of ₱1,700 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and was completed in December 2005. Total payments made to SKI and FPBB amounted to ₱1,600 million as of December 31, 2005.

Rockwell entered into a contract with A.B. Ison Pilot Construction and Trading Corporation for the bulk excavation work of the "Joya" condominium project. The contract sum for the work amounted to ₱29 million, inclusive of all local and national taxes, overhead, and cost of labor and materials and all costs necessary for the proper execution of the work. Excavation work started in August 2004 and was completed in February 2005.

In 2005, Rockwell entered into a contract with Hilmarc's Construction Corporation for the substructure works of the "Joya" condominium project at a fixed sum of ₱2,562 million, inclusive of all pertinent local and national taxes, cost of labor and materials, overhead, and all costs necessary for the proper execution of the work. Substructure works started in March 2005 and is expected to be completed in June 2008.

35. Earnings(Loss) Per Share

Loss per share is calculated by dividing the net loss for the period attributable to common shareholders net loss for the period less dividends on preferred shares by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted loss per share, the net loss attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

	Consolidated Sep 2006	Consolidated Sep 2005
	(Amounts in Millions Except Shares and Per Share Data)	
Net income(loss) attributable to equity holders of the Parent (a)	**₱1,446**	(₱1,061)
Shares:		
Weighted average common shares - beginning	**1,009,136,567**	1,009,043,198
Additional (cancelled) subscriptions (see Note 20)	**0**	0
Weighted average common shares - basic (b)	**1,009,136,567**	1,008,891,057
Number of shares under option (see Note 20)	**0**	4,152,806

	Consolidated Sep 2006	Consolidated Sep 2005
Weighted average number of shares that would have been issued at fair value	**0**	(3,907,296)
Adjusted weighted average common shares - diluted (c)	**1,009,136,567**	1,009,288,708
Per Share Amounts:		
Basic loss per share (a/b)	**₱1.433**	(₱1.051)
Diluted loss per share (a/c)	**₱1.433**	(₱1.051)

The effect of the exercise under the Employee Stock Ownership Plan (see Note 19) is anti-dilutive for the years ended December 31, 2005 and 2004. Accordingly, diluted EPS is the same as basic EPS.

36. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

   Presented below are the Parent Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2005 and 2004, translated to peso at the following exchange rates:

	2005	2004
US Dollar	**53.0900**	56.2800
Japanese Yen	**0.4503**	0.5460
Euro	**62.8207**	76.6019
Swiss Francs	**40.3000**	49.6488

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	2005					
	Foreign Currency				Equivalent	Equivaler
	US Dollar	Japanese Yen	Euro	Swiss Francs		
	(Amounts in Millions)					
Monetary assets	$336	¥–	€–	CHF–	₱17,880	₱14,828
Monetary liabilities	645	5,057	3	2	36,791	38,747
Net	$309	¥5,057	€3	CHF2	₱18,911	₱23,919

b. RA No. 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The IRR were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Parent Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kWh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its sub-transmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

Following the enactment of EPIRA in June 2001, the implementation of its various provisions continued in 2005.

Distribution Wheeling Rate Guidelines. In accordance with the authority given to the ERC by Sec. 43 of EPIRA to "adopt alternative forms of internationally-accepted rate-setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate-fixing scheme more commonly known as performance-based ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance and capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

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Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. (CEPALCO) and Dagupan Electric Corporation (DECORP).

The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities shall file to the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Wholesale Electricity Spot Market. The year 2005 also saw the Philippine Electricity Market Corporation, or PEMCO, finalizing its preparations for the commercial operations of the wholesale electricity spot market, or WESM, as envisioned by Sec. 30 of EPIRA.

To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures. For its governance structure, the PEMC Board is selecting members to the committees that will assist it in overseeing the operation of the WESM. These committees include the Market Surveillance Committee, Dispute Resolution Administrator, Rules Change Committee, Technical Committee, and the PEM Auditor.

Presently, the PEMC and the DOE are seeking regulatory approval of key market rules, particularly, the market's price determination methodology (PDM), the setting of market fees, and the administered price.

The WESM was launched last June 23, 2006 and is now fast gaining acknowledgment from various sectors. Energy Secretary Raphael P. M. Lotilla signed Department of Energy Circular 2006-06-0008 on June 23 that officially started the commercial operations of the energy market for the entire Luzon Grid. This early, WESM is posing potentially good results, with power requirements sold at a lower cost compared to the prices of other power producers. For the period covering from June 26, 2006 to September 31, 2006, the Parent Company has taken 10% of its supply from the spot market.

Napocor	42%
WESM	10%
First Gas	36%
Quezon Power	10%
Duracom	2%

Preparations for Retail Competition. The ERC has been laying down the framework for the eventual introduction of retail competition and open access, in accordance with Sec. 31 of EPIRA. The framework, known as the "seven pillars", is a set of regulations that are intended to encourage and govern competition in the retail supply market.

Of the seven, three have been promulgated, the Business Separation Guidelines (September 2003), the Retail Electricity Supplier Licensing Guidelines (July 2005), and the Distribution Service and Open Access Rules (January 2006). Currently, the ERC is soliciting

comments on a draft Code of Conduct for Retail Market Participants and the proposed Supplier of Last Resort (SoLR), Guidelines, the draft Manual of Uniform Business Practices, and a revised Competition Rules and Complaints Procedures.

The ERC also announced that it would be conducting public consultations on a possible revision of its timeline for implementing retail competition. In an earlier Resolution (dated September 2004), the ERC set the commencement of retail competition in Luzon Grid for July 1, 2006.

Removal of Cross-Subsidies. Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 Order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Sec. 74 of EPIRA.

Transfer of TransCo's Subtransmission Assets to Distribution Utilities. Early last 2005, negotiations between the Parent Company and TransCo on the transfer of the latter's sub-transmission assets (STAs), as provided for by Sec. 8 of EPIRA, stalled following a disagreement regarding the classification of TransCo's Dasmariñas-Rosario facilities, which serve both the Parent Company and the Cavite Economic Zone. The matter was brought before the ERC, which ruled in November 7, 2005 that the said facilities are sub-transmission assets and not transmission facilities.

Following the ERC's ruling, last November 22, 2005, the Parent Company wrote TransCo to indicate the Parent Company 's desire to resume negotiations for the purchase of TransCo's STAs in the Parent Company's franchise area. Negotiations are currently ongoing.

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OTHER FORMS & LETTERS

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COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 23-A
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person
Defensor, Arthur, Jr. R.
(Last) (First) (Middle)
c/o Meralco
(Street)

(City) (Province) (Postal Code)

2. Date of Event Requiring Statement (Month/Day/Year)
as of March 27, 2006

3. Tax Identification Number
129-439-128

4. Citizenship
Filipino

5. Issuer Name and Trading Symbol
Manila Electric Company

6. Relationship of Reporting Person to Issuer
(Check all applicable)
/ Director
___ Officer (give title below)
___ 10% Owner
___ Other (specify below)

7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned		3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership
	%	Number		
Class "A" common shares	0	1	D	

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security, and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is
(A) held by members of a person's immediate family sharing the same household,
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:



Arthur R. Defensor, Jr.

(Print or Type Responses)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 23-B
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

☐ Check box if no longer subject to filing requirement

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
FRANCISCO, JESUS P. (Last) (First) (Middle)	MANILA ELECTRIC COMPANY		X Director ___ 10% Owner
C/O Meralco Lopez Bldg. (Street)	3. Tax Identification Number: 100-748-716	5. Statement for Month/Year: December 29, 2005	X Officer (give title below) ___ Other (specify below)
Meralco Avenue, Pasig City (City) (Province) (Postal Code)	4. Citizenship: FILIPINO	6. If Amendment, Date of Original (MonthYear)	President & Chief Operating Officer

Table 1. Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	3. Securities Acquired (A) or Disposed of (D)			4. Amount of Securities Beneficially Owned at end of Month	5. Percentage Held	6. Ownership Form: Direct (D) or Indirect (I) *	7. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price				
JESUS P. FRANCISCO	12.29.05	11,119	A	Shares	168,672	.0167%	D	
				acquired				
				thru				
				Employee				
				Stock Option				
				Plan				

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly

(Print or Type Responses)

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  (A) held by members of a person's immediate family sharing the same household;
  (B) held by a partnership in which such person is a general partner;
  (C) held by a corporation of which such person is a controlling shareholder; or
  (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

US SEC
82-3237
SEC CENTRAL RECEIVING UNIT
Received by:
'06 JAN -5 P1:34

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security, Direct (D) or Indirect (I)	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

JESUS P. FRANCISCO
Signature of Reporting Person

Date

Note: File five (5) copies of this form, one of which must be manually signed by the reporting person, otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

GENERAL INFORMATION SHEET (GIS)
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237
CENTRAL RECEIVING UNIT
Received by:
'06 JUN 29 P1:49

GENERAL INFORMATION SHEET (GIS)

FOR THE YEAR: 2006

STOCK CORPORATION

GENERAL INSTRUCTIONS:

1. FOR USER CORPORATION: THIS GIS SHOULD BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE ANNUAL STOCKHOLDERS' MEETING. **DO NOT LEAVE ANY ITEM BLANK.** WRITE "N.A." IF THE INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION OR "NONE" IF THE INFORMATION IS NON-EXISTENT.
2. IF NO MEETING IS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL MEETING (AS PROVIDED IN THE BY-LAWS). HOWEVER, SHOULD AN ANNUAL STOCKHOLDERS' MEETING BE HELD THEREAFTER, A NEW GIS SHALL BE SUBMITTED/FILED.
3. THIS GIS SHALL BE ACCOMPLISHED IN ENGLISH AND CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY OF THE CORPORATION.
4. THE SEC SHOULD BE TIMELY APPRISED OF RELEVANT CHANGES IN THE SUBMITTED INFORMATION AS THEY ARISE. FOR CHANGES RESULTING FROM ACTIONS THAT AROSE BETWEEN THE ANNUAL MEETINGS, THE CORPORATION SHALL SUBMIT ONLY THE AFFECTED PAGE OF THE GIS THAT RELATES TO THE NEW INFORMATION TOGETHER WITH A COVER LETTER SIGNED BY THE CORPORATE SECRETARY OF THE CORPORATION. THE PAGE OF THE GIS AND COVER LETTER SHALL BE SUBMITTED WITHIN SEVEN (7) DAYS AFTER SUCH CHANGE OCCURRED OR BECAME EFFECTIVE.
5. SUBMIT FIVE (5) COPIES OF THE GIS TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BLDG., EDSA, MANDALUYONG CITY. ALL COPIES SHALL UNIFORMLY BE ON A4 OR LETTER-SIZED PAPER WITH A STANDARD COVER PAGE. THE PAGES OF ALL COPIES SHALL USE ONLY ONE SIDE. CORPORATIONS SUBMITTING A COPY OF THEIR GIS ONLINE OR VIA INTERNET SHALL SUBMIT ONE (1) HARD COPY OF THE GIS, TOGETHER WITH A CERTIFICATION UNDER OATH BY ITS CORPORATE SECRETARY THAT THE COPY SUBMITTED ONLINE CONTAINS THE EXACT DATA IN THE HARD COPY.
6. **ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THESE INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED.**
7. THIS GIS MAY BE USED AS EVIDENCE AGAINST THE CORPORATION AND ITS RESPONSIBLE DIRECTORS/OFFICERS FOR ANY VIOLATION OF EXISTING LAWS, RULES AND REGULATIONS

=========== PLEASE PRINT LEGIBLY ===========

CORPORATE NAME: MANILA ELECTRIC COMPANY		DATE REGISTERED: PRE-WAR
BUSINESS/TRADE NAME: N/A		
SEC REGISTRATION NUMBER: PW-102		FISCAL YEAR END: December 31
DATE OF ANNUAL MEETING PER BY-LAWS: Last Tuesday of May		CORPORATE TAX IDENTIFICATION NUMBER (TIN): 350-000-101-528
ACTUAL DATE OF ANNUAL MEETING: 30-May-06		WEBSITE/URL ADDRESS: www.meralco.com.ph
COMPLETE PRINCIPAL OFFICE ADDRESS: Lopez Building, Ortigas Avenue, Pasig City		E-MAIL ADDRESS: cdquiason@meralco.com
COMPLETE BUSINESS ADDRESS: Lopez Building, Ortigas Avenue, Pasig City		FAX NUMBER: 631-5572
NAME OF EXTERNAL AUDITOR & ITS SIGNING PARTNER:	SEC ACCREDITATION NUMBER (if applicable):	TELEPHONE NUMBER(S): 633-4553
PRIMARY PURPOSE/ACTIVITY/INDUSTRY PRESENTLY ENGAGED IN: Sale and distribution of electric energy	INDUSTRY CLASSIFICATION: Electric utility	GEOGRAPHICAL CODE: 0300

=========== INTERCOMPANY AFFILIATIONS ===========

PARENT COMPANY	SEC REGISTRATION NO.	ADDRESS
SUBSIDIARY/AFFILIATE	**SEC REGISTRATION NO.**	**ADDRESS**
Please see attached Annex "A"		

NOTE: USE ADDITIONAL SHEET IF NECESSARY

GIS_STOCK(v.2005)

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: MANILA ELECTRIC COMPANY

CAPITAL STRUCTURE

AUTHORIZED CAPITAL STOCK

	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP) (No. of shares X Par/Stated Value)
	COMMON	1,080,000,000	10.00	10,800,000,000.00
	TOTAL	1,080,000,000	TOTAL P	10,800,000,000.00

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
	66,908	COMMON	868,538,699	636,349,333	10.00	8,685,386,990.00	86.23
		TOTAL	868,538,699	TOTAL	TOTAL P	8,685,386,990.00	86.23

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
	313	COMMON	138,660,446	138,660,446	10.00	1,386,604,460.00	13.77
Percentage of Foreign Equity :		TOTAL	138,660,446	TOTAL: 138,660,446	TOTAL P	1,386,604,460.00	13.77
					TOTAL SUBSCRIBED P	10,071,991,450.00	100.00

PAID-UP CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
	66,908	COMMON	868,538,699	10.00	8,685,386,990.00	86.23
		TOTAL	868,538,699	TOTAL P	8,685,386,990.00	86.23

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
	313	COMMON	138,660,446	10.00	1,386,604,460.00	13.77
100.00 %		TOTAL	138,660,446	TOTAL P	1,386,604,460.00	13.77
				TOTAL PAID-UP P	10,071,991,450.00	100.00

NOTE: USE ADDITIONAL SHEET IF NECESSARY

* Common, Preferred or other classification

** Other than Directors, Officers, Shareholders owning 10% of outstanding shares.

US SEC
File No. 82-3237

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: MANILA ELECTRIC COMPANY

CAPITAL STRUCTURE

AUTHORIZED CAPITAL STOCK

	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP) (No. of shares X Par/Stated Value)
	PREFERRED	300,000,000	10.00	3,000,000,000.00
	TOTAL	300,000,000	TOTAL P	3,000,000,000.00

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
	7,020	PREFERRED	258,515,751		10.00	2,585,157,510.00	100.00
		TOTAL	258,515,751	TOTAL	TOTAL P	2,585,157,510.00	

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
Percentage of Foreign Equity :		TOTAL		TOTAL	TOTAL P		
					TOTAL SUBSCRIBED P	2,585,157,510.00	

PAID-UP CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
		TOTAL		TOTAL P		

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
		TOTAL		TOTAL P		
				TOTAL PAID-UP P		

NOTE: USE ADDITIONAL SHEET IF NECESSARY

* Common, Preferred or other classification

** Other than Directors, Officers, Shareholders owning 10% of outstanding shares.

GENERAL INFORMATION SHEET
STOCK CORPORATION

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: **MANILA ELECTRIC COMPANY**

DIRECTORS / OFFICERS						
NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	INC'R	BOARD	STOCK HOLDER	OFFICER	EXEC. COMM.	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
1. MANUEL M. LOPEZ, Filipino 3/F, Rizal Bustle; 31 Residential Drive, Rockwell Center, Makati City	N	C	Y	Chief Executive Officer	C A/M	100-749-139
2. FELIPE B. ALFONSO, Filipino #318 Pansipit Street, Ayala Alabang Village, Muntinlupa City	N	M	Y	Vice Chairman	M C/M A/M N/C	105-332-630
3. OCTAVIO VICTOR R. ESPIRITU, Filipino #203 Dingalan Street, Ayala Alabang Village, Muntinlupa City	N	I	Y		C/C N/M	115-321-258
4. JESUS P. FRANCISCO, Filipino #25 Rizal Street, Ayala Heights, Matandang Balara, Quezon City	N	M	Y	President & COO	M	100-748-716
5. GREGORY L. DOMINGO, Filipino #2372 Mabolo Street, Dasmariñas Village, Makati City	N	I	Y		C/M N/M	190-504-267
6. CHRISTIAN S. MONSOD, Filipino #2304 Morado Street, Dasmariñas Village, Makati City	N	M	Y		N/M	137-470-983
7. WASHINGTON Z. SYCIP, American #60 Cambridge Circle, North Forbes Park, Makati City	N	I	Y		M C/M A/C	106-215-942
8. ARTHUR R. DEFENSOR, JR., Filipino #11 Turquiose Street, Fairview Park, Quezon City	N	I	Y		A/M N/M	129-439-128
9. EMILIO A. VICENS, Spanish Unit 18 Alpha, Lawton Tower, Essensa Forbes, Fort Bonifacio Global City, Makati	N	M	Y		A/M	221-615-410
10. CESAR E. A. VIRATA, Filipino Unit B1101, Alexandra Condominium, Meralco Avenue, Pasig City	N	I	Y		M C/M	167-999-197
11. FRANCISCO L. VIRAY, Filipino #10 Sydney Street, Vista Real Classica, Diliman, Quezon City	N	I	Y		N/A	134-668-734
12. CAMILO D. QUIASON, Filipino #24 Nightingale Street, Green Meadows Subdivision, Quezon City	N		Y	Corporate Secretary	N/A	100-749-550
13. DANIEL D. TAGAZA, Filipino #23 Escudo Street, Meralco Village, Taytay, Rizal	N		Y	EVP & Chief Finance Officer	N/A	100-749-865
14. RICARDO V. BUENCAMINO, Filipino #49 Mahogany Road, Pilar Village, Las Piñas City	N		Y	Sr. Vice President	N/A	100-748-253
15. ROBERTO R. ALMAZORA, Filipino #1 Fiddlewood Street, Greenwoods Executive Village, Pasig City	N		Y	First Vice President	N/A	100-750-166

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER, "I" FOR INDEPENDENT DIRECTOR.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, FROM VP UP INCLUDING THE POSITION OF THE TREASURER, SECRETARY, COMPLIANCE OFFICER AND/OR ASSOCIATED PERSON.
FOR EXECUTIVE COMMITTEE, INDICATE "C" IF MEMBER OF THE COMPENSATION COMMITTEE; "A" FOR AUDIT COMMITTEE; "N" FOR NOMINATION AND ELECTION COMMITTEE. ADDITIONALLY WRITE "C" AFTER SLASH IF CHAIRMAN AND "M" IF MEMBER.

US SEC
File No. 82-3237

GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: **MANILA ELECTRIC COMPANY**

DIRECTORS / OFFICERS

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	INC'R	BOARD	STOCK HOLDER	OFFICER	EXEC. COMM.	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
16. RAFAEL L. ANDRADA, Filipino #7 Doña Ines corner Legaspi Streets, Alabang Hills, Muntinlupa City	N		Y	First Vice Pres. & Treasurer	N/A	127-415-866
17. LEONISA C. DE LA LLANA, Filipino #43 Cauliflower Street, Valle Verde 5, Pasig City	N		Y	First Vice President	N/A	100-749-092
18. JAIME R. CAMACHO, Filipino #207-A Rodriguez Street, San Juan, Metro Manila	N		Y	First Vice President	N/A	100-748-321
19. ELPI O. CUNA, JR., Filipino #4249 Lotus Street, Sunvalley Subdivision, Parañaque City	N		Y	Vice President	N/A	100-748-450
20. HELEN T. DE GUZMAN, Filipino #2 Bastille Street, Eastside Manors, Raymundo Avenue, Pasig City	N		Y	VP & Compliance Officer	N/A	100-749-881
21. ROSARIO Q. PARAGAS, Filipino #18 Power Street, Meralco Village, Lias, Marilao, Bulacan	N		Y	Vice President	N/A	100-751-974
22. IVANNA G. DE LA PEÑA, Filipino #17 Kalaw Ledesma Circle, Tierra Verde Subdivision, Tandang Sora, Quezon City	N		Y	Vice President	N/A	100-752-047
23. GIL S. SAN DIEGO, Filipino #49 Basketball Street, St. Francis Village, Cainta, Rizal	N		Y	Vice President	N/A	100-752-369
24. LUCITO L. SANTOS, Filipino #37 Rockville Avenue, San Bartolome, Novaliches, Quezon City	N		Y	Vice President	N/A	100-752-432
25. ANTONIO R. VALERA, Filipino Mont Blanc Drive, Filinvest South Peak, San Pedro, Laguna	N		Y	Vice President	N/A	100-749-987
26. ANTHONY V. ROSETE, Filipino #1500- D. Oliman Street, Santiago Village, Makati City	N		Y	Asst. Vice President	N/A	113-027-308
27. MANOLO C. FERNANDO, Filipino #37 Panay Avenue, Quezon City	N		Y	Sr. Asst. Vice President	N/A	109-285-102
28. ALFONSO Y. LACAP, Filipino #78 Almasiga cor. Camagong Streets, Batasan Hills, Northview II, Quezon City	N		Y	Asst. Vice President	N/A	109-294-483

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER, "I" FOR INDEPENDENT DIRECTOR.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, FROM VP UP INCLUDING THE POSITION OF THE TREASURER, SECRETARY, COMPLIANCE OFFICER AND/OR ASSOCIATED PERSON.
FOR EXECUTIVE COMMITTEE, INDICATE "C" IF MEMBER OF THE COMPENSATION COMMITTEE; "A" FOR AUDIT COMMITTEE; "N" FOR NOMINATION AND ELECTION COMMITTEE. ADDITIONALLY WRITE "C" AFTER SLASH IF CHAIRMAN AND "M" IF MEMBER.

US SEC

[illegible] 2-3237

GENERAL INFORMATION SHEET
STOCK CORPORATION

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: MANILA ELECTRIC COMPANY

TOTAL NUMBER OF STOCKHOLDERS:	67,221	NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH: 65,115

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: (As of 12-31-2005) P152,136 MILLION

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	SHARES SUBSCRIBED				AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP		
1. Please see attached Annex "B"						
	TOTAL					
2.						
	TOTAL					
3.						
	TOTAL					
4.						
	TOTAL					
5.						
	TOTAL					
6.						
	TOTAL					
7.						
	TOTAL					
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
TOTAL AMOUNT OF PAID-UP CAPITAL						

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

Note: For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary. (See attached annex "C")

GIS_STOCK (v.2005)

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: **MANILA ELECTRIC COMPANY**

1. INVESTMENT OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION
1.1 STOCKS	NONE	
1.2 BONDS/COMMERCIAL PAPER (Issued by Private Corporations)	NONE	
1.3 LOANS/ CREDITS/ ADVANCES	NONE	
1.4 GOVERNMENT TREASURY BILLS	NONE	
1.5 OTHERS	NONE	

2. INVESTMENT OF CORPORATE FUNDS IN ACTIVITIES UNDER ITS SECONDARY PURPOSES (PLEASE SPECIFY:)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS RATIFICATION
NONE		

3. TREASURY SHARES:	NO. OF SHARES	% AS TO THE TOTAL NO. OF SHARES ISSUED
	NONE	

4. DEFICIT AS OF END OF LAST FISCAL YEAR (P1.511 MILLION)

5. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDEND	AMOUNT (PhP)	DATE DECLARED
5.1 CASH	NONE	N.A.
5.2 STOCK	NONE	N.A.
5.3 PROPERTY	NONE	N.A.
TOTAL	P	

6. ADDITIONAL SHARES ISSUED DURING THE PERIOD:

DATE	NO. OF SHARES	AMOUNT

SECONDARY LICENSE/REGISTRATION WITH SEC AND OTHER GOV'T AGENCY: NONE

NAME OF AGENCY:	SEC	B S P	I C
TYPE OF LICENSE/REGN.			
DATE ISSUED:			
DATE STARTED OPERATIONS:			

TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR (in PhP)	TOTAL NO. OF OFFICERS	TOTAL NO. OF RANK & FILE EMPLOYEES	TOTAL MANPOWER COMPLEMENT
P2,762,058.58	24	1,623	5,895

NOTE: USE ADDITIONAL SHEET IF NECESSARY

GIS_STOCK (v.2005)

I, GIL S. SAN DIEGO, ASSISTANT CORPORATE SECRETARY, OF THE ABOVE-MENTIONED CORPORATION DECLARE UNDER
(NAME) (POSITION)

THE PENALTY OF PERJURY, THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET WHICH CONSISTS OF (8) PAGES HAVE BEEN MADE IN GOOD FAITH, DULY VERIFIED BY ME AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, ARE TRUE AND CORRECT.

I UNDERSTAND THAT THE FAILURE OF THE CORPORATION TO FILE THIS GIS FOR FIVE (5) CONSECUTIVE YEARS SHALL BE CONSTRUED AS NON-OPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF THE CORPORATIONS CERTIFICATE OF INCORPORATION. IN THIS EVENTUALITY, THE CORPORATION HEREBY WAIVES ITS RIGHT TO A HEARING FOR THE SAID REVOCATION.

DONE THIS 29 DAY OF JUNE, 2006 IN PASIG CITY.



(SIGNATURE)

SUBSCRIBED AND SWORN TO BEFORE ME IN PASIG CITY, METRO MANILA, PHILIPPINES ON 29 JUNE 2006 (29 JUN 2006) AFFIANT PERSONALLY APPEARED BEFORE ME AND EXHIBITED TO ME HIS/HER COMMUNITY TAX CERTIFICATE NO. 12521909 ISSUED AT QUEZON CITY ON JANUARY 4, 2006.



MELISSA C. QUETUA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2006
PTR NO. [illegible]038976
ISSUED ON [illegible] AT PASIG CITY

DOC. NO: 159 :
PAGE NO. 33 :
BOOK NO. II :
SERIES OF 2006 :

NOTARY PUBLIC FOR ______ CITY/PROVINCE
Notarial Commission No. ______
Commission expires on December 31 ______
Roll of Attorney Number ______
PTR No. ______
IBP No. ______
Office Address: ______

US SEC File No. 82-3237



MERALCO
Ortigas Avenue, Pasig City
0300 Philippines

ANNEX "A"

SUBSIDIARIES

A200117570	Meralco Industrial Engineering Services Corporation (MIESCOR) 5/F, Renaissance Tower 1000 Meralco Avenue, Pasig City
57337	Corporate Information Solutions, Inc. (CIS) Computer Services Building, Meralco Center Ortigas Avenue, Pasig City
A200009418	e-Meralco Ventures, Inc. (e-MVI) Lopez Building, Ortigas Avenue Pasig City
53817	Rockwell Land Corporation Rockwell Center, Makati City
62893	Meralco Energy, Inc. (MEI) 2/F, Technical Services Building Meralco Center, Ortigas Avenue Pasig City
A199911349	Meralco Financial Services Corporation 10/F, Lopez Building, Ortigas Avenue Pasig City
A200204691	Asian Center for Energy Management Corporation (ACEM) 10/F, Lopez Building, Ortigas Avenue Pasig City

jgm/adb06

Tel. No. (632) 631-2222 • (632) 16220

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders
as of May 31, 2005

ANNEX "B"

Rank	Stockholder Number	Name and Address	Citizenship	Class	Number of Shares	Percentage	Tin Number
1	1100071307	PCD NOMINEE CORPORATION G/F MAKATI STOCK EXCH. BLDG., 6767 AYALA AVENUE, MAKATI CITY	FILIPINO	A B	121,820,194.00 139,479,267.00	12.100805 13.85494	004-774-849-000
					261,299,461.00	25.955745	
2	1100123343	FIRST PHILIPPINE UNION FENOSA, INC. 4/F BENPRES BLDG., MERALCO AVE. COR. EXCHANGE ROAD, PASIG CITY	FILIPINO	A	230,084,791.00	22.855088	005-299-294
3	1100071314	PCD NOMINEE CORPORATION G/F MAKATI STOCK EXCH. BLDG., 6767 AYALA AVENUE, MAKATI CITY	FOREIGNER	B	138,180,413.00	13.72592	004-774-849-000
4	1100056929	MERALCO PENSION FUND LOPEZ BLDG., MERALCO CENTER ORTIGAS AVE., PASIG, M. M.	FILIPINO	A B	59,754,715.00 28,793,321.00	5.935635 2.860136	001-045-086
					88,548,036.00	8.795771	
5	1100000641	REPUBLIC OF THE PHILIPPINES 2/F NORTH DAVAO MINING CORP. BLDG. #104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY	FILIPINO	A B	17,303,463.00 30,761,726.00	1.718811 3.055665	
					48,065,189.00	4.774476	
6	1100030934	FIRST PHILIPPINE HOLDINGS CORPORATION 6TH FLR., CHRONICLE BUILDING, TEKTITE ROAD COR. MERALCO AVE., PASIG CITY	FILIPINO	A B	39,820,001.00 241,507.00	3.955453 0.02399	000-288-698
					40,061,508.00	3.979443	
7	1100079502	SOCIAL SECURITY SYSTEM STOCK INVESTMENT LOAN SEC., SALARY LOANS DEPT. 2/F SSS BLDG., DILIMAN, Q.C.	FILIPINO	A	39,894,965.00	3.9629	000-728-944
8	1100052533	LAND BANK OF THE PHIL. TA #03-141 (ASSET PRIVATIZATION TRUST) ASSET PRIVATIZATION TRUST, NDMC BLDG., #104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY 1229	FILIPINO	A	28,839,109.00	2.864685	000-470-349
9	1100134564	LANDBANK PHILS. FAO PCGG ITF MFI C/O CITIBANK, N.A. 11/F CITIBANK TOWER PASEO DE ROXAS, MAKATI CITY	FILIPINO	B	23,560,472.00	2.34034	000-470-349
10	1100128210	BOARD OF ADMINISTRATOR - ESOP C/O MERALCO	FILIPINO	A B	4,740,570.00 3,162,954.00	0.470897 0.314187	101-528-000
					7,903,524.00	0.785083	
11	1100045147	HOME DEVELOPMENT MUTUAL FUND RM. 407 4F INVESTMENT DEPT., THE ATRIUM OF MAKATI BLDG., MAKATI AVE., MAKATI CITY	FILIPINO	A B	1,168,811.00 1,192,497.00	0.116102 0.118455	000-530-703
					2,361,308.00	0.234557	
12	1102425363	C & L SIBLINGS INVESTMENT, INC. 3001 AYALA LIFE FGU CENTER 6811 AYALA AVE., MAKATI CITY	FILIPINO	B	1,766,072.00	0.17543	132-422-924
13	1100071377	PHILIPPINE HEALTH INSURANCE CORPORATION 8TH FLOOR, PHIL. HEART CENTER BLDG., EAST AVENUE, QUEZON CITY	FILIPINO	A	1,731,177.00	0.171964	003-505-401

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders
as of May 31, 2006

Rank	Stockholder Number	Name and Address	Citizenship	Class	Number of Shares	Percentage	Tin Number
14	1100057658	METROPOLITAN BANK & TRUST COMPANY METROBANK PLAZA, SEN. GIL J. PUYAT AVENUE, MAKATI, METRO MANILA	FILIPINO	A	730,080.00	0.072521	000-477-863
				B	730,080.00	0.072521	
					1,460,160.00	0.145043	
15	1100051430	MANUEL M. LOPEZ &/OR MA. TERESA L. LOPEZ THE BUSTLE PENTHOUSE, RIZAL TOWER, RESEDENTIAL DRIVE, ROCKWELL CENTER, MAKATI CITY	FILIPINO	A	306,633.00	0.030459	100-749-139
				B	672,288.00	0.066781	
					978,921.00	0.097239	
16	1102439763	GERARDO S. LIMLINGAN &/OR EDUVIGES D. BALOLOY AQUAVENTURE HSE. #7805 ST. PAUL COR. MAYAPIS ST., SAV, MAKATI CITY	FILIPINO	A	756,200.00	0.075116	122-300-980
17	1100015026	CONCEPCIONS' AND/OR ARANETA C/O RAUL CONCEPCION NO. 17 TANGILE RD., NORTH FORBES PARK, MAKATI CITY 1219	FILIPINO	A	15,331.00	0.001523	104-450-533
				B	688,539.00	0.068395	
					703,870.00	0.069918	
18	1102417956	AGATON L. TIU &/OR REMINGTON TIU #215 LORING ST., PASAY CITY	FILIPINO	B	700,000.00	0.069533	132-911-546/ 214-053-254
19	1100013751	ANTONIO O. COJUANGCO PLDT, R. COJUANGCO BLDG., MAKATI AVE., MAKATI, M. M.	FILIPINO	A	306,633.00	0.030459	105-378-633
				B	306,633.00	0.030459	
					613,266.00	0.060918	
20	1100051690	MANUEL M. LOPEZ #THE BUSTLE PENTHOUSE, RIZAL TOWER, RESEDENTIAL DRIVE, ROCKWELL CENTER, MAKATI CITY (OFFICE OF THE PRES)	FILIPINO	A	309,849.00	0.030778	100-749-139
				B	281,277.00	0.02794	
					591,126.00	0.058719	
		TOTAL TOP 20 ===>			918,099,568.00	91.197985	
		OTHER STOCKHOLDERS ===>			88,611,898.00	8.802115	
		TOTAL OUTSTANDING ===>			1,006,711,466.00	100	

21-06-06

ANTONIO R. GALVEZ
Head of Operations
SECURITIES TRANSFER SERVICES, INC.

ANNEX "C"

Benificial owners of more than 5% of any class of the Company's voting securities under PCD Nominee Corporation
(as of December 31, 2006)

Name of participant	**No. of Shares**	**% of ownership**
Government Service Insurance Sysyem GSIS Hqs Finacial Center, Roxas Blvd. Pasay city	82,436,892	8.18%
The Hongkong & Shanghai Banking Corp. 33/F West Tower, Tektite Bldg., Pasig City	81,809,786	8.12%
Land Bank of the Philippines 319 Sen. Gil Puyat Avenue, Makati City	53,557,257	5.32%

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SPECIAL FORM FOR FINANCIAL STATEMENTS
(Form Type)

PW-102
(S. E. C. Registration No.)

US S-C
FILE No. 2-3237
'06 MAY -2 08:56



MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

CERTIFICATION

The undersigned, **DANIEL D. TAGAZA, Chief Financial Officer of** Manila **Electric Company (MERALCO), with office address at the** 13/F, **Lopez Building, Ortigas Avenue, Pasig City, does solemnly swear and** certify that:

1. **All matters set forth in the Special Form for Financial Statements of Publicly-Held and Investment Companies (SFFS), Parent and Consolidated, composed of nine** (9) **pages, respectively, are true and correct to the best of my knowledge and that this Corporation has complied with all the reportorial requirements provided under the Corporation Code of the Philippines.**

2. **The SFFS diskette has all the basic material data in the Audited Financial Statements.**

Executed this 28th **day of April 2006, at Pasig City,** Philippines.

MANILA ELECTRIC COMPANY



By: DANIEL D. TAGAZA

SUBSCRIBED AND SWORN to before me this APR 28 2006 **day of** April 2006, **affiant exhibiting to me his Community Tax Certificate No.** 15651512, **issued on January 6, 2006, at Quezon City.**



ALFONSO Y. LACAP
Notary Public
Until December 31, 2006
PTR No. 2941523
Issued on Jan. 2, 2006 at Pasig City

Doc. No. 63 ;
Page No. 14 ;
Book No. XLII ;
Series of 2006.

US SEC
File No. 82-3237
Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
A. ASSETS (A.1 + A.2 + A.3 + A.4 + A.5 + A.6 + A.7 + A.8 + A.9 + A.10)	152,136	152,292
A.1 Current Assets (A.1.1 + A.1.2 + A.1.3 + A.1.4 + A.1.5)	44,634	32,553
A.1.1 Cash and cash equivalents (A.1.1.1 + A.1.1.2 + A.1.1.3)	13,722	4,377
A.1.1.1 On hand	2,998	2,365
A.1.1.2 In domestic banks/entities	10,724	2,012
A.1.1.3 In foreign banks/entities		
A.1.2 Trade and Other Receivables (A.1.2.1 + A.1.2.2)	29,302	26,058
A.1.2.1 Due from domestic entities (A.1.2.1.1 + A.1.2.1.2 + A.1.2.1.3 + A.1.2.1.4)	29,302	26,058
A.1.2.1.1 Due from customers (trade)	29,010	26,491
A.1.2.1.2 Due from related parties	40	329
A.1.2.1.3 Others, specify (A.1.2.1.3.1 + A.1.2.1.3.2)	897	788
A.1.2.1.3.1 Receivable from legal, ESOP and others	897	788
A.1.2.1.3.2		
A.1.2.1.4 Allowance for doubtful accounts (negative entry)	(645)	(1,550)
A.1.2.2 Due from foreign entities, specify (A.1.2.2.1 + A.1.2.2.2 + A.1.2.2.3 + A.1.2.2.4)		
A.1.2.2.1		
A.1.2.2.2		
A.1.2.2.3		
A.1.2.2.4 Allowance for doubtful accounts (negative entry)		
A.1.3 Inventories (A.1.3.1 + A.1.3.2 + A.1.3.3 + A.1.3.4 + A.1.3.5 + A.1.3.6)	1,116	848
A.1.3.1 Raw materials and supplies	1,116	848
A.1.3.2 Goods in process (including unfinished goods, growing crops, unfinished seeds)		
A.1.3.3 Finished goods		
A.1.3.4 Merchandise/Goods in transit		
A.1.3.5 Unbilled Services (in case of service providers)		
A.1.3.6 Others, specify (A.1.3.6.1 + A.1.3.6.2)	-	-
A.1.3.6.1		
A.1.3.6.2		
A.1.4 Financial Assets other than Cash/Receivables/Equity investments (A.1.4.1 + A.1.4.2 + A.1.4.3 + A.1.4.4 + A.1.4.5 + A.1.4.6)	69	23
A.1.4.1 Financial Assets at Fair Value through Profit or Loss - issued by domestic entities: (A.1.4.1.1 + A.1.4.1.2 + A.1.4.1.3 + A.1.4.1.4 + A.1.4.1.5)	-	-
A.1.4.1.1 National Government		
A.1.4.1.2 Public Financial Institutions		
A.1.4.1.3 Public Non-Financial Institutions		
A.1.4.1.4 Private Financial Institutions		
A.1.4.1.5 Private Non-Financial Institutions		
A.1.4.2 Held to Maturity Investments - issued by domestic entities: (A.1.4.2.1 + A.1.4.2.2 + A.1.4.2.3 + A.1.4.2.4 + A.1.4.2.5)	-	-
A.1.4.2.1 National Government		
A.1.4.2.2 Public Financial Institutions		
A.1.4.2.3 Public Non-Financial Institutions		
A.1.4.2.4 Private Financial Institutions		
A.1.4.2.5 Private Non-Financial Institutions		

NOTE:

This special form is applicable to Investment Companies and Publicly-held Companies (enumerated in Section 17.2 of the Securities Regulation Code (SRC), except banks and insurance companies). As a supplemental form to PHFS, it shall be used for reporting Consolidated Financial Statements of Parent corporations and their subsidiaries.

Domestic corporations are those which are incorporated under Philippine laws or branches/subsidiaries of foreign corporations that are licensed to do business in the Philippines where the center of economic interest or activity is within the Philippines. On the other hand, foreign corporations are those that are incorporated abroad, including branches of Philippine corporations operating abroad.

Financial Institutions are corporations principally engaged in financial intermediation, facilitating financial intermediation, or auxiliary financial services. Non-Financial institutions refer to corporations that are primarily engaged in the production of market goods and non-financial services.

US SEC

Control No.: 82-3237
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
A.1.4.3 Loans and Receivables - issued by domestic entities: (A.1.4.3.1 + A.1.4.3.2 + A.1.4.3.3 + A.1.4.3.4 + A.1.4.3.5)	-	-
A.1.4.3.1 National Government		
A.1.4.3.2 Public Financial Institutions		
A.1.4.3.3 Public Non-Financial Institutions		
A.1.4.3.4 Private Financial Institutions		
A.1.4.3.5 Private Non-Financial Institutions		
A.1.4.4 Available-for-sale financial assets - issued by domestic entities: (A.1.4.4.1 + A.1.4.4.2 + A.1.4.4.3 + A.1.4.4.4 + A.1.4.4.5)	69	23
A.1.4.4.1 National Government		
A.1.4.4.2 Public Financial Institutions		
A.1.4.4.3 Public Non-Financial Institutions		
A.1.4.4.4 Private Financial Institutions		
A.1.4.4.5 Private Non-Financial Institutions	69	23
A.1.4.5 Financial Assets issued by foreign entities: (A.1.4.5.1+A.1.4.5.2+A.1.4.5.3+A.1.4.5.4)	-	-
A.1.4.5.1 Financial Assets at fair value through profit or loss		
A.1.4.5.2 Held-to-maturity investments		
A.1.4.5.3 Loans and Receivables		
A.1.4.5.4 Available-for-sale financial assets		
A.1.4.6 Allowance for decline in market value (negative entry)		
A.1.5 Other Current Assets (state separately material items) (A.1.5.1 + A.1.5.2 + A.1.5.3)	425	1,247
A.1.5.1 Tax credit certificates	317	-
A.1.5.2 Advance payment to suppliers	79	66
A.1.5.3 Creditable withholding taxes and others	29	1,181
A.2 Property, plant, and equipment (A.2.1 + A.2.2 + A.2.3 + A.2.4 + A.2.5 + A.2.6 + A.2.7+ A.2.8)	92,443	92,154
A.2.1 Land		
A.2.2 Building and improvements including leasehold improvement		
A.2.3 Machinery and equipment (on hand and in transit)		
A.2.4 Transportation/motor vehicles, automotive equipment, autos and trucks, and delivery equipment		
A.2.5 Others, specify (A.2.5.1 + A.2.5.2 + A.2.5.3 + A.2.5.4 + A.2.5.5)	132,733	128,113
A..2.5.1 Subtransmission and distribution	99,264	111,232
A..2.5.2 General plant and others	29,670	12,258
A..2.5.3 Construction in progress	3,799	4,623
A..2.5.4 Property, or equipment used for education purposes	-	-
A..2.5.5		
A.2.6 Appraisal increase, specify (A.2.6.1 + A.2.6.2 + A.2.6.3 + A.2.6.4 + A.2.6.5)		
A..2.6.1		
A..2.6.2		
A..2.6.3		
A..2.6.4		
A..2.6.5		
A.2.7 Accumulated Depreciation (negative entry)	(40,290)	(35,959)
A.2.8 Impairment Loss or Reversal (if loss, negative entry)		
A.3 Investments accounted for using the cost method (A.3.1 + A.3.2 + A.3.3 + A.3.4)	966	966
A.3.1 Equity in domestic subsidiaries/affiliates		
A.3.2 Equity in foreign branches/subsidiaries/affiliates		
A.3.3 Others, specify (A.3.3.1 + A.3.3.2 + A.3.3.3 + A.3.3.4 + A.3.3.5)	966	966
A.3.3.1 Investments in subsidiaries, associates and joint venture	966	966
A.3.3.2		
A.3.3.3		
A.3.3.4		
A.3.3.5		
A.4 Investment Property	842	845
A.5 Biological Assets		
A.6 Intangible Assets		
A.6.1 Major item/s, specify (A.6.1.1 + A.6.1.2)		
A.6.1.1		
A.6.1.2		
A.6.2 Others, specify (A.6.2.1 + A.6.2.2)		
A.6.2.1		
A.6.2.2		
A.7 Assets Classified as Held for Sale		
A.8 Assets included in Disposal Groups Classified as Held for Sale		

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR CONSOLIDATED FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
A.9 Long-term receivables (net of current portion) (A.9.1 + A.9.2 + A.9.3)	-	-
A.9.1 From domestic entities, specify (A.9.1.1 + A.9.1.2 + A.9.1.3)	-	-
A.9.1.1		
A.9.1.2		
A.9.1.3		
A.9.2 From foreign entities, specify (A.9.2.1 + A.9.2.2 + A.9.2.3)	-	-
A.9.2.1		
A.9.2.2		
A.9.2.3		
A.9.3 Allowance for doubtful accounts, net of current portion (negative entry)		
A.10 Other Assets (A.10.1 + A.10.2 + A.10.3 + A.10.4 + A.10.5)	13,251	25,774
A.10.1 Deferred charges - net of amortization	-	-
A.10.2 Deferred Income Tax	-	-
A.10.3 Advance/Miscellaneous deposits	-	-
A.10.4 Others, specify (A.10.4.1 + A.10.4.2 + A.10.4.3 + A.10.4.4+A.10.4.5)	13,251	25,774
A.10.4.1 Deferred pass-through fuel costs	7,857	13,031
A.10.4.2 Deferred foreign exchange loss (CERA II)	3,145	5,993
A.10.4.3 Deferred purchased power cost	1,385	6,000
A.10.4.4 Receivable from BIR	577	-
A.10.4.5 Others	287	750
A.10.5 Allowance for write-down of deferred charges/bad accounts (negative entry)		
B. LIABILITIES (B.1 + B.2 + B.3 + B.4 + B.5)	119,483	122,012
B.1 Current Liabilities (B.1.1 + B.1.2 + B.1.3 + B.1.4 + B.1.5 + B.1.6 + B.1.7)	61,841	68,705
B.1.1 Trade and Other Payables to Domestic Entities (B.1.1.1 + B.1.1.2 + B.1.1.3 + B.1.1.4 + B.1.1.5 + B.1.1.6)	42,022	36,459
B.1.1.1 Loans/Notes Payables		
B.1.1.2 Trade Payables	16,787	16,484
B.1.1.3 Payables to Related Parties		
B.1.1.4 Advances from Directors, Officers, Employees and Principal Stockholders		
B.1.1.5 Accruals, specify material items (B.1.1.5.1 + B.1.1.5.2 + B.1.1.5.3)	15,180	12,435
B.1.1.5.1 Accrued pension	9,494	8,417
B.1.1.5.2 Accrued interest on liability arising from deferred pass-through	883	-
B.1.1.5.3 Accrued taxes	781	771
B.1.1.5.4 Accrued interest on preferred stock	629	-
B.1.1.5.5 Accrued interest on loans	127	171
B.1.1.5.6 Accrued expenses and other liabilities	3,266	3,076
B.1.1.6 Others, specify (B.1.1.6.1 + B.1.1.6.2 + B.1.1.6.3 + B.1.1.6.4 + B.1.1.6.5 +	10,055	7,540
B.1.1.6.1 Customers' refund - current portion	3,787	5,409
B.1.1.6.2 Current portion of liability arising from deferred pass-through fuel	3,736	-
B.1.1.6.3 Payable to customers	1,085	1,085
B.1.1.6.4 Current portion of meter and service deposits	502	521
B.1.1.6.5 Output VAT	452	-
B.1.1.6.6 Current portion of interest on meter and service deposits	326	275
B.1.1.6.7 Advance payment received from pole rentals	167	250
B.1.2 Trade and Other Payables to Foreign Entities (specify) (B.1.2.1 + B.1.2.2 + B.1.2.3)	-	-
B.1.2.1		
B.1.2.2		
B.1.2.3		
B.1.3 Provisions	16,997	10,313
B.1.4 Financial Liabilities (excluding Trade and Other Payables and Provisions) (B.1.4.1 + B.1.4.2 + B.1.4.3 + B.1.4.4 + B.1.4.5)	-	-
B.1.4.1		
B.1.4.2		
B.1.4.3		
B.1.4.4		
B.1.4.5		
B.1.5 Liabilities for Current Tax	238	-
B.1.6 Deferred Tax Liabilities		
B.1.7 Others, specify (If material, state separately; indicate if the item is payable to public/private or financial/non-financial institutions) (B.1.7.1 + B.1.7.2 + B.1.7.3 +	2,584	21,933
B.1.7.1 Dividends declared and not paid at balance sheet date		
B.1.7.2 Acceptances Payable		
B.1.7.3 Liabilities under Trust Receipts		
B.1.7.4 Portion of Long-term Debt Due within one year	1,895	21,933
B.1.7.5 Deferred Income		
B.1.7.6 Any other current liability in excess of 5% of Total Current Liabilities	689	-
B.1.7.6.1 Preferred stock	689	
B.1.7.6.2		
B.1.7.6.3		

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
B.2 Long-term Debt - Non-current Interest-bearing Liabilities (B.2.1 + B.2.2 + B.2.3 + B.2.4 + B.2.5)	16,983	925
B.2.1 Domestic Public Financial Institutions		
B.2.2 Domestic Public Non-Financial Institutions	3,286	925
B.2.3 Domestic Private Financial Institutions		
B.2.4 Domestic Private Non-Financial Institutions		
B.2.5 Foreign Financial Institutions	13,697	
B.3 Indebtedness to Affiliates and Related Parties (Non-Current)		
B.4 Liabilities Included in the Disposal Groups Classified as Held for Sale		
B.5 Other Liabilities (B.5.1 + B.5.2)	40,659	52,382
B.5.1 Deferred Tax	4,000	6,476
B.5.2 Others, specify (B.5.2.1 + B.5.2.2 + B.5.2.3 + B.5.2.4 + B.5.2.6)	36,659	45,906
B.5.2.1 Customers' deposits	18,173	16,400
B.5.2.2 Customers' refund - noncurrent portion	11,736	15,142
B.5.2.3 Liability arising from deferred pass-through fuel costs	4,121	13,031
B.5.2.4 Preferred stock	1,896	
B.5.2.5 Other noncurrent liabilities	733	1,333
C. EQUITY (C.3 + C.4 + C.5 + C.6 + C.7 + C.8 + C.9+C.10)	32,653	30,280
C.1 Authorized Capital Stock (no. of shares, par value and total value; show details) (C.1.1+C.1.2+C.1.3)	-	-
C.1.1 Common shares — Class A-648,000,000 shares; Class B=432,000,000 shares; P10 par value		
C.1.2 Preferred Shares — 300,000,000 shares, P10 par value		
C.1.3 Others		
C.2 Subscribed Capital Stock (no. of shares, par value and total value) (C.2.1 + C.2.2 + C.2.3)	-	-
C.2.1 Common shares		
C.2.2 Preferred Shares		
C.2.3 Others		
C.3 Paid-up Capital Stock (C.3.1 + C.3.2)	9,985	12,284
C.3.1 Common shares	9,985	9,989
C.3.2 Preferred Shares	-	2,295
C.4 Additional Paid-in Capital / Capital in excess of par value / Paid-in Surplus	2,918	2,918
C.5 Minority Interest		
C.6 Others, specify (C.6.1 + C.6.2 + C.6.3+C.6.4+C.6.5)	93	116
C.6.1 Employee share-based payment plan	56	29
C.6.2 Unrealized fair value gains on available-fo-sale-investments	37	-
C.6.3 Deposits on subscriptions to preferred stock	-	87
C.6.4		
C.6.5		
C.7 Appraisal Surplus/Revaluation Increment in Property/Revaluation Surplus	20,968	20,983
C.8 Retained Earnings (C.8.1 + C.8.2)	(1,311)	(6,021)
C.8.1 Appropriated	200	200
C.8.2 Unappropriated	(1,511)	(6,221)
C.9 Head / Home Office Account (for Foreign Branches only)		
C.10 Cost of Stocks Held in Treasury (negative entry)		
TOTAL LIABILITIES AND EQUITY (B + C)	152,136	152,292

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 2. Income Statement

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)	
A. REVENUE / INCOME (A.1 + A.2 + A.3 + A.4)	176,352	149,789	
A.1 Net Sales or Revenue / Receipts from Operations (manufacturing, mining,utilities, trade, services, etc.) (from Primary Activity)	171,017	147,370	
A.2 Share in the Profit or Loss of Associates and Joint Ventures accounted for			
A.3 Other Revenue (A.3.1 + A.3.2 + A.3.3 + A.3.4 + A.3.5)	398	267	
A.3.1 Rental Income from Land and Buildings			
A.3.2 Receipts from Sale of Merchandise (trading) (from Secondary Activity)			
A.3.3 Sale of Real Estate or other Property and Equipment			
A.3.4 Royalties, Franchise Fees, Copyrights (books, films, records, etc.)			
A.3.5 Others, specify (A.3.5.1 + A.3.5.2 + A.3.5.3 + A.3.5.4 + A.3.5.5 + A.3.5.6 + A.3.5.7 + A.3.5.8)	398	267	
A.3.5.1 Miscellaneous non-electric revenue	398	267	
A.3.5.2 Rental Income, Equipment			
A.3.5.3			
A.3.5.4			
A.3.5.5			
A.3.5.6			
A.3.5.7			
A.3.5.8			
A.4 Other Income (non-operating) (A.4.1 + A.4.2 + A.4.3 + A.4.4)	4,937	2,152	
A.4.1 Interest Income	824	494	
A.4.2 Dividend Income	285	328	
A.4.3 Gain / (Loss) from selling of Assets, specify (A.4.3.1 + A.4.3.2 + A.4.3.3 + A.4.3.4)	-	-	
A.4.3.1			
A.4.3.2			
A.4.3.3			
A.4.3.4			
A.4.4 Others, specify (A.4.4.1 + A.4.4.2 + A.4.4.3 + A.4.4.4)	3,828	1,330	
A.4.4.1 Gain / (Loss) on Foreign Exchange - CERA II Recovery	2,934	1,330	
A.4.4.2 Tax refund	894	-	
A.4.4.3			
A.4.4.4			
B. COST OF GOODS SOLD (B.1 + B.2 + B.3)	-	-	
B.1 Cost of Goods Manufactured (B.1.1 + B.1.2 + B.1.3 + B.1.4 + B.1.5)	-	-	
B.1.1 Direct Material Used			
B.1.2 Direct Labor			
B.1.3 Other Manufacturing Cost / Overhead			
B.1.4 Goods in Process, Beginning			
B.1.5 Goods in Process, End (negative entry)			
B.2 Finished Goods, Beginning			
B.3 Finished Goods, End (negative entry)			
C. COST OF SALES (C.1 + C.2 + C.3)	148,865	124,601	
C.1 Purchases - Purchased power	148,865	124,601	
C.2 Merchandise Inventory, Beginning			
C.3 Merchandise Inventory, End (negative entry)			
D. GROSS PROFIT (A - B - C)	27,487	25,188	

NOTE: Pursuant to SRC Rule 68.1 (as amended in Nov. 2005), for fiscal years ending December 31, 2005 up to November 30, 2006, a comparative format of only two (2) years may be filed to give temporary relief for covered companies as the more complex PFRSs will be applied for the first time in these year end periods. After these first time applications, the requirement of three (3) year comparatives shall resume for year end reports beginning December 31, 2006 and onwards.

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 2. Income Statement

FINANCIAL DATA	2005 (In Million Pesos	2004 (In Million Pesos	
E. OPERATING EXPENSES (E.1 + E.2 + E.3 + E.4)	21,039	23,475	
E.1 Selling or Marketing Expenses			
E.2 Administrative Expenses			
E.3 General Expenses			
E.4 Other Expenses, specify (E.4.1 + E.4.2 + E.4.3 + E.4.4 + E.4.5 + E.4.6 + E.4.7 + E.4.8 + E.4.9 + E.4.10 + E.4.11 + E.4.12 + E.4.13 + E.4.14 + E.4.15)	21,039	23,475	
E.4.1 Provision for probable losses	5,901	9,824	
E.4.2 Depreciation and amortization	4,559	4,546	
E.4.3 Salaries, wages and employee benefits	3,937	4,303	
E.4.4 Contractors' services	2,473	2,029	
E.4.5 Pension cost	1,577	1,377	
E.4.6 Provision for various tax assessments and legal claims	783	(2)	
E.4.7 Materials and supplies	288	252	
E.4.8 Transportation and travel	287	336	
E.4.9 Provision for (reversal of) probable losses on disallowed receivables	231	(215)	
E.4.10 Taxes other than income tax	138	576	
E.4.11 Supervision and regulation fees	116	109	
E.4.12 Corporate expenses	107	46	
E.4.13 Property insurance	85	25	
E.4.14 Others	557	265	
E.4.15 Education-related expenditures			
F. FINANCE COSTS (F.1 + F.2 + F.3 + F.4 + F.5)	8,576	5,118	
F.1 Interest on Short-Term Promissory Notes	-	-	
F.2 Interest on Long-Term Promissory Notes	-	-	
F.3 Interest on bonds, mortgages and other long-term loans	2,245	2,297	
F.4 Amortization	427	147	
F.5 Other interests, specify (F.5.1 + F.5.2 + F.5.3 + F.5.4 + F.5.5)	5,904	2,674	
F.5.1 Foreign exchange losses	2,842	1,352	
F.5.2 Present value impact of customers' refund	1,726	-	
F.5.3 Interest expense on customers' deposits	942	958	
F.5.4 Interest expense on deferred pass-through fuel costs	394	364	
G. NET INCOME (LOSS) BEFORE TAX (D - E - F)	(2,128)	(3,405)	
H. INCOME TAX EXPENSE/BENEFIT (negative entry)	1,717	1,379	
I. INCOME(LOSS) AFTER TAX	(411)	(2,026)	
J. Amount of (i) Post-Tax Profit or Loss of Discontinued Operations; and (ii) Post-Tax Gain or Loss Recognized on theMeasurement of Fair Value less Cost to Sell or on the Disposal of the Assets or Disposal Group(s) constituting the Discontinued Operation (if any)	-	-	
J.1			
J.2			
K. PROFIT OR LOSS ATTRIBUTABLE TO MINORITY INTEREST			
L PROFIT OR LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(411)	(2,026)	
M. EARNINGS (LOSS) PER SHARE	0.407	2.011	
M.1 Basic	0.407	2.011	
M.2 Diluted	0.407	2.011	

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 3. Cash Flow Statements

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) Before Tax and Extraordinary Items	(2,128)	(3,405)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation	4,559	4,548
Amortization, specify:		
Amortization of debt issue costs	427	147
Others, specify:		
Provisions	6,684	9,822
Franchise tax paid	(3,089)	(2,783)
Interest expense on loans and financial charges	2,639	2,661
Interest paid	(1,921)	(1,807)
Present value impact on customers' refund	1,726	-
Interest and dividend income	(1,109)	(822)
Interest expense on customers' deposits	942	958
Interest and dividend received	825	500
Employee share-based benefits expense	27	29
Provision for decline in value of investment	-	53
Write-down of Property, Plant, and Equipment		
Changes in Assets and Liabilities:		
Decrease (Increase) in:		
Receivables	(4,529)	(7,802)
Inventories - Materials and supplies	(268)	127
Other Current Assets	(1,488)	(119)
Others, specify:		
Increase (Decrease) in:		
Trade and Other Payables	4,562	7,672
Income and Other Taxes Payable		
Others, specify:		
A. Net Cash Provided by (Used in) Operating Activities (sum of above rows)	7,859	9,779
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in Long-Term Receivables	6,629	(2,858)
Reductions/(Additions) to Property, Plant, and Equipment	(5,191)	(5,319)
(Increase) Decrease in Other Receivables	126	(43)
(Increase) Decrease in Investment		
Others, specify		
Dividends received from associates	184	322
Proceeds from disposal of utility plant and others	-	742
Additional investments and advances	-	(15)
B. Net Cash Provided by (Used in) Investing Activities (sum of above rows)	1,748	(7,171)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from:		
Loans		
Long-term Debt	-	5,082
Issuance of Securities		
Others, specify:		
Increase in customers' deposits	1,913	1,341
Proceeds from issuance of and subscriptions to preferred stock	-	973
Proceeds from issuance of and subscriptions to common stock	-	68
Notes payable		
Payments of:		
(Loans)		
(Long-term Debt)	(2,019)	(4,878)
(Stock Subscriptions)		
Others, specify (negative entry):		
Customers' refund paid	(152)	(515)
Cancellation of common stock subscription	(4)	-
Notes payable	-	(5,324)
Redemption of preferred stock	-	(85)
C. Net Cash Provided by (Used in) Financing Activities (sum of above rows)	(262)	(3,338)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A + B + C)	9,345	(730)
Cash and Cash Equivalents		
Beginning of year	4,377	5,107
End of year	13,722	4,377

NOTE: Pursuant to SRC Rule 68.1 (as amended in Nov. 2005), for fiscal years ending December 31, 2005 up to November 30, 2006, a comparative format of only two (2) years may be filed to give temporary relief for covered companies as the more complex PFRSs will be applied for the first time in these ...

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - PARENT
CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY
TEL. NO.: 631-2222/16220 FAX NO.: 631-8501
COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 4. Statement of Changes in Equity

	(In Million Pesos)								
FINANCIAL DATA	Preferred Stock	Common Stock	Additional Paid-in Capital	Revaluation Increment	Translation Differences	Retained Earnings	Share in Revaluation Increment of Subsidiaries and an Associate	Others	TOTAL
A. Balance,Dec. 31 2003	1,407	9,993	2,895	18,499	(35)	2,951	1,152	91	36,953
A.1 Correction of Error(s)									-
A.2 Changes in Accounting Policy				3,218	35	(7,680)	(1,152)		(5,579)
B. Restated Balance	1,407	9,993	2,895	21,717	-	(4,729)	-	91	31,374
C. Surplus									-
C.1 Surplus (Deficit) on Revaluation of Properties									-
C.2 Surplus (Deficit) on Revaluation of Investments									-
C.3 Currency Translation									-
C.4 Other Surplus (specify)									-
Depreciation				(633)		633			-
Disposal				(101)		101			-
									-
									-
									-
D. Net Income (Loss) for the Period						(2,026)			(2,026)
E. Dividends (negative entry)									-
F. Appropriation for (specify)									-
F.1 Self-insurance						(200)		200	-
F.2									-
F.3									-
F.4									-
F.5									-
G. Issuance of Capital Stock									-
G.1 Common Stock									-
G.2 Preferred Stock	973		23						996
G.3 Others	(85)	(4)						25	(64)
H. Balance,Dec. 31 2004	2,295	9,989	2,918	20,983	-	(6,221)	-	316	30,280
H.1 Correction of Error (s)									-
H.2 Changes in Accounting Policies	(2,295)					4,615		(50)	2,270
I. Restated Balance	-	9,989	2,918	20,983	-	(1,606)	-	266	32,550
J. Surplus									-
J.1 Surplus (Deficit) on Revaluation of Properties									-
J.2 Surplus (Deficit) on Revaluation of Investments									-
J.3 Currency Translation									-
J.4 Other Surplus (specify)									-
Depreciation				(506)		506			-
Change in tax rate						491			491
Unrealized fair value loss									-
									-
									-
K. Net Income (Loss) for the Period						(411)			(411)
L. Dividends (negative entry)									-
M. Appropriation for (specify)									-
M.1									-
M.2									-
M.3									-
M.4									-
M.5									-
N. Issuance of Capital Stock									-
N.1 Common Stock									-
N.2 Preferred Stock									-
N.3 Others		(4)						27	23
O. Balance,Dec.31 2005	-	9,985	2,918	20,477	-	(1,020)	-	293	32,653

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION:

CURRENT ADDRESS:

TEL. NO.: FAX NO.:

COMPANY TYPE : PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 5. Details of Income and Expenses, by source

(applicable to corporations transacting with foreign corporations/entities)

FINANCIAL DATA	2005 (in P'000)	2004 (in P'000)	
A. REVENUE / INCOME (A.1 + A.2)			
A.1 Net Sales or Revenue / Receipts from Operations (manufacturing, mining,utilities, trade, services, etc.) (from Primary Activity) (A.1.1 +A.1.2)			
A.1.1 Domestic			
A.1.2 Foreign			
A.2 Other Revenue (A.2.1 +A.2.2)			
A.2.1 Domestic			
A.2.2 Foreign, specify (A.2.2.1+A.2.2.2+ A.2.2.3+ A.2.2.4+ A.2.2.5+ A.2.2.6+ A.2.2.7+ A.2.2.8+A.2.2.9+A.2.2.10)			
A.2.2.1			
A.2.2.2			
A.2.2.3			
A.2.2.4			
A.2.2.5			
A.2.2.6			
A.2.2.7			
A.2.2.8			
A.2.2.9			
A.2.2.10			
B. EXPENSES (B.1 + B.2)			
B.1 Domestic			
B.2 Foreign, specify (B.2.1+B.2.2+B.2.3+B.2.4+B.2.5+B.2.6+B.2.7+B.2.8+B.2.9+B.2.10)			
B.2.1			
B.2.2			
B.2.3			
B.2.4			
B.2.5			
B.2.6			
B.2.7			
B.2.8			
B.2.9			
B.2.10.			

US SEC

Control No.: ·). 82-3:37
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED
CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY
TEL. NO.: 631-2222/16220 FAX NO.: 632-8501
COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
A. ASSETS (A.1 + A.2 + A.3 + A.4 + A.5 + A.6 + A.7 + A.8 + A.9 + A.10)	164,336	163,362
A.1 Current Assets (A.1.1 + A.1.2 + A.1.3 + A.1.4 + A.1.5)	48,147	37,160
A.1.1 Cash and cash equivalents (A.1.1.1 + A.1.1.2 + A.1.1.3)	14,081	4,918
A.1.1.1 On hand	3,315	2,690
A.1.1.2 In domestic banks/entities	10,766	2,228
A.1.1.3 In foreign banks/entities		
A.1.2 Trade and Other Receivables (A.1.2.1 + A.1.2.2)	30,883	28,299
A.1.2.1 Due from domestic entities (A.1.2.1.1 + A.1.2.1.2 + A.1.2.1.3 + A.1.2.1.4)	30,883	28,299
A.1.2.1.1 Due from customers (trade)	30,238	28,803
A.1.2.1.2 Due from related parties	71	178
A.1.2.1.3 Others, specify (A.1.2.1.3.1 + A.1.2.1.3.2)	1,269	920
A.1.2.1.3.1 Receivable from legal, ESOP and others	1,269	920
A.1.2.1.3.2		
A.1.2.1.4 Allowance for doubtful accounts (negative entry)	(695)	(1,602)
A.1.2.2 Due from foreign entities, specify (A.1.2.2.1 + A.1.2.2.2 + A.1.2.2.3 + A.1.2.2.4)		
A.1.2.2.1		
A.1.2.2.2		
A.1.2.2.3		
A.1.2.2.4 Allowance for doubtful accounts (negative entry)		
A.1.3 Inventories (A.1.3.1 + A.1.3.2 + A.1.3.3 + A.1.3.4 + A.1.3.5 + A.1.3.6)	1,230	1,074
A.1.3.1 Raw materials and supplies	1,135	865
A.1.3.2 Goods in process (including unfinished goods, growing crops, unfinished seeds)		
A.1.3.3 Finished goods		
A.1.3.4 Merchandise/Goods in transit		
A.1.3.5 Unbilled Services (in case of service providers)		
A.1.3.6 Others, specify (A.1.3.6.1 + A.1.3.6.2)	95	209
A.1.3.6.1 Condominium units for sale	95	209
A.1.3.6.2		
A.1.4 Financial Assets other than Cash/Receivables/Equity investments (A.1.4.1 + A.1.4.2 + A.1.4.3 + A.1.4.4 + A.1.4.5 + A.1.4.6)	294	264
A.1.4.1 Financial Assets at Fair Value through Profit or Loss - issued by domestic entities: (A.1.4.1.1 + A.1.4.1.2 + A.1.4.1.3 + A.1.4.1.4 + A.1.4.1.5)	-	-
A.1.4.1.1 National Government		
A.1.4.1.2 Public Financial Institutions		
A.1.4.1.3 Public Non-Financial Institutions		
A.1.4.1.4 Private Financial Institutions		
A.1.4.1.5 Private Non-Financial Institutions		
A.1.4.2 Held to Maturity Investments - issued by domestic entities: (A.1.4.2.1 + A.1.4.2.2 + A.1.4.2.3 + A.1.4.2.4 + A.1.4.2.5)	-	-
A.1.4.2.1 National Government		
A.1.4.2.2 Public Financial Institutions		
A.1.4.2.3 Public Non-Financial Institutions		
A.1.4.2.4 Private Financial Institutions		
A.1.4.2.5 Private Non-Financial Institutions		

NOTE:

This special form is applicable to Investment Companies and Publicly-held Companies (enumerated in Section 17.2 of the Securities Regulation Code (SRC), except banks and insurance companies). As a supplemental form to PHFS, it shall be used for reporting Consolidated Financial Statements of Parent corporations and their subsidiaries.

Domestic corporations are those which are incorporated under Philippine laws or branches/subsidiaries of foreign corporations that are licensed to do business in the Philippines where the center of economic interest or activity is within the Philippines. On the other hand, foreign corporations are those that are incorporated abroad, including branches of Philippine corporations operating abroad.

Financial Institutions are corporations principally engaged in financial intermediation, facilitating financial intermediation, or auxiliary financial services. Non-Financial institutions refer to corporations that are primarily engaged in the production of market goods and non-financial services.

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
A.1.4.3 Loans and Receivables - issued by domestic entities: (A.1.4.3.1 + A.1.4.3.2 + A.1.4.3.3 + A.1.4.3.4 + A.1.4.3.5)	-	-
A.1.4.3.1 National Government		
A.1.4.3.2 Public Financial Institutions		
A.1.4.3.3 Public Non-Financial Institutions		
A.1.4.3.4 Private Financial Institutions		
A.1.4.3.5 Private Non-Financial Institutions		
A.1.4.4 Available-for-sale financial assets - issued by domestic entities: (A.1.4.4.1 + A.1.4.4.2 + A.1.4.4.3 + A.1.4.4.4 + A.1.4.4.5)	294	264
A.1.4.4.1 National Government		
A.1.4.4.2 Public Financial Institutions		
A.1.4.4.3 Public Non-Financial Institutions		
A.1.4.4.4 Private Financial Institutions		
A.1.4.4.5 Private Non-Financial Institutions	294	264
A.1.4.5 Financial Assets issued by foreign entities: (A.1.4.5.1+A.1.4.5.2+A.1.4.5.3+A.1.4.5.4)	-	-
A.1.4.5.1 Financial Assets at fair value through profit or loss		
A.1.4.5.2 Held-to-maturity investments		
A.1.4.5.3 Loans and Receivables		
A.1.4.5.4 Available-for-sale financial assets		
A.1.4.6 Allowance for decline in market value (negative entry)		
A.1.5 Other Current Assets (state separately material items) (A.1.5.1 + A.1.5.2 + A.1.5.3)	1,659	2,605
A.1.5.1 Creditable withholding taxes	620	1,273
A.1.5.2 Land and development costs	347	645
A.1.5.3 Tax credit certificates and other current assets	692	687
A.2 Property, plant, and equipment (A.2.1 + A.2.2 + A.2.3 + A.2.4 + A.2.5 + A.2.6 + A.2.7+ A.2.8)	93,237	93,200
A.2.1 Land	17	17
A.2.2 Building and improvements including leasehold improvement	261	360
A.2.3 Machinery and equipment (on hand and in transit)	795	692
A.2.4 Transportation/motor vehicles, automotive equipment, autos and trucks, and delivery equipment	154	152
A.2.5 Others, specify (A.2.5.1 + A.2.5.2 + A.2.5.3 + A.2.5.4 + A.2.5.5)	133,326	128,871
A.2.5.1 Subtransmission and distribution	99,264	94,651
A.2.5.2 General plant and others	30,263	29,597
A.2.5.3 Construction in progress	3,799	4,623
A.2.5.4 Property, or equipment used for education purposes	-	-
A.2.5.5		
A.2.6 Appraisal increase, specify (A.2.6.1 + A.2.6.2 + A.2.6.3 + A.2.6.4 + A.2.6.5)		
A.2.6.1		
A.2.6.2		
A.2.6.3		
A.2.6.4		
A.2.6.5		
A.2.7 Accumulated Depreciation (negative entry)	(41,316)	(36,892)
A.2.8 Impairment Loss or Reversal (if loss, negative entry)		
A.3 Investments accounted for using the equity method (A.3.1 + A.3.2 + A.3.3 + A.3.4)	1,730	1,846
A.3.1 Equity in domestic subsidiaries/affiliates	1,730	1,846
A.3.2 Equity in foreign branches/subsidiaries/affiliates		
A.3.3 Others, specify (A.3.3.1 + A.3.3.2 + A.3.3.3 + A.3.3.4 + A.3.3.5)	-	-
A.3.3.1		
A.3.3.2		
A.3.3.3		
A.3.3.4		
A.3.3.5		
A.4 Investment Property	4,739	4,683
A.5 Biological Assets		
A.6 Intangible Assets		
A.6.1 Major item/s, specify (A.6.1.1 + A.6.1.2)		
A.6.1.1		
A.6.1.2		
A.6.2 Others, specify (A.6.2.1 + A.6.2.2)		
A.6.2.1		
A.6.2.2		
A.7 Assets Classified as Held for Sale		
A.8 Assets included in Disposal Groups Classified as Held for Sale		

US SEC
[illegible]-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR CONSOLIDATED FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
A.9 Long-term receivables (net of current portion) (A.9.1 + A.9.2 + A.9.3)	2,947	396
A.9.1 From domestic entities, specify (A.9.1.1 + A.9.1.2 + A.9.1.3)	2,947	396
A.9.1.1 Noncurrent trade receivables of Rockwell	2,947	396
A.9.1.2		
A.9.1.3		
A.9.2 From foreign entities, specify (A.9.2.1 + A.9.2.2 + A.9.2.3)	-	-
A.9.2.1		
A.9.2.2		
A.9.2.3		
A.9.3 Allowance for doubtful accounts, net of current portion (negative entry)		
A.10 Other Assets (A.10.1 + A.10.2 + A.10.3 + A.10.4 + A.10.5)	13,536	26,077
A.10.1 Deferred charges - net of amortization	-	-
A.10.2 Deferred Income Tax	-	-
A.10.3 Advance/Miscellaneous deposits	-	-
A.10.4 Others, specify (A.10.4.1 + A.10.4.2 + A.10.4.3 + A.10.4.4+A.10.4.5)	13,536	26,077
A.10.4.1 Deferred pass-through fuel costs	7,857	13,031
A.10.4.2 Deferred foreign exchange loss (CERA II)	3,145	5,993
A.10.4.3 Deferred purchased power cost	1,385	6,000
A.10.4.4 Input VAT, creditable withholding taxes and others	1,149	1,053
A.10.4.5		
A.10.5 Allowance for write-down of deferred charges/bad accounts (negative entry)		
B. LIABILITIES (B.1 + B.2 + B.3 + B.4 + B.5)	125,875	127,452
B.1 Current Liabilities (B.1.1 + B.1.2 + B.1.3 + B.1.4 + B.1.5 + B.1.6 + B.1.7)	65,970	73,578
B.1.1 Trade and Other Payables to Domestic Entities (B.1.1.1 + B.1.1.2 + B.1.1.3 + B.1.1.4 + B.1.1.5 + B.1.1.6)	43,689	38,535
B.1.1.1 Loans/Notes Payables	384	442
B.1.1.2 Trade Payables	17,303	15,829
B.1.1.3 Payables to Related Parties		
B.1.1.4 Advances from Directors, Officers, Employees and Principal Stockholders		
B.1.1.5 Accruals, specify material items (B.1.1.5.1 + B.1.1.5.2 + B.1.1.5.3)	15,699	14,559
B.1.1.5.1 Accrued pension	9,515	8,636
B.1.1.5.2 Accrued interest on liability arising from deferred pass-through fuel costs	883	-
B.1.1.5.3 Accrued taxes	842	827
B.1.1.5.4 Accrued interest on preferred stock	629	-
B.1.1.5.5 Accrued interest on loans	128	211
B.1.1.5.6 Accrued expenses and other liabilities	3,702	4,885
B.1.1.6 Others, specify (B.1.1.6.1 + B.1.1.6.2 + B.1.1.6.3)	10,303	7,705
B.1.1.6.1 Customers' refund - current portion	3,787	5,409
B.1.1.6.2 Current portion of liability arising from deferred pass-through fuel costs	3,736	-
B.1.1.6.3 Payable to customers	1,085	1,085
B.1.1.6.4 Current portion of meter and service deposits	502	521
B.1.1.6.5 Output VAT	486	-
B.1.1.6.6 Current portion of interest on meter and service deposits	326	275
B.1.1.6.7 Customers' deposits	214	165
B.1.1.6.8 Advance payment received from pole rentals	167	250
B.1.2 Trade and Other Payables to Foreign Entities (specify) (B.1.2.1 + B.1.2.2 + B.1.2.3)	-	-
B.1.2.1		
B.1.2.2		
B.1.2.3		
B.1.3 Provisions	16,997	10,313
B.1.4 Financial Liabilities (excluding Trade and Other Payables and Provisions) (B.1.4.1 + B.1.4.2 + B.1.4.3 + B.1.4.4 + B.1.4.5)	-	-
B.1.4.1		
B.1.4.2		
B.1.4.3		
B.1.4.4		
B.1.4.5		
B.1.5 Liabilities for Current Tax	238	30
B.1.6 Deferred Tax Liabilities		
B.1.7 Others, specify (If material, state separately; indicate if the item is payable to public/private or financial/non-financial institutions) (B.1.7.1 + B.1.7.2 + B.1.7.3 + B.1.7.4 + B.1.7.5 + B.1.7.6)	5,046	24,700
B.1.7.1 Dividends declared and not paid at balance sheet date		
B.1.7.2 Acceptances Payable		
B.1.7.3 Liabilities under Trust Receipts		
B.1.7.4 Portion of Long-term Debt Due within one year	2,341	23,829
B.1.7.5 Deferred Income	798	179
B.1.7.6 Any other current liability in excess of 5% of Total Current Liabilities, specify:	1,907	692
B.1.7.6.1 Estimated liability for project development	1,218	692
B.1.7.6.2 Preferred stock	689	-
B.1.7.6.3		

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 1. Balance Sheet

FINANCIAL DATA		2005 (In Million Pesos)	2004 (In Million Pesos)
B.2 Long-term Debt - Non-current Interest-bearing Liabilities (B.2.1 + B.2.2 + B.2.3 + B.2.4 + B.2.5)		17,343	1,395
B.2.1 Domestic Public Financial Institutions			
B.2.2 Domestic Public Non-Financial Institutions		3,756	1,395
B.2.3 Domestic Private Financial Institutions			
B.2.4 Domestic Private Non-Financial Institutions			
B.2.5 Foreign Financial Institutions		13,587	-
B.3 Indebtedness to Affiliates and Related Parties (Non-Current)			
B.4 Liabilities Included in the Disposal Groups Classified as Held for Sale			
B.5 Other Liabilities (B.5.1 + B.5.2)		42,562	52,479
B.5.1 Deferred Tax		4,388	6,573
B.5.2 Others, specify (B.5.2.1 + B.5.2.2 + B.5.2.3 + B.5.2.4 + B.5.2.6)		38,174	45,906
B.5.2.1 Customers' deposits		18,173	16,400
B.5.2.2 Customers' refund - noncurrent portion		11,736	15,142
B.5.2.3 Liability arising from deferred pass-through fuel costs		4,121	13,031
B.5.2.4 Preferred stock		1,896	-
B.5.2.5 Estimated liability for project development		1,515	-
B.5.2.6 Other noncurrent liabilities		733	1,333
C. EQUITY (C.3 + C.4 + C.5 + C.6 + C.7 + C.8 + C.9+C.10)		38,461	35,910
C.1 Authorized Capital Stock (no. of shares, par value and total value; show details) (C.1.1+C.1.2+C.1.3)		-	-
C.1.1 Common shares	Class A-648,000,000 shares; Class B=432,000,000 shares; P10 par value		
C.1.2 Preferred Shares	300,000,000 shares, P10 par value		
C.1.3 Others			
C.2 Subscribed Capital Stock (no. of shares, par value and total value) (C.2.1 + C.2.2 + C.2.3)		-	-
C.2.1 Common shares			
C.2.2 Preferred Shares			
C.2.3 Others			
C.3 Paid-up Capital Stock (C.3.1 + C.3.2)		9,985	12,284
C.3.1 Common shares		9,985	9,989
C.3.2 Preferred Shares		-	2,295
C.4 Additional Paid-in Capital / Capital in excess of par value / Paid-in Surplus		2,918	2,918
C.5 Minority Interest		3,086	2,963
C.6 Others, specify (C.6.1 + C.6.2 + C.6.3+C.6.4+C.6.5)		719	902
C.6.1 Share in revaluation increment of subsidiaries and an associate		636	811
C.6.2 Employee share-based payment plan		56	29
C.6.3 Unrealized fair value gains on available-fo-sale-investments		26	-
C.6.4 Share in cumulative translation adjustment of an associate		1	(25)
C.6.5 Deposits on subscriptions to preferred stock		-	87
C.7 Appraisal Surplus/Revaluation Increment in Property/Revaluation Surplus		21,123	21,142
C.8 Retained Earnings (C.8.1 + C.8.2)		630	(4,299)
C.8.1 Appropriated		200	200
C.8.2 Unappropriated		430	(4,499)
C.9 Head / Home Office Account (for Foreign Branches only)			
C.10 Cost of Stocks Held in Treasury (negative entry)			
TOTAL LIABILITIES AND EQUITY (B + C)		164,336	163,362

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 2. Income Statement

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)	
A. REVENUE / INCOME (A.1 + A.2 + A.3 + A.4)	**179,624**	**153,822**	
A.1 Net Sales or Revenue / Receipts from Operations (manufacturing, mining,utilities, trade, services, etc.) (from Primary Activity)	171,768	148,642	
A.2 Share in the Profit or Loss of Associates and Joint Ventures accounted for	142	222	
A.3 Other Revenue (A.3.1 + A.3.2 + A.3.3 + A.3.4 + A.3.5)	2,500	2,972	
A.3.1 Rental Income from Land and Buildings			
A.3.2 Receipts from Sale of Merchandise (trading) (from Secondary Activity)			
A.3.3 Sale of Real Estate or other Property and Equipment	1,906	2,533	
A.3.4 Royalties, Franchise Fees, Copyrights (books, films, records, etc.)			
A.3.5 Others, specify (A.3.5.1 + A.3.5.2 + A.3.5.3 + A.3.5.4 + A.3.5.5 + A.3.5.6 + A.3.5.7 + A.3.5.8)	594	439	
A.3.5.1 Miscellaneous non-electric revenue	594	439	
A.3.5.2 Rental Income, Equipment			
A.3.5.3			
A.3.5.4			
A.3.5.5			
A.3.5.6			
A.3.5.7			
A.3.5.8			
A.4 Other Income (non-operating) (A.4.1 + A.4.2 + A.4.3 + A.4.4)	5,214	1,986	
A.4.1 Interest Income	1,278	494	
A.4.2 Dividend Income	108	162	
A.4.3 Gain / (Loss) from selling of Assets, specify (A.4.3.1 + A.4.3.2 + A.4.3.3 + A.4.3.4)	-	-	
A.4.3.1			
A.4.3.2			
A.4.3.3			
A.4.3.4			
A.4.4 Others, specify (A.4.4.1 + A.4.4.2 + A.4.4.3 + A.4.4.4)	3,828	1,330	
A.4.4.1 Gain / (Loss) on Foreign Exchange - CERA II Recovery	2,934	1,330	
A.4.4.2 Tax refund	894	-	
A.4.4.3			
A.4.4.4			
B. COST OF GOODS SOLD (B.1 + B.2 + B.3)	-	-	
B.1 Cost of Goods Manufactured (B.1.1 + B.1.2 + B.1.3 + B.1.4 + B.1.5)	-	-	
B.1.1 Direct Material Used			
B.1.2 Direct Labor			
B.1.3 Other Manufacturing Cost / Overhead			
B.1.4 Goods in Process, Beginning			
B.1.5 Goods in Process, End (**negative entry**)			
B.2 Finished Goods, Beginning			
B.3 Finished Goods, End (**negative entry**)			
C. COST OF SALES (C.1 + C.2 + C.3)	**148,865**	**124,601**	
C.1 Purchases - Purchased power	148,865	124,601	
C.2 Merchandise Inventory, Beginning			
C.3 Merchandise Inventory, End (**negative entry**)			
D. GROSS PROFIT (A - B - C)	**30,759**	**29,221**	

NOTE: Pursuant to SRC Rule 68.1 (as amended in Nov. 2005), for fiscal years ending December 31, 2005 up to November 30, 2006, a comparative format of only two (2) years may be filed to give temporary relief for covered companies as the more complex PFRSs will be applied for the first time in these year end periods. After these first time applications, the requirement of three (3) year comparatives shall resume for year end reports beginning December 31, 2006 and onwards.

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED

CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY

TEL. NO.: 631-2222/16220 FAX NO.: 632-8501

COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 2. Income Statement

FINANCIAL DATA	2005 (In Million Pesos	2004 (In Million Pesos	
E. OPERATING EXPENSES (E.1 + E.2 + E.3 + E.4)	23,392	26,817	
E.1 Selling or Marketing Expenses	1,870	2,558	
E.2 Administrative Expenses			
E.3 General Expenses			
E.4 Other Expenses, specify (E.4.1 + E.4.2 + E.4.3 + E.4.4 + E.4.5 + E.4.6 + E.4.7 + E.4.8 + E.4.9 + E.4.10 + E.4.11 + E.4.12 + E.4.13 + E.4.14 + E.4.15)	21,522	24,259	
E.4.1 Provision for probable losses	5,901	9,824	
E.4.2 Depreciation and amortization	4,845	4,773	
E.4.3 Salaries, wages and employee benefits	4,111	4,485	
E.4.4 Contractors' services	2,164	1,821	
E.4.5 Pension cost	1,581	1,388	
E.4.6 Provision for various tax assessments and legal claims	783	(2)	
E.4.7 Materials and supplies	293	255	
E.4.8 Transportation and travel	292	340	
E.4.9 Provision for (reversal of) probable losses on disallowed receivables	231	(215)	
E.4.10 Taxes other than income tax	230	622	
E.4.11 Provision for doubtful accounts	195	-	
E.4.12 Corporate expenses	113	53	
E.4.13 Property insurance	91	37	
E.4.14 Others	692	878	
E.4.15 Education-related expenditures	-	-	
F. FINANCE COSTS (F.1 + F.2 + F.3 + F.4 + F.5)	9,089	5,486	
F.1 Interest on Short-Term Promissory Notes	-	-	
F.2 Interest on Long-Term Promissory Notes	-	-	
F.3 Interest on bonds, mortgages and other long-term loans	2,719	2,597	
F.4 Amortization	427	147	
F.5 Other interests, specify (F.5.1 + F.5.2 + F.5.3 + F.5.4 + F.5.5)	5,943	2,742	
F.5.1 Foreign exchange losses	2,859	1,352	
F.5.2 Present value impact of customers' refund	1,726	-	
F.5.3 Interest expense on customers' deposits	942	958	
F.5.4 Interest expense on deferred pass-through fuel costs	394	364	
F.5.5 Others	22	68	
G. NET INCOME (LOSS) BEFORE TAX (D - E - F)	(1,722)	(3,082)	
H. INCOME TAX EXPENSE/BENEFIT (negative entry)	1,515	1,318	
I. INCOME(LOSS) AFTER TAX	(207)	(1,764)	
J. Amount of (i) Post-Tax Profit or Loss of Discontinued Operations; and (ii) Post-Tax Gain or Loss Recognized on theMeasurement of Fair Value less Cost to Sell or on the Disposal of the Assets or Disposal Group(s) constituting the Discontinued Operation (if any)	-	-	
J.1			
J.2			
K. PROFIT OR LOSS ATTRIBUTABLE TO MINORITY INTEREST	143	117	
L. PROFIT OR LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(350)	(1,881)	
M. EARNINGS (LOSS) PER SHARE	(0.347)	(1.867)	
M.1 Basic	(0.347)	(1.867)	
M.2 Diluted	(0.347)	(1.867)	

Control No.: [illegible]
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED
CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY
TEL. NO.: 631-2222/16220 FAX NO.: 632-8501
COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 3. Cash Flow Statements

FINANCIAL DATA	2005 (In Million Pesos)	2004 (In Million Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) Before Tax and Extraordinary Items	(1,691)	(3,092)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation	4,845	4,773
Amortization, specify:		
Amortization of debt issue costs	427	147
Others, specify:		
Provisions	6,684	9,822
Interest expense on loans and financial charges	3,113	2,961
Franchise tax paid	(3,089)	(2,783)
Interest paid	(2,093)	(2,020)
Interest and dividend income	(1,279)	(621)
Present value impact on customers' refund	1,726	-
Interest expense on customers' deposits	942	958
Interest and dividend received	825	621
Equity in net earnings of associates and joint venture	(142)	(222)
Employee share-based benefits expense	27	29
Provision for decline in value of investment	-	53
Income tax paid	-	(36)
Write-down of Property, Plant, and Equipment	-	-
Changes in Assets and Liabilities:		
Decrease (Increase) in:		
Receivables	(4,001)	(8,218)
Inventories	(156)	409
Other Current Assets	(1,592)	(138)
Others, specify:		
Land and development costs	298	112
Increase (Decrease) in:		
Trade and Other Payables	3,812	7,743
Income and Other Taxes Payable		
Others, specify:		
Estimated liability for project development	2,041	(1,176)
A. Net Cash Provided by (Used in) Operating Activities (sum of above rows)	10,697	9,332
CASH FLOWS FROM INVESTING ACTIVITIES		
Reductions/(Additions) to Property, Plant, and Equipment	(5,278)	(5,421)
(Increase) Decrease in Long-Term Receivables	3,982	(2,662)
(Increase) Decrease in Other Receivables	1,241	517
(Increase) Decrease in Investment	-	-
Others, specify		
Proceeds from disposal of utility plant and others	275	742
Dividends received from associates	184	322
Acquisition of investment properties	(59)	(9)
Collection of advances	-	46
B. Net Cash Provided by (Used in) Investing Activities (sum of above rows)	346	(6,465)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from:		
Loans		
Long-term Debt	81	5,864
Issuance of Securities		
Others, specify:		
Increase in customers' deposits	1,913	1,341
Proceeds from issuance of and subscriptions to preferred stock	-	973
Proceeds from issuance of and subscriptions to common stock	-	68
Notes payable	-	-
Payments of:		
(Loans)		
(Long-term Debt)	(3,660)	(5,503)
(Stock Subscriptions)		
Others, specify (negative entry):		
Customers' refund paid	(152)	(515)
Notes payable	(58)	(5,412)
Cancellation of common stock subscription	(4)	-
Redemption of preferred stock	-	(85)
C. Net Cash Provided by (Used in) Financing Activities (sum of above rows)	(1,880)	(3,269)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A + B + C)	9,163	(402)
Cash and Cash Equivalents		
Beginning of year	4,918	5,320
End of year	14,081	4,918

NOTE: Pursuant to SRC Rule 68.1 (as amended in Nov. 2005), for fiscal years ending December 31, 2005 up to November 30, 2006, a comparative format of only two (2) years may be filed to give temporary relief for covered companies as the more complex PFRSs will be applied for the first time in these year end periods. After these first time applications, the requirement of three (3) year comparatives shall resume for year end reports beginning December 31, 2006 and onwards.

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION: MANILA ELECTRIC COMPANY - CONSOLIDATED
CURRENT ADDRESS: ORTIGAS AVENUE, PASIG CITY
TEL. NO.: 631-2222/16220 FAX NO.: 631-8501
COMPANY TYPE : Distribution - Electric Utility PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 4. Statement of Changes in Equity

	(in Million Pesos)								
FINANCIAL DATA	Preferred Stock	Common Stock	Additional Paid-in Capital	Revaluation Increment	Translation Differences	Retained Earnings	Minority Interest	Others	TOTAL
A. Balance,Dec. 31 2003	1,407	9,993	2,895	18,662	(35)	2,951	2,848	1,080	39,801
A.1 Correction of Error(s)									-
A.2 Changes in Accounting Policy				3,218		(6,285)	(2)		(3,069)
B. Restated Balance	1,407	9,993	2,895	21,880	(35)	(3,334)	2,846	1,080	36,732
C. Surplus									-
C.1 Surplus (Deficit) on Revaluation of Properties									-
C.2 Surplus (Deficit) on Revaluation of Investments									-
C.3 Currency Translation					10				10
C.4 Other Surplus (specify)									-
Depreciation				(637)		815		(178)	-
Disposal				(101)		101			-
									-
									-
									-
D. Net Income (Loss) for the Period						(1,881)	117		(1,764)
E. Dividends (negative entry)									-
F. Appropriation for (specify)									-
F.1 Self-insurance						(200)		200	-
F.2									-
F.3									-
F.4									-
F.5									-
G. Issuance of Capital Stock									-
G.1 Common Stock									-
G.2 Preferred Stock	973		23						996
G.3 Others	(85)	(4)						25	(64)
H. Balance,Dec. 31 2004	2,295	9,989	2,918	21,142	(25)	(4,499)	2,963	1,127	35,810
H.1 Correction of Error (s)									-
H.2 Changes in Accounting Policies	(2,295)					4,594	(20)	(56)	2,223
I. Restated Balance	-	9,989	2,918	21,142	(25)	95	2,943	1,071	38,133
J. Surplus									-
J.1 Surplus (Deficit) on Revaluation of Properties									-
J.2 Surplus (Deficit) on Revaluation of Investments									-
J.3 Currency Translation					26				26
J.4 Other Surplus (specify)									-
Depreciation				(510)		685		(175)	-
Change in tax rate						491			491
Unrealized fair value loss								(5)	(5)
									-
									-
K. Net Income (Loss) for the Period						(350)	143		(207)
L. Dividends (negative entry)									-
M. Appropriation for (specify)									-
M.1									-
M.2									-
M.3									-
M.4									-
M.5									-
N. Issuance of Capital Stock									-
N.1 Common Stock									-
N.2 Preferred Stock									-
N.3 Others		(4)						27	23
O. Balance,Dec.31 2005	-	9,985	2,918	20,632	1	921	3,086	818	38,461

US SEC
File No. 82-3237

Control No.:
Form Type: PHFS (rev 2006)

SPECIAL FORM FOR FINANCIAL STATEMENTS OF PUBLICLY-HELD AND INVESTMENT COMPANIES

NAME OF CORPORATION:

CURRENT ADDRESS:

TEL. NO.: FAX NO.:

COMPANY TYPE: PSIC:

If these are based on consolidated financial statements, please so indicate in the caption.

Table 5. Details of Income and Expenses, by source

(applicable to corporations transacting with foreign corporations/entities)

FINANCIAL DATA	2005 (in P'000)	2004 (in P'000)	
A. REVENUE / INCOME (A.1 + A.2)			
A.1 Net Sales or Revenue / Receipts from Operations (manufacturing, mining,utilities, trade, services, etc.) (from Primary Activity) (A.1.1 +A.1.2)			
A.1.1 Domestic			
A.1.2 Foreign			
A.2 Other Revenue (A.2.1 +A.2.2)			
A.2.1 Domestic			
A.2.2 Foreign, specify (A.2.2.1+A.2.2.2+ A.2.2.3+ A.2.2.4+ A.2.2.5+ A.2.2.6+ A.2.2.7+ A.2.2.8+A.2.2.9+A.2.2.10)			
A.2.2.1			
A.2.2.2			
A.2.2.3			
A.2.2.4			
A.2.2.5			
A.2.2.6			
A.2.2.7			
A.2.2.8			
A.2.2.9			
A.2.2.10			
B. EXPENSES (B.1 + B.2)			
B.1 Domestic			
B.2 Foreign, specify (B.2.1+B.2.2+B.2.3+B.2.4+B.2.5+B.2.6+B.2.7+B.2.8+B.2.9+B.2.10)			
B.2.1			
B.2.2			
B.2.3			
B.2.4			
B.2.5			
B.2.6			
B.2.7			
B.2.8			
B.2.9			
B.2.10.			

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

**LETTER TO MS. JUSTINA F. CALLANGAN
(Corporation Finance Department)**
(Form Type)

PW-102
(S. E. C. Registration No.)

IS SEC
Filed No. 82-3237
2005 OCT 26 AM 9 45



MERALCO
Ortigas Avenue, Pasig City
0300 Philippines

24 October 2005

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company (Parent Company only) for the third quarter ended September 30, 2005.

We are furnishing you an advanced copy of the Parent Company's 3rd quarter results as we intend to release these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-Q. We shall be filing separately the complete quarterly reports (SEC Form 17-Q) within 45 days after end of the quarter, i.e. on or before November 15, 2005.

Thank you.

Sincerely,



RAFAEL L. ANDRADA
First Vice President & Treasurer



DANIEL D. TAGAZA
Executive Vice-President & Chief Financial Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

US SEC
File No. 82-3237

2005 OCT 26 AM 9 15

2005 – 3rd Quarter SEC Report

FINANCIAL HIGHLIGHTS

I. NET INCOME

The company continued to provide P1.63B for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court in the 3rd quarter. This depleted our operating income for the quarter from P 1.64B before provisions to P 7M, significantly affecting the bottom line that resulted to a net loss of P316.72M after tax, a 138.1% decrease in the bottom-line figure from last year's net income of P832M.

Without this provisioning, the company's net income would have been a positive P 792M.

II. OPERATING REVENUES

With the 1.06% sales growth, total operating revenues for the third quarter of 2005 heightened by 22.1% to P44.62B from P36.54B for the same period last year.

III. OPERATING EXPENSES

Total operating expenses, on the other hand, rose by 25.7% from P34.19B to P42.98B due to the significant increase in purchased power costs, which soared by as much as 30.8% from P30.37B to P39.73B.

On the other hand, favorable decreases in other operating expenses are enumerated as follows:

- 9.5% decrease in operating and maintenance costs from P2.52B to P2.28B. The significant decrease was attributed to lower retirement expense, which decreased by about 55.9% from P607.93M last year to P267.98M this year.
- 14.5% decrease in depreciation and amortization from P1.10B to P943.81M. This is primarily due to the fully amortized Meralco reengineering costs; and,
- 87.3% decrease in taxes other than income tax from P196.53M to P24.89M. Franchise taxes are no longer part of the company's revenues and operating expenses.

IV. OTHER CHARGES

Other Charges during the quarter decreased by 42.8% from P1.15B last year to P656.68M driven by the continued success on system loss reduction resulting to the significant improvement in the unrecoverable purchased power, from an expense of P539.86M to a positive amount of P210.75M.

US SEC
File No. 82-3237

The booking of equity in net earnings of investee is no longer shown in the separate and unconsolidated financial statements in partial compliance with IAS 27.

V. EARNINGS PER SHARE

Earnings per common share (excluding depreciation on appraisal increase) for the 3rd quarter decreased by 128.76% from P0.970 last year to (P0.279) per share due losses incurred this year.

VI. CAPITAL EXPENDITURES

Capital expenditures for the quarter declined by 16.4% from P1.28 billion last year to P1.07 billion this year. The level of spending was at the ratio of 97% is to 3% for electric capital projects and non-electric projects respectively.

OPERATIONAL HIGHLIGHTS

I. GWH SALES and BILLING KW DEMAND

The third quarter GWH sales for 2005 increased by 1.06% to 6,460 GWH compared to the same period last year, outpacing the 0.75% growth registered in the first half of the year.

The commercial segment continued to lead the growth in GWH sales, increasing by 4.21% to 2,372 GWH in the 3rd quarter. Commercial sales was driven by the Real Estate and Transport Services Sectors which expanded by 23.9% and 14.3% respectively over the same quarter last year.

Sales of the Real Estate Sector, which comprise office buildings housing the booming call center business, heightened with the opening of new call centers and other business process outsourcing establishments over the past months.

The Transport Services Sector's growth was brought about by the continued increase in the operations of the LRT1/LRT2 and MRT. Since January this year, all coaches of the LRT1 (Taft Route) have been fully air-conditioned, encouraging the increase in ridership compared to the same quarter last year. The incessant rise in oil prices was also contributory to the expansion as the public opted to use mass transport systems. In response to this and the government's call to conserve fuel, the LRT/MRT employed additional train runs to accommodate the increase in ridership. In addition, the full operation of the LRT2 (Aurora Blvd Route) played a key factor to this sector's growth.

On the other hand, the sales of the industrial segment declined by 1.06% to 1,833 GWH. The contraction was attributed to the reduction in the number of small to medium-sized industrial customers and the economic slump by the Wood Products, Textile Industries, and the Chemical Products Manufacturing by 21.5%, 15.1%, and 11.8%, respectively. However, strong sales growths of the Basic Metal, Transport Manufacturing and Electrical Machinery Industries, which rose by 11.6% , 9.0%, and 6.8% respectively, mitigated the overall slowdown in the industrial segment. The re-opening and the upgraded furnaces of the two major smelting plants, Midland Steel and Capasco, the 13% increase in motor vehicle sales

(comparing Jan-Aug 2005 to Jan-Aug 2004), and the continued robust demand in the Semicon Industry accounted for the growth of these three resilient industries, respectively.

The decline in industrial sales was also tempered by the significant rise of 11.83% in One Day Power Sales (ODPS) in this quarter where large self-generating industrial customers opted to get power from the grid at lower prices. The Cement, Electrical Machinery, and Paper Manufacturing Industries led the ODPS availments in the period, accounting for 67.8% of the total.

Residential sales was nearly flat, dipping of 0.43% in the 3rd quarter to 2,220 GWH, although this further reduced its first half deficit of -2.4% to -1.73% as of the end of September 2005. Customers, particularly those belonging to the DE Segment (those having an average monthly consumption of between 1-150 kWh) continued to register an increase of 7.6% in the period. On the other hand, sales from the Broad C Segment (consuming between 151-800 kWh) and AB Segments (above 800 kWh) declined. Lower humidity, coupled with higher electricity and commodity prices, contributed to the reduction in residential sales, resulting to a migration of customers from the higher segments to lower consumption brackets.

Like GWH sales, overall Billing KW Demand posted an increase in the quarter, rising by 1.88% to 12,207 KW over the 3rd quarter of 2004. The main industries driving billing kW demand were the Retail Trade in the Commercial Segment and Electrical Machinery in the Industrial Segment, which posted 7.3% and 5.1% growths, respectively.

II. AVERAGE RETAIL RATE

The average retail rate as of the month of September 2005 rose to P7.29/KWH from P5.97/KWH in the same period last year. On a per customer class, the average retail rates for the month of September 2005 were:

Customer Class	Average Rate (P/KWH)
Residential	7.68
Commercial	7.50
GS, Small and Medium	7.97
Large	7.29
Very Large	6.85
Industrial	6.56
Small and Medium	7.51
Large	6.78
Very Large	6.51
Extra Large	6.37

US SEC
File No. 82-3237

The implementation of NPC's basic charge of P 0.43/KWH in May 2005 as a result of the ERC's final approval of the NPC's TOU rate application and the P0.38/kWh increase in NPC's Generation Rate Adjustment (GRAM), and Incremental Currency Rate Adjustment (ICERA) in the same month contributed to this rise.

However, maximized NPC off-peak energy sourcing reduced average NPC TOU-based rates by approximately P0.42/KWH in the 3rd quarter compared to the previous quarter.

Furthermore, the impact of the NPC charges was tempered by the higher dispatch of Meralco IPPs, resulting to an average Purchased Power Cost (PPC) of P 5.18/KWH for Meralco IPPs and P 5.85/KWH for NPC in the 3rd quarter.

The reduction in generation cost slashed Meralco's rate to residential customers by as much as 23 centavos per kWh in September.

III. SYSTEM LOSS

A reduction by almost 1 percentage point in the September 2005 12-month moving average to 10.32% from last year's 11.31% for the same period was attained as a result of the excellent performance in the 3rd quarter this year at 8.92% from last year's 3rd quarter system loss of 11.32%. This translated to a P751M reduction in the unrecoverable purchased power cost compared to last year's 3rd quarter figure as well as a reduction of the year-to-date unrecoverable purchased power cost to P1.65B from last year's P2.28B.

This drastic improvement was the result of the sweeping changes implemented among all organizations involved in system loss during the 2nd quarter. In general, the system loss management program could be summed up as both preventive (i.e., not just corrective) and holistic (i.e., looking at the whole value chain). Part of the changes included the institution of the Hit Rate, not only as a measure of performance but also as a measure to focus the efforts in positively reducing system loss. The increase in the Hit Rate, from 3% during the previous months to nearly 20% this 3rd quarter, clearly manifested the extent of the system loss reduction efforts. In terms of implementation, nearly 600 elevated metering centers were installed, involving almost 23,000 services in identified high loss areas.

Moreover, in August, Meralco and the Department of Interior and Local Government (DILG) signed a memorandum of agreement aimed at strengthening the campaign against pilferage of electricity. Chairman & CEO Manuel M. Lopez and DILG Secretary Angelo Reyes signed the agreement.

IV. SYSTEM RELIABILITY

In the 3rd quarter of 2005, system reliability, in terms of Interruption Frequency Rate (IFR), and system availability, as measured by Cumulative Interruption Time (CIT), continued to reach record levels, improving by 17.01% to 2.83 times and 9.99% to 2.69 hours, respectively, over the same period last year.

The continued improvements in system reliability were part of the benefits still being reaped from the completion of well-planned electric capital projects in the past and the continuous implementation of a focused electric system maintenance program. This had been supported by concerted efforts by different offices to reduce the occurrence of pre-arranged or

US SEC
File No. 82-3237

undetermined trippings, thermographic scanning of circuits for detection of impending troubles, and strict compliance to standards and procedures during line construction and maintenance.

REGULATORY HIGHLIGHTS

Developments in the regulatory front are:

- In an Order dated June 29, 2005 and released July 11, the Energy Regulatory Commission (ERC) approved Meralco's amended proposal for a five-year refund of Phase IV customers. In conjunction with this, the BIR released last September Revenue Memorandum Order (RMO) No. 22-2005 assigning Meralco as a withholding agent for the collection of creditable income tax on the refunds to Phase IV customers. Phase IV includes all Industrial and Commercial customers and all other customers not covered by Phases I to III.

- Hearings are on-going on Meralco's 14.76 centavos rate application filed with ERC last May 31, 2005.

- On August 10, Meralco filed with the ERC an Application for Approval of its proposed time-of-use (TOU) retail rates to end-users. This complied with the April 13, 2005 ERC decision directing distribution utilities to file their proposed TOU retail rates within the prescribed period.

For further questions:
Meralco Investor Relations
Tel. Nos. (632) 16222450, (632) 6328323

US SEC
File No. 82-3237

MERALCO

2005 - 3rd Quarter Report

COMPARISON OF KILOWATT-HOUR SALES

For the quarters ended September 30, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	2,220.19	2,229.74	(0.4)
Commercial	2,371.56	2,275.71	4.2
Industrial	1,832.51	1,852.04	(1.1)
Streetlights	35.53	34.46	3.1
TOTAL	6,459.79	6,391.95	1.06

COMPARISON OF KILOWATT-HOUR SALES

For the nine months ended September 30, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	6,484.87	6,599.32	(1.7)
Commercial	6,770.87	6,502.69	4.1
Industrial	5,214.78	5,212.91	0.0
Streetlights	106.12	103.59	2.4
TOTAL	18,576.64	18,418.51	0.9

COMPARATIVE STATEMENTS OF INCOME

For the quarters ended September 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% Change
OPERATING REVENUES	44,621,163	36,535,248	22.1
OPERATING EXPENSES			
Purchased power	39,732,948	30,365,322	30.8
Operations & maintenance	2,282,468	2,520,952	(9.5)
Depreciation & amortization	943,814	1,103,882	(14.5)
Taxes other than income tax	24,893	196,530	(87.3)
Total operating expenses	42,984,123	34,186,686	25.7
OPERATING INCOME before provision for probable losses	1,637,040	2,348,562	(30.3)
PROVISION FOR PROBABLE LOSSES	1,630,377	-	100.0
OPERATING INCOME AFTER PROVISION after provision for probable losses	6,663	2,348,562	(99.7)
OTHER INCOME (EXPENSES)			
Interest & other finance charges-net	(808,638)	(659,600)	22.6
Unrecoverable purchased power	210,749	(539,856)	139.0
Provision for disallowed recoveries	(58,787)	(108,959)	(46.0)
Equity in net earnings of investee companies	-	160,102	(100.0)
Total other income (expenses)	(656,676)	(1,148,313)	(42.8)
INCOME (LOSS) BEFORE INCOME TAX	(650,013)	1,200,249	(154.2)
PROVISION FOR (BENEFIT FROM) INCOME TAX	(333,296)	368,409	(190.5)
NET INCOME (LOSS)	(316,717)	831,840	(138.1)

COMPARATIVE STATEMENTS OF INCOME

For the nine months ended September 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% Change
OPERATING REVENUES	127,685,316	104,941,723	21.7
OPERATING EXPENSES			
Purchased power	109,509,212	86,467,523	26.6
Operations & maintenance	6,720,577	7,385,080	(9.0)
Depreciation & amortization	2,840,244	3,513,433	(19.2)
Taxes other than income tax	167,549	493,190	(66.0)
Total operating expenses	119,237,582	97,859,226	21.8
OPERATING INCOME before provision for probable losses	8,447,734	7,082,497	19.3
PROVISION FOR PROBABLE LOSSES	4,690,175	-	100.0
OPERATING INCOME after provision for probable losses	3,757,559	7,082,497	(46.9)
OTHER INCOME (EXPENSES)			
Interest & other finance charges-net	(2,321,440)	(1,720,085)	35.0
Unrecoverable purchased power	(1,657,312)	(2,228,402)	(25.6)
Provision for disallowed recoveries	(177,281)	(328,480)	(46.0)
Equity in net earnings of investee companies	-	441,509	(100.0)
Total other income (expenses)	(4,156,033)	(3,835,458)	8.4
INCOME (LOSS) BEFORE INCOME TAX	(398,474)	3,247,039	(112.3)
PROVISION FOR (BENEFIT FROM) INCOME TAX	155,340	(998,947)	(115.6)
NET INCOME (LOSS)	(243,134)	2,248,092	(110.8)

MERALCO

2005 - 3rd Quarter Report

COMPARATIVE BALANCE SHEETS

As of September 30, 2005 and 2004
(In thousand pesos)

ASSETS AND OTHER DEBITS

	2005	2004	% Change
UTILITY PLANT AND OTHERS - net	91,472,772	85,711,393	6.7
CONSTRUCTION IN PROGRESS	3,666,378	5,893,917	(37.8)
INVESTMENTS AND ADVANCES	3,532,378	4,253,449	(17.0)
CURRENT ASSETS			
Cash and Cash Equivalents	11,258,044	5,422,375	107.6
Receivables - net	24,529,652	20,810,100	17.9
Inventories	1,223,691	1,131,247	8.2
Other Current Assets	596,481	391,630	52.3
Total Current Assets	37,607,868	27,755,352	35.5
DEFERRED DEBITS AND OTHER ASSETS	25,078,739	23,325,411	7.5
TOTAL ASSETS AND OTHER DEBITS	161,358,135	146,939,522	9.8

LIABILITIES AND OTHER CREDITS

	2005	2004	% Change
STOCKHOLDERS' EQUITY	38,152,681	49,155,039	(22.4)
LONG-TERM DEBT- Net of Current Portion	19,842,180	9,721,422	104.1
CURRENT LIABILITIES			
Current Portion of Long-term Debt	1,966,577	9,240,193	(78.7)
Notes Payable	-	4,841,715	(100.0)
Accounts Payable & Accrued Expenses	23,057,217	19,643,850	17.4
Income Tax Payable	1,117,232	2,142,992	(47.9)
Customers' Refund - current	4,638,319	3,269,106	41.9
Other Current Liabilities	2,590,995	1,931,179	34.2
Total Current Liabilities	33,370,340	41,069,035	(18.7)
DEFERRED INCOME TAX	5,852,953	557,058	950.7
CUSTOMERS' DEPOSITS	17,816,677	13,643,648	30.6
CUSTOMERS' REFUND-NONCURRENT	15,141,934	18,688,934	(19.0)
DEFERRED PASS-THROUGH FUEL COST	12,968,801	8,389,214	54.6
OPERATING RESERVES & OTHERS	18,212,569	5,715,172	218.7
TOTAL LIABILITIES AND OTHER CREDITS	161,358,135	146,939,522	9.8

US SEC
File No. 82-3237

MERALCO

2005 - 3rd Quarter Report

COMPARATIVE STATEMENTS OF RETAINED EARNINGS

For the nine months ended September 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% Change
BALANCE, BEGINNING	1,027,387	2,952,200	(65.2)
Add: Net Income (Loss)	(243,134)	2,248,092	(110.8)
Realized Revaluation Surplus	341,751	440,443	(22.4)
Total	1,126,004	5,640,735	(80.0)
Deduct: Appropriation			
Appropriated Retained Earnings, Beginning	-	-	-
Transfer from/(to) Unappropriated Retained Earnings	200,000	200,000	-
Total Appropriation	200,000	200,000	-
BALANCE	926,004	5,440,735	(83.0)
Deduct: Cash Dividends Declared			
Preferred	-	-	-
Common	-	-	-
Total Cash Dividends Declared	-	-	-
Stock Dividends Declared			
Common	-	-	-
Total Dividends Declared	-	-	-
BALANCE, ENDING UNAPPROPRIATED	926,004	5,440,735	(83.0)

US SEC
File No. 82-3237

MERALCO
2005 - 3rd Quarter Report

COMPARATIVE CASH FLOW STATEMENTS

For the quarters ended September 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% change
CASH BALANCE, July 1	7,116,672	3,674,809	93.7
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & Other Income	542,013	2,755,794	(80.3)
Depreciation & Amortization	943,814	1,103,882	(14.5)
Increase (decrease) in Other Assets and Liabilities	4,608,708	556,864	727.6
Net Cash from Operations	6,094,535	4,416,540	38.0
Add : Equity Issues	14,609	393,341	(96.3)
Short Term Borrowings	-	-	-
Long Term Borrowings	-	-	-
TOTAL SOURCES OF FUNDS	6,109,144	4,809,881	27.0
Less : Short Term Debt Service	-	-	0.0
Long Term Debt Service	300,803	413,749	(27.3)
Other Interest Expense	756,356	530,417	42.6
Total Debt Service	1,057,159	944,166	12.0
Unrecoverable Purchased Power	(210,749)	539,856	(139.0)
CAPEX	1,071,755	1,282,595	(16.4)
Preferred Equity Redemptions	9,918	162,109	(93.9)
Refund to Customers	39,689	133,589	(70.3)
TOTAL USES OF FUNDS	1,967,772	3,062,315	(35.7)
NET INCREASE IN CASH	4,141,372	1,747,566	137.0
CASH BALANCE, END - September 30	11,258,044	5,422,375	107.6

COMPARATIVE CASH FLOW STATEMENTS

For the nine months ended September 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% change
CASH BALANCE BEGINNING, Jan. 1	4,376,896	5,106,632	(14.3)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & Other Income	4,415,584	8,116,526	(45.6)
Depreciation & Amortization	2,840,244	3,513,433	(19.2)
Increase in Other Assets and Liabilities	8,136,378	1,033,835	687.0
Net Cash from Operations	15,392,206	12,663,794	21.5
Add : Equity Issues	665,487	946,739	(29.7)
Short Term Borrowings	-	-	-
Long Term Borrowings	-	-	-
TOTAL SOURCES OF FUNDS	16,057,693	13,610,533	18.0
Less : Short Term Debt Service	-	490,105	(100.0)
Long Term Debt Service	1,365,034	4,235,962	(67.8)
Other Interest Expense	2,543,971	1,656,806	53.5
Total Debt Service	3,909,005	6,382,873	(38.8)
Unrecoverable Purchased Power	1,657,312	2,228,402	(25.6)
CAPEX	3,107,462	3,872,142	(19.7)
Preferred Equity Redemptions	360,584	362,406	(0.5)
Refund to Customers	142,182	448,967	(68.3)
TOTAL USES OF FUNDS	9,176,545	13,294,790	(31.0)
NET INCREASE IN CASH	6,881,148	315,743	2079.4
CASH BALANCE, END - September 30	11,258,044	5,422,375	107.6

US SEC
File No. 82-3237



Republic of the Philippines
Supreme Court
Manila
EN BANC

NATIONAL ASSOCIATION OF ELECTRICITY CONSUMERS FOR REFORMS (NASECORE), represented by PETRONILO ILAGAN, FEDERATION OF VILLAGE ASSOCIATIONS (FOVA), represented by SIEGFRIEDO VELOSO, and FEDERATION OF LAS PIÑAS HOMEOWNERS ASSOCIATIONS (FOLPHA), represented by BONIFACIO DAZO,
Petitioners,

- *versus* -

ENERGY REGULATORY COMMISSION (ERC) and MANILA ELECTRIC COMPANY (MERALCO)
Respondents.

G.R. No. 163935

Present:

PANGANIBAN, *C.J.*,
PUNO,
QUISUMBING,
YNARES-SANTIAGO,
SANDOVAL-GUTIERREZ,
CARPIO,
AUSTRIA-MARTINEZ,
CORONA,
CARPIO MORALES,
CALLEJO, SR.,
AZCUNA,
TINGA,
CHICO-NAZARIO, and
GARCIA, *JJ.*

Promulgated:
FEBRUARY 02, 2006

x - x

DECISION

CALLEJO, SR., *J.*:

Before the Court is the petition for certiorari, prohibition and injunction filed by National Association of Electricity Consumers for Reforms (NASECORE), Federation of Village Associations (FOVA) and Federation of Las Piñas Homeowners Associations (FOLPHA),[1] seeking to

[1] As represented by the following: Petronilo Ilagan (NASECORE), Siegfriedo Veloso (FOVA) and Bonifacio Dazo (FOLPHA).

nullify the Order dated June 2, 2004 of the Energy Regulation Commission (ERC) in ERC Case No. 2004-112. The assailed order approved the increase of respondent Manila Electric Company's (MERALCO's) generation charge from ₱3.1886 per kilowatthour (kWh) to ₱3.3213 per kWh effective immediately.

Factual and Procedural Antecedents

Congress enacted Republic Act (RA) No. 9136, known as the Electric Power Industry Reform Act of 2001 (EPIRA) on June 8, 2001. Among others, EPIRA declares as policy of the State the following:

> . . .
>
> (b) To ensure the quality, reliability, security and affordability of the supply of electric power;
>
> (c) To ensure transparent and reasonable prices of electricity in a regime of free and fair competition and full public accountability to achieve greater operational and economic efficiency and enhance the competitiveness of Philippine products in the global market;
>
> (d) To enhance the inflow of private capital and broaden the ownership base of the power generation, transmission and distribution sectors;
>
> (e) To ensure fair and non-discriminatory treatment of public and private sector entities in the process of restructuring the electric power industry;
>
> . . .
>
> (j) To establish a strong and purely independent regulatory body and system to ensure consumer protection and enhance the competitive operation of the electricity market; ...[2]

The ERC was created under the EPIRA.[3] The said regulatory body superseded the Energy Regulatory Board (ERB) which was created under Executive Order (EO) No. 172, as amended.[4] The ERC is tasked to promote competition, encourage market development, ensure customer choice and penalize abuse of market power in the restructured electricity

[2] Section 2.
[3] Section 38.
[4] Id.

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File No. 82-3237

industry.[5] Towards this end, the ERC is granted, *inter alia*, the following functions:

(a) Enforce the implementing rules and regulations of this Act;

(b) Within six (6) months from the effectivity of this Act, promulgate and enforce, in accordance with law, a National Grid Code and a Distribution Code which shall include, but not limited to, the following:

...

(c) Enforce the rules and regulations governing the operations of the electricity spot market and the activities of the spot market operator and other participants in the spot market, for the purpose of ensuring a greater supply and rational pricing of electricity;

(d) Determine the level of cross subsidies in the existing retail rate until the same is removed pursuant to Section 74 hereof;

(e) Amend or revoke, after due notice and hearing, the authority to operate of any person or entity which fails to comply with the provisions hereof, the IRR or any order or resolution of the ERC. In the event that a divestment is required, the ERC shall allow the affected party sufficient time to remedy the infraction or for an orderly disposal, but in no case exceed twelve (12) months from the issuance of the order;

(f) In the public interest, establish and enforce a methodology for setting transmission and distribution wheeling rates and retail rates for the captive market of a distribution utility, taking into account all relevant considerations, including the efficiency or inefficiency of the regulated entities. The rates must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably. The ERC may adopt alternative forms of internationally-accepted rate-setting methodology as it may deem appropriate. The rate-setting methodology so adopted and applied must ensure a reasonable price of electricity. The rates prescribed shall be non-discriminatory. To achieve this objective and to ensure the complete removal of cross subsidies, the cap on the recoverable rate of system losses prescribed in Section 10 of Republic Act No. 7832, is hereby amended and shall be replaced by caps which shall be determined by the ERC based on load density, sales mix, cost of service, delivery voltage and other technical considerations it may promulgate. The ERC shall determine such form of rate-setting methodology, which shall promote efficiency. In case the rate-setting methodology used is RORB, it shall be subject to the following guidelines:

...

(u) The ERC shall have the original and exclusive jurisdiction over all cases contesting rates, fees, fines and penalties imposed by the ERC in the exercise of the abovementioned powers, functions and responsibilities and over all cases involving disputes between and among participants or players in the energy sector.



[5] Section 43.

All notices of hearings to be conducted by the ERC for the purpose of fixing rates or fees shall be published at least twice for two successive weeks in two (2) newspapers of nationwide circulation.[6]

Section 36 of the EPIRA required every distribution utility to file its revised rates for the approval of the ERC. The said provision reads:

Sec. 36. *Unbundling of Rates and Functions.* – Within six (6) months from the effectivity of this Act, NPC [National Power Corporation] shall file with the ERC its revised rates. The rates of NPC shall be unbundled between transmission and generation rates and the rates shall reflect the respective costs of providing each service. Inter-grid and intra-grid cross subsidies for both the transmission and the generation rates shall be removed in accordance with this Act.

Within six (6) months from the effectivity of this Act, each distribution utility shall file its revised rates for the approval by the ERC. The distribution wheeling charge shall be unbundled from the retail rate and the rates shall reflect the respective costs of providing each service. For both the distribution retail wheeling and supplier's charges, inter-class subsidies shall be removed in accordance with this Act.

Within six (6) months from the date of submission of revised rates by NPC and each distribution utility, the ERC shall notify the entities of their approval.

Any electric power industry participant shall functionally and structurally unbundle its business activities and rates in accordance with the sectors as identified in Section 5 hereof. The ERC shall ensure full compliance with this provision.

On October 30, 2001, pursuant to the above provision, the ERC issued an Order requiring all distribution utilities to file their application for unbundled rates. In compliance therewith, respondent MERALCO filed on December 26, 2001 its application with the ERC for the approval of its unbundled rates and appraisal of its properties. The case was docketed as ERC Case No. 2001-900[7] and consolidated with ERC Case No. 2001-646.[8]

[6] Section 43.

[7] Entitled IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES IN COMPLIANCE WITH SECTION 36 OF REPUBLIC ACT NO. 9136 AND ERC ORDER DATED OCTOBER 30, 2001, AND FOR APPROVAL OF APPRAISAL OF PROPERTIES WITH PRAYER FOR PROVISIONAL AUTHORITY.

[8] Entitled IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISION OF RATE SCHEDULES AND APPRAISAL OF PROPERTIES WITH PROVISIONAL AUTHORITY. This case was originally docketed as ERB Case No. 2000-57 pending before the then Energy Regulatory Board. It involved MERALCO's application, filed on April 14, 2000, for approval of revision of rates schedules and appraisal of properties with prayer for provisional relief, resulting in an increase in its Basic Charge by about thirty centavos per kilowatthour (P0.30kWh).

Acting thereon, the ERC issued an Order and a Notice of Public Hearing both dated February 1, 2002 setting the case for initial hearing on March 11 and 12, 2002. In the same order, MERALCO was directed to cause the publication of the notice of public hearing at its own expense twice for two successive weeks in two newspapers of nationwide circulation, the last date of publication to be made not later than two weeks before the scheduled date of initial hearing.

The Office of the Solicitor General (OSG), the Commission on Audit and the Committees on Energy of both Houses of Congress were furnished with copies of the order and the notice of public hearing and were requested to have their respective duly authorized representatives present at the said hearing. Likewise, the Offices of the Municipal/City Mayors within MERALCO's franchise area were furnished with copies of the order and the notice of public hearing for the appropriate posting thereof on their respective bulletin boards.

At the initial hearing, representatives of MERALCO were present. Also at the said hearing were a representative from the OSG for the public and oppositors to the application including Mr. Pete Ilagan, representing herein petitioner NASECORE.

After a series of hearings, the ERC rendered the Decision dated March 20, 2003, approving MERALCO's unbundled schedule of rates effective on the next billing cycle. However, in the same decision, the ERC directed MERALCO, among others:

> a) To discontinue charging the PPA [Purchased Power Adjustment] upon effectivity of the approved unbundled rates; any change in the cost of power purchased shall be reflected as deferred charges or credits which shall be recovered through the Generation Rate Adjustment Mechanism (GRAM) approved by the Commission for implementation per ERC Order effective February 24, 2003;[9]

[9] *Rollo*, p. 219.

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File No. 82-3237

In other words, MERALCO was directed to recover the costs of power purchased from the National Power Corporation (NAPOCOR) through a new adjustment mechanism called the Generation Rate Adjustment Mechanism (GRAM). Prior thereto, the said costs were recovered through the Purchased Power Adjustment (PPA) mechanism.

It appears that in another proceeding, ERC Case No. 2003-44,[10] the ERC issued an Order dated January 29, 2003 setting for public consultation on February 17, 2003 its proposed Implementing Rules for the Recovery of Deferred Fuel and Independent Power Producers Costs (DÉCOR) and Deferred Incremental Currency Exchange Recovery (DICER). The proposed DÉCOR and DICER were formulated by the ERC to replace the PPA and the Currency Exchange Rate Adjustment (CERA), the automatic adjustment mechanisms then in effect, on its view that they (PPA and CERA) did not meet the goal of balancing the need for timely recoveries of costs by the utilities with the ERC's need to review the reasonableness and prudence of such costs.

A notice of the public consultation on the proposed implementing rules for the recovery of DÉCOR and DICER was caused to be published by the ERC in the Philippine Star on February 3, 2003. In the said notice and order, the ERC directed the parties to submit their comments on the proposed implementing rules on or before February 12, 2003.

Several distribution utilities and consumer groups, including petitioner NASECORE, filed their respective comments on the said proposed implementing rules for the recovery of DÉCOR and DICER. Most of the utilities manifested their strong objections to the adoption of the DÉCOR and DICER contending that these mechanisms would defeat the purpose of escalator clauses such as the PPA and CERA. For their part, the consumer

---

[10] Entitled IN THE MATTER OF THE ADOPTION OF THE GENERATION RATE ADJUSTMENT MECHANISM (GRAM) AND INCREMENTAL CURRENCY EXCHANGE RECOVERY ADJUSTMENT (ICERA).

groups expressed that the ERC should have taken into consideration consumer protection in the drafting of the proposed implementing rules.

At the public consultation on February 17, 2003, the distribution utilities and consumer groups appeared with their respective representatives. The consumer groups requested for a separate consultation exclusively for them and the same was granted by the ERC. Another public consultation was set on February 21, 2003 for the consumer groups. At the said consultation, representatives of NASECORE and other consumer groups were present. The ERC explained to these groups the DÉCOR and DICER. On the other hand, MERALCO explained the PPA and the computation thereof. The consumer groups manifested their concerns and these were noted by the ERC.

After taking into consideration the positions of the distribution utilities and the consumer groups, the ERC promulgated the Order dated February 24, 2003 in ERC Case No. 2003-44. In the said order, the ERC adopted the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs: Generation Rate Adjustment Mechanism (GRAM) and the Implementing Rules for the Recovery of the Incremental Currency Exchange Rate Adjustment (ICERA). These implementing rules were all contained or incorporated in the aforesaid order.

The GRAM replaced the PPA and the basic differences between these two recovery mechanisms were outlined by the ERC thus:[11]

ELEMENTS	PPA	GRAM
1. Review by the regulatory body	1. After the cost had been passed on to the consumers.	1. Before the cost may be passed on to the consumers.
2. Change in rates	2. Monthly	2. Quarterly
3. Change in recovery of fixed costs of generation	3. Automatic but subject to confirmation by the ERC.	3. Only through a petition to adjust generation rate subject to approval by the ERC within a maximum period of forty five (45) days.

[11] *Rollo*, p. 229.

4. Transmission	4. Included	4. Excluded
5. System loss and franchise tax	5. Included	5. Excluded
6. Carrying cost	6. Without carrying cost	6. With carrying cost

On the other hand, the ICERA replaced the CERA and the basic differences between these two recovery mechanisms were outlined by the ERC thus:[12]

ELEMENTS	CERA	ICERA
1. Review by the regulatory body	1. After the cost had been passed on to the consumers.	1. Before the cost may be passed on to the consumers.
2. Change in rates	2. Monthly	2. Quarterly
3. Carrying cost	3. Without carrying cost	3. With carrying cost

The respective effectivity clauses of the implementing rules of the GRAM and the ICERA provided that they shall take effect immediately.[13]

Thereafter, in consonance with the Decision dated March 20, 2003 in ERC Cases Nos. 2001-646 and 2001-900 and the Order dated February 24, 2003 in ERC Case No. 2003-44, respondent MERALCO filed with the ERC an amended application entitled "In the Matter of the Application for the Recovery of the Independent Power Producer Costs under the Generation Rate Adjustment Mechanism (GRAM)," docketed as ERC Case No. 2004-112.

Earlier, acting on respondent MERALCO's 1st application under the GRAM, the ERC, in the Order dated January 21, 2004 in ERC Case No. 2004-20, approved the generation charge of ₱3.1886 per kWh, inclusive of the deferred PPA.

In the amended application, respondent MERALCO averred that it had recalculated its proposed generation charge aimed at updating the

[12] Id. at 232.
[13] Section 13 of the GRAM and Section 12 of the ICERA as contained in the Order dated February 24, 2003 in ERC Case No. 2003-04.

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File No. 82-3237

generation charge of ₱3.1886 per kWh allowed in the January 21, 2004 Order to ₱3.4664 per kWh inclusive of the following:

a. Computed Deferred Accounting Adjustment (DAA) of ₱0.0028 per kWh inclusive of the remaining balance in the DAA under the first GRAM;

b. Deferred PPA of ₱0.1248 per kWh, increasing by ₱0.0022 from the ₱0.1226 previously authorized under ERC Case 2004-20. The increase is to account for the remaining 2 months (December 2003 and January 2004) IPP VAT savings passed on as part of the Mandated Rate Reduction (MRR).[14]

Among others, respondent MERALCO averred that the proposed generation charge of ₱3.4664 per kWh was computed in conformity with the generation rate formula in Section 6[15] of the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs or the Generation Rate Adjustment Mechanism (GRAM), hereinafter referred to as the GRAM Implementing Rules. It thus prayed that the said proposed generation charge be approved for its implementation.

In the assailed Order dated June 2, 2004, the ERC approved the increase of respondent MERALCO's generation charge albeit only from ₱3.1886 to ₱3.3213 per kWh, the same to take effect immediately.

The Petitioners' Case

Petitioners NASECORE, et al. forthwith filed with this Court the present petition for *certiorari* seeking to nullify the said June 2, 2004 ERC Order for lack of requisite publication of respondent MERALCO's amended application, thereby depriving the petitioners of procedural due process. In

---

[14] *Rollo*, p. 26.

[15] GR = Generation Rate for test period i
BR = Base Rate per Grid based on CY 2000 costs
FC = Fuel costs (if applicable) as approved by the ERC subject to heat rate cap.
PP = Purchased power costs as approved by the ERC
DDA = Deferred accounting adjustment

$$GR = BR + \frac{FC\ period\ i + PP\ period\ i}{KWh\ sales\ period\ i} + DAA$$

addition, they invoke Section 4(e), Rule 3 of the Implementing Rules and Regulations (IRR) of the EPIRA which provides:

> (e) Any application or petition for rate adjustment or for any relief affecting the consumers must be verified, and accompanied with an acknowledgement of receipt of a copy thereof by the LGU Legislative Body of the locality where the applicant or petitioner principally operates together with the certification of the notice of publication thereof in a newspaper of general circulation in the same locality.
>
> The ERC may grant provisionally or deny the relief prayed for not later than seventy-five (75) calendar days from the filing of the application or petition, based on the same and the supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.
>
> Thereafter, the ERC shall conduct a formal hearing on the application or petition, giving proper notices to all parties concerned, with at least one public hearing in the affected locality, and shall decide the matter on the merits not later than twelve (12) months from the issuance of the aforementioned provisional order.
>
> This Section 4(e) shall not apply to those applications or petitions already filed as of 26 December 2001 in compliance with Section 36 of the Act.

According to the petitioners, the June 2, 2004 ERC Order is devoid of any basis as respondent MERALCO did not comply with the requisite publication, *i.e.*, its amended application was not published in a newspaper of general circulation. As a result of the omission, petitioners were not able to file their comments on respondent MERALCO's amended application for the increase of its generation charge. Invoking the Court's pronouncements in *Freedom from Debt Coalition v. ERC and MERALCO*,[16] petitioners conclude that failure to comply with the publication requirement renders the June 2, 2004 ERC Order null and void.

---

[16] Penned by Justice Dante O. Tinga. G.R. No. 161113, 15 June 2004 (432 SCRA 157). In gist, in the said case, the Court ruled that the ERC has the authority to grant provisional rate adjustments. However, such grant must comply with the requirement of publication, among others, as embodied in Section 4 (e), Rule 3 of the IRR of the EPIRA.

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File No. 82-3237

Respondent MERALCO's Counter-arguments

Respondent MERALCO, for its part, urges the Court to uphold the validity of the assailed ERC Order approving the increase of its generation charge. In essence, it contends that its amended application for the increase of its generation charge is excluded and/or exempted from the application of the publication requirement, among others, in Sec. 4(e), Rule 3 of the IRR of the EPIRA. The applicable rules are the GRAM Implementing Rules embodied in the ERC Order dated February 24, 2003. These rules govern any petition for the recovery of fuel and purchased power costs.

In support of this contention, respondent MERALCO explains the nature and history of the PPA, later replaced by the GRAM, in this wise: In 1974, respondent MERALCO owned and operated all the power plants it was using. At the time, it charged the basic power rates based on the cost of fuel and exchange rate at the time of the application for approval of the adjusted rates. Some time in 1975, it sold to NAPOCOR its five base load generating power plants.[17]

As a result of the sale, respondent MERALCO entered into an agreement with NAPOCOR for the latter to supply all the electric power needed by the former to service its customers within its franchise areas. Under the agreement, the electric power and energy purchased by respondent MERALCO from NAPOCOR would be priced at thermal generating cost, subject to fuel cost adjustment by NAPOCOR. The fuel cost adjustment allows the latter to recover the increases in fuel oil over and above a base price.

In 1978, respondent MERALCO applied with the Board of Power and Waterworks (BPW) for the approval of Purchased Power Cost Adjustment to cover the increase in the cost of electric power and energy being purchased from NAPOCOR. It (respondent MERALCO) also applied for

[17] The sale was pursuant to Presidential Decree No. 40 which established the basic power policy of the Republic of the Philippines.

the approval of a fuel adjustment clause for the three peakload plants over which it retained ownership.

In 1980, the Board of Energy (BOE), which took over the functions of the BPW, authorized the PPA clause stating that it was "strictly for the purpose of cost recovery only." In other words, every increase in the cost of fuel oil to NAPOCOR above a base price is reflected in its fuel cost adjustment. NAPOCOR thus increases correspondingly the price of the power sold to respondent MERALCO, which then passes the same to the customers under the authority of the PPA clause.

In 1987, under EO No. 172, the Energy Regulatory Board (ERB) was created. It was granted regulatory and adjudicatory powers and functions covering the energy sector. Also enacted was EO No. 215 opening the business of electric power generation to the private sector and allowed private corporations, cooperatives and similar associations, or the independent power producers (IPPs), to operate electric generating plants within the country.

In addition to its various powers and functions, the ERB was mandated to enforce the pertinent provisions of RA No. 7832, otherwise known as the "Anti-Electricity and Electric Transmission Lines/Materials Pilferage Act of 1994." To ensure the viability of private electric utilities, RA No. 7832 allows distribution utilities to pass on to its consumers system losses equivalent to either the actual kilowatt energy lost due to technical and non-technical/pilferage causes, or the cap imposed by law, whichever is lower. Said law provides that in no case shall the system loss cap be lower than 9%.[18]

Pursuant to RA No. 7832, the ERB adopted a formula to be used in computing the PPA to be charged by respondent MERALCO to its customers. The new PPA formula included among its components the

[18] Section 10, RA No. 7832. This was later amended by RA 9136 which replaced the system loss cap under Sec. 10 of RA No. 7832 with caps to be determined by the ERC based on load density, sales mix, cost of service, delivery voltage and other technical considerations it may promulgate.

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File No. 82-3237

system loss, franchise tax, the automatic cost adjustments and other adjustments of NAPOCOR and other IPPs and the generation cost of electricity.

The said PPA formula subsequently underwent several modifications. Each revision was approved by the ERB after service of the notices of public hearing on the respective mayors of the cities and municipalities within respondent MERALCO's franchise area, posting thereof on the respective bulletin boards of the said local government units, and publication in two newspapers of general circulation.

Thereafter, the EPIRA was enacted on June 8, 2001. As stated earlier, among other reforms in the electric power industry, the said law created the ERC. Section 36 of the EPIRA directed all distribution utilities to file with the ERC an application for the approval of their unbundled rates. Respondent MERALCO complied therewith and acting on its application, the ERC, in the Decision dated March 20, 2003 approved its unbundled rates. However, respondent MERALCO was directed to discontinue charging the PPA upon effectivity of the approved unbundled rates. The said order provided that any change in the cost of power purchased shall be reflected as deferred charges or credits which shall be recovered through the GRAM approved by the ERC for implementation per ERC Order dated February 24, 2003 in ERC Case No. 2003-44.



According to respondent MERALCO, the GRAM is an adjustment recovery mechanism which replaces the automatic recovery adjustment mechanisms (Fuel and Purchased Power Cost Adjustments) of NAPOCOR and the PPA of the distribution utilities. The GRAM would allow the periodic (quarterly) adjustment of the generation charge to reflect changes in fuel and purchased power costs after review by the ERC and before the costs are passed on to the customers.

The authority of the ERC to promulgate the GRAM Implementing Rules is found in Section 43 of the EPIRA which requires the said regulatory body to, among others, "establish and enforce a methodology for setting transmission and distribution wheeling rates and retail rates for the captive market of a distribution utility, taking into account all relevant considerations, including the efficiency or inefficiency of the regulated entities. The rates must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably..."

Respondent MERALCO asserts that Section 4(e), Rule 3 of the IRR of the EPIRA requiring the publication of its application in a newspaper of general circulation and the service of a copy thereof to the concerned local government units is inapplicable. Rather, its amended application for the increase of its generation charge is governed by the GRAM Implementing Rules adopted by ERC in the Order dated February 24, 2003 in ERC Case No. 2003-44. The pertinent portion of the latter rules reads:



Sec. 5. Generation Cost Accounting Application

1. A utility shall file a deferred generation cost accounting application setting forth its calculations of the generation rate. For NPC, said filing shall be for a particular grid. The filing shall be made every three (3) months.

2. Applications by NPC shall be grid specific and are not required to be filed concurrently.

3. An application must be filed not later than thirty (30) days after the adjustment date.

4. The proposed generation rate must be based on the volumes and allowable costs for the test period designated by the Commission and calculated in accordance with Section 6 hereof.

5. The Commission shall issue a decision no later than forty-five (45) days from the date the petition is accepted for filing. Should the Commission fail to act within forty-five (45) days the petition is deemed approved in full.

Respondent MERALCO opines that to require it to comply with the requirements of Section 4(e), Rule 3 of the IRR of the EPIRA would defeat the reason behind the implementation of the adjustment mechanism which, quoting the ERC, is "to balance the need for timely recoveries of costs by the Utilities with the Commission's need to review the reasonableness and prudence of such costs."

Respondent MERALCO points out that Section 4(e), Rule 3 of the IRR of the EPIRA is *inconsistent with the GRAM Implementing Rules* specifically with respect to the period within which the ERC is mandated to render its decision on the application. Under the former, the ERC may issue a provisional authority within seventy-five (75) days from the filing of the application or petition and shall decide the matter on the merits not later than twelve (12) months from the issuance of said provisional order. On the other hand, the GRAM Implementing Rules allows the distribution utilities to apply for adjustment quarterly and the ERC must decide the application within forty-five (45) days from receipt thereof, before the costs may be passed on to the consumers. Otherwise, the application shall be deemed approved.

Respondent MERALCO notes that the cost recovery mechanism is dictated by the situation whereby the cost of purchased power is unstable due principally to escalating fuel oil prices and fluctuations in the foreign exchange rates. The GRAM Implementing Rules was so promulgated to address this situation and answer the need for timely recoveries of costs by utilities, by allowing them to file every three (3) months an application for the recovery of the fuel and purchased power costs.



Respondent MERALCO posits that in formulating the GRAM Implementing Rules, the ERC's primary objective was the protection of the consumers by ensuring that any application for the fuel and purchased power costs is subject to its review to determine the reasonableness and prudence of such cost, before they are passed on to the consumers. Further, unlike

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the PPA which is an automatic adjustment and subject to confirmation by the regulatory body only after the costs had been passed on to the consumers, the GRAM Implementing Rules provides for a regulatory lag of six (6) months within which the distribution utilities are authorized to recover their fuel and purchased power costs. The latter is therefore beneficial to the consumers.

Respondent MERALCO maintains that the GRAM is a revenue-neutral recovery process, which means that it (respondent MERALCO) pays for the fuel and purchased power costs to its suppliers even before it could fully collect from its customers. And that out of these collections from its customers, not a single centavo is retained by respondent MERALCO, except for the carrying cost, but turned over to NAPOCOR and the other IPPs.

It would be allegedly violative of due process to require respondent MERALCO to comply with Section 4(e), Rule 3 of the IRR of the EPIRA and subject it to a long and tedious process of recovering its fuel and purchased power costs. Such would be contrary to the intent and purpose of the GRAM Implementing Rules.

On the other hand, respondent MERALCO refutes the petitioners' claim of denial of due process. It alleges that the petitioners were given every opportunity to be heard in a public consultation and submit their written comments. Respondent MERALCO quotes the ERC Order dated February 24, 2003 containing the GRAM Implementing Rules which states that the same was issued only after the ERC "has taken into consideration all the documents, data, comments and concerns raised by all the parties concerned who have submitted their respective positions thereon."

Respondent MERALCO contends that the petitioners cannot deny any knowledge of the GRAM Implementing Rules particularly on the manner and timeline for filing an application for GRAM and the period within which the ERC must act and decide thereon. Accordingly, even without need of

publication, posting and service to the local government units concerned, the petitioners should have allegedly filed their opposition to respondent MERALCO's amended application to increase its generation charge. Further, they should have filed their comment or opposition thereon within the forty-five (45) day-period within which the ERC was required to render its decision. The petitioners' omission is allegedly fatal to their present cause of action.

Respondent MERALCO observes that the petitioners did not appeal the Order dated February 24, 2003 of the ERC adopting the GRAM Implementing Rules. Neither have they allegedly shown that they were deprived of their right to be heard when the said rules were promulgated. For this lapse, respondent MERALCO stresses that the petitioners have no personality to claim denial of due process and prays that the Court dismiss the present petition.

ERC's Counter-arguments

The ERC, through the Office of the Solicitor General (OSG), defends the validity of its June 2, 2004 Order approving the increase of respondent MERALCO's generation charge from ₱3.1886 to ₱3.3213 per kWh effective immediately. According to the ERC, the said order was issued in accordance with the GRAM Implementing Rules it promulgated in the Order dated February 24, 2003 in ERC Case No 2003-44.

Prior to the EPIRA, the ERB adopted the Rules and Regulations Implementing RA No. 7832. A provision of the said implementing rules provided for the "automatic cost adjustment formula" applicable to private distribution utilities and electric cooperatives, which became known as the PPA. Under this provision, the distribution utilities were authorized to adopt a restructured rate schedule including its PPA formula, subject to the approval of the ERB. Respondent MERALCO's rate schedule and PPA, and the subsequent revisions thereon, were approved by the ERB.

The ERC now anchors its authority to promulgate the GRAM Implementing Rules on Section 43(f)[19] of the EPIRA which, among others, expressly authorizes it to establish and enforce a methodology for setting transmission and distribution wheeling rates and retail rates for the captive market of a distribution utility. In relation thereto, Section 25 of the same law also provides that "the retail rates charged by distribution utilities for the supply of electricity in their captive market shall be subject to regulation by the ERC based on the principle of full recovery of prudent and reasonable economic costs incurred, or such other principles that will promote efficiency."

Section 43(u) thereof is also cited which vests the ERC with "the original and exclusive jurisdiction over all cases contesting rates, fees, fines and penalties imposed by the ERC in the exercise of the abovementioned powers, functions and responsibilities and over all cases involving disputes between and among participants or players in the energy sector." Section 36 thereof directed the distribution utilities to file their revised rates for the approval by the ERC and that the distribution wheeling charges shall be unbundled from the retail rate and the rate shall reflect the respective costs of providing each service.

The ERC explains that it adopted the GRAM Implementing Rules as it noted certain problems with the then existing PPA mechanism. Among these problems were the non-uniform implementation due to the use of different formulas by the distribution utilities; the confirmation process was conducted long after the costs had been recovered from the consumers and; the rates were changed without the order of the ERC.

Among others, the GRAM Implementing Rules provides for a uniform formula to arrive at the generation rate of a distribution utility.[20] The said implementing rules also provide for a formula for deferred accounting adjustment (DAA) which must be established in an application

---

[19] *Supra.*

[20] *Supra*, note 15.

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for deferred generation cost accounting relief. The distribution utilities are allowed to adjust their respective generation rates quarterly upon filing of a petition with the ERC, which shall decide thereon within a maximum period, of forty-five (45) days.

According to the ERC, respondent MERALCO filed its 1st GRAM application on January 16, 2004 docketed as ERC Case No. 2004-20. In the said application, respondent MERALCO proposed a generation charge of ₱3.2041 per kWh. The ERC, in its Order dated January 21, 2004, approved the generation charge of ₱3.1886 per kWh effective immediately.

Consistent with the GRAM being an adjustment mechanism which had to be filed every quarter, respondent MERALCO filed on April 19, 2004 its amended application under the GRAM for the increase of its generation charge from ₱3.1886 to ₱3.4664 per kWh. The case was docketed as ERC Case No. 2004-112. Resolving the same, the ERC rendered the assailed Order dated June 2, 2004 approving the increase of respondent MERALCO's generation charge to ₱3.3212 per kWh effective immediately.

The ERC denies having committed any grave abuse of discretion in issuing the assailed order. Like respondent MERALCO, the ERC asserts that the procedure prescribed under the GRAM Implementing Rules, particularly Section 2[21] and 5[22] thereof, radically differs from that provided for in Section 4(e), Rule 3 of the IRR of the EPIRA. Specifically, the GRAM Implementing Rules do not require that the application of a distribution utility like respondent MERALCO under the said rules be published or that comments of local government units and the consumers thereon be solicited.

---

[21] The provision reads:
Sec. 2. Scope.
The provisions of this Rule shall provide for the procedure to be followed for the recovery of Deferred Energy Cost incurred by the NPC and any distribution utility that purchases energy from a source other than or in addition to NPC after the effective date of the Utility's unbundled rates.

[22] *Supra.*

The procedure prescribed by the GRAM Implementing Rules is markedly different from that of the IRR of the EPIRA because the GRAM was intended to be an adjustment mechanism and not an independent rate application by itself. Only the latter falls within the contemplation of the IRR of the EPIRA. Explaining the nature and purpose of an adjustment mechanism, the ERC quotes the following disquisition:

> The fuel and purchased power adjustment clause is a widely used regulatory tool which can avoid the necessity of repeated general rate proceedings, and which can allow for an intense and specialized review of fuel and purchased power costs (*Re Arizona Pub. Service Co., 76 PUR 4th 399, 1986)*. Although the authority to approve automatic fuel adjustment clauses was not granted expressly in the District of Columbia Code, the commission held that the code, under its broad grant of authority to the commission, impliedly permitted the clause (*Re Potomac Electric Power Co., 2 DC PSC 391, Formal Case No. 725, Order No. 7428, Dec. 23, 1981*).
>
> Automatic adjustment clauses have been adopted for the recovery of certain utility costs only under the following limited and well-recognized circumstances: (1) when such costs are extremely volatile, changing rapidly over short periods of time, *e.g,* the cost of coal or other fuel burned to generate electricity or the cost of natural gas; (2) when such volatile cost changes represent significant portions of total utility operating expenses, and (3) when such volatile cost changes are beyond the ability of the utility to control, *e.g.*, a utility must purchase coal or gas at whatever prices that procedures or pipelines are willing to sell (*Re Mountain States Teleph. & Teleg. Co., 78 PUR 4th 287, 1986)*. The Oregon Public Utility Commission recently described the purpose of an "escalator" clause , which it euphemistically called a "tracker" as follows: "It purports to track a particular cost, increasing or decreasing revenues just enough to offset the alleged change in cost. The isolated cost is ordinarily one over which the utility has no influence and about which there is little likelihood of dispute" (*Re Portland General Electric Co., 104 PUR 4th 266, 268, Or. P.U.C., 1989*).
>
> It is clear from the foregoing that "escalator" or "tracker" or any other similar automatic adjustment clauses are merely cost recovery or cost "flow-through" mechanisms; that what they purport to cover are operating costs only which are very volatile and unstable in nature and over which the utility has no control; and that the use of the said clauses is deemed necessary to enable the utility to make the consequent adjustments on the billings to its customers so that ultimately its rate of return would not be quickly eroded by the escalations in said costs of operation. The total of all rate adjustments should not operate to increase overall rate of return for a particular utility company above the basic rates approved in the last previous rate case (*Re Adjustment Clause in Telephone Rate Schedules, 3 PUR 4th 298, N.J. Bd. of Pub. Util.Comm'rs., 1973. Affirmed 66 N.J. 476, 33 A.2d 4, 8 PUR 4th 36, N.J.,1975)*.[23]

[23] Memorandum of the ERC, pp. 24-25; *rollo*, pp. 593-594.

The ERC stresses that the GRAM Implementing Rules set forth in its Order dated February 24, 2003 was duly published and submitted for exhaustive public consultation. The ERC points out that, as recounted in the said order, the following procedural steps were taken leading to the adoption of the GRAM and ICERA Implementing Rules:

> On January 29, 2003, the Commission issued an Order setting for public consultation its proposed Implementing Rules for the Recovery of Deferred Fuel and Independent Power Producer Costs (DÉCOR) and the Deferred Incremental Currency Exchange Recovery (DICER) on February 17, 2003. Likewise, a Notice of the same tenor as the above mentioned Order was published by the Commission in the Philippine Star on February 3, 2003.
>
> In the aforesaid Order and Notice, interested parties were directed to submit their written comments on the said proposed implementing rules on or before February 12, 2003.
>
> In compliance therewith, the following parties filed their respective comments on various dates:
>
> 1. Manila Electric Company (MERALCO);
> 2. Dagupan Electric Corporation (DECORP);
> 3. National Power Corporation (NPC);
> 4. First Gas Holdings Corporation (FGHC);
> 5. Angeles Electric Corporation (AEC);
> 6. National Power Corporation (NPC);
> 7. Small Power Utilities Group – NPC (NPC-SPUG);
> 8. Cotabato Light Company (COLIGHT);
> 9. Iligan Light Power Incorporated (ILPI);
> 10. Visayan Electric Company (VECO);
> 11. Tarlac Electric Incorporated (TEI);
> 12. Cagayan Electric Power and Light Company, Inc. (CEPALCO);
> 13. Davao Light and Power Company, Inc. (DLPC);
> 14. People Opposed Against Warrantless Electricity Rates (POWER);
> 15. National Association of Electricity Consumers for Reforms (NASECORE); and
> 16. Mr. Genaro Lualhati.
>
> As culled from their comments, most of the Utilities manifested their strong objections to the adoption of the DÉCOR and DICER. In general, they alleged that the adoption of said mechanisms would defeat the purpose of escalator clauses such as the Purchased Power Adjustment (PPA) and Currency Exchange Rate Adjustment (CERA) clauses. More particularly, their common primary concerns, among others, were: a) the regulatory lag; b) the carrying charge; and c) the recovery period.
>
> . . .
>
> At the scheduled public consultation on February 17, 2003, representatives of the various distribution utilities appeared and were given opportunities to present their submitted written comments. They were, likewise, allowed to manifest their additional comments.

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> On the other hand, the consumer sector was represented in the said public consultation by the following: 1) Mr. Pete Ilagan from NASECORE; 2) Mr. Mike Ocampo, from the Consumers Union of the Philippines (CUP); 3) Atty. Jose T. Baldonado; 4) Mr. Genaro Lualhati; and 5) Mr. Renato Reyes from POWER. The primary concerns of the consumer sector were: a) the Commission should have involved the public as early as in the drafting of the proposed implementing rules; b) the Commission should have taken into consideration consumer protection in the drafting of the proposed implementing rules; c) the Commission should not change the term Purchase Power Adjustment (PPA) into DÉCOR as it may confuse the consumers into assuming that the PPA will no longer be a part of their electric bill, when in fact, it still is; d) the Commission should first decide whether the electric power that is going to be recovered is actually used by the consumers; e) the Recovery of IPP contract costs through the PPA, and now through the DÉCOR, had been consistently objected to by the consumers as these are the result of private commercial contracts between distribution utilities and their IPPs, thus, should not bind the consumers; and f) the PPA for the "undelivered" power should be reflected separately from the PPA for the delivered ones.
>
> During the same public consultation, representatives from the consumer sector requested that a separate consultation be conducted exclusively for the consumers to enable them to fully understand the nature and effects of the DÉCOR and the DICER. Said request was granted by the Commission. Accordingly, another consultation for the consumers was set on February 21, 2003.
>
> At the February 21, 2003 consultation, representatives from various consumer groups headed by NASECORE, CUP and POWER appeared. In the same consultation, the Commission presented and explained the DÉCOR and the DICER. Moreover, MERALCO representatives likewise presented their explanation of the PPA and the computation thereof. Consumer representatives then manifested their various concerns, which were noted by the Commission.[24]

As can be gleaned, the DÉCOR and the DICER were eventually discarded and, instead, the GRAM and ICERA Implementing Rules were adopted. It is underscored by the ERC that a number of distribution utilities and consumer groups were present at the public consultation and submitted their comments on the said implementing rules. In fact, petitioner NASECORE's representative, Mr. Ilagan, was present at the public consultation, participated therein and submitted petitioner NASECORE's comment. If they had any objections to the GRAM Implementing Rules, they should have appealed the ERC Order dated February 24, 2003. Petitioners did not do so. Neither did they complain when respondent

[24] *Rollo*, pp. 47-51.

MERALCO's 1st GRAM application resulted in the reduction of the generation charge per ERC Order dated in January 21, 2004 in ERC Case No. 2004-20.

Hence, petitioners cannot now claim denial of due process due to the non-publication of respondent MERALCO's amended application. The ERC contends that it resolved the same in accordance with the GRAM Implementing Rules which, unlike the PPA, allowed the ERC to validate the costs associated in generating electricity before they are passed on to the consumers. Consequently, respondent ERC did not commit grave abuse of discretion when it issued the Order dated June 2, 2004 in ERC Case No. 2004-112 approving respondent MERALCO's revised generation charge at ₱3.3213 per kWh in accordance with the GRAM Implementing Rules set forth in its February 24, 2003 Order in ERC Case No. 2003-44.

Finally, the ERC informs the Court that the GRAM Implementing Rules have been superseded with the promulgation by the ERC on October 13, 2004 of the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities (AGRA).[25] The AGRA allows distribution utilities to calculate their monthly generation rates by summing up the net generation costs from the previous month over total kilowatt-hours purchased for the previous month to automatically implement, subject to a post verification audit by the ERC, the corresponding adjustment in generation charges.

Issue

The issue raised by the parties is whether the ERC committed grave abuse of discretion in issuing the Order dated June 2, 2004 in ERC Case No. 2004-112 which approved the increase of respondent MERALCO's generation charge from ₱3.1886 to ₱3.3213 per kWh effective immediately without publication of the latter's amended application.

[25] Memorandum, pp.31-32; *Rollo*, pp. 600-601.

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The Court's Ruling

The petition is granted.

Contrary to the stance taken by the respondents, the amended application of respondent MERALCO for the increase of its generation charge is covered by Section 4(e), Rule 3 of the IRR of the EPIRA. For clarity, the said provision is quoted anew:

> (e) Any application or petition for rate adjustment or for any relief affecting the consumers must be verified, and accompanied with an acknowledgement of receipt of a copy thereof by the LGU Legislative Body of the locality where the applicant or petitioner principally operates together with the certification of the notice of publication thereof in a newspaper of general circulation in the same locality.
>
> The ERC may grant provisionally or deny the relief prayed for not later than seventy-five (75) calendar days from the filing of the application or petition, based on the same and the supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.
>
> Thereafter, the ERC shall conduct a formal hearing on the application or petition, giving proper notices to all parties concerned, with at least one public hearing in the affected locality, and shall decide the matter on the merits not later than twelve (12) months from the issuance of the aforementioned provisional order.
>
> This Section 4(e) shall not apply to those applications or petitions already filed as of 26 December 2001 in compliance with Section 36 of the Act.

The respondents contend that this provision applies only to independent rate applications and not to adjustment mechanisms like the GRAM; hence, respondent MERALCO's amended application for the increase of its generation charge is excluded and/or exempted from the application of the requirements of the above-quoted provision. This contention is erroneous. Section 4(e), Rule 3 of the IRR of the EPIRA could not be any clearer with respect to its coverage as it refers to "*any application or petition for rate adjustment or for any relief affecting the consumers*."

In this connection, the EPIRA's definition of "retail rate" is instructive:

> (ss) "Retail Rate" refers to the total price paid by the end-users consisting of the charges for *generation*, transmission and related ancillary services, distribution, supply and other related charges for electric service.[26]

Section 4(e), Rule 3 of the IRR of the EPIRA speaks of "any application or petition for rate adjustment" without making any distinctions. Hence, any application or petition that would result in the adjustment or change in the total price (retail rate) paid by the end-users, whether this change or adjustment is occasioned by the adjustment or change in the charges for generation, transmission, distribution, supply, etc., falls within its contemplation.

In any case, that respondent MERALCO's amended application is covered by the said provision is mandated by the fact that the relief prayed for therein clearly affects the consumers as it results in the increase of the costs of their electricity consumption.

In *Freedom from Debt Coalition v. ERC*,[27] the Court outlined the requirements of Section 4(e), Rule 3 of the IRR of the EPIRA as follows:

> (1) The applicant must file with the ERC a verified application/petition for rate adjustment. It must indicate that a copy thereof was received by the legislative body of the LGU concerned. It must also include a certification of the notice of publication thereof in a newspaper of general circulation in the same locality.
>
> (2) Within 30 days from receipt of the application/petition or the publication thereof, any consumer affected by the proposed rate adjustment or the LGU concerned may file its comment on the application/petition, as well as on the motion for provisional rate adjustment.
>
> (3) If such comment is filed, the ERC must consider it in its action on the motion for provisional rate adjustment, together with the documents submitted by the applicant in support of its application/petition. If no such comment is filed within the 30-day period, then and only then may the



[26] Section 4 (ss).
[27] *Supra.*

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> ERC resolve the provisional rate adjustment on the basis of the documents submitted by the applicant.
>
> (4) However, the ERC need not conduct a hearing on the motion for provisional rate adjustment. It is sufficient that it consider the written comment, if there is any.
>
> (5) The ERC must resolve the motion for provisional rate adjustment within 75 days from the filing of the application/petition.
>
> (6) Thereafter, the ERC must conduct a full-blown hearing on the application/petition not later than 30 days from the date of issuance of the provisional order. Effectively, this provision limits the lifetime of the provisional order to only 12 months.[28]

Among the important requirements introduced under the foregoing process are: first, the publication of the application itself, not merely the notice of hearing issued by the ERC, in a newspaper of general circulation in the locality where the applicant operates and; second, the need for the ERC to consider the comments or pleadings of the customers and LGU concerned in its action on the application or motion for provisional rate adjustment.[29]

The Court reasoned that the publication and comment requirements are in keeping with the avowed policies of the EPIRA, to wit:

> ...[T]o protect the public interest vis-à-vis the rates and services of electric utilities and other providers of electric power, to ensure transparent and reasonable prices of electricity in a regime of free and fair competition and full public accountability for greater operational and economic efficiency, to enhance the competitiveness of Philippine products in the global market, and to balance the interests of the consumers and the public utilities providing electric power through the fair and non-discriminatory treatment of the two sectors.
>
> Clearly, therefore, although the new requirements are procedural in character, they represent significant reforms in public utility regulation as they engender substantial benefits to the consumers. It is in this light that the new requirements should be appreciated and their observance enforced.[30]

The lack of publication of respondent MERALCO's amended application for the increase of its generation charge is thus fatal. By this omission, the consumers were deprived of the right to file their comments

[28] Id. at 190-191.
[29] Id. at 193.
[30] Id. at 195.



thereon. Consequently, the assailed Order dated June 2, 2004 issued by the ERC, approving the increase of respondent MERALCO's generation charge from ₱3.1886 to ₱3.3213 per kWh effective immediately, was made without giving the consumers any opportunity to file their comments thereon in violation of Section 4(e), Rule 3 of the IRR of the EPIRA.

Indeed, the basic postulate of due process ordains that the consumers be notified of any application, and be apprised of its contents, that would result in compounding their economic burden. In this case, the consumers have the right to be informed of the bases of respondent MERALCO's amended application for the increase of its generation charge in order to, if they so desire, effectively contest the same. The following pronouncements are quite apropos:

> Obviously, the new requirements are aimed at protecting the consumers and diminishing the disparity or imbalance between the utility and the consumers. The publication requirement gives them enhanced opportunity to consciously weigh the application in terms of the additional financial burden which the proposed rate increase entails and the basis for the application. With the publication of the application itself, the consumers would right from the start be equipped with the needed information to determine for themselves whether to contest the application or not and if they so decide, to take the needed further steps to repulse the application. On the other hand, the imposition on the ERC to consider the comments of the customers and the LGUs concerned extends the comforting assurance that their interest will be taken into account. Indeed, the requirements address the right of the consuming public to due process at the same time advance the cause of people empowerment which is also a policy goal of the EPIRA along with consumer protection.[31]

It has also been stated that:

> The requirement of due process is not some favor or grace that the ERC may dole out on a bout of whim or on occasion of charity. Rather, it is a statutory right to which the consuming public is entitled.
>
> ...
>
> The requirement of publication in applications for rate adjustment is not without reason or purpose. It is ancillary to the due process requirement of notice and hearing. Its purpose is not merely to inform the consumers that an application for rate adjustment has been filed by the public utility. It is to *adequately* inform them that an application has been made for the adjustment of the rates being implemented by the public utility in order to afford them the opportunity to be heard and submit their stand as to the propriety and reasonableness of the of the rates within the



[31] Id.

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> period allowed by the Rule. Without the publication of the application, the consumers are left to second-guess the substance and merits of the application.[32]

At this point, it should be stated that the Court is not convinced by respondent MERALCO's argument that to require it to comply with Section 4(e), Rule 3 of the IRR of the EPIRA would be a violation of its right to due process because it would be subjected to a long and tedious process of recovering its fuel and purchased power costs. In *Freedom from Debt Coalition*, the Court categorically upheld the ERC's power to grant provisional adjustments or power of interim rate-regulation. Such power is intended precisely for the ERC to, as Mr. Justice Reynato S. Puno in his Concurring and Dissenting Opinion succinctly put it, "be able to swiftly and flexibly respond to the exigencies of the times."[33] He elucidated further on the *raison d'etre* of the power of interim rate-regulation particularly in the context of our country's economic history:

> ...Our economic history teaches us that the Philippines is vulnerable to the rapid fluctuations in the exchange rate. In recent years, we saw how numerous industries failed to survive the Asian financial crises fueled by the uncertainties of exchange rates. All these have had adverse financial impact on public utilities such as Meralco in terms of skyrocketing costs of debt servicing, and maintenance and operating expenses. A regulator such as the ERC should have sufficient power to respond in real time to changes wrought by multifarious factors affecting public utilities.[34]

Thus, respondent MERALCO's apprehension of being subjected to a long and tedious process with respect to the recovery of its fuel and purchased power costs is, in fact, addressed by the power of the ERC to grant provisional rate adjustments. The ERC is not, of course, precluded from promulgating rules, guidelines or methodology, such as the GRAM, for the recovery by the distribution utilities of their fuel and purchased power costs. However, these rules, guidelines or methodology so adopted should

[32] Concurring and Dissenting Opinion of Justice Alicia Austria-Martinez, id. at 266-267.
[33] Concurring and Dissenting Opinion, id. at 234.
[34] Id. at 235.



conform to the requirements of pertinent laws, including Section 4(e), Rule 3 of the IRR of the EPIRA.[35]

There is another compelling reason why reliance by respondent MERALCO and the ERC on the GRAM Implementing Rules is unavailing. To recall, they advance the view that the June 2, 2004 ERC Order is valid, notwithstanding the fact that respondent MERALCO's amended application was not published in a newspaper of general circulation, because the same was issued in accordance with the GRAM Implementing Rules which does not require such publication.

It does not appear from the records, however, that the GRAM Implementing Rules, as set forth in the ERC Order dated February 24, 2003 in ERC Case No. 2003-44, has been published in the Official Gazette or in a newspaper of general circulation.

Executive Order No. 200, which repealed Article 2 of the Civil Code, provides that "laws shall take after fifteen days following the completion of their publication either in the Official Gazette or in a newspaper of general circulation in the Philippines, unless it is otherwise provided."

The basic requirement of publication of statutes was explained in *Tañada v. Tuvera*[36] as follows:

> We hold therefore that *all* statutes, including those of local application and private laws, shall be published as a condition for their effectivity, which shall begin fifteen days after publication unless a different effectivity date is fixed by the legislature.
>
> Covered by this rule are presidential decrees and executive orders promulgated by the President in the exercise of legislative powers whenever the same are validly delegated by the legislature, or at present, directly conferred by the Constitution. Administrative rules and regulations must also be published if their purpose is to enforce or implement existing law pursuant also to a valid delegation.
>
> Interpretative regulations and those merely internal in nature, that is, regulating only the personnel of the administrative agency and not the public, need not be published. Neither is publication required of the so-

[35] The Court stated in *Freedom from Debt Coalition* that "[s]ince the IRR was issued pursuant to the EPIRA, Section 4(e) of Rule 3 as part of the IRR has the force and effect of law." ; Id. at 199.
[36] 230 Phil. 528 (1986).

9

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called letters of instructions issued by administrative superiors concerning the rules or guidelines to be followed by their subordinates in the performance of their duties.[37]

A careful review of the procedural steps undertaken by the ERC leading to its issuance of the Order dated February 24, 2003 in ERC Case No. 2003-44, which set forth the GRAM Implementing Rules, as well as the Order dated June 2, 2004 in ERC Case No. 2004-112, which approved the increase of respondent MERALCO's generation charge purportedly in accordance with the GRAM Implementing Rules, shows that there was no publication of the same in the Official Gazette or in a newspaper of general circulation.

The procedural antecedents leading to the adoption of the GRAM Implementing Rules and the approval of respondent MERALCO's generation charge are outlined below based on the ERC's own account thereof:

- On January 29, 2003, the ERC issued an Order setting for public consultation its proposed Implementing Rules for the Recovery of Deferred Fuel and Independent Power Producer Costs (DÉCOR) and Deferred Incremental Currency Exchange Recovery (DICER) on February 17, 2003;
- Notice of the said public consultation was published in the Philippine Star on February 3, 2003;
- In the said notice and order, interested parties were directed to submit their written comments on the proposed Implementing Rules for the Recovery of the DÉCOR and DICER on or before February 12, 2003;
- In compliance therewith, several distribution utilities like respondent MERALCO and consumer groups like petitioner NASECORE submitted their written comments. The distribution utilities manifested their objections to the adoption of the DÉCOR and DICER while the consumer groups expressed that the ERC should have taken into consideration consumer protection when it drafted the proposed rules;
- On February 17, 2003, the public consultation took place where representatives of various distribution utilities and consumer groups were present;
- Upon the request of the consumer groups, another public consultation was held for them on February 21, 2003;

[37] Id. at 535. Underscoring ours.

- On February 24, 2003, the ERC promulgated the Order setting forth the GRAM and ICERA Implementing Rules. The said implementing rules provide that they shall take effect immediately;

- On January 16, 2004 respondent MERALCO filed an application entitled In the Matter of the Application for the Recovery of the Independent Power Producer Costs under the Generation Rate Adjustment Mechanism (GRAM), docketed as ERC Case No. 2004-20. In the said application, respondent MERALCO proposed that a generation charge of ₱3.2041 per kWh be approved;

- On January 21, 2004, the ERC approved respondent MERALCO's generation charge of ₱3.1886 per kWh effective immediately;

- On April 19, 2004, respondent MERALCO filed an amended application under the GRAM for the approval of its proposed generation charge of ₱3.4664 per kWh, docketed as ERC Case No. 2004-12.

- On June 2, 2004, the ERC promulgated the assailed Order approving respondent MERALCO's generation charge of ₱3.213 per kWh effective immediately.

Nowhere from the above narration does it show that the GRAM Implementing Rules was published in the Official Gazette or in a newspaper of general circulation. Significantly, the effectivity clauses of both the GRAM and ICERA Implementing Rules uniformly provide that they "shall take effect immediately." These clauses made no mention of their publication in either the Official Gazette or in a newspaper of general circulation. Moreover, per the Certification dated January 11, 2006 of the Office of the National Administrative Register (ONAR), the said implementing rules and regulations were not likewise filed with the said office in contravention of the Administrative Code of 1987.[38]

Applying the doctrine enunciated in *Tañada*, the Court has previously declared as having no force and effect the following administrative issuances: (1) Rules and Regulations issued by the Joint Ministry of Health-

[38] Book VII, Chapter 2, Section 3 thereof states:
Filing. – (1) Every agency shall file with the University of the Philippines Law Center three (3) certified copies of every rule adopted by it. Rules in force on the date of effectivity of this Code which are not filed within three (3) months from the date shall not thereafter be the basis of any sanction against any party or persons.
(2) The records officer of the agency, or his equivalent functionary, shall carry out the requirements of this section under pain or disciplinary action.
(3) A permanent register of all rules shall be kept by the issuing agency and shall be open to public inspection.

Ministry of Labor and Employment Accreditation Committee regarding the accreditation of hospitals, medical clinics and laboratories;[39] (2) Letter of Instruction No. 1416 ordering the suspension of payments due and payable by distressed copper mining companies to the national government;[40] (3) Memorandum Circulars issued by the Philippine Overseas Employment Administration regulating the recruitment of domestic helpers to Hong Kong;[41] (4) Administrative Order No. SOCPEC 89-08-01 issued by the Philippine International Trading Corporation regulating applications for importation from the People's Republic of China;[42] (5) Corporation Compensation Circular No. 10 issued by the Department of Budget and Management discontinuing the payment of other allowances and fringe benefits to government officials and employees;[43] and (6) POEA Memorandum Circular No. 2 Series of 1983 which provided for the schedule of placement and documentation fees for private employment agencies or authority holders.[44]

In all these cited cases, the administrative issuances questioned therein were uniformly struck down as they were not published or filed with the National Administrative Register. On the other hand, in *Republic v. Express Telecommunications Co., Inc.*,[45] the Court declared that the 1993 Revised Rules of the National Telecommunications Commission had not become effective despite the fact that it was filed with the National Administrative Register because the same had not been published at the time. The Court emphasized therein that "publication in the Official Gazette or a newspaper of general circulation is a condition *sine qua non* before statutes, rules or regulations can take effect."[46]

---

[39] *Joint Ministry of Health-Ministry of Labor and Employment Accreditation Committee v. CA*, G.R. No. 78254, 25 April 1991, 196 SCRA 263.
[40] *Caltex Phils., Inc. v. CA*, G.R. No. 92585, 8 May 1992, 208 SCRA 726.
[41] *Philippine Association of Service Exporters v. Torres*, G.R. No. 101279, 6 August 1992, 212 SCRA 298.
[42] *Philippine International Trading Corp. v. Angeles*, 331 Phil. 723 (1996).
[43] *De Jesus v. Commission on Audit*, G.R. No. 109023, 12 August 1998, 294 SCRA 152.
[44] *Philsa International Placement and Services Corp. v. Secretary of Labor and Employment*, G.R. No. 103144, 4 April 2001, 356 SCRA 174.
[45] 424 Phil. 372 (2002).
[46] Id. at 393.

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In this case, the GRAM Implementing Rules must be declared ineffective as the same was never published or filed with the National Administrative Register. To show that there was compliance with the publication requirement, respondents MERALCO and the ERC dwell lengthily on the fact that the parties, particularly the distribution utilities and consumer groups, were duly notified of the public consultation on the ERC's proposed implementing rules. These parties participated in the said public consultation and even submitted their comments thereon.

However, the fact that the parties participated in the public consultation and submitted their respective comments is not compliance with the fundamental rule that the GRAM Implementing Rules, or any administrative rules whose purpose is to enforce or implement existing law, must be published in the Official Gazette or in a newspaper of general circulation. The requirement of publication of implementing rules of statutes is mandatory and may not be dispensed with altogether even if, as in this case, there was public consultation and submission by the parties of their comments.

The public consultation and submission by the parties of their comments were procedures *prior* to the adoption of the GRAM Implementing Rules. In fact, at the time, the ERC's proposed implementing rules were denominated Implementing Rules for the Recovery of DECOR and DICER. These procedural steps (public consultation and submission of comments) are entirely different from the publication of statutes mandated by law, which occurs *after* their promulgation or adoption.

The obvious purpose of the preliminary procedures of public consultation and submission of comments is to give the parties the opportunity to air their views and express their concerns on particular subject matters before legislative measures or implementing rules and regulations addressing these matters are promulgated. On the other hand, the avowed rationale for the requirement of publication of statutes is to apprise the public of the contents of the laws or rules and regulations that

have already been promulgated or adopted. As the Court ratiocinated in *Tañada*:

> It is not correct to say that under the disputed clause publication may be dispensed with altogether. The reason is that such omission would offend due process insofar as it would deny the public knowledge of the laws that are supposed to govern it. Surely, if the legislature could validly provide that a law shall become effective immediately upon its approval notwithstanding the lack of publication (or after an unreasonably short period after publication), it is not unlikely that persons not aware of it would be prejudiced as a result; and they would be so not because of a failure to comply with it simply because they did not know of its existence. Significantly, this is not true only of penal laws as is commonly supposed. One can think of many non-penal measures, like a law on prescription, which must also be communicated to the persons they may affect before they began to operate.[47]

The Court likewise emphasized therein that the Bill of Rights recognizes "the right of the people to information on matters of public concern."[48]

With respect to the GRAM Implementing Rules, its publication in the Official Gazette or in a newspaper of general circulation is mandated by the fact that these rules seek to implement key provisions of the EPIRA. More importantly, the GRAM Implementing Rules, insofar as it lays down the procedure by which generation costs of distribution utilities are recovered, affect ultimately the public as consumers of electricity and who pay the charges therefor.

Clearly, the GRAM Implementing Rules affects the public inasmuch as it determines the costs of electricity consumption. The public, not only the parties to the cases before the ERC, has the right to be apprised of the contents of the GRAM Implementing Rules by publication of the same in the Official Gazette or in a newspaper of general circulation in the Philippines – to the end that it be given amplest opportunity to voice out whatever opposition it may have, and to ventilate its stance on the matter.[49]

---

[47] *Supra* at note 24, p. 534.
[48] Section 7, Article III of the Constitution.
[49] See *De Jesus v. Commission on Audit*, G.R. No. 109023, 12 August 1998, 294 SCRA 152.

In light of the foregoing disquisition, the assailed ERC Order dated June 2, 2004 in ERC Case No. 2004-112 approving the increase of respondent MERALCO's generation charge from ₱3.1886 to ₱3.3213 per kWh effective immediately is nullified for having been issued with grave abuse of discretion.

WHEREFORE, premises considered, the petition is GRANTED. The assailed ERC Order dated June 2, 2004 in ERC Case No. 2004-112 is DECLARED VOID and accordingly SET ASIDE.

SO ORDERED.



ROMEO J. CALLEJO, SR.
Associate Justice

WE CONCUR:



ARTEMIO V. PANGANIBAN
Chief Justice



REYNATO S. PUNO
Associate Justice



LEONARDO A. QUISUMBING
Associate Justice



CONSUELO YNARES-SANTIAGO
Associate Justice



ANGELINA SANDOVAL-GUTIERREZ
Associate Justice



ANTONIO T. CARPIO
Associate Justice



MA. ALICIA AUSTRIA-MARTINEZ
Associate Justice



RENATO C. CORONA
Associate Justice



CONCHITA CARPIO MORALES
Associate Justice

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ADOLFO S. AZCUNA
Associate Justice

DANTE O. TINGA
Associate Justice




MINITA V. CHICO-NAZARIO
Associate Justice

CANCIO C. GARCIA
Associate Justice

CERTIFICATION

Pursuant to Section 13, Article VIII of the Constitution, it is hereby certified that the conclusions in the above Decision were reached in consultation before the case was assigned to the writer of the opinion of the Court.



ARTEMIO V. PANGANIBAN
Chief Justice

G.R. No. 163935 – National Association of Electricity Consumers for Reforms (NASECORE), et al. v. Energy Regulatory Commission (ERC) and Manila Electric Company (MERALCO)

FEBRUARY 02, 2006

x--x

SEPARATE OPINION

TINGA, *J.*:

I join the *ponencia* of our esteemed colleague, Mr. Justice Callejo, but should like to add a few thoughts on the main issue of publication especially as it relates significantly to my own *ponencia* in *Freedom from Debt Coalition v. Energy Regulatory Commission.*[1]

Among the insidious flaws of the Philippine electric power industry are the enormous cost of power and inadequate consumer protection. To a large measure, especially in terms of the provisions concerning rate-fixing, these deficiencies are addressed by Republic Act No. 9136, otherwise known as the Electric Power Industry Reform Act (EPIRA).

The EPIRA introduced significant reforms which, although procedural in character, bring about substantial benefits to consumers. Specifically, the publication requirement under Sec. 4(e), Rule 3 of the EPIRA Implementing Rules and Regulations (IRR) is aimed to protect the public interest *vis-à-vis* the rates and

[1] G.R. No. 161113, June 15, 2004, 432 SCRA 157.

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services of electric utilities and other providers of electric power; to ensure transparent and reasonable prices of electricity in a regime of free and fair competition and full public accountability; and to balance the interests of the consumers and the public utilities providing electric power through the fair and non-discriminatory treatment of the two sectors.

Thus, in *Freedom from Debt Coalition v. Energy Regulatory Commission, supra,* we ruled that the publication of the application for provisional rate increase is an indispensable requirement, the inadequacy of which rendered the proceedings and subsequent decision of the Energy Regulatory Commission (ERC) void.

This same publication requirement is at issue here.

On December 26, 2001, MERALCO filed with the ERC an application for the approval of its unbundled rates and appraisal of its properties. The case was docketed as ERC Case No. 2001-900 and consolidated with ERC Case No. 2001-646. After a series of hearings, the ERC rendered a Decision dated March 20, 2003, approving MERALCO's unbundled schedule of rates effective on the next billing cycle. MERALCO was directed to recover the costs of power purchased from the National Power Corporation (NAPOCOR) through the Generation Rate Adjustment Mechanism (GRAM).

10

Apparently, there was another proceeding entitled "*In the Matter of the Adoption of the Generation Rate Adjustment Mechanism (GRAM) and Incremental Currency Exchange Recovery Adjustment (ICERA)*" docketed as ERC Case No. 2003-44 then being heard by the ERC. In an Order dated February 24, 2003 in the said case, the ERC adopted the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs: Generation Rate Adjustment Mechanism (GRAM) and the Implementing Rules for the Recovery of the Incremental Currency Exchange Rate Adjustment (ICERA), both to take effect immediately. These rules were formulated to replace the Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA), the automatic adjustment mechanisms then in effect.

In consonance with the ERC's Decision dated March 20, 2003 and its Order dated February 24, 2003, Meralco filed an amended application entitled "*In the Matter of the Application for the Recovery of the Independent Power Producer Costs under the Generation Rate Adjustment Mechanism (GRAM).*" In its Order dated June 2, 2004, the ERC approved the increase of MERALCO's generation charge effective immediately.



Invoking Sec. 4(e), Rule 3 of the IRR and *Freedom from Debt Coalition v. ERC, supra,* petitioners assail the ERC's Order for being violative of procedural due process as MERALCO's amended application for the increase of its generation charge was

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not published in a newspaper of general circulation. As a result, petitioners were not able to file their respective comments on the amended application.

On the other hand, the ERC and MERALCO jointly argue that the cited provision of the EPIRA IRR has no application because MERALCO's amended application for the increase of its generation charge is governed not by the EPIRA IRR but by the GRAM IRR, which does not require that the application of a distribution utility be published or that comments thereon of local government units and the consumers be solicited. Allegedly, the procedure under the GRAM IRR is different from that under the EPIRA IRR because the GRAM was intended to be an adjustment mechanism and not an independent rate application within the contemplation of the EPIRA IRR.

The EPIRA mandated the creation of a comprehensive IRR by the Department of Energy (DOE) in consultation with relevant government agencies, electric power industry participants, non-government organizations, end-users and consumers. The IRR thus promulgated specifically outlines, among others, the procedure to be followed with regard to applications for rate adjustment or for other relief affecting consumers. It provides:

Sec. 4. *Responsibilities of the ERC.*

...

(e) **Any application or petition for rate adjustment or for any relief affecting the consumers** must be verified, and accompanied with an acknowledgement of receipt of a copy thereof by the LGU Legislative Body of the locality where the applicant or petitioner principally operates together with the certification of the notice of publication thereof in a newspaper of general circulation in the same locality.

The ERC may grant provisionally or deny the relief prayed for not later than seventy-five (75) calendar days from the filing of the application or petition, based on the same and the supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.

Thereafter, the ERC shall conduct a formal hearing on the application or petition, giving proper notices to all parties concerned, with at least one public hearing in the affected locality, and shall decide the matter on the merits not later than twelve (12) months from the issuance of the aforementioned provisional order.

This Section 4(e) shall not apply to those applications or petitions already filed as of 26 December 2001 in compliance with Section 36 of the Act. [Emphasis supplied]

MERALCO's application for the increase in its generation charge is undoubtedly within the contemplation of the EPIRA IRR. The publication requirement applies indiscriminately to all petitions for rate adjustment whether as a result of an adjustment mechanism, as respondents posit, or as an independent application. As long as the application would affect the

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consumers, or would result in any change in the cost of power paid by them, the EPIRA IRR shall come into play.

To reiterate the Court's pronouncement in *Freedom from Debt Coalition v. ERC, supra,* "the publication requirement under the IRR has a dual purpose: *first*, it is jurisdictional because without it, the ERC would be powerless to assume jurisdiction over the petition; and *second,* it is a necessary component of procedural due process aimed at giving the petition as wide publicity as possible so that all persons having an interest in the proceedings may be notified thereof."[2]

On account of this jurisdictional due process component, the publication requirement should be strictly complied with. A petition for increase in generation charge, such as MERALCO's application in this case, is, for all intents and purposes, just an application for rate adjustment by another name.



DANTE O. TINGA
Associate Justice

[2]Resolution dated August 9, 2005 in *Freedom from Debt Coalition v. Energy Regulatory Commission.*